Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-173037

Prospectus

McJunkin Red Man Corporation

$1,050,000,000
9.50% Senior Secured Notes due December 15, 2016

The 9.50% senior secured notes due December 15, 2016 offered hereby, which we refer to as “the notes”, relate to an aggregate of $1,050,000,000 of 9.50% senior secured notes due December 15, 2016 we originally issued on December 21, 2009 and February 11, 2010 that are currently subject to an exchange offer.

We pay interest on the notes on June 15 and December 15 of each year. We may also redeem the notes, in whole or in part, at any time on or after December 15, 2012 at the redemption prices set forth in this prospectus. In addition, at any time prior to December 15, 2012, we may redeem some or all of the notes at a price equal to 100% of the principal amount of the notes plus a make-whole premium and accrued and unpaid interest to the redemption date. We may also, at any time prior to December 15, 2012, redeem up to 35% of the aggregate principal amount of the notes issued under the indenture governing the notes with the net proceeds of certain equity offerings at the redemption price set forth in this prospectus.

The notes are unconditionally guaranteed, jointly and severally, by all of our wholly owned domestic subsidiaries (together with any other restricted subsidiaries that may guarantee the notes from time to time, the “Subsidiary Guarantors”) and by McJunkin Red Man Holding Corporation, our parent company. The notes and the guarantees by the Subsidiary Guarantors will be secured on a senior basis (subject to permitted prior liens), together with any other Priority Lien Obligations (as such term is defined in “Description of Notes — Certain Definitions”), equally and ratably by security interests granted to the collateral trustee in all Notes Priority Collateral (as such term is defined in “Description of Notes — Certain Definitions”) from time to time owned by the Issuer or the Subsidiary Guarantors. The guarantee of McJunkin Red Man Holding Corporation will not be secured. The notes and the guarantees by the Subsidiary Guarantors will also be secured on a junior basis (subject to the lien to secure our revolving credit facility and other permitted prior liens) by security interests granted to the collateral trustee in all ABL Priority Collateral (as such term is defined in “Description of Notes — Certain Definitions”) from time to time owned by the Issuer or the Subsidiary Guarantors.

There is no existing public market for the notes offered hereby. We do not intend to list the notes on any securities exchange or seek approval for quotation through any automated trading system.

You should consider carefully the “Risk Factors” beginning on page 15 of this prospectus.

Neither the Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus has been prepared for and will be used by Goldman, Sachs & Co. in connection with offers and sales of the notes in market-making transactions. These transactions may occur in the open market or may be privately negotiated at prices related to prevailing market prices at the time of sales or at negotiated prices. Goldman, Sachs & Co. may act as principal or agent in these transactions. We will not receive any proceeds of such sales.

Goldman, Sachs & Co.

The date of this prospectus is July 11, 2011.

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not constitute an offer to sell, or solicitation of an offer to buy, to any person in any jurisdiction in which such an offer to sell or solicitation would be unlawful. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus.

McJunkin Red Man Corporation is a Delaware corporation. We are a wholly owned subsidiary of McJunkin Red Man Holding Corporation, a Delaware corporation. Our principal executive offices are located in 2 Houston Center, 909 Fannin, Suite 3100, Houston, Texas 77010. Our telephone number is (877) 294-7574.

This prospectus contains registered and unregistered trademarks and service marks of McJunkin Red Man Corporation and its affiliates, as well as trademarks and service marks of third parties. All brand names, trademarks and service marks appearing in this offering circular are the property of their respective holders.

PROSPECTUS SUMMARY

The following summary contains a summary of basic information contained elsewhere in this prospectus. It does not contain all the information that may be important to you. For a more complete understanding, we encourage you to read this entire prospectus carefully, including the “Risk Factors” section and the financial data and related notes. Unless otherwise indicated or the context otherwise requires, all references to “the Company”, “McJunkin Red Man”, “MRC”, “we”, “us”, and “our” refer to McJunkin Red Man Holding Corporation and its consolidated subsidiaries, and all references to the “Issuer” are to McJunkin Red Man Corporation, exclusive of its subsidiaries.

Our Company

We are the largest global distributor of pipe, valves and fittings (“PVF”) and related products and services to the energy industry based on sales and hold the leading position in our industry across each of the upstream (exploration, production, and extraction of underground oil and natural gas), midstream (gathering and transmission of oil and natural gas, natural gas utilities, and the storage and distribution of oil and natural gas) and downstream (crude oil refining, petrochemical processing and general industrials) end markets. We currently serve our customers through over 400 global service locations. Our North America segment includes over 180 branches, 6 distribution centers in the U.S. and 1 in Canada, with 13 valve automation service centers and over 180 pipe yards located in the most active oil and natural gas regions in North America. Our International segment includes over 30 branch locations throughout Europe, Asia and Australasia with distribution centers in the United Kingdom and Singapore.

McJunkin Red Man Holding Corporation was incorporated in Delaware on November 20, 2006 and McJunkin Red Man Corporation was incorporated in West Virginia on March 21, 1922 and was reincorporated in Delaware on June 14, 2010. Our principal executive office is located at 2 Houston Center, 909 Fannin, Suite 3100, Houston, Texas 77010. We also have corporate offices located at 835 Hillcrest Drive, Charleston, West Virginia 25311 and 8023 East 63rd Place, Tulsa, Oklahoma 74133. Our telephone number is (877) 294-7574. Our website address is www.mrcpvf.com. Information contained on our website is expressly not incorporated by reference into this prospectus.

Our business is segregated into two operating segments, one consisting of our North American operations and one consisting of our other international operations. These segments represent our business of providing PVF and related products and services to the energy and industrial sectors, across each of the upstream, midstream and downstream markets.

History

McJunkin Corporation (“McJunkin”) was founded in 1921 in Charleston, West Virginia and initially served the local oil and natural gas industry, focusing primarily on the downstream end market. In 1989, McJunkin broadened its upstream end market presence by merging its oil and natural gas division with Appalachian Pipe & Supply Co. to form McJunkin Appalachian Oilfield Supply Company (“McJunkin Appalachian”, which was a subsidiary of McJunkin Corporation, but has since been merged with and into McJunkin Red Man Corporation), which focused primarily on upstream oil and natural gas customers.

In April 2007, we acquired Midway-Tristate Corporation (“Midway”), a regional PVF oilfield distributor, primarily serving the upstream Appalachia and Rockies regions. This extended our leadership position in Appalachia/Marcellus shale region, while adding additional branches in the Rockies.

Red Man Pipe & Supply Co. (“Red Man”) was founded in 1976 in Tulsa, Oklahoma and began as a distributor to the upstream end market and subsequently expanded into the midstream and downstream end markets. In 2005, Red Man acquired an approximate 51% voting interest in Canadian oilfield distributor Midfield Supply ULC (“Midfield”), giving Red Man a significant presence in the Western Canadian Sedimentary Basin.

In October 2007, McJunkin and Red Man completed a business combination transaction to form the combined company, McJunkin Red Man Corporation. This transformational merger combined leadership positions in the upstream, midstream and downstream end markets, while creating a “one stop” PVF leader across all end markets with full geographic coverage across North America. Red Man has since been merged with and into McJunkin Red Man Corporation.

On July 31, 2008, we acquired the remaining voting and equity interest in Midfield. Also, in October 2008, we acquired LaBarge Pipe & Steel Company (“LaBarge”). LaBarge is engaged in the sale and distribution of carbon steel pipe (predominately large diameter pipe) for use primarily in the North American midstream energy infrastructure market. The acquisition of LaBarge expanded our midstream end market leadership, while adding a new product line in large outside diameter pipe.

On October 30, 2009, we acquired Transmark Fcx Group B.V. (“Transmark”) and as part of the acquisition, we renamed Transmark as MRC Transmark Group B.V. (“MRC Transmark”). MRC Transmark is a leading distributor of valves and flow control products in Europe, Southeast Asia and Australasia. Transmark was formed from a series of acquisitions, the most significant being the acquisition of FCX European and Australasian distribution business in July 2005. The acquisition of Transmark provided geographic expansion internationally, additional downstream diversification and enhanced valve market leadership.

During 2010, we acquired The South Texas Supply Company, Inc. (“South Texas Supply”) and also certain operations and assets from Dresser Oil Tools, Inc. (“Dresser”). With these two acquisitions, we expanded our footprint in the Eagle Ford and Bakken shale regions, expanding our local presence in two of the emerging active shale basins in North America.

Recent Developments

On May 25, 2011, we signed an agreement to acquire 100% of the outstanding common stock of Stainless Pipe and Fittings Australia Pty Ltd (“SPF”). Headquartered in Perth, Western Australia, SPF is a distributor of stainless steel piping products generating annual revenues of approximately US$100 million through its seven locations across Australia as well as Korea, Italy, United Kingdom, and United Arab Emirates. This transaction, closed on June 9, 2011.

On June 14, 2011, we entered into a $1.05 billion asset-based revolving credit facility. The proceeds of this facility were used to repay outstanding indebtedness under our previous asset-based revolving credit facility, the Midfield revolving credit facility and the Midfield term loan facility and will be used to fund the ongoing needs of our business (collectively, the “Refinancing”). This facility has a five year term maturing on June 14, 2016.

Corporate Structure

The following chart illustrates our simplified organization and ownership structure:

The Goldman Sachs Funds

Certain affiliates of The Goldman Sachs Group, Inc., including GS Capital Partners V Fund, L.P., GS Capital Partners VI Fund, L.P. and related entities, or the Goldman Sachs Funds, are the majority owners of PVF Holdings LLC, our indirect parent company.

The Goldman Sachs Funds are managed by the Principal Investment Area of Goldman Sachs (“GS PIA”). GS PIA is one of the world’s largest private equity and mezzanine investors, having invested approximately $67 billion in over 750 companies globally since 1986, and manages a diverse global portfolio of companies from the firm’s New York, London, Hong Kong, Tokyo, San Francisco and Mumbai offices. GS PIA’s investment philosophy is centered on (i) investing in world-class companies; (ii) acting as a patient and supportive long-term investor; and (iii) partnering with quality managers whose incentives are aligned with those of GS PIA. GS PIA has extensive equity investing experience in the energy and industrial distribution sectors, including upstream exploration and production companies (Bill Barrett Corporation and Cobalt International Energy, Inc.), midstream companies (Kinder Morgan, Inc.), downstream companies (CVR Energy, Inc.), power generation companies (Energy Future Holdings Corp., Horizon Wind Energy, LLC, Orion Power Holdings, Inc.), oilfield services companies (CCS Corporation, Ensco International Inc., Expro International Group Holdings Ltd., SEACOR Holdings Inc., Sub Sea International, Inc.) and industrial distributors (Ahlsell Sverige AB).

Summary of the Notes

The summary below describes the principal terms of the notes. Some of the terms and conditions described below are subject to important limitations and exceptions. See “Description of Notes” for a more detailed description of the terms and conditions of the notes.

Issuer	McJunkin Red Man Corporation.

Securities Offered	Up to $1,050,000,000 aggregate principal amount of 9.50% senior secured notes due 2016 that are currently subject to an exchange offer.

Maturity Date	The notes will mature on December 15, 2016.

Interest Payment Dates	Interest on the notes will be payable in cash on June 15 and December 15 of each year.

Guarantees	The notes are unconditionally guaranteed, jointly and severally, by all of our wholly owned domestic subsidiaries (together with any other restricted subsidiaries that may guarantee the notes from time to time, the “Subsidiary Guarantors”) and by McJunkin Red Man Holding Corporation. McJunkin Red Man Holding Corporation does not have any material assets other than its ownership of 100% of the Issuer’s capital stock.

Under the indenture relating to the notes, any wholly-owned domestic subsidiary (other than immaterial subsidiaries) formed or acquired on or after the date of the indenture and any restricted subsidiary that provides a guarantee with respect to our revolving credit facility or any other indebtedness of the Issuer or any Subsidiary Guarantor will also be required to guarantee the notes. See “Description of Notes — Certain Covenants — Guarantees.”

Collateral	The notes and the guarantees by the Subsidiary Guarantors are secured on a senior basis (subject to permitted prior liens), together with any other Priority Lien Obligations (as such term is defined in “Description of Notes — Certain Definitions”), equally and ratably by security interests granted to the collateral trustee in all Notes Priority Collateral (as such term is defined in “Description of Notes — Certain Definitions”) from time to time owned by the Issuer or the Subsidiary Guarantors. The guarantee of McJunkin Red Man Holding Corporation is not secured.

The Notes Priority Collateral generally comprises substantially all of the Issuer’s and the Subsidiary Guarantors’ tangible and intangible assets, other than specified excluded assets. The collateral trustee holds the senior liens on the Notes Priority Collateral in trust for the benefit of the holders of the notes and the holders of any other Priority Lien Obligations. See “Description of Notes — Security — Collateral”.

The notes and the guarantees by the Subsidiary Guarantors are also secured on a junior basis (subject to the lien which secures our revolving credit facility and other permitted prior liens) by security interests granted to the collateral trustee in all ABL Priority Collateral (as such term is defined in “Description of Notes — Certain Definitions”) from time to time owned by the Issuer or the Subsidiary Guarantors.

The ABL Priority Collateral generally comprises substantially all of the Issuer’s and the Subsidiary Guarantors’ accounts receivable, inventory, general intangibles and other assets relating to the foregoing, deposit and securities accounts (other than the “Net Available Cash Account,” as such term is defined in the intercreditor agreement), and proceeds and products of the foregoing, other than specified excluded assets. See “Description of Notes — Security — Collateral”. The collateral trustee holds the junior liens on the ABL Priority Collateral in trust for the benefit of the holders of the notes and the holders of any other Priority Lien Obligations.

Assets owned by our non-guarantor subsidiaries and by McJunkin Red Man Holding Corporation are not part of the collateral securing the notes or our revolving credit facility. See “Description of Notes — Security” and “Risk Factors — Risks Related to the Collateral and the Guarantees”.

Ranking	The notes and the related guarantees are the Issuer’s and the Subsidiary Guarantors’ senior secured obligations and McJunkin Red Man Holding Corporation’s senior unsecured obligation. The indebtedness evidenced by the notes and subsidiary guarantees ranks:

• senior to any debt of the Issuer and the Subsidiary Guarantors to the extent of the collateral which secures the notes and guarantees on a senior basis;

• equal with all of the Issuer’s and the Subsidiary Guarantors’ existing and future senior indebtedness (before giving effect to security interests);

• senior to all of the Issuer’s and the Subsidiary Guarantors’ existing and future subordinated indebtedness;

• junior in priority to our revolving credit facility (to the extent of the collateral that secures our revolving credit facility) and to any other debt incurred after the issue date that has a priority security interest relative to the notes in the collateral that secures the revolving credit facility;

• equal in priority to any other indebtedness incurred before or after the issue date which is secured on an equal basis with the notes and guarantees, including the outstanding notes; and

• junior in priority to the existing and future claims of creditors and holders of preferred stock of our subsidiaries that do not guarantee the notes.

As of March 31, 2011:

• we and the Subsidiary Guarantors had $245 million outstanding under our revolving credit facility and outstanding letters of credit of approximately $4.8 million (with $377 million of available borrowings under our revolving credit facility), and, as of March 31, 2011, on an as adjusted basis after giving effect to the Refinancing, we would have had $255 million outstanding under our revolving credit facility and outstanding letters of credit of approximately $4.8 million (with $380 million of available borrowings under our revolving credit facility), all of which would rank senior to the notes to the extent of the collateral securing the revolving credit facility on a senior basis;

• our non-guarantor subsidiaries had indebtedness of $59 million and borrowing availability of an additional $100 million, and, as of March 31, 2011, on an as adjusted basis after giving effect to the Refinancing, our non-guarantor subsidiaries would have had indebtedness of $59 million and borrowing availability of an additional $156 million, all of which would rank senior to the notes;

• we and the guarantors had $1.05 billion of outstanding notes outstanding plus certain outstanding interest rate swap agreements, all of which would rank pari passu with the notes;

• we and the guarantors had no subordinated indebtedness; and

• our parent guarantor had no indebtedness other than its guarantee of the outstanding notes.

See “Description of Notes — Brief Description of the Notes and the Note Guarantees”.

Intercreditor Agreement	The collateral trustee has entered into an intercreditor agreement with the Issuer, the Subsidiary Guarantors and Bank of America, N.A., as collateral agent under our revolving credit facility, which governs the relationship of noteholders and the lenders under our revolving credit facility with respect to collateral and certain other matters. See “Description of Notes — The Intercreditor Agreement”.

Collateral Trust Agreement	The Issuer and the Subsidiary Guarantors have entered into a collateral trust agreement with the collateral trustee and the trustee under the indenture governing the notes. The collateral trust agreement sets forth the terms on which the collateral trustee will receive, hold, administer, maintain, enforce and distribute the proceeds of all liens upon the collateral which it holds in trust. See “Description of Notes — The Collateral Trust Agreement”.

Sharing of Liens and Collateral	The Issuer and the Subsidiary Guarantors may issue additional senior secured indebtedness under the indenture governing the notes. The liens securing the notes may also secure, together on an equal and ratable basis with the notes, other Priority Lien Debt (as such term is defined in “Description of Notes — Certain Definitions”) permitted to be incurred by the Issuer under the indenture governing the notes, including additional notes of the same class under the indenture governing the notes. The Issuer and the Subsidiary Guarantors may also grant additional liens on the collateral securing the notes on a junior basis to secure Subordinated Lien Debt (as such term is defined in “Description of Notes — Certain Definitions”) permitted to be incurred under the indenture governing the notes.

Optional Redemption	We may redeem the notes, in whole or in part, at any time on or after December 15, 2012 at the redemption prices set forth in this prospectus. In addition, at any time prior to December 15, 2012, we may redeem some or all of the notes at a price equal to 100% of the principal amount of the notes plus a make-whole premium and accrued and unpaid interest to the redemption date, in each case, as described in this prospectus under “Description of Notes — Optional Redemption”.

We may also, at any time prior to December 15, 2012, redeem up to 35% of the aggregate principal amount of the notes issued under the indenture governing the notes with the net proceeds of certain equity offerings at the redemption price set forth in this prospectus. See “Description of Notes — Optional Redemption”.

Offers to Purchase	If we sell certain assets without applying the proceeds in a specified manner, or experience certain change of control events, each holder of notes may require us to purchase all or a portion of its notes at the purchase prices set forth in this prospectus, plus accrued and unpaid interest and special interest, if any, to the purchase date. See “Description of Notes — Repurchase at the Option of Holders”. Our revolving credit facility or other agreements may restrict us from repurchasing any of the notes, including any purchase we may be required to make as a result of a change of control or certain asset sales. See “Risk Factors — Risks Related to the Notes — We May Not Have the Ability to Raise the Funds Necessary to Finance the Change of Control Offer or the Asset Sale Offer Required by the Indenture Governing the Notes”.

Covenants	The indenture governing the notes contains covenants that impose significant restrictions on our business. The restrictions that these covenants place on us and our restricted subsidiaries include limitations on our ability and the ability of our restricted subsidiaries to, among other things:

• incur additional indebtedness;

• issue certain preferred stock or disqualified capital stock;

• create liens;

• pay dividends or make other restricted payments;

• make certain payments on debt that is subordinated or secured on a basis junior to the notes;

• make investments;

• sell assets;

• create restrictions on the payment of dividends or other amounts to us from restricted subsidiaries;

• consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

• enter into transactions with our affiliates; and

• designate our subsidiaries as unrestricted subsidiaries.

These covenants are subject to a number of important exceptions and qualifications, which are described under “Description of Notes”.

Original Issue Discount	The notes were issued with original issue discount for United States federal income tax purposes. For United States federal income tax purposes, U.S. Holders will be required to include the original issue discount in gross income (as ordinary income) as it accrues on a constant yield basis in advance of the receipt of the cash payment to which such income is attributable (regardless of whether such U.S.

Holders use the cash or accrual method of tax accounting). See “Material United States Federal Tax Considerations — Stated Interest and Original Issue Discount”.

No Assurance of Active Trading Market	The notes will not be listed on any securities exchange or on any automated dealer quotation system. We cannot assure you that an active or liquid trading market for the notes will exist or be maintained. If an active or liquid trading market for the notes is not maintained, the market price and liquidity of the notes may be adversely affected. See “Risk Factors — Risks Related to the Notes — There is no Prior Public Market for the Notes, and We Do Not Know if a Market Will Ever Develop or, if a Market Does Develop, Whether it Will Be Sustained.”

Risk Factors

Despite our competitive strengths discussed elsewhere in this prospectus, investing in our notes involves substantial risk. In addition, our ability to execute our business strategy is subject to certain risks. The risks described under the heading “Risk Factors” immediately following this summary may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our business strategy as well as impact our ability to service the notes. You should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors”.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

On January 31, 2007, McJunkin Red Man Holding Corporation, an affiliate of The Goldman Sachs Group, Inc., acquired a majority of the equity of the entity now known as McJunkin Red Man Corporation (then known as McJunkin Corporation) (the “GS Acquisition”). In this prospectus, the term “Predecessor” refers to McJunkin Corporation and its subsidiaries prior to January 31, 2007 and the term “Successor” refers to the entity now known as McJunkin Red Man Holding Corporation and its subsidiaries on and after January 31, 2007. As a result of the change in McJunkin Corporation’s basis of accounting in connection with the GS Acquisition, Predecessor’s financial statement data for the one month ended January 30, 2007 and earlier periods is not comparable to Successor’s financial data for the eleven months ended December 31, 2007 and subsequent periods.

McJunkin Corporation completed a business combination transaction with Red Man Pipe & Supply Co. (the “Red Man Transaction”) on October 31, 2007. At that time, McJunkin Corporation was renamed McJunkin Red Man Corporation. Operating results for the eleven-month period ended December 31, 2007 include the results of McJunkin Red Man Holding Corporation for the full period and the results of Red Man Pipe & Supply Co. (“Red Man”) for the two months after the business combination on October 31, 2007. Accordingly, our historical results for the years ended December 31, 2010, 2009 and 2008 and the 11 months ended December 31, 2007 are not comparable to McJunkin’s historical results for the one month ended January 30, 2007 and the year ended December 31, 2006.

The summary consolidated financial information presented below under the captions Statement of Operations Data and Other Financial Data for the years ended December 31, 2010, 2009 and 2008, and the summary consolidated financial information presented below under the caption Balance Sheet Data as of December 31, 2010 and December 31, 2009, have been derived from the consolidated financial statements of McJunkin Red Man Holding Corporation included elsewhere in this prospectus that have been audited by Ernst & Young LLP, independent registered public accounting firm. The summary consolidated financial information presented below under the captions Statement of Operations Data and Other Financial Data for the one month ended January 30, 2007 and the eleven months ended December 31, 2007, and the summary consolidated financial information presented below under the caption Balance Sheet Data as of December 31, 2008, December 31, 2007 and January 30, 2007, have been derived from the consolidated financial statements of McJunkin Red Man Holding Corporation not included in this prospectus that have been audited by Ernst & Young LLP, independent registered public accounting firm. The summary consolidated financial information presented below under the captions Statement of Operations Data and Other Financial Data for the year ended December 31, 2006, and the summary consolidated financial information presented below under the caption Balance Sheet Data as of December 31, 2006, has been derived from the consolidated financial statements of our predecessor, McJunkin Corporation, not included in this prospectus, that have been audited by Schneider Downs & Co., Inc., independent registered public accounting firm.

The summary consolidated financial information presented below under the captions Statement of Operations Data and Other Financial Data for the three months ended March 31, 2011 and 2010, and the summary consolidated financial information presented below under the caption Balance Sheet Data as of March 31, 2011 and March 31, 2010, have been derived from the unaudited consolidated financial statements of McJunkin Red Man Holding Corporation included elsewhere in this prospectus. We have prepared the summary consolidated financial information for the three months ended March 31, 2011 and 2010 on a basis consistent with our audited consolidated financial statements for the year ended December 31, 2010, and this information includes all adjustments (consisting of only normal recurring adjustments unless otherwise disclosed therein) that management considers necessary for a fair presentation of our financial position and results of operations for the periods indicated. Our results for the three months ended March 31, 2011 are not necessarily indicative of our results for the full fiscal year.

The historical data presented below has been derived from financial statements that have been prepared using United States generally accepted accounting principles, or GAAP. This data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	Successor						Predecessor
						Eleven Months	One Month	Year
	Three Months					Ended	Ended	Ended
	Ended March 31		Year Ended December 31,			December 31,	January 30,	December 31,
	2011	2010	2010	2009	2008	2007	2007	2006
	(Unaudited)
	(In millions, except per share information)
Statement of Operations Data:
Sales	$991.8	$858.3	$3,845.5	$3,661.9	$5,255.2	$2,124.9	$142.5	$1,713.7
Cost of sales	844.8	728.8	3,327.0	3,067.4	4,273.1	1,761.9	114.9	1,398.5
Inventory write-down	—	—	0.4	46.5	—	—	—	—

Gross margin	147.0	129.5	518.1	548.0	982.1	363.0	27.6	315.2
Selling, general and administrative expenses	114.8	108.1	447.8	408.6	482.1	218.5	15.9	189.5
Goodwill and intangibles impairment charge	—	—	—	386.1	—	—	—	—

Operating income (loss)	32.2	21.4	70.3	(246.7)	500.0	144.5	11.7	125.7
Other (expense) income
Interest expense	(33.5)	(35.3)	(139.6)	(116.5)	(84.5)	(61.7)	(0.1)	(2.8)
Net gain on early extinguishment of debt	—	—	—	1.3	—	—	—	—
Change in fair value of derivative instruments	1.9	(4.1)	(4.9)	8.9	(6.2)	—	—	—
Other, net	(2.4)	(0.4)	(1.0)	(1.8)	(2.6)	(0.8)	(0.4)	(5.0)

Total other (expense) income	(34.0)	(39.8)	(145.5)	(108.1)	(93.3)	(62.5)	(0.5)	(7.8)

Income (loss) before income taxes	(1.8)	(18.4)	(75.2)	(354.8)	406.7	82.0	11.2	117.9
Income taxes	(0.7)	(6.5)	(23.4)	(15.0)	153.2	32.1	4.6	48.3

Net income (loss)	$(1.1)	$(11.9)	$(51.8)	$(339.8)	$253.5	$49.9	$6.6	$69.6

Other Financial Data:
Net cash provided by (used in) operations	5.8	6.4	112.5	505.5	(137.4)	110.2	6.6	18.4
Net cash provided by (used in) investing activities	11.9	(4.4)	(16.2)	(66.9)	(314.2)	(1,788.9)	(0.2)	(3.3)
Net cash provided by (used in) financing activities	(30.8)	(23.8)	(97.9)	(393.9)	452.0	1,687.2	(8.3)	(17.2)
Adjusted Gross Margin(1)	173.5	154.2	663.2	493.5	1,164.0	400.6	27.9	331.6
Adjusted EBITDA(2)	59.6	48.5	224.2	218.5	744.4	344.9	26.0	141.7

	Successor						Predecessor
			Year	Year	Year	Year	Year
	Three Months		Ended	Ended	Ended	Ended	Ended
	Ended March 31		December 31,	December 31,	December 31,	December 31,	December 31,
	2011	2010	2010	2009	2008	2007	2006
	(Unaudited)

Balance Sheet Data:
Cash and cash equivalents	$42.1	$34.5	$56.2	$56.2	$12.1	$10.1	$3.7
Working capital(3)	848.2	921.6	842.6	930.2	1,208.0	674.1	212.3
Total assets	2,969.5	3,024.4	2,991.2	3,083.2	3,919.7	3,083.8	481.0
Total debt(4)	1,333.0	1,430.2	1,360.2	1,452.6	1,748.6	868.4	13.0
Stockholders’ equity	700.6	727.3	689.8	743.9	987.2	1,262.7	258.2

(1)	We define Adjusted Gross Margin as sales, less cost of sales, plus depreciation and amortization, amortization of intangibles, and plus or minus the impact of our last in first out (LIFO) inventory costing methodology. We present Adjusted Gross Margin because we believe it is a useful indicator of our operating performance and facilitates a meaningful comparison to our peers. We believe this for the following reasons:

•	Our management uses Adjusted Gross Margin for planning purposes, including the preparation of our annual operating budget and financial projections. This measure is also used to assess the performance of our business.

•	Adjusted Gross Margin is used by investors to measure a company’s operating performance without regard to items, such as depreciation and amortization, and amortization of intangibles, that can vary substantially from company to company depending upon the nature and extent of transactions they have been involved in. Similarly, the impact of the LIFO inventory costing method can cause results to vary substantially from company to company depending upon whether those companies elect to utilize the LIFO method and depending upon which LIFO method they may elect.

•	Securities analysts can use Adjusted Gross Margin as a supplemental measure to evaluate overall operating performance of companies.

Particularly, we believe that Adjusted Gross Margin is a useful indicator of our operating performance because Adjusted Gross Margin measures our company’s operating performance without regard to acquisition transaction-related amortization expenses.

However, Adjusted Gross Margin does not represent and should not be considered an alternative to gross margin or any other measure of financial performance calculated and presented in accordance with GAAP. Our Adjusted Gross Margin may not be comparable to similar measures reported by other companies because other companies may not calculate Adjusted Gross Margin in the same manner as we do. Although we use Adjusted Gross Margin as a measure to assess the operating performance of our business, Adjusted Gross Margin has significant limitations as an analytical tool because it excludes certain material costs. For example, it does not include depreciation and amortization expense. Because we use capital assets, depreciation expense is a necessary element of our costs and our ability to generate revenue. In addition, the omission of amortization expense associated with our intangible assets further limits the usefulness of this measure. Furthermore, Adjusted Gross Margin does not account for our LIFO inventory costing methodology, and therefore, to the extent that recently purchased inventory accounts for a relatively large portion of our sales. Adjusted Gross Margin may overstate our operating performance. Because Adjusted Gross Margin does not account for certain expenses, its utility as a measure of our operating performance has material limitations. Because of these limitations, management does not view Adjusted Gross Margin in isolation or as a primary performance measure and also uses other measures, such as net income and sales, to measure operating performance.

The following table reconciles Adjusted Gross Margin to gross margin (in millions):

	Successor						Predecessor
			Year	Year	Year	Eleven Months	One Month	Year
	Three Months		Ended	Ended	Ended	Ended	Ended	Ended
	Ended March 31		December 31,	December 31,	December 31,	December 31,	January 31,	December 31,
	2011	2010	2010	2009	2008	2007	2007	2006
	(Unaudited)

Gross Margin	$147.0	$129.5	$518.1	$548.0	$982.1	$363.0	$27.6	$315.2
Depreciation	4.0	4.0	16.6	14.5	11.3	5.4	0.3	3.9
Amortization of Intangibles	12.4	13.8	53.9	46.6	44.4	21.9	—	0.3
LIFO	10.1	6.9	74.6	(115.6)	126.2	10.3	—	12.2

Adjusted Gross Margin	$173.5	$154.2	$663.2	$493.5	$1,164.0	$400.6	$27.9	$331.6

(2)	We define Adjusted EBITDA as net income plus interest, income taxes, depreciation and amortization, amortization of intangibles, other non-recurring and non-cash charges (such as gains/losses on the early extinguishment of debt, changes in the fair value of derivative instruments and goodwill impairment) and plus or minus the impact of our LIFO inventory costing methodology. Our revolving credit facility uses a measure substantially similar to Adjusted EBITDA. We present Adjusted EBITDA because it is an important factor in determining the interest rate and commitment fee we pay under our revolving credit facility. In addition, we believe it is a useful factor indicator of our operating performance. We believe this for the following reasons:

• our management uses Adjusted EBITDA for planning purposes, including the preparation of our annual operating budget and financial projections, as well as for determining a significant portion of the compensation of our executive officers;

• Adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items, such as interest expense, income tax expense and depreciation and amortization, that can vary substantially from company to company depending upon their financing and accounting methods, the book value of their assets, their capital structures and the method by which their assets were acquired; and

• securities analysts use Adjusted EBITDA as a supplemental measure to evaluate the overall operating performance of companies.

Particularly, we believe that Adjusted EBITDA is a useful indicator of our operating performance because Adjusted EBITDA measures our company’s operating performance without regard to certain non-recurring, non-cash and/or transaction-related expenses.

Adjusted EBITDA, however, does not represent and should not be considered as an alternative to net income, cash flow from operations, or any other measure of financial performance calculated and presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similar measures reported by other companies because other companies may not calculate Adjusted EBITDA in the same manner as we do. Although we use Adjusted EBITDA as a measure to assess the operating performance of our business, Adjusted EBITDA has significant limitations as an analytical tool because it excludes certain material costs. For example, it does not include interest expense, which has been a necessary element of our costs. Because we use capital assets, depreciation expense is a necessary element of our costs and our ability to generate revenue. In addition, the omission of the amortization expense associated with our intangible assets further limits the usefulness of this measure. Adjusted EBITDA also does not include the payment of certain taxes, which is also a necessary element of our operations. Furthermore, Adjusted EBITDA does not account for our LIFO inventory costing methodology, and therefore, to the extent that recently purchased inventory accounts for a relatively large portion of our sales, Adjusted EBITDA may overstate our operating performance. Because Adjusted EBITDA does not account for certain expenses, its utility as a measure of our operating performance has material limitation. Because of these limitations, management does not view Adjusted EBITDA in isolation or as a primary performance measure and also uses other measures, such as net income and sales, to measure operating performance.

The following table reconciles Adjusted EBITDA with our net income (loss), as derived from our financial statements (in millions):

	Successor						Predecessor
			Year	Year	Year	Eleven Months	One Month	Year
	Three Months		Ended	Ended	Ended	Ended	Ended	Ended
	Ended March 31		December 31,	December 31,	December 31,	December 31,	January 31,	December 31,
	2011	2010	2010	2009	2008	2007	2007	2006
	(Unaudited)

Net income (loss)	$(1.1)	$(11.9)	$(51.8)	$(339.8)	$253.5	$49.9	$6.6	$69.6
Income taxes	(0.7)	(6.5)	(23.4)	(15.0)	153.2	32.1	4.6	48.3
Interest expense	33.5	35.3	139.6	116.5	84.5	61.7	0.1	2.8
Depreciation and amortization	4.0	4.0	16.6	14.5	11.3	5.4	0.3	3.9
Amortization of intangibles	12.4	13.8	53.9	46.6	44.4	21.9	—	0.3
Amortization of Purchase Price Accounting	—	—	—	15.7	2.4	—	—	—
Changes in fair value of derivative instruments	(1.9)	4.1	4.9	(8.9)	6.2	—	—	—
Closed locations	—	—	(0.7)	1.4	—	—	—	—
Equity based compensation	1.5	1.0	3.7	7.8	10.2	3.0	—	—
Franchise taxes	—	—	0.7	1.4	1.5	—	—	—
Gain on early extinguishment of debt	—	—	—	(1.3)	—	—	—	—
Goodwill and intangibles impairment charge	—	—	—	386.1	—	—	—	—
Inventory write-down	—	—	0.4	46.5	—	—	—	—
IT system conversion costs	—	—	—	2.4	1.4	—	—	—
M&A transaction & integration expenses	—	—	1.4	17.5	34.8	12.7	—	0.4
Midway-Tristate pre-acquisition contribution	—	—	—	—	—	2.8	1.0	—
Consulting fees	—	—	2.9	0.9	0.4	—	—	3.0
Provision for uncollectible accounts	(0.3)	(0.5)	(2.0)	1.0	7.7	0.4	—	0.4
Red Man Pipe & Supply Co. pre-acquisition contribution	—	—	—	—	—	142.2	13.1	—
Severance and related costs	—	—	4.4	4.4	—	—	—	—
Transmark Fcx pre-acquisition contribution	—	—	—	38.5	—	—	—	—
LIFO	10.1	6.9	74.6	(115.6)	126.2	10.3	—	12.2
Other non-recurring and non-cash expenses	2.1	2.3	(1.0)	(2.1)	6.7	2.5	0.3	0.8

Adjusted EBITDA	$59.6	$48.5	$224.2	$218.5	$744.4	$344.9	$26.0	$141.7

(3)	Working capital is defined as current assets less current liabilities.

(4)	Includes current portion.

RISK FACTORS

Before investing in the securities offered hereby, you should carefully consider the following risk factors as well as the other information contained in this prospectus. If any of these risks or uncertainties actually occurs, our business, financial condition and operating results could be materially adversely affected.

Risks Related to the Notes

Our Substantial Level of Indebtedness Could Adversely Affect Our Business, Financial Condition or Results of Operations and Prevent Us from Fulfilling Our Obligations Under the Notes.

We have substantial indebtedness. As of March 31, 2011, we had $1.33 billion of total indebtedness and our revolving credit facilities would permit additional borrowings of up to $487 million. In addition, as of March 31, 2011, on an as adjusted basis after giving effect to the Refinancing, we would have had $1.34 billion of total indebtedness and our revolving credit facilities would permit additional borrowings of up to $536 million.

Our substantial indebtedness could have important consequences to you, including the following:

•	it may be more difficult for us to satisfy our obligations with respect to the notes;

•	our ability to obtain additional financing for working capital, debt service requirements, general corporate purposes or other purposes may be impaired;

•	we must use a substantial portion of our cash flow to pay interest and principal on the notes and our other indebtedness, which will reduce the funds available to us for other purposes;

•	we may be subject to restrictive financial and operating covenants in the agreements governing our and our subsidiaries’ long term indebtedness;

•	we may be exposed to potential events of default (if not cured or waived) under financial and operating covenants contained in our or our subsidiaries’ debt instruments that could have a material adverse effect on our business, results of operations and financial condition;

•	we may be vulnerable to economic downturns and adverse industry conditions, including a downturn in pricing of the products we distribute;

•	our ability to capitalize on business opportunities and to react to pressures and changing market conditions in our industry and in our customers’ industries as compared to our competitors may be compromised due to our high level of indebtedness;

•	our ability to compete with other companies who are not as highly leveraged may be limited; and

•	our ability to refinance our indebtedness, including the notes, may be limited.

We May Be Unable to Service Our Indebtedness, Including the Notes.

Our ability to make scheduled debt payments, to refinance our obligations with respect to our indebtedness and to fund capital and non-capital expenditures necessary to maintain the condition of our operating assets, properties and systems software, as well as to provide capacity for the growth of our business, depends on our financial and operating performance, which, in turn, is subject to prevailing economic conditions and financial, business, competitive, legal and other factors. Our business may not generate sufficient cash flow from operations, and future borrowings may not be available to us under our credit facilities in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may seek to sell assets to fund our liquidity needs but may not be able to do so.

In addition, prior to the repayment of the notes, we will be required to refinance our revolving credit facility. We can give no assurance that we will be able to refinance any of our debt, including our revolving credit facility, on commercially reasonable terms or at all. If we were unable to make payments or refinance our debt or obtain new financing under these circumstances, we would have to consider other options, such as sales of assets, sales of equity and/or negotiations with our lenders to restructure the applicable debt. Our revolving credit facility and the indenture governing the notes may restrict, or market or business conditions may limit, our ability to avail ourselves of some or all of these options.

The borrowings under certain of our credit facilities bear interest at variable rates and other debt we incur could likewise be variable-rate debt. If market interest rates increase, variable-rate debt will create higher debt service requirements, which could adversely affect our cash flow. While we may enter into agreements limiting our exposure to higher interest rates, any such agreements may not offer complete protection from this risk.

Despite Our Current Indebtedness Level, We and Our Subsidiaries May Still Be Able to Incur Substantially More Debt, Which Could Exacerbate the Risks Associated with Our Substantial Indebtedness.

As of March 31, 2011, we had $292 million of secured indebtedness outstanding under our and our subsidiaries’ revolving credit facilities and up to $487 million would have been available for borrowing under our and our subsidiaries’ revolving credit facilities. In addition, as of March 31, 2011, on an as adjusted basis after giving effect to the Refinancing, we would have had $302 million of secured indebtedness outstanding under our and our subsidiaries’ revolving credit facilities and up to $536 million would have been available for borrowing under our and our subsidiaries’ revolving credit facilities. The terms of the indenture governing the notes and our revolving credit facility permit us to incur substantial additional indebtedness in the future, including secured indebtedness. If we incur any additional indebtedness that ranks equal to the notes, the holders of that debt will be entitled to share ratably with the holders of the notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding up of us. In particular, the terms of the indenture allow us to incur a substantial amount of incremental debt which ranks equal to the notes and is secured by the same collateral as the notes, including various amounts of debt permitted under the definition of “Permitted Liens” in the Description of Notes. See “Description of Notes — Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.” If new debt is added to our or our subsidiaries’ current debt levels, the related risks that we now face could intensify.

Our Debt Instruments, Including the Indenture Governing the Notes and Our Revolving Credit Facility, Impose Significant Operating and Financial Restrictions on us. If We Default Under Any of These Debt Instruments, We May Not Be Able to Make Payments on the Notes.

The indenture and our revolving credit facility impose significant operating and financial restrictions on us. These restrictions limit our ability to, among other things:

•	incur additional indebtedness or guarantee obligations;

•	issue certain preferred stock or disqualified capital stock;

•	pay dividends or make certain other restricted payments;

•	make certain payments on debt that is subordinated or secured on a basis junior to the notes;

•	make investments or acquisitions;

•	create liens or other encumbrances;

•	transfer or sell certain assets or merge or consolidate with another entity;

•	create restrictions on the payment of dividends or other amounts to us from restricted subsidiaries;

•	engage in transactions with affiliates; and

•	engage in certain business activities.

Any of these restrictions could limit our ability to plan for or react to market conditions and could otherwise restrict corporate activities. See “Description of Certain Indebtedness” and “Description of Notes”.

Our ability to comply with these covenants may be affected by events beyond our control, and an adverse development affecting our business could require us to seek waivers or amendments of covenants, alternative or additional sources of financing or reductions in expenditures. We can give no assurance that such waivers, amendments or alternative or additional financings could be obtained or, if obtained, would be on terms acceptable to us.

A breach of any of the covenants or restrictions contained in any of our existing or future financing agreements could result in a default or an event of default under those agreements. Such a default or event of default could allow the lenders under our financing agreements, if the agreements so provide, to discontinue lending, to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies, and to declare all borrowings outstanding thereunder to be due and payable. In addition, the lenders could terminate any commitments they had made to supply us with further funds. If the lenders require immediate repayments, we may not be able to repay them and also repay the notes in full.

Your Right to Receive Payments on the Notes is Effectively Subordinated to the Rights of Lenders Under Our Revolving Credit Facility to the Extent of the Value of the Collateral Securing the Revolving Credit Facility on a Senior Lien Basis.

The notes and the guarantees by our subsidiaries are secured by (1) a senior lien on substantially all of our and such guarantors’ tangible and intangible assets, other than the collateral securing our revolving credit facility and (2) a junior lien on our and such guarantors’ accounts receivable, inventory and related assets which secure our revolving credit facility on a senior lien basis, in each case subject to certain excluded assets and permitted liens. The lenders under our revolving credit facility and certain other permitted secured debt will have claims that are prior to the claims of holders of the notes to the extent of the value of the assets securing that other indebtedness on a senior basis. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, the lenders under our revolving credit facility will have a prior claim to those of our assets that constitute their collateral. After claims of the lenders under the revolving credit facility have been satisfied in full, to the extent of the value of the collateral securing the revolving credit facility on a senior lien basis, there may be no assets remaining under the revolving credit facility collateral that may be applied to satisfy the claims of holders of the notes. As a result, holders of notes may receive less, ratably, than the lenders under our revolving credit facility.

As of March 31, 2011, the notes and the related guarantees were effectively subordinated to $245 million of secured debt under our revolving credit facility to the extent of the collateral securing the revolving credit facility on a senior basis, and up to $377 million was available for borrowing as additional secured debt under our revolving credit facility. As of March 31, 2011, on an as adjusted basis after giving effect to the Refinancing, the notes and the related guarantees would have been effectively subordinated to $255 million of secured debt under our revolving credit facility to the extent of the collateral securing the revolving credit facility on a senior basis, and up to $380 million would have been available for borrowing as additional secured debt under our revolving credit facility. In addition, the indenture governing the notes allows us to increase the size of the revolving credit facility, or refinance or replace the revolving credit facility, and the notes and guarantees would be effectively subordinated to amounts borrowed under such increased, refinanced or replacement revolving credit facility. We expect that this subordination will continue until the notes are retired, repaid or otherwise redeemed.

Your Right to Receive Payment on the Notes Will Be Structurally Subordinated to the Liabilities of Our Non-Guarantor Subsidiaries.

Not all of our subsidiaries will be required to guarantee the notes. For example, our foreign subsidiaries, certain immaterial subsidiaries and our subsidiaries (other than wholly-owned domestic subsidiaries) that do not guarantee the revolving credit facility or any other indebtedness of the Issuer or the Subsidiary Guarantors will not guarantee the notes. Creditors of our non-guarantor subsidiaries (including trade creditors) will generally be entitled to payment from the assets of those subsidiaries before those assets can be distributed to us. As a result, the notes will be structurally subordinated to the prior payment of all of the debts (including trade payables) of our non-guarantor subsidiaries. In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us.

As of March 31, 2011, the notes and the related guarantees were effectively subordinated to $245 million of secured debt under our revolving credit facility to the extent of the collateral securing the revolving credit facility on a senior basis, and up to $377 million was available for borrowing as additional secured debt under our revolving credit facility. As of March 31, 2011, on an as adjusted basis after giving effect to the Refinancing, the notes and the related guarantees would have been effectively subordinated to $255 million of secured debt under our revolving credit facility to the extent of the collateral securing the revolving credit facility on a senior basis, and up to $380 million would have been available for borrowing as additional secured debt under our revolving credit facility. In addition, the indenture governing the notes allows us to increase the size of the revolving credit facility, or refinance or replace the revolving credit facility, and the notes and guarantees would be effectively subordinated to amounts borrowed under such increased, refinanced or replacement revolving credit facility. We expect that this subordination will continue until the notes are retired, repaid or otherwise redeemed.

We May Not Have the Ability to Raise the Funds Necessary to Finance the Change of Control Offer or the Asset Sale Offer Required by the Indenture Governing the Notes.

Upon the occurrence of a “change of control”, as defined in the indenture governing the notes, we must offer to buy back the notes at a price equal to 101% of the principal amount, together with any accrued and unpaid interest, if any, to the date of the repurchase. Similarly, we must offer to buy back the notes (or repay other indebtedness in certain circumstances) at a price equal to 100% of the principal amount of the notes (or other debt) purchased, together with accrued and unpaid interest, if any, to the date of repurchase, with the proceeds of certain asset sales (as defined in the indenture). Our failure to purchase, or give notice of purchase of, the notes would be a default under the indenture governing the notes, which would also trigger a cross default under our revolving credit facility. See “Description of Notes — Repurchase at the Option of Holders — Change of Control”.

If a change of control or asset sale occurs that would require us to repurchase the notes, it is possible that we may not have sufficient liquidity or assets to make the required repurchase of notes or to satisfy all obligations under our revolving credit facility and the indenture governing the notes. A change of control would also trigger a default under our revolving credit facility. In order to satisfy our obligations, we could seek to refinance the indebtedness under our revolving credit facility and the indenture governing the notes or obtain a waiver from the lenders or you as a holder of the notes. We can give no assurance that we would be able to obtain a waiver or refinance our indebtedness on terms acceptable to us, if at all.

Certain Restrictive Covenants in the Indenture Governing the Notes Will Be Suspended if Such Notes Achieve Investment Grade Ratings.

Most of the restrictive covenants in the indenture governing the notes will not apply for so long as the notes achieve investment grade ratings from Moody’s Investors Service, Inc. and Standard & Poor’s Rating Services, and no default or event of default has occurred. If these restrictive covenants cease to apply, we may take actions, such as incurring additional debt, undergoing a change of control transaction or making certain dividends or distributions that would otherwise be prohibited under the indenture. Ratings are given by these rating agencies based upon analyses that include many subjective factors. We can give no assurance that the notes will achieve investment grade ratings, nor that investment grade ratings, if granted, will reflect all of the factors that would be important to holders of the notes.

Certain Affiliates of The Goldman Sachs Group, Inc. Own a Significant Majority of the Equity of Our Indirect Parent. Conflicts of Interest May Arise Because Affiliates of the Principal Stockholder of Our Indirect Parent Have Continuing Agreements and Business Relationships with Us.

Certain affiliates of The Goldman Sachs Group, Inc. (the “Goldman Sachs Funds”), an affiliate of Goldman, Sachs & Co., are the majority owners of PVF Holdings LLC, our indirect parent company. The Goldman Sachs Funds will have the power, subject to certain exceptions, to direct our affairs and policies. A majority of the voting power of the Board of Directors of PVF Holdings LLC is held by directors who have been designated by the Goldman Sachs Funds. Through such representation on the Board of Directors of PVF Holdings LLC, the Goldman Sachs Funds will be able to substantially influence the appointment of management, the entering into of mergers and sales of substantially all assets and other extraordinary transactions. Furthermore, an affiliate of the Goldman Sachs Funds is a joint lead arranger for our revolving credit facility.

The interests of the Goldman Sachs Funds and their respective affiliates could conflict with your interests. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of the Goldman Sachs Funds as an equity holder might conflict with your interests as a note holder. The Goldman Sachs Funds may also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, although such transactions might involve risks to you as a holder of notes. The Goldman Sachs Funds are in the business of making investments in companies and may directly, or through affiliates, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us and they may either directly, or through affiliates, also maintain business relationships with companies that may directly compete with us. In general, the Goldman Sachs Funds or their affiliates could pursue business interests or exercise their power as majority owners of PVF Holdings LLC in ways that are detrimental to you as a holder of notes but beneficial to themselves or to other companies in which they invest or with whom they have a material relationship. Conflicts of interest could also arise with respect to business opportunities that could be advantageous to the Goldman Sachs Funds and they may pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. Under the terms of our certificate of incorporation, the Goldman Sachs Funds have no obligation to offer us corporate opportunities. See “Principal Stockholders”, “Certain Relationships and Related Party Transactions”, and “Description of Notes”.

As a result of these relationships, the interests of the Goldman Sachs Funds may not coincide with your interests as holders of notes. So long as the Goldman Sachs Funds continue to own a significant majority of our equity, the Goldman Sachs Funds will continue to be able to strongly influence or effectively control our decisions, including potential mergers or acquisitions, asset sales and other significant corporate transactions.

There is no Prior Public Market for the Notes, and We Do Not Know if a Market Will Ever Develop or, if a Market Does Develop, Whether it Will Be Sustained.

We do not intend to apply for the notes to be listed on any securities exchange or to arrange for quotation of the notes on any automated dealer quotation systems. The liquidity of any market for the notes will depend on a number of factors, including:

•	prevailing interest rates;

•	our operating performance and financial condition;

•	the interest of securities dealers in making a market;

•	the number of holders of notes; and

•	the market for similar securities.

The notes were issued to, and we believe the notes are owned by, a relatively small number of beneficial owners. Goldman, Sachs & Co., or the Initial Purchaser, was an initial purchaser of the notes, pursuant to a purchase agreement among us, the guarantors, Goldman, Sachs & Co. and the other initial purchasers named therein, dated December 16, 2009. The Initial Purchaser has advised us that they presently intend to make a market in the notes as permitted by applicable law. However, the Initial Purchaser is under no obligation to do so and may cease its market-making at any time without notice. Accordingly, the market for the notes may cease to exist. Because we are an affiliate of the Initial Purchaser, the Initial Purchaser is required to deliver a current “market-maker” prospectus, such as this prospectus, and otherwise comply with the registration requirements of the Securities Act in connection with any secondary market sale of the notes, which may affect its ability to continue market-making activities. We have agreed to make a “market-maker” prospectus generally available to the Initial Purchaser to permit it to engage in market-making transactions. However, the registration rights agreements also provide that we may, for valid business reasons, allow the market-maker prospectus to cease to be effective and usable for a period of time set forth in the registration rights agreement. As a result, the liquidity of the secondary market for the notes may be materially adversely affected by the unavailability of a current “market-maker” prospectus.

Assuming the Issuance of Notes on February 11, 2010 Constituted a “Qualified Reopening” of our 9.50% Senior Secured Notes due December 15, 2016 for United States Federal Income Tax Purposes, the Notes Issued in Exchange for Those Notes Will Be Treated As Issued with the Same Amount of Original Issue Discount as the Notes Issued in Exchange for the Notes Issued on December 21, 2009 for United States Federal Income Tax Purposes.

We issued $1,000,000,000 and $50,000,000 aggregate principal amount of our 9.50% senior secured notes due December 15, 2016 on December 21, 2009 and February 11, 2010, respectively.

The stated principal amount of the notes issued on December 21, 2009 (the “December notes”) exceeded the issue price of the December notes by an amount in excess of the statutory de minimis amount. Accordingly, the December notes were issued with original issue discount for United States federal income tax purposes.

We have taken the position that the issuance of notes on February 11, 2010 (the “February notes”) constituted a “qualified reopening” of our 9.50% senior secured notes due December 15, 2016 for United States federal income tax purposes. Accordingly, we have treated all of the February notes as having the same issue price as the December notes and therefore as having been issued with the same amount of original issue discount as the December notes for United States federal income tax purposes.

However, the application of the qualified reopening rules is not entirely clear, and it is possible that the February notes could be treated as a separate issue from the December notes, with an issue price determined by the first price at which a substantial amount of the February notes was sold (other than to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). In that event, the February notes would have been issued with original issue discount in an amount different from the amount of original issue discount on the December notes, the February notes would not have been fungible with the December notes for United States federal income tax purposes and the notes received in exchange for the February notes would not be fungible with the notes received in exchange for the December notes for United States federal income tax purposes. See “Material United States Federal Tax Considerations — Qualified Reopening”.

For United States federal income tax purposes, U.S. Holders will be required to include the original issue discount in gross income (as ordinary income) as it accrues on a constant yield basis in advance of the receipt of the cash payment to which such income is attributable (regardless of whether such U.S. Holders use the cash or accrual method of tax accounting). See “Material United States Federal Tax Considerations — Stated Interest and Original Issue Discount”. Additionally, in the event we enter into bankruptcy, you may not have a claim for all or a portion of any unamortized amount of the original issue discount on the notes.

Risks Related to the Collateral and the Guarantees

The Value of the Collateral Securing the Notes May Not Be Sufficient to Satisfy Our Obligations Under the Notes.

No appraisal of the fair market value of the collateral securing the notes has been made in connection with this offering and the value of the collateral will depend on market and economic conditions, the availability of buyers and other factors. We can give no assurance to you of the value of the collateral or that the net proceeds received upon a sale of the collateral would be sufficient to repay all, or would not be substantially less than, amounts due on the notes following a foreclosure upon the collateral (and any payments in respect of prior liens) or a liquidation of our assets or the assets of the guarantors that may grant these security interests.

In the event of a liquidation or foreclosure, the value of the collateral securing the notes is subject to fluctuations based on factors that include general economic conditions, the actual fair market value of the collateral at such time, the timing and the manner of the sale and the availability of buyers and similar factors. The value of the assets pledged as collateral for the notes also could be impaired in the future as a result of our failure to implement our business strategy, competition or other future trends. In addition, courts could limit recoverability with respect to the collateral if they apply laws of a jurisdiction other than the State of New York to a proceeding and deem a portion of the interest claim usurious in violation of applicable public policy. By its nature, some or all of the collateral may be illiquid and may have no readily ascertainable market value. Likewise, we can give no assurance to you that the collateral will be saleable or, if saleable, that there will not be substantial delays in its liquidation. A portion of the collateral includes assets that may only be usable, and thus retain value, as part of our existing operating business. Accordingly, any such sale of the collateral separate from the sale of certain of our operating businesses may not be feasible or of significant value. To the extent that liens, rights and easements granted to third parties encumber assets located on property owned by us or the subsidiary guarantors or constitute senior, pari passu or subordinate liens on the collateral, those third parties have or may exercise rights and remedies with respect to the property subject to such encumbrances (including rights to require marshalling of assets) that could adversely affect the value of the collateral located at a particular site and the ability of the collateral trustee to realize or foreclose on the collateral at that site.

In addition, the asset sale covenant and the definition of asset sale in the indenture governing the notes have a number of significant exceptions pursuant to which we will be able to sell Notes Priority Collateral (as such term is defined in the indenture governing the notes) without being required to reinvest the proceeds of such sale into assets that will comprise Notes Priority Collateral or to make an offer to the holders of the notes to repurchase the notes.

The Intercreditor Agreement Limits the Ability of Holders of Notes to Exercise Rights and Remedies with Respect to the ABL Priority Collateral.

The rights of the holders of the notes with respect to the ABL Priority Collateral (as such term is defined in the indenture governing the notes) securing the notes on a junior basis are substantially limited by the terms of the lien ranking and other provisions in the intercreditor agreement. Under the terms of the intercreditor agreement, at any time that any obligations that have the benefit of senior liens on the ABL Priority Collateral are outstanding, almost any action that may be taken in respect of the ABL Priority Collateral, including the rights to exercise remedies with respect to, release liens on, challenge the liens on or object to actions taken by the administrative agent under our revolving credit facility with respect to, the ABL Priority Collateral, will be at the direction of the holders of the obligations secured by the senior liens on the ABL Priority Collateral, and the collateral trustee, on behalf of noteholders with junior liens on the ABL Priority Collateral, will not have the ability to control or direct such actions, even if the rights of noteholders are adversely affected. The lenders under the revolving credit facility may cause the collateral agent for such facility to dispose of, release or foreclose on or take other actions with respect to, the ABL Priority Collateral with which holders of the notes may disagree or that may be contrary to the interests of holders of the notes.

In addition, the intercreditor agreement contains certain provisions benefiting holders of indebtedness under our revolving credit facility that prevent the collateral trustee from objecting to a number of important matters regarding the ABL Priority Collateral following the filing of a bankruptcy. After such filing, the value of the ABL Priority Collateral could materially deteriorate and noteholders would be unable to raise an objection.

See “Description of Notes — The Intercreditor Agreement”.

The Rights of the Holders of Notes to the ABL Priority Collateral Are Subject to Any Exceptions, Defects, Encumbrances, Liens and Other Imperfections That Are Accepted by the Lenders Under Our Revolving Credit Facility and Rights of the Holders of the Notes to the Notes Priority Collateral Are Similarly Subject to Any Exceptions, Defects, Encumbrances, Liens and Other Imperfections Permitted by the Indenture.

The ABL Priority Collateral is subject to any and all exceptions, defects, encumbrances, liens and other imperfections as may be accepted by the lenders under our revolving credit facility and other creditors that have the benefit of first priority liens on the collateral from time to time, whether on or after the date the notes and guarantees are issued. The indenture for the notes and the related security documents also permit the collateral for the notes to be subject to specified exceptions, defects, encumbrances, liens and other imperfections, generally referred to as “Permitted Liens”.

The existence of any such exceptions, defects, encumbrances, liens and other imperfections could adversely affect the value of the collateral securing the notes as well as the ability of the collateral agent to realize or foreclose on such collateral. The initial purchasers of the outstanding notes did not analyze the effect of such exceptions, defects, encumbrances, liens and imperfections, and the existence thereof could adversely affect the value of the collateral securing the notes as well as the ability of the collateral agent to realize or foreclose on such collateral.

The Collateral Securing the Notes May Be Diluted Under Certain Circumstances.

The loan agreement governing our revolving credit facility and the indenture governing the notes will permit us to issue additional senior secured indebtedness, including additional notes, subject to our compliance with the restrictive covenants in the indenture governing the notes and the loan agreement governing our revolving credit facility at the time we issue such additional senior secured indebtedness.

Any additional notes issued under the indenture governing the notes would be guaranteed by the same guarantors and would have the same security interests, with the same priority, as currently secure the notes. As a result, the collateral securing the notes (and the outstanding notes) would be shared by any additional notes the Issuer may issue under the indenture, and an issuance of such additional notes would dilute the value of the collateral compared to the aggregate principal amount of notes issued.

In addition, the indenture and our other security documents permit us and certain of our subsidiaries to incur additional priority lien debt and subordinated lien debt up to respective maximum priority lien and subordinated lien debt threshold amounts by issuing additional debt securities under one or more new indentures or by borrowing additional amounts under new credit facilities. Any additional priority lien debt or subordinated lien debt secured by the collateral would dilute the value of the rights of the holders of notes to the collateral.

The Rights of Holders of Notes in the Collateral May Be Adversely Affected by the Failure to Perfect Security Interests in the Collateral (or Record Mortgages) and Other Issues Generally Associated with the Realization of Security Interests in the Collateral.

Applicable law requires that a security interest in certain tangible and intangible assets can only be properly perfected and its priority retained through certain actions undertaken by the secured party. The senior liens in all Notes Priority Collateral from time to time owned by the Issuer or the guarantors and/or the junior liens in all ABL Priority Collateral from time to time owned by the Issuer or the guarantors may not be perfected with respect to the notes and the note guarantees if the grantor of such liens (or, if applicable, the collateral trustee) has not taken the actions necessary to perfect any of those liens upon or prior to the issuance of the notes. For example, the collateral trustee for the notes will not have the benefit of control agreements to perfect its security interest in deposit accounts or securities accounts of the Issuer or the Subsidiary Guarantors, except that we have agreed to use our commercially reasonable efforts to maintain a specified deposit account at PNC Bank (or any replacement of such account) subject to an account control agreement. The inability or failure of any party to take all actions necessary to create properly perfected security interests in the collateral may result in the loss of the priority of the security interest for the benefit of the noteholders to which they would have been entitled as a result of such non-perfection.

In addition, applicable law requires that certain property and rights acquired after the grant of a general security interest can only be perfected at the time such property and rights are acquired and identified. The Issuer and the guarantors will have limited obligations to perfect the security interest of the holders of notes in specified collateral. Moreover, if owned real property is acquired by us or our guarantor subsidiaries in the future, a lien to secure the notes with such real property would only be created and perfected by a mortgage, deed of trust or similar instrument entered into after such acquisition. We can give no assurance to you that the collateral trustee for the notes or the administrative agent under our revolving credit facility will monitor, or that the Issuer or the guarantors will inform such collateral trustee or administrative agent of, the future acquisition of property and rights that constitute collateral, and that the necessary action will be taken to properly perfect the security interest in such after-acquired collateral. The collateral trustee for the notes has no obligation to monitor the acquisition of additional property or rights that constitute collateral or the perfection of any security interest and will have no responsibility for any resulting loss of the security interest in the collateral or the priority of the security interest in favor of the notes and the note guarantees against third parties.

The security interest of the collateral trustee will be subject to practical challenges generally associated with the realization of security interests in the collateral. For example, the collateral trustee may need to obtain the consent of a third party to obtain or enforce a security interest in an asset. We can give no assurance to you that the collateral trustee will be able to obtain any such consent or that the consents of any third parties will be given when required to facilitate a foreclosure on such assets. As a result, the collateral trustee may not have the ability to foreclose upon those assets and the value of the collateral may significantly decrease.

The Collateral for the Notes Will Not Include Certain “Excluded Assets”.

The collateral for the notes will not include “Excluded Assets”. These Excluded Assets include, among other things, all of the shares or other securities issued by us or our subsidiaries. Accordingly, the collateral trustee for the notes would not be able to foreclose on the shares or other securities issued by us or our subsidiaries as a remedy after an event of default. One parcel of real estate that we currently own, but is a non-core asset, with a net book value of approximately $1.0 million as of March 31, 2011, will not be collateral for the notes. The guarantee of the notes provided by McJunkin Red Man Holding Corporation will be unsecured. See “Description of Notes — Certain Definitions — Excluded Assets”.

Because Each Guarantor’s Liability Under Its Guarantee May Be Reduced to Zero, Voided or Released Under Certain Circumstances, You May Not Receive any Payments from Some or All of the Guarantors.

The notes have the benefit of the guarantees of the guarantors. However, the guarantees by the guarantors are limited to the maximum amount that the guarantors are permitted to guarantee under applicable law. As a result, a guarantor’s liability under its guarantee could be reduced to zero, depending upon the amount of other obligations of such guarantor. Furthermore, under the circumstances discussed more fully below, a court under federal or state fraudulent conveyance and transfer statutes could void the obligations under a guarantee or further subordinate it to all other obligations of the guarantor. In addition, the notes will lose the benefit of a particular guarantee if it is released under certain circumstances described under “Description of Notes”.

Federal and State Laws Allow Courts, Under Specific Circumstances, to Void Guarantees and Grants of Security and Require Holders of the Notes to Return Payments Received from Guarantors.

The issuer’s creditors and the creditors of the guarantors could challenge the note guarantees as fraudulent transfers or on other grounds. Under U.S. federal bankruptcy law and comparable provisions of state fraudulent transfer laws, the delivery of any note guarantee and the grant of security by the applicable guarantor could be found to be a fraudulent transfer and declared void, or subordinated to all indebtedness and other liabilities of such guarantor, if a court determined that the applicable guarantor, at the time it incurred the indebtedness evidenced by its note guarantee (1) delivered such note guarantee with the intent to hinder, delay or defraud its existing or future creditors or (2) received less than reasonably equivalent value or did not receive fair consideration for the delivery of such note guarantee and any one of the following three conditions apply:

•	the applicable guarantor was insolvent or was rendered insolvent as a result of such transaction;

•	the applicable guarantor was engaged in a business or transaction, or was about to engage in a business or transaction, for which its remaining assets constituted unreasonably small capital to carry on its business; or

•	the applicable guarantor intended to incur, or believed that it would incur, debt beyond its ability to pay such debt as it matured.

A court likely would find that a guarantor did not receive equivalent value or fair consideration for its note guarantee unless it benefited directly or indirectly from the issuance of the notes. If a court declares the issuance of the notes, any note guarantee or the related security agreements to be void, or if any note guarantee must be limited or voided in accordance with its terms, any claim holders may make against us or the guarantors for amounts payable on the notes or, in the case of the security agreements, a claim with respect to the related collateral, would, with respect to amounts claimed against the applicable guarantor, be unenforceable to the extent of any such limitation or voidance. Sufficient funds to repay the notes may not be available from other sources, including the remaining guarantors, if any. Moreover, the court could order holders to return any payments previously made by the applicable guarantor to a fund for the benefit of our creditors if such payment is made to an insider within a one year period prior to the a bankruptcy filing or within 90 days for any outside party and such payment would give the creditors more than such creditors would have received in a distribution under Title 11 of the U.S. Bankruptcy Code. In addition, the loss of a guarantee (other than in accordance with the terms of the indenture) will constitute a default under the indenture, which default could cause all notes to become immediately due and payable. If the liens were voided, holders of the notes would not have the benefits of being a secured creditor against the applicable guarantor.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•	if the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

On the basis of historical financial information, recent operating history and other factors, we believe that, after giving effect to the offering of the outstanding notes and the application of the proceeds therefrom, we were not insolvent, did not have unreasonably small capital for the business in which we are engaged and did not incur debts beyond our ability to pay such debts as they mature. However, we can give no assurance as to what standard a court would apply in making these determinations or, regardless of the standard, that a court would not limit or void any of the note guarantees.

In addition, although each guarantee will contain a provision intended to limit that guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer, this provision may not be effective to protect those guarantees from being voided under fraudulent transfer law, or may reduce that guarantor’s obligation to an amount that effectively makes its guarantee worthless.

In the event that any of the guarantees are voided, the notes will become structurally subordinated to any debt, leases or any other liabilities at that guarantor.

Finally, as a court of equity, the bankruptcy court may subordinate the claims in respect of the notes to other claims against us under the principle of equitable subordination, if the court determines that: (i) the holder of the notes is engaged in some type of inequitable conduct; (ii) such inequitable conduct resulted in injury to our other creditors or conferred an unfair advantage upon the holder of the notes; and (iii) equitable subordination is not inconsistent with the provisions of the U.S. Bankruptcy Code.

The Collateral Is Subject to Casualty Risks.

The indenture governing the notes, the loan agreement governing our revolving credit facility and the security documents require the Issuer and the guarantors to maintain adequate insurance or otherwise insure against risks to the extent customary with companies in the same or similar business operating in the same or similar locations. There are, however, certain losses, including losses resulting from terrorist acts, which may be either uninsurable or not economically insurable, in whole or in part. As a result, we can give no assurance that the insurance proceeds will compensate us fully for our losses. If there is a total or partial loss of any of the collateral securing the notes, we can give no assurance that any insurance proceeds received by us will be sufficient to satisfy all the secured obligations, including the notes.

In the event of a total or partial loss to any of the mortgaged facilities, certain items of equipment and inventory may not be easily replaced. Accordingly, even though there may be insurance coverage, the extended period needed to manufacture replacement units or inventory could cause significant delays.

Any Future Note Guarantees or Additional Liens on Collateral Could Also Be Avoided by a Trustee in Bankruptcy.

The indenture governing the notes provides that certain of our future subsidiaries will guarantee the notes and secure their note guarantees with liens on their assets. The indenture governing the note also requires the Issuer and the Subsidiary Guarantors to grant liens on certain assets that they acquire. Any future note guarantee or additional lien in favor of the collateral trustee for the benefit of the holders of the notes might be avoidable by the grantor (as debtor-in-possession) or by its trustee in bankruptcy or other third parties if certain events or circumstances exist or occur. For instance, if the entity granting the future note guarantee or additional lien were insolvent at the time of the grant and if such grant was made within 90 days before that entity commenced a bankruptcy proceeding (or one year before commencement of a bankruptcy proceeding if the creditor that benefited from the note guarantee or lien is an “insider” under the U.S. Bankruptcy Code), and the granting of the future note guarantee or additional lien enabled the holders to receive more than they would if the grantor were liquidated under chapter 7 of the U.S. Bankruptcy Code, then such note guarantee or lien could be avoided as a preferential transfer.

The Value of the Collateral Securing the Notes May Not Be Sufficient to Secure Post-Petition Interest. Should the Issuer’s Obligations Under the Notes Equal or Exceed the Fair Market Value of the Collateral Securing the Notes, Holders of Notes may be Deemed to Have an Unsecured Claim.

In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding against the Issuer or the guarantors, holders of the notes will be entitled to post-petition interest under the U.S. Bankruptcy Code only if the value of their security interest in the collateral is greater than their pre-bankruptcy claim. Note holders may be deemed to have an unsecured claim if the Issuer’s obligations under the notes equal or exceed the fair market value of the collateral securing the notes. Note holders that have a security interest in the collateral with a value equal to or less than their pre-bankruptcy claim will not be entitled to post-petition interest under the U.S. Bankruptcy Code. The bankruptcy trustee, the debtor-in-possession or competing creditors could possibly assert that the fair market value of the collateral with respect to the notes on the date of the bankruptcy filing was less than the then-current principal amount of the notes. Upon a finding by a bankruptcy court that the notes are under-collateralized, the claims in the bankruptcy proceeding with respect to the notes would be bifurcated between a secured claim and an unsecured claim, and the unsecured claim would not be entitled to the benefits of security in the collateral. Other consequences of a finding of under-collateralization would be, among other things, a lack of entitlement on the part of note holders to receive post-petition interest and a lack of entitlement on the part of the unsecured portion of the notes to receive other “adequate protection” under U.S. federal bankruptcy laws. In addition, if any payments of post-petition interest were made at the time of such a finding of under-collateralization, such payments could be re-characterized by the bankruptcy court as a reduction of the principal amount of the secured claim with respect to notes. No appraisal of the fair market value of the collateral securing the notes has been prepared in connection with this offering and, therefore, the value of the collateral trustee’s interest in the collateral may not equal or exceed the principal amount of the notes. We can give no assurance that there will be sufficient collateral to satisfy our and the Subsidiary Guarantors’ obligations under the notes.

U.S. Federal Bankruptcy Laws May Significantly Impair the Ability of Note Holders to Realize Value from the Collateral.

The right of the collateral trustee to repossess and dispose of the collateral securing the notes upon the occurrence of an event of default under the indenture governing the notes is likely to be significantly impaired by U.S. federal bankruptcy law if bankruptcy proceedings were to be commenced by or against the Issuer or any guarantor prior to or possibly even after the collateral trustee has repossessed and disposed of the collateral. Under the U.S. Bankruptcy Code, a secured creditor is prohibited from repossessing its security from a debtor in a bankruptcy proceeding, or from disposing of security repossessed from such debtor, without the approval of the bankruptcy court. Moreover, the U.S. Bankruptcy Code permits the debtor to continue to retain and to use the collateral, and the proceeds, products, rents or profits of the collateral, even after the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection”. The meaning of the term “adequate protection” may vary according to circumstances, but it is intended in general to protect the value of the secured creditor’s interest in the collateral and may include cash payments or the granting of additional security, if and at such times as the court in its discretion determines, for any diminution in the value of the collateral as a result of the stay of repossession or disposition or any use of the collateral by the debtor during the pendency of the bankruptcy proceeding. Generally, adequate protection payments, in the form of interest or otherwise, are not required to be paid by a debtor to a secured creditor unless the bankruptcy court determines that the value of the secured creditor’s interest in the collateral is declining during the pendency of the bankruptcy case. In addition, the bankruptcy court may determine not to provide cash payments as adequate protection to the holders of the notes if, among other possible reasons, the bankruptcy court determines that the fair market value of the collateral with respect to the notes on the date of the bankruptcy filing was less than the then-current principal amount of the notes. In view of the broad discretionary powers of a bankruptcy court, the imposition of the stay, and the lack of a precise definition of the term “adequate protection”, we cannot predict (1) how long payments on the notes could be delayed following commencement of a bankruptcy proceeding, (2) whether or when the collateral trustee would repossess or dispose of the collateral or (3) whether or to what extent note holders would be compensated for any delay in payment of loss of value of the collateral through the requirements of “adequate protection”. Furthermore, in the event the bankruptcy court determines that the value of the collateral is not sufficient to repay all amounts due on the notes, holders would have “undersecured claims”. U.S. federal bankruptcy laws do not permit the payment or accrual of interest, costs and attorneys’ fees for “undersecured claims” during the debtor’s bankruptcy proceeding.

In the Event of a Bankruptcy Proceeding, Holders of the Notes may not be Entitled to Recover the Principal Amount of the Notes to the Extent of any Unamortized Original Issue Discount.

In the event of a bankruptcy proceeding, the bankruptcy court could decide that holders of the notes are only entitled to recover the amortized portion of the original issue discount on the notes. Accordingly, to the extent the original issue discount on the notes has not been amortized, holders of the notes may not be entitled to recover the full principal amount of the notes.

Risks Related to Our Business

Decreased Capital and Other Expenditures in the Energy Industry, Which Can Result from Decreased Oil and Natural Gas Prices, Among Other Things, Can Materially and Adversely Affect Our Business, Results of Operations and Financial Condition.

A large portion of our revenue depends upon the level of capital and other expenditures in the oil and natural gas industry, including capital and other expenditures in connection with exploration, drilling, production, gathering, transportation, refining and processing operations. Demand for the products we distribute and services we provide is particularly sensitive to the level of exploration, development and production activity of, and the corresponding capital and other expenditures by, oil and natural gas companies. A material decline in oil or natural gas prices could depress levels of exploration, development and production activity, and therefore could lead to a decrease in our customers’ capital and other expenditures. If our customers’ expenditures decline, our business will suffer.

Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty, and a variety of other factors that are beyond our control. Oil and natural gas prices during much of 2008 were at levels higher than historical long term averages, and worldwide oil and natural gas drilling and exploration activity during much of 2008 was also at very high levels. Oil and natural gas prices decreased during the second half of 2008 and during 2009. This sustained decline in oil and natural gas prices has resulted, and may continue to result, in decreased capital expenditures in the oil and natural gas industry, and has had an adverse effect on our business, results of operations and financial condition. A further sustained decrease in capital expenditures in the oil and natural gas industry could have a material adverse effect on our business, results of operations and financial condition.

Many factors affect the supply of and demand for energy and therefore influence oil and natural gas prices, including:

•	the level of domestic and worldwide oil and natural gas production and inventories;

•	the level of drilling activity and the availability of attractive oil and natural gas field prospects, which may be affected by governmental actions, such as regulatory actions or legislation, or other restrictions on drilling, including those related to environmental concerns;

•	the discovery rate of new oil and natural gas reserves and the expected cost of developing new reserves;

•	the actual cost of finding and producing oil and natural gas;

•	depletion rates;

•	domestic and worldwide refinery overcapacity or undercapacity and utilization rates;

•	the availability of transportation infrastructure and refining capacity;

•	increases in the cost of the products that we provide to the oil and natural gas industry, which may result from increases in the cost of raw materials such as steel;

•	shifts in end-customer preferences toward fuel efficiency and the use of natural gas;

•	the economic and/or political attractiveness of alternative fuels, such as coal, hydrocarbon, wind, solar energy and biomass-based fuels;

•	increases in oil and natural gas prices and/or historically high oil and natural gas prices, which could lower demand for oil and natural gas products;

•	worldwide economic activity including growth in countries that are not members of the Organisation for Economic Co-operation and Development (“non-OECD countries”), including China and India;

•	interest rates and the cost of capital;

•	national government policies, including government policies which could nationalize or expropriate oil and natural gas exploration, production, refining or transportation assets;

•	the ability of the Organization of Petroleum Exporting Countries (“OPEC”) to set and maintain production levels and prices for oil;

•	the impact of armed hostilities, or the threat or perception of armed hostilities;

•	pricing and other actions taken by competitors that impact the market;

•	environmental regulation;

•	technological advances;

•	global weather conditions and natural disasters;

•	an increase in the value of the U.S. dollar relative to foreign currencies; and

•	tax policies.

Oil and natural gas prices have been and are expected to remain volatile. This volatility has historically caused oil and natural gas companies to change their strategies and expenditure levels from year to year. We have experienced in the past, and we will likely experience in the future, significant fluctuations in operating results based on these changes. In particular, such volatility in the oil and natural gas markets could materially adversely affect our business, results of operations and financial condition.

Our Business, Results of Operations and Financial Condition May Be Materially and Adversely Affected by General Economic Conditions.

Many aspects of our business, including demand for the products we distribute and the pricing and availability of supplies, are affected by U.S. and global general economic conditions. General economic conditions and predictions regarding future economic conditions also affect our forecasts, and a decrease in demand for the products we distribute or other adverse effects resulting from an economic downturn may cause us to fail to achieve our anticipated financial results. General economic factors beyond our control that affect our business and end markets include interest rates, recession, inflation, deflation, consumer credit availability, consumer debt levels, performance of housing markets, energy costs, tax rates and policy, unemployment rates, commencement or escalation of war or hostilities, the threat or possibility of war, terrorism or other global or national unrest, political or financial instability, and other matters that influence spending by our customers. Increasing volatility in financial markets may cause these factors to change with a greater degree of frequency or increase in magnitude. The global economic downturn has adversely affected our business, results of operations and financial condition, and continued adverse economic conditions could have a material adverse effect on our business, results of operations and financial condition.

We May Be Unable to Compete Successfully with Other Companies in Our Industry.

We sell products and services in very competitive markets. In some cases, we compete with large oilfield services providers with substantial resources and smaller regional players that may increasingly be willing to provide similar products and services at lower prices. Our revenues and earnings could be adversely affected by competitive actions such as price reductions, improved delivery and other actions by competitors. Our business, results of operations and financial condition could be materially and adversely affected to the extent that our competitors are successful in reducing our customers’ purchases of products and services from us. Competition could also cause us to lower our prices which could reduce our margins and profitability.

Demand for the Products We Distribute Could Decrease if the Manufacturers of Those Products Were to Sell a Substantial Amount of Goods Directly to End Users in the Markets We Serve.

Historically, users of PVF and related products have purchased certain amounts of such products through distributors and not directly from manufacturers. If customers were to purchase the products that we sell directly from manufacturers, or if manufacturers sought to increase their efforts to sell directly to end users, our business, results of operations and financial condition could be materially and adversely affected. These or other developments that remove us from, or limit our role in, the distribution chain, may harm our competitive position in the marketplace and reduce our sales and earnings.

We May Experience Unexpected Supply Shortages.

We distribute products from a wide variety of manufacturers and suppliers. Nevertheless, in the future we may have difficulty obtaining the products we need from suppliers and manufacturers as a result of unexpected demand or production difficulties. Also, products may not be available to us in quantities sufficient to meet our customer demand. Our inability to obtain sufficient products from suppliers and manufacturers, in sufficient quantities, could have a material adverse effect on our business, results of operations and financial condition.

We May Experience Cost Increases From Suppliers, Which We May Be Unable to Pass on to Our Customers.

In the future, we may face supply cost increases due to, among other things, unexpected increases in demand for supplies, decreases in production of supplies or increases in the cost of raw materials or transportation. Our inability to pass supply price increases on to our customers could have a material adverse effect on our business, results of operations and financial condition. For example, we may be unable to pass increased supply costs on to our customers because significant amounts of our sales are derived from stocking program arrangements, contracts and MRO arrangements which provide our customers time limited price protection, which may obligate us to sell products at a set price for a specific period. In addition, if supply costs increase, our customers may elect to purchase smaller amounts of products or may purchase products from other distributors. While we may be able to work with our customers to reduce the effects of unforeseen price increases because of our relationships with them, we may not be able to reduce the effects of such cost increases. In addition, to the extent that competition leads to reduced purchases of products or services from us or a reduction of our prices, and such reductions occur concurrently with increases in the prices for selected commodities which we use in our operations, including steel, nickel and molybdenum, the adverse effects described above would likely be exacerbated and could result in a prolonged downturn in profitability.

We Do Not Have Contracts with Most of Our Suppliers. The Loss of a Significant Supplier Would Require Us to Rely More Heavily on Our Other Existing Suppliers or to Develop Relationships with New Suppliers, and Such a Loss May Have a Material Adverse Effect on Our Business, Results of Operations and Financial Condition.

Given the nature of our business, and consistent with industry practice, we do not have contracts with most of our suppliers. Purchases are generally made through purchase orders. Therefore, most of our suppliers have the ability to terminate their relationships with us at any time. Approximately 39% of our total purchases during the year ended December 31, 2010 were from our ten largest suppliers. Although we believe there are numerous manufacturers with the capacity to supply the products we distribute, the loss of one or more of our major suppliers could have a material adverse effect on our business, results of operations and financial condition. Such a loss would require us to rely more heavily on our other existing suppliers or develop relationships with new suppliers, which may cause us to pay higher prices for products due to, among other things, a loss of volume discount benefits currently obtained from our major suppliers.

Price Reductions by Suppliers of Products Sold by Us Could Cause the Value of Our Inventory to Decline. Also, Such Price Reductions Could Cause Our Customers to Demand Lower Sales Prices for These Products, Possibly Decreasing Our Margins and Profitability on Sales to the Extent that Our Inventory of Such Products Was Purchased at the Higher Prices Prior to Supplier Price Reductions and We Are Required to Sell Such Products to Our Customers at the Lower Market Prices.

The value of our inventory could decline as a result of price reductions by manufacturers of products sold by us. We have been selling the same types of products to our customers for many years (and therefore do not expect that our inventory will become obsolete). However, there is no assurance that a substantial decline in product prices would not result in a write-down of our inventory value. Such a write-down could have a material adverse effect on our financial condition.

Also, decreases in the market prices of products sold by us could cause customers to demand lower sale prices from us. These price reductions could reduce our margins and profitability on sales with respect to such lower-priced products. Reductions in our margins and profitability on sales could have a material adverse effect on our business, results of operations, and financial condition.

A Substantial Decrease in the Price of Steel Could Significantly Lower Our Gross Profit or Cash Flow.

We distribute many products manufactured from steel and, as a result, our business is significantly affected by the price and supply of steel. When steel prices are lower, the prices that we charge customers for products may decline, which affects our gross profit and cash flow. The steel industry as a whole is cyclical and at times pricing and availability of steel can be volatile due to numerous factors beyond our control, including general domestic and international economic conditions, labor costs, sales levels, competition, consolidation of steel producers, fluctuations in the costs of raw materials necessary to produce steel, import duties and tariffs and currency exchange rates. When steel prices decline, customer demands for lower prices and our competitors’ responses to those demands could result in lower sale prices and, consequently, lower gross profit or cash flow.

If Steel Prices Rise, We May Be Unable to Pass Along the Cost Increases to Our Customers.

We maintain inventories of steel products to accommodate the lead time requirements of our customers. Accordingly, we purchase steel products in an effort to maintain our inventory at levels that we believe to be appropriate to satisfy the anticipated needs of our customers based upon historic buying practices, contracts with customers and market conditions. Our commitments to purchase steel products are generally at prevailing market prices in effect at the time we place our orders. If steel prices increase between the time we order steel products and the time of delivery of such products to us, our suppliers may impose surcharges that require us to pay for increases in steel prices during such period. Demand for the products we distribute, the actions of our competitors, and other factors will influence whether we will be able to pass such steel cost increases and surcharges on to our customers, and we may be unsuccessful in doing so.

We Do Not Have Long-Term Contracts or Agreements with Many of Our Customers and the Contracts and Agreements That We Do Have Generally Do Not Commit Our Customers to Any Minimum Purchase Volume. The Loss of a Significant Customer May Have a Material Adverse Effect on Our Business, Results of Operations and Financial Condition.

Given the nature of our business, and consistent with industry practice, we do not have long-term contracts with many of our customers and our contracts, including our MRO contracts, generally do not commit our customers to any minimum purchase volume. Therefore, a significant number of our customers may terminate their relationships with us or reduce their purchasing volume at any time, and even our MRO customers are not required to purchase products from us. Furthermore, the long-term customer contracts that we do have are generally terminable without cause on short notice. Our ten largest customers represented approximately half of our sales for the year ended December 31, 2010. The products that we may sell to any particular customer depend in large part on the size of that customer’s capital expenditure budget in a particular year and on the results of competitive bids for major projects. Consequently, a customer that accounts for a significant portion of our sales in one fiscal year may represent an immaterial portion of our sales in subsequent fiscal years. The loss of a significant customer, or a substantial decrease in a significant customer’s orders, may have a material adverse effect on our business, results of operations and financial condition.

Changes in Our Customer and Product Mix Could Cause Our Gross Margin Percentage to Fluctuate.

From time to time, we may experience changes in our customer mix and in our product mix. Changes in our customer mix may result from geographic expansion, daily selling activities within current geographic markets and targeted selling activities to new customer segments. Changes in our product mix may result from marketing activities to existing customers and needs communicated to us from existing and prospective customers. If customers begin to require more lower-margin products from us and fewer higher-margin products, our business, results of operations and financial condition may suffer.

We Face Risks Associated with Our Acquisition of Transmark Fcx Group B.V. in October 2009, and This Acquisition May Not Yield All of Its Intended Benefits.

We are currently continuing the process of integrating the business operated by Transmark Fcx Group B.V., now known as MRC Transmark Group B.V. (“MRC Transmark”) with our business. If we cannot successfully integrate this business, we may not achieve the expected synergies and benefits we hope to obtain from the acquisition. The difficulty of combining the companies presents challenges to our management, including:

•	operating a significantly larger combined company with operations in more geographic areas and with more business lines;

•	integrating personnel with diverse backgrounds and organizational cultures;

•	coordinating sales and marketing functions;

•	retaining key employees, customers or suppliers;

•	integrating the information systems;

•	preserving the collaboration, distribution, marketing, promotion and other important relationships; and

•	consolidating other corporate and administrative functions.

If the risks associated with this acquisition materialize and we are unable to sufficiently address them, there is a possibility that the results of operations of our combined company could be less successful than the separate results of operations of our company and Transmark, taken together, if this acquisition had never occurred.

We May Be Unable to Successfully Execute or Effectively Integrate Acquisitions.

One of our key operating strategies is to selectively pursue acquisitions, including large scale acquisitions, in order to continue to grow and increase profitability. However, acquisitions, particularly of a significant scale, involve numerous risks and uncertainties, including intense competition for suitable acquisition targets; the potential unavailability of financial resources necessary to consummate acquisitions in the future; increased leverage due to additional debt financing that may be required to complete an acquisition; dilution of our stockholders’ net current book value per share if we issue additional equity securities to finance an acquisition; difficulties in identifying suitable acquisition targets or in completing any transactions identified on sufficiently favorable terms; assumption of undisclosed or unknown liabilities; and the need to obtain regulatory or other governmental approvals that may be necessary to complete acquisitions. In addition, any future acquisitions may entail significant transaction costs and risks associated with entry into new markets. For example, we incurred $17.5 million in fees and expenses during 2009 related to our acquisition of Transmark.

In addition, even when acquisitions are completed, integration of acquired entities can involve significant difficulties, such as:

•	failure to achieve cost savings or other financial or operating objectives with respect to an acquisition;

•	strain on the operational and managerial controls and procedures of our business, and the need to modify systems or to add management resources;

•	difficulties in the integration and retention of customers or personnel and the integration and effective deployment of operations or technologies;

•	amortization of acquired assets, which would reduce future reported earnings;

•	possible adverse short-term effects on our cash flows or operating results;

•	diversion of management’s attention from the ongoing operations of our business;

•	failure to obtain and retain key personnel of an acquired business; and

•	assumption of known or unknown material liabilities or regulatory non-compliance issues.

Failure to manage these acquisition growth risks could have a material adverse effect on our business, results of operations and financial condition.

Changes in Our Credit Profile may Affect Our Relationship with Our Suppliers, Which Could Have a Material Adverse Effect on Our Liquidity.

Changes in our credit profile may affect the way our suppliers view our ability to make payments and may induce them to shorten the payment terms of their invoices, particularly given our high level of outstanding indebtedness. Given the large dollar amounts and volume of our purchases from suppliers, a change in payment terms may have a material adverse effect on our liquidity and our ability to make payments to our suppliers, and consequently may have a material adverse effect on our business, results of operations and financial condition.

Our Business, Results of Operations and Financial Condition Could Be Materially and Adversely Affected if Restrictions on Imports of Line Pipe, Oil Country Tubular Goods or Certain of the Other Products that We Sell Are Lifted.

U.S. law currently imposes tariffs and duties on imports from certain foreign countries of line pipe and oil country tubular goods, and, to a lesser extent, on imports of certain other products that we sell. If these restrictions are lifted, if the tariffs are reduced or if the level of such imported products otherwise increases, and these imported products are accepted by our customer base, our business, results of operations and financial condition could be materially and adversely affected to the extent that we would then have higher-cost products in our inventory or if prices and margins are driven down by increased supplies of such products. If prices of these products were to decrease significantly, we might not be able to profitably sell these products and the value of our inventory would decline. In addition, significant price decreases could result in a significantly longer holding period for some of our inventory, which could also have a material adverse effect on our business, results of operations and financial condition.

We Are Subject to Strict Environmental, Health and Safety Laws and Regulations that May Lead to Significant Liabilities and Negatively Impact the Demand for Our Products.

We are subject to a variety of federal, state, local, foreign and provincial environmental, health and safety laws and regulations, including those governing the discharge of pollutants into the air or water, the management, storage and disposal of, or exposure to, hazardous substances and wastes, the responsibility to investigate and clean up contamination, and occupational health and safety. Fines and penalties may be imposed for non-compliance with applicable environmental, health and safety requirements and the failure to have or to comply with the terms and conditions of required permits. Historically, the costs to comply with environmental and health and safety requirements have not been material. However, the failure by us to comply with applicable environmental, health and safety requirements could result in fines, penalties, enforcement actions, third party claims for property damage and personal injury, requirements to clean up property or to pay for the costs of cleanup, or regulatory or judicial orders requiring corrective measures, including the installation of pollution control equipment or remedial actions.

Under certain laws and regulations, such as the U.S. federal Superfund law or its foreign equivalent, the obligation to investigate and remediate contamination at a facility may be imposed on current and former owners or operators or on persons who may have sent waste to that facility for disposal. Liability under these laws and regulations may be imposed without regard to fault or to the legality of the activities giving rise to the contamination. Although we are not aware of any active litigation against us under the U.S. federal Superfund law or its state or foreign equivalents, contamination has been identified at several of our current and former facilities, and we have incurred and will continue to incur costs to investigate and remediate these conditions.

Moreover, we may incur liabilities in connection with environmental conditions currently unknown to us relating to our existing, prior or future sites or operations or those of predecessor companies whose liabilities we may have assumed or acquired. We believe that indemnities contained in certain of our acquisition agreements may cover certain environmental conditions existing at the time of the acquisition, subject to certain terms, limitations and conditions. However, if these indemnification provisions terminate or if the indemnifying parties do not fulfill their indemnification obligations, we may be subject to liability with respect to the environmental matters that may be covered by such indemnification obligations.

In addition, environmental, health and safety laws and regulations applicable to our business and the business of our customers, including laws regulating the energy industry, and the interpretation or enforcement of these laws and regulations, are constantly evolving and it is impossible to predict accurately the effect that changes in these laws and regulations, or their interpretation or enforcement, may have upon our business, financial condition or results of operations. Should environmental laws and regulations, or their interpretation or enforcement, become more stringent, our costs could increase, which may have a material adverse effect on our business, financial condition and results of operations.

In particular, legislation and regulations limiting emissions of greenhouse gases (“GHGs”), including carbon dioxide associated with the burning of fossil fuels, are at various stages of consideration and implementation, at the international, national, regional and state levels. In 2005, the Kyoto Protocol to the 1992 United Nations Framework Convention on Climate Change, which established a binding set of emission targets for GHGs, became binding on the countries that ratified it. Certain states have adopted or are considering legislation or regulation imposing overall caps on GHG emissions from certain facility categories or mandating the increased use of electricity from renewable energy sources. Similar legislation has been proposed at the federal level. In addition, the U.S. Environmental Protection Agency (the “EPA”) has begun to implement regulations that would require permits for and reductions in greenhouse gas emissions for certain categories of facilities, the first of which became effective in January 2010. The EPA also intends to set GHG emissions standards for power plants in May 2012 and for refineries in November 2012. These laws and regulations could negatively impact the market for the products we distribute and, consequently, our business.

In addition, the federal government and certain state governments are considering enhancing the regulation of hydraulic fracturing, a practice involving the injection of certain substances into rock formations to stimulate production of hydrocarbons, particularly natural gas, from shale basin regions. Any increased federal or state regulation of hydraulic fracturing could reduce the demand for our products in these regions.

We May Not Have Adequate Insurance for Potential Liabilities, Including Liabilities Arising from Litigation.

In the ordinary course of business, we have and in the future may become the subject of various claims, lawsuits and administrative proceedings seeking damages or other remedies concerning our commercial operations, the products we distribute, employees and other matters, including potential claims by individuals alleging exposure to hazardous materials as a result of the products we distribute or our operations. Some of these claims may relate to the activities of businesses that we have acquired, even though these activities may have occurred prior to our acquisition of such businesses. The products we distribute are sold primarily for use in the energy industry, which is subject to inherent risks that could result in death, personal injury, property damage, pollution or loss of production. In addition, defects in the products we distribute could result in death, personal injury, property damage, pollution or damage to equipment and facilities. Actual or claimed defects in the products we distribute may give rise to claims against us for losses and expose us to claims for damages.

We maintain insurance to cover certain of our potential losses, and we are subject to various self-retentions, deductibles and caps under our insurance. It is possible, however, that judgments could be rendered against us in cases in which we would be uninsured and beyond the amounts that we currently have reserved or anticipate incurring for such matters. Even a partially uninsured claim, if successful and of significant size, could have a material adverse effect on our business, results of operations and financial condition. Furthermore, we may not be able to continue to obtain insurance on commercially reasonable terms in the future, and we may incur losses from interruption of our business that exceed our insurance coverage. Finally, even in cases where we maintain insurance coverage, our insurers may raise various objections and exceptions to coverage which could make uncertain the timing and amount of any possible insurance recovery.

Due to Our Position as a Distributor, We Are Subject to Personal Injury, Product Liability and Environmental Claims Involving Allegedly Defective Products.

Certain of the products we distribute are used in potentially hazardous applications that can result in personal injury, product liability and environmental claims. A catastrophic occurrence at a location where the products we distribute are used may result in us being named as a defendant in lawsuits asserting potentially large claims, even though we did not manufacture the products, and applicable law may render us liable for damages without regard to negligence or fault. Particularly, certain environmental laws provide for joint and several and strict liability for remediation of spills and releases of hazardous substances. Certain of these risks are reduced by the fact that we are a distributor of products produced by third-party manufacturers, and thus in certain circumstances we may have third-party warranty or other claims against the manufacturer of products alleged to have been defective. However, there is no assurance that such claims could fully protect us or that the manufacturer would be able financially to provide such protection. There is no assurance that our insurance coverage will be adequate to cover the underlying claims and our insurance does not provide coverage for all liabilities (including liability for certain events involving pollution).

We Are a Defendant in Asbestos-Related Lawsuits, and Exposure to These and Any Future Lawsuits Could Have a Material Adverse Effect on Our Business, Results of Operations and Financial Condition.

We are a defendant in lawsuits involving approximately 945 claims as of March 31, 2011 alleging, among other things, personal injury, including mesothelioma and other cancers, arising from exposure to asbestos-containing materials included in products distributed by us in the past. Each claim involves allegations of exposure to asbestos-containing materials by a single individual, his or her spouse and/or family members. The complaints in these lawsuits typically name many other defendants. In the majority of these lawsuits, little or no information is known regarding the nature of the plaintiffs’ alleged injuries or their connection with the products we distributed. Based on our experience with asbestos litigation to date, as well as the existence of certain insurance coverage, we do not believe that the outcome of these claims will have a material impact on us. However, the potential liability associated with asbestos claims is subject to many uncertainties, including negative trends with respect to settlement payments, dismissal rates and the types of medical conditions alleged in pending or future claims, negative developments in the claims pending against us, the current or future insolvency of co-defendants, adverse changes in relevant laws or the interpretation thereof, and the extent to which insurance will be available to pay for defense costs, judgments or settlements. Further, while we anticipate that additional claims will be filed against us in the future, we are unable to predict with any certainty the number, timing and magnitude of such future claims. Therefore, we can give no assurance that pending or future asbestos litigation will not ultimately have a material adverse effect on our business, results of operations and financial condition. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Contractual Obligations, Commitments and Contingencies — Legal Proceedings” and “Business — Legal Proceedings” for more information.

If We Lose Any of Our Key Personnel, We May Be Unable to Effectively Manage Our Business or Continue Our Growth.

Our future performance depends to a significant degree upon the continued contributions of our management team and our ability to attract, hire, train and retain qualified managerial, sales and marketing personnel. Particularly, we rely on our sales and marketing teams to create innovative ways to generate demand for the products we distribute. The loss or unavailability to us of any member of our management team or a key sales or marketing employee could have a material adverse effect on our business, results of operations and financial condition to the extent we are unable to timely find adequate replacements. We face competition for these professionals from our competitors, our customers and other companies operating in our industry. We may be unsuccessful in attracting, hiring, training and retaining qualified personnel, and our business, results of operations and financial condition could be materially and adversely affected under such circumstances.

Interruptions in the Proper Functioning of Our Information Systems Could Disrupt Operations and Cause Increases in Costs and/or Decreases in Revenues.

The proper functioning of our information systems is critical to the successful operation of our business. We depend on our information technology systems to process orders, track credit risk, manage inventory and monitor accounts receivable collections. Our information systems also allow us to efficiently purchase products from our vendors and ship products to our customers on a timely basis, maintain cost-effective operations and provide superior service to our customers. However, our information systems are vulnerable to natural disasters, power losses, telecommunication failures and other problems. If critical information systems fail or are otherwise unavailable, our ability to procure products to sell, process and ship customer orders, identify business opportunities, maintain proper levels of inventories, collect accounts receivable and pay accounts payable and expenses could be adversely affected. Our ability to integrate our systems with our customers’ systems would also be significantly affected. We maintain information systems controls designed to protect against, among other things, unauthorized program changes and unauthorized access to data on our information systems. If our information systems controls do not function properly, we face increased risks of unexpected errors and unreliable financial data.

The Loss of Third-Party Transportation Providers upon Whom We Depend, or Conditions Negatively Affecting the Transportation Industry, Could Increase Our Costs or Cause a Disruption in Our Operations.

We depend upon third-party transportation providers for delivery of products to our customers. Strikes, slowdowns, transportation disruptions or other conditions in the transportation industry, including, but not limited to, shortages of truck drivers, disruptions in rail service, increases in fuel prices and adverse weather conditions, could increase our costs and disrupt our operations and our ability to service our customers on a timely basis. We cannot predict whether or to what extent recent increases or anticipated increases in fuel prices may impact our costs or cause a disruption in our operations going forward.

We May Need Additional Capital in the Future and It May Not Be Available on Acceptable Terms.

We may require more capital in the future to:

•	fund our operations;

•	finance investments in equipment and infrastructure needed to maintain and expand our distribution capabilities;

•	enhance and expand the range of products we offer; and

•	respond to potential strategic opportunities, such as investments, acquisitions and international expansion.

We can give no assurance that additional financing will be available on terms favorable to us, or at all. The terms of available financing may place limits on our financial and operating flexibility. If adequate funds are not available on acceptable terms, we may be forced to reduce our operations or delay, limit or abandon expansion opportunities. Moreover, even if we are able to continue our operations, the failure to obtain additional financing could reduce our competitiveness.

Hurricanes or Other Adverse Weather Events or Natural Disasters Could Negatively Affect Our Local Economies or Disrupt Our Operations, Which Could Have an Adverse Effect on Our Business or Results of Operations.

Certain areas in which we operate are susceptible to hurricanes and other adverse weather conditions or natural disasters, such as earthquakes. Such events can disrupt our operations, result in damage to our properties and negatively affect the local economies in which we operate. Additionally, we may experience communication disruptions with our customers, vendors and employees. These events can cause physical damage to our branches and require us to close branches in order to secure our employees. Additionally, our sales order backlog and shipments can experience a temporary decline immediately following such events.

We cannot predict whether or to what extent damage caused by such events will affect our operations or the economies in regions where we operate. These adverse events could result in disruption of our purchasing and/or distribution capabilities, interruption of our business that exceeds our insurance coverage, our inability to collect from customers and increased operating costs. Our business or results of operations may be adversely affected by these and other negative effects of such events.

We Have a Substantial Amount of Goodwill and Other Intangibles Recorded on Our Balance Sheet, Partly Because of Our Recent Acquisitions and Business Combination Transactions. The Amortization of Acquired Assets Will Reduce Our Future Reported Earnings and, Furthermore, If Our Goodwill or Other Intangible Assets Become Impaired, We May Be Required to Recognize Charges that Would Reduce Our Income.

As of March 31, 2011, we had $1.4 billion of goodwill and other intangibles recorded on our balance sheet. A substantial portion of these intangible assets result from our use of purchase accounting in connection with the acquisitions we have made over the past several years. In accordance with the purchase accounting method, the excess of the cost of an acquisition over the fair value of identifiable tangible and intangible assets is assigned to goodwill. The amortization expense associated with our identifiable intangible assets will have a negative effect on our future reported earnings. Many other companies, including many of our competitors, will not have the significant acquired intangible assets that we have because they have not participated in recent acquisitions and business combination transactions similar to ours. Thus, their reported earnings will not be as negatively affected by the amortization of identifiable intangible assets as our reported earnings will be.

Additionally, under U.S. generally accepted accounting principles, goodwill and certain other intangible assets are not amortized, but must be reviewed for possible impairment annually, or more often in certain circumstances where events indicate that the asset values are not recoverable. Such reviews could result in an earnings charge for the impairment of goodwill, which would reduce our net income even though there would be no impact on our underlying cash flow. For example, we recorded a non-cash impairment charge in the amount of $386 million during the year ended December 31, 2009. This charge was based on the results of our annual impairment tests for goodwill and intangible assets, which indicated that the book value of these assets exceeded their fair value by this amount.

We Face Risks Associated with Conducting Business in Markets Outside of North America.

We currently conduct substantial business in countries outside of North America, principally as a result of our recent acquisition of Transmark. In addition, we are evaluating the possibility of establishing distribution networks in certain other foreign countries, particularly in Europe, Asia, the Middle East and South America. Our business, results of operations and financial condition could be materially and adversely affected by economic, legal, political and regulatory developments in the countries in which we do business in the future or in which we expand our business, particularly those countries which have historically experienced a high degree of political and/or economic instability. Examples of risks inherent in such non-North American activities include changes in the political and economic conditions in the countries in which we operate, including civil uprisings and terrorist acts, unexpected changes in regulatory requirements, changes in tariffs, the adoption of foreign or domestic laws limiting exports to certain foreign countries, fluctuations in currency exchange rates and the value of the U.S. dollar, restrictions on repatriation of earnings, expropriation of property without fair compensation, governmental actions that result in the deprivation of contract or proprietary rights, the acceptance of business practices which are not consistent with or antithetical to prevailing business practices we are accustomed to in North America including export compliance and anti-bribery practices, and governmental sanctions. If we begin doing business in a foreign country in which we do not presently operate, we may also face difficulties in operations and diversion of management time in connection with establishing our business there.

We May be Unable to Comply with United States and International Laws and Regulations Required to do Business in Foreign Countries.

Doing business on a worldwide basis requires us to comply with the laws and regulations of the U.S. government and various international jurisdictions. These regulations place restrictions on our operations, trade practices, partners and investment decisions. In particular, our international operations are subject to U.S. and foreign anti-corruption laws and regulations, such as the Foreign Corrupt Practices Act (“FCPA”), and economic sanction programs, including those administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”). As a result of doing business in foreign countries, we are exposed to a heightened risk of violating anti-corruption laws and sanctions regulations.

The FCPA prohibits us from providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. It also requires us to keep books and records that accurately and fairly reflect the Company’s transactions. As part of our business, we may deal with state-owned business enterprises, the employees of which are considered foreign officials for purposes of the FCPA. In addition, the United Kingdom Bribery Act (the “Bribery Act”) has been enacted, although the date of implementation has not yet been determined. The provisions of the Bribery Act extend beyond bribery of foreign public officials and are more onerous than the FCPA in a number of other respects, including jurisdiction, non-exemption of facilitation payments and penalties. Some of the international locations in which we operate lack a developed legal system and have higher than normal levels of corruption. Our continued expansion outside the U.S., including in developing countries, and our development of new partnerships and joint venture relationships worldwide, could increase the risk of FCPA, OFAC or Bribery Act violations in the future.

Economic sanctions programs restrict our business dealings with certain sanctioned countries. In addition, because we act as a distributor, we face the risk that our customers might further distribute our products to an ultimate end-user in a sanctioned country, which might subject us to an investigation concerning compliance with the OFAC or other sanctions regulations.

Violations of anti-corruption laws and sanctions regulations are punishable by civil penalties, including fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts and revocations or restrictions of licenses, as well as criminal fines and imprisonment. We have established policies and procedures designed to assist our compliance with applicable U.S. and international laws and regulations, including the forthcoming Bribery Act, and have trained our employees to comply with such laws and regulations. However, there can be no assurance that all of our employees, consultants, agents or partners will not take actions in violation of our policies and these laws, and that our policies and procedures will effectively prevent us from violating these regulations in every transaction in which we may engage. In particular, we may be held liable for the actions taken by our local, strategic or joint venture partners outside of the United States, even though our partners are not subject to the FCPA. Such a violation, even if prohibited by our policies, could have a material adverse effect on our reputation, business, financial condition and results of operations. In addition, various state and municipal governments, universities and other investors maintain prohibitions or restrictions on investments in companies that do business with sanctioned countries, which could adversely affect the market for the notes or our other securities.

The Requirements of Being a Publicly Reporting Company in Connection with the Offer, Including Compliance with the Reporting Requirements of the Exchange Act and Certain of the Requirements of the Sarbanes-Oxley Act, may Strain Our Resources, Increase Our Costs and Distract Management, and We May Be Unable to Comply with These Requirements in a Timely or Cost-Effective Manner.

As a publicly reporting company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, and certain requirements imposed by the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, after consummation of this offering. These requirements may place a strain on our management, systems and resources. The Exchange Act will require that we file annual, quarterly and current reports with respect to our business and financial condition within specified time periods. The Sarbanes-Oxley Act will require that we maintain effective disclosure controls and procedures and internal control over financial reporting and will require management to report on the effectiveness of those controls. Due to our limited operating history, our disclosure controls and procedures and internal controls may not meet all of the standards applicable to companies subject to the Sarbanes-Oxley Act. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. We cannot be assured that the oversight methods will be effective. Management’s attention may be diverted from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations.

We also expect that it could be difficult and will be significantly more expensive to obtain directors’ and officers’ liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We Will Be Exposed to Risks Relating to Evaluations of Controls Required by Section 404 of the Sarbanes-Oxley Act After Consummation of the Offer Related to the Notes.

Following consummation of this offering, we will be required to evaluate our internal controls systems in order to allow management to report on, and our independent auditors to audit, our internal control over financial reporting. We will be required to perform the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, and will be required to comply with Section 404 beginning with our second annual report which we file after consummation of this offering (subject to any change in applicable SEC rules). Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board (“PCAOB”) rules and regulations that remain unremediated. As a publicly reporting company, we will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal control over financial reporting. A “material weakness” is a significant deficiency or combination of significant deficiencies in internal control over financial reporting that results in a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Following this offering, if we fail to implement the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigation by regulatory authorities such as the SEC or the PCAOB. If we do not implement improvements to our disclosure controls and procedures or to our internal controls in a timely manner, our independent registered public accounting firm may not be able to certify as to the effectiveness of our internal control over financial reporting pursuant to an audit of our internal control over financial reporting. This may subject us to adverse regulatory consequences or a loss of confidence in the reliability of our financial statements. We could also suffer a loss of confidence in the reliability of our financial statements if our independent registered public accounting firm reports a material weakness in our internal controls, if we do not develop and maintain effective controls and procedures or if we are otherwise unable to deliver timely and reliable financial information.

Any loss of confidence in the reliability of our financial statements or other negative reaction to our failure to develop timely or adequate disclosure controls and procedures or internal controls could affect our access to the capital markets. In addition, if we fail to remedy any material weakness, our financial statements may be inaccurate and we may face restricted access to the capital markets.

In May 2011, we concluded that we had a material weakness in the design and operations of controls and procedures for testing impairment of indefinite lived intangible assets as of December 31, 2010 and 2009. We remediated this material weakness through the adoption of a formal policy governing our intangible impairment analysis that has enhanced preventative and detective controls, including multi-layered review procedures and input validation.

The Securities and Exchange Commission Moving Forward to a Single Set of International Accounting Standards Could Materially Impact Our Results of Operations.

The SEC continues to move forward with a convergence to a single set of international accounting standards (such as International Financial Reporting Standards (“IFRS”)) and associated changes in regulatory accounting may negatively impact the way we record revenues, expenses, assets and liabilities. Currently, under IFRS, the LIFO method of valuing inventory is not permitted. If we had ceased valuing our inventory under the LIFO method at December 31, 2010, we would have been required to make tax payments approximating $122 million over the subsequent four years.

The Financial Statements Presented in this Prospectus May Not Provide an Accurate Indication of What Our Future Results of Operations Are Likely to Be.

Given our recent history of consummating numerous acquisitions, our financial statements may not represent an accurate picture of what our future performance will be. We acquired the remaining 15% majority voting interest in McJunkin Appalachian in January 2007, we acquired Midway-Tristate Corporation in April 2007, we entered into a business combination with Red Man in October 2007 (effectively doubling our size) (the “Red Man Transaction”), we acquired the remaining approximately 49% noncontrolling interest in Midfield in July 2008, we acquired LaBarge in October 2008 and we acquired Transmark in October 2009. Our limited combined operating history may make it difficult to forecast our future operating results and financial condition. In particular, because of the significance of the Red Man Transaction, the financial statements for periods prior to that transaction are not comparable with those after the transaction.

RATIO OF EARNINGS TO FIXED CHARGES

The following table presents our ratio of earnings to fixed charges for the period indicated. For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes and change in accounting principle, net of taxes, plus fixed charges, exclusive of capitalized interest. Fixed charges consist of interest expense, capitalized interest and a portion of operating rental expense that management believes is representative of the interest component of rental expense.

	Successor								Predecessor
							Eleven Months		One Month
	Three Months						Ended		Ended		Year Ended
	Ended March 31,		Year Ended December 31,				December 31,		January 30,		December 31,
	2011*	2010*	2010*	2009*	2008*		2007		2007		2006

Ratio of earnings to fixed charges	—	—	—	—	5.8	x	2.3	x	107.7	x	38.2	x

*	Earnings were insufficient to cover fixed charges by $2 million and $18 million for the three months ended March 31, 2011 and 2010, respectively, and by $75 million and $355 million for the years ended December 31, 2010 and 2009, respectively.

USE OF PROCEEDS

This prospectus is delivered in connection with the sale of notes by Goldman, Sachs & Co. in market-making transactions. We will not receive any of the proceeds from such transactions.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2011 on a historical basis and on an as adjusted basis after giving effect to our entry into our new $1.05 billion asset-based revolving credit facility and the repayment of our previous asset-based revolving credit facility, the Midfield revolving credit facility and the Midfield term loan facility. This table should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of March 31, 2011
	Actual	As Adjusted
	(Dollars in millions)

Cash and cash equivalents	$42	$42

Total Debt (including current portion):
Revolving credit facility(1)	$245	$283
Midfield revolving credit facility(2)	23	—
Midfield term loan facility	5	—
Transmark revolving credit facility(3)	23	23
Transmark factoring facility	8	8
Outstanding notes	1,029	1,029

Total debt	1,333	1,343

Total equity	701	701

Total capitalization	$2,034	$2,044

(1)	As of March 31, 2011, we had availability of $377 million under our revolving credit facility. As of March 31, 2011, on an as adjusted basis after giving effect to the Refinancing, we would have had availability of $485 million under our new revolving credit facility.

(2)	As of March 31, 2011, we had availability of $59 million under the Midfield revolving credit facility.

(3)	As of March 31, 2011, there was $51 million of availability under the revolving portion of Transmark’s primary credit facility. As of March 31, 2011, on an as adjusted basis after giving effect to the Refinancing, there would have been $51 million of availability under the revolving portion of Transmark’s primary credit facility.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

On January 31, 2007, McJunkin Red Man Holding Corporation, an affiliate of The Goldman Sachs Group, Inc., acquired a majority of the equity of the entity now known as McJunkin Red Man Corporation (then known as McJunkin Corporation) (the “GS Acquisition”). In this prospectus, the term “Predecessor” refers to McJunkin Corporation and its subsidiaries prior to January 31, 2007 and the term “Successor” refers to the entity now known as McJunkin Red Man Corporation and its subsidiaries on and after January 31, 2007. As a result of the change in McJunkin Corporation’s basis of accounting in connection with the GS Acquisition, Predecessor’s financial statement data for the one month ended January 30, 2007 and earlier periods is not comparable to Successor’s financial data for the eleven months ended December 31, 2007 and subsequent periods.

McJunkin Red Man Corporation acquired Transmark on October 30, 2009. Operating results for the year ended December 31, 2009 include the results of McJunkin Red Man Corporation for the full period and the results of Transmark for the two months after the business combination on October 30, 2009.

McJunkin Corporation completed a business combination transaction with Red Man Pipe & Supply Co. (“Red Man”, which has since been merged with and into McJunkin Red Man Corporation) on October 31, 2007. At that time McJunkin Corporation was renamed McJunkin Red Man Corporation. Operating results for the eleven-month period ended December 31, 2007 include the results of McJunkin Red Man Corporation for the full period and the results of Red Man for the two months after the business combination on October 31, 2007. Accordingly, McJunkin Red Man Corporation’s results for the 11 months ended December 31, 2007 are not comparable to McJunkin’s results for the years ended December 31, 2006 and 2005.

The selected consolidated financial information presented below under the captions Statement of Income Data and Other Financial Data for the years ended December 31, 2010, 2009 and 2008, and the selected consolidated financial information presented below under the caption Balance Sheet Data as of December 31, 2010 and December 31, 2009, have been derived from the consolidated financial statements of McJunkin Red Man Holding Corporation included elsewhere in this prospectus that have been audited by Ernst & Young LLP, independent registered public accounting firm. The selected consolidated financial information presented below under the captions Statement of Income Data and Other Financial Data for one month ended January 30, 2007 and the eleven months ended December 31, 2007, and the selected consolidated financial information presented below under the caption Balance Sheet Data as of December 31, 2008, December 31, 2007 and January 30, 2007 have been derived from the consolidated financial statements of McJunkin Red Man Holding Corporation not included in this prospectus that have been audited by Ernst & Young LLP, independent registered public accounting firm. The selected consolidated financial information presented below under the captions Statement of Income Data and Other Financial Data for the year ended December 31, 2006, and the selected consolidated financial information presented below under the caption Balance Sheet Data as of December 31, 2006, has been derived from the consolidated financial statements of our predecessor McJunkin Corporation, not included in this prospectus, that have been audited by Schneider Downs & Co., Inc., independent registered public accounting firm.

The selected consolidated financial information presented below under the captions Statement of Operations Data and Other Financial Data for the three months ended March 31, 2011 and 2010, and the selected consolidated financial information presented below under the caption Balance Sheet Data as of March 31, 2011 and March 31, 2010, have been derived from the unaudited consolidated financial statements of McJunkin Red Man Holding Corporation included elsewhere in this prospectus. We have prepared the selected consolidated financial information for the three months ended March 31, 2011 and 2010 on a basis consistent with our audited consolidated financial statements for the year ended December 31, 2010, and this information includes all adjustments (consisting of only normal recurring adjustments unless otherwise disclosed therein) that management considers necessary for a fair presentation of our financial position and results of operations for the periods indicated. Our results for the three months ended March 31, 2011 are not necessarily indicative of our results for the full fiscal year.

	Successor						Predecessor
						Eleven	One Month
	Three Months					Months Ended	Ended	Year Ended
	Ended March 31		Year Ended December 31,			December 31,	January 30,	December 31,
	2011	2010	2010	2009	2008	2007	2007	2006
	(Unaudited)
	(In millions, except per share information)

Statement of Operations Data:

Sales	$991.8	$858.3	$3,845.5	$3,661.9	$5,255.2	$2,124.9	$142.5	$1,713.7

Cost of sales	844.8	728.8	3,327.0	3,067.4	4,273.1	1,761.9	114.9	1,398.5

Inventory write-down	—	—	0.4	46.5	—	—	—	—

Gross margin	147.0	129.5	518.1	548.0	982.1	363.0	27.6	315.2

Selling, general and administrative expenses	114.8	108.1	447.8	408.6	482.1	218.5	15.9	189.5

Goodwill and intangibles impairment charge	—	—	—	386.1	—	—	—	—

Operating income (loss)	32.2	21.4	70.3	(246.7)	500.0	144.5	11.7	125.7

Other (expense) income

Interest expense	(33.5)	(35.3)	(139.6)	(116.5)	(84.5)	(61.7)	(0.1)	(2.8)

Net gain on early extinguishment of debt	—	—	—	1.3	—	—	—	—

Change in fair value of derivative instruments	1.9	(4.1)	(4.9)	8.9	(6.2)	—	—	—

Other, net	(2.4)	(0.4)	(1.8)	(2.6)	(0.8)	(0.4)	(5.0)

Total other (expense) income	(34.0)	(39.8)	(145.5)	(108.1)	(93.3)	(62.5)	(0.5)	(7.8)

Income (loss) before income taxes	(1.8)	(18.4)	(75.2)	(354.8)	406.7	82.0	11.2	117.9

Income taxes	(0.7)	(6.5)	(23.4)	(15.0)	153.2	32.1	4.6	48.3

Net income (loss)	$(1.1)	$(11.9)	$(51.8)	$(339.8)	$253.5	$49.9	$6.6	$69.6

Earnings (loss) per share:

Basic	$(0.01)	$(0.07)	$(0.31)	$(2.15)	$1.63	$0.72	—	—

Diluted	$(0.01)	$(0.07)	$(0.31)	$(2.15)	$1.63	$0.72	—	—

Dividends per common share	—	—	$—	$0.02	$3.05	$—	—	——

Earnings per share:

Basic and diluted, Class A	—	—	—	—	—	—	$376.70	$3,972.08

Basic and diluted, Class B	—	—	—	—	—	—	$376.70	$4,012.28

Dividends per common share:

Class A	—	—	—	—	—	—	$—	$40.00

Class B	—	—	—	—	—	—	$—	$80.00

Balance Sheet Data:

Cash and cash equivalents	$42.1	$34.5	$56.2	$56.2	$12.1	$10.1	$2.0	$3.7

Working capital(1)	848.2	921.6		930.2	1,208.0	674.1	211.1	212.3

Total assets	2,969.5	3,024.4	2,991.2	3,083.2	3,919.7	3,083.8	474.2	481.0

Total debt(2)	1,333.0	1,430.2	1,360.2	1,452.6	1,748.6	868.4	4.8	13.0

Stockholders’ equity	700.6	727.3	689.8	743.9	987.2	1,262.7	245.2	258.2

Other Financial Data:

Adjusted Gross Margin(4)	173.5	154.2	663.2	493.5	1,164.0	400.6	27.9	331.6

Adjusted EBITDA(3)	59.6	48.5	$224.2	$218.5	$744.4	$344.9	$26.0	$141.7

Net cash provided by (used in) operations	5.8	6.4	112.5	505.5	(137.4)	110.2	6.6	18.4

Net cash (used in) investing activities	11.9	(4.4)	(16.2)	(66.9)	(314.2)	(1,788.9)	(0.2)	(3.3)

Net cash (used in) provided by financing activities	(30.8)	(23.8)	(97.9)	(393.9)	452.0	1,687.2	(8.3)	(17.2)

(1)	Working capital is defined as current assets less current liabilities.

(2)	Includes current portion.

(3)	See footnote (2) on page 12 for a description of how we define Adjusted EBITDA, why we present it and limitations on its usefulness.

The following table reconciles Adjusted EBITDA with our net income (loss), as derived from our financial statements (in millions):

	Successor						Predecessor
			Year	Year	Year	Eleven Months	One Month	Year
	Three Months		Ended	Ended	Ended	Ended	Ended	Ended
	Ended March 31		December 31,	December 31,	December 31,	December 31,	January 31,	December 31,
	2011	2010	2010	2009	2008	2007	2007	2006
	(Unaudited)

Net income (loss)	$(1.1)	$(11.9)	$(51.8)	$(339.8)	$253.5	$49.9	$6.6	$69.6
Income taxes	(0.7)	(6.5)	(23.4)	(15.0)	153.2	32.1	4.6	48.3
Interest expense	33.5	35.3	139.6	116.5	84.5	61.7	0.1	2.8
Depreciation and amortization	4.0	4.0	16.6	14.5	11.3	5.4	0.3	3.9
Amortization of intangibles	12.4	13.8	53.9	46.6	44.4	21.9	—	0.3
Amortization of Purchase Price Accounting	—	—	—	15.7	2.4	—	—	—
Changes in fair value of derivative instruments	(1.9)	4.1	4.9	(8.9)	6.2	—	—	—
Closed locations	—	—	(0.7)	1.4	—	—	—	—
Equity based compensation	1.5	1.0	3.7	7.8	10.2	3.0	—	—
Franchise taxes	—	—	0.7	1.4	1.5	—	—	—
Gain on early extinguishment of debt	—	—	—	(1.3)	—	—	—	—
Goodwill and intangibles impairment charge	—	—	—	386.1	—	—	—	—
Inventory write-down	—	—	0.4	46.5	—	—	—	—
IT system conversion costs	—	—	—	2.4	1.4	—	—	—
M&A transaction & integration expenses	—	—	1.4	17.5	34.8	12.7	—	0.4
Midway-Tristate pre-acquisition contribution	—	—	—	—	—	2.8	1.0	—
Consulting fees	—	—	2.9	0.9	0.4	—	—	3.0
Provision for uncollectible accounts	(0.3)	(0.5)	(2.0)	1.0	7.7	0.4	—	0.4
Red Man Pipe & Supply Co. pre-acquisition contribution	—	—	—	—	—	142.2	13.1	—
Severance and related costs	—	—	4.4	4.4	—	—	—	—
Transmark Fcx pre-acquisition contribution	—	—	—	38.5	—	—	—	—
LIFO	10.1	6.9	74.6	(115.6)	126.2	10.3	—	12.2
Other non-recurring and non-cash expenses	2.1	2.3	(1.0)	(2.1)	6.7	2.5	0.3	0.8

Adjusted EBITDA	$59.6	$48.5	$224.2	$218.5	$744.4	$344.9	$26.0	$141.7

(4)	See footnote (1) on page 11 for a description of how we define Adjusted Gross Margin, why we present it and limitations on its usefulness.

The following table reconciles Adjusted Gross Margin to gross margin (in millions):

	Successor						Predecessor
	Three Months		Year	Year	Year	Eleven Months	One Month	Year
	Ended		Ended	Ended	Ended	Ended	Ended	Ended
	March 31		December 31,	December 31,	December 31,	December 31,	January 31,	December 31,
	2011	2010	2010	2009	2008	2007	2007	2006
	(Unaudited)

Gross margin	$147.0	$129.5	$518.1	$548.0	$982.1	$363.0	$27.6	$315.2
Depreciation and amortization	4.0	4.0	16.6	14.5	11.3	5.4	0.3	3.9
Amortization of intangibles	12.4	13.8	53.9	46.6	44.4	21.9	—	0.3
LIFO	10.1	6.9	74.6	(115.6)	126.2	10.3	—	12.2

Adjusted Gross Margin	$173.5	$154.2	$663.2	$493.5	$1,164.0	$400.6	$27.9	$331.6

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including, but not limited to, those set forth under “Risk Factors” and elsewhere in this prospectus. All references throughout this section (and elsewhere in this report) to amounts available for borrowing under various credit facilities refer to amounts actually available for borrowing after giving effect to any borrowing base limitations imposed by the facility.

Overview

We are the largest global distributor of pipe, valves and fittings (“PVF”) and related products and services to the energy industry based on sales and hold the leading position in our industry across each of the upstream (exploration, production and extraction of underground oil and natural gas), midstream (gathering and transmission of oil and natural gas, natural gas utilities and the storage and distribution of oil and natural gas) and downstream (crude oil refining, petrochemical processing and general industrials) end markets. We currently serve our customers through over 400 global service locations. Our North America segment includes over 180 branches, 6 distribution centers in the U.S. and 1 in Canada, with 13 valve automation service centers and over 180 pipe yards located in the most active oil and natural gas regions in North America. Our International segment includes over 30 branch locations throughout Europe, Asia and Australasia with distribution centers in the United Kingdom and Singapore. We offer a wide array of PVF and oilfield supplies encompassing a complete line of products, from our global network of suppliers, to our more than 10,000 active customers. We are diversified, both by geography and end market. We seek to provide best-in-class service to our customers by satisfying the most complex, multi-site needs of many of the largest companies in the energy and industrial sectors as their primary PVF supplier. We believe the critical role we play in our customers’ supply chain, together with our extensive product offering, broad global presence, customer-linked scalable information systems and efficient distribution capabilities, serve to solidify our long-standing customer relationships and drive our growth. As a result, we have an average relationship of over 20 years with our top ten customers and our sales in 2010 were nearly twice that of our nearest competitor.

We have benefited historically from several growth trends within the energy industry, including high levels of expansion and maintenance expenditures by our customers. Although these trends have been offset in 2009 and 2010 due to adverse economic conditions, we believe that longer-term growth in PVF spending within the energy industry will continue. The long-term growth in spending has been driven by several factors, including underinvestment in North American energy infrastructure, production and capacity constraints and market expectations of future improvements in the oil, natural gas, refined products and petrochemical markets. In addition, the products we distribute are often used in extreme operating environments, leading to the need for a regular replacement cycle. Approximately two-thirds of our sales are attributable to multi-year maintenance, repair and operations (“MRO”) arrangements. We consider MRO arrangements to be normal, repetitive business that deals primarily with the regular maintenance, repair or operational work to existing energy infrastructure. Project activities including facility expansions or new construction projects are more commonly associated with a customer’s capital expenditures budget and can be sensitive to global oil and natural gas prices and general economic conditions. We mitigate our exposure to price volatility by limiting the length of any price-protected contracts. As pricing rebounds, we believe that we will have the ability to pass price increases on to the marketplace.

Key Drivers of Our Business

Our revenues are predominantly derived from the sale of PVF and other oilfield service supplies to the energy industry in North America, Europe, Asia and Australasia. Our business is therefore dependent upon both the current conditions and future prospects in the energy industry and, in particular, maintenance and expansionary operating, capital and other expenditures by our customers in the upstream, midstream and downstream end markets of the industry. Long-term growth in spending has been, and we believe will continue to be, driven by several factors, including underinvestment in global energy infrastructure, production and capacity constraints, and anticipated strength in the oil, natural gas, refined products and petrochemical markets. Though oil and natural gas prices are currently below the record levels set in 2008, oil is currently at near-record levels (West Texas Intermediate “WTI”) and, to a lesser extent, natural gas prices have remained elevated relative to their historical levels and we believe will continue to drive capital and other expenditures by our customers. The outlook for future oil, natural gas, refined products and petrochemical spending for PVF is influenced by numerous factors, including the following:

•	Oil and Natural Gas Commodity Prices. Sales of PVF and related products to the oil and natural gas industry constitute a significant portion of our sales. As a result, we depend upon the oil and natural gas industry and its ability and willingness to make capital and other expenditures to explore for, produce and process oil and natural gas and refined products. Oil and natural gas prices, both current and projected, along with the costs necessary to produce oil and gas, impact other drivers of our business, including rig counts, drilling and completion spending, additions and maintenance to pipeline mileage and refinery utilization.

•	Steel Prices, Availability and Supply and Demand. Fluctuations in steel prices can lead to volatility in the pricing of the products we distribute, especially carbon steel tubular products, which can influence the buying patterns of our customers. A majority of the products we distribute contain various types of steel, and the worldwide supply and demand for these products, or other steel products that we do not supply, impacts the pricing and availability of our products and, ultimately, our sales and operating profitability.

•	Economic Conditions. The demand for the products we distribute is dependent on the general economy, the energy and industrials sectors and other factors. Changes in the general economy or in the energy and industrials sectors (domestically or internationally) can cause demand for the products we distribute to materially change. For instance, the recent economic downturn decreased demand for the products we distribute, resulting in lower sales volumes, and a prolonged economic downturn could have a material impact on our business.

•	Customer, Manufacturer and Distributor Inventory Levels of PVF and Related Products. Customer, manufacturer and distributor inventory levels of PVF and related products can change significantly from period to period. Increases in our customers’ inventory levels can have an adverse effect on the demand for the products we distribute when customers draw from inventory rather than purchase new products. Reduced demand, in turn, would likely result in reduced sales volume and overall profitability. Increased inventory levels by manufacturers or other distributors can cause an oversupply of PVF and related products in our markets and reduce the prices that we are able to charge for the products we distribute. Reduced prices, in turn, would likely reduce our profitability. Conversely, decreased customer and manufacturer inventory levels may ultimately lead to increased demand for our products and would likely result in increased sales volumes and overall profitability.

Outlook

During the first three months of 2011, the industry has seen oil prices escalate, while natural gas prices have remained relatively flat. U.S. drilling activity has increased modestly, primarily in the shale basin regions, as rigs continue to shift from natural gas to oil. Oil drilling now represents nearly 50% of the total rig count. In the United States, we have seen activity levels remain strong across the major shale regions, such as the Marcellus, Eagle Ford and Bakken, and we have shipped approximately 18% more tons of energy carbon steel tubular products in the first quarter of 2011 as compared to the first three months of 2010. We continue to see limited major capital projects in the downstream market and our major customers are working from increasing, but still relatively conservative, budgets. As a result, we anticipate that there will be a time lag before we see a significant increase in our downstream refining activity, but we have seen activity increases in our petrochemical end markets.

Our upstream end market performance increased significantly in the first three months of 2011, compared to the first three months of 2010, with an increase in drilling activities in the major shale regions, in particular, the Eagle Ford and Bakken shale regions. In the U.S., the average total rig count was up 28% in the first three months of 2011 as compared to the comparable period in 2010. In the first quarter of 2011, we focused on higher margin OCTG opportunities, continuing our right-sizing and rebalancing of OCTG inventories as stated in the second half of 2010. In Canada, the average total rig count was up 25% in the first three months of 2011 as compared to the comparable period in 2010. We have seen an increase in maintenance, repair and operations (“MRO”), particularly in the Canadian heavy oil and tar sands regions, which has mitigated the downturn experienced in shallow gas drilling elsewhere in Canada.

Our midstream end market performance has also improved in the first three months of 2011 compared to the first three months of 2010. Our gathering and transmission pipeline revenues were up significantly as a result of the increase in drilling activity, primarily in the shale basins, and the need for additional pipeline infrastructure. In the first quarter, we opened a new distribution center in San Antonio, TX to support pipe and project activity increases in South Texas. Revenues from our natural gas utilities customers continued to improve compared to the same period in 2010.

Our downstream and other industrials end market performance continues to recover in the first quarter. Refineries are recognizing slightly improved margins on gasoline and distillates, which normally drive consistent maintenance programs from the MRO portion of this market. The downstream market participants still appear to be very cautious in adding additional major capital spending in refining, based on the current and forecasted oversupply of capacity in the United States markets and high crude oil prices and relatively low margins. Our maintenance and small capital projects activity to the chemical and general industrials end markets has increased in the first quarter of 2011 compared to the first quarter of 2010 and continues to improve along with the general economy. We have seen a slowing of downstream capital and operating expenditures in Europe during the last half of 2010 and carrying over to the first quarter of 2011, which has impacted both MRO and small project work. Late in the first quarter, we saw an increase in intake of new projects that will be delivered in the second half of 2011.

Australasian activity remains steady and significant capital outlays have been announced for the liquefied natural gas (“LNG”) green field development in this area.

Backlog is determined by the amount of unshipped third-party customer orders, either specific or general (including under pipe programs) in nature, which may be revised or cancelled by the customer in certain instances. There can be no assurance that the backlog amounts will be ultimately realized as revenue, or that the Company will earn a profit on the backlog of orders. Our backlog at March 31, 2011 was $704 million, including $621 million in North America and $83 million in our International segment.

From a supply perspective, pricing for the PVF products we sell generally continued an upward trend during the first quarter of 2011. Key drivers affecting this were strong demand in the upstream drilling and completions market and ongoing price escalation for raw materials, especially iron ore, coke, scrap, and nickel. Capacity utilization for the steel mills we utilize trended up, which speaks to the increase in demand we saw in the latter part of 2010 and early 2011. Pipe mills in the U.S. are adding shifts to their production schedules and were operating at approximately 75% of capacity at the end of the first quarter. The Department of Labor’s Bureau of Labor Statistics (“BLS”) indexes, and in particular the BLS’s Steel Pipe and Tube index, that we use to measure our LIFO-based GAAP cost of sales are again experiencing volatility and significant inflationary index increases. The earthquake in Japan has temporarily taken a small percentage of global tubular steel capacity off the market as Japanese producers deal with issues ranging from interrupted power supply, massive clean-up efforts and challenges associated with bringing damaged mills back into production. It is not clear how long this interruption might last, but we generally believe there is more than adequate global capacity to cover extended shortfalls. We will continue to monitor the situation closely.

Results of Operations for the three months ended March 31, 2011 and 2010

Our operating results by segment are as follows (in millions):

	Three Months Ended				Three Months Ended
	March 31,	March 31,	Change		December 31,	Change
	2011	2010	$	%	2010	$	%

Sales:
North America	$932.4	$780.7	$151.7	19.4%	$976.0	$(43.6)	(4.5)%
International	59.4	77.6	(18.2)	(23.5)%	58.9	0.5	0.8%

Consolidated	$991.8	$858.3	$133.5	15.6%	$1,034.9	$(43.1)	(4.2)%

Operating Income (Loss):
North America	$30.6	$14.0	$16.6	118.6%	$20.8	$9.8	47.1%
International	1.6	7.4	(5.8)	(78.4)%	(0.9)	2.5	277.8%

Consolidated	$32.2	$21.4	$10.8	50.5%	$19.9	$12.3	61.8%

The following table shows key industry indicators for the three months ended March 31, 2011, March 31, 2010 and December 31, 2010:

	Three Months Ended				Three Months Ended
	March 31,	March 31,	Change		December 31,	Change
	2011	2010	$	%	2010	$	%

Average Total Rig Count(1):
United States	1,716	1,345	371	27.6%	1,691	25	1.5%
Canada	587	470	117	24.9%	405	182	44.9%

North America	2,303	1,815	488	26.9%	2,096	207	9.9%
International	1,166	1,063	103	9.7%	1,116	50	4.5%

Total	3,469	2,878	591	20.5%	3,212	257	8.0%

Average Natural Gas Rig Count(1):
United States	900	882	18	2.0%	952	(52)	(5.5)%
Canada	184	213	(29)	(13.6)%	168	16	9.5%

North America	1,084	1,095	(11)	(1.0)%	1,120	(36)	(3.2)%

Average Commodity Prices(2):
Natural gas ($/Mcf)	$4.07	$4.80			$3.60
WTI crude (per barrel)	$94.07	$78.81			$85.16
Brent crude (per barrel)	$105.45	$76.42			$86.41

(1)	Source — Baker Hughes (www.bakerhughes.com)

(2)	Source — Department of Energy, Energy Information Administration (www.eia.doe.gov)

The breakdown of our sales by end market for the three months ended March 31, 2011, March 31, 2010, and December 31, 2010 was as follows:

	Three Months Ended
	March 31,	March 31,	December 31,
	2011	2010	2010

Upstream	46%	43%	48%
Midstream	23%	21%	23%
Downstream and other industrials	31%	36%	29%

	100%	100%	100%

As a percentage of sales, our upstream activity increased to approximately 46% of our sales during the first three months of 2011, compared to 43% of our sales during the first three months of 2010. We saw an improvement of approximately 26% in our North America upstream sales from the first quarter of 2010 to the first quarter of 2011, primarily due to an increase in our MRO activity. In OCTG, we are focused on improved profitability and not sales growth. We also continue to rebalance our inventory as we continue to focus on our key customers.

As a percentage of sales, our midstream activity, including pipelines, well tie-ins and natural gas utilities, increased to 23% of sales during the first quarter of 2011 from 21% of sales during the first quarter of 2010. Our gathering and transmission pipeline sales increased approximately 47% in the first quarter of 2011, primarily from increased activity in the major shale plays. Our natural gas utilities MRO activity increased 10% due to improved activity and pricing.

As a percentage of sales, our downstream and other industrials sales decreased noticeably to 31% of sales in the first quarter of 2011 from 36% of sales in the first quarter of 2010. Despite some recent improvement, U.S. refineries continue to be challenged by tight margins and overseas production capacity additions. U.S. refinery utilization at the end of the quarter was 84%, level with the comparable period in the prior year, but continuing to decline from a high point of 91% at the end of July 2010. In North America, limited major capital projects have been noted, as customers seek to preserve capital and delay capital and other expenditures until late 2011 or beyond. Our sales to the chemicals and the general industrials markets continued to improve in line with the general economy during the first three months of 2011, increasing 17% quarter-over-quarter. Our International segment, operated through MRC Transmark, has a greater focus on oil and a lesser focus on natural gas as compared to our North American segment. Our downstream activity in Europe declined, as we have seen slowdowns in capital expenditure projects in the refining sector of Europe, due to shrinking refining margins, capital investment constraints and refineries being sold. In Asia and Australasia, activity has decreased due to reductions in our customers’ capital spending programs in our core end markets, primarily refining. At the end of the first quarter, we saw an increase in intake of new orders in both Europe and Asia.

Three Months Ended March 31, 2011 Compared to the Three Months Ended March 31, 2010

For the three months ended March 31, 2011, we generated sales of $991.8 million and Adjusted EBITDA of $59.6 million and had a net loss of $1.1 million. For the three months ended March 31, 2010, we generated sales of $858.3 million and Adjusted EBITDA of $48.5 million and had a net loss of $11.9 million.

	Three Months Ended
	March 31,	March 31,
	2011	2010	$ Change	% Change

Sales:
North America	$932.4	$780.7	$151.7	19.4%
International	59.4	77.6	(18.2)	(23.5)%

Consolidated	$991.8	$858.3	$133.5	15.6%

Gross Margin:
North America	$129.3	$106.3	$23.0	21.6%
International	17.7	23.2	(5.5)	(23.7)%

Consolidated	$147.0	$129.5	$17.5	13.5%

Selling, general and administrative expenses:
North America	$98.7	$92.3	$6.4	6.9%
International	16.1	15.8	0.3	1.9%

Consolidated	$114.8	$108.1	$6.7	6.2%

Operating income:
North America	$30.6	$14.0	$16.6	118.6%
International	1.6	7.4	(5.8)	(78.4)%

Consolidated	$32.2	$21.4	$10.8	50.5%
Interest expense	33.5	35.3	(1.8)	(5.1)%
Other income (expense)	(0.5)	(4.5)	4.0	(88.9)%
Income tax (benefit)	(0.7)	(6.5)	5.8	(89.2)%

Net (loss)	$(1.1)	$(11.9)	$10.8	90.8%

Adjusted EBITDA	$59.6	$48.5	$11.1	22.9%

Adjusted Gross Margin	$173.5	$154.2	$19.3	12.5%

Sales.  Sales include the revenue recognized from the sales of the products we distribute and services to customers and freight billings to customers, less cash discounts taken by customers in return for their early payment of our invoices to them. Our sales were $991.8 million for the three months ended March 31, 2011 as compared to $858.3 million for the three months ended March 31, 2010. This $133.5 million increase in total sales includes a 19.4% increase in North America sales driven by the improved business environment, particularly the upstream and midstream end markets. This increase was partially offset by a 23.5% decrease in International sales where we have seen slow-downs in capital expenditure projects in the European refining sector.

Gross Margin.  Our gross margin was $147.0 million (14.8% of sales) for the three months ended March 31, 2011, as compared to $129.5 million (15.1% of sales) for the three months ended March 31, 2010. The $17.5 million increase in gross margin corresponds with the increase in sales, while the reduction in gross margin percentage reflects greater weighting of North American sales where margins are typically lower due to differences in product lines and channel delivery methods between North America and our International segment.

Adjusted Gross Margin.  Our Adjusted Gross Margin was $173.5 million (17.5% of sales) for the three months ended March 31, 2011, as compared to $154.2 million (18.0% of sales) for the three months ended March 31, 2010. The $19.3 million increase in Adjusted Gross Margin and the reduction in Adjusted Gross Margin percentage reflects the same drivers discussed under Gross Margin above.

The following table reconciles Adjusted Gross Margin to gross margin (in millions):

	Three Months Ended
	March 31,
	2011	2010

Gross margin	$147.0	$129.5
Depreciation and amortization	4.0	4.0
Amortization of intangibles	12.4	13.8
LIFO	10.1	6.9

Adjusted Gross Margin	$173.5	$154.2

Selling, General and Administrative Expenses.  Costs, such as salaries, wages, employee benefits, rent, utilities, communications, insurance, fuel and taxes (other than state and federal income taxes) that are necessary to operate our branch and corporate operations, are included in selling, general and administrative expenses. Also contained in this category are certain items that are nonoperational in nature, including certain costs of acquiring and integrating other businesses. Our selling, general and administrative expenses were $114.8 million for the three months ended March 31, 2011, as compared to $108.1 million for the three months ended March 31, 2010. Selling, general and administrative expenses were 11.6% of sales for the three months ended March 31, 2011, as compared to 12.6% for the three months ended March 31, 2010. The $6.7 million increase in selling, general and administrative expenses is primarily due to additional personnel costs, such as overtime and incentives directly related to the overall increase in business activity levels relative to the first quarter of 2010.

Operating Income.  Operating income was $32.2 million for the three months ended March 31, 2011, as compared to operating income of $21.4 million for the three months ended March 31, 2010, an improvement of $10.8 million.

Interest Expense.  Our interest expense was $33.5 million for the three months ended March 31, 2011, as compared to $35.3 million for the three months ended March 31, 2010, due to lower average indebtedness outstanding during the first quarter of 2011.

Other Income (Expense).  We use derivative instruments to help manage our exposure to interest rate risks and certain foreign currency risks. The change in the fair market value of our derivatives resulted in earnings of $1.9 million and losses of $4.1 million during the three months ended March 31, 2011 and March 31, 2010, respectively.

Income Tax (Benefit).  Our income tax benefit was $0.7 million for the three months ended March 31, 2011, as compared to $6.5 million for the three months ended March 31, 2010. Our effective tax rate was 37.9% for the three months ended March 31, 2011 and 35.3% for the three months ended March 31, 2010. The rates differ from the federal statutory rate of 35% principally as a result of the impact of differing foreign income tax rates.

Net (Loss).  Our net loss was $1.1 million for the three months ended March 31, 2011, as compared to a $11.9 million net loss for the three months ended March 31, 2010, an increase of $10.8 million.

Adjusted EBITDA.  Adjusted EBITDA (as calculated for purposes of the indenture governing the exchange notes) was $59.6 million for the three months ended March 31, 2011, as compared to $48.5 million for the three months ended March 31, 2010. Our Adjusted EBITDA increased $11.1 million quarter over quarter primarily due to the increase in Adjusted Gross Margin and operating income.

The following table reconciles Adjusted EBITDA with our net (loss) income, as derived from our financial statements (in millions):

	Three Months Ended
	March 31,	March 31,
	2011	2010

Net (loss)	$(1.1)	$(11.9)
Income tax (benefit)	(0.7)	(6.5)
Interest expense	33.5	35.3
Depreciation and amortization	4.0	4.0
Amortization of intangibles	12.4	13.8
Change in fair value of derivative instruments	(1.9)	4.1
LIFO	10.1	6.9
Other non-recurring and non-cash expenses(1)	3.3	2.8

Adjusted EBITDA(2)	$59.6	$48.5

(1)	Other non-recurring and non-cash expenses include transaction-related expenses, equity-based compensation and other items added back to net income pursuant to our debt agreements.

(2)	Adjusted EBITDA excludes the impact of our LIFO costing methodology, which resulted in an increase in cost of sales of $10 million in the first quarter of 2011 and an increase in cost of sales of $7 million in the first quarter of 2010. Such impact would be included in similar calculations for purposes of the indenture governing the exchange notes.

Three Months Ended March 31, 2011 Compared to the Three Months Ended December 31, 2010

For the three months ended March 31, 2011, we generated sales of $991.8 million and Adjusted EBITDA of $59.6 million and had a net loss of $1.1 million. For the three months ended December 31, 2010, we generated sales of $1,034.9 million and Adjusted EBITDA of $56.7 million and had a net loss of $13.5 million.

	Three Months Ended
	March 31,	December 31,
	2011	2010	$ Change	% Change

Sales:
North America	$932.4	$976.0	$(43.6)	(4.5)%
International	59.4	58.9	0.5	0.8%

Consolidated	$991.8	$1,034.9	$(43.1)	(4.2)%

Gross Margin:
North America	$129.3	$118.0	$11.3	9.6%
International	17.7	16.4	1.3	7.9%

Consolidated	$147.0	$134.4	$12.6	9.4%

Selling, general and administrative expenses:
North America	$98.7	$95.9	$2.8	2.9%
International	16.1	18.6	(2.5)	(13.4)%

Consolidated	$114.8	$114.5	$0.3	0.3%

	Three Months Ended
	March 31,	December 31,
	2011	2010	$ Change	% Change

Operating income (loss):
North America	$30.6	$20.8	$9.8	47.1%
International	1.6	(0.9)	2.5	277.8%

Consolidated	32.2	19.9	12.3	61.8%
Interest expense	33.5	34.9	(1.4)	(4.0)%
Other expense, net	(0.5)	0.1	(0.6)	(600.0)%
Income tax (benefit)	(0.7)	(1.4)	0.7	50.0%

Net (loss)	$(1.1)	$(13.5)	$12.3	91.9%

Adjusted Gross Margin	$173.5	$169.4	$4.1	2.4%

Adjusted EBITDA	$59.6	$56.7	$2.9	5.1%

Sales.  Sales include the revenue recognized from the sales of the products we distribute and services to customers and freight billings to customers, less cash discounts taken by customers in return for their early payment of our invoices to them. Our sales were $991.8 million for the three months ended March 31, 2011, as compared to $1,034.9 million for the three months ended December 31, 2010. The 4% sequential reduction in sales is typical of mild seasonality experienced during the winter months.

Gross Margin.  Our gross margin was $147.0 million (14.8% of sales) for the three months ended March 31, 2011, as compared to $134.4 million (13.0% of sales) for the three months ended December 31, 2010. The $12.6 million increase in gross margin is largely attributable to a $7.7 million reduction in cost of sales resulting from our LIFO method of accounting for inventories. The balance of the increase is the result of improved market conditions offset by the 4% sequential reduction in sales noted above.

Adjusted Gross Margin.  Our Adjusted Gross Margin was $173.5 million (17.5% of sales) for the three months ended March 31, 2011, as compared to $169.4 million (16.3% of sales) for the three months ended December 31, 2010. The Adjusted Gross Margin increase of $4.1 million is due to improved gross margin percentage, offset by the overall reduction in sales noted above.

The following table reconciles Adjusted Gross Margin to gross margin (in millions):

	Three Months Ended
	March 31,	December 31,
	2011	2010

Gross margin	$147.0	$134.5
Depreciation and amortization	4.0	4.2
Amortization of intangibles	12.4	12.9
LIFO	10.1	17.8

Adjusted Gross Margin	$173.5	$169.4

Selling, General and Administrative Expenses.  Costs, such as salaries, wages, employee benefits, rent, utilities, communications, insurance, fuel and taxes (other than state and federal income taxes) that are necessary to operate our branch and corporate operations, are included in selling, general and administrative expenses. Also contained in this category are certain items that are nonoperational in nature, including certain costs of acquiring and integrating other businesses. Our selling, general and administrative expenses were $114.8 million for the three months ended March 31, 2011, as compared to $114.5 million for the three months ended December 31, 2010. Selling, general and administrative expenses were 11.6% of sales for the three months ended March 31, 2011, as compared to 11.1% for the three months ended December 31, 2010.

Operating Income.  Operating income was $32.2 million for the three months ended March 31, 2011, as compared to operating income of $19.9 million for the three months ended December 31, 2010, an increase of $12.3 million.

Interest Expense.  Our interest expense was $33.5 million for the three months ended March 31, 2011, as compared to $34.9 million for the three months ended December 31, 2010.

Other Income (Expense).  We use derivative instruments to help manage our exposure to interest rate risks and certain foreign currency risks. The change in the fair market value of our derivatives resulted in increases to earnings of $1.9 million and $1.8 million during the three months ended March 31, 2011 and December 31, 2010.

Income Tax (Benefit).  Our income tax benefit was $0.7 million for the three months ended March 31, 2011, as compared to $1.4 million for the three months ended December 31, 2010. Our effective tax rate was 37.9% for the three months ended March 31, 2011 and 9.3% for the three months ended December 31, 2010. The rates differ from the federal statutory rate of 35% principally as a result of the impact of differing foreign income tax rates, in addition to the establishment of a valuation allowance related to certain foreign net operating loss carryforwards in the fourth quarter 2010.

Net (Loss).  Our net loss was $1.1 million for the three months ended March 31, 2011, as compared to a $13.5 million net loss for the three months ended December 31, 2010, an improvement of $12.3 million.

Adjusted EBITDA.  Adjusted EBITDA (as calculated for purposes of the indenture governing the exchange notes) was $59.6 million for the three months ended March 31, 2011, as compared to $56.7 million for the three months ended December 31, 2010. Our Adjusted EBITDA increased quarter over quarter as a result of the slightly higher Adjusted Gross Margin.

The following table reconciles Adjusted EBITDA with our net (loss) income, as derived from our financial statements (in millions):

	Three Months Ended
	March 31,	December 31,
	2011	2010

Net (loss)	$(1.1)	$(13.5)
Income tax (benefit)	(0.7)	(1.4)
Interest expense	33.5	34.9
Depreciation and amortization	4.0	4.4
Amortization of intangibles	12.4	12.9
Change in fair value of derivative instruments	(1.9)	(1.8)
Other non-recurring and non-cash expenses(1)	3.3	3.4
LIFO	10.1	17.8

Adjusted EBITDA(2)	$59.6	$56.7

(1)	Other non-recurring and non-cash expenses include transaction-related expenses, equity-based compensation and other items added back to net income pursuant to our debt agreements.

(2)	Adjusted EBITDA excludes the impact of our LIFO costing methodology, which resulted in an increase in cost of sales of $10 million in the first quarter of 2011 and an increase in cost of sales of $18 million in the fourth quarter of 2010. Such impact would be included for similar calculations computed for purposes of the indenture governing the exchange notes.

Results of Operations for the years ended December 31, 2010, 2009 and 2008

Our operating results by segment are as follows (in millions). The results for the year ended December 31, 2009 include the results of MRC Transmark (which comprises a majority of our International segment) for the two months after the business combination on October 30, 2009.

	Year Ended
	December 31,	December 31,	December 31,
	2010	2009	2008

Sales:
North America	$3,589.9	$3,610.1	$5,255.2
International	255.6	51.8	—

Consolidated	$3,845.5	$3,661.9	$5,255.2

Operating Income (Loss):
North America	$59.9	$(250.5)	$500.0
International	10.4	3.8	—

Consolidated	$70.3	$(246.7)	$500.0

The following table shows key industry indicators for the years ended December 31, 2010, 2009 and 2008:

	Year Ended
	December 31,	December 31,	December 31,
	2010	2009	2008

Average Total Rig Count(1):
United States	1,546	1,089	1,879
Canada	351	221	381

Total North America	1,897	1,310	2,260
International	1,094	997	1,079

Total Worldwide	2,991	2,307	3,339

Average Natural Gas Rig Count(1)
United States	943	801	1,491
Canada	148	120	220

Total North America	1,091	921	1,711

Average Commodity Prices(2)
Natural gas ($/Mcf)	$4.16	$3.66	$7.98
WTI crude oil (per barrel)	$79.39	$61.95	$99.67
Brent crude oil (per barrel)	$79.50	$61.74	$96.94
Well Permits(3)
United States	1,260	989	1,682

(1)	Source — Baker Hughes (www.bakerhughes.com)

(2)	Source — Department of Energy, Energy Information Administration (www.eia.gov)

(3)	Source — RigData

The breakdown of our sales by end market for the years ended December 31, 2010, 2009 and 2008 was as follows:

	Year Ended December 31,
	2010	2009	2008

Upstream	45%	44%	45%
Midstream	23%	24%	22%
Downstream and other industrials	32%	32%	33%

	100%	100%	100%

As a percentage of sales, our upstream activity increased slightly, approximating 45% of our sales during 2010, compared to 44% of our sales during 2009. North America natural gas rig counts, which account for approximately 58% of the total North America rig count activity, increased approximately 18% on a year-over-year basis. We saw an improvement of approximately 7% in our North America upstream sales from 2009 to 2010, due to an increase in our MRO activity, as well as higher OCTG volumes, although OCTG prices remained relatively stable in the second half of 2010. Internationally, our upstream activity decreased due to significant reductions in E&P spending in the North Sea.

As a percentage of sales, our midstream activity, including pipelines, well tie-ins and natural gas utilities, remained relatively consistent, to 23% of sales during 2010 from 24% of sales during 2009. Our gathering and transmission pipeline sales increased approximately 6% in 2010, primarily in the Haynesville and Marcellus shale plays. Our natural gas utilities MRO activity declined 11%, offsetting the increase in our gathering and transmission pipeline sales. Additionally, the proportion of our end market revenues shifted slightly to the upstream and downstream markets with the acquisition of Transmark in October 2009.

As a percentage of sales, our downstream and other industrials sales were relatively stable year-over-year at 32% of sales. Despite some recent improvement, U.S. refineries continue to be challenged by tight margins and overseas production capacity additions. Although U.S. refinery utilization improved in 2010 from a low point of 77% at the end of January to a high point of 91% at the end of July, utilization has declined to 88% at the end of December. In North America, customers continue to delay certain project work, as they seek to preserve capital and delay capital and other expenditures until 2011 or later. Our sales to the chemicals and the general industrials markets continued to improve in line with the general economy during 2010, increasing 24% year over-year. Our International segment, operated through MRC Transmark, has a greater focus on oil and a lesser focus on natural gas as compared to our North American segment. Our downstream activity in Europe declined, as we have seen slowdowns in capital expenditure projects in the refining sector of Europe, due to shrinking refining margins and capital investment constraints. In Asia and Australasia, activity has decreased due to reductions in our customers’ capital spending programs.

Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

For the years ended December 31, 2010 and 2009, the following table summarizes our results of operations (in millions):

	Year Ended December 31,
	2010	2009	$ Change	% Change

Sales:
North America	$3,589.9	$3,610.1	$(20.2)		<1%
International	255.6	51.8	203.8		393%

Consolidated	$3,845.5	$3,661.9	$183.6		5%

Gross margin:
North America	$442.6	$534.1	$(91.5)	(17.1)$
International	75.4	13.9	61.5		442.4%

Consolidated	$518.1	$548.0	$(29.9)		(5.5)%

Selling, general and administrative expenses:
North America	$382.8	$397.9	$(15.1)		(4)%
International	65.0	10.7	54.3		507%

Consolidated	$447.8	$408.6	$39.2		10%

Goodwill and intangibles impairment charge:
North America	$—	$386.1	$(386.1)		(100)%
International	—	—	—		—

Consolidated	$—	$386.1	$(386.1)		(100)%

Operating income (loss):
North America	$59.9	$(250.5)	$310.4		124%
International	10.4	3.8	6.6		174%

Consolidated	$70.3	(246.7)	$317.0		128%
Interest expense	(139.6)	(116.5)	23.1		20%
Other, net	(5.9)	8.4	(14.3)		(170)%
Income tax benefit (expense)	23.4	15.0	8.4		56%

Net (loss)	$(51.8)	$(339.8)	$288.0		85%

Adjusted Gross Margin	663.2	493.5	169.7		34.4%
Adjusted EBITDA	$224.2	$218.5	$5.7		3%

Sales.  Our sales were $3.85 billion for the year ended December 31, 2010, as compared to the $3.66 billion for the year ended December 31, 2009, an increase of 5%.

Although our North American sales were down slightly year-over-year, we started to see signs of an improving economy beginning in the fourth quarter of 2009. The previous year’s results included the carryover effect from high average capital and other expenditures during 2008, which was evident in our strong results though the first four months of 2009. As the economic environment in which we operate improved, including the year-over-year growth in rig counts and commodity prices, our sales have followed. The fourth quarter of 2010 represented our fifth consecutive quarter of revenue growth. During the year ended December 31, 2010, the U.S. Gross Domestic Product (“GDP”) expanded by 2.9%, compared with a 2.6% contraction during the year ended December 31, 2009.

Internationally, the inclusion of a full year’s results of Transmark, as compared to only two months in 2009 following its acquisition on October 31, 2009, drove the overall increase we experienced in sales. However, our business environment weakened in 2010 due to reduced capital and other expenditures and project delays by our customers, especially in our downstream end market.

Sales of energy carbon steel tubular products accounted for approximately 38% and 40% of our total sales for the years ended December 31, 2010 and 2009. The change in sales of our energy carbon steel tubular products from 2009 to 2010 can be attributed to an approximate 22% increase in sales volumes, offset by an approximate 11% decrease in price. Substantially all of our energy carbon steel tubular products are sold in North America. Our valves, fittings, flanges and other products are not as susceptible to significant price fluctuations and pricing was largely consistent with 2009 levels.

We operate in many foreign countries and are subject to foreign currency rate fluctuations. Approximately 20% of our 2010 revenues were generated in domiciles outside of the United States, compared to 12% in 2009 (principally as a result of the acquisition of Transmark at the end of October 2009).

Gross Margin.  Our North American gross margin decreased to $443 million (12.3% of sales) in 2010, from $534 million (14.8% of sales) in 2009. During the year ended December 31, 2010, we recognized $75 million in increased cost of sales related to our use of the last in-first-out (“LIFO”) method of accounting for inventory costs, compared to a $116 million decrease in cost of sales for the year ended December 31, 2009. Also, during the year ended December 31, 2009, we recognized a $46 million inventory write-down; there was no significant inventory write-down during the year ended December 31, 2010. In addition, we continue to work through higher cost inventory, from the carryover effect of 2008. Although a majority of the inventory was worked through in 2009, and to a lesser extent in 2010, some small amounts remain. These factors resulted in a reduction in our gross margins from 2009 to 2010.

Internationally, our margin remained strong, increasing to 34.0% of sales in 2010 from 31.7% of sales in 2009.

Certain purchasing costs and warehousing activities (including receiving, inspection, and stocking costs), as well as general warehousing expenses, are included in selling, general and administrative expenses and not in cost of sales. As such, our gross profit may not be comparable to others who may include these expenses as a component of costs of goods sold. Purchasing and warehousing activities costs approximated $25.5 million and $24.4 million for the years ended December 31, 2010 and 2009.

Adjusted Gross Margin.  Our Adjusted Gross Margin was $663 million (or 17.2% of sales) for the year ended December 31, 2010, as compared to $494 million (or 13.5% of sales) for the year ended December 31, 2009.

The following table reconciles Adjusted Gross Margin to gross margin (in millions):

	Year Ended December 31,
	2010	2009

Gross margin	$518.1	$548.0
Depreciation and amortization	16.6	14.5
Amortization of intangibles	53.9	46.6
LIFO	74.6	(115.6)

Adjusted Gross Margin	$663.2	$493.5

Selling, General and Administrative (“SG&A”) Expenses.  Our selling, general and administrative expenses were $448 million (or 11.6% of sales) for the year ended December 31, 2010, as compared to $409 million (or 11.2% of sales) for the year ended December 31, 2009. This increase is attributable to our International operations where SG&A expenses increased $54 million as the result of the inclusion of a full year of expenses of Transmark as compared to only two months of activity in 2009 following its October 31, 2009 acquisition. Our North American SG&A expenses as a percentage of sales decreased to 10.7% from 11.0%, as we implemented various cost savings initiatives, including reducing employee headcount by 2%, to right size our operations in light of the economic environment we faced. With our International business softening, we are currently evaluating similar cost savings initiatives for our International segment for 2011.

Goodwill and Intangibles Impairment Charge.  During 2009, our earnings progressively decreased due to the reductions in our customers’ expenditure programs caused by the global economic recession, reductions in oil and natural gas commodity prices and other factors. These reductions resulted in reduced demand for our products and lower sales prices/margins, which altered our view of our marketplace. Consequently, we revised certain long-term projections for our business, which in turn impacted its estimated fair value. We concluded that the carrying value of our North American goodwill and our indefinite lived trade names exceeded their fair value resulting in a non-cash goodwill and intangibles impairment charge in the amount of $386 million during the year ended December 31, 2009. There was no such goodwill and intangibles impairment charge recorded during the year ended December 31, 2010.

Operating Income (Loss).  Operating income was $70 million for the year ended December 31, 2010, as compared to an operating loss of $247 million for the year ended December 31, 2009, an improvement of $317 million. The results of 2009 were negatively impacted by the $386 million non-cash goodwill and intangibles impairment charge, as well as the $46 million non-cash inventory write-down. Excluding these non-cash items, operating income declined by $116 million principally as a result of reduced gross margins from North American operations.

Interest Expense.  Our interest expense was $140 million for the year ended December 31, 2010, as compared to $117 million for the year ended December 31, 2009. The increase was due to a higher weighted-average interest rate, including the impact of our interest rate swap agreements and various commitment fees, which increased to 8.5% during 2010 from 6.6% in 2009. The issuance of our 9.50% senior secured notes in December 2009 and February 2010 had the impact of increasing the interest rate that we pay on $1.05 billion of debt by approximately 250 basis points. Also, in connection with the amendment to our principal revolving credit facility, the interest rate and commitment fees on such facility increased by approximately 200 basis points and 12.5 basis points, respectively.

Other Income (Expense).  We use derivative instruments to help manage our exposure to interest rate risks and certain foreign currency risks. The change in the fair market value of our derivatives reduced earnings by $5 million for the year ended December 31, 2010 and increased earnings by $9 million for the year ended December 31, 2009.

Income Tax Benefit (Expense).  Our income tax benefit was $23 million for the year ended December 31, 2010, as compared to income tax benefit of $15 million for the year ended December 31, 2009. Our effective tax rates were 31.1% for the year ended December 31, 2010 and 4.2% for the year ended December 31, 2009. The 2010 rate differs from the federal statutory rate of 35% principally as a result of the impact of differing foreign income tax rates, which included the establishment of a valuation allowance related to certain foreign net operating loss carryforwards. The 2009 rate differs from the federal statutory rate primarily as a result of our nondeductible goodwill impairment charge.

Net (Loss).  Our net loss was $52 million for the year ended December 31, 2010 as compared to $340 million for the year ended December 31, 2009, an improvement of $288 million, primarily as a result of the non-cash $386 million goodwill and intangibles impairment charge and $46 million non-cash inventory write down. Excluding these non-cash items and their related income tax effects, net loss was lower by $99 million principally as a result of reduced gross margins from North American operations recorded in 2009.

Adjusted EBITDA.  Adjusted EBITDA was $224 million for the year ended December 31, 2010, as compared to $219 million for the year ended December 31, 2009.

The following table reconciles Adjusted EBITDA with our net income (loss), as derived from our financial statements (in millions):

	Year Ended December 31,
	2010	2009

Net (loss)	$(51.8)	$(339.8)
Income tax (benefit) expense	(23.4)	(15.0)
Interest expense	139.6	116.5
Depreciation and amortization	16.6	14.5
Amortization of intangibles	53.9	46.6
Inventory write-down	0.4	46.5
Change in fair value of derivative instruments	4.9	(8.9)
Goodwill impairment charge	—	386.1
MRC Transmark pre-acquisition contribution	—	38.5
Gain on early extinguishment of debt	—	(1.3)
Other non-recurring and non-cash expenses(1)	9.4	50.4
LIFO	74.6	(115.6)

Adjusted EBITDA(2)	$224.2	$218.5

(1)	Other non-recurring and non-cash expenses include transaction related expenses, equity based compensation and other items added back to net income pursuant to our debt agreements.

(2)	Adjusted EBITDA excludes the impact of our LIFO costing methodology, which resulted in an increase in cost of sales of $75 million in 2010 and a decrease in cost of sales of $116 million in 2009. Such impact would be included for similar calculations computed for purposes of the indenture governing the exchange notes.

Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

For the years ended December 31, 2009 and 2008, the following table summarizes our results of operations (in millions):

	Year Ended December 31,
	2009	2008	$ Change	% Change

Sales:
North America	$3,610.1	$5,255.2	$(1,645.1)	(31)%
International	51.8	—	51.8	—

Consolidated	$3,661.9	$5,255.2	$(1,593.3)	(30)%

Gross margin:
North America	$534.1	$982.1	$(448.0)	(46)%
International	13.9	—	13.9	—

Consolidated	$548.0	$982.1	$(434.1)	(44)%

Selling, general and administrative expenses:
North America	$397.9	$482.1	$(84.2)	(17)%
International	10.7	—	10.7	—

Consolidated	$408.6	$482.1	$(73.5)	(15)%

	Year Ended December 31,
	2009	2008	$ Change	% Change

Goodwill and intangibles impairment charge:
North America	$386.1	$—	$386.1	—
International	—	—	—	—

Consolidated	$386.1	$—	$386.1	100%

Operating income (loss):
North America	$(250.5)	$500.0	$750.5	(150)%
International	3.8	—	3.8	—

Consolidated	(246.7)	500.0	746.7	(149)%
Interest expense	(116.5)	(84.5)	(32.0)	38%
Other, net	8.4	(8.7)	17.1	197%
Income tax benefit (expense)	15.0	(153.3)	168.3	(110)%

Net (loss)	$339.8	$253.5	$(593.3)	(234)%

Adjusted Gross Margin	493.5	1,164.0	(670.5)	(57.6)%
Adjusted EBITDA	$218.5	$744.4	$(525.9)	(71)%

Sales.  Our sales were $3.66 billion for the year ended December 31, 2009, as compared to $5.26 billion for the year ended December 31, 2008.

Our North American sales decreased approximately $1.6 billion (31%), primarily due to reduced operating expenses and capital and other expenditures by our customers. Although our strong 2008 results carried over into the first four months of 2009, our results suffered from the global economic slowdown. Both the average rig counts in North America and commodity prices substantially fell, as the U.S. Gross Domestic Product contracted by 2.6% in 2009, compared to being virtually flat for the 2008 year.

Internationally, sales for 2009 totaled $52 million following our October 2009 acquisition of Transmark. We did not operate an International segment prior to this acquisition.

Gross Margin.  Our North American gross margin decreased to $534 million (14.8% of sales) from $982 million (18.7% of sales). During the year ended December 31, 2009, we recognized a $116 million decrease in our cost of sales related to our use of the LIFO method of accounting for inventory costs, compared to a $126 million increase in cost of sales for the year ended December 31, 2008. Excluding the impact of LIFO, North American gross margin declined to 11.6% from 21.1%. This decline reflected a difficult operating environment that included the global recession, major spending cuts by our customers and significant deflation in pricing for a significant portion of our products.

We perform an internal analysis of our inventory on a quarterly basis, comparing the carrying value of our inventory to the estimated market value of the inventory. As a result of this analysis, we recognized a $46 million inventory write-down; there was no such inventory write-down during the year ended December 31, 2008.

Certain purchasing costs and warehousing activities (including receiving, inspection, and stocking costs), as well as general warehousing expenses, are included in selling, general and administrative expenses and not in cost of sales. As such, our gross profit may not be comparable to others who may include these expenses as a component of costs of goods sold. Purchasing and warehousing activities costs approximated $24.4 million and $20.3 million for the years ended December 31, 2009 and 2008.

Adjusted Gross Margin.  Our Adjusted Gross Margin was $494 million (or 13.5% of sales) for the year ended December 31, 2009, as compared to $1,164 million (or 22.1% of sales) for the year ended December 31, 2008.

The following table reconciles Adjusted Gross Margin to gross margin (in millions):

	Year Ended December 31,
	2009	2008

Gross margin	$548.0	$982.1
Depreciation and amortization	14.5	11.3
Amortization of intangibles	46.6	44.4
LIFO	(115.6)	126.2

Adjusted Gross Margin	$493.5	$1,164.0

Selling, General and Administrative (“SG&A”) Expenses.  Our selling, general and administrative expenses were $409 million (or 11% of sales) for the year ended December 31, 2009, as compared to $482 million (or 9% of sales) for the year ended December 31, 2008. Our North American SG&A expenses decreased 17%, due to a decrease in personnel costs and an overall effort to reduce our expenses due to a reduction in our sales volumes. As part of our cost savings initiatives, we reduced our North American headcount by approximately 18%.

Goodwill and Intangibles Impairment Charge.  During 2009, our earnings progressively decreased due to the reductions in our customers’ expenditure programs caused by the global economic recession, reductions in oil and natural gas commodity prices and other factors. These reductions resulted in reduced demand for our products and lower sales prices/margins, which altered our view of our marketplace. Consequently, we revised certain long-term projections for our business, which in turn impacted its estimated fair value. We concluded that the carrying value of our North American goodwill and our indefinite lived trade names exceeded their fair value resulting in a non-cash goodwill and intangibles impairment charge in the amount of $386 million during the year ended December 31, 2009. There was no such goodwill and intangibles impairment charge recorded during the year ended December 31, 2008.

Operating (Loss) Income.  Including the impact of the $386 million goodwill and intangibles impairment charge, $46 million write down and reduced North American gross margins noted above, our operating loss was $247 million for the year ended December 31, 2009, as compared to operating income of $500 million for the year ended December 31, 2008.

Interest Expense.  Our interest expense was $117 million for the year ended December 31, 2009, as compared to $85 million for the year ended December 31, 2008. The increase of $32 million was due to an increase in the average debt balances during the year. The increase in the average debt balances was due to: (i) debt assumed in conjunction with the LaBarge acquisition (October 2008), (ii) debt incurred for working capital expansion during the first quarter of 2009, (iii) debt incurred for the May 2008 dividend recapitalization transaction, and (iv) debt assumed in conjunction with the Transmark acquisition (October 2009). Also, as a result of the 2009 de-designation and termination of our $700 million interest rate swap agreement, we recorded $12 million and $16 million, respectively, to interest expense. Our weighted average interest rates increased slightly to 6.6% from 6.5%.

Other Income (Expense).  We recorded a net gain on early extinguishment of debt of $1 million for the year ended December 31, 2009. We purchased and retired $10 million of junior term loan facility debt in March 2009, resulting in a gain on early extinguishment of debt of $6 million ($4 million, net of deferred income taxes). We purchased and retired $25 million of junior term loan facility debt in April 2009, resulting in a gain of $10 million ($6 million, net of deferred income taxes). We used the proceeds from the sale of the notes issued in December 2009 to pay off our term loan facility and our junior term loan facility. In connection with these payoffs, we wrote off approximately $14 million of unamortized debt issue costs that pertained to those facilities. We had no such extinguishments of debt during the year ended December 31, 2008.

We use derivative instruments to help manage our exposure to interest rate risks and certain foreign currency risks. The change in the fair market value of our derivatives increased our earnings by $9 million for the year ended December 31, 2009 and reduced our earnings by $6 million for the year ended December 31, 2008.

Income Tax Benefit (Expense).  Our income tax benefit was $15 million for the year ended December 31, 2009, as compared to income tax expense of $153 million for the year ended December 31, 2008. Our effective tax rates were (4.2%) and 37.7% for the years ended December 31, 2009 and 2008, respectively. Excluding the impact of our goodwill and intangible impairment charge, our effective tax rate for the year ended December 31, 2009 would have been 47.8%. These rates differ from the federal statutory rate of 35% principally as a result of our goodwill and intangibles impairment charge and state income taxes.

Net (Loss).  Our net loss was $340 million for the year ended December 31, 2009 as compared to net income of $253 million for the year ended December 31, 2008. Excluding the impact of MRC Transmark ($4 million), net income decreased $589 million as a result of the items noted above, including, in particular, the $386 million goodwill and intangibles impairment charge.

Adjusted EBITDA.  Adjusted EBITDA was $219 million for the year ended December 31, 2009, as compared to $744 million for the year ended December 31, 2008.

The following table reconciles Adjusted EBITDA with our net (loss) income, as derived from our financial statements (in millions):

	Year Ended December 31,
	2009	2008

Net (loss) income	$(339.8)	$253.5
Income tax (benefit) expense	(15.0)	153.2
Interest expense	116.5	84.5
Depreciation and amortization	14.5	11.3
Amortization of intangibles	46.6	44.4
Inventory write-down	46.5	—
Change in fair value of derivative instruments	(8.9)	6.2
Goodwill and intangible impairment charge	386.1	—
MRC Transmark pre-acquisition contribution	38.5	—
Gain on early extinguishment of debt	(1.3)	—
Other non-recurring and non-cash expenses(1)	50.4	65.1
LIFO	(115.6)	126.2

Adjusted EBITDA(2)	$218.5	$744.4

(1)	Other non-recurring and non-cash expenses include transaction related expenses, equity based compensation and other items added back to net income pursuant to our debt agreements.

(2)	Adjusted EBITDA excludes the impact of our LIFO costing methodology, which resulted in an decrease in cost of sales of $116 million in 2009 and an increase in cost of sales of $126 million in 2008. Such impact would be included for similar calculations computed for purposes of the indenture governing the exchange notes.

Financial Condition and Cash Flows

Financial Condition

The following table sets forth selected balance sheet data for the periods indicated below (in millions):

	March 31,	December 31,	December 31,
	2011	2010	2009

Inventory	$783.6	$765.4	$871.7
Working capital	848.2	842.6	930.2
Long-term debt, including current portion	1,333.0	1,360.2	1,452.6

Starting in 2010, we have been emphasizing a shift in our sales to higher gross margin products. Typically, oil country tubular goods (within our energy carbon steel tubular product portfolio) has generated the lowest gross margin. In alignment with this shift in emphasis, we have been re-balancing our inventories. At the end of 2010, our energy carbon steel tubular products constituted approximately 45% of our inventory balance, down from 56% at the end of 2009. Conversely, our oilfield and natural gas distribution products, which typically generate a higher gross margin, comprised 55% of our inventory at the end of 2010, up from 44% at the end of 2009.

Our working capital decreased 9% from 2009 to 2010, as reduction in inventories was offset by volume related increases in accounts receivable and accounts payable, resulting in a $92 million reduction in long-term borrowings from 2009 to 2010. We closely monitor our working capital position to ensure that we have the appropriate flexibility for our operations.

Cash Flows

The following table sets forth our cash flows for the periods indicated below (in millions):

	Three Months Ended
	March 31,		December 31,	Year Ended December 31,
	2011	2010	2010	2010	2009	2008

Net cash provided by (used in):
Operating activities	$5.8	$6.4	$84.4	$112.5	$505.5	$(137.4)
Investing activities	11.9	(4.4)	1.7	(16.2)	(66.9)	(314.2)
Financing activities	(30.8)	(23.8)	(85.8)	(97.9)	(393.9)	452.0

Net (decrease) increase in cash and cash equivalents	$(13.1)	$(21.8)	$0.3	$(1.6)	$44.7	$0.4

Effect of foreign exchange rate on cash	$(1.0)	$—	$1.4	$1.7	$(0.6)	$1.7

Operating Activities

Net cash provided by operating activities was $5.8 million for the three months ended March 31, 2011, compared to $6.4 million net cash provided for the three months ended March 31, 2010 and $84.4 million net cash provided for the three months ended December 31, 2010. Net cash provided by operations was provided primarily from business operations, offset by changes in our working capital.

Net cash provided by operating activities decreased by $393 million to $113 million for the year ended December 31, 2010, primarily from operations. Net cash provided by operations increased $643 million from 2008 to 2009, primarily from changes in our working capital, most notably inventory, as we implemented our Inventory Reduction Plan in response to changing market conditions. This provided $367 million of cash in 2009 as compared to using $462 million in 2008.

Investing Activities

Net cash provided by investing activities was $11.9 million for the three months ended March 31, 2011, compared to $4.4 million used for the three months ended March 31, 2010 and $1.7 million net cash provided for the three months ended December 31, 2010. Our net capital expenditures were down slightly, 0.2% of sales during the first three months of 2011, compared to 0.4% of sales during the first three months of 2010 and 0.2% for the fourth quarter of 2010. The $16.3 million increase in cash provided by investing activities is primarily due to the proceeds from the sale of our measurement business and reduced capital expenditures in the first quarter of 2011.

Net cash used in investing activities decreased by $51 million to $16 million for the year ended December 31, 2010. In each year, our net cash used primarily related to our acquisition activity. In 2010, $12 million was used to acquire South Texas and Dresser. In 2009, $56 million was used to acquire Transmark. In 2008, $299 million was used for three transactions: (1) acquisition of LaBarge Pipe & Steel Company ($152 million), (2) purchase of the remaining 49% interest in Midfield Supply ULC ($132 million), and (3) carryover from the Red Man Pipe & Supply Co. acquisition ($15 million).

Our capital expenditures, net, are typically approximately 0.3% of our sales for any given year.

Financing Activities

Net cash used in financing activities was $30.8 million for the three months ended March 31, 2011, compared to $23.8 million used for the three months ended March 31, 2010.

Net cash provided by (used in) financing activities decreased by $296 million to $98 million for the year ended December 31, 2010. The decrease represents our discipline in managing our working capital and paying down our indebtedness. The decrease from 2008 to 2009 reflected our efforts to reduce our working capital, primarily inventories, the proceeds of which were used to reduce our outstanding debt balances. During 2009, we substantially reduced the balance of our indebtedness. Excluding the impact of the Transmark acquisition and costs associated with the notes, our debt is down from its peak in February 2009 to its low point in April 2010 by approximately $580 million. As a result of this reduction, we reduced the balance of our revolving credit facilities by approximately $343 million during 2009. Also, in conjunction with the various amendments to our credit facilities and the issuance of the notes, we paid $27 million in debt issuance costs, which will be amortized over the life of the respective facility. During 2008, we increased the balance on our revolving credit facilities to support the growth of our business, both for acquisitions and for working capital. In 2008, we received proceeds of $897 million, partially offset by our dividend recapitalization of $475 million to our shareholders.

Liquidity and Capital Resources

Our primary sources of liquidity consist of cash generated from our operating activities, existing cash balances and borrowings under our existing revolving credit facilities. Our ability to generate sufficient cash flows from our operating activities will continue to be primarily dependent on our sales of products and services to our customers at margins sufficient to cover our fixed and variable expenses. As of March 31, 2011 and December 31, 2010, we had cash and cash equivalents of $42 million and $56 million, respectively. As of March 31, 2011 and December 31, 2010, $35 million and $51 million of our cash and cash equivalents was maintained in the accounts of our various foreign subsidiaries and, if such amounts were transferred among countries or repatriated to the U.S., such amounts may be subject to additional tax liabilities, which would be recognized in our financial statements in the period during which such decision was made. Our intent is to permanently reinvest the cash held by our foreign subsidiaries and there are currently no plans that require the repatriation of such amounts to fund our U.S. operations.

Our credit facilities currently consist of an asset-based revolving credit facility with a $900 million U.S. component and a CDN$150 million component available to our Canadian subsidiary and a credit facility of our principal international subsidiary. We maintain these facilities primarily to finance our working capital, as well as pursue certain mergers and acquisitions. As of March 31, 2011, we had $487 million available under our then existing credit facilities, which represented approximately a $12 million increase from December 31, 2010. As of March 31, 2011, on an as adjusted basis after giving effect to our entry into our new asset-based revolving credit facility and the repayment of our previous asset-based revolving credit facility, the Midfield revolving credit facility and the Midfield term loan facility, or the Refinancing, we would have had $536 million available under our credit facilities. As noted above, our ability to transfer funds among countries could be hampered by additional tax liabilities imposed as a result of these transfers. We anticipate that we will incur a one-time non-cash charge to expense of approximately $10 million for certain capitalized fees relating to our previous facilities.

We also have $1.05 billion of 9.50% senior secured notes due December 15, 2016 (the “notes”) outstanding. In December 2009, we issued $1.0 billion of notes and applied the net proceeds to pay all the outstanding borrowings under our $575 million term loan facility and our $450 million junior term loan facility. In February 2010, we issued an additional $50 million of notes and applied the net proceeds to repay amounts outstanding under our U.S. revolving credit facility.

Our credit ratings are below “investment grade” and as such could impact both our ability to raise new funds as well as the interest rates on our future borrowings. Our ability to incur additional debt is restricted by our existing obligations. We were in compliance with the covenants contained in the indenture governing the notes and various credit facilities as of and during the three months ended March 31, 2011.

We believe our sources of liquidity will be sufficient to satisfy the anticipated cash requirements associated with our existing operations for at least the next twelve months. However, our future cash requirements could be higher than we currently expect as a result of various factors. Additionally, our ability to generate sufficient cash from our operating activities depends on our future performance, which is subject to general economic, political, financial, competitive and other factors beyond our control. Our business may not generate sufficient cash flow from operations, and future borrowings may not be available to us under our credit facilities in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may seek to sell assets to fund our liquidity needs but may not be able to do so.

Contractual Obligations, Commitments and Contingencies

Contractual Obligations

The following table summarizes our minimum payment obligations as of December 31, 2010 relating to long-term debt, interest payments, capital leases, operating leases, purchase obligations and other long-term liabilities for the periods indicated (in millions):

	Total	2011	2012 to 2013	2014 to 2015	After 2015

Long-term debt	$1,360.2	$—	$332.3	$—	$1,027.9
Interest payments(1)	625.4	110.8	219.5	199.5	95.6
Interest rate swap	12.0	9.5	2.5	—	—
Capital leases	8.6	1.2	2.4	1.8	3.2
Operating leases	90.9	27.6	38.7	19.0	5.6
Purchase obligations(2)	349.9	349.9	—	—	—
Other long-term liabilities	17.8	—	—	—	17.8

Total	$2,464.8	$499.0	$595.4	$220.3	$1,150.1

(1)	Interest payments are based on interest rates in effect at December 31, 2010 and assume contractual amortization payments.

(2)	Purchase obligations reflect our commitments to purchase PVF products in the ordinary course of business. While our vendors often allow us to cancel these purchase orders without penalty, in certain cases cancellations may subject to cancellation fees or penalties, depending on the terms of the contract.

We historically have been an acquisitive company. We expect to fund future acquisitions primarily with cash flows from (i) borrowings, either the unused portion of our facilities or new debt issuances, (ii) cash provided by operations, and/or (iii) may also issue additional equity in connection with such acquisitions.

Description of Our Indebtedness

Revolving Credit Facility

On June 14, 2011, McJunkin Red Man Corporation (the “Company”) and certain of its subsidiaries entered into an ABL credit facility with Bank of America, N.A., as agent and a lender, or the Agent, and other lenders from time to time parties thereto, or the ABL Credit Facility. The ABL Credit Facility consists of (1) a U.S. tranche, or the U.S. Tranche, under which the Company and certain U.S. subsidiaries of the Company, or the U.S. Borrowers, may from time to time make borrowings in U.S. Dollars up to a maximum amount of the lesser of the U.S. Borrowing Base (as defined below) and $900 million, or the Total U.S. Commitment, and (2) a Canadian tranche, or the Canadian Tranche, under which Midfield Supply ULC, a wholly-owned Canadian subsidiary of the Company, or Midfield, may from time to time make borrowings in Canadian Dollars of up to a maximum amount of the lesser of its Canadian Borrowing Base (as defined below) and CDN$150 million, or the Total Canadian Commitment. Up to $80 million of the U.S. Tranche may be used for letters of credit and up to $75 million may be used for swingline loans. Up to CDN$20 million of the Canadian Tranche may be used for letters of credit and up to CDN$25 million may be used for swingline loans. The ABL Credit Facility matures on June 14, 2016.

From time to time and subject to certain conditions, the Company will have the power to designate other Canadian subsidiaries as borrowers under the ABL Credit Facility, or, together with Midfield, the Canadian Borrowers. Each Canadian Borrower will be permitted to make borrowings under the Canadian Tranche in Canadian Dollars of up to the maximum amount of the lesser of its Canadian Borrowing Base (calculated separately from the Canadian Borrowing Bases of the other Canadian Borrowers) and the Total Canadian Commitment (less the borrowings of any other Canadian Borrowers). Subject to certain conditions, the Total U.S. Commitment and the Total Canadian Commitment may be increased from time to time up to an amount which, in the aggregate for all such increases, does not exceed $250 million.

Borrowing Bases.  The “U.S. Borrowing Base” will be equal to the sum of:

•	the book value of eligible accounts of the U.S. Borrowers; plus

•	the lesser of (i) 70% of the net book value of eligible inventory (adding back the LIFO reserve calculated in accordance with GAAP) of the U.S. Borrowers and (ii) net orderly liquidation value of eligible inventory (net of current monthly shrinkage reserve calculated in accordance with GAAP and valued at cost) of the U.S. Borrowers multiplied by the advance rate of 85%; minus

•	certain reserves.

Each “Canadian Borrowing Base” will be equal to the sum of:

•	the book value of eligible accounts of the applicable Canadian Borrower; plus

•	the lesser of (i) 70% of the net book value of eligible inventory (adding back the LIFO reserve calculated in accordance with GAAP) of the applicable Canadian Borrower and (ii) net orderly liquidation value of eligible inventory (net of current monthly shrinkage reserve calculated in accordance with GAAP and valued at cost) of the applicable Canadian Borrower multiplied by the advance rate of 85%; minus

•	certain reserves.

Guarantees and Security.  Obligations under the U.S. Tranche will be guaranteed by the U.S. Borrowers. Obligations under the Canadian Tranche will be guaranteed by the U.S. Borrowers and the Canadian Borrowers.

Obligations under the U.S. Tranche will be secured, subject to certain exceptions, by a first-priority security interest in the accounts and inventory of the U.S. Borrowers. Obligations under the Canadian Tranche will be secured, subject to certain exceptions, by (1) a first-priority security interest in the accounts and inventory of the U.S. Borrowers and the Canadian Borrowers and (2) a pledge of indebtedness owing to the Canadian Borrowers and capital stock of their wholly-owned subsidiaries. The security interest in accounts and inventory of the U.S. Borrowers ranks prior to the security interest in this collateral, which secures the notes (as defined below).

Interest Rate and Fees.  Borrowings under the U.S. Tranche will bear interest at a rate per annum equal to, at the Borrower’s option, either (a) the adjusted LIBOR rate plus an applicable margin or (b) a U.S. base rate plus an applicable margin. Borrowings under the Canadian Tranche will bear interest at a rate per annum equal to, at the Borrower’s option, either (a) the adjusted Canadian BA Rate plus an applicable margin, (b) a Canadian base rate plus an applicable margin or (c) a Canadian prime rate plus an applicable margin. The applicable margin will initially be 2.00% for LIBOR and Canadian BA Rate borrowings and 1.00% for U.S. base rate, Canadian base rate and Canadian prime rate borrowings, in each case subject to a 0.25% step-up or step-down based on a consolidated fixed charge coverage ratio as of the end of the most recent fiscal quarter. The applicable margin for U.S. base rate, Canadian base rate and Canadian prime rate borrowings will be 100 basis points lower than the applicable margin for LIBOR and Canadian BA Rate borrowings.

In addition to paying interest on outstanding principal under the ABL Credit Facility, the Borrowers will be required to pay a commitment fee in respect of unutilized commitments thereunder, which will be equal to 0.375% per annum.

Voluntary Prepayments.  The Borrowers will be permitted to voluntarily prepay the principal of any advance at any time in whole or in part.

Restrictive Covenants and Other Matters.  The ABL Credit Facility will require the Company and its restricted subsidiaries, on a consolidated basis, to maintain a fixed charge coverage ratio (defined as the ratio of EBITDA to the sum of cash interest, principal payments on indebtedness, unfinanced capital expenditures and accrued income taxes) of at least 1.0 to 1.0 when excess availability is less than or equal to the greater of (a) 10% of the total commitments under the ABL Credit Facility and (b) $75 million.

The ABL Credit Facility also contains restrictive covenants (in each case, subject to exclusions) that limit, among other things, the ability of the Borrowers and their restricted subsidiaries to: (1) create, incur, assume, or suffer to exist, any liens; (2) create, incur, assume or permit to exist, directly or indirectly, any additional indebtedness; (3) consolidate, merge, amalgamate, liquidate, wind up, or dissolve themselves; (4) convey, sell, lease, license, assign, transfer or otherwise dispose of the Borrowers’ or their restricted subsidiaries’ assets; (5) make certain restricted payments; (6) make certain investments; (7) amend or otherwise alter the terms of documents related to certain subordinated indebtedness; (8) enter into transactions with affiliates; and (9) prepay certain subordinated indebtedness. The facility also contains other customary restrictive covenants. The covenants are subject to various baskets and materiality thresholds, with many restrictions on the repayment of subordinated indebtedness, restricted payments and investments not being applicable when the Borrowers’ excess availability exceeds a certain threshold. The restriction on incurring unsecured indebtedness is not applicable when the Borrowers’ and their restricted subsidiaries’ total debt to EBITDA ratio is less than or equal to 5.5:1.0 and the restriction on incurring secured indebtedness is not applicable when, among other things, the Borrowers’ and their restricted subsidiaries’ secured debt to EBITDA ratio is less than or equal to 5.0:1.0.

The ABL Credit Facility contains certain customary representations and warranties, affirmative covenants and events of default, including, among other things, payment defaults, breach of representations and warranties, covenant defaults, cross-defaults to certain indebtedness, certain events of bankruptcy, certain events under ERISA, judgment defaults, actual or asserted failure of any material guaranty or security document supporting the ABL Credit Facility to be in force and effect and change of control. If such an event of default occurs, the Agent under the ABL Credit Facility shall be entitled to take various actions, including the acceleration of amounts due under the ABL Credit Facility, the termination of all revolver commitments and all other actions permitted to be taken by a secured creditor.

Notes

On December 21, 2009, McJunkin Red Man Corporation issued $1.0 billion of 9.50% senior secured notes due December 15, 2016 (the “notes”). The proceeds of the offering of the notes were used to pay all the outstanding borrowings under the Term Loan Facility and the Junior Term Loan Facility. McJunkin Red Man Corporation issued an additional $50 million of notes on February 11, 2010.

The notes mature on December 15, 2016. Interest accrues at 9.50% per annum and is payable semi-annually in arrears on June 15 and December 15, commencing on June 15, 2010. The notes are guaranteed on a senior secured basis by McJunkin Red Man Holding Corporation and all of the current and future wholly owned domestic subsidiaries of McJunkin Red Man Corporation (other than certain excluded subsidiaries) and any of McJunkin Red Man Corporation’s future restricted subsidiaries that guarantee any indebtedness of McJunkin Red Man Corporation or any subsidiary guarantor, including the Revolving Credit Facility (the “Subsidiary Guarantors”).

Redemption and Repurchase.  At any time prior to December 15, 2012 and subject to certain conditions, the Issuer may, on any one or more occasions, redeem up to 35% of the aggregate principal amount of notes issued under the indenture governing the notes (the “Indenture”) at a redemption price of 109.50%, plus accrued and unpaid interest, with the cash proceeds of certain qualifying equity offerings. Additionally, at any time prior to December 15, 2012, the Issuer may, on any one or more occasions, redeem all or a part of the notes at a redemption price equal to 100%, plus any accrued and unpaid interest, and plus a make-whole premium. On or after December 15, 2012, the Issuer may redeem all or a part of the notes upon not less than 15 nor more than 60 days’

notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest:

Year	Percentage

2012	107.125%
2013	104.750%
2014	102.375%
2015 and thereafter	100.000%

Upon the occurrence of a change of control, the Issuer will be required to make an offer to repurchase each holder’s notes at a repurchase price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase.

Covenants.  The Indenture contains covenants that limit the ability of McJunkin Red Man Corporation and its restricted subsidiaries to, among other things, incur additional indebtedness, issue certain preferred stock or disqualified capital stock, create liens, pay dividends or make other restricted payments, make certain payments on debt that is subordinated or secured on a basis junior to the notes, make investments, sell assets, create restrictions on the payment of dividends or other amounts to McJunkin Red Man Corporation from restricted subsidiaries, consolidate, merge, sell or otherwise dispose of all or substantially all of McJunkin Red Man Corporation’s assets, enter into transactions with affiliates, and designate subsidiaries as unrestricted subsidiaries.

Collateral.  The notes and the guarantees by the Subsidiary Guarantors are secured on a senior basis (subject to permitted prior liens), together with any other notes issued under the Indenture or other debt that is secured equally and ratably with the notes, subject to certain conditions (“Priority Lien Obligations”), equally and ratably by security interests granted to the collateral trustee in all Notes Priority Collateral (as such term is defined in the Indenture) from time to time owned by McJunkin Red Man Corporation or the Subsidiary Guarantors. The guarantee of McJunkin Red Man Holding Corporation of the notes is not secured. The Notes Priority Collateral generally comprises substantially all of McJunkin Red Man Corporation’s and the Subsidiary Guarantors’ tangible and intangible assets, other than specified excluded assets.

The notes and the guarantees by the Subsidiary Guarantors are also secured on a junior basis (subject to the lien to secure the Revolving Credit Facility and other permitted prior liens) by security interests granted to the collateral trustee in all ABL Priority Collateral (as such term is defined in the Indenture) from time to time owned by McJunkin Red Man Corporation or the Subsidiary Guarantors. Subject to certain exceptions, the ABL Priority Collateral generally comprises substantially all of McJunkin Red Man Corporation’s and the Subsidiary Guarantors’ accounts receivable, inventory, general intangibles and other assets relating to the foregoing, deposit and securities accounts, and proceeds and products of the foregoing, other than specified excluded assets. Assets owned by the Issuer’s non-guarantor subsidiaries and by McJunkin Red Man Holding Corporation are not part of the collateral securing the notes or the Revolving Credit Facility.

Transmark Facility

Transmark Fcx Group B.V. and its subsidiaries are parties to a credit facility with HSBC Bank PLC, dated September 17, 2010 (the “Transmark Facility”), which consists of a €60 million (USD$80 million) revolving credit facility, with a €20 million (USD$27 million) sublimit on letters of credit. At March 31, 2011, USD$23 million was outstanding on the revolving credit facility, and USD$51 million was available under the facility and the weighted average interest rate on borrowings was 2.57%.

The facility will be reduced by €10 million (USD$13 million) over its term, as follows: €0.5 million (USD$0.7 million) per quarter starting in the fourth quarter of 2010 through the third quarter of 2012, and then by €1.5 million (USD$2.0 million) per quarter, starting in the fourth quarter of 2012 through the third quarter of 2013.

The facility bears interest at LIBOR or, in relation to any loan in Euros, EURIBOR, plus an applicable margin. The margin is calculated according to the following table:

Leverage Ratio	Margin

Less than or equal to 0.75:1	1.50%
Greater than 0.75:1, but less than or equal to 1.00:1	1.75%
Greater than 1.00:1, but less than or equal to 1.50:1	2.00%
Greater than 1.50:1, but less than or equal to 2.00:1	2.25%
Greater than 2.00:1	2.50%

The facility is secured by substantially all of the assets of MRC Transmark and its wholly owned subsidiaries.

The facility also requires MRC Transmark to maintain: (i) an interest coverage ratio not less than 3.50:1 and (ii) a leverage ratio not to exceed 2.50:1. We were in compliance with these covenants as of and for the three months ended March 31, 2011.

Other Commitments

In the normal course of business with customers, vendors and others, we are contingently liable for performance under standby letters of credit and bid, performance and surety bonds. We were contingently liable for approximately $15.1 million of standby letters of credit, trade guarantees given by bankers and bid, performance and surety bonds at March 31, 2011. Management does not expect any material amounts to be drawn on these instruments.

Legal Proceedings

We are involved in various legal proceedings and claims, both as a plaintiff and a defendant, which arise in the ordinary course of business. These legal proceedings include claims where we are named as a defendant in lawsuits brought against a large number of entities by individuals seeking damages for injuries allegedly caused by certain products containing asbestos. As of March 31, 2011, we are a defendant in lawsuits involving approximately 945 such claims. Each claim involves allegations of exposure to asbestos-containing materials by a single individual or an individual, his or her spouse and/or family members. The complaints typically name many other defendants. In a majority of these lawsuits, little or no information is known regarding the nature of the plaintiff’s alleged injuries or their connection with the products distributed by us. Through March 31, 2011, lawsuits involving over 11,750 claims have been brought against us. No asbestos lawsuit has resulted in a judgment against us to date, with the majority being settled, dismissed or otherwise resolved. In total, since the first asbestos claim brought against us through December 31, 2010, approximately $1.2 million has been paid to asbestos claimants in connection with settlements of claims against us without regard to insurance recoveries. Of this amount, approximately $1.0 million has been paid to settle claims alleging mesothelioma, $0.2 million for claims alleging lung cancer and $0.1 million for non-malignant claims. The following chart summarizes, for each year since 2006, the approximate number of pending claims, new claims, settled claims, dismissed claims, and approximate total settlement payments, average settlement amount and total defense costs:

						Average
					Settlement	Settlement	Defense
	Claims Pending	Claims	Claims	Claims	Payments	Amount	Costs
	at End of Period	Filed	Settled	Dismissed	$	$	$

Fiscal year ended December 31, 2006	812	28	6	11	75,000	12,500	179,791
Fiscal year ended December 31, 2007	825	23	3	7	72,500	24,167	218,900
Fiscal year ended December 31, 2008	846	43	16	6	295,500	18,469	336,497
Fiscal year ended December 31, 2009	905	81	12	10	193,500	16,125	463,213
Fiscal year ended December 31, 2010	948	89	28	18	481,000	17,179	604,565

As the table above shows, there was an increase in the number of claims filed during the fiscal years ending December 31, 2009 and December 31, 2010. We believe that this increase is due to a recent increase in the marketing efforts by personal injury law firms in West Virginia and Pennsylvania. Although we do not know whether this is a trend that will continue in the near term, in the long term, we anticipate that asbestos-related litigation against us will decrease as the incidence of asbestos-related disease in the general U.S. population decreases.

We annually conduct analyses of our asbestos-related litigation in order to estimate the adequacy of the reserve for pending and probable asbestos-related claims. These analyses consist of separately estimating our reserve with respect to pending claims (both those scheduled for trial and those for which a trial date had not been scheduled), mass filings (including lawsuits brought in West Virginia each involving many — in some cases over a hundred — plaintiffs, which include little information regarding the nature of each plaintiff’s claim and historically have rarely resulted in any payments to plaintiff) and probable future claims. A key element of the analysis is categorizing our claims by the type of disease alleged by the plaintiffs and developing “benchmark” estimated settlement values for each claim category based on our historical settlement experience. These estimated settlement values are applied to each of our pending individual claims. With respect to pending claims where the disease type is unknown, the outcome is projected based on the historic ratio of disease types among filed claims (or “disease mix”) and dismissal rate. The reserve with respect to mass filings is estimated by determining the number of individual plaintiffs included in the mass filings likely to have claims resulting in settlements based on our historical experience with mass filings. Finally, probable claims expected to be asserted against us over the next fifteen years are estimated based on public health estimates of future incidences of certain asbestos-related diseases in the general U.S. population. Estimated settlement values are applied to those projected claims. Our annual assessment, dated September 30, 2010, projected that our payments to asbestos claimants over the next fifteen years are estimated to range from $5 million to $10 million. Given these estimates and existing insurance coverage that historically has been available to cover substantial portions of our past payments to claimants and defense costs, we believe that our current accruals and associated estimates relating to pending and probable asbestos-related litigation likely to be asserted over the next fifteen years are currently adequate. Our belief that our accruals and associated estimates are currently adequate, however, relies on a number of significant assumptions, including:

•	That our future settlement payments, disease mix and dismissal rates will be materially consistent with historic experience;

•	That future incidences of asbestos-related diseases in the U.S. will be materially consistent with current public health estimates;

•	That the rates at which future asbestos-related mesothelioma incidences result in compensable claims filings against us will be materially consistent with its historic experience;

•	That insurance recoveries for settlement payments and defense costs will be materially consistent with historic experience;

•	That legal standards (and the interpretation of these standards) applicable to asbestos litigation will not change in material respects;

•	That there are no materially negative developments in the claims pending against us; and

•	That key co-defendants in current and future claims remain solvent.

If any of these assumptions prove to be materially different in light of future developments, liabilities related to asbestos-related litigation may be materially different than amounts accrued and/or estimated. Further, while we anticipate that additional claims will be filed in the future, we are unable to predict with any certainty the number, timing and magnitude of such future claims.

Also, there is a possibility that resolution of certain legal contingencies for which there are no liabilities recorded could result in a loss. Management is not able to estimate the amount of such loss, if any. However, in our opinion, the ultimate resolution of all pending matters is not expected to have a material effect on our financial position, although it is possible that such resolutions could have a material adverse impact on results of operations in the period of resolution. Further, given the relatively small amounts we have paid in recent periods and our expectations regarding future required payments, we do not believe that the ultimate resolution of these matters for any period will have a material impact on our liquidity in any period on either a short term or long term basis.

Off-Balance Sheet Arrangements

We do not have any material “off-balance sheet arrangements” as such term is defined within the rules and regulations of the SEC.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles. In order to apply these principles, management must make judgments and assumptions and develop estimates based on the best available information at the time. Actual results may differ based on the accuracy of the information utilized and subsequent events. Our accounting policies are described in the notes to our audited and unaudited financial statements included elsewhere in this prospectus. These critical accounting policies could materially affect the amounts recorded in our financial statements. We believe the following describes significant judgments and estimates used in the preparation of our consolidated financial statements:

Allowance for Doubtful Accounts:  We evaluate the adequacy of the allowance for losses on receivables based upon periodic evaluation of accounts that may have a higher credit risk using information available about the customer and other relevant data. This formal analysis is inherently subjective and requires us to make significant estimates of factors affecting doubtful accounts, including customer-specific information, current economic conditions, volume, growth and composition of the account, and other factors such as financial statements, news reports and published credit ratings. The amount of the allowance for the remainder of the trade balance is not evaluated individually, but is based upon historical loss experience, adjusted for current economic conditions. Because this process is subjective and based on estimates, ultimate losses may differ materially from those estimates. During 2010, we reduced our allowance for doubtful accounts by approximately $2 million, as the economic conditions in which we, and our customers, operate improved. At March 31, 2011 and December 31, 2010 and 2009, the allowance for doubtful accounts was $4.3 million, $4.5 million and $8.8 million, or 0.7%, 0.7% and 1.7% of gross accounts receivable, respectively.

Inventories:  Our inventories are generally valued at the lower of cost (principally using the last-in, first-out method (“LIFO”)) or market. We record an estimate each quarter, if necessary, for the expected annual effect of inflation and estimated year-end inventory volume. These estimates are adjusted to actual results determined at year-end. This practice excludes certain inventories, which are held outside of the U.S., totaling $154.7 million and $140.0 million at March 31, 2011 and December 31, 2010, respectively, which were valued at the lower of weighted-average cost or market.

Under the LIFO inventory valuation method, changes in the cost of inventory are recognized in cost of sales in the current period even though these costs may have been incurred at significantly different values. Since the company values most of its inventory using the LIFO inventory costing methodology, a rise in inventory costs has a negative effect on operating results, while, conversely, a fall in inventory costs results in a benefit to operating results. In a period of rising prices, cost of sales recognized under LIFO is generally higher than the cash costs incurred to acquire the inventory sold. Conversely, in a period of declining prices, costs of sales recognized under LIFO are generally lower than cash costs of the inventory sold.

The LIFO inventory valuation methodology is not utilized by many of the companies with which we compete, including foreign competitors. As such, our results of operations may not be comparable to those of our competitors during periods of volatile material costs due, in part, to the differences between the LIFO inventory valuation method and other acceptable inventory valuation methods.

During 2008, in addition to an increase in sales volumes, we experienced inflation in the cost of our products of approximately 21% on a weighted average basis. The increase in our tubular products was even more significant, with 2008 inflation of approximately 28%. In 2009, this trend reversed, with our overall product mix experiencing 15% deflation, with tubular products deflating approximately 20%. As a result of lengthening lead times from our manufacturers during mid to late 2008, we continued to receive inventory during the fourth quarter and into the first quarter of 2009 that was ordered to support the greater demand during mid to late 2008. The resulting inventory overstock, coupled with the deflation we experienced, resulted in the cost of our inventory balance being above market value. As a result of our lower-of-cost-or-market assessment, we recorded a $46.5 million write-down of our inventory during the year ended December 31, 2009. There were no significant write-downs during the year ended December 31, 2010.

Impairment of Long-Lived Assets:  Our long-lived assets consist primarily of amortizable intangible assets, which comprise approximately 21% of our total assets. These assets are recorded at fair value at the date of acquisition and are amortized over their estimated useful lives. We make significant judgments and estimates in both calculating the fair value of these assets, as well as determining their estimated useful lives.

The carrying value of these assets is subject to an impairment test when events or circumstances indicate a possible impairment. When events or circumstances indicate a possible impairment, we assess recoverability from future operations using an undiscounted cash flow analysis, derived from the lowest appropriate asset group. If the carrying value exceeds the undiscounted cash flows, we would recognize an impairment charge to the extent that the carrying value exceeds the fair value, which is determined based on a discounted cash flow analysis. During 2009, as the key factors affecting our business declined and our profitability progressively declined throughout the year, we determined that an impairment indicator existed and performed an impairment test on our long-lived assets. This test required us to make forecasts of our future operating results, the extent and timing of future cash flows, working capital, profitability and growth trends. We performed our impairment test as of October 27, 2009 which did not result in an impairment charge. During 2010, no indicators of impairment existed. No indications of impairment were present at March 31, 2011. While we believe our assumptions and estimates are reasonable, the actual results may differ materially from the projected results.

Goodwill and Other Indefinite-Lived Intangible Assets:  Our goodwill and other indefinite-lived intangible assets comprise approximately 27% of our total assets as of March 31, 2011. Goodwill is tested for impairment annually or more frequently if circumstances indicate that impairment may exist. Prior to the acquisition of Transmark, which closed on October 30, 2009, we had only one reporting unit. Following the Transmark acquisition, we began evaluating goodwill for impairment at two reporting units that mirror our two operating segments (North America and International). Within each reporting unit, we have elected to aggregate the component countries and regions into a single reporting unit based on their similar economic characteristics, products, customers, suppliers, methods of distribution and the manner in which we operate each segment. We perform our annual tests for indications of goodwill impairment as of the end of October of each year, updating on an interim basis should indications of impairment exist.

The goodwill impairment test compares the carrying value of the reporting unit that has the goodwill with the estimated fair value of that reporting unit. If the carrying value is more than the estimated fair value, the second step is performed, whereby we calculate the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets of the reporting unit from the estimated fair value of the reporting unit. Impairment losses are recognized to the extent that recorded goodwill exceeds implied goodwill. Our impairment methodology uses discounted cash flow and multiples of cash earnings valuation techniques, plus valuation comparisons to similar businesses. These valuation methods require us to make certain assumptions and estimates regarding future operating results, the extent and timing of future cash flows, working capital, sales prices, profitability, discount rates and growth trends. As a result of our impairment test, we recognized a $309.9 million pre-tax impairment charge during the year ended December 31, 2009. No such impairment charges were recognized during the year ended December 31, 2010 as the estimated fair value of each of our two reporting units substantially exceeded their carrying values. While we believe that such assumptions and estimates are reasonable, the actual results may differ materially from the projected results.

Intangible assets with indefinite useful lives are tested for impairment annually or more frequently if circumstances indicate that impairment may exist. This test compares the carrying value of the indefinite-lived intangible assets with their estimated fair value. If the carrying value is more than the estimated fair value, impairment losses are recognized in amount equal to the excess of the carrying value over the estimated fair value. Our impairment methodology uses discounted cash flow and estimated royalty rate valuation techniques. These valuation methods require us to make certain assumptions and estimates regarding future operating results, sales prices, discount rates and growth trends. As a result of our impairment test, we recognized a $76.2 million pre-tax impairment charge during the year ended December 31, 2009. No such impairment charges were recognized during the year ended December 31, 2010, as the estimated fair value of our indefinite-lived intangible assets substantially exceeded their carrying value. No indications of impairment were present at March 31, 2011. While we believe that such assumptions and estimates are reasonable, the actual results may differ materially from the projected results.

Income Taxes:  Our tax provision is based upon our expected taxable income and statutory rates in effect in each country in which we operate. This provision involves the interpretation of the respective tax laws in each country in which we operate, as well as significant judgments regarding future events, such as the amount, timing and character of income, deductions and tax credits. Changes in tax laws, regulations and our profitability in each respective country could impact our tax liability for any given year. Deferred tax assets and liabilities are recorded for differences between the financial reporting and tax bases of assets and liabilities using the tax rate expected to be in effect when the taxes will actually be paid or refunds received. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. Each reporting period, we assess the likelihood that we will be able to recover our deferred tax assets. If recovery is not likely, we record a valuation allowance against the deferred tax assets that we believe will not be recoverable. The ultimate recovery of our deferred tax assets is dependent on various factors and is subject to change. The benefit of an uncertain tax position that meets the “probable recognition threshold” is recognized in the financial statements. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized.

Recently Issued Accounting Standards

In October 2009, the Financial Accounting Standards Board (“FASB”) issued an amendment to ASC 605, Revenue Recognition, related to the accounting for revenue in arrangements with multiple deliverables including how the arrangement consideration is allocated among delivered and undelivered items of the arrangement. Among the amendments, this standard eliminated the use of the residual method for allocating arrangement considerations and requires an entity to allocate the overall consideration to each deliverable based on an estimated selling price of each individual deliverable in the arrangement in the absence of having vendor-specific objective evidence or other third-party evidence of fair value of the undelivered items. This standard also provides further guidance on how to determine a separate unit of accounting in a multiple-deliverable revenue arrangement and expands the disclosure requirements about the judgments made in applying the estimated selling price method and how those judgments affect the timing or amount of revenue recognition. This standard will become effective on January 1, 2011. We do not expect that the adoption of this standard will have a material impact on our consolidated financial statements.

In January 2010, FASB issued Accounting Standards Update (“ASU”) No. 2010-06, Improving Disclosures about Fair Value Measurements, an amendment to ASC Topic 820, Fair Value Measurement and Disclosures. This amendment will require us to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and describe the reasons for the transfers and present separate information for Level 3 activity pertaining to gross purchases, sales, issuances and settlements. This amendment is effective for reporting periods beginning after December 31, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Our adoption of this amendment, pertaining to the Level 1 and Level 2 disclosures, on January 1, 2010 did not have a material impact on our consolidated financial statements. We do not believe that the Level 3 amendment disclosures will have a material impact on our consolidated financial statements.

In February 2010, FASB issued ASU No. 2010-09, Amendments to Certain Recognition and Disclosure Requirements, an amendment to ASC Topic 855, Subsequent Events, that removed the requirements for SEC registrants to disclose the date through which subsequent events were evaluated. There were no changes to the accounting for or disclosure of events that occur after the balance sheet date but before the financial statements are issued. Our adoption of this amendment on January 1, 2010 did not have a material impact on our consolidated financial statements.

In July 2010, FASB issued ASU No. 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, which amended ASC Topic 310, Receivables. This amendment enhances the disclosure requirements regarding the nature of credit risk inherent in our portfolio of accounts receivable, how that risk is assessed in arriving at our allowance for doubtful accounts and the changes and reasons for those changes in the allowance for doubtful accounts. The adoption of this amendment did not have a material impact on our consolidated financial statements.

In December 2010, FASB issued ASU No. 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations, which amended ASC Topic 805, Business Combinations. This ASU amended certain existing and added additional pro forma disclosure requirements. The standard will become effective on January 1, 2011. We do not expect that the adoption of this standard will have a material impact on our consolidation financial statements.

In January 2011, FASB issued ASU No. 2011-01, Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20, an amendment to ASC Topic 310, Receivables. This amendment temporarily delays the effective date of the disclosures about troubled debt restructurings in Update 2010-20 for public entities. The delay is intended to allow FASB time to complete its deliberations on what constitutes a troubled debt restructuring. The effective date of the new disclosures about troubled debt restructurings for public entities and the guidance for determining what constitutes a troubled debt restructuring will then be coordinated. The guidance is anticipated to be effective for interim and annual periods ending after June 15, 2011. We do not believe that ASU No. 2011-01 will have a material impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

As of March 31, 2011, all of our outstanding term and revolving debt, except for the notes, was at floating rates. These facilities prescribe the percentage point spreads from LIBOR, Canadian prime and EURIBOR. Our facilities generally allow us to fix the interest rate, at our option, for a period of 30 to 180 days.

The risk inherent in our market risk sensitive instruments and positions is the potential loss from adverse changes in interest rates. Currently, we manage our interest rate risk through the use of floating interest rate debt facilities and interest rate contracts. As of March 31, 2011, we had 100% of our floating interest rate debt hedged with interest rate contracts. The counterparties to our interest rate swap agreements are major financial institutions.

Foreign Currency Exchange Rates

Our operations outside of the U.S. expose us to foreign currency exchange rate risk, as these transactions are primarily denominated in currencies other than the U.S. dollar, our functional currency. Our exposure to changes in foreign exchange rates is managed primarily through the use of forward foreign exchange contracts. These contracts increase or decrease in value as foreign exchange rates change, to protect the value of the underlying transactions denominated in foreign currencies. All currency contracts are entered into for the sole purpose of hedging existing or anticipated currency exposure; we do not use foreign currency contracts for trading or speculative purposes. The terms of these contracts generally do not exceed one year. We record all changes in the fair market value of forward foreign exchange contracts in income.

Steel Prices

Our business is sensitive to steel prices, which impact substantially all of our products, with steel tubular prices generally having the highest degree of sensitivity. While we cannot predict steel prices, we manage this risk by managing our inventory levels, including maintaining sufficient quantity on hand to meet demand, while reducing the risk of overstocking.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements including, for example, statements about our business strategy, our industry, our future profitability, growth in our various markets and our expectations, beliefs, plans, strategies, objectives, prospects and assumptions. These forward-looking statements are not guarantees of future performance. These statements are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, including the factors described under “Risk Factors”, that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. Such risks and uncertainties include, among other things:

•	risks related to the notes, to the collateral and to high yield securities generally;

•	decreases in oil and natural gas prices;

•	decreases in oil and natural gas industry expenditure levels, which may result from decreased oil and natural gas prices or other factors;

•	increased usage of alternative fuels, which may negatively affect oil and natural gas industry expenditure levels;

•	U.S. and international general economic conditions;

•	our ability to compete successfully with other companies in our industry;

•	the risk that manufacturers of the products we distribute will sell a substantial amount of goods directly to end users in the markets that we serve;

•	unexpected supply shortages;

•	cost increases by our suppliers;

•	our lack of long-term contracts with most of our suppliers;

•	increases in customer, manufacturer and distributor inventory levels;

•	price reductions by suppliers of products sold by us, which could cause the value of our inventory to decline;

•	decreases in steel prices, which could significantly lower our profit;

•	increases in steel prices, which we may be unable to pass along to our customers, which could significantly lower our profit;

•	our lack of long-term contracts with many of our customers and our lack of contracts with customers that require minimum purchase volumes;

•	changes in our customer and product mix;

•	the potential adverse effects associated with integrating Transmark into our business and whether this acquisition will yield its intended benefits;

•	ability to integrate other acquired companies into our business;

•	the success of our acquisition strategies;

•	our significant indebtedness;

•	the dependence on our subsidiaries for cash to meet our debt obligations;

•	changes in our credit profile;

•	a decline in demand for certain of the products we distribute if import restrictions on these products are lifted;

•	environmental, health and safety laws and regulations;

•	the sufficiency of our insurance policies to cover losses, including liabilities arising from litigation;

•	product liability claims against us;

•	pending or future asbestos-related claims against us;

•	the potential loss of key personnel;

•	interruption in the proper functioning of our information systems;

•	loss of third-party transportation providers;

•	potential inability to obtain necessary capital;

•	risks related to hurricanes and other adverse weather events or natural disasters;

•	impairment of our goodwill or other intangible assets;

•	adverse changes in political or economic conditions in the countries in which we operate;

•	exposure to U.S. and international laws and regulations, including the Foreign Corrupt Practices Act and other economic sanction programs;

•	potential increases in costs and distraction of management resulting from the requirements of being a publicly reporting company;

•	risks relating to evaluations of internal controls required by Section 404 of the Sarbanes-Oxley Act; and

•	the limited usefulness of our historic financial statements.

Undue reliance should not be placed on our forward-looking statements. Although forward-looking statements reflect our good faith beliefs, reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, except to the extent required by law.

BUSINESS

General

We are the largest global distributor of pipe, valves and fittings (“PVF”) and related products and services to the energy industry based on sales and hold the leading position in our industry across each of the upstream (exploration, production, and extraction of underground oil and natural gas), midstream (gathering and transmission of oil and natural gas, natural gas utilities, and the storage and distribution of oil and natural gas) and downstream (crude oil refining, petrochemical processing and general industrials) end markets. We currently serve our customers through over 400 global service locations. Our North America segment includes over 180 branches, 6 distribution centers in the U.S. and 1 in Canada, with 13 valve automation service centers and over 180 pipe yards located in the most active oil and natural gas regions in North America. Our International segment includes over 30 branch locations throughout Europe, Asia and Australasia with distribution centers in the United Kingdom and Singapore.

McJunkin Red Man Holding Corporation was incorporated in Delaware on November 20, 2006 and McJunkin Red Man Corporation was incorporated in West Virginia on March 21, 1922 and was reincorporated in Delaware on June 14, 2010. Our principal executive office is located at 2 Houston Center, 909 Fannin, Suite 3100, Houston, Texas 77010. We also have corporate offices located at 835 Hillcrest Drive, Charleston, West Virginia 25311 and 8023 East 63rd Place, Tulsa, Oklahoma 74133. Our telephone number is (877) 294-7574. Our website address is www.mrcpvf.com. Information contained on our website is expressly not incorporated by reference into this prospectus.

Our business is segregated into two operating segments, one consisting of our North American operations and one consisting of our international operations. These segments represent our business of providing PVF and related products and services to the energy and industrial sectors, across each of the upstream, midstream and downstream markets.

Financial information regarding our reportable segments appears in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in Note 13 of the Notes to the Consolidated Financial Statements included in this prospectus.

Our Strengths

Global Market Leader with Worldwide Branch Network and Significant Scale.  We are the leading global distributor of PVF and related products to the energy industry based on sales, with over twice the sales of our nearest competitor in 2010. We have a significant market presence through a global network of over 400 service locations worldwide providing us with substantial economies of scale, global reach and product breadth that we believe makes us a more effective competitor. The benefits of our size and extensive international presence include: (1) the ability to act as a single-source supplier to large, multi-national customers operating across all segments of the global energy industry; (2) the ability to commit significant financial resources to further develop our operating infrastructure, including our information systems, and provide a strong platform for future expansion; (3) volume purchasing benefits from our suppliers; (4) an ability to leverage our extensive global inventory coverage to provide greater overall breadth and depth of product offerings; (5) the ability to attract and retain effective managers and salespeople; and (6) a business model exhibiting a high degree of operating leverage. Our presence and scale have also enabled us to establish an efficient supply chain and logistics platform, allowing us to better serve our customers and further differentiate us from our competitors.

The following chart summarizes our revenue by geography for the three months ended March 31, 2011:

Year Ended
December 31,
2010

United States	78%
Canada	16%
International	6%

100%

(International includes Europe, Asia and Australasia)

High Level of Integration and MRO Contracts with a Blue Chip Customer Base.  We have a diversified customer base with over 10,000 active customers and serve as the sole or primary supplier in all end markets or in specified end markets or geographies for many of our customers. Our top ten customers, with whom we have had relationships for more than 20 years on average, accounted for approximately half of our sales for 2010, and no single customer accounted for more than 5% of sales in either period. We enjoy fully integrated relationships, including interconnected technology systems and daily communication, with many of our customers and we provide an extensive range of integrated and outsourced supply services, allowing us to market a “total transaction cost” concept as opposed to individual product prices. We provide such services as multiple daily deliveries, zone stores management, valve tagging, truck stocking and significant system support for tracking and replenishing inventory, which we believe results in deeply integrated customer relationships. We sell products to many of our customers through multi-year MRO contracts which are typically renegotiated every three to five years. Although there are typically no guaranteed minimum purchase amounts under these contracts, these MRO customers, representing approximately two-thirds of our 2010 sales, provide a relatively stable revenue stream and help mitigate against industry downturns. We believe we have been able to retain customers by ensuring a high level of service and integration. Furthermore, during 2010 we signed several new MRO contracts, including both contracts with new customers that displace competitors and contracts with existing customers that broaden existing customer relationships.

Business and Geographic Diversification in High-Growth Areas.  We are well diversified across the upstream, midstream and downstream operations of the energy industry, as well as through our participation in selected industrial end markets. During the three months ended March 31, 2011, we generated approximately 46% of our sales in the upstream sector, 23% in the midstream sector, and 31% in the downstream, industrial and other energy end markets. This diversification affords us some measure of protection in the event of a downturn in any one end market while providing us the ability to offer a “one stop” solution for our integrated energy customers. In North America, our more than 180 branches are located near major hydrocarbon and refining regions, including rapidly expanding oil and natural gas E&P areas such as the Bakken, Barnett, Fayetteville, Haynesville and Marcellus shales, where MRO expenditures for PVF are typically over five times that of MRO expenditures for PVF in conventional upstream areas. Outside North America, we have a network of over 30 branch locations throughout Europe, Asia and Australasia. Our geographic diversity enhances our ability to quickly respond to customers worldwide, gives us a strong presence in these high growth areas and reduces our exposure to a downturn in any one region.

For the three months ended December 31, 2010, March 31, 2010 and March 31, 2011 and the years ended December 31, 2008, December 31, 2009, and December 31, 2010, the breakdown of our revenue by end market was as follows:

				Three Months Ended
	Year Ended December 31,			December 31,	March 31,
	2008	2009	2010	2010	2010	2011

Upstream	45%	44%	45%	48%	43%	46%
Midstream	22%	24%	22%	23%	21%	23%
Downstream and industrial	33%	32%	33%	29%	36%	31%

	100%	100%	100%	100%	100%	100%

The shift to midstream markets in the year ended December 31, 2009 is a direct result of our acquisition of LaBarge Pipe & Steel Company (“LaBarge”) in October 2008 (the “LaBarge Acquisition”), which increased our presence in the midstream market. Our acquisition of Transmark in October 2009 increased our presence in the downstream and industrial market.

Strategic Supplier Relationships.  We have extensive relationships with our suppliers and have key supplier relationships dating back in certain instances over 60 years. Approximately 39% of our total purchases for the year ended December 31, 2010 were from our top ten suppliers. We believe our customers view us as an industry leader for the formal processes we use to evaluate vendor performance and product quality. We employ individuals, certified by the International Registry of Certificated Auditors, who specialize in conducting manufacturer assessments both domestically and internationally. Our Supplier Registration Process (“SRP”), which allows us to maintain the MRC Approved Supplier List (“MRC ASL”), serves as a significant strategic advantage to us in developing, maintaining and institutionalizing key supplier relationships. For our suppliers, being included on the MRC ASL represents an opportunity for them to increase their product sales to our customers. The SRP also adds value to our customers, as they collaborate with us regarding specific manufacturer performance, our past experiences with products and the results of our on-site supplier assessments. Having a timely, uninterrupted supply of those mission critical products from approved vendors is an essential part of our customers’ day-to-day operations and we work to fulfill that need through our SRP.

An IT Platform Focused on Customer Service.  Our business is supported by our integrated, scalable, customer-linked and highly customized information systems. These systems and our more than 3,600 employees (including Transmark) are linked by a wide area network. We recently combined our North American business operations onto one legacy enterprise server-based sales, inventory & management system (“SIMS”). This enabled real-time access to our business resources, including customer order processing, purchasing and material requests, distribution requirements planning, warehousing and receiving, inventory control and accounting and financial functions. Significant elements of our systems include firm-wide pricing controls resulting in disciplined pricing strategies, advanced scanning and customized bar-coding capabilities allowing for efficient warehousing activities at customer as well as our own locations, and significant levels of customer- specific integrations. We believe that the customized integration of our customers’ systems into our own information systems has increased customer retention by reducing our customers’ expenses, thus creating switching costs when comparing us to alternative sources of supply. Typically, smaller regional and local competitors do not have IT capabilities that are as advanced as ours.

Highly Efficient, Flexible Operating Structure Drives Significant Free Cash Flow Generation.  We place a particular emphasis on practicing financial discipline as evidenced by our strong focus on return on assets, minimal routine capital expenditures and high free cash flow generation. Our disciplined cost control, coupled with our active asset management strategies, result in a business model exhibiting a high degree of operating leverage. As is typical with the flexibility associated with a distribution operating model, our variable cost base includes substantially all of our cost of goods sold and a large portion of our operating costs. Furthermore, our capital expenditures were approximately 0.3% of our sales for the year ended December 31, 2010. This cost structure allows us to adjust to changing industry dynamics and, as a result, during periods of decreased sales activity, we typically generate significant free cash flow as our costs are reduced and working capital contracts. During the year ended December 31, 2010, we generated approximately $101 million of free cash flow, which we define as net cash provided by operations, less capital expenditures.

Experienced and Motivated Management Team.  Our senior management team has an average of approximately 30 years of experience (over 225 years in total) in the oilfield and industrial supply business, the majority of which has been with McJunkin Red Man or its predecessors. Employees own approximately 7% of our company, including approximately 4% that is owned by senior management, either directly or indirectly through their equity interests in PVF Holdings LLC, our indirect parent company. We also seek to incentivize and align management with shareholder interests through equity-linked compensation plans. Furthermore, executive compensation is based on profitability and return-on-investment targets which we believe drives accountability and further aligns the organization with our shareholders.

Our Business Strategy

Our goal is to grow our market position as the largest global distributor of PVF and related products to the energy industry. Our strategy is focused on pursuing growth by increasing organic market share and growing our business with current customers, expanding into new geographies and end markets, increasing recurring revenues through integrated supply, maintenance, repair and operations (“MRO”) and project business, continuing to increase our operational efficiency and making and integrating strategic acquisitions. We also seek to extend our current North American MRO contracts internationally, as well as cross-sell certain products, most notably pipe, flanges, fittings and other products (“PFF”) into MRC Transmark’s existing customer base, branch network and valve-focused platform. We will also look at future complementary PFF distribution acquisitions that would supplement MRC Transmark’s valve leadership position, and we will look at future “bolt-on” acquisitions in North America that broaden our geographic footprint or expand our product offering to our major customers.

Increase Organic Market Share and Grow Business with Current Customers.  We are committed to expanding upon existing deep relationships with our current customer base while at the same time striving to secure new customers. To accomplish this, we are focused on providing a global “one stop” PVF procurement solution across the upstream, midstream and downstream sectors of the energy industry, maximizing cross-selling opportunities by leveraging our extensive product offering and increasing our penetration of existing customers’ new multi-year projects.

The migration of existing customer relationships to sole or primary sourcing arrangements is a core strategic focus. We seek to position ourselves as the sole or primary provider of a broad complement of PVF products and services for a particular customer, often by end market and/or geography, or in certain instances across all of a customer’s global upstream, midstream and downstream operations. Several of our largest customers have recently switched to sole or primary sourcing contracts with us. Additionally, we believe that significant opportunities exist to expand our deep customer and supplier relationships and thereby increase our market share. There is also a significant opportunity to extend our current North American MRO contracts internationally as well as cross-sell certain products, most notably pipe, flanges, fittings and other products, into Transmark’s existing customer base, branch network and valve-focused product platform.

We also aim to increase our penetration of our existing customers’ new projects. For example, while we often provide nearly 100% of the PVF products for certain customers under MRO contracts, increased penetration of those customers’ new downstream and midstream projects remains a strategic priority. Initiatives are in place to deepen relationships with engineering and construction firms and to extend our product offering into certain niches.

Increase Recurring Revenues through Integrated Supply, MRO and Project Contracts.  We have entered into and continue to pursue integrated supply, MRO and project contracts with certain of our customers. Under these arrangements, we are typically the sole or primary source provider of the upstream, midstream, and/or downstream requirements of our customers. In certain instances we are the sole or primary source provider for our customers across all the energy sectors and/or North American geographies within which the customer operates and we will seek to extend these contracts internationally as a result of the Transmark acquisition.

Our customers have, over time, increasingly moved toward centralized PVF procurement management at the corporate level rather than at individual local units. While these developments are partly due to significant consolidation among our customer base, sole or primary sourcing arrangements allow customers to focus on their core operations and provide economic benefits by generating immediate savings for the customer through administrative cost and working capital reductions, while providing for increased volumes, more stable revenue streams and longer term visibility for us. We believe we are well positioned to obtain these arrangements due to our (1) geographically diverse and strategically located global branch network, (2) experience, technical expertise and reputation for premier customer service operating across all segments of the energy industry, (3) breadth of available product lines, value added services and scale in purchasing, and (4) existing deep relationships with customers and suppliers.

We also have both exclusive and non-exclusive MRO contracts and new project contracts in place. Our customers over the long term are increasing their maintenance and capital spending, which is being driven by aging infrastructure, increasing regulatory, safety and environmental requirements, the increased utilization of existing facilities and the decreasing quality of energy feedstocks. Our customers benefit from MRO agreements through lower inventory investment and the reduction of transaction costs associated with the elimination of the bid submission process, and our company benefits from the recurring revenue stream that occurs with an MRO contract in place. We believe there are additional opportunities to utilize MRO arrangements through our “one-stop” PVF solution, both in North America and globally as a result of our Transmark acquisition, for servicing the requirements of our customers and we are actively pursuing such agreements.

We recently significantly enhanced our business development efforts by implementing global account management processes more closely aligned with our customers’ procurement operations at the national and local level in order to continue to grow our business. Our global account management strategy is based on aligning key sales executives as single-point MRC contacts servicing the upstream, midstream and downstream requirements of customer accounts that represent the largest percentage of our revenue. As a result in part of this effort, during 2009 our executive sales force has had success in increasing sales under, and in obtaining new, MRO contracts, and we continue to focus on increasing our MRO business both in North America and globally.

Continued Focus on Operational Efficiency.  We strive for continued operational excellence. Our branch managers, regional management and corporate leadership team continually examine branch profitability, working capital management, and return on managed assets and utilize this information to optimize global, regional and local strategies, reduce operating costs and maximize cash flow generation. As part of this effort, management incentives are centered on achieving adjusted EBITDA and return on assets targets.

In response to the recent downturn in certain of our end markets, our management team has focused on several restructuring initiatives to align our cost structure with the level of business activity. For example, during 2008 and 2009 we streamlined our organization by realigning our eight North American geographic regions into four and merged, converted, reorganized or closed over 47 branches as part of this process. These cost saving initiatives include branch consolidations, supplier rationalizations, regional realignments and reductions in corporate overhead, personnel and profit sharing programs. Several of these cost saving initiatives were put in place as part of the McJunkin Red Man merger integration plan and thus we believe will not need to be reversed once activity returns to more normalized levels.

In order to improve efficiencies and profitability, we work to leverage operational best practices, optimize our vendor relationships, purchasing, and inventory levels, and source inventory internationally when appropriate. As part of this strategy, we have integrated our purchasing functions and believe we have developed strong relationships with vendors that value our international footprint, large sales force and volume purchasing capabilities. Because of this, we are often considered the preferred distribution channel. As we continue to consolidate our vendor relationships, we plan to devote additional resources to assist our customers in identifying products that improve their processes, day-to-day operations and overall operating efficiencies. We believe that offering these value added services maximizes our value to our customers and helps differentiate us from competitors.

Expand into New Geographies and End Markets.  We intend to selectively establish new branches in order to facilitate our expansion into new geographies, and enter end markets where extreme operating environments generate high PVF product replacement rates. We continue to evaluate establishing branches and service and supply centers in select domestic and international regions as well as identifying existing branches for overlap and strategic elimination.

We believe that an attractive opportunity also exists to continue to expand internationally. We continue to actively evaluate opportunities to extend our offering to key international markets, particularly in Asia, the Middle East and South America, and recently expanded our global presence through our acquisition of Transmark. The current installed base of energy infrastructure internationally, including the upstream, midstream and downstream end markets, is significantly larger than in North America, and as a result we believe represents an attractive long term opportunity both for us and our largest customers. In addition, the increased focus, particularly by foreign-owned integrated oil companies that traditionally have not used distributors for their PVF procurement requirements, on efficiency, cost savings, process improvements and core competencies, has also generated potential growth opportunities to add new customers that we will continue to monitor closely.

We also believe opportunities exist for expansion into new and under-penetrated end markets where PVF products are used in specialized, highly corrosive applications. These end markets include pulp and paper, waterworks, food and beverage and other general industrial markets, in addition to other energy end markets such as power generation, solar, liquefied natural gas, coal, nuclear and ethanol. We believe our extensive global branch network, comprehensive PVF product offering, large sales force and reputation for high customer service and technical expertise positions us to participate in the growth in these end markets.

We believe there also remains an opportunity to continue to expand into certain niche and specialty products that complement our current extensive product offering.

Focus on Acquisition Integration.  Since January 2007, we have completed five acquisitions and one major merger that have provided us with additional product, end market or geographic adjacencies and diversification. In addition, prior to the investment in our company by the Goldman Sachs Principal Investment Area in January 2007, we completed 18 acquisitions between 2000 and 2006. As part of these transactions, we believe we have demonstrated a track record of successful acquisition integration, including expediently bringing new systems onto ours, consolidating redundant branches, leveraging operational best practices and generating cost savings in purchasing and administrative functions. Acquisitions, particularly of “tuck-in” family owned competitors, remain an attractive growth opportunity and we believe are a core competency of our company.

Further Penetrate the Canadian Oil Sands, Particularly the Downstream Sector.  The Canadian Oil Sands region and its attendant downstream markets represent long-term growth areas for our company. Improvements in mining and in-situ technology are driving significant long-term investment in the area and, according to the Alberta Energy Resources and Conservation Board, the Canadian Oil Sands contain an ultimately recoverable crude bitumen resource of 315 billion barrels, with established reserves of 170 billion barrels in 2008. Canada has the second largest recoverable crude oil reserves in the world, behind Saudi Arabia. Capital and maintenance investments in the Canadian Oil Sands are expected to experience significant growth due to advancements in recovery and upgrading technologies. According to the Alberta Ministry of Energy, an estimated CDN$91 .0 billion (US$91.0 billion) was invested in Canadian Oil Sands projects from 1999 to 2009. These large facilities require significant ongoing PVF maintenance well in excess of traditional energy infrastructure, given the extremely harsh operating environments and highly corrosive conditions. MRO expenditures for PVF in the Canadian Oil Sands are typically over five times that of MRO expenditures for PVF in traditional downstream environments. According to the Alberta Ministry of Energy, almost CDN$170 billion (US$170 billion) in Canadian Oil Sands-related projects were underway or proposed as of September 2009, which we estimate could generate significant PVF expenditures. However, current uncertainties regarding oil prices and market conditions may postpone some of these projects.

While Midfield has historically focused on the upstream and midstream sectors in Canada, we believe that a significant opportunity exists to penetrate the Canadian Oil Sands and downstream markets which include the upgrader, refinery and petrochemical markets. We are the leading provider of PVF products to the downstream market in the U.S. and believe this sector expertise and existing customer relationships can be utilized by our upstream and midstream Canadian operations to grow our downstream sector presence in this region. We also believe there is a significant opportunity to penetrate the Canadian Oil Sands extraction market involving in-situ recovery methods, including SAGD (steam assisted gravity drainage) and CSS (cyclic steam stimulation) techniques used to extract the bitumen. We utilize a full team overseen by senior management and have made targeted inventory and facility investments in Canada, including a 60,000 square foot distribution center located near Edmonton and a recently opened approximately 16,000 square foot distribution center near Fort McMurray, to address this opportunity. Finally, we also believe that an attractive opportunity exists to more fully penetrate the MRO market in Canada, particularly in Eastern Canada, including refineries, petrochemical facilities, gas utilities and pulp and paper and other general industrial markets. We recently opened a branch in Sarnia, Ontario to target these end markets.

History

McJunkin Corporation (“McJunkin”) was founded in 1921 in Charleston, West Virginia and initially served the local oil and natural gas industry, focusing primarily on the downstream end market. In 1989, McJunkin broadened its upstream end market presence by merging its oil and natural gas division with Appalachian Pipe & Supply Co. to form McJunkin Appalachian Oilfield Supply Company (“McJunkin Appalachian”, which was a subsidiary of McJunkin Corporation, but has since been merged with and into McJunkin Red Man Corporation), which focused primarily on upstream oil and natural gas customers.

In April 2007, we acquired Midway-Tristate Corporation (“Midway”), a regional PVF oilfield distributor, primarily serving the upstream Appalachia and Rockies regions. This extended our leadership position in Appalachia/Marcellus shale region, while adding additional branches in the Rockies.

Red Man Pipe & Supply Co.  (“Red Man”) was founded in 1976 in Tulsa, Oklahoma and began as a distributor to the upstream end market and subsequently expanded into the midstream and downstream end markets. In 2005, Red Man acquired an approximate 51% voting interest in Canadian oilfield distributor Midfield Supply ULC (“Midfield”), giving Red Man a significant presence in the Western Canadian Sedimentary Basin.

In October 2007, McJunkin and Red Man completed a business combination transaction to form the combined company, McJunkin Red Man Corporation. This transformational merger combined leadership positions in the upstream, midstream and downstream end markets, while creating a “one stop” PVF leader across all end markets with full geographic coverage across North America. Red Man has since been merged with and into McJunkin Red Man Corporation.

On July 31, 2008, we acquired the remaining voting and equity interest in Midfield. Also, in October 2008, we acquired LaBarge Pipe & Steel Company (“LaBarge”). LaBarge is engaged in the sale and distribution of carbon steel pipe (predominately large diameter pipe) for use primarily in the North American midstream energy infrastructure market. The acquisition of LaBarge expanded our midstream end market leadership, while adding a new product line in large outside diameter pipe.

On October 30, 2009, we acquired Transmark Fcx Group B.V. (“Transmark”) and as part of the acquisition, we renamed Transmark as MRC Transmark Group B.V. (“MRC Transmark”) MRC Transmark is a leading distributor of valves and flow control products in Europe, Southeast Asia and Australasia. Transmark was formed from a series of acquisitions, the most significant being the acquisition of FCX European and Australasian distribution business in July 2005. The acquisition of Transmark provided geographic expansion internationally, additional downstream diversification and enhanced valve market leadership.

During 2010, we acquired The South Texas Supply Company, Inc. (“South Texas Supply”) and also certain operations and assets from Dresser Oil Tools, Inc. (“Dresser”). With these two acquisitions, we expanded our footprint in the Eagle Ford and Bakken shale regions, expanding our local presence in two of the emerging active shale basins in North America.

Industry

We primarily serve the global oil and natural gas industry, generating approximately 90% of our sales from supplying products and various services to customers throughout the energy industry. Of our total sales, 95% are comprised of PVF and related oilfield supplies. Given the diverse requirements and various factors that drive the growth of the upstream, midstream and downstream end markets, our sales to each end market may vary over time, though the overall strength of the global energy market and the level of our customers’ capital and other expenditures are typically good indicators of our performance. While customer spending improved in 2010 over 2009, as part of the broader global economic recovery, overall oil and natural gas drilling and completion spending still remained at 2006 levels. Over the longer term we expect customer spending to increase due to a variety of global supply and demand fundamentals. Globally, the energy industry has, during the past several years, experienced a number of favorable supply and demand dynamics that have led companies to make substantial investments to expand their physical infrastructure and processing capacities. On the demand side, world energy markets are benefiting from: (i) increased consumption of energy, caused in part by the industrialization of China, India and other non-OECD countries, (ii) continued global energy infrastructure expansion and (iii) increased use of natural gas, as opposed to coal, in power generation. At the same time, energy supply has been generally constrained due to increasing scarcity of natural resources, declining excess capacity of existing energy assets, geopolitical instability, natural and other unforeseen disasters, and more stringent regulatory, safety and environmental standards. These demand and supply dynamics underscore the need for investment in energy infrastructure and the next level of global exploration, extraction, production, transportation, refining and processing of energy inputs. Furthermore, as companies in the energy industry continue to focus on improving operating efficiencies, they have been increasingly looking to outsource their procurement and related administrative functions to distributors such as MRC.

The following table summarizes our revenue by end market for the three months ended December 31, 2010, March 31, 2010 and March 31, 2011 and the years ended December 31, 2010, 2009 and 2008:

				Three Months Ended
	Year Ended December 31,			December 31,	March 31,
	2010	2009	2008	2010	2010	2011

Upstream	45%	44%	45%	48%	43%	46%
Midstream	23%	24%	22%	23%	21%	23%
Downstream and industrial	32%	32%	33%	29%	36%	31%

	100%	100%	100%	100%	100%	100%

Upstream:  Exploration and production (“E&P”) companies, commonly referred to as upstream companies, search for oil and natural gas underground and extract it to the surface. Representative companies include Anadarko, Canadian Natural Resources, Ltd., Chesapeake Energy Corporation, Chevron Corporation, ConocoPhillips Company, EnCana Corporation, Exxon Mobil Corporation, Husky Energy Inc., Marathon and Royal Dutch Shell plc. E&P companies typically purchase oilfield supplies, including carbon steel and other pipe, valves, sucker rods, tools, pumps, production equipment and meters.

Notwithstanding the significant decrease in 2009 and slight increase in 2010, the capital spending budgets of E&P companies have grown over the past decade as tight supply conditions and strong global demand for oil and natural gas have spurred companies to expand their operations.

Oil and Natural Gas Drilling and Completion Spending(1)

In billions	2011E	2010E	2009A	2008A	2007A	2006A

United States	$140.6	$115.7	$83.5	$150.7	$127.6	$117.0
Canada	21.0	17.0	10.0	20.5	17.7	21.1

North America total	$161.6	$132.7	$93.5	$171.2	$145.3	$138.1

International(2)	$38.9	$36.6	$38.4	$39.5	$33.9	$30.1

(1)	Source — Spears & Associates: Drilling and Production Outlook, December 2010

(2)	Includes Europe and the Far East

Rig counts are indicative of activity levels in the upstream end market. The average North American rig count increased at an approximate 4% compound annual growth rate between 2006 and 2008, but, due to the global economic recession that started in late 2008, the average fell by more than 40% in 2009. As the economy recovered, the rig count recovered, increasing by 45% in 2010. Furthermore, more technically sophisticated drilling methods, such as deep and horizontal drilling and the multiple fracturing of hydrocarbon production zones, coupled with higher oil and natural gas prices relative to long term averages, have made E&P in previously underdeveloped areas, such as Appalachia and the Rockies, more economically feasible. As part of this trend, there has been growing commercial interest by our customers in several shale deposit areas in the United States, including the Bakken, Barnett, Fayetteville, Haynesville, Eagle Ford and Marcellus shales, where we have an extensive local presence. During 2010, there was a significant shift towards oil prospects, with an average oil rig count of approximately 39% of the total for 2010, the highest percentage in the United States in the last twenty years. Additionally, we believe improved E&P technologies will allow for more deepwater drilling both offshore in the Gulf of Mexico and offshore in certain international areas, where we maintain a presence. In the Gulf of Mexico, new drilling and safety requirements will have to be met in 2011 before there will be a significant activity increase. In Canada, improvements in mining and in-situ technology are driving increased investment in the Canadian Oil Sands.

Oil and Natural Gas Rig Count

	2010	2009	2008	2007	2006

Average Total Rig Count(1)
United States	1,546	1,089	1,879	1,768	1,649
Canada	351	221	381	344	470

Total North America	1,897	1,310	2,260	2,112	2,119
International	1,094	997	1,079	1,005	925

Total Worldwide	2,991	2,307	3,339	3,117	3,044

Average Natural Gas Rig Count(1)
United States	943	801	1,491	1,466	1,372
Canada	148	120	220	215	361

Total North America	1,091	921	1,711	1,681	1,733

Average Commodity Prices(2)
Natural gas ($/Mcf)	$4.16	$3.66	$7.98	$6.26	$6.40
WTI crude oil (per barrel)	$79.39	$61.95	$99.67	$72.34	$66.05
Brent crude oil (per barrel)	$79.50	$61.74	$96.94	$72.44	$65.16

Well Permit(3)
United States	1,260	989	1,682	1,512	1,514

(1)	Source — Baker Hughes (www.bakerhughes.com)

(2)	Source — Department of Energy, Energy Information Administration (www.eia.gov)

(3)	Source — RigData

Midstream:  The midstream end market of the oil and natural gas industry is comprised of companies that provide gathering, storage, transmission, distribution,and other services related to the movement of oil, natural gas and refined petroleum products from sources of production to demand centers. Representative midstream companies include AGL Resources Inc., Atmos Energy Corporation, Chesapeake Midstream Partners, Consolidated Edison, Inc., DCP Midstream Partners, LP, El Paso Natural Gas Company, Enterprise Products Partners L.P., Kinder Morgan Energy Partners, L.P., Magellan Midstream Partners, L.P., NiSource, Inc., Vectren Energy and Williams Partners L.P. Core products supplied for midstream infrastructure include carbon steel line pipe for gathering and transporting oil and natural gas, actuation systems for the remote opening and closing of valves, polyethylene pipe for “last mile” transmission to end user locations, and metering equipment for the measurement of oil and natural gas delivery.

The natural gas utilities portion of the midstream sector has been one of our fastest growing markets since regulatory changes enacted in the late 1990s encouraged utilities to outsource through distribution their PVF purchasing and procurement needs. Outsourcing provides significant labor and working capital savings to customers through the consolidation of standardized product procurement spending and the delegation of warehousing operations to us. We estimate that less than one-half of natural gas utilities currently outsource in varying degrees and we anticipate that some of the remaining large natural gas utilities will most likely switch from the direct sourcing model to a distributor model. Furthermore, we believe natural gas utilities will increasingly seek operating efficiencies as large natural gas pipelines and related distribution networks continue to be built, and will increasingly rely on companies such as ours to optimize their supply chains and enable them to focus on their core operations.

The gathering and transmission pipeline activity is anticipated to exhibit significant growth over the next several years due to the new discoveries of natural gas reserves in various shale natural gas fields and the need for additional pipelines to carry heavy sour crude from Canada to refineries in the United States. Recent heightened activity in oil and natural gas fields such as the Bakken, Eagle Ford, Niobrara and Marcellus shale regions remain largely unsupported by transmission facilities of the appropriate scale necessary to bring the oil and natural gas to market. This need for large pipelines to transport energy feedstocks to markets is creating significant growth for PVF and other products we sell. Drivers of pipeline development and growth include the development of natural gas production in new geographies, increased pipeline interconnection driven by a need to lower price differences within regions, and the need to link facilities that may be developed over the next decade.

The need for increased safety and governmental demands for pipeline integrity have also accelerated the MRO cycle for PVF products in this segment. Governmentally mandated programs have hastened the testing of existing lines to ensure that the integrity of the pipe remains consistent with its original design criteria. All pipe falling outside the necessary performance criteria as it relates to safety and overall integrity must be replaced. These regulations for pipeline integrity management should continue to stimulate MRO demand for products as older pipelines are inspected and eventually replaced.

Additions to Natural Gas Pipeline Mileage 2006-2010(1)

(1)	U.S. Energy Information Administration (www.eia.gov)

Downstream:  Typical downstream activities include the refining of crude oil and the selling and distribution of products derived from crude oil, as well as the production of petrochemicals. Representative downstream companies include BP plc, Chevron, ConocoPhillips Company, Exxon Mobil Corporation, Marathon Oil Corporation, Royal Dutch Shell plc and Valero Energy Corporation. Refinery infrastructure products include carbon steel line pipe and gate valves, fittings to construct piping infrastructure and chrome or high alloy pipe and fittings for high heat and pressure applications. Chemical/petrochemical products include corrosive-resistant stainless steel or high alloy pipes, multi-turn valves and quarter-turn valves.

Over the past year, refinery utilization rates have decreased significantly as part of the global economic slowdown. As a result, several new projects to increase capacity have been delayed, or in some cases cancelled. The number of operable refineries in the U.S. declined from 223 in 1985 to approximately 148 in 2010, and we believe that the continued stress on this refinery infrastructure caused by demand for petroleum products will accelerate PVF replacement rates over the longer term. This trend is most pronounced outside the U.S. where capacity utilization rates are the highest and the demand for petroleum products is growing the fastest.

Percent Utilization of Refinery Operable Capacity(1)

United States	European Union

(1)	Source — BP Statistical Review of World Energy June 2010 (www.bp.com/statisticalreview)

The pre-recession gap between fuel consumption and domestic refining capacity, coupled with an anticipated recovery in refinery utilization levels, may necessitate new projects and generate new project and MRO contract opportunities for MRC. Further, as refineries look for ways to improve margins and value-added capabilities, they are also increasingly broadening the crude processed to include heavier, sourer crude. Heavier, sour crude is harsher and more corrosive than light sweet crude, and requires high-grade alloys in many parts of the refining process, shortening product replacement cycles and creating additional MRO contract opportunities for us following project completion. Thus, we believe that this need will create greater demand for our specialty products that include, among others, corrosion resistant components and steam products used in various process applications in refineries.

Petrochemical plants generally use crude oil, natural gas or coal in production of a variety of primary petrochemicals (e.g. ethylene and propylene) that are the building blocks for many of the manufactured goods produced in the world today. The burgeoning economies in China, India and other non-OECD countries have generated increasing demand for petrochemicals and we expect that future increases in demand will require additional capital and other expenditures to increase capacity. Industry participants include integrated oil and natural gas companies with significant petrochemical operations and large industrial chemical companies, such as BP Chemicals, Celanese Chemicals, E.I. du Pont de Nemours and Company, Eastman Chemicals Company and Exxon Mobil Corporation.

Other Industries Served.  Beyond the oil and natural gas industry, we also supply products and services to other energy sectors such as chemical, petrochemical, coal, power generation, liquefied natural gas and alternative energy facilities. We also serve more general industrial end markets such as pulp and paper, metals processing, fabrication, pharmaceutical, food and beverage and manufacturing, which together make use of products such as corrosion resistant piping products as well as automation and instrumentation products. Some of the customers we serve in these markets include Alcoa, Inc., Arcelor Mittal, Eli Lilly and Company, Georgia Pacific Corporation, International Paper Company and U.S. Steel Corporation. These other markets are typically characterized by large physical plants requiring significant ongoing maintenance and capital programs to ensure efficient and reliable operations. We include these industries within our downstream end market category.

North American Operations

Our North American segment represented approximately 93% of our consolidated revenues in 2010 and is comprised of our business of distributing pipe, valves and fittings to the energy and industrial sectors, across each of the upstream, midstream and downstream end markets, through our distribution operations located throughout North America.

Products:  Through our over 180 branches strategically located throughout North America, we distribute a complete line of PVF products, primarily used in specialized applications in the energy infrastructure market, from our global network of suppliers. The products we distribute are used in the construction, maintenance, repair and overhaul of equipment used in extreme operating conditions such as high pressure, high/low temperature, high corrosive and high abrasive environments. We are required to carry significant amounts of inventory to meet the rapid delivery requirements of our customers. The breadth and depth of our product offerings and our extensive North American presence allow us to provide high levels of service to our customers. Due to our national inventory coverage, we are able to fulfill more orders more quickly, including those with lower volume and specialty items, than we would be able to if we operated on a smaller scale and/or only at a local or regional level. Key product types are described below:

•	Carbon Steel Fittings and Flanges. Products include carbon weld fittings, flanges and piping components used primarily to connect piping and valve systems for the transmission of various liquids and gases. These products are used across all the industries in which we operate.

•	Carbon Steel Line Pipe and Oil Country Tubular Goods (“OCTG”). Carbon standard and line pipe are typically used in high-yield, high-stress, abrasive applications such as the gathering and transmission of oil, natural gas and phosphates. OCTG is used as down hole well casing, production casing and tubing for the conveying of hydrocarbons to the surface and is either classified as carbon or alloy depending on the grade of material.

•	Natural Gas Distribution Products. Products include risers, meters, polyethylene pipe and fittings and various other components and supplies used primarily in the distribution of natural gas to residential and commercial customers.

•	Oilfield Supplies. We offer a full range of oilfield supplies and completion equipment. Products offered include high density polyethylene pipe and fittings, valves, well heads, pumping units and rods. Additionally, we can supply a wide range of production equipment including meter runs, tanks and separators used in our upstream end market.

•	Stainless Steel and Alloy Pipe and Fittings. Products include stainless, alloy and corrosion resistant pipe, tubing, fittings and flanges. These are used most often in the chemical, refining and power generation industries but are used across all of the end markets in which we operate. Alloy products are principally used in high-pressure, high-temperature and high-corrosion applications typically seen in process piping applications.

•	Valves and Specialty Products. Products offered include ball, butterfly, gate, globe, check, needle and plug valves which are manufactured from cast steel, stainless/alloy steel, forged steel, carbon steel or cast and ductile iron. Valves are generally used in oilfield and industrial applications to control direction, velocity and pressure of fluids and gases within transmission networks. Specialty products include lined corrosion resistant piping systems, valve automation and top work components used for regulating flow and on/off service, and a wide range of steam and instrumentation products used in various process applications within our refinery, petrochemical and general industrial end markets.

Services:  We provide many of our customers with a comprehensive array of services including multiple deliveries each day, zone store management, valve tagging and significant system interfaces that directly tie the customer into our proprietary information systems. This allows us to interface with our customers’ information technology (“IT”) systems and provide an integrated supply service. Such services strengthen our position with our customers as we become more integrated into the customer’s business and supply chain and are able to market a “total transaction cost” solution rather than individual product prices.

Our comprehensive legacy information systems, which provide for customer and supplier electronic integrations, information sharing and e-commerce applications, further strengthen our ability to provide high levels of service to our customers. In 2010, we processed over 1.5 million EDI/EDE customer transactions. Our highly specialized implementation group focuses on the integration of our information systems and implementation of improved business processes with those of a new customer during the initiation phase. By maintaining a specialized team, we are able to utilize best practices to implement our systems and processes, thereby providing solutions to customers in a more organized, efficient and effective manner. This approach is valuable to large, multi-location customers who have demanding service requirements.

As major integrated and large independent energy companies have implemented efficiency initiatives to focus on their core business, many of these companies have begun outsourcing certain of their procurement and inventory management requirements. In response to these initiatives and to satisfy customer service requirements, we offer integrated supply services to customers who wish to outsource all or a part of the administrative burden associated with sourcing PVF and other related products, and we also often have MRC employees on-site full-time at many customer locations. Our integrated supply group offers procurement-related services, physical warehousing services, product quality assurance and inventory ownership and analysis services.

Suppliers:  We source the products we distribute from a global network of suppliers. Our suppliers benefit from access to our diversified customer base and, by consolidating customer orders, we benefit from stronger purchasing power and preferred vendor programs. Our purchases from our top ten suppliers in 2010 approximated 41% of our North American total purchases, with our single largest supplier constituting approximately 12%. We are the largest buyer for many of our suppliers and we source a significant majority of the products we distribute directly from the manufacturer. The remainder of the products we distribute are sourced from manufacturer representatives, trading companies and, in some instances, other distributors.

We believe our customers and suppliers recognize us as an industry leader for the quality of products we supply and for the formal processes we use to evaluate vendor performance. This vendor assessment process is referred to as the MRC Supplier Registration Process, which involves employing individuals, certified by the International Registry of Certificated Auditors, who specialize in conducting on-site assessments of our manufacturers as well as monitoring and evaluating the quality of goods produced. The result of this process is the MRC Approved Supplier List (“MRC ASL”). Products from the manufacturers on this list are supplied across many of the end markets we support. Given that many of our largest customers, especially those in the refinery and chemical industries, maintain their own formal Approved Manufacturer List (“AML”) listing, we are recognized as an important source of information sharing with our key customers regarding the results of our on-site assessment. For this reason, together with our commitment to promote high quality products that bring the best overall value to our customers, we often become the preferred provider of AML products to these customers. Many of our customers regularly collaborate with us regarding specific manufacturer performance, our own experience with vendors’ products and the results of our on-site supplier assessments. The emphasis placed on the MRC ASL by both our customers and suppliers helps secure our central and critical position in the global PVF supply chain.

We utilize a variety of freight carriers in addition to our corporate truck fleet to ensure timely and efficient delivery of our products. With respect to deliveries of products from us to our customers, or our outbound needs, we utilize both our corporate fleet and third-party transportation providers. With respect to shipments of products from suppliers to us, or our inbound needs, we principally use third party carriers. We utilize third parties for approximately 20% of our outbound deliveries and for nearly all of our inbound shipments.

Seasonality:  Our business experiences mild seasonal effects as demand for the products we distribute is generally higher during the months of August, September and October. Demand for the products we distribute during the months of November and December and early in the year generally tends to be lower due to a lower level of activity in our end markets near the end of the calendar year and due to winter weather disruptions. In addition, certain E&P activities, primarily in Canada, typically experience a springtime reduction due to seasonal thaws and regulatory restrictions, limiting the ability of drilling rigs to operate effectively during these periods.

Customers:  Our principal customers are companies active in the upstream, midstream and downstream sectors of the energy industry as well as in other industrial and energy sectors. Due to the demanding operating conditions in the energy industry and high costs associated with equipment failure, our customers require highly reliable products from distributors with established qualifications and experience. As our PVF products typically represent a fraction of the total cost of a given project, our customers place a premium on service given the high cost to them of maintenance or new project delays. We strive to build long-term relationships with our customers by maintaining our reputation as a supplier of high-quality, efficient and reliable products and value-added services and solutions.

We have a diverse customer base of over 10,000 active customers. We are not dependent on any one customer or group of customers. A majority of our customers are offered terms of net 30 days (due within 30 days of the date of the invoice). Customers generally have the right to return products we have sold, subject to certain conditions and limitations, although returns have historically been immaterial to our sales. For the years ended December 31, 2010 and 2009, our top twenty-five North American customers represented approximately half of our North American sales. For many of our largest customers, we are often their sole or primary PVF provider by end market or geography, their largest or second largest supplier in aggregate or, in certain instances, the sole provider for their upstream, midstream and downstream procurement needs. We believe that many customers for which we are not the end market exclusive or comprehensive North American sole source PVF provider will continue to reduce their number of suppliers in an effort to reduce costs and administrative burdens and focus on their core operations. As such, we believe these customers will seek to select PVF distributors with the most extensive product offering and broadest geographic presence. Furthermore, we believe our business will benefit as companies in the energy industry continue to consolidate and the larger, resulting companies look to larger distributors such as ourselves as their sole or primary source PVF provider.

Backlog:  Backlog is determined by the amount of unshipped third-party customer orders, either specific or general (including under pipe programs) in nature, which may be revised or cancelled by the customer in certain instances. There can be no assurance that the backlog amounts will be ultimately realized as revenue, or that the Company will earn a profit on the backlog of orders. Our backlog at March 31, 2011 was $621 million. At March 31, 2010, our backlog was $578 million.

Competition:  We are the largest North American PVF distributor to the energy industry based on sales. The broad PVF distribution industry is fragmented and includes large, nationally recognized distributors, major regional distributors and many smaller local distributors. The principal methods of competition include offering prompt local service, fulfillment capability, breadth of product and service offerings, price and total costs to the customer. Our competitors include nationally recognized distributors, such as Wilson Industries, Inc. (a subsidiary of Schlumberger) and National Oilwell Varco, Inc., several large regional or product-specific competitors and many local, family-owned PVF distributors.

Employees:  As of March 31, 2011, we had approximately 3,120 employees in North America. Twenty-two employees in the United States belong to a union and are covered by collective bargaining agreements. We consider our relationships with our employees to be good.

International Operations

Our International segment represents our valve distribution business to the energy and general industrial sectors, across each of the upstream and downstream end markets, through our distribution operations located throughout Europe, Asia and Australasia. Our International segment represented approximately 7% of our consolidated revenues in 2010.

Products:  Through our over 30 strategic branch and service facilities throughout Europe, Asia and Australasia, we distribute a complete line of valve and specialty products. The products we distribute are used in the construction, maintenance, repair and overhaul of equipment used in extreme operating conditions such as high pressure, high/low temperature, high corrosive and high abrasive environments. Due to our geographical footprint, we are able to service our global customers at several of their locations. Key product types are described below:

•	Valves and Specialty Products. Products offered include ball, butterfly, gate, globe, check, needle and plug valves which are manufactured from cast steel, stainless/alloy steel, forged steel, carbon steel or cast and ductile iron. Valves are generally used in oilfield and industrial applications to control direction, velocity and pressure of fluids and gases within transmission networks. Specialty products include lined corrosion resistant piping systems, valve automation and top work components used for regulating flow and on/off service and a wide range of steam and instrumentation products used in various process applications within our offshore refinery, petrochemical and general industrial end markets.

Services:  We provide our customers with a comprehensive array of services, including multiple daily deliveries, zone stores management, valve tagging and significant system interfaces that directly tie the customer into our proprietary information systems. This allows us to interface with our customers’ IT systems and provide an integrated supply service. Such services strengthen our position with our customers as we become more integrated into the customer’s business and supply chain and are able to market a “total transaction cost” solution rather than individual product prices.

As major integrated and large independent energy companies have implemented efficiency initiatives to focus on their core business, many of these companies have begun outsourcing certain of their procurement and inventory management requirements. In response to these initiatives and to satisfy customer service requirements, we offer integrated supply services to customers who wish to outsource all or a part of the administrative burden associated with sourcing valves and other related products. Our integrated supply group offers procurement-related services, physical warehousing services, product inspection, product quality assurance and inventory ownership and analysis services.

Suppliers:  We source the products we distribute from a global and regional network of suppliers. Our suppliers benefit from access to our diversified customer base and, by consolidating customer orders, we benefit from stronger purchasing power and preferred vendor programs. Our purchases from our top ten suppliers in 2010 approximated 43% of our International total purchases, with our single largest supplier constituting approximately 9%. We are a significant buyer for many of our suppliers and we source a significant majority of the products we distribute directly from the manufacturer. The remainder of the products we distribute are sourced from manufacturer representatives, trading companies and other distributors.

Customers:  Our principal customers are companies active in the upstream and downstream sectors of the energy industry, as well as in other industrial and energy sectors. Due to the demanding operating conditions in the energy industry and high costs associated with equipment failure, our customers require highly reliable products from distributors with established qualifications and experience. As our valve products typically represent a fraction of the total cost of the project, our customers place a premium on service given the high cost to them of maintenance or new project delays. We strive to build long-term relationships with our customers by maintaining our reputation as a supplier of high-quality, efficient and reliable products and value-added services and solutions.

We have a diverse customer base, consisting of thousands of active customers. We are not dependent on any one customer or group of customers. Customers generally have the right to return products we have sold, subject to certain conditions and limitations, although returns have historically been immaterial to our sales. For the year ended December 31, 2010, our top ten International customers represented approximately 40% of our International sales. For many of our largest customers, we are often their sole or primary valve provider by end market or geography, their largest or second largest supplier in aggregate or, in certain instances, the sole provider for their upstream and downstream procurement needs. We believe that many customers for which we are not the end market exclusive or comprehensive sole source valve provider will continue to reduce their number of suppliers in an effort to reduce costs and administrative burdens and focus on their core operations. As such, we believe these customers will seek to select valve and PVF distributors with the most extensive product offering and broadest geographic presence. Furthermore, we believe our business will benefit as companies in the energy industry continue to consolidate and the larger, resulting companies look to larger distributors such as ourselves as their sole or primary source valve provider.

Backlog:  Backlog is determined by the amount of unshipped third-party customer orders, either specific or general in nature, which may be revised or cancelled by the customer in certain instances. There can be no assurance that the backlog amounts will be ultimately realized as revenue or that the Company will earn a profit on the backlog of orders. Our backlog at March 31, 2011 and 2010 was $83 million and $74 million, respectively.

Competition:  We are one of the largest global valve distributors to the energy industry based on sales. The broad PVF distribution industry is fragmented and includes large, nationally recognized distributors, major regional distributors and many smaller local distributors. The principal methods of competition include offering prompt local service, fulfillment capability, breadth of product and service offerings, price and total costs to the customer. Our competitors include several large regional or product-specific competitors and many local, family-owned PVF distributors.

Employees:  As of March 31, 2011, we had approximately 500 employees. Five employees in New Zealand belong to a union and are covered by collective bargaining agreements. We consider our relationships with our employees to be good.

Environmental Matters

We are subject to a variety of federal, state, local, foreign and provincial environmental, health and safety laws and regulations, including those governing the discharge of pollutants into the air or water, the management, storage and disposal of, or exposure to, hazardous substances and wastes, the responsibility to investigate and clean up contamination and occupational health and safety. Fines and penalties may be imposed for non-compliance with applicable environmental, health and safety requirements and the failure to have or to comply with the terms and conditions of required permits. Historically, the costs to comply with environmental and health and safety requirements have not been material. We are not aware of any pending environmental compliance or remediation matters that, in the opinion of management, are reasonably likely to have a material effect on our business, financial position or results of operations. However, the failure by us to comply with applicable environmental, health and safety requirements could result in fines, penalties, enforcement actions, third party claims for property damage and personal injury, requirements to clean up property or to pay for the costs of cleanup, or regulatory or judicial orders requiring corrective measures, including the installation of pollution control equipment or remedial actions.

Under certain laws and regulations, such as the U.S. federal Superfund law or its foreign equivalent, the obligation to investigate and remediate contamination at a facility may be imposed on current and former owners or operators or on persons who may have sent waste to that facility for disposal. Liability under these laws and regulations may be imposed without regard to fault or to the legality of the activities giving rise to the contamination. Although we are not aware of any active litigation against us under the U.S. federal Superfund law or its state or foreign equivalents, contamination has been identified at several of our current and former facilities, and we have incurred and will continue to incur costs to investigate and remediate these conditions. Moreover, we may incur liabilities in connection with environmental conditions currently unknown to us relating to our prior, existing or future sites or operations or those of predecessor companies whose liabilities we may have assumed or acquired.

In addition, environmental, health and safety laws and regulations applicable to our business and the business of our customers, including laws regulating the energy industry, and the interpretation or enforcement of these laws and regulations, are constantly evolving and it is impossible to predict accurately the effect that changes in these laws and regulations, or their interpretation or enforcement, may have upon our business, financial condition or results of operations. Should environmental laws and regulations, or their interpretation or enforcement, become more stringent, our costs could increase, which may have a material adverse effect on our business, financial condition and results of operations.

In particular, legislation and regulations limiting emissions of greenhouse gases (“GHGs”), including carbon dioxide associated with the burning of fossil fuels, are at various stages of consideration and implementation at the international, national, regional and state levels. In 2005, the Kyoto Protocol to the 1992 United Nations Framework Convention on Climate Change, which established a binding set of emission targets for GHGs, became binding on the countries that ratified it. Certain states have adopted or are considering legislation or regulation imposing overall caps on GHG emissions from certain facility categories or mandating the increased use of electricity from renewable energy sources. Similar legislation has been proposed at the federal level. In addition, the U.S. Environmental Protection Agency (the “EPA”) has begun to implement regulations that would require permits for and reductions in greenhouse gas emissions for certain categories of facilities, the first of which became effective in January 2010. The EPA also intends to set GHG emissions standards for power plants in May 2012 and for refineries in November 2012. These laws and regulations could negatively impact the market for the products we distribute and, consequently, our business.

In addition, the federal government and certain state governments are considering enhancing the regulation of hydraulic fracturing, a practice involving the injection of certain substances into rock formations to stimulate production of hydrocarbons, particularly natural gas, from shale basin regions. Any increased federal or state regulation of hydraulic fracturing could reduce the demand for our products in these regions.

Legal Proceedings

From time to time, we have been subject to various claims and involved in legal proceedings incidental to the nature of our businesses. We maintain insurance coverage to reduce financial risk associated with certain of these claims and proceedings. It is not possible to predict the outcome of these claims and proceedings. However, in our opinion, there are no material pending legal proceedings that are likely to have a material effect on our business, financial condition or results of operations, although it is possible that the resolution of certain actual, threatened or anticipated claims or proceedings could have a material adverse effect on our business, financial condition or results of operation in the period of resolution. For information regarding asbestos cases in which we are a defendant, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Contractual Obligations, Commitments and Contingencies — Legal Proceedings”, “Note 15 — Commitments and Contingencies” to the audited consolidated financial statements as of December 31, 2010 and “Note 8 — Commitments and Contingencies” to the unaudited consolidated financial statements as of March 31, 2011.

On July 30, 2010, an action was brought against the Company in Delaware Chancery Court by a former shareholder of our predecessor, McJunkin Corporation, on his own behalf and as trustee for a trust, alleging the Company has not fully complied with a contractual obligation to divest of certain noncore assets contained in the December 2006 merger agreement and seeking damages and equitable relief. We have also received written notice from other former shareholders who similarly claim the Company has not fully complied with that contractual obligation. We believe that this action, and the related claim of other shareholders, is without merit and we intend to vigorously defend ourselves against the allegations. On September 28, 2010, the Company filed a motion to dismiss the action in its entirety. On February 11, 2011, the Court granted the Company’s motion to dismiss the claims for equitable relief with prejudice, but denied the motion to dismiss the contractual claims. The Company submitted its response to the remaining claims in March 2011.

In the summer of 2010, our customer NiSource, Inc. notified McJunkin Red Man Corporation that certain polyethylene pipe manufactured by PolyPipe, Inc. may be defective. PolyPipe, Inc. filed a petition in the District Court in Cooke County, Texas against McJunkin Red Man Corporation and NiSource, Inc. seeking, among other things, a declaratory judgment that PolyPipe, Inc. is not responsible for certain costs relating to the defendants’ alleged failure to track and record the installation locations of the pipe and certain expenditures implementing the potential remediation plan. PolyPipe, Inc. subsequently filed a notice of non-suit without prejudice, requesting that the Court dismiss PolyPipe’s claims without prejudice to their re-filing the same claims. Because this matter is in the early stages, we are unable to determine the amount of liability, if any, that may result from the ultimate resolution of this matter.

Exchange Rate Information

In this prospectus, unless otherwise indicated, foreign currency amounts are converted into U.S. dollar amounts at the exchange rates in effect on December 31, 2010 and 2009 for balance sheet figures. Income statement figures are converted on a monthly basis, using each month’s average conversion rate.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages (as of December 31, 2010) and positions of each person who is an executive officer or director of McJunkin Red Man Holding Corporation (and the biographies following the table reflect the positions held by each of the named individuals at McJunkin Red Man Holding Corporation):

	Age	Position

Andrew R. Lane	51	Chairman, President and Chief Executive Officer
James F. Underhill	55	Executive Vice President and Chief Financial Officer
Stephen W. Lake	47	Executive Vice President and General Counsel
Gary A. Ittner	58	Executive Vice President and Chief Administrative Officer
Rory M. Isaac	60	Executive Vice President — Business Development
Scott A. Hutchinson	55	Executive Vice President — North America Operations
Neil P. Wagstaff	47	Executive Vice President — International Operations
Leonard M. Anthony	56	Director
Rhys J. Best	64	Director
Peter C. Boylan III	46	Director
Henry Cornell	54	Director
Christopher A.S. Crampton	32	Director
John F. Daly	44	Director
Craig Ketchum	53	Director
Gerard P. Krans	63	Director
Dr. Cornelis A. Linse	61	Director
John A. Perkins	63	Director
H.B. Wehrle, III	59	Director

Andrew R. Lane has served as our president and chief executive officer since September 2008 and our chairman of the board since December 2009. He has also served as a director of McJunkin Red Man Holding Corporation since September 2008. Mr. Lane also serves as the sole director of McJunkin Red Man Corporation. From December 2004 to December 2007, he served as executive vice president and chief operating officer of Halliburton Company, where he was responsible for Halliburton’s overall operational performance, managed over 50,000 employees worldwide and oversaw several mergers and acquisitions integrations. Prior to that, he held a variety of leadership roles within Halliburton, serving as president and chief executive officer of Kellogg Brown & Root, Inc. from July 2004 to November 2004, as senior vice president, global operations of Halliburton Energy Services Group from April 2004 to July 2004, as president of the Landmark Division of Halliburton Energy Services Group from May 2003 to March 2004, and as president and chief executive officer of Landmark Graphics Corporation from April 2002 to April 2003. He was also chief operating officer of Landmark Graphics from January 2002 to March 2002 and vice president, production enhancement PSL, completion products PSL and tools/testing/TCP of Halliburton Energy Services Group from January 2000 to December 2001. Mr. Lane also served as a director of KBR, Inc. from June 2006 to April 2007. He began his career in the oil and natural gas industry as a field engineer for Gulf Oil Corporation in 1982, and later worked as a production engineer in Gulf Oil’s Pipeline Design and Permits Group. Mr. Lane received a B.S. in mechanical engineering from Southern Methodist University in 1981, (Cum Laude). He also completed the Advanced Management Program (A.M.P.) at Harvard Business School in 2000. He is a member of the executive board of the Southern Methodist University School of Engineering. Mr. Lane is uniquely qualified to serve as one of our directors due to his extensive executive and leadership experience in the oil and natural gas industry and his deep knowledge of our operations.

James F. Underhill has served as our executive vice president and chief financial officer since November 2007. He served as our chief financial officer from May 2006 through October 2007, as senior vice president of accounting and information services from 1994 to May 2006, and vice president and controller from 1987 to 1994. Prior to 1987, Mr. Underhill served as controller, assistant controller, and corporate accounting manager. Mr. Underhill joined MRC in 1980 and has since overseen our accounting, information systems, and mergers and acquisitions areas. He has been involved in numerous implementations of electronic customer solutions and has had primary responsibility for the acquisition and integration of more than 30 businesses. Mr. Underhill was also project manager for the design, development, and implementation of our IT operating system. He received a B.A. in accounting and economics from Lehigh University in 1977 and is a certified public accountant. Prior to joining MRC, Mr. Underhill worked in the New York City office of the accounting firm of Main Hurdman (Main Hurdman was incorporated into the successor accounting firm, KPMG).

Stephen W. Lake has served as our executive vice president and general counsel since May 2010. Prior to that time, he served as our executive vice president, general counsel and corporate secretary since October 2008. Prior to that, he had served as our senior vice president, general counsel and corporate secretary since June 2008. Prior to that, he was our senior vice president — general counsel since joining MRC in January 2008. Previously, Mr. Lake was a shareholder at the law firm Gable & Gotwals in Tulsa, Oklahoma from January 1998 through January 2008, where he practiced in the areas of mergers and acquisitions and securities law. He was a member of the board of directors of Gable & Gotwals from January 2005 through January 2008 and an associate of that firm from September 1991 until becoming a shareholder in January 1998. Mr. Lake graduated from Vanderbilt University in 1987 with honors in economics and graduated first in his class from the University of Oklahoma law school in 1991. He was editor-in-chief of the Oklahoma Law Review from 1990-1991. Mr Lake has announced his resignation effective June 30, 2011.

Gary A. Ittner has served as our executive vice president and chief administrative officer since September 2010. Prior to that, he served as our executive vice president — supply chain management since February 2009. Prior to that, he had served as our senior corporate vice president of supply chain management since November 2007, having specific responsibility for the procurement of all industrial valves, automation, fittings and alloy tubular products. From March 2001 to November 2007, he served as our senior corporate vice president of supply chain management. Before joining the supply chain management group, Mr. Ittner worked in various field positions including branch manager, regional manager, and senior regional vice president. He is a past chairman of the executive committee of the American Supply Association’s Industrial Piping Division. Mr. Ittner began working at MRC in 1971 following his freshman year at the University of Cincinnati and joined MRC full-time following his graduation in 1974.

Rory M. Isaac has served as our executive vice president — business development since December 2008. Prior to that, he served as our senior corporate vice president of sales (focusing on downstream, industrials and natural gas utilities operations) since November 2007. From 2000 to 2007 he served as our senior vice president — national accounts, utilities and marketing. From 1995 to 2000 he served as our senior vice president — national accounts. Mr. Isaac joined MRC in 1981. He has extensive experience in sales, customer relations and management and has served at MRC as a branch manager, regional manager and regional vice president. In 1995 he began working in our corporate office in Charleston, West Virginia as senior vice president for national accounts, where he was responsible for managing and growing our national accounts customer base and directing business development efforts into integrated supply markets. Prior to joining MRC, Mr. Isaac worked at Consolidated Services, Inc. and Charleston Supply Company. Mr. Isaac attended the Citadel.

Scott A. Hutchinson has served as our executive vice president — North America operations since November 2009. Prior to that, he had served as our senior vice president of the Eastern region covering most operational units east of the Mississippi River. Mr. Hutchinson’s extensive background in branch sales and operations was instrumental as he led the integration effort of the Midwest, Eastern and Appalachian regions. From October 1998 to January 2009 he served as senior vice president of our Midwest region. During this time he was key in the acquisitions and integration of Wilkins Supply, Joliet Valve, Cigma and Valvax, solidifying and expanding the market reach of the company in the Midwest. From May 1988 to October 1998 he worked in various field positions including branch manager, regional manager, and regional vice president in our Western Region. From 1984 to 1988 he served as outside sales representative for Grant Supply in Houston, TX which became part of our company in

1987. Prior to joining us, Mr. Hutchinson worked for Fluor Corporation in procurement. Mr. Hutchinson received a Bachelor of Arts degree in marketing from the University of Central Florida in 1977.

Neil P. Wagstaff has served as our executive vice president — international operations since January 1, 2011. Prior to that, he served as our executive vice president — international operations and as chief executive officer of MRC Transmark since October 2009. From July 2006 until October 2009, he served as group chief executive of Transmark Fcx Group B.V. where he was responsible for the group’s overall performance in 13 operating companies in Europe, Asia and Australia and oversaw a number of acquisitions and integrations. Prior to that he held a variety of positions within Transmark Fcx, serving as a group divisional director from 2003, responsible for operations in the UK and Asia, as well as managing director for the UK businesses. He was also sales and marketing director of Heaton Valves prior to the acquisition by Transmark group in 1996, as well as Sales and Marketing Director for Hattersley Heaton valves and Shipham Valves. Mr. Wagstaff began his career in the valve manufacturing business in 1983 when he studied mechanical engineering at the Saunders Valve Company. Educated at London Business School, he is a chartered director and fellow of the UK Institute of Directors.

Leonard M. Anthony has been a member of our board of directors since October 2008. Mr. Anthony served as the president and chief executive officer of WCI Steel, Inc., an integrated producer of custom steel products, from December 2007 to October 2008. He was also a member of the board of directors of WCI Steel from December 2007 to October 2008. Mr. Anthony has more than 25 years of financial and operational management experience. From April 2005 to August 2007, Mr. Anthony was the executive vice president and chief financial officer of Dresser-Rand Group Inc., a global supplier of rotating equipment solutions to the oil, natural gas, petrochemical and processing industries. From May 2003 to April 2005, he served as chief financial officer of International Steel Group Inc. From 1979 to 2003, he worked at Bethlehem Steel Corporation, where he held various managerial and leadership positions. Bethlehem filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code on October 15, 2001. Mr. Anthony had been the vice president of finance and treasurer of Bethlehem from October 1999 to September 2001 and senior vice president and chief financial officer from immediately prior to its bankruptcy in October 2001 to its acquisition by International Steel in April 2003, where he assumed the role of chief financial officer and treasurer. Mr. Anthony earned a B.S. in accounting from Pennsylvania State University, an M.B.A. from the Wharton School of the University of Pennsylvania and an A.M.P. from Harvard Business School. Mr. Anthony has extensive experience at multiple levels of financial control, planning and reporting and risk management for large corporate enterprises.

Rhys J. Best has been a member of our board of directors since December 2007. From 1999 until June 2004, Mr. Best was chairman, president and chief executive officer of Lone Star Technologies, Inc., a company engaged in producing and marketing casing, tubing, line pipe and couplings for the oil and natural gas, industrial, automotive, and power generation industries. From June 2004 until Lone Star was acquired by the United States Steel Corporation in June 2007, Mr. Best was chairman and chief executive officer of Lone Star. Mr. Best retired in June 2007. Before joining Lone Star in 1989, Mr. Best held several leadership positions in the banking industry. Mr. Best graduated from the University of North Texas with a Bachelor of Business Administration Degree and earned an M.B.A. from Southern Methodist University. He is a member of the board of directors of Cabot Oil & Gas Corporation, an independent natural gas producer, Trinity Industries, which owns a group of businesses providing products and services to the industrial, energy, transportation, and construction sectors, and Austin Industries, Inc., a Dallas-based general construction company. He is also a member of the board of directors of Commercial Metals Corporation, a producer and marketer of scrap metals and metal products and the chairman (non-executive) and a member of the board of directors of Crosstex Energy, L.P., an independent midstream energy services company. He is also involved in a number of industry-related and civic organizations, including the Petroleum Equipment Suppliers Association (for which he has previously served as chairman) and the Maguire Energy Institute of Southern Methodist University. He serves on the board of advisors of the College of Business Administration at the University of North Texas. Mr. Best has extensive executive and leadership experience in overseeing the production and marketing of pipes and fittings in the oil and natural gas industry.

Peter C. Boylan III has been a member of our board of directors since August 2010 and a member or PVF Holdings, LLC board of directors since November 2007. Mr. Boylan has served as the chief executive officer of Boylan Partners, LLC, a provider of investment and advisory services, since March 2002. From April 2002 through March 2004, Mr. Boylan served as director, president and chief executive officer of Liberty Broadband Interactive

Television, Inc., a global technology provider controlled by Liberty Media Corporation. From July 2000 to April 2002, Mr. Boylan was co-president, co-chief operating officer, member of the office of the chief executive officer, and director of Gemstar-TV Guide International, Inc., a media, entertainment, technology and communications company. Mr. Boylan currently serves on the board of directors of BOK Financial Corporation, a $24 billion publicly traded regional financial services company operating seven banking divisions in eight states and a broker/dealer subsidiary in 10 states. Mr. Boylan serves on the credit committee and the risk oversight and audit committees. Mr. Boylan has extensive corporate executive management and leadership experience, accounting, financial, and audit committee expertise, media and technology expertise, civic service, and experience sitting on other public and private boards of directors. In 2004, after a federal judge dismissed a U.S. Securities & Exchange Commission (SEC) civil suit filed against Mr. Boylan in the United States District Court for the Central District of California (Western Division) he entered into court ordered mediation with the SEC leading to a civil settlement and a Final Judgment against Mr. Boylan, enjoining him from violating the anti-fraud, books and records and other provisions of the federal securities laws, and ordering the payment of $600,000 in disgorgement and civil penalties. Mr. Boylan consented to the entry of the order without admitting or denying any wrongdoing. The Final Judgment and settlement had no officer and director bar. The judgment against Mr. Boylan arose out of a complaint filed against Mr. Boylan and other executive officers by the U.S. Securities & Exchange Commission, alleging that Mr. Boylan and other executive officers violated various provisions of the U.S. securities laws during his tenure as co-president, co-chief operating officer and director of Gemstar-TV Guide International, Inc. (Gemstar) from July 2000 to April 2002. Mr. Boylan was indemnified by Gemstar for legal fees and expenses.

Henry Cornell has been a member of our board of directors since November 2006. Mr. Cornell is a Managing Director of Goldman, Sachs & Co. He is the Chief Operating Officer of Goldman Sachs’ Merchant Banking Division, which includes all of the firm’s corporate, real estate and infrastructure investment activities, and is a member of the global Merchant Banking Investment Committee. Mr. Cornell also serves on the Board of Directors of First Marblehead Corporation, Cobalt International Energy, Kinder Morgan, Inc., and USI Holdings Corporation. Mr. Cornell is the Chairman of The Citizens Committee of New York City, Treasurer and Trustee of the Whitney Museum of American Art, a Trustee of Grinnell College (and Chairman of the Investment Committee), a member of The Council on Foreign Relations, Trustee Emeritus of the Asia Society, a Trustee and Chairman of the Investment Committee of the Japan Society, and a member of Sotheby’s International Advisory Board. He earned a B.A. from Grinnell College in 1976 and a J.D. from New York Law School in 1981. Mr. Cornell practiced law with the firm of Davis, Polk & Wardwell from 1981 to 1984 in New York and London. Mr. Cornell joined Goldman, Sachs & Co. in 1984. Mr. Cornell brings extensive experience in corporate investment, corporate governance and strategic planning including in the pipeline transportation and energy storage industries. He also has extensive experience serving on boards of directors of other significant companies including multinational companies in the energy industry.

Christopher A.S. Crampton has been a member of our board of directors since January 2007. He is currently a vice president in the Merchant Banking Division of Goldman, Sachs & Co., which he joined in 2003. From 2000 to 2003, he worked in the investment banking division of Deutsche Bank Securities. He is a graduate of Princeton University. Mr. Crampton has extensive experience in investment banking, corporate finance and strategic planning.

John F. Daly has been a member of our board of the directors since January 2007. Mr. Daly is a managing director in the Principal Investment Area of Goldman Sachs, where he has worked since 2000. In 1998 and from 1999 to 2000, he was a member of the Investment Banking Division of Goldman Sachs. From 1991 to 1997, Mr. Daly was a Senior Instructor of Mechanical & Aerospace Engineering at Case Western Reserve University. He earned a B.S. and M.S. in Engineering from Case Western Reserve University and an M.B.A. from the Wharton School of Business at the University of Pennsylvania. Mr. Daly currently serves as a director of KAG Holding Corp., Fiberlink Communications Corp. and Hawker Beechcraft, Inc. In the past five years, Mr. Daly has also served on the boards of Cooper-Standard Automotive, Inc., Euramax Holdings, Inc. and IPC Systems, Inc. Mr. Daly has extensive experience in investment banking, corporate finance and strategic planning, including in the industrial and manufacturing sectors. He also has extensive experience serving on boards of directors of other significant companies, including multinational companies.

Craig Ketchum has been a member of our board of directors since October 2007. Mr. Ketchum served as our chairman of the board of directors from September 2008 to December 2009 and as our president and chief executive officer from May 2008 to September 2008. Prior to that, he served as co-president and co-chief executive officer of

McJunkin Red Man Corporation since the business combination between McJunkin and Red Man in October 2007. He served at Red Man in various capacities since 1979, including store operations and sales, working at Red Man locations in Ardmore, Oklahoma, Tulsa, Oklahoma, Denver, Colorado, and Dallas, Texas. He was named vice president — sales at Red Man in 1991, executive vice president of Red Man in 1994 and president and chief executive officer in 1995. He also served on Red Man’s board of directors. Mr. Ketchum graduated from the University of Central Oklahoma with a business degree and joined Red Man in 1979. He has served as chairman of the Petroleum Equipment Suppliers Association. Mr. Ketchum is intimately familiar with PVF distribution operations and is uniquely qualified to serve as a director due to his years of service in senior management of both Red Man and McJunkin Red Man Corporation.

Gerard P. Krans has been a member of our board of directors since December 2009. Mr. Krans serves as the chairman of the board of directors of Transmark Holdings N.V., a privately owned energy and oil services group, and Transmark Investments. Mr. Krans also serves on the board of directors of Royal Wagenborg and Crucell. From 2001 to 2007, Mr. Krans served as chairman of the board of directors of Royal van Zanten. From 1995 to 2000, Mr. Krans served on the executive board of VOPAK. From 1973 to 1995, Mr. Krans served in various positions with Royal Dutch Shell. Mr. Krans received university degrees in law, econometrics and taxation. Mr. Krans has extensive experience in strategic planning and corporate oversight, including in the energy, chemical and oil sectors.

Dr. Cornelis A. Linse has been a member of our board of directors since May 2010. He is currently a non-executive director of Transmark Holdings N.V., a privately owned energy and oil services group. From February 2007 until January 2010, Dr. Linse was the director of common infrastructure management for Shell International B.V. During this same period, he also served as chairman of the board of Shell Pension Fund the Netherlands, a pension fund sponsored by Shell Petroleum N.V. From February 2003 to February 2007, he was the executive vice president of contracting and procurement for Shell International B.V. Dr. Linse has held various leadership and managerial roles in the oil and gas industry since 1978, and has extensive experience in developing business infrastructure in growing, multinational companies. Dr. Linse earned a PhD from Leiden University in 1978.

John A. Perkins has been a member of our board of directors since December 2009. From 2001 until 2006 he was Chief Executive of London-based Truflo International plc, an international industrial group involved in the manufacture and specialist distribution of valves and related flow control products. Prior to emigrating to the UK in 1987, he was Executive Director and (from 1982) Managing Director of Metboard, a South African investment, property and financial services group which merged with the banking group Investec, which was subsequently listed on the Johannesburg and London Stock Exchanges. Mr. Perkins earned a B.Com degree from the University of the Witwatersrand and is a South African Chartered Accountant. Mr. Perkins brings extensive experience in the valve manufacturing and distribution industries throughout Europe, the United States, Australasia and the Far East.

H.B. Wehrle, III has been a member of our board of directors since January 2007. He served as our president and chief executive officer from January 31, 2007 to October 30, 2007. From October 31, 2007 to May 2008, Mr. Wehrle served as co-president and co-chief executive officer of McJunkin Red Man Corporation, and from May 2008 until September 2008 he served as our chairman of the board of directors. Mr. Wehrle began his career with McJunkin in 1973 in sales. He subsequently served as treasurer and was later promoted to executive vice president. He was elected president of McJunkin in 1987. Mr. Wehrle graduated from Princeton University and received an M.B.A. from Georgia State University in 1978. He is affiliated with the Young Presidents’ Organization. He serves on the boards of the Central WV Regional Airport Authority, the Mid-Atlantic Technology, Research and Innovation Center and the National Institute for Chemical Studies in Charleston, West Virginia. He also serves on the board of the Mountain Company in Parkersburg, West Virginia and the University of Charleston. Mr. Wehrle is intimately familiar with PVF distribution operations and is uniquely qualified to serve as a director due to his years of service in senior management of both McJunkin and McJunkin Red Man Corporation.

Each of our directors, except for Andrew R. Lane, Leonard M. Anthony, Dr. Cornelis A. Linse and John A. Perkins, is also a director of PVF Holdings LLC, our parent company. Mr. Wehrle and Mr. Ketchum, two of our directors, are each co-chairman of PVF Holdings LLC.

Board of Directors

Our board of directors currently consists of twelve members. The current directors are included above. Our directors are elected annually to serve until the next annual meeting of stockholders or until their successors are duly elected and qualified. Each director who is an employee of Goldman Sachs & Co. is entitled to six (6) votes and all other directors are entitled to one (1) vote on all matters that come before the board of directors.

Board Leadership Structure

Our board of directors currently combines the positions of CEO and Chairman. These positions are currently held by Mr. Lane. The responsibilities of the chairman include presiding at all meetings of the board, reviewing and approving meeting agendas, meeting schedules and other information, as appropriate, and performing such other duties as required from time to time. We believe that the current model is effective for the company as the combined position of CEO and Chairman maximizes strategic advantages and company and industry expertise. Mr. Lane has extensive leadership experience in our industry and is best positioned to set and execute strategic priorities. Mr. Lane’s leadership enhances the board’s exercise of its responsibilities. In addition, this model provides enhanced efficiency and effective decision-making and clear accountability. The board evaluates this structure periodically.

In addition, each of our audit committee and compensation committee is led by a chair, each of whom is an independent director. The board believes that having these two key committees with independent chairs provides a structure for strong independent oversight of our management.

Risk Oversight

The Board of Directors administers its risk oversight function primarily through the audit committee, which oversees the Company’s risk management practices. The audit committee is responsible for, among other things, discussing with management on a regular basis the Company’s guidelines and policies that govern the process for risk assessment and risk management. This discussion includes the Company’s major risk exposures and actions taken to monitor and control such exposures. The board believes that its administration of risk management has not affected the board’s leadership structure, as described above.

In addition, we have established a risk management committee. Our risk management committee is currently comprised of Andrew R. Lane, James F. Underhill, Stephen W. Lake, Gary A. Ittner, Rory M. Isaac, Scott A. Hutchinson, Neil P. Wagstaff, Diana D. Morris, Elton Bond, Theresa L. Dudding and Hugh Brown. The principal responsibilities of the risk management committee are to review and monitor any material risks or exposures associated with the conduct of our business, the internal risk management systems implemented to identify, minimize, monitor or manage such risks or exposures, and the Company’s policies and procedures for risk management. While the audit committee is responsible for reviewing the Company’s policies and practices with respect to risk assessment and risk management, it is the responsibility of senior management of the Company to determine the appropriate level of the Company’s exposure to risk.

Committees of the Board

Audit Committee.  Our audit committee is currently comprised of Leonard M. Anthony, Rhys J. Best, Christopher A.S. Crampton and John A. Perkins. Mr. Anthony is chairman of the audit committee. Our board of directors has determined that Mr. Anthony qualifies as an “audit committee financial expert” and an “independent director” under the rules of the New York Stock Exchange. The audit committee’s primary duties and responsibilities are to assist the board of directors in oversight of the integrity of our financial statements, the integrity and adequacy of our auditing, accounting and financial reporting processes and systems of internal controls for financial reporting, compliance with legal and regulatory requirements, including internal controls designed for that purpose, the independence, qualifications and performance of our independent auditor and the performance of our internal audit function.

Compensation Committee.  Our compensation committee is currently comprised of Rhys J. Best, Peter C. Boylan, III, Christopher A.S. Crampton and John F. Daly. Mr. Best is chairman of the compensation committee. The principal responsibilities of the compensation committee are to establish policies and periodically determine matters involving executive compensation, recommend changes in employee benefit programs, grant or recommend the grant of stock options and stock awards and provide counsel regarding key personnel selection.

International Committee.  Our international committee is currently comprised of Gerard P. Krans, Rhys J. Best, Christopher A.S. Crampton, John F. Daly, Dr. Cornelis A. Linse and John A. Perkins. Mr. Krans is chairman of the international committee. The purpose of the international committee is to assist the board of directors and our management with the oversight of our business strategies and initiatives outside of the United States.

Code of Ethics

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. A copy of the code of ethics has been posted on our website at www.mrcpvf.com. In the event that we amend or waive provisions of this code of ethics with respect to such officers, we intend to also disclose the same on our website.

Executive Compensation

Compensation Discussion and Analysis

Overview

Since the GS Acquisition in January 2007, the overriding objective of our owners and management has been to increase the economic value and size of our company during our owners’ period of ownership, and our compensation programs have been designed to support this continuing goal. In addition, compensation decisions during 2007 and 2008 were made to successfully integrate the compensation programs of McJunkin Corporation and Red Man. This integration was largely completed by the end of 2008.

The compensation committee of our board of directors (the “Committee”) oversees company-wide compensation practices; reviews, develops and administers executive compensation programs; and approves or makes recommendations to our board of directors regarding certain compensation matters. During 2010, the Committee was comprised of Rhys J. Best, Peter C. Boylan, III (appointed in November 2010), Christopher A.S. Crampton, John F. Daly, Harry K. Hornish, Jr. and Sam B. Rovit (appointed in May 2010), with Mr. Best serving as chairman. Each of the directors serving on the Committee during 2010 also currently serves on the Committee, with the exception of Messrs. Hornish and Rovit, who resigned from our board of directors in January 2011 and February 2011, respectively. Each member of the Committee is a non-employee director.

Generally, the Committee has decision-making authority with respect to executive compensation matters, including determination of the compensation and benefits of the executive officers. With respect to equity-based compensation awards (including to the executive officers), the Committee approves grants or makes recommendations to the entire board of directors for final approval.

Pursuant to the Committee’s charter, its duties include:

•	Subject to the terms of any employment contracts, reviewing and determining, or making recommendations to our board of directors with respect to, the annual salary, bonus, stock options and other compensation, incentives and benefits, direct and indirect, of the CEO and other executive officers. In determining long-term incentive compensation of the CEO and other executive officers, the Committee will consider, among other things, the Company’s performance and relative shareholder return, the value of similar incentive awards to chief executive officers and other executive officers of comparable companies and the awards given to the CEO and the executive officers in the past.

•	Reviewing and approving corporate goals and objectives relevant to compensation of the CEO and other executive officers and evaluating the CEO’s and other executive officers’ performance in light of those goals and objectives on an annual basis, and, either separately or together with other independent directors (as directed by the Board), determining and approving the CEO’s and other executive officers’ compensation level based on this evaluation or making recommendations to the board of directors with respect thereto.

•	Reviewing and authorizing or recommending to our board of directors to authorize, as determined by the Committee, the Company to enter into, amend or terminate any employment, consulting, change in control, severance or termination, or other compensation agreements or arrangements with the CEO and other executive officers of the Company (and, at the option of the Committee, other officers and employees of the Company).

•	Periodically reviewing and considering the competitiveness and appropriateness of our executive compensation.

•	Reviewing new executive compensation programs, reviewing on a periodic basis the operation of our existing executive compensation programs to determine whether they integrate appropriately, and establishing and periodically reviewing policies for the administration of executive compensation programs.

•	Overseeing the administration of incentive compensation plans and equity-based compensation plans and exercising all authority and discretion provided to the Committee under those plans and performing such duties and responsibilities as may be assigned by our board of directors with respect to such plans.

•	Conducting a review at least annually of, and determining or making recommendations to our board of directors regarding compensation for non-employee directors (including compensation for service on the board of directors and committees thereof, meeting fees and equity-based compensation). The Committee is also responsible for and oversees administration of any plans or programs providing for the compensation of non-employee directors.

•	Overseeing the procedures and substance of the Company’s compensation and benefit policies (subject, if applicable, to shareholder approval), including establishing, reviewing, approving and making recommendations to our board of directors with respect to any incentive-compensation and equity-based plans of the Company that are subject to board approval.

Compensation Philosophy and Objectives

The Committee believes that our executive compensation programs should be structured to reward the achievement of specific annual, long-term and strategic performance goals of our company. Accordingly, the executive compensation philosophy of the Committee is threefold:

•	To align the interests of our executive officers with those of our shareholders, thereby providing long-term economic benefit to our shareholders;

•	To provide competitive financial incentives in the form of salary, bonus and benefits, with the goal of attracting and retaining talented executive officers; and

•	To maintain a compensation program that includes at-risk, performance based awards whereby executive officers who demonstrate exceptional performance will have the opportunity to realize appropriate economic rewards.

Setting Executive Compensation

Role of the Compensation Committee

The Committee has granted short-term cash incentive and long-term equity incentive awards to motivate our executive officers to achieve the business goals established by our company. In addition to considering our philosophy and objectives, the Committee considers the impact of the duties and responsibilities of each executive officer on the results and success of the Company. Based on these factors, the Committee has devised a compensation program designed to keep our executive officers highly incentivized and also to achieve parity among executive officers with similar duties and responsibilities.

Role of Executive Officers

Since Andrew R. Lane was hired as chief executive officer in September 2008, he has met periodically with Diana D. Morris, our senior vice president of human resources, to discuss executive compensation issues.

Ms. Morris makes quarterly presentations to the Committee with respect to issues and developments regarding compensation and our compensation programs. Mr. Lane and Ms. Morris work together annually to develop tally sheets, which Mr. Lane presents to the Committee. These tally sheets present the current compensation of each executive officer, divided into each element of compensation, and also present the proposed changes to such compensation for the upcoming year (except that no proposals are made with respect to changes to Mr. Lane’s compensation). Such changes to Mr. Lane’s compensation are left to the discretion of the Committee. Following Mr. Lane’s presentation of the tally sheets, the Committee determines appropriate changes in compensation for the upcoming year. Each year, the Committee approves the executive officers’ annual target bonuses (expressed in each case as a percentage of base salary) and the performance metrics and goals for annual incentive awards to be paid in respect of performance during such year. Certain elements of compensation (such as annual base salary and annual target bonus percentage) are set forth in employment agreements entered into between the company and certain executive officers. Decisions with respect to equity-based compensation awards granted to our named executive officers are made by the Committee, which may recommend such awards to the entire board of directors for final approval.

Role of Compensation Consultant

Pursuant to the Committee’s charter, the Committee has the power to retain or terminate compensation consultants and engage other advisors. In 2008, the Company engaged Hewitt Associates, a third-party global human resources consulting firm, to review and make recommendations with respect to the structure of our compensation programs, including executive compensation, following the business combination of McJunkin Corporation and Red Man Pipe & Supply Co. in October 2007. During this engagement Hewitt Associates worked with a team from the Company to review and assess compensation. The primary task of Hewitt Associates in 2008 was to assist the Company in successfully integrating the compensation programs of McJunkin Corporation and Red Man Pipe & Supply Co. As part of this process, Hewitt Associates reviewed existing McJunkin Corporation and Red Man compensation programs and made recommendations as to how such programs could be integrated based on its review and survey data. As part of Hewitt Associates’ integration work in 2008, an executive compensation specialist from Hewitt Associates advised the Committee regarding the appropriate allocation of executive compensation among each element of compensation using benchmark data. Certain recommendations from the Hewitt study were approved by the Compensation Committee. Starting on January 1, 2009, McJunkin Red Man implemented a new compensation program structure, which included integration of multiple heritage plans previously maintained by McJunkin Corporation and Red Man Pipe & Supply Co. The Committee did not engage Hewitt Associates or any other compensation consultant during 2009. In December 2010, the Committee engaged Meridian Compensation Partners, LLC (an independent consultant specializing in executive compensation) to formulate a report and make recommendations to the Committee regarding executive compensation during 2011, based on peer group and other market data, as well as industry trends and current practices.

Components of Executive Compensation

Our named executive officers for the fiscal year ended December 31, 2010 were Andrew R. Lane, James F. Underhill, Neil P. Wagstaff, Gary A. Ittner and Scott A. Hutchinson. In addition, the company has elected to also describe and disclose compensation earned by Rory M. Isaac and Stephen W. Lake, who are not named executive officers and who shall be referred to as “additional executive officers” throughout the executive compensation disclosure. The principal components of compensation for our named executive officers and the additional executive officers are:

•	Base salary;

•	Short-term incentive compensation;

•	Long-term equity compensation;

•	Retirement benefits; and

•	Perquisites and other personal benefits.

Base Salary

We provide our named executive officers and additional executive officers with base salary to compensate them for services rendered during the fiscal year. Base salary for executives (including the named executive officers and additional executive officers) is reviewed on an annual basis and is determined based on each executive’s position, responsibilities, performance, current compensation (both individually and as compared to other executives) and survey data. Each of Messrs. Lane, Underhill, Wagstaff and Lake is party to an employment agreement. The initial base salaries of these executive officers are set forth in their respective agreements, and are reviewed by the Committee annually and may be adjusted upward at the time of such review based on the factors described above.

Short-term Incentive Compensation

During the annual review of compensation plans, the Committee approves performance metrics and goals for annual incentive awards to be paid in respect of performance during the relevant performance period, including to our named executive officers and additional executive officers. As part of this review, the Committee approves target bonus percentages for persons eligible to receive annual incentive awards, subject to the terms of any employment agreements between the Company and executives. Each of the named executive officers and additional executive officers had a target annual bonus for the 2010 performance year equal to 100% of his annual base salary. The target annual bonus percentages for each of Messrs. Lane, Underhill, Wagstaff and Lake are set forth in their respective employment agreements with us. The Committee determined in early 2009 that all of our executive vice presidents (including Messrs. Ittner, Hutchinson and Isaac) should have annual target bonuses equal to 100% of annual base salary during 2009 due to the responsibilities and duties associated with these positions. The Committee determined that these target annual bonuses should also remain in effect during 2010. The payment of annual incentive awards for the 2010 performance year to our named executive officers and additional executive officers depended on the achievement of three weighted performance metrics. Those metrics for the named executive officers and additional executive officers were adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”); return on net assets (“RONA”), calculated as EBITDA divided by net assets; and individualized key performance indicators (“KPIs”). Achievement of goals with respect to EBITDA, RONA and KPIs constituted 70%, 20% and 10% of annual awards, respectively.

For the 2010 performance year, the EBITDA and RONA performance goals were determined by a budgeting process that involved an examination of our company’s markets, customers and general outlook with respect to 2010. The final budget was approved by our board of directors. 70% of annual incentive awards were earned based on achievement of EBITDA, 20% were earned based on achievement of RONA and 10% were earned based on achievement of KPIs applicable to the particular participant. The 2010 EBITDA and RONA performance goals related to the performance of the entire MRC organization. The 2010 EBITDA goal was $291,108,000 and the 2010 RONA goal was 24.4%. No awards were payable with respect to the EBITDA or RONA performance metrics unless at least 51% of the relevant performance goal was achieved. At 51% achievement of each such performance metric, there was a payout of 2% of each participant’s target annual incentive bonus related to such performance metric; this portion of the payout increased with respect to such performance metric in 2% increments for each additional percent of achievement up to full achievement of the relevant performance goal. Achievement of KPIs was determined on a discretionary basis. Upon full achievement of each of the performance metrics (EBITDA, RONA and KPIs), 100% of the target annual incentive bonus could be paid. In 2010, the maximum award payable to our named executive officers and additional executive officers was 115% of target if goals were exceeded. The achievement of the performance metrics is evaluated on an annual basis in connection with awards to the named executive officers and additional executive officers. In 2010, the Company failed to reach its full EBITDA and RONA goals, achieving actual results of $227,696,000 for EBITDA and 20.1% for RONA. The amount payable in respect of these two metrics was 52% of the annual target bonus (prior to application of performance attributable to KPIs). The Committee determined that the maximum achievable percentage of the annual awards for KPIs should be capped at a maximum of 5% for 2010 in recognition of the overall financial goals not being met.

KPIs for the named executive officers and additional executive officers are based on a set of projects and plans designed to align the executives’ activities with the strategic plans and financial goals of the Company for the relevant performance period, which are related to the functional responsibility of each executive’s position. As discussed above, KPIs for the named executive officers and additional executive officers normally comprise 10% of annual bonuses, but were capped at 5% for 2010. The following is a summary of the achievements by the named executive officers in 2010 with respect to their individual KPI goals. Andrew R. Lane led a growth focused plan which resulted in the company meeting consolidated revenue goals with stronger balance sheet positions for inventory management and debt reduction. Mr. Lane has also led improvements in business processes and more strategic account management plans for major customers in each of our two segments. Mr. Lane also engaged outside consultants to assess growth opportunities and strategies and furthered the growth potential and market position of the company by targeting strategic acquisitions of South Texas Supply and Dresser Oil Field Supply. In addition, Mr. Lane examined opportunities internally for more efficient operational structures and processes. James F. Underhill successfully met goals relating to the improvement of timely financial reporting as well as the preparation of public reporting documents on Forms 10-K, 10-Q, and 8-K. Mr. Underhill also made significant progress and achieved success with respect to internal audit capacity and the implementation of certain compliance measures as well as measurable improvement in the finance and accounting areas relating to process improvements and consolidation of accounting and financial reporting for all operating entities. Neil P. Wagstaff led efforts of our international segment to integrate global project and contract groups with the North American segment and expanded the capabilities of our international segment by opening a new facility in Singapore and a business development office in London. Mr. Wagstaff also managed the operational efficiency of our international segment by reducing expenses and divesting of non-core operations while maintaining attractive gross margin levels. Gary A. Ittner successfully managed our North American segment’s inventory and supply chain purchases. Mr. Ittner also integrated the activities of support functions, information technology, human resources, and business processes, safety and quality to address and organize process improvements and operational support for the company. Scott A. Hutchinson managed our North American segment’s strategic growth by expanding operations in the markets serving the oil and gas shale plays through target acquisitions in key North American geographic areas and the opening or relocation of branch operations. Mr. Hutchinson also furthered and enhanced the efficiency of operations through improved processes, strong leadership of operations management, and close cooperation with the executive team including the business development and administrative groups. Rory M. Isaac successfully streamlined the business development organization to align with market opportunities, strengthened the pricing organization increasing resources to maximize revenue potential as well as the development of a gross margin enhancement strategy, and led the negotiation and execution of new customer contracts and the renewal of existing customer contracts. Stephen W. Lake, as General Counsel, assisted in closing the sale of two acquisitions during 2010 as well as the closing of certain non core asset divestitures. Mr. Lake’s oversight and guidance was also instrumental in the development of processes and reporting as required for public companies and was responsible for the rollout of and training for key global policies including with respect to import/export policy, ethics, Foreign Corrupt Practices Act, Office of Foreign Assets Control and antitrust. Mr. Lake also implemented systems to track and review the terms of company contracts.

In respect of performance during 2010, Messrs. Lane, Underhill, Wagstaff, Ittner, Hutchinson and Lake were paid 57% of their target annual incentive bonus and Mr. Isaac was paid 56% of this target annual incentive bonus. The amounts paid to the named executive officers and additional executive officers as a result of their respective levels of performance are as follows: $399,000 for Mr. Lane; $285,000 for Mr. Underhill; $189,064 for Mr. Wagstaff; $213,750 for Mr. Ittner; $196,650 for Mr. Hutchinson; $210,000 for Mr. Isaac; and $213,750 for Mr. Lake.

Long-Term Equity Compensation

We believe that long-term equity compensation is important to assure that the interests of management remain aligned with those of stockholders. Since the GS Acquisition, however, the form of long-term equity compensation that has been granted to executives (including the named executive officers and additional executive officers) has evolved. In connection with the GS Acquisition and the Red Man Transaction, certain executives (including Messrs. Underhill, Ittner, Hutchinson, Isaac and Lake) were granted profits units in PVF Holdings LLC. The number of profits units awarded in connection with those transactions was determined based on various factors, including a consideration of what size award was required to adequately incentivize the executives (as part of the executives’ overall compensation package) and, most notably, negotiations between executives and our company as part of the overall negotiations relating to the GS Acquisition and the Red Man Transaction. Starting in 2008, our board of directors along with the Committee decided to grant executives equity compensation in the form of stock options in respect of our common stock and restricted common stock. Since that time, the board of directors has approved grants of stock options and restricted common stock to our executives periodically in its discretion. The reasoning behind the board of directors’ decision to grant equity awards to our named executive officers and additional executive officers is described in the discussion of the relevant equity grants in the subsection titled

“Stock Options and Restricted Stock” below. We do not currently have a formal policy regarding the timing of equity grants, although we are currently considering whether to adopt such a policy.

Profits Units

Profits units are governed by Articles III and VII of the Amended and Restated Limited Liability Company Agreement of PVF Holdings LLC dated as of October 31, 2007, and amended on December 18, 2007 and October 30, 2009 (the “PVF LLC Agreement”). Messrs. Underhill, Ittner, Hutchinson and Isaac were granted profits units in PVF Holdings LLC on January 31, 2007 and Mr. Lake was granted profits units in PVF Holdings LLC on January 7, 2008. Grantees who received profits units were not required to make any capital contribution in exchange for their profits units, which were awarded as compensation. Profits units have no voting rights, and PVF Holdings LLC may from time to time distribute its available cash to holders of profits units along with its other equity holders. Distributions by PVF Holdings LLC are made, first, to holders of common units (including restricted common units), pro rata in proportion to the number of such units outstanding at the time of distribution, until each holder has received an amount equal to such holder’s net aggregate capital contributions (for purposes of the PVF LLC Agreement) and, second, to holders of all units (including profits units) pro rata in proportion to the number of units outstanding at the time of such distribution. Please see the table titled “Outstanding Equity Awards at 2010 Fiscal Year-End” below for the number of profits units held by the named executive officers and additional executive officers as of December 31, 2010.

Pursuant to the PVF LLC Agreement, profits units generally become vested in one-third increments on each of the third, fourth and fifth anniversaries of the date of grant. In the event of a termination of employment other than for Cause (as defined in the PVF LLC Agreement), all unvested profits units will be forfeited. However, in the event of a termination for Cause, unless otherwise determined by the board of directors of PVF Holdings LLC, all profits units, whether vested or unvested, will be forfeited. In the event of a termination by reason of death or Disability (as defined in the PVF LLC Agreement), all unvested profits units will become vested and nonforfeitable. Also, in the event of a Transaction (as defined in the PVF LLC Agreement), all unvested profits units will become vested and nonforfeitable. The PVF LLC Agreement also specifies that profits units may be subject to different vesting schedules if approved by the board of directors of PVF Holdings LLC. The terms of the profits units held by Messrs. Underhill, Ittner, Hutchinson, Isaac and Lake, including the vesting schedules, are governed solely by the PVF LLC Agreement.

Stock Options and Restricted Stock

We maintain a restricted stock plan and a stock option plan (which has a sub-plan for participants residing in Canada). Pursuant to these plans, awards of restricted stock and stock options may be granted to key employees, directors and consultants of the Issuer and its subsidiaries and affiliates. The terms and conditions to which each award is subject are set forth in individual award agreements.

In connection with the hiring of Mr. Lane in September 2008, Mr. Lane purchased 170,218 shares of our common stock, and was granted stock options in respect of 1,758,929 shares of our common stock, with an exercise price of $17.63 (taking into account the October 2008 stock split). Mr. Lane’s options will become vested in equal installments on each of the second, third, fourth and fifth anniversaries of the date of grant, conditioned on continued employment through the applicable vesting date. Mr. Lane’s options are subject to pro-rata accelerated vesting in the event his employment is terminated (i) by us other than for Cause (as defined in his employment agreement), (ii) by Mr. Lane for Good Reason (as defined in his employment agreement) or (iii) by reason of Mr. Lane’s death or disability. In addition, Mr. Lane’s options will become fully vested and exercisable upon the occurrence of a Change in Control (as defined in his employment agreement). All of Mr. Lane’s stock options, whether vested or unvested, will be forfeited in the event his employment is terminated by us for Cause (as defined in the stock option plan). The grant of stock options to Mr. Lane was made as part of the Company’s offer of employment to Mr. Lane.

In February 2009, Mr. Lane was granted 50,000 shares of our restricted common stock. This restricted stock award becomes fully vested on the fifth anniversary of the date of grant, and is conditioned on continued employment through the vesting date. Mr. Lane’s restricted stock award will become fully vested in the event of a Transaction (as defined in the restricted stock agreement) or upon the termination of Mr. Lane’s employment due to his death or disability. All shares of restricted stock, whether vested or unvested, will be forfeited if his employment is terminated by us for Cause (as defined in the restricted stock plan). This grant of restricted stock was made to Mr. Lane to ensure the competitiveness of his total compensation package.

In June 2009, Mr. Lane transferred all common stock, restricted stock and stock options held by him in respect of the Issuer to Andy & Cindy Lane Family, L.P. for no consideration. The terms and conditions of the stock option and restricted stock awards, including conditions relating to Mr. Lane’s employment, continue to govern these awards following such transfer. In September 2009, the option exercise price of the stock options held by Andy & Cindy Lane Family, L.P. was reduced from $17.63 to $12.50, which is not less than the fair market value of our common stock as of the date of such amendment. This reduction in exercise price was made to maintain the incentive value of this award. In December 2009, in connection with the $2.9 million cash dividend paid by McJunkin Red Man Corporation to McJunkin Red Man Holding Corporation, the option exercise price of the stock options held by Andy & Cindy Lane Family, L.P. was reduced to $12.48.

In December 2009, Messrs. Underhill, Ittner, Hutchinson, Isaac and Lake were granted stock options and on April 1, 2010, Mr. Wagstaff was granted options, in each case that follow the generally applicable vesting schedule of three equal installments on the third, fourth and fifth anniversaries of the date of grant and are conditioned on continued employment through the applicable vesting date. These options will become fully vested and exercisable upon the occurrence of a Transaction (as defined in the stock option plan) or upon the termination of the executive’s employment due to death or Disability (as defined in the stock option plan). All stock options granted, whether vested or unvested, will be forfeited in the event of a termination of employment for Cause (as defined in the stock option plan). The stock option grants to Messrs. Underhill, Ittner, Isaac and Hutchinson were granted in efforts to achieve parity among executives with similar duties and responsibilities, and also as an added retention incentive. The grant of stock options to Mr. Wagstaff was made as part of the Company’s employment offer to Mr. Wagstaff and also as a retention incentive.

Retirement and Other Benefits

On December 31, 2007, we adopted the McJunkin Red Man Corporation Nonqualified Deferred Compensation Plan. Under the terms of the plan, select members of management and highly compensated employees may defer receipt of a specified amount or percentage of cash compensation, including annual bonuses. The plan was adopted in part to compensate certain participants for benefits forgone in connection with the GS Acquisition. Participants in this plan include Messrs. Underhill, Ittner, Hutchinson and Isaac. Pursuant to this plan, prior to 2009, McJunkin Red Man Corporation made predetermined annual contributions to each participant’s account, less any discretionary matching contributions made on behalf of the participant by our company to a defined contribution plan for such calendar year. The Committee resolved in 2009 that no further company contributions would be made to participant accounts under this plan. On August 10, 2010, this plan was frozen by resolution of the Committee. As of such date, no company contributions or participant deferral elections have been permitted and any existing participant deferral elections were cancelled. Amounts deferred by participants or contributed by the Company to accounts under the plan prior to August 10, 2010 shall continue to be governed by the applicable provisions of the plan.

If a participant’s account balance as of the beginning of a calendar year is less than $100,000, such balance will be credited quarterly with interest at the “Prime Rate” (as defined in the plan) plus 1%. If a participant’s account balance at the beginning of a calendar year is $100,000 or greater, the participant may choose between being credited quarterly with interest at the Prime Rate plus 1% or having his or her account deemed converted into a number of phantom common units of PVF Holdings LLC. If no investment election is made, a participant’s account will be credited quarterly with interest at the Prime Rate plus 1%. At December 31, 2010, Mr. Underhill had an account balance of $147,813, Mr. Ittner had an account balance of $126,698, Mr. Hutchinson had an account balance of $84,464 and Mr. Isaac had an account balance of $126,698. None of these executives elected to convert their balances into phantom common units. As of December 31, 2007, all existing participants were fully vested in their entire accounts, including contributions by McJunkin Red Man Corporation. People who became participants after December 31, 2007 are fully vested in their elective deferral amounts and will become vested in contributions by McJunkin Red Man Corporation as determined by the administrator of the plan. For additional information, please see the table titled “Nonqualified Deferred Compensation for 2010” below.

Participants receive the vested balance of their accounts, in cash, upon a Separation from Service (as defined in Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”)). Such amount is paid in three annual installments (with interest) commencing on January 1 of the second calendar year following the calendar year in which the Separation from Service occurs. In the event of a participant’s death or Permanent Disability (as defined in the plan), or upon a Change in Control (as defined in the plan) of McJunkin Red Man Corporation, the full amount of a participant’s account, vested and unvested, shall be paid within 30 days following such event to the participant’s beneficiary, in the case of death, or to the participant, in the case of Permanent Disability or a Change in Control. Notwithstanding the foregoing regarding the timing of payments, distributions to “specified employees” (as defined in Section 409A) may be required to be delayed in accordance with Section 409A.

Perquisites and Other Personal Benefits

The Committee reviews the perquisites and personal benefits provided to certain of the named executive officers and additional executive officers on an annual basis to ensure the reasonableness of such programs. Mr. Wagstaff is provided with an automobile allowance, which is the continuation of a perquisite provided prior to the acquisition of Transmark FCX. The aggregate value of perquisites and personal benefits currently provided to each of Messrs. Hutchinson, Isaac, Ittner and Underhill is less than $10,000. Messrs. Lane and Lake do not currently receive any perquisites or personal benefits.

In addition, our named executive officers and additional executive officers who have entered into employment agreements with the Issuer or an affiliate will be provided certain severance payments and benefits in the event of a termination of their employment under certain circumstances. These agreements are designed to promote stability and continuity of senior management. Additional information regarding payment under these severance provisions is provided below, in the section titled “Potential Payments upon Termination or a Change in Control.”

Relation among Various Components of Compensation

With respect to setting executive compensation amounts generally, since the Red Man Transaction, achieving parity among executives with similar duties and responsibilities has been an important goal as part of our integration process. In determining the amount of compensation of the executive officers attributable to each element of compensation, the Committee considers various factors, including the value of unvested outstanding equity awards, amount of base salary and target bonus. These segments, in total, are then viewed in light of competitiveness of the compensation package in the marketplace and the impact of the executive’s position on the success of the company.

Tax and Accounting Implications

All deferred compensation arrangements have been structured in a manner intended to comply with Section 409A.

Compensation Committee Interlocks and Insider Participation

During 2010, the Committee consisted of Rhys J. Best, Peter C. Boylan, III (appointed in November 2010), Christopher A.S. Crampton, John F. Daly, Harry K. Hornish, Jr. and Sam B. Rovit (appointed in May 2010), with Mr. Best serving as chairman. Mr. Hornish resigned from the board of directors in January 2011 and Mr. Rovit resigned from the board of directors in February 2011. No member of the Committee was an officer or employee of the Issuer or any of its subsidiaries during 2010 and no member of the Committee was formerly an officer of MRC or any of its subsidiaries. In addition, during 2010, none of our executive officers served as a member of a compensation committee or board of directors of any other entity an executive officer of which served as a member of our board.

Stock Ownership Guidelines

We do not have any formal policies regarding stock ownership by directors or officers. We believe that awards made pursuant to our long-term equity programs are sufficient to ensure that the interests of directors and officers remain aligned with those of stockholders.

Compensation Committee Report

The compensation committee reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the compensation committee recommended to our board of directors that the Compensation Discussion and Analysis be included in this Annual Report.

The Compensation Committee

Rhys J. Best
Peter C. Boylan, III
Christopher A.S. Crampton
John F. Daly

Risk in Relation to Compensation Programs

We have performed an internal review of all of our material compensation programs and have concluded that there are no plans that provide meaningful incentives for employees, including the named executive officers and additional executive officers, to take risks that would be reasonably likely to have a material adverse effect on us. Because our current compensation plans have an upside cap on the amount of incentive compensation that can be paid under such plan, risk of windfall or excessive compensation is negligible. This limit also has the effect of not encouraging operational or strategic decisions that expose the business to risk.

Summary Compensation Table for 2010

The following table sets forth certain information with respect to compensation earned during the fiscal year ended December 31, 2010 by our named executive officers and additional executive officers.

					Change in
			Non-Equity		Nonqualified
			Incentive Plan		Deferred	All Other
Name and			Compensation	Option Awards	Compensation	Compensation
Principal Position	Year	Salary ($)	($)(1)	($)(2)	Earnings ($)	($)(3)	Total ($)

Andrew R. Lane, Chairman, President and Chief Executive Officer	2010	700,000	399,000	—	—	12,422	1,111,422
James F. Underhill, Executive Vice President and Chief Financial Officer	2010	500,000	285,000	—	5,073	52,164	842,237
Neil P. Wagstaff, Executive Vice President — International Operations(4)	2010	331,691	189,064	276,225	—	88,816	885,796
Gary A. Ittner, Executive Vice President and Chief Administrative Officer	2010	375,000	213,750	—	4,348	74,812	667,910
Scott A. Hutchinson, Executive Vice President — North American Operations	2010	345,000	196,650	—	2,899	66,226	610,775
Rory M. Isaac, Executive Vice President — Business Development	2010	375,000	210,000	—	4,348	16,324	605,672
Stephen W. Lake, Executive Vice President and General Counsel	2010	375,000	213,750	—	—	11,479	600,229

(1)	The amounts in this column represent cash awards earned pursuant to the annual incentive performance metrics and goals approved by the Committee for the 2010 performance period. As a result of our company’s level of achievement with respect to its performance goals for fiscal year 2010, Messrs. Lane, Underhill, Wagstaff, Ittner, Hutchinson and Lake were paid 57% of their target annual incentive bonuses and Mr. Isaac was paid 56% of his target annual bonus. Please refer to the narrative following the table titled “Grants of Plan-Based Awards in Fiscal Year 2010” in the Compensation Discussion and Analysis for a discussion of the 2010 performance goals, including a discussion of the 5% maximum cap imposed on the portion of bonus attributable to individual performance in 2010.

(2)	Mr. Wagstaff was granted options to purchase company stock of McJunkin Red Man Holding Corporation on April 1, 2010. The amount in this column represents the grant date fair value of such option award calculated pursuant to ASC Topic 718. This option award will become vested in three equal installments on the third, fourth and fifth anniversaries of the date of grant and is conditioned on continued employment through the applicable vesting date. In addition, this option award will become fully vested and exercisable upon the occurrence of a Transaction (as defined in the stock option plan) or upon the termination of the executive’s employment due to death or Disability (as defined in the stock option plan). All stock options granted, whether vested or unvested, will be forfeited in the event of a termination of employment for Cause (as defined in the stock option plan).

(3)	Amounts in this column include (i) company matching contributions made to the McJunkin Red Man Corporation Retirement Plan $9,800 for Messrs. Lane, Ittner, Hutchinson and Lake and $8,800 for Messrs. Underhill and Isaac; and (ii) the imputed value for company provided group life insurance of $2,622, $4,902, $4,902, $4,902, $7,524 and $1,679 for Messrs. Lane, Underhill, Ittner, Hutchinson, Isaac and Lake, respectively; (iii) $38,462 for the value of unused vacation to Mr. Underhill; and (iv) relocation payments made to Messrs. Ittner and Hutchinson in accordance with company policy in the amounts of $60,110 and $51,524, respectively. Amounts in this column for Mr. Wagstaff include $3,415 for medical insurance, $37,539 for pension contributions and an auto allowance of $47,862.

(4)	All compensation amounts paid to Mr. Wagstaff were paid in British pounds sterling and have been converted into U.S. Dollars for purposes of the Summary Compensation Table and tables that follow based on the exchange rate £1 = $1.5609 as of December 31, 2010.

Grants of Plan-Based Awards in Fiscal Year 2010

				All Other Option
	Estimated Future Payouts Under Non-			Awards: Number of
	Equity Incentive Plan Awards			Securities	Exercise or Base
	Threshold	Target	Maximum	Underlying Options	Price of
Name	($)(1)	($)(2)	($)(2)	(#)	Option Awards ($)

Andrew R. Lane	14,000	700,000	805,000	—	—
James F. Underhill	10,000	500,000	575,000	—	—
Neil P. Wagstaff	6,633	331,691	381,445	87,413	11.44
Gary A. Ittner	7,500	375,000	431,250	—	—
Scott A. Hutchinson	6,900	345,000	396,750	—	—
Rory M. Isaac	7,500	375,000	431,250	—	—
Stephen W. Lake	7,500	375,000	431,250	—	—

(1)	Under the annual incentive performance metrics and goals approved by the Committee for the 2010 performance period, no portion of the awards based on EBITDA or RONA for each named executive officer and additional executive officer are payable unless there is at least 51% achievement of those performance goals. At 51% achievement of each such performance goal, there is a payout of 2% of a participant’s target annual incentive bonus with respect to the performance metric for which such achievement has occurred. The amounts in this column reflect 2% of the named executive officers’ and additional executive officers’ target annual incentive bonuses for 2010.

(2)	Payouts for the EBITDA and RONA performance goals increase in 2% increments for each additional percent of achievement beyond 51% up to full achievement of those annual goals. Upon full achievement of each of those performance goals and full achievement of KPIs, 100% of the target annual incentive bonus is paid. If performance goals are exceeded, the maximum payment is 115% of target annual incentive. The amounts in these columns reflect 100% and 115% of the named executive officers’ and additional executive officers’ target annual incentive bonuses for 2010.

Employment Agreements

Certain of the named executive officers and additional executive officers have entered into employment agreements with us. In addition to the terms of these agreements described below, the employment agreements provide for certain severance payments and benefits following a termination of employment under certain circumstances. These benefits are described below in the section titled “Potential Payments upon Termination or Change in Control.”

Andrew R. Lane

On September 10, 2008, McJunkin Red Man entered into an employment agreement with Andrew R. Lane as chief executive officer and member of the board of directors. This employment agreement has an initial term of five years, which will automatically be extended on September 10, 2013 and each subsequent anniversary thereof for one additional year, unless ninety days’ written notice of non-renewal is given by either party. Mr. Lane’s agreement provides for an initial base salary, to be reviewed annually, of $700,000, which may be adjusted upward at the discretion of the board of directors (or a committee thereof), and an annual cash bonus to be based upon individual and/or company performance criteria to be established for each fiscal year by our board of directors, with a target annual bonus of 100% of Mr. Lane’s base salary in effect at the beginning of the relevant fiscal year. Mr. Lane is subject to covenants prohibiting competition, solicitation of customers and employees and interference with business relationships during his employment and for eighteen months thereafter, and is also subject to perpetual restrictive covenants regarding confidentiality, non-disparagement and proprietary rights.

James F. Underhill

On December 3, 2009, McJunkin Red Man entered into an amended and restated employment agreement with James F. Underhill as executive vice president and chief financial officer, which replaced in its entirety the employment agreement entered into between Mr. Underhill, McJunkin Red Man Corporation and PVF Holdings LLC on December 4, 2006. The term of Mr. Underhill’s employment agreement will end on January 31, 2012. Mr. Underhill’s agreement provides for an initial base salary, to be reviewed annually, of $500,000, which may be adjusted upward at the discretion of the board of directors (or a committee thereof), and an annual cash bonus to be based upon individual and/or company performance criteria to be established for each fiscal year by the board of directors, with a target annual bonus of 100% of Mr. Underhill’s base salary in effect at the beginning of the relevant fiscal year.

Mr. Underhill is subject to covenants prohibiting competition, solicitation of customers and employees and interference with business relationships during his employment and for twelve months thereafter, and is also subject to perpetual restrictive covenants regarding confidentiality, non-disparagement and proprietary rights.

Neil P. Wagstaff

On September 10, 2009, Transmark Fcx Limited, a subsidiary of McJunkin Red Man Corporation, entered into an employment agreement with Neil P. Wagstaff as executive vice president of McJunkin Red Man Corporation. In addition, until December 31, 2010, Mr. Wagstaff also held the title of Chief Executive Officer of Transmark Fcx Limited. This employment agreement has an initial term ending on October 30, 2014. Mr. Wagstaff’s agreement provides for an initial base salary, to be reviewed annually, of £212,500 British pounds sterling, which may be adjusted upward at the discretion of the board of directors (or a committee thereof), and an annual cash bonus to be based upon individual and/or company performance criteria to be established for each fiscal year by the board of directors, with a target annual bonus of 100% of Mr. Wagstaff’s base salary in effect at the beginning of the relevant fiscal year. During 2010, Mr. Wagstaff’s annual base salary was £212,500 British pounds sterling.

Mr. Wagstaff is subject to covenants prohibiting competition, solicitation of customers and employees and interference with business relationships during his employment and for twelve months thereafter, and is also subject to perpetual restrictive covenants regarding confidentiality, non-disparagement and proprietary rights.

Stephen W. Lake

On December 26, 2007, PVF Holdings LLC and McJunkin Red Man Corporation entered into an employment agreement with Stephen W. Lake as general counsel. This employment agreement has an initial term ending on January 7, 2011, which was automatically extended on January 7, 2011 and will be automatically extended each subsequent anniversary for one additional year unless ninety days’ written notice of non-renewal is given by either party. Mr. Lake’s agreement provides for an initial base salary, to be reviewed annually, of $300,000, which may be adjusted upward at the discretion of the board of directors (or a committee thereof), and an annual cash bonus to be based upon individual and/or company performance criteria to be established for each fiscal year by the board of directors, with a target bonus of 100% of Mr. Lake’s base salary in effect at the beginning of the relevant fiscal year. During 2010, Mr. Lake’s annual base salary was $375,000.

Mr. Lake is subject to covenants prohibiting competition, solicitation of customers and employees and interference with business relationships during his employment and for twelve months thereafter, and is also subject to perpetual restrictive covenants regarding confidentiality, non-disparagement and proprietary rights.

Annual Incentive Awards

Please see the section of the Compensation Discussion and Analysis titled “Short-Term Incentive Compensation” for a discussion of the performance metrics and goals approved by the Committee for the 2010 performance year.

Outstanding Equity Awards at 2010 Fiscal Year-End

	Option Awards					Stock Awards(2)
	Number of	Number of					Number of
	Securities	Securities					Shares or Units	Market Value of
	Underlying	Underlying	Option		Option	Number of Shares	of Stock That	Shares or Units of
	Options	Options	Exercise		Expiration	or Units That Have	Have Not	Stock That Have Not
Name	Exercisable	Unexercisable(1)	Price ($)		Date	Vested (#)	Vested (#)	Vested ($)(3)

Andrew R. Lane	439,732	1,319,197	$12.48	(4)	9/10/18	—	50,000	375,500
James F. Underhill	—	43,706	$11.42	(4)	12/3/19	199.13	398.28	1,343,490
Neil P. Wagstaff	—	87,413	$11.44		10/30/19	—	—	—
Gary A. Ittner	—	43,706	$11.42	(4)	12/3/19	127.10	254.22	857,543
Scott A. Hutchinson	—	131,119	$11.42	(4)	12/3/19	55.08	110.15	371,561
Rory M. Isaac	—	43,706	$11.42	(4)	12/3/19	127.10	254.22	857,543
Stephen W. Lake	—	87,413	$11.42	(4)	12/3/19	—	127.10	428,738

(1)	The stock options granted to Mr. Lane (and currently held by Andy & Cindy Lane Family, L.P.) become vested in equal installments on each of the second, third, fourth and fifth anniversaries of the date of grant, conditioned on continued employment through the applicable vesting date. One-fourth of Mr. Lane’s options vested on September 10, 2010. Mr. Lane’s options are subject to pro-rata accelerated vesting in the event his employment is terminated (i) by McJunkin Red Man other than for Cause (as defined in his employment agreement), (ii) by Mr. Lane for Good Reason (as defined in his employment agreement or (iii) by reason of Mr. Lane’s death or Disability (as defined in his employment agreement). In addition, Mr. Lane’s options will become fully vested and exercisable upon the occurrence of a Change in Control (as defined in his employment agreement).

The stock options held by Messrs. Underhill, Wagstaff, Ittner, Hutchinson, Isaac and Lake will become vested in three equal installments on the third, fourth and fifth anniversaries of the date of grant, and are conditioned on continued employment through the applicable vesting date. These options will become fully vested and exercisable upon the occurrence of a Transaction (as defined in the stock option plan) or upon the termination of the executive’s employment due to death or Disability (as defined in the stock option plan).

(2)	For Mr. Lane, the amounts in these columns are in respect of an award of restricted stock made in February 2009 (and currently held by Andy & Cindy Lane Family, L.P.). For Messrs. Underhill, Ittner, Hutchinson, Isaac and Lake, the amounts in these columns are in respect of grants of profits units in PVF Holdings LLC made to Messrs. Underhill, Ittner, Hutchinson and Isaac in 2007 and to Mr. Lake in 2008. Profits units held by Messrs. Underhill, Ittner, Hutchinson, Isaac and Lake become vested in equal increments on each of the third, fourth and fifth anniversaries of the date of grant, subject to accelerated vesting in the event of certain terminations of employment or a Transaction (as defined in the PVF LLC Agreement). Messrs. Underhill, Ittner, Hutchinson and Isaac became vested in 33.33% of their profits units on January 31, 2010.

(3)	The market value of Mr. Lane’s restricted stock is based on a per share value of the company’s stock of $7.51 as of December 31, 2010. The market value of unvested profits units is based on the value of profits units in PVF Holdings LLC as of December 31, 2010, which was $3,373.23 per unit.

(4)	In September 2009, the option exercise price of the stock options held by Andy & Cindy Lane Family, L.P. was reduced from $17.63 to $12.50, which is not less than the fair market value of our common stock as of the date of such amendment. In December 2009, in connection with the $2.9 million cash dividend paid by McJunkin Red Man Corporation to McJunkin Red Man Holding Corporation, the option exercise price for Mr. Lane’s options reduced to $12.48. Also in connection with the December 2009 cash dividend, options granted to Messrs. Underhill, Ittner, Hutchinson, Isaac and Lake were reduced from $11.44 to $11.42.

Option Exercises and Stock Vested During 2010

	Stock Awards
	Number of Shares That	Value Realized on
Name	Became Vested (#)(1)	Vesting ($)(2)

Andrew R. Lane	—	—
James F. Underhill	199.13	828,952
Neil P. Wagstaff	—	—
Gary A. Ittner	127.10	529,101
Scott A. Hutchinson	55.08	229,291
Rory M. Isaac	127.10	529,101
Stephen W. Lake	—	—

(1)	This column reflects the number of profits units in PVF LLC that became vested on January 31, 2010.

(2)	The value realized upon the vesting of profits units on January 31, 2010 is based on the value of profits units in PVF Holdings LLC as of January 31, 2010, which was $4,162.87 per unit.

Nonqualified Deferred Compensation for 2010

	Registrant	Aggregate Balance at
	Contributions in Last	Last Fiscal Year End
Name	Fiscal Year ($)(1)	($)

Andrew R. Lane	—	—
James F. Underhill	5,073	147,814
Neil P. Wagstaff	—	—
Gary A. Ittner	4,348	126,698
Scott A. Hutchinson	2,899	84,464
Rory M. Isaac	4,348	126,698
Stephen W. Lake	—	—

(1)	No contributions were made by our company to participant accounts under the McJunkin Red Man Nonqualified Deferred Compensation Plan in 2010. However, during 2010 the accounts of the named executive officers with accounts under such plan were credited with interest in accordance with the plan.

Please see the section of the Compensation Discussion and Analysis titled “Retirement and Other Benefits” for a discussion of the terms and conditions of the McJunkin Red Man Corporation Nonqualified Deferred Compensation Plan.

Potential Payments upon Termination or Change in Control

Each of the named executive officers and additional executive officers would be entitled to certain payments and benefits following a termination of employment under certain circumstances and upon a change in control. These benefits are summarized below. The amounts of potential payments and benefits reflected in the tables below assume that the relevant trigger event (termination of employment or a change in control, as applicable) took place on December 31, 2010.

The narrative and tables below describe our obligations to each of the named executive officers and additional executive officers pursuant to their employment agreements (in the case of Messrs. Lane, Underhill, Wagstaff and Lake) as well as pursuant to other compensatory arrangements.

Voluntary Separation

In the event of a voluntary separation from employment by a named executive officer or additional executive officer, all unvested profits units in PVF Holdings LLC and all stock option and restricted stock awards in respect of McJunkin Red Man common stock held by such executive would be forfeited. As of December 31, 2010, all stock options held by Messrs. Underhill, Wagstaff, Ittner, Hutchinson, Isaac and Lake were unvested, all restricted stock held by Mr. Lane was unvested, and 75% of options held by Mr. Lane were unvested. As of December 31, 2010, profit units held by Messrs. Underhill, Ittner, Hutchinson and Isaac were one-third vested and all profits units held by Mr. Lake were unvested. The fully vested accounts in the McJunkin Red Man Corporation Nonqualified Deferred Compensation Plan held by Messrs. Underhill, Ittner, Hutchinson and Isaac would become payable (subject to the requirements of Section 409A). In addition, each named executive officer and additional executive officer would be paid the value of any accrued but unused vacation time as of December 31, 2010.

		Deferred
	Accrued	Compensation
Name	Obligations ($)(1)	Account Balance ($)	Total ($)

Andrew R. Lane	75,385	—	75,385
James F. Underhill	57,692	147,814	205,506
Neil P. Wagstaff	15,308	—	15,308
Gary A. Ittner	50,481	126,698	177,179
Scott A. Hutchinson	39,808	84,464	124,272
Rory M. Isaac	43,269	126,698	169,967
Stephen W. Lake	27,404	—	27,404

(1)	These amounts represent accrued but unused vacation time as of December 31, 2010.

Termination Not for Cause and Termination for Good Reason

The employment agreements to which Messrs. Lane, Underhill, Wagstaff and Lake are parties provide that if their employment is terminated other than for “Cause” or “Disability” (as such terms are defined in the agreements) or if they resign for “Good Reason” (as such term is defined in the agreements), they are entitled to the following severance payment and benefits:

•	All accrued, but unpaid, obligations (including, but not limited to, salary, bonus, expense reimbursement and vacation pay);

•	In the case of Messrs. Lane and Wagstaff, monthly payments equal to 1/12 of base salary at the rate in effect immediately prior to termination and 1/12 target annual bonus for 18 months following termination. In the case of Messrs. Underhill and Lake, continuation of base salary for 12 months following termination, at the rate in effect immediately prior to termination;

•	Continuation of medical benefits for 18 months for Messrs. Lane and Wagstaff and 12 months for Messrs. Underhill and Lake or, in each case (except in the case of Mr. Wagstaff), until such earlier time as the executive becomes eligible for medical benefits from a subsequent employer;

•	A pro-rata annual bonus for the fiscal year in which termination occurs, based on actual performance through the end of the fiscal year; and

•	Solely in the case of Mr. Lane, a pro-rata portion of the stock options granted to him, which are currently held by Andy & Cindy Lane Family, L.P., would become vested. However, the restricted stock granted to Mr. Lane, which is currently held by Andy & Cindy Lane Family, L.P., would be forfeited.

The payments and the provision of benefits described in this paragraph are generally subject to the execution of a release and compliance with restrictive covenants prohibiting competition, solicitation of employees and interference with business relationships during employment and thereafter during the applicable restriction period. These restrictions apply to each of Messrs. Lane, Underhill, Wagstaff and Lake during their employment and for 18 months following termination for Messrs. Lane and Wagstaff, and for 12 months following termination for Messrs. Underhill and Lake. In addition, Messrs. Lane, Underhill, Lake and Wagstaff are subject to perpetual restrictive covenants regarding confidentiality, non-disparagement and proprietary rights.

As of December 31, 2010, all stock options held by Messrs. Underhill, Wagstaff, Ittner, Hutchinson, Isaac and Lake were unvested, all restricted stock held by Mr. Lane was unvested and 75% of options held by Mr. Lane were unvested. As of December 31, 2010, profits units held by Messrs. Underhill, Ittner, Hutchinson and Isaac were one-third vested and all profits units held by Mr. Lake were unvested. The vesting schedules of these profits units, stock options and shares of restricted stock are described in the narrative following the table titled “Outstanding Equity Awards at 2010 Fiscal Year End.” In the event of a termination of employment by us without Cause (as defined in their respective agreements) or upon an executive’s resignation for Good Reason (as defined in their respective agreements), the profits units held by Messrs. Underhill, Ittner, Hutchinson, Isaac and Lake that are currently unvested would be forfeited pursuant to the PVF LLC Agreement.

The fully vested account in the McJunkin Red Man Corporation Nonqualified Deferred Compensation Plan held by certain named executive officers and additional executive officers would become payable (subject to the requirements of Section 409A) upon a termination by us of such executive officer’s employment other than for Cause or a termination of employment by such executive officer for Good Reason.

In addition, each named executive officer and additional executive officers would also be paid the value of any accrued but unused vacation time as of December 31, 2010.

					Value of	Deferred
	Accrued		Pro Rata	Value of	Accelerated	Compensation
	Obligations	Base Salary	Incentive	Medical	Vesting of	Account
	($)(1)	Continuation ($)	($)(2)	Benefits ($)	Equity ($)(3)	Balance ($)	Total ($)

Andrew R. Lane	75,385	1,050,000	399,000	28,062	0	—	1,552,447
James F. Underhill	57,692	500,000	285,000	18,708	0	147,814	1,009,214
Neil P. Wagstaff	15,308	497,536	189,064	5,122	0	—	707,030
Gary A. Ittner	50,481	—	213,750	—	0	126,698	390,929
Scott A. Hutchinson	39,808	—	196,650	—	0	84,464	320,922
Rory M. Isaac	43,269	—	210,000	—	0	126,698	379,967
Stephen W. Lake	27,404	375,000	213,750	18,708	0	—	634,862

(1)	These amounts represent accrued but unused vacation time as of December 31, 2010.

(2)	Each of the named executive officers and additional executive officers has an annual target bonus of 100% of annual base salary in effect at the beginning of the relevant fiscal year. Assuming a termination date of December 31, 2010, each of Messrs. Lane, Underhill, Wagstaff, Ittner, Hutchinson and Lake would be entitled to receive 57% of his target annual incentive bonus and Mr. Isaac would be entitled to receive 56% of his target annual bonus.

3)	In the case of Mr. Lane, the amount in this column represents the value of the pro-rata acceleration of the vesting of his stock options. Because the exercise price of these options is $12.48 per share, which was above the per share value of the company’s stock as of December 31, 2010, which was $7.51, there would be no value realized upon this accelerated vesting. The restricted stock award granted to Mr. Lane would not be subject to accelerated vesting under these circumstances. In the case of Messrs. Underhill, Ittner, Hutchinson, Isaac and Lake, all of their unvested profits units held as of December 31, 2010 would be forfeited as of such date. Additionally, because the exercise price of awarded options is $11.42 for Messrs. Underhill, Ittner, Hutchinson, Isaac and Lake and $11.44 for Mr. Wagstaff, there would be no value realized upon this accelerated vesting.

Termination by Us for Cause

Upon a termination by us for Cause (as defined in the stock option plan), pursuant to the applicable award agreements, stock options held by Messrs. Lane, Underhill, Wagstaff, Ittner, Hutchinson, Isaac and Lake and restricted stock held by Mr. Lane, whether vested or unvested, would in each case be forfeited immediately for no consideration. Under these circumstances, the profits units held by Messrs. Underhill, Ittner, Hutchinson, Isaac and Lake whether or not vested, would also be forfeited immediately for no consideration.

In addition, as described in the narrative above following the table titled “Nonqualified Deferred Compensation for 2010,” the fully vested accounts in the McJunkin Red Man Corporation Nonqualified Deferred Compensation Plan would become payable (subject to the requirements of Section 409A). Each named executive officer and additional executive officer would also be paid the value of any accrued but unused vacation time as of December 31, 2010.

		Deferred
	Accrued	Compensation
	Obligations	Account
Name	($)(1)	Balance ($)	Total ($)

Andrew R. Lane	75,385	—	75,385
James F. Underhill	57,692	147,814	205,506
Neil P. Wagstaff	15,308	—	15,308
Gary A. Ittner	50,481	126,698	177,179
Scott A. Hutchinson	39,808	84,464	124,272
Rory M. Isaac	43,269	126,698	169,967
Stephen W. Lake	27,404	—	27,404

(1)	These amounts represent accrued but unused vacation time as of December 31, 2010.

Termination due to Death or Disability

Pursuant to the employment agreements with Messrs. Lane, Underhill, Wagstaff and Lake, upon a termination of employment due to death or disability, they (or their beneficiaries) would be entitled to receive a pro-rata portion of the annual bonus for the fiscal year in which termination occurs, based on actual performance through the end of the fiscal year.

Pursuant to the applicable award agreements, all unvested stock options and restricted stock awards granted to the named executive officers and additional executive officers would become fully vested in the event of a termination due to death or Disability (as defined in the applicable plan). Pursuant to the PVF LLC Agreement, all unvested profits units held by Messrs. Underhill, Ittner, Hutchinson, Isaac and Lake would become fully vested and nonforfeitable in the event of a termination due to death or Disability (as defined in the PVF LLC Agreement). In the event of termination due to death or Permanent Disability (as such term is defined in the McJunkin Red Man Nonqualified Deferred Compensation Plan), the full amount of each account, whether or not vested, would be payable. Each named executive officer and additional executive officer (or their beneficiaries) would also be paid the value of any accrued but unused vacation time as of December 31, 2010.

		Value of	Deferred
	Accrued	Accelerated	Compensation
	Obligations	Vesting of	Account
Name	($)(1)	Equity ($)(2)	Balance ($)	Total ($)

Andrew R. Lane	75,385	375,500	—	450,885
James F. Underhill	57,692	1,343,490	147,814	1,548,996
Neil P. Wagstaff	15,308	—	—	15,308
Gary A. Ittner	50,481	857,543	126,698	1,034,722
Scott A. Hutchinson	39,808	371,561	84,464	495,833
Rory M. Isaac	43,269	857,543	126,698	1,027,510
Stephen W. Lake	27,404	428,738	—	456,142

(1)	These amounts represent accrued but unused vacation time as of December 31, 2010.

(2)	In the case of Mr. Lane, the amount in this column includes the value of the pro-rata acceleration of the vesting of his unvested stock options and the full acceleration of vesting of his entire restricted stock award. Because the exercise price of his options is $12.48 per share, which was above the per share value of the company’s stock as of December 31, 2010, which was $7.51, there would be no value realized upon this accelerated vesting. The value of the accelerated vesting of Mr. Lane’s restricted stock is based on the per share value of the company’s stock as of December 31, 2010, which was $7.51. In the case of Messrs. Underhill, Ittner, Hutchinson, Isaac and Lake, all of their profits units and stock options, and in the case of Mr. Wagstaff, stock options, held as of December 31, 2010 would become fully vested as of such date. With respect to profits units, the value realized upon such acceleration is based on the value of profits units in PVF Holdings LLC as of December 31, 2010, which was $3,373.23 per unit. With respect to options, because the exercise price of their options is $11.42 per share for Messrs. Underhill, Ittner, Hutchinson, Isaac and Lake, and $11.44 per share for Mr. Wagstaff, which was above the per share value of the company’s stock as of December 31, 2010, which was $7.51, there would be no value realized upon this accelerated vesting.

Change in Control

The PVF LLC Agreement provides that in the event of a Transaction (as defined in the PVF LLC Agreement), profits units will become fully vested and nonforfeitable. This accelerated vesting of the profits units was negotiated as part of the PVF LLC Agreement in connection with overall negotiations relating to the GS Acquisition. The PVF LLC Agreement defines “Transaction” as (i) any event which results in the GSCP Members (as defined in the PVF LLC Agreement) and its or their Affiliates (as defined in the PVF LLC Agreement) ceasing to directly or indirectly beneficially own, in the aggregate, at least 35% of the equity interests of McJunkin Red Man Corporation that they beneficially owned directly or indirectly as of January 31, 2007; or (ii) in a single transaction or a series of related transactions, the occurrence of the following event: a majority of the outstanding voting power of PVF Holdings LLC, McJunkin Red Man Holding Corporation or McJunkin Red Man Corporation, or substantially all of the assets of McJunkin Red Man Corporation, shall have been acquired or otherwise become beneficially owned, directly or indirectly, by any Person (as defined in the PVF LLC Agreement) (other than any Member (as defined in the PVF LLC Agreement) on the effective date of the PVF LLC Agreement or any of its or their affiliates, or PVF Holdings LLC or any of its affiliates) or any two or more Persons (other than any Member on the date of the PVF LLC Agreement or any of its or their affiliates, or McJunkin Red Man Corporation or any of its affiliates) acting as a partnership, limited partnership, syndicate or other group, entity or association acting in concert for the purpose of voting, acquiring, holding or disposing of the voting power of PVF Holdings LLC, McJunkin Red Man Holding Corporation or McJunkin Red Man Corporation; it being understood that, for this purpose, the acquisition or beneficial ownership of voting securities by the public shall not be an acquisition or constitute beneficial ownership by any Person or Persons acting in concert. The table below assumes that a Transaction as so defined has occurred.

The McJ Holding Corporation 2007 Stock Option Plan and the McJ Holding Corporation 2007 Restricted Stock Plan, pursuant to which stock options and restricted stock have been granted to our named executive officers and additional executive officers, provide that in the event of a Transaction (as defined in the applicable plan), outstanding stock options and restricted stock shall become fully vested (and exercisable in the case of options). The definition of “Transaction” in each of the plans is the same as that set forth in the PVF LLC Agreement. The table below assumes that a Transaction as so defined has occurred.

Pursuant to the McJunkin Red Man Corporation Nonqualified Deferred Compensation Plan, the full amount of a participant’s account becomes vested to the extent not already vested upon a Change in Control and shall be paid within thirty days of such Change in Control. The plan defines “Change in Control” as, in a single transaction or a series of related transactions, the occurrence of the following event: a majority of the outstanding voting power of PVF Holdings LLC, McJunkin Red Man Holding Corporation or McJunkin Red Man Corporation, or substantially all of the assets of McJunkin Red Man Corporation, shall have been acquired or otherwise become beneficially owned, directly or indirectly, by any Person (as defined in the plan) (other than any Member (as defined in the PVF LLC Agreement) or any of its or their affiliates, or PVF Holdings LLC or any of its affiliates) or any two or more Persons (other than any Member or any of its or their affiliates, or PVF Holdings LLC or any of its affiliates) acting as a partnership, limited partnership, syndicate or other group, entity or association acting in concert for the purpose of voting, acquiring, holding or disposing of the voting power of PVF Holdings LLC, McJunkin Red Man Holding Corporation or McJunkin Red Man Corporation; it being understood that, for this purpose, the acquisition or beneficial ownership of voting securities by the public shall not be an acquisition or constitute beneficial ownership by any Person or Persons acting in concert. The table below assumes that a Change in Control as so defined has occurred. The accelerated vesting of accounts under the McJunkin Red Man Corporation Nonqualified Deferred Compensation Plan in the event of a Change in Control does not provide an extra benefit to the named executive officers with accounts because each of their accounts was fully vested as of the effective date of the plan, which was December 31, 2007.

		Value of	Deferred
	Accrued	Accelerated	Compensation
	Obligations	Vesting of	Account
Name	($)(1)	Equity ($)(2)	Balance ($)	Total ($)

Andrew R. Lane	75,385	375,500	—	450,885
James F. Underhill	57,692	1,343,490	147,814	1,548,996
Neil P. Wagstaff	15,308	—	—	15,308
Gary A. Ittner	50,481	857,543	126,698	1,034,722
Scott A. Hutchinson	39,808	371,561	84,464	495,833
Rory M. Isaac	43,269	857,543	126,698	1,027,510
Stephen W. Lake	27,404	428,738	—	456,142

(1)	These amounts represent accrued but unused vacation time as of December 31, 2010.

(2)	In the case of Mr. Lane, all restricted stock and unvested stock options he held as of December 31, 2010 would become fully vested as of such date. Because the exercise price of his options is $12.48 per share, which was above the per share value of the company’s stock as of December 31, 2010, which was $7.51, there would be no value realized upon this accelerated vesting. The value of the accelerated vesting of Mr. Lane’s restricted stock is based on the per share value of the company’s stock as of December 31, 2010, which was $7.51. In the case of Messrs. Underhill, Wagstaff, Ittner, Hutchinson, Isaac and Lake, all of the profits units and stock options they held as of December 31, 2010 would become fully vested as of such date. With respect to profits units, the value realized upon such acceleration is based on the value of profits units in PVF Holdings LLC as of December 31, 2010, which was $3,373.23 per unit. With respect to options, because the exercise price of their options is $11.42 per share, which was above the per share value of the company’s stock as of December 31, 2010, which was $7.51, there would be no value realized upon this accelerated vesting.

Non-Employee Director Compensation

As compensation for their services on our board of directors, each non-employee director is paid an annual cash fee of $100,000. No additional cash fees are paid in respect of service on board committees. In addition, many of our directors have received equity compensation awards at the time of their appointment to our board of directors and at such other times as the Committee and the board of directors has deemed appropriate. All directors are also reimbursed for travel expenses and other out-of-pocket costs incurred in connection with their attendance at meetings.

Director Compensation for 2010

	Fees Earned or	Stock Awards	Option Awards	All Other
Name	Paid in Cash ($)	($)(1)	($)	Compensation ($)	Total ($)

Leonard M. Anthony	100,000	—	14,510	—	114,510
Rhys J. Best	100,000	—	14,510	—	114,510
Peter C. Boylan, III	50,000	—	—	—	50,000
Henry Cornell(2)	—	—	—	—	—
Christopher A.S. Crampton(2)	—	—	—	—	—
John F. Daly(2)	—	—	—	—	—
Harry K. Hornish, Jr.	100,000	—	—	—	100,000
Craig Ketchum	100,000	—	—	—	100,000
Gerard P. Krans	100,000	—	14,510	—	114,510
Dr. Cornelis A. Linse	75,000	—	29,017	—	104,017
John A. Perkins	100,000	—	—	—	100,000
Sam B. Rovit	100,000	—	—	—	100,000
H.B. Wehrle, III	100,000	—	—	—	100,000

(1)	The following table indicates the aggregate number of shares of our common stock subject to outstanding option awards and the number of stock awards held by our non-employee directors as of December 31, 2010:

		Stock Awards
Name	Stock Options (#)(a)	(#)

Leonard M. Anthony	22,415	7,300	(b)
Rhys J. Best	43,525	—
Peter C. Boylan, III	38,131	—
Craig Ketchum	—	381.31	(c)
Gerard P. Krans	5,394	—
Dr. Cornelis A. Linse	10,787	—
John A. Perkins	8,741	—
Sam B. Rovit	34,497	—
H.B. Wehrle, III	—	381.31	(c)

(a)	All stock options held by directors were granted pursuant to the McJ Holding Stock Option Plan. Stock options held by directors vest in equal increments on each of the third, fourth and fifth anniversaries of the date of grant or in equal increments on each of the second, third, fourth and fifth anniversaries of the date of grant. Vesting of all options is conditioned on continued service and subject to accelerated vesting under certain circumstances, including termination of service by reason of death or disability or the occurrence of a Transaction (as defined in the plan).

(b)	The restricted stock held by Mr. Anthony was granted pursuant to the McJ Holding Restricted Stock Plan and will vest on the fifth anniversary of the date of grant, conditioned on continued service and subject to accelerated vesting under certain circumstances including termination of service by reason of death or disability or the occurrence of a Transaction (as defined in the plan).

(c)	Reflects profits units in PVF Holdings LLC held by Messrs. Ketchum and Wehrle. Pursuant to the PVF LLC Agreement, these profits units generally become vested in one-third increments on each of the third, fourth and fifth anniversaries of the date of grant. Also, in the event of a Transaction (as defined in the PVF LLC Agreement), all unvested profits units will become vested and nonforfeitable. In addition, the letter agreements entered into between Mr. Ketchum and McJunkin Red Man on December 22, 2008 and between Mr. Wehrle and McJunkin Red Man Holding Corporation on September 24, 2008 provide for accelerated vesting in additional circumstances. Pursuant to Mr. Ketchum’s letter, his profits units will become fully vested and no longer subject to forfeiture in the event that his service as Chairman of the

Issuer’s board of directors and as a member of the Issuer’s board of directors is terminated for any reason. Pursuant to Mr. Wehrle’s letter, his profits units will become fully vested and no longer subject to forfeiture in the event of the termination of his service as Chairman of the board of directors of PVF Holdings LLC and as a member of the Issuer’s board of directors for any reason.

(2)	Each of these directors served on our board of directors during 2010, but generally did not receive any cash compensation for such services.

Compensation Committee Interlocks and Insider Participation

Our compensation committee is comprised of Rhys J. Best, Peter C. Boylan, III, Christopher A.S. Crampton and John F. Daly. Mr. Daly is a managing director in the Principal Investment Area of Goldman Sachs & Co. and Mr. Crampton is a vice president in the Principal Investment Area of Goldman Sachs & Co. For a description of our company’s transactions with Goldman Sachs & Co. and certain of its affiliates, see Item 13, “Certain Relationships and Related Party Transactions — Transactions with the Goldman Sachs Funds”. No interlocking relationship exists between our board or compensation committee and the board of directors or compensation committee of any other company.

PRINCIPAL STOCKHOLDERS

The following table presents, as of March 1, 2011, information regarding beneficial ownership of common stock of McJunkin Red Man Holding Corporation by:

•	each director of McJunkin Red Man Holding Corporation;

•	each named executive officer of McJunkin Red Man Holding Corporation;

•	each stockholder known by us to beneficially hold five percent or more of the common stock of McJunkin Red Man Holding Corporation; and

•	all of the executive officers and directors as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of the date of this prospectus are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise indicated, the business address for each of our beneficial owners is c/o McJunkin Red Man Holding Corporation, 2 Houston Center, 909 Fannin, Suite 3100, Houston, Texas 77010.

	Shares Beneficially Owned
Name and Address	Number	Percent

PVF Holdings LLC(1)	168,428,052	99.7%
The Goldman Sachs Group, Inc.(1)	168,428,052	99.7%
200 West Street New York, New York 10282
Andrew R. Lane(2)	220,218	*
James F. Underhill(3)	—	—
Stephen W. Lake(4)	—	—
Gary A. Ittner(5)	—	—
Rory M. Isaac(6)	—	—
Scott A. Hutchinson(7)	—	—
Neil P. Wagstaff(8)	—	—
Leonard M. Anthony(9)	35,669	*
Rhys J. Best(10)	—	—
Peter C. Boylan III(11)
Henry Cornell(1)	168,428,052	99.7%
Christopher A.S. Crampton(1)	—	—
John F. Daly(1)	168,428,052	99.7%
Craig Ketchum(12)	—	—
Gerard P. Krans(13)	—	—
Dr. Cornelis A. Linse(14)	21,575	*
John A. Perkins(15)	43,706	*
H.B. Wehrle, III(16)	—	—
All directors and executive officers, as a group (20 persons)(17)	168,749,220	99.8%

*	Less than 1%.

(1)	PVF Holdings LLC directly owns 168,428,052 shares of common stock. GS Capital Partners V Fund, L.P., GS Capital Partners V Offshore Fund, L.P., GS Capital Partners V GmbH & Co. KG, GS Capital Partners V

Institutional, L.P., GS Capital Partners VI Fund, L.P., GS Capital Partners VI Offshore Fund, L.P., GS Capital Partners VI Parallel, L.P., and GS Capital Partners VI GmbH & Co. KG (collectively, the “Goldman Sachs Funds”) are members of PVF Holdings LLC and own common units of PVF Holdings LLC. The Goldman Sachs Funds’ common units in PVF Holdings LLC correspond to 102,386,912 shares of common stock. The Goldman Sachs Group, Inc., and Goldman, Sachs & Co. may be deemed to beneficially own indirectly, in the aggregate, all of the common stock owned by PVF Holdings LLC because (i) affiliates of Goldman, Sachs & Co. and The Goldman Sachs Group, Inc. are the general partner, managing general partner, managing partner, managing member or member of the Goldman Sachs Funds and (ii) the Goldman Sachs Funds control PVF Holdings LLC and have the power to vote or dispose of all of the common stock of the company owned by PVF Holdings LLC. Goldman, Sachs & Co. is a direct and indirect wholly owned subsidiary of The Goldman Sachs Group, Inc. Goldman, Sachs & Co. is the investment manager of certain of the Goldman Sachs Funds. Shares of common stock that may be deemed to be beneficially owned by the Goldman Sachs Funds that correspond to the Goldman Sachs Funds’ common units of PVF Holdings LLC consist of: (1) 28,820,018 shares of common stock deemed to be beneficially owned by GS Capital Partners V Fund, L.P. and its general partner, GSCP V Advisors, L.L.C., (2) 14,887,217 shares of common stock deemed to be beneficially owned by GS Capital Partners V Offshore Fund, L.P. and its general partner, GSCP V Offshore Advisors, L.L.C., (3) 9,882,779 shares of common stock deemed to be beneficially owned by GS Capital Partners V Institutional, L.P. and its general partner, GS Advisors V, L.L.C., (4) 1,142,616 shares of common stock deemed to be beneficially owned by GS Capital Partners V GmbH & Co. KG and its managing limited partner, GS Advisors V, L.L.C., (5) 22,244,574 shares of common stock deemed to be beneficially owned by GS Capital Partners VI Fund, L.P. and its general partner, GSCP VI Advisors, L.L.C., (6) 18,502,254 shares of common stock deemed to be beneficially owned by GS Capital Partners VI Offshore Fund, L.P. and its general partner, GSCP VI Offshore Advisors, L.L.C., (7) 6,116,878 shares of common stock deemed to be beneficially owned by GS Capital Partners VI Parallel, L.P. and its general partner, GS Advisors VI, L.L.C., and (8) 790,572 shares of common stock deemed to be beneficially owned by GS Capital Partners VI GmbH & Co. KG and its managing limited partner, GS Advisors VI, L.L.C. Henry Cornell and John F. Daly are managing directors of Goldman, Sachs & Co. Mr. Cornell, Mr. Daly, The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. each disclaims beneficial ownership of the shares of common stock owned directly or indirectly by PVF Holdings LLC and the Goldman Sachs Funds, except to the extent of their pecuniary interest therein, if any.

(2)	Mr. Lane owns no shares of common stock directly. Mr. Lane owns 170,218 shares of common stock, 50,000 shares of restricted common stock and options to purchase 1,758,929 shares of our common stock at an exercise price of $12.48 through a limited partnership. The options were granted to Mr. Lane on September 10, 2008 and will generally vest in one-fourth annual increments on the second, third, fourth and fifth anniversaries of the date of grant. The restricted common stock was granted to Mr. Lane on February 24, 2009 and will generally become fully vested on the fifth anniversary of the date of grant.

(3)	Mr. Underhill owns no shares of common stock directly. Mr. Underhill owns 25,706 shares indirectly through his ownership of common units in PVF Holdings LLC. Mr. Underhill does not have the power to vote or dispose of shares of common stock that correspond to his ownership of common units in PVF Holdings LLC and thus does not have beneficial ownership of such shares. Mr. Underhill also owns profits units in PVF Holdings LLC. These profits units do not give Mr. Underhill beneficial ownership of any shares of our common stock because they do not give Mr. Underhill the power to vote or dispose of any such shares. Mr. Underhill also owns options to purchase 43,706 shares of our common stock at an exercise price of $11.42. The date of grant of Mr. Underhill’s options was December 3, 2009. These options will generally vest in equal increments on the third, fourth and fifth anniversaries of the date of grant.

(4)	Mr. Lake owns no shares of common stock directly. Mr. Lake owns 25,706 shares indirectly through his ownership of common units in PVF Holdings LLC. Mr. Lake does not have the power to vote or dispose of shares of common stock that correspond to his ownership of common units in PVF Holdings LLC and thus does not have beneficial ownership of such shares. Mr. Lake also owns profits units in PVF Holdings LLC. These profits units do not give Mr. Lake beneficial ownership of any shares of our common stock because they do not give Mr. Lake the power to vote or dispose of any such shares. Mr. Lake also owns options to purchase 87,413 shares of our common stock at an exercise price of $11.42. The date of grant of Mr. Lake’s options was

December 3, 2009. These options will generally vest in equal increments on the third, fourth and fifth anniversaries of the date of grant.

(5)	Mr. Ittner owns no shares of common stock directly. Mr. Ittner owns 12,798 shares indirectly through his ownership of common units in PVF Holdings LLC. Mr. Ittner does not have the power to vote or dispose of shares of common stock that correspond to his ownership of common units in PVF Holdings LLC and thus does not have beneficial ownership of such shares. Mr. Ittner also owns profits units in PVF Holdings LLC. These profits units do not give Mr. Ittner beneficial ownership of any shares of our common stock because they do not give Mr. Ittner the power to vote or dispose of any such shares. Mr. Ittner also owns options to purchase 43,706 shares of our common stock at an exercise price of $11.42. The date of grant of Mr. Ittner’s options was December 3, 2009. These options will generally vest in equal increments on the third, fourth and fifth anniversaries of the date of grant.

(6)	Mr. Isaac owns no shares of common stock directly. Mr. Isaac owns 64,101 shares indirectly through his ownership of common units in PVF Holdings LLC. Mr. Isaac does not have the power to vote or dispose of shares of common stock that correspond to his ownership of common units in PVF Holdings LLC and thus does not have beneficial ownership of such shares. Mr. Isaac also owns profits units in PVF Holdings LLC. These profits units do not give Mr. Isaac beneficial ownership of any shares of our common stock because they do not give Mr. Isaac the power to vote or dispose of any such shares. Mr. Isaac also owns options to purchase 43,706 shares of our common stock at an exercise price of $11.42. The date of grant of Mr. Isaac’s options was December 3, 2009. These options will generally vest in equal increments on the third, fourth and fifth anniversaries of the date of grant.

(7)	Mr. Hutchinson owns no shares of common stock directly. Mr. Hutchinson owns 25,706 shares indirectly through his ownership of common units in PVF Holdings LLC. Mr. Hutchinson does not have the power to vote or dispose of shares of common stock that correspond to his ownership of common units in PVF Holdings LLC and thus does not have beneficial ownership of such shares. Mr. Hutchinson also owns profits units in PVF Holdings LLC. These profits units do not give Mr. Hutchinson beneficial ownership of any shares of our common stock because they do not give Mr. Hutchinson the power to vote or dispose of any such shares. Mr. Hutchinson also owns options to purchase 131,119 shares of our common stock at an exercise price of $11.42. The date of grant of Mr. Hutchinson’s options was December 3, 2009. These options will generally vest in equal increments on the third, fourth and fifth anniversaries of the date of grant.

(8)	Mr. Wagstaff owns no shares of common stock directly. Mr. Wagstaff owns 1,551,291 shares indirectly through his ownership of common units in PVF Holdings LLC. Mr. Wagstaff does not have the power to vote or dispose of shares of common stock that correspond to his ownership of common units in PVF Holdings LLC and thus does not have beneficial ownership of such shares. Mr. Wagstaff also owns options to purchase 87,143 shares of our common stock at an exercise price of $11.44. The date of grant of Mr. Wagstaff’s options was April 1, 2010. These options will generally vest in equal increments on the third, fourth and fifth anniversaries of the date of grant.

(9)	Mr. Anthony owns 28,369 shares of common stock and 7,300 shares of restricted common stock directly. Mr. Anthony also owns options to purchase 17,021 shares of our common stock at an exercise price of $12.48 and options to purchase 5,394 shares of our common stock at an exercise price of $9.27. The dates of the grants of Mr. Anthony’s options were October 3, 2008 and May 12, 2010, respectively. The options for 17,021 shares will generally vest in one-third annual increments on the third, fourth and fifth anniversaries of the date of grant. The options for 5,394 shares will generally vest in one-fourth annual increments on the second, third, fourth and fifth anniversaries of the date of grant. The date of grant of Mr. Anthony’s restricted common stock was September 10, 2009. This restricted common stock will generally become vested on the fifth anniversary of the date of grant.

(10)	Mr. Best owns no shares of common stock directly. Mr. Best owns 63,991 shares indirectly due to his limited liability company’s ownership of common units in PVF Holdings LLC. Mr. Best does not have the power to vote or dispose of shares of common stock that correspond to such limited liability company’s ownership of common units in PVF Holdings LLC and thus does not have beneficial ownership of such shares. Mr. Best also owns options to purchase 38,131 shares of our common stock at an exercise price of $4.81 and options to purchase 5,394 shares of our common stock at an exercise price of $9.27. The dates of the grants for the options were December 24, 2007 and May 12, 2010, respectively. The options for 38,131 shares will generally vest in equal annual increments on each of December 1, 2010, 2011 and 2012. The options for 5,394 shares will generally vest in one-fourth annual increments on the second, third, fourth and fifth anniversaries of the date of grant.

(11)	Mr. Boylan owns no shares of common stock directly. Mr. Boylan owns 127,982 shares indirectly through his ownership of common units in PVF Holdings LLC. Mr. Boylan does not have the power to vote or dispose of shares of common stock that correspond to his ownership of common units in PVF Holdings LLC and thus does not have beneficial ownership of such shares. Mr. Boylan also owns options to purchase 38,131 shares of our common stock at an exercise price of $4.81. The date of grant for the options was December 24, 2007. The options will generally vest in one-third annual increments on the third, fourth and fifth anniversaries of the date of grant.

(12)	Mr. Ketchum owns no shares of common stock directly. Mr. Ketchum owns common units in PVF Holdings LLC both directly and through a limited liability company which correspond to 5,648,791 shares of common stock. Mr. Ketchum does not have the power to vote or dispose of shares of common stock that correspond to his ownership or his limited liability company’s ownership of common units in PVF Holdings LLC and thus does not have beneficial ownership of such shares. Mr. Ketchum also owns profits units in PVF Holdings LLC. These profits units do not give Mr. Ketchum beneficial ownership of any shares of our common stock because they do not give Mr. Ketchum the power to vote or dispose of any such shares.

(13)	Mr. Krans owns no shares of common stock directly. Mr. Krans owns 10,600,489 shares indirectly through his ownership of common units in PVF Holdings LLC. Mr. Krans does not have the power to vote or dispose of shares of common stock that correspond to his ownership of common units in PVF Holdings LLC and thus does not have beneficial ownership of such shares. Mr. Krans also owns options to purchase 5,394 shares of our common stock at an exercise price of $9.27. The date of grant of Mr. Krans’ options was May 12, 2010. The options will generally vest in one-fourth annual increments on the second, third, fourth and fifth anniversaries of the date of grant.

(14)	Dr. Linse owns 21,575 shares of common stock directly. Dr. Linse also owns options to purchase 10,787 shares of our common stock at an exercise price of $9.27. The date of grant of Dr. Linse’s options was May 12, 2010. The options will generally vest in one-fourth annual increments on the second, third, fourth and fifth anniversaries of the date of grant.

(15)	Mr. Perkins owns 43,706 shares of common stock directly. Mr. Perkins also owns options to purchase 8,741 shares of our common stock at an exercise price of $11.42. The date of grant of Mr. Perkins’s options was December 3, 2009. These options will generally vest in one-fourth annual increments on the second, third, fourth and fifth anniversaries of the date of grant.

(16)	Mr. Wehrle owns no shares of common stock directly. Mr. Wehrle owns 2,607,138 shares through his ownership of common units in PVF Holdings LLC. Mr. Wehrle does not have the power to vote or dispose of shares of common stock that correspond to his ownership of common units in PVF Holdings LLC and thus does not have beneficial ownership of such shares. Mr. Wehrle also owns profits units in PVF Holdings LLC. These profits units do not give Mr. Wehrle beneficial ownership of any shares of our common stock because they do not give Mr. Wehrle the power to vote or dispose of any such shares.

(17)	The number of shares of common stock owned by all directors and executive officers, as a group, reflects (i) all shares of common stock directly owned by PVF Holdings LLC, with respect to which Henry Cornell and John F. Daly may be deemed to share beneficial ownership, (ii) 170,218 shares of unrestricted common stock and 50,000 shares of restricted common stock held indirectly by Andrew R. Lane, the chairman, president and chief executive officer and a director of McJunkin Red Man Holding Corporation through a limited partnership, (iii) 28,369 shares of unrestricted common stock and 7,300 shares of restricted common stock held directly by Leonard Anthony, a director of McJunkin Red Man Holding Corporation; (iv) 21,575 shares of unrestricted common stock held directly by Dr. Cornelis A. Linse, a director of McJunkin Red Man Holding Corporation; and (v) 43,706 shares of unrestricted common stock held directly by John Perkins, a director of McJunkin Red Man Holding Corporation.

The following table sets forth, as of the date hereof, the number of common units and profits units of PVF Holdings LLC held by each of the directors, executive officers and beneficial owners of more than five percent of the common stock of McJunkin Red Man Holding Corporation.

	Common Units	Profits Units
	Owned Directly	Owned Directly or
Name of Beneficial Owner	or Indirectly	Indirectly

The Goldman Sachs Funds	203,365.2099	—
Andrew R. Lane	—	—
James F. Underhill	51.0592	597.3853
Stephen W. Lake	51.0592	127.1033
Gary A. Ittner	25.6386	381.3098
Rory M. Isaac	127.3212	381.3098
Scott A. Hutchinson	51.0592	165.2342
Neil P. Wagstaff	3,081.2400	—
Leonard M. Anthony	—	—
Rhys J. Best	127.1033	—
Peter C. Boylan III	254.2065	—
Henry Cornell	—	—
Christopher A.S. Crampton	—	—
John F. Daly	—	—
Craig Ketchum	11,219.8688	381.3098
Gerard P. Krans	21,055.1400	—
Dr. Cornelis A. Linse	—	—
John A. Perkins	—	—
H.B. Wehrle, III	5,128.1093	381.3098
The Goldman Sachs Funds and all of our directors and executive officers, as a group	244,537.0152	2,414.9620
Other holders of common units of PVF Holdings, LLC, as a group	90,001.8910	2,707.2994
Total	334,538.9062	5,122.2614

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

This section describes related party transactions between McJunkin Red Man Holding Corporation and its directors, executive officers and 5% stockholders and their immediate family members that occurred during the years ended December 31, 2008, December 31, 2009 and December 31, 2010.

Transactions with the Goldman Sachs Funds

Certain affiliates of The Goldman Sachs Group, Inc., including GS Capital Partners V Fund, L.P., GS Capital Partners VI Fund, L.P. and related entities, or the Goldman Sachs Funds, are the majority owners of PVF Holdings LLC, our parent company.

May 2008 Dividend

On May 22, 2008, McJunkin Red Man Corporation borrowed $25 million in revolving loans under its revolving credit facility and distributed the proceeds of the loans to McJunkin Red Man Holding Corporation. On the same date, McJunkin Red Man Holding Corporation borrowed $450 million in term loans under its term loan facility and distributed the proceeds of the term loans, together with the proceeds of the revolving loans, to its stockholders, including PVF Holdings LLC. PVF Holdings LLC used the proceeds from the dividend to fund distributions to members of PVF Holdings LLC in May 2008. The Goldman Sachs Funds were paid $311,722,411.39 in such distribution.

LaBarge Acquisition

On October 9, 2008, we acquired LaBarge Pipe & Steel Company. In connection with the LaBarge Acquisition, McJunkin Red Man Corporation paid an affiliate of the Goldman Sachs Funds a $1.6 million merger and acquisition advisory fee.

Transmark Acquisition

On October 30, 2009, we acquired Transmark Fcx Group B.V., now known as MRC Transmark Group B.V. (“Transmark”). In connection with the acquisition of Transmark, McJunkin Red Man Corporation agreed to pay to an affiliate of the Goldman Sachs Funds a €4.0 (US$6.0) million merger and acquisition advisory fee.

Revolving Credit Facilities

Goldman Sachs Credit Partners L.P., an affiliate of Goldman, Sachs & Co., or Goldman Sachs, is one of the lenders under our new asset-based revolving credit facility and was a lender under our prior revolving credit facility and our Term Loan Facility and Junior Term Loan Facility. Goldman Sachs Credit Partners was also a co-lead arranger and joint bookrunner under our prior revolving credit facility and was a co-lead arranger and joint bookrunner under our Term Loan Facility and Junior Term Loan Facility and was also the syndication agent under the Term Loan Facility and the Junior Term Loan Facility.

We paid a $4.4 million fee to Goldman Sachs Credit Partners in May 2008 in connection with the Junior Term Loan Facility, a fee of $0.5 million to Goldman Sachs Credit Partners in June 2008 in connection with the $50 million upsizing of our prior revolving credit facility and a fee of $2 million to Goldman Sachs Credit Partners in October 2008 in connection with the $100 million upsizing of our prior revolving credit facility.

Notes Offerings

Under the registration rights agreement, we agreed to file a “market-making” prospectus in order to enable Goldman Sachs to engage in market-making activities for the notes. Goldman Sachs was a joint book-running manager for our December 2009 and February 2010 notes offerings and received fees of $9.5 million in connection with serving in this capacity.

Transactions with USI Southwest

In January 2010, we engaged Anco Insurance Services of Houston, Inc. (doing business as USI Southwest), an affiliate of the Goldman Sachs Funds, to provide insurance brokerage services to McJunkin Red Man Holding Corporation and its subsidiaries. During the year ended December 31, 2010, we paid USA Southwest $2.2 million for these services.

Transactions with Kinder Morgan Energy Partners, L.P.

On September 1, 2009, we entered into a Supply Agreement with Kinder Morgan Energy Partners, L.P., an affiliate of the Goldman Sachs Funds, pursuant to which we have agreed to provide maintenance, repair and operating supplies and related products for an initial term expiring on December 31, 2014. In connection with services provided to Kinder prior to the entry of the Supply Agreement, we received $40.9 million in the year ended December 31, 2008, $15.5 million in the year ended December 31, 2009 and $13.7 million in the year ended December 31, 2010.

Transactions with Cobalt, Coffeyville, Energy Future Holdings and CCS

Cobalt International Energy LP (“Cobalt”), Coffeyville Resources Refining & Marketing, LLC (“Coffeyville”), Luminant Generation Company LLC, Luminant Mining Company LLC and Oncor Electric Delivery Company LLC (together with Luminant Generation Company LLC and Luminant Mining Company LLC, “Energy Future Holdings”), and CCS Corporation (“CCS”), affiliates of the Goldman Sachs Funds, are customers of our company. Our sales to Cobalt were $0.5 million in 2008, $1.3 million in 2009 and $6.1 million in 2010. Our sales to Coffeyville were $0.5 million in 2008, $0.1 million in 2009 and $0.2 million in 2010. Our sales to Energy Future Holdings were $0.3 million in 2008, $0.5 million in 2009 and $4.1 million in 2010. Our sales to CCS were $0.5 million in 2008, $0.5 million in 2009 and $0.4 million in 2010.

Transactions with Prideco

We lease certain equipment and buildings from Prideco, LLC, an entity owned by Craig Ketchum (a member of our board of directors and our former president and chief executive officer) and certain of his immediate family members. Craig Ketchum owns a 25% interest in Prideco, LLC. We paid Prideco, LLC an aggregate rental amount of approximately $3.3 million in the year ended December 31, 2008, $2.4 million in the year ended December 31, 2009, and $1.5 million in the year ended December 31, 2010.

Under four separate real property leases, we lease office and warehouse space for the wholesale distribution of pipe, valves and fittings from Prideco, LLC. The total rental amount under these leases was approximately $0.1 million in the year ended December 31, 2008, $0.1 million in the year ended December 31, 2009, and $0.1 million in the year ended December 31, 2010. The location of the leased property, monthly rent in 2010, term, expiration date, square footage of the leased premises and renewal option for each of these leases are included in the table below:

	Monthly 2010			Square
Location	Rent	Term	Expiration	Feet	Renewal Option

Artesia, NM	$2,200	5 years	May 31, 2013	8,750	One five-year renewal option
Lovington, NM	$2,350	3 years	September 30, 2012	6,000	Open option to renew
Tulsa, OK	$3,000	3 years	March 31, 2012	7,980	One five-year renewal option
Woodward, OK	$3,500	5 years	July 31, 2012	6,000	None

Additionally, under one master lease, Prideco, LLC leases approximately 430 trucks, cars and sports utility vehicles to us. All of these vehicles are used in our operations. Under the master lease, most vehicles are leased for a term of 36 months. The total rental amount under this lease was approximately $3.1 million in the year ended December 31, 2008, $2.3 million in the year ended December 31, 2009 and $1.4 million in the year ended December 31, 2010.

We believe the rental amounts under our leases with Prideco, LLC are generally comparable to market rates negotiable among unrelated third parties.

Transactions with Hansford Associates Limited Partnership

McJunkin Red Man Corporation leases certain land and buildings from Hansford Associates Limited Partnership, a limited partnership in which H. B. Wehrle, III (a member of the board of directors of McJunkin Red Man Holding Corporation), E. Gaines Wehrle (a former member of the board of directors of McJunkin Red Man Holding Corporation), Stephen D. Wehrle (a former executive officer of McJunkin Red Man Holding Corporation) and certain of their immediate family members are limited partners. Together, these three persons and their immediate family members have a 50% ownership interest in the limited partnership. McJunkin Red Man Corporation paid Hansford Associates Limited Partnership an aggregate rental amount of approximately $2.5 million in the year ended December 31, 2008, $2.5 million in the year ended December 31, 2009 and $2.5 million in the year ended December 31, 2010.

We believe that the rental amounts under McJunkin Red Man Corporation’s leases with Hansford Associates Limited Partnership are generally comparable to market rates negotiable among unrelated third parties.

Transactions with Appalachian Leasing Company

McJunkin Red Man Corporation leases certain land and buildings from Appalachian Leasing Company, an entity in which David Fox, III, a former executive officer of McJunkin Red Man Holding Corporation, and certain of Mr. Fox’s immediate family members have an ownership interest. Mr. Fox and his immediate family members have a 67.5% ownership interest in Appalachian Leasing Company. McJunkin Red Man Corporation paid Appalachian Leasing Company an aggregate rental amount of approximately $0.2 million in the year ended December 31, 2008, $0.2 million in the year ended December 31, 2009 and $0.2 million in the year ended December 31, 2010. Under two separate leases, McJunkin Red Man Corporation leases office and warehouse space for the wholesale distribution of pipe, valves and fittings from Appalachian Leasing Company. The location of the leased property, monthly rent as of December 2010, term, expiration date, square footage of the leases premises and renewal option for each of these leases are included in the table below:

	Monthly Rent
	as of			Square
Location	December 2010	Term	Expiration	Feet	Renewal Option

Hurricane, WV	$10,005	3 years	December 31, 2013	17,350	Four three-year renewal options
Corbin, KY	$4,473	3 years	May 31, 2012	8,000	None

We believe that the rental amounts under McJunkin Red Man Corporation’s leases with Appalachian Leasing Company are generally comparable to market rates negotiable among unrelated third parties.

Transactions with Executive Officers and Directors

Under the terms of the merger agreement for the GS Acquisition, McJunkin Red Man Corporation is required to use its commercially reasonable efforts promptly following the closing of the merger to sell certain of its assets (the “Non-Core Assets”) for cash and to distribute 95% of the net proceeds of such sales, less 40% of taxable gains, to McJunkin Red Man Corporation’s shareholders of record immediately prior to the merger, including H.B. Wehrle, III. The remaining Non-Core Asset that has not yet been sold is certain real property located in Charleston, West Virginia, including a building. At December 31, 2010, this asset had a net book value of approximately $1.4 million. McJunkin Red Man Corporation is currently in the process of selling this remaining Non-Core Asset.

In connection with the GS Acquisition, on December 4, 2006 we entered into an indemnity agreement with certain former shareholders of McJunkin Red Man Corporation, including H.B. Wehrle, III and Stephen D. Wehrle. Under the indemnity agreement, certain former shareholders of McJunkin Red Man Corporation agreed to jointly and severally indemnify (i) McJunkin Red Man Corporation, (ii) McJunkin Red Man Holding Corporation and (iii) the wholly owned subsidiary of McJunkin Red Man Holding Corporation which merged with and into McJunkin Red Man Corporation in connection with the GS Acquisition, and their respective shareholders, members, partners, officers, directors, employees, attorneys, accountants, affiliates, agents, other advisors and successors, from and against all costs incurred by such indemnified parties relating to the holding and disposition of certain of the Non-Core Assets, and the distribution of net proceeds with respect to such disposition, to the extent the costs for each Non-Core Asset exceeds the net proceeds received in the sale of such asset.

Additionally, the indemnity agreement provided that from and after the effective time of the merger that was consummated in connection with the GS Acquisition, the indemnifying shareholders would jointly and severally indemnify the indemnified parties for (i) any amounts paid or payable by McJunkin Red Man Corporation or any of its subsidiaries to any of its officers, directors or employees in excess of $965,000 in the nature of any “stay-pay bonuses” as a result of the merger, other than payments to certain specific employees, and (ii) any failure to properly withhold any amounts required to be withheld by McJunkin Red Man Corporation or any of its subsidiaries relating to stay-pay bonuses or any similar such payments (which indemnity only applied to withholding obligations that arose before the effective time of the merger on January 31, 2007).

May 2008 Dividend

Certain members of our management team and certain current and former members of our board of directors are members of PVF Holdings LLC and therefore participated in PVF Holdings LLC’s cash distributions to its members in May 2008. See “— Transactions with the Goldman Sachs Funds — May 2008 Dividend” above. The table below sets forth the proceeds of the distributions paid to the account of the profits units and common units held by our current and former executive officers and directors who are members of PVF Holdings LLC:

	Proceeds from Distributions	Proceeds from Distributions
Name	Paid on Common Units	Paid on Profits Units	Total

Randy K. Adams	$6,131.28	$48,420.00	$54,551.28
Rhys J. Best(1)	$194,826.51	—	$194,826.51
Peter C. Boylan, III(2)	$389,653.01	—	$389,653.01
David Fox, III(3)	$1,975,013.20	—	$1,975,013.20
Ken Hayes	$82,772.33	$16,140.00	$98,912.33
Harry K. Hornish, Jr	$584,479.57	—	$584,479.57
Scott A. Hutchinson	$78,264.60	$20,982.00	$99,246.60
Rory M. Isaac	$195,160.51	$48,420.00	$243,580.51
Russell L. Isaacs	$137,300.00	—	$137,300.00
Gary A. Ittner	$39,299.30	$48,420.00	$87,719.30
Craig Ketchum(4)	$17,198,047.58	$48,420.00	$17,246,467.58
Kent Ketchum(5)	$6,878,317.54	$24,210.00	$6,902,527.54
Stephen W. Lake	$78,264.59	$16,140.00	$94,404.59
Jeffrey Lang	$38,965.30	$48,420.00	$87,385.30
Diana D. Morris	$19,482.65	—	$19,482.65
Dennis Niver	$333.99	$32,280.00	$32,613.99
Dee Paige	$77,930.60	$72,630.00	$150,560.60
James F. Underhill	$78,264.60	$75,858.00	$154,122.60
E. Gaines Wehrle(6)	$7,306,083.68	—	$7,306,083.68
H.B. Wehrle, III	$7,860,472.35	$48,420.00	$7,908,892.35
Stephen D. Wehrle	$6,627,379.72	$24,210.00	$6,651,589.72
Michael H. Wehrle	$7,095,097.13	—	$7,095,097.13
Martha G. Wehrle	$870,319.63	—	$870,319.63
Other Wehrle Family Members(7)	$34,345,051.67	—	$34,345,051.67

	Proceeds from Distributions	Proceeds from Distributions
Name	Paid on Common Units	Paid on Profits Units	Total

Other Ketchum Family Members(8)	$19,238,151.48	—	$19,238,151.48
All executive officers, directors and their immediate family members	$111,395,062.82	$572,970.00	$111,968,032.82

(1)	Mr. Best holds common units in PVF Holdings LLC through a limited liability company which he controls.

(2)	Mr. Boylan holds common units in PVF Holdings LLC through a limited liability company which he owns and controls.

(3)	The $1,975,013.20 that is indicated as being distributed on account of Mr. Fox’s common units (including common units) was distributed to a trust established by Mr. Fox. Of this sum, $993,087.61 was distributed with respect to common units and $81,345.60 was paid as a tax distribution with respect to restricted common units. The balance of this sum ($900,579.99) relates to proceeds of the dividend distributed with respect to restricted common units which are being held by PVF Holdings LLC subject to vesting of the restricted common units.

(4)	Craig Ketchum was paid $17,197,713.60 in proceeds with respect to common units held by a limited liability company which he controls. Craig Ketchum received $333.99 in proceeds with respect to common units that he holds directly.

(5)	Kent Ketchum was paid $6,877,983.55 in proceeds with respect to common units held by a limited liability company which he controls. Kent Ketchum received $333.99 in proceeds with respect to common units that he holds directly.

(6)	The $7,306,083.68 that is indicated as being distributed with respect to Mr. Wehrle’s common units was distributed to a trust established by Mr. Wehrle.

(7)	As used in this table, “Other Wehrle Family Members” include the immediate family members of H.B. Wehrle, III, E. Gaines Wehrle, Stephen D. Wehrle and Michael H. Wehrle.

(8)	As used in this table, “Other Ketchum Family Members” include the immediate family members of Craig Ketchum and Kent Ketchum.

Transactions Involving Europump

On July 1, 2007, Midfield acquired from Europump Systems Inc. (“Europump”) its sales and distribution business for oilfield service equipment in Western Canada (the “Europump Supply Business”). As partial consideration for this acquisition, Midfield entered into a profit-sharing arrangement with Europump pursuant to which Europump was to receive certain profit participation payments from Midfield in respect of the Europump Supply Business. Midfield also agreed to make profit participation payments to Europump in respect of certain additional oilfield supply and service stores, either owned or contemplated to be acquired by Midfield from consignment vendors, and located in Western Canada. Certain employees of Midfield own a portion of Europump. The expense we recognized for the aggregate profit participation for Europump was approximately $1.1 million in the year ended December 31, 2010.

In connection with the acquisition of the Europump Supply Business, we entered into a five-year distribution agreement with Europump effective as of July 1, 2007. Under this agreement, Midfield was appointed as a non-exclusive distributor of certain Europump products in Western Canada. Our purchases from Europump under this agreement were approximately $23 million in the year ended December 31, 2008, $10 million in the year ended December 31, 2009 and $28 million in the year ended December 31, 2010. Under this agreement, we also provide warranty services to Europump in relation to Europump products sold by Midfield and any consignees of Midfield. Further, we also provide warranty services in relation to Europump product sold by other vendors in our distribution area under the distribution agreement. We are reimbursed for our expenses for providing these warranty services, and in circumstances where the product was sold by a vendor other than Midfield or a consignee thereof, we also earn commissions. Midfield received an aggregate amount of approximately $0.4 million in the year ended December 31, 2008, $0.6 million in the year ended December 31, 2009 and $0.8 million in the year ended December 31, 2010 from Europump pursuant to this distribution agreement.

Registration Rights Agreement

Pursuant to the Amended and Restated Registration Rights Agreement, dated as of October 31, 2007, as amended, by and among PVF Holdings LLC, the Goldman Sachs Funds and certain holders of common units of PVF Holdings LLC, PVF Holdings LLC may be required to register the sale of common units held by the Goldman Sachs Funds. Under the Amended and Restated Registration Rights Agreement, the Goldman Sachs Funds have the right to request that PVF Holdings LLC use its reasonable best efforts to register the sale of common units held by the Goldman Sachs Funds on its behalf on up to five occasions. The Goldman Sachs Funds’ right to demand registration is subject to certain limitations, including PVF Holdings LLC’s right to decline to cause a registration statement for a demand registration to be declared effective within 180 days after the effective date of any of our other registration statements. In addition, the Goldman Sachs Funds and certain holders of common units of PVF Holdings LLC that are party to the Amended and Restated Registration Rights Agreement and their respective transferees, will have the ability to exercise certain piggyback registration rights. The Amended and Restated Registration Rights Agreement also includes provisions dealing with allocation of securities included in registration statements, registration procedures, indemnification, contribution and allocation of expenses.

Management Stockholders Agreement

Each holder of a stock option and/or restricted stock award, including the members of the board of directors of McJunkin Red Man Holding Corporation who have received awards, is a party to a management stockholders agreement. Employees or directors that purchase common stock of McJunkin Red Man Holding Corporation must also become a party to the management stockholders agreement. The management stockholders agreement sets forth the terms and conditions governing common stock of McJunkin Red Man Holding Corporation, including vested restricted stock and shares of common stock received upon the exercise of stock option awards.

The management stockholders agreement provides that upon the termination of a shareholder’s employment with McJunkin Red Man Holding Corporation or its affiliates (including, in the case of a non-employee member of our board of directors, the termination of his or her service on our board), McJunkin Red Man Holding Corporation may exercise its right to purchase from shareholder (or his or her permitted transferee) all or a portion of the shareholder’s vested restricted stock, common stock received upon the exercise of the shareholder’s stock options, and/or common stock purchased by the shareholder. In the event of a termination by the company or its affiliates for cause (as defined in the management stockholders agreement), the call option price would be the lesser of (i) the fair market value on the date of repurchase (determined in accordance with the management stockholders agreement) or (ii) the price paid for the stock by such shareholder. Under all other circumstances, the call option price would be the fair market value of the stock subject to the call option on the date of repurchase (determined in accordance with the management stockholders agreement). Prior to the consummation of an initial public offering of our common stock, if PVF Holdings LLC proposes to (i) transfer common stock to any person who is not its affiliate or (ii) effect an Exit Event (as defined in the management stockholders agreement), PVF Holdings LLC may require shareholders to transfer a proportionate number of their shares of common stock to such person. In such event, shareholders would receive the same price for their common stock as PVF Holdings LLC receives for its common stock and would be required to pay for a proportionate share of all transaction expenses.

Other than as described above in this section, the management stockholders agreement prohibits the transfer of any shares of common stock of McJunkin Red Man Holding Corporation (including vested shares restricted stock) by a shareholder, other than following the death of such holder pursuant to the terms of any trust or will of the deceased or by the laws of intestate succession.

Our directors hold various equity interests in respect of our shares of common stock. Andrew R. Lane, Leonard Anthony, Cornelis Linse and John Perkins hold shares of our common stock that they have purchased for fair market value; Andrew R. Lane and Leonard Anthony hold awards of restricted stock; and Andrew R. Lane, Leonard Anthony, Rhys Best, Peter C. Boylan III, Gerard P. Krans, John Perkins and Dr. Cornelis A. Linse hold stock options to purchase shares of our common stock. Accordingly, each of them is a party to the management stockholders agreement. Upon the consummation of an initial public offering of our common stock, none of Messrs, Lane, Anthony, Linse or Perkins will be a party to the management stockholders agreement in respect of common stock purchased by them, and neither Mr. Lane nor Mr. Anthony will be a party to the management stockholders agreement in respect of common stock acquired by them upon exercise of their stock options.

Related Party Transaction Policy

We have in place a formal written policy for the review, approval, ratification and disclosure of related party transactions. This policy applies to any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and the amount involved exceeds $120,000, and in which any related party had or will have a direct or indirect material interest. The audit committee of the board of directors of McJunkin Red Man Holding Corporation must review, approve and ratify a related party transaction if such transaction is consistent with the Related Party Transaction Policy and is on terms, taken as a whole, which the audit committee believes are no less favorable to us than could be obtained in an arm’s-length transaction with an unrelated third party, unless the audit committee otherwise determines that the transaction is not in our best interests. Any related party transaction or modification of such transaction which the board of directors of McJunkin Red Man Holding Corporation has approved or ratified by the affirmative vote of a majority of directors, who do not have a direct or indirect material interest in such transaction, does not need to be approved or ratified by the audit committee. In addition, related party transactions involving compensation will be approved by the compensation committee in lieu of our audit committee.

In addition we are bound by a provision in the PVF LLC Agreement which provides that neither we nor any of our subsidiaries may enter into any transactions with any of the Goldman Sachs Funds or any of their affiliates except for transactions which (i) are otherwise permitted or contemplated by the PVF LLC Agreement or (ii) are on fair and reasonable terms not materially less favorable to us than we would obtain in a hypothetical comparable arm’s length transaction with a person that was not an affiliate of the Goldman Sachs Funds. Our credit facilities also contain covenants which, subject to certain exceptions, require us to conduct all transactions with any of our affiliates on terms that are substantially as favorable to us as we would obtain in a comparable arm’s length transaction with a person that is not an affiliate.

Board of Directors

As a private company whose securities are not listed on any national securities exchange, McJunkin Red Man Holding Corporation is not required to have a majority of, or any, independent directors. Further, even if McJunkin Red Man Holding Corporation were listed on a national securities exchange, because Goldman, Sachs & Co. beneficially owns more than 50% of the membership interests of PVF Holdings LLC and PVF Holdings LLC owns a substantial majority of the common stock of McJunkin Red Man Holding Corporation, McJunkin Red Man Holding Corporation would be deemed a “controlled company” under the rules of the NYSE and Nasdaq and, therefore, would not need to have a majority of independent directors or all-independent compensation and nominating committees. However, the rules of the SEC require us to disclose in this prospectus which of our directors would be considered independent within the meaning of the rules of a national securities exchange that we may choose. McJunkin Red Man Holding Corporation currently has five directors who would be considered independent within the definitions of either the NYSE or Nasdaq: Messrs. Leonard M. Anthony, Rhys J. Best, Peter C. Boylan III, Dr. Cornelis A. Linse and John A. Perkins.

DESCRIPTION OF NOTES

The notes were issued under an indenture (the “indenture”), dated December 21, 2009, among the Issuer, the Guarantors and U.S. Bank National Association, as trustee (the “trustee”). On December 21, 2009, the Issuer issued and sold $1.0 billion of 9.50% senior secured notes due 2016 (“original first lien notes”). On February 11, 2010, the Issuer issued and sold $50 million of 9.50% senior secured notes due 2016 (“additional first lien notes”). The original first lien notes and the additional first lien notes:

•	are pari passu in right of payment;

•	are secured equally and ratably;

•	vote together on any matter submitted to the holders for a vote, including waivers and amendments; and

•	are otherwise treated as a single class for all purposes under the indenture, including redemptions and offers to purchase.

Unless otherwise indicated, the original first lien notes and the additional first lien notes are collectively referred to herein as the “notes”. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended, which is referred to in this prospectus as the Trust Indenture Act, or TIA.

You can find the definitions of certain terms used in this description under “— Certain Definitions”. Certain defined terms used in this description but not defined below under the caption “— Certain Definitions” have the meanings assigned to them in the indenture, the collateral trust agreement, the intercreditor agreement and/or the exchange and registration rights agreements. In this description, the term “Parent” refers only to McJunkin Red Man Holding Corporation, a Delaware corporation, and not to any of its subsidiaries or direct or indirect equityholders, the term “Issuer” refers only to McJunkin Red Man Corporation, a West Virginia corporation and a Wholly Owned Restricted Subsidiary of Parent, and not to any of its subsidiaries, the term “refinancing transactions” means the issuance of the original first lien notes and the application of the use of proceeds therefrom, and the term “current transactions” means the issuance of the additional first lien notes and the application of the use of proceeds therefrom.

The following description is a summary of the material provisions of the indenture, the collateral trust agreement, the intercreditor agreement and the registration rights agreement. It does not restate those agreements in their entirety. We urge you to read the indenture, the collateral trust agreement, the intercreditor agreement and the exchange and registration rights agreements because they, and not this description, define your rights as a holder of the notes. Copies of the indenture, the collateral trust agreement, the intercreditor agreement and the exchange and registration rights agreements from the Issuer without charge upon request.

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes and the Note Guarantees

The Notes

The notes:

•	are general senior secured obligations of the Issuer;

•	share, equally and ratably with all obligations of the Issuer under any other Priority Lien Debt, in the benefits of Liens held by the collateral trustee on all Notes Priority Collateral from time to time owned by the Issuer, which Liens will be junior to all Permitted Prior Liens on the Notes Priority Collateral and senior to the Liens on the Notes Priority Collateral securing any future Subordinated Lien Obligations;

•	share, equally and ratably with all obligations of the Issuer under any other Priority Lien Debt, in the benefits of the Liens held by the collateral trustee on the ABL Priority Collateral, which Liens will be junior to all Permitted Prior Liens on the ABL Priority Collateral, including Liens securing the ABL Debt Obligations, and, consequently, the notes will be effectively junior to all ABL Debt Obligations to the extent of the value of the ABL Priority Collateral;

•	are structurally subordinated to any existing and future Indebtedness and other liabilities of the Issuer’s non-Guarantor Subsidiaries;

•	are pari passu in right of payment with all existing and future Indebtedness of the Issuer that is not subordinated;

•	are senior in right of payment to any existing and future subordinated Indebtedness of the Issuer; and

•	are guaranteed on a senior secured basis by the Subsidiary Guarantors, and on a senior unsecured basis by Parent, as described under the caption “— The Note Guarantees”.

As of March 31, 2011, the Issuer had outstanding $1.05 billion in aggregate principal amount of Priority Lien Debt (consisting solely of the notes) plus certain outstanding interest rate swap agreements that have been designated as Priority Lien Debt, approximately $245 million in aggregate principal amount of drawn ABL Debt and outstanding letters of credit of approximately $4.8 million (and $377 million of available borrowings under the ABL Credit Facility) and no Subordinated Lien Debt. As of March 31, 2011, on an as adjusted basis after giving effect to the replacement of the ABL Credit Facility and the transactions associated therewith, the Issuer would have had outstanding $1.05 billion in aggregate principal amount of Priority Lien Debt (consisting solely of the notes) plus certain outstanding interest rate swap agreements that have been designated as Priority Lien Debt, approximately $255 million in aggregate principal amount of drawn ABL Debt and outstanding letters of credit of approximately $4.8 million (and $380 million of available borrowings under the ABL Credit Facility) and no Subordinated Lien Debt. Pursuant to the indenture, the Issuer is permitted to incur additional Indebtedness as Priority Lien Debt in an amount not to exceed the Priority Lien Cap. The Issuer is also permitted to incur additional ABL Debt in an amount not to exceed the ABL Lien Cap and additional Subordinated Lien Debt in an amount not to exceed the Subordinated Lien Cap. Any future incurrence of Priority Lien Debt, ABL Debt or Subordinated Lien Debt will be subject to all of the covenants described below, including the covenants described under the captions “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Liens”.

The Note Guarantees

The notes are guaranteed by Parent and by all of the current and future Wholly Owned Domestic Subsidiaries of the Issuer (other than Excluded Subsidiaries) and any of the Issuer’s future Restricted Subsidiaries that guarantee any Indebtedness of the Issuer or any Subsidiary Guarantor, including the ABL Credit Facility.

Each guarantee by a Subsidiary Guarantor of the notes:

•	is a general senior secured obligation of that Subsidiary Guarantor;

•	shares, equally and ratably with all obligations of that Subsidiary Guarantor under any other Priority Lien Debt, in the benefit of Liens on all Notes Priority Collateral from time to time owned by that Subsidiary Guarantor, which Liens will be junior to all Permitted Prior Liens on the Notes Priority Collateral and senior to the Liens on the Notes Priority Collateral securing any future Subordinated Lien Obligations;

•	shares, equally and ratably with all obligations of that Subsidiary Guarantor under any other Priority Lien Debt, in the benefits of the Liens held by the collateral trustee on the ABL Priority Collateral of that Subsidiary Guarantor, which Liens will be junior to all Permitted Prior Liens on the ABL Priority Collateral, including Liens securing the ABL Debt Obligations, and, consequently, the Note Guarantees will be effectively junior to all ABL Debt Obligations to the extent of the value of the ABL Priority Collateral of that Subsidiary Guarantor;

•	is pari passu in right of payment with all existing and future Indebtedness of that Subsidiary Guarantor that is not subordinated; and

•	is senior in right of payment to any future subordinated Indebtedness of that Subsidiary Guarantor.

Not all of the Issuer’s Subsidiaries guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-Guarantor Subsidiaries, the non-Guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to the Issuer. As of December 31, 2010, the Issuer’s non-Guarantor Subsidiaries had consolidated total liabilities (excluding intercompany liabilities of Subsidiaries that are not Guarantors) of approximately $453 million, including trade payables, and consolidated total assets of $505 million, which represented 16% of the Issuer’s and its Subsidiaries’ consolidated total assets. In addition, for the fiscal year ended December 31, 2010, the Issuer’s non-Guarantor subsidiaries had consolidated total revenue of $727 million, which represented 19% of the Issuer’s consolidated total revenue. See “Risk Factors — Risks Related to the Notes — Your Right to Receive Payment on the Notes Will Be Structurally Subordinated to the Liabilities of Our Non-Guarantor Subsidiaries”.

The guarantee by Parent of the notes is a general senior unsecured obligation of Parent, is pari passu in right of payment with all existing and future Indebtedness of Parent that is not subordinated, is senior in right of payment to any future subordinated Indebtedness of Parent and is effectively subordinated to any future secured Indebtedness of Parent and structurally subordinated to any Indebtedness of the Issuer and its Subsidiaries. Parent has no significant assets other than its interest in the Issuer, and has no income from operations independent of the Issuer and its Subsidiaries.

If the Issuer or any of its Restricted Subsidiaries acquires or creates another Wholly Owned Domestic Subsidiary (other than an Excluded Subsidiary), such Wholly Owned Domestic Subsidiary must become a Subsidiary Guarantor, execute a supplemental indenture and deliver an Opinion of Counsel to the trustee. In addition, any Restricted Subsidiary of the Issuer that guarantees any Indebtedness of the Issuer or any Subsidiary Guarantor, including the ABL Credit Facility, must become a Subsidiary Guarantor, execute a supplemental indenture and deliver an Opinion of Counsel to the trustee.

The Note Guarantee of a Guarantor will be released under specified circumstances, including, in the case of a Subsidiary Guarantor, in connection with a disposition of the Subsidiary Guarantor’s Capital Stock if various conditions are satisfied. See “— Certain Covenants — Guarantees”.

As of the date the Issuer issued the notes, all of the Issuer’s Subsidiaries were “Restricted Subsidiaries”. However, under the circumstances described below under the caption “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries”, the Issuer is permitted to designate certain of its Subsidiaries as “Unrestricted Subsidiaries”. Any Unrestricted Subsidiaries will not be subject to any of the covenants in the indenture and will not guarantee the notes. The notes are not guaranteed by PVF Holdings LLC, which is the direct parent of Parent and the indirect parent of the Issuer.

Principal, Maturity and Interest

The indenture provides for the issuance by the Issuer of notes with an unlimited principal amount. The Issuer may issue additional notes (the “additional notes”) from time to time after this offering. Any offering of additional notes is subject to the covenants described below under the captions “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Liens”. The original first lien notes, the additional first lien notes, and any additional notes subsequently issued under the indenture would be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. We intend to take the position that the additional first lien notes will be fungible with the original first lien notes for U.S. federal income tax purposes. See “Material United States Federal Tax Considerations — Qualified Reopening”. However, any additional notes may not be fungible with the additional first lien notes and the original first lien notes for U.S. federal income tax purposes. Any additional notes, if any, will be issued in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. The notes will mature on December 15, 2016.

Interest on the notes accrues at the rate of 9.50% per annum and is payable semi-annually in arrears on June 15 and December 15, having commenced on June 15, 2010. The Issuer will make each interest payment to the holders of record on the immediately preceding June 1 and December 1, respectively.

Interest on the additional first lien notes will be deemed to accrue from December 21, 2009. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a holder has given wire transfer instructions to the Issuer, the Issuer will pay all principal, interest and premium on that holder’s notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless the Issuer elects to make interest payments by check mailed to the holders at their addresses set forth in the register of holders.

Paying Agent and Registrar for the Notes

The trustee currently acts as paying agent and registrar. The Issuer may change the paying agent or registrar without prior notice to the holders, and the Issuer or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the indenture and the procedures described in “Notice to Investors”. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Issuer may require a holder to pay any taxes and fees required by law or permitted by the indenture. The Issuer is not required to transfer or exchange any note selected for redemption. Also, the Issuer is not required to transfer or exchange any note (1) for a period of 15 days before a selection of notes to be redeemed or (2) tendered and not withdrawn in connection with a Change of Control Offer or an Asset Sale Offer.

Security

The obligations of the Issuer with respect to the notes, the obligations of the Subsidiary Guarantors under the Note Guarantees, all other existing and future Priority Lien Obligations and the performance of all other obligations of the Issuer and the Subsidiary Guarantors under the note documents are secured by Liens held by the collateral trustee on the Notes Priority Collateral and the ABL Priority Collateral. The Liens on the Notes Priority Collateral securing the notes are senior to the Liens on the Notes Priority Collateral securing any future Subordinated Lien Obligations. The Liens on the ABL Priority Collateral securing the notes are junior to the Liens on the ABL Priority Collateral securing the ABL Debt Obligations, but senior to the Liens on the ABL Priority Collateral securing any future Subordinated Lien Obligations. All such Liens are subject to Permitted Prior Liens.

On December 21, 2009, the Issuer and the Subsidiary Guarantors entered into a collateral trust agreement with the collateral trustee and the trustee. The collateral trust agreement sets forth the terms on which the collateral trustee will receive, hold, administer, maintain, enforce and distribute the proceeds of all Liens upon all Collateral owned by the Issuer or any Subsidiary Guarantor for the benefit of all present and future holders of Priority Lien Obligations and all future holders of Subordinated Lien Obligations (if any). The Priority Lien Obligations and the Subordinated Lien Obligations are collectively referred to as the “Secured Obligations”.

Collateral Trustee

The collateral trustee acts for the benefit of the holders of:

•	the notes;

•	all other Priority Lien Obligations outstanding from time to time; and

•	all Subordinated Lien Obligations outstanding from time to time, if any.

U.S. Bank National Association currently acts as collateral trustee under the collateral trust agreement. Neither the Issuer nor any of its Affiliates may act as collateral trustee. No Secured Debt Representative may serve as collateral trustee; provided that the trustee may serve as collateral trustee if the notes are the only Secured Obligations outstanding (other than Hedging Obligations).

The collateral trustee holds (directly or through co-trustees or agents), and is entitled to enforce on behalf of the holders of Priority Lien Obligations and Subordinated Lien Obligations, if any, all Liens on the Collateral created by the security documents for their benefit, subject to the provisions of the intercreditor agreement and the collateral trust agreement, in each case as described below.

Except as provided in the collateral trust agreement or as directed by an Act of Required Debtholders in accordance with the collateral trust agreement, the collateral trustee is not obligated:

(1) to act upon directions purported to be delivered to it by any Person;

(2) to foreclose upon or otherwise enforce any Lien; or

(3) to take any other action whatsoever with regard to any or all of the security documents, the Liens created thereby or the Collateral.

The Issuer will deliver to each Secured Debt Representative copies of all security documents delivered to the collateral trustee.

On December 21, 2009, the collateral trustee entered into an intercreditor agreement (the “intercreditor agreement”) with the Issuer, the Subsidiary Guarantors, the trustee, and The CIT Group/ Business Credit Inc. and Bank of America, N.A., each as co-collateral agent under the ABL Credit Facility (collectively in such capacity, and together with any other collateral agent, collateral trustee or other representative of lenders or holders of ABL Debt Obligations that becomes party to the intercreditor agreement upon the refinancing or replacement of the ABL Credit Facility, or any successor representative acting in such capacity, the “ABL Collateral Agent”), to provide for, among other things, the junior nature of the Liens on the ABL Priority Collateral securing the Priority Lien Obligations. The Liens held by the collateral trustee on the Notes Priority Collateral securing Priority Lien Obligations are senior to the Liens securing any future Subordinated Lien Obligations. The Liens held by the collateral trustee on the ABL Priority Collateral securing Priority Lien Obligations are junior to the Liens held by the ABL Collateral Agent on the ABL Priority Collateral securing the ABL Debt Obligations, but senior to the Liens on the ABL Priority Collateral securing any future Subordinated Lien Obligations. All such Liens are subject to Permitted Prior Liens.

Collateral

The Notes Priority Collateral comprises substantially all of the tangible and intangible assets of the Issuer and the Subsidiary Guarantors, other than the ABL Priority Collateral and Excluded Assets.

The ABL Priority Collateral comprises substantially all accounts, inventory or documents of title, customs receipts, insurance certificates, shipping documents and other written materials related to the purchase or import of any inventory, all letter of credit rights, chattel paper, instruments, investment property and general intangibles pertaining to the foregoing, deposit accounts (other than the Net Available Cash Account, to the extent that it constitutes a deposit account) and securities accounts (other than the Net Available Cash Account, to the extent it constitutes a securities account), including all cash, marketable securities, securities entitlements, financial assets and other funds held in or on deposit in any of the foregoing, all records, “supporting obligations” (as defined in Article 9 of the UCC) and related letters of credit, commercial tort claims or other claims and causes of action, in each case, to the extent not primarily related to the Notes Priority Collateral and, to the extent not otherwise included, all substitutions, replacements, accessions, products and proceeds (including, without limitation, insurance proceeds, investment property, licenses, royalties, income, payments, claims, damages and proceeds of suit) of any or all of the foregoing, in each case held by the Issuer and the Subsidiary Guarantors, other than the Excluded ABL Assets.

ABL Debt

As of March 31, 2011, the Issuer had approximately $245 million in aggregate principal amount of drawn ABL Debt outstanding, all of which consisted of borrowings under the ABL Credit Facility, and outstanding letters of credit of approximately $4.8 million. As of March 31, 2011, the Issuer had approximately $377 million available for borrowing under the ABL Credit Facility. As of March 31, 2011, on an as adjusted basis after giving effect to the replacement of the ABL Credit Facility and the transactions associated therewith, the Issuer would have had approximately $255 million in aggregate principal amount of drawn ABL Debt outstanding and outstanding letters of credit of approximately $4.8 million. As of March 31, 2011, on an as adjusted basis after giving effect to the replacement of the ABL Credit Facility and the transactions associated therewith, the Issuer would have had approximately $380 million available for borrowing under the ABL Credit Facility. The indenture and the security documents provide that the Issuer and the Subsidiary Guarantors may incur additional ABL Debt, in an amount not to exceed the ABL Lien Cap. Any additional ABL Debt would be secured by Liens on the ABL Priority Collateral that would be effectively senior to the Liens on the ABL Priority Collateral securing the notes and other Priority Lien Debt. Additional ABL Debt will only be permitted if such Indebtedness and the related Liens are permitted to be incurred under the covenants described below under the captions “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Liens”.

Additional Priority Lien Debt

The indenture and the security documents provide that the Issuer may incur additional Priority Lien Debt, in an amount not to exceed the Priority Lien Cap, by issuing additional notes under the indenture or under one or more additional indentures, incurring additional Indebtedness under Credit Facilities (other than the ABL Credit Facility) or otherwise issuing or increasing a new Series of Secured Debt secured by Priority Liens on the Notes Priority Collateral and junior Liens on the ABL Priority Collateral. All additional Priority Lien Debt will be pari passu in right of payment with the notes, will be guaranteed on a pari passu basis by each Subsidiary Guarantor and will be secured equally and ratably with the notes by Liens on the Collateral held by the collateral trustee for as long as the notes and the Note Guarantees are secured by the Collateral, subject to the covenants contained in the indenture. The collateral trustee under the collateral trust agreement holds all Priority Liens in trust for the benefit of the holders of the notes, any future Priority Lien Debt and all other Priority Lien Obligations. Additional Priority Lien Debt will only be permitted to be secured by the Collateral if such Indebtedness and the related Liens are permitted to be incurred under the covenants described below under the captions “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Liens”.

Future Subordinated Lien Debt

The indenture and the security documents provide that the Issuer and the Guarantors may incur Subordinated Lien Debt in the future, in an amount not to exceed the Subordinated Lien Cap, by issuing notes under one or more new indentures, incurring additional Indebtedness under other Credit Facilities (other than the ABL Credit Facility) or otherwise issuing or increasing a new Series of Secured Debt secured by Subordinated Liens on the Collateral. Subordinated Lien Debt will be permitted to be secured by the Collateral only if such Subordinated Lien Debt and the related Subordinated Liens are permitted to be incurred under the covenants described below under the captions “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Liens”. The collateral trustee under the collateral trust agreement holds all Subordinated Liens in trust for the benefit of the holders of any future Subordinated Lien Debt and all other Subordinated Lien Obligations. The Liens on the Notes Priority Collateral securing any future Subordinated Lien Obligations will be junior to the Liens on the Notes Priority Collateral held by the collateral trustee securing the Priority Lien Obligations and the Liens on the Notes Priority Collateral held by the ABL Collateral Agent securing the ABL Debt Obligations. The Liens on the ABL Priority Collateral securing any future Subordinated Lien Obligations will be junior to the Liens on the ABL Priority Collateral securing the ABL Debt Obligations and the Liens securing the Priority Lien Obligations. All such Liens will be subject to Permitted Prior Liens.

The Intercreditor Agreement

On December 21, 2009, the collateral trustee, on behalf of all current and future holders of Priority Lien Obligations and all future holders of Subordinated Lien Obligations, entered into the intercreditor agreement with the Issuer, the Subsidiary Guarantors and the ABL Collateral Agent to provide for, among other things, the junior nature of the Liens on the ABL Priority Collateral securing the Priority Lien Obligations. The intercreditor agreement includes certain intercreditor arrangements relating to the rights of the collateral trustee in the ABL Priority Collateral.

The intercreditor agreement permits the ABL Debt Obligations, the Priority Lien Obligations and the Subordinated Lien Obligations to be refunded, refinanced or replaced by certain permitted replacement facilities without affecting the lien priorities set forth in the intercreditor agreement, in each case without the consent of any holder of ABL Debt Obligations, Priority Lien Obligations (including holders of the notes) or Subordinated Lien Obligations.

Certain Definitions Used in the Intercreditor Agreement

“ABL Default” means an “Event of Default” (as defined in the ABL Credit Facility).

“Collateral Trustee Standstill Period” means a period of at least 180 days since the earlier of: (x) the date of the commencement of any Insolvency or Liquidation Proceeding by or against the Issuer or any Subsidiary Guarantor that has not been dismissed, or (y) the date on which the Collateral Trustee first declares the existence of a Priority Lien Default or a Subordinated Lien Default, as applicable, demands the repayment of all the principal amount of any Priority Lien Obligations or Subordinated Lien Obligations, as applicable, and the ABL Collateral Agent has received notice from the Collateral Trustee of such declaration of a Priority Lien Default or Subordinated Lien Default, as applicable.

“Discharge of Subordinated Lien Obligations” means the occurrence of all of the following:

(1) termination or expiration of all commitments to extend credit that would constitute Subordinated Lien Debt;

(2) payment in full in cash of the principal of and interest (including interest accruing on or after the commencement of any Insolvency or Liquidation Proceeding, whether or not such interest would be allowed in such Insolvency or Liquidation Proceeding) on all Indebtedness outstanding under the Subordinated Lien Documents and constituting Subordinated Lien Debt;

(3) termination or cash collateralization (in an amount and manner required by the Subordinated Lien Documents or otherwise reasonably satisfactory to the trustee, agent or other representative under the relevant Subordinated Lien Documents, but in no event greater than 105% of the aggregate undrawn face amount) of all letters of credit issued under the Subordinated Lien Documents and constituting Subordinated Lien Debt; and

(4) payment in full in cash of all other Subordinated Lien Obligations that are outstanding and unpaid at the time the Subordinated Lien Debt is paid in full in cash (other than any obligations for taxes, costs, indemnifications, reimbursements, damages and other liabilities in respect of which no claim or demand for payment has been made at such time).

“Enforcement” means collectively or individually for the ABL Collateral Agent or the Collateral Trustee when an ABL Default, a Priority Lien Default or a Subordinated Lien Default, as the case may be, has occurred and is continuing, any action taken by such Person to repossess, or exercise any remedies with respect to, any material amount of Collateral or commence the judicial enforcement of any of the rights and remedies with respect to any Collateral under the ABL Debt Documents, the Priority Lien Documents, the Subordinated Lien Documents or under any applicable law, but in all cases excluding (i) the demand of the repayment of all the principal amount of any of the Obligations, (ii) the imposition of a default rate or late fee, (iii) the collection and application of, or the delivery of any activation notice with respect to, accounts or other proceeds of ABL Priority Collateral deposited from time to time in deposit accounts or securities accounts against the ABL Debt Obligations; provided, however, the foregoing exclusion set forth in clause (iii) shall immediately cease to apply upon the earlier of (x) the ABL Collateral Agent’s delivery of written notice to the Issuer that such exclusion no longer applies and (y) the termination of the commitments under the ABL Credit Facility, and (iv) the collection and application of, or the delivery of any activation notice with respect to, proceeds of Notes Priority Collateral or Subordinated Lien Collateral deposited from time to time in deposit accounts or securities accounts against the Priority Lien Obligations or Subordinated Lien Obligations, as applicable.

“Enforcement Notice” means a written notice delivered at a time when an ABL Default, a Priority Lien Default or a Subordinated Lien Default has occurred and is continuing, by either the ABL Collateral Agent or the Collateral Trustee to the other such Person announcing that an Enforcement Period has commenced, specifying the relevant event of default, stating the current balance of the ABL Debt Obligations, the current balance owing with respect to the Priority Lien Obligations or the current balance owing with respect to the Subordinated Lien Obligations, as the case may be, and requesting the payment of the current balance owing of the ABL Debt Obligations, the Priority Lien Obligations or the Subordinated Lien Obligations, as the case may be.

“Enforcement Period” means the period of time following the receipt by either the ABL Collateral Agent or the Collateral Trustee of an Enforcement Notice from the other until one of (i) in the case of an Enforcement Period commenced by the Collateral Trustee, the Discharge of Priority Lien Obligations or the Discharge of Subordinated Lien Obligations, as the case may be, (ii) in the case of an Enforcement Period commenced by the ABL Collateral Agent, the Discharge of ABL Debt Obligations, or (iii) the ABL Collateral Agent or the Collateral Trustee (as applicable) agree in writing to terminate the Enforcement Period.

“Net Available Cash Account” means any deposit account or securities account established by the Issuer or any Guarantor in accordance with the requirements of the covenant set forth in Section 15 of the ABL Credit Facility and which does not contain proceeds of Loans (as defined in the ABL Credit Facility) or ABL Priority Collateral and which has been identified to the ABL Collateral Agent as such at the time that proceeds from any sale of Priority Lien Collateral or Subordinated Lien Collateral shall be deposited pending final application in accordance with such covenant.

“Priority Lien Default” means an “Event of Default” (as defined in any of the Priority Lien Documents).

“Subordinated Lien Default” means an “Event of Default” (as defined in any of the Subordinated Lien Documents).

Relative Lien Priorities

The intercreditor agreement provides that, notwithstanding the date, time, method, manner or order of grant, attachment or perfection of any Liens securing the Priority Lien Obligations granted on the Collateral, of any Liens securing the Subordinated Lien Obligations granted on the Collateral or of any Liens securing the ABL Debt Obligations granted on the Collateral and notwithstanding any provision of any UCC, or any other applicable law or the relevant other documents or any defect or deficiencies in, or failure to perfect, the relevant Liens or any other circumstance whatsoever, any Lien of the ABL Collateral Agent on the ABL Priority Collateral, shall be senior in all respects and prior to any Lien on the ABL Priority Collateral securing any Priority Lien Obligations or Subordinated Lien Obligations.

Prohibition on Contesting Liens

The intercreditor agreement provides that the ABL Collateral Agent, the Collateral Trustee, and each holder of ABL Debt Obligations, Priority Lien Obligations and Subordinated Lien Obligations will not (and will waive any right to) contest or support any other Person in contesting, in any proceeding (including any Insolvency or Liquidation Proceeding), the perfection, priority, validity or enforceability of a Lien held by or on behalf of any holder of ABL Debt Obligations, Priority Lien Obligations or Subordinated Lien Obligations in all or any part of the Collateral, or the provisions of the intercreditor agreement. The intercreditor agreement provides that nothing therein can be construed to prevent or impair the rights of the ABL Collateral Agent, the Collateral Trustee, or any holder of ABL Debt Obligations, Priority Lien Obligations or Subordinated Lien Obligations to enforce the intercreditor agreement.

Enforcement

The intercreditor agreement provides that, except as provided below in this paragraph, until the Discharge of ABL Debt Obligations, whether or not any Insolvency or Liquidation Proceeding has been commenced by or against the Issuer or any Guarantor, neither the Collateral Trustee nor any holder of any Priority Lien Obligations or Subordinated Lien Obligations will:

(1) exercise or seek to exercise any rights or remedies with respect to any ABL Priority Collateral (including the exercise of any right of setoff or any right under any lockbox, pledged or blocked account agreement, securities account control agreement, armored car agreement, credit card processing agreement or any similar agreement among the Collateral Trustee and/or the ABL Collateral Agent and the Issuer or a Guarantor and the relevant service provider, depository or securities intermediary, landlord waiver or bailee’s letter or similar arrangement to which the Collateral Trustee or any holder of Priority Lien Obligations or Subordinated Lien Obligations is a party) or institute any action or proceeding with respect to such rights or remedies (including any action of foreclosure), until after the passage of the Collateral Trustee Standstill Period, provided that the Collateral Trustee, each holder of Priority Lien Obligations and each holder of Subordinated Lien Obligations shall not exercise any rights or remedies with respect to the ABL Priority Collateral if, notwithstanding the expiration of the Collateral Trustee Standstill Period, the ABL Collateral Agent or the holders of ABL Debt Obligations shall have commenced and be diligently pursuing the exercise of their rights and remedies with respect to all or any material portion of the ABL Priority Collateral;

(2) contest, protest or object to any foreclosure proceeding or action brought by the ABL Collateral Agent or any holder of ABL Debt Obligations or any other exercise by such Persons of any rights and remedies relating to the ABL Priority Collateral, whether under the ABL Debt Documents or otherwise; and

(3) subject to their rights under clause (1) above and except as may be permitted in clauses (1) through (7) of the third paragraph of this subsection, object to the forbearance by the ABL Collateral Agent or any holder of ABL Debt Obligations from bringing or pursuing any Enforcement.

Until the Discharge of ABL Debt Obligations (whether or not any Insolvency or Liquidation Proceeding has been commenced by or against the Issuer or any Guarantor), the ABL Collateral Agent and the holders of ABL Debt Obligations have the right to enforce rights, exercise remedies (including set-off and the right to credit bid their debt) and, in connection therewith (including voluntary dispositions of ABL Priority Collateral by the respective Subsidiary Guarantors after an ABL Default), make determinations regarding the release, disposition or restrictions with respect to the ABL Priority Collateral without any consultation with or the consent of the Collateral Trustee or any holder of Priority Lien Obligations or Subordinated Lien Obligations, provided that the Liens securing the Priority Lien Obligations and the Subordinated Lien obligations shall remain on the proceeds (other than those properly applied to the ABL Debt Obligations) of such Collateral released or disposed of subject to the relative priorities described in the intercreditor agreement.

Notwithstanding the preceding paragraph, the Collateral Trustee and any holder of Priority Lien Obligations and any holder of Subordinated Lien Obligations may:

(1) file a claim or statement of interest with respect to the Priority Lien Obligations or Subordinated Lien Obligations, as applicable; provided that an Insolvency or Liquidation Proceeding has been commenced by or against the Issuer or a Subsidiary Guarantor;

(2) take any action (not adverse to the priority status of the Liens on the ABL Priority Collateral, or the rights of the ABL Collateral Agent or any holder of ABL Debt Obligations to exercise remedies in respect thereof) in order to create, perfect, preserve or protect its Lien on any of the Collateral;

(3) file any necessary responsive or defensive pleadings in opposition to any motion, claim or other pleading objecting to or otherwise seeking the disallowance of the claims of the holders of Priority Lien Obligations or Subordinated Lien Obligations, if any, in each case, in accordance with the terms of the intercreditor agreement;

(4) file any pleadings, objections, motions or agreements which assert rights or interests available to unsecured creditors of the Issuer or the Subsidiary Guarantors arising under either any Insolvency or Liquidation Proceeding or applicable non-bankruptcy law, in each case not prohibited by the terms of the intercreditor agreement;

(5) vote on any plan of reorganization, file any proof of claim, make other filings and make any arguments and motions that are, in each case, not prohibited by the terms of the intercreditor agreement, with respect to the Priority Lien Obligations or the Subordinated Lien Obligations;

(6) exercise any of its rights or remedies with respect to any of the ABL Priority Collateral after the termination of the Collateral Trustee Standstill Period to the extent permitted by the intercreditor agreement; and

(7) make a cash bid on all or any portion of the ABL Priority Collateral in any foreclosure proceeding or action.

The Collateral Trustee, on behalf of itself and each holder of Priority Lien Obligations and each holder of Subordinated Lien Obligations, has agreed that it will not take or receive any ABL Priority Collateral or any proceeds of such ABL Priority Collateral in connection with the exercise of any right or remedy (including set-off) with respect to any such ABL Priority Collateral in its capacity as a creditor in violation of the intercreditor agreement. Unless and until the Discharge of ABL Debt Obligations, except as expressly provided in the provisions set forth in the first and third paragraph under the caption “— Enforcement”, and the provisions under the caption “— Agreements With Respect to Insolvency or Liquidation Proceedings” as they relate to adequate protection, the sole right of the Collateral Trustee, the holders of Priority Lien Obligations and the holders of Subordinated Lien Obligations with respect to the ABL Priority Collateral will be to hold a Lien (if any) on such Collateral pursuant to the respective Priority Lien Documents or Subordinated Lien Documents, as applicable, for the period and to the extent granted therein and to receive a share of the proceeds thereof, if any, after the Discharge of ABL Debt Obligations.

Subject to the provisions set forth in the first and third paragraph under the caption “— Enforcement”, and the provisions under the caption “— Agreements With Respect to Insolvency or Liquidation Proceedings” as they relate to adequate protection,

(1) the Collateral Trustee, on behalf of itself, the holders of Priority Lien Obligations and the holders of Subordinated Lien Obligations, has agreed that such Persons will not take any action that would hinder any exercise of remedies under the ABL Credit Documents or that is otherwise prohibited under the intercreditor agreement, including any sale, lease, exchange, transfer or other disposition of the ABL Priority Collateral, whether by foreclosure or otherwise;

(2) the Collateral Trustee, on behalf of itself, the holders of Priority Lien Obligations and the holders of Subordinated Lien Obligations, has agreed to waive any and all rights such Persons may have as a junior lien creditor or otherwise to object to the manner in which the ABL Collateral Agent or the holders of ABL Debt Obligations seek to enforce or collect the ABL Debt Obligations or the Liens securing the ABL Debt Obligations granted in any of the ABL Debt Documents or undertaken in accordance with the intercreditor agreement, regardless of whether any action or failure to act by or on behalf of the ABL Collateral Agent or the holders of ABL Debt Obligations is adverse to the interest of the holders of Priority Lien Obligations or Subordinated Lien Obligations; and

(3) the Collateral Trustee has acknowledged that no covenant, agreement or restriction contained in any Priority Lien Document or Subordinated Lien Document (in each case, other than the intercreditor agreement) shall be deemed to restrict in any way the rights and remedies of the ABL Collateral Agent or the holders of ABL Debt Obligations with respect to the enforcement of the Liens on the ABL Priority Collateral as set forth in the intercreditor agreement and the ABL Debt Documents.

Except as otherwise set forth under the first paragraph under the caption ‘‘— Enforcement”, the fourth paragraph under the caption ‘‘— Enforcement”, and the provisions related to set-off and priorities of proceeds of Collateral as set forth in the intercreditor agreement, the Collateral Trustee and the holders of Priority Lien Obligations and the holders of Subordinated Lien Obligations may exercise rights and remedies as unsecured creditors against the Issuer or any Guarantor that has guaranteed or granted Liens to secure the Priority Lien Obligations or the Subordinated Lien Obligations, as applicable, and the Collateral Trustee may exercise rights and remedies with respect to the Notes Priority Collateral in accordance with the terms of the Priority Lien Documents and Subordinated Lien Documents, as applicable, and applicable law; provided, however, that in the event that the

Collateral Trustee or any holder of Priority Lien Obligations or Subordinated Lien Obligations becomes a judgment Lien creditor in respect of ABL Priority Collateral as a result of its enforcement of such rights as an unsecured creditor with respect to the Priority Lien Obligations or Subordinated Lien Obligations, as applicable, such judgment Lien shall be subject to the terms of the intercreditor agreement for all purposes (including in relation to the ABL Debt Obligations) as the other Liens securing the Priority Lien Obligations and Subordinated Lien Obligations are subject to the intercreditor agreement.

Collateral Access Rights

The intercreditor agreement provides that the ABL Collateral Agent and the Collateral Trustee will not commence Enforcement until the earlier of the date on which (a) an Enforcement Notice has been given to the Collateral Trustee or the ABL Collateral Agent, as the case may be, or (b) any Insolvency or Liquidation Proceeding is commenced by or against the Issuer or any Subsidiary Guarantor that has not been dismissed. Subject to the provisions under the caption “— Enforcement”, the Collateral Trustee may, to the extent permitted by applicable law, join in any judicial proceedings commenced by the ABL Collateral Agent to enforce Liens on the Collateral, provided that neither the Collateral Trustee, nor any holder of Priority Lien Obligations or Subordinated Lien Obligations shall interfere with the Enforcement actions of the ABL Collateral Agent with respect to the ABL Priority Collateral.

If the Collateral Trustee, or any of its agents or representatives, or any third party pursuant to any Enforcement undertaken by the Collateral Trustee or any receiver, shall obtain possession or physical control of any real estate assets that are part of the Collateral, the Collateral Trustee shall notify the ABL Collateral Agent of such possession or physical control. The ABL Collateral Agent will be permitted, upon notice to the Collateral Trustee within at least 10 business days thereafter, to exercise access rights under the intercreditor agreement, at which time the parties shall confer in good faith to coordinate with respect to the ABL Collateral Agent’s exercise of such access rights. After delivery of such notice to the Collateral Trustee, the ABL Collateral Agent will have a nonexclusive rent free access right to use such property for a period of approximately 180 days, subject to certain adjustments (the “Access Period”) for the purposes specified in the intercreditor agreement. The intercreditor agreement provides that if the Collateral Trustee shall foreclose or otherwise sell any of the Notes Priority Collateral, the Collateral Trustee will notify the buyer thereof that the buyer is acquiring such Notes Priority Collateral subject to the terms of the intercreditor agreement.

The intercreditor agreement also addresses the relative rights of the ABL Collateral Agent and the Collateral Trustee to use the Issuer’s and the Subsidiary Guarantor’s intellectual property rights and equipment and agreements with landlords in connection with enforcement or exercise of remedies with respect to the Collateral.

Application of Proceeds

The intercreditor agreement provides that, subject to the provisions related to reorganization securities under the caption “— Insolvency or Liquidation Proceedings”, so long as the Discharge of ABL Debt Obligations has not occurred, whether or not any Insolvency or Liquidation Proceeding has been commenced by or against the Issuer or any Guarantor, all ABL Priority Collateral or proceeds thereof received in connection with the sale or other disposition of, or collection on, such Collateral upon the exercise of remedies by the ABL Collateral Agent or the holders of ABL Debt Obligations, shall be applied by the ABL Collateral Agent to the ABL Debt Obligations in such order as specified in the relevant ABL Debt Documents. Upon the Discharge of ABL Debt Obligations, the ABL Collateral Agent will deliver to the Collateral Trustee any Collateral and proceeds of Collateral held by it or as a court of competent jurisdiction may otherwise direct to be applied by the Collateral Trustee in such order as specified in the Priority Lien Documents and Subordinated Lien Documents.

Payments Over in Violation of Intercreditor Agreement

The intercreditor agreement provides that, whether or not any Insolvency or Liquidation Proceeding has been commenced by or against the Issuer or any Guarantor, any Collateral or proceeds thereof received by any holder of ABL Debt Obligations, Priority Lien Obligations or Subordinated Lien Obligations in connection with the exercise of any right or remedy (including set-off) relating to the Collateral in contravention of the intercreditor agreement shall be segregated and held in trust and forthwith paid over to the ABL Collateral Agent or the Collateral Trustee, as appropriate, in the same form as received, with any necessary endorsements, or as a court of competent jurisdiction may otherwise direct. The Collateral Trustee and the ABL Collateral Agent will each be irrevocably authorized to make any such endorsements as agent for the other Person.

Releases

The intercreditor agreement provides that if, in connection with the exercise of the ABL Collateral Agent’s remedies in respect of any Collateral as provided for under the caption “— Enforcement”, the ABL Collateral Agent, for itself and/or on behalf of any holder of ABL Debt Obligations, releases its Liens on any part of the ABL Priority Collateral, then the Liens, if any, of the Collateral Trustee, the holders of Priority Lien Obligations and the holders of Subordinated Lien Obligations, on the Collateral sold or disposed of in connection with such exercise, shall be automatically, unconditionally and simultaneously released.

The intercreditor agreement provides that if, in connection with any sale, lease, exchange, transfer or other disposition of any Collateral (collectively, a “Disposition”) permitted under the terms of the ABL Debt Documents, the Priority Lien Documents and the Subordinated Lien Documents (including voluntary Dispositions of ABL Priority Collateral by the Issuer or the respective Guarantors after an ABL Default, voluntary Dispositions of Notes Priority Collateral by the Issuer or the respective Guarantors after a Priority Lien Default and voluntary Dispositions of Notes Priority Collateral by the Issuer or the respective Guarantors after a Subordinated Lien Default), the ABL Collateral Agent, for itself and/or on behalf of any holder of ABL Debt Obligations, releases any of its Liens on any part of the ABL Priority Collateral (in each case other than in connection with the Discharge of ABL Debt Obligations or after the occurrence and during the continuance of a Priority Lien Default or a Subordinated Lien Default) then the Liens, if any, of the Collateral Trustee, for itself and/or on behalf of any of the holders of Priority Lien Obligations or any of the holders of Subordinated Lien Obligations, on such Collateral shall be automatically, unconditionally and simultaneously released.

Insurance

The intercreditor agreement provides that unless and until the Discharge of ABL Debt Obligations has occurred and subject to the terms of, and the rights of the Issuer and the Guarantors under, the ABL Debt Documents:

(1) the ABL Collateral Agent and the holders of ABL Debt Obligations shall have the sole and exclusive right to adjust settlement for any insurance policy covering the ABL Priority Collateral or the Liens with respect thereto in the event of any loss thereunder or with respect thereto and to approve any award granted in any condemnation or similar proceeding (or any deed in lieu of condemnation) affecting such Collateral; and

(2) all proceeds of any such policy and any such award (or any payments with respect to a deed in lieu of condemnation) if in respect to such ABL Priority Collateral and to the extent required by the ABL Debt Documents shall be paid to the ABL Collateral Agent for the benefit of the holders of ABL Debt Obligations pursuant to the terms of the ABL Debt Documents (including, without limitation, for purposes of cash collateralization of letters of credit) and thereafter, to the extent no ABL Debt Obligations are outstanding, and subject to the terms of, and the rights of the Issuer and the Guarantors under, the Priority Lien Documents or Subordinated Lien Documents, as applicable, to the Collateral Trustee for the benefit of the holders of Priority Lien Obligations or the holders of Subordinated Lien Obligations, as applicable, to the extent required under the Priority Lien Documents or Subordinated Lien Documents, as applicable, and then, to the extent no Priority Lien Obligations or Subordinated Lien Obligations which were secured by such Collateral are outstanding, to the owner of the subject property, such other Person as may be entitled thereto or as a court of competent jurisdiction may otherwise direct.

The ABL Collateral Agent and Collateral Trustee have each received separate lender’s loss payable endorsements naming themselves as loss payee and additional insured, as their interests may appear, with respect to policies which insure the Collateral. To the extent any proceeds are received for business interruption or for any liability or indemnification and those proceeds are not compensation for a casualty loss with respect to the Notes Priority Collateral or Subordinated Lien Collateral, such proceeds shall (subject to the rights of the Issuer and the

Guarantors) first be applied to repay the ABL Debt Obligations and then be applied, to the extent required by the Priority Lien Documents or the Subordinated Lien Documents, to the Priority Lien Obligations or Subordinated Lien Obligations, as applicable.

Bailees for Perfection

The intercreditor agreement provides that the ABL Collateral Agent will:

(1) agree to hold that part of the Collateral that is in its (or its agents’ or bailees’) possession or control to the extent that possession or control thereof is taken to perfect a Lien thereon under the UCC (such Collateral being the “Pledged Collateral”) as collateral agent for the holders of Priority Lien Obligations and the holders of Subordinated Lien Obligations and as bailee for the Collateral Trustee and any assignee solely for the purpose of perfecting the security interest granted under the Priority Lien Documents and the Subordinated Lien Documents, subject to the terms and conditions under this caption “— Bailees for Perfection”;

(2) have no obligation whatsoever to any other Person to ensure that the Pledged Collateral is genuine or owned by the Issuer or any of the Guarantors or to preserve rights or benefits of any Person except as expressly set forth under this caption “— Bailees for Perfection”;

(3) not have a fiduciary relationship with any other Person with respect to such acts; and

(4) upon the Discharge of ABL Debt Obligations, deliver the remaining Pledged Collateral (if any) together with any necessary endorsements, first, to the Collateral Trustee to the extent the Priority Lien Obligations or the Subordinated Lien Obligations which are secured by such Pledged Collateral remain outstanding, and second, to the Issuer or the applicable Guarantor.

The duties or responsibilities of the ABL Collateral Agent described under this caption “— Bailees for Perfection” will be limited solely to holding the Pledged Collateral as bailee in accordance therewith and delivering the Pledged Collateral upon a Discharge of ABL Debt Obligations as provided in the paragraph above, so that, subject to the terms of the intercreditor agreement, until a Discharge of ABL Debt Obligations, the ABL Collateral Agent will be entitled to deal with the Pledged Collateral or ABL Priority Collateral within its “control” in accordance with the terms of the intercreditor agreement and other ABL Debt Documents as if the Liens (if any) of the Collateral Trustee did not exist.

Agreements With Respect to Insolvency or Liquidation Proceedings

Until the Discharge of ABL Debt Obligations has occurred, if the Issuer or any Subsidiary Guarantor shall be subject to any Insolvency or Liquidation Proceeding and the ABL Collateral Agent shall, acting in accordance with the ABL Credit Facility, agree to permit the use of “Cash Collateral” (as such term is defined in Section 363(a) of the Bankruptcy Code) other than the identifiable cash proceeds of any Priority Lien Collateral or Subordinated Lien Collateral, in each case, on which a Lien has been granted to the ABL Collateral Agent pursuant to the ABL Debt Documents, or to the Issuer or any Subsidiary Guarantor to obtain financing, whether from the holders of ABL Debt Obligations or any other Person under Section 364 of the Bankruptcy Code or any similar Bankruptcy Law (“DIP Financing”); provided that, the aggregate principal amount of the DIP Financing plus the aggregate outstanding principal amount of ABL Debt Obligations plus the aggregate face amount of any letters of credit issued and not reimbursed under the ABL Credit Facility does not exceed the ABL Lien Cap, then each holder of Priority Lien Obligations and each holder of Subordinated Lien Obligations will agree that it will raise no objection to or contest such Cash Collateral use or DIP Financing so long as such Cash Collateral use or DIP Financing meet the following requirements:

(1) it is on commercially reasonable terms; and

(2) the holders of Priority Lien Obligations and the holders of Subordinated Lien Obligations retain the right to object to any ancillary agreements or arrangements regarding the Cash Collateral use or the DIP Financing that are materially prejudicial to their perfected interests in the Notes Priority Collateral or Subordinated Lien Collateral, as applicable.

To the extent the Liens securing the ABL Debt Obligations are subordinated to or pari passu with such DIP Financing which meets the requirements of clauses (1) and (2) above, the Collateral Trustee will agree (a) to subordinate any Liens in the ABL Priority Collateral to the Liens securing such DIP Financing (and all Obligations relating thereto) and will not request adequate protection or any other relief in connection therewith (except, as expressly agreed by the ABL Collateral Agent or to the extent permitted by terms of the intercreditor agreement), and (b) to permit a sale of the ABL Priority Collateral free and clear of Liens or other claims, under Section 363 of the Bankruptcy Code or otherwise, then each holder of Priority Lien Obligations and each holder of Subordinated Lien Obligations will agree that it will not raise any objection to or contest such sale or request adequate protection or any other relief in connection therewith (it being understood that the holders of Priority Lien Obligations and the holders of Subordinated Lien Obligations will still, but subject to the intercreditor agreement, have rights with respect to the proceeds of such Collateral).

Until the Discharge of ABL Debt Obligations has occurred, the Collateral Trustee, each holder of Priority Lien Obligations and each holder of Subordinated Lien Obligations, agrees not to seek (or support any other Person seeking) relief from the automatic stay or any other stay in any Insolvency or Liquidation Proceeding in respect of the ABL Priority Collateral, without the prior written consent of the ABL Collateral Agent, and until both the Discharge of Priority Lien Obligations and the Discharge of Subordinated Lien Obligations have occurred, the ABL Collateral Agent, on behalf of itself and the holders of ABL Debt Obligations, will not seek (or support any other Person seeking) relief from the automatic stay or any other stay in any Insolvency or Liquidation Proceeding in respect of the Notes Priority Collateral and Subordinated Lien Collateral (other than to the extent such relief is required to exercise its rights as set forth under the captions “— Collateral Access Rights” or with respect to the provisions of the intercreditor agreement regarding intellectual property rights, access to information or use of equipment, without the prior written consent of the Collateral Trustee).

The Collateral Trustee, each holder of Priority Lien Obligations and each holder of Subordinated Lien Obligations, agrees not to contest (or support any other Person contesting): (a) any request by the ABL Collateral Agent for adequate protection with respect to the ABL Priority Collateral or (b) any objection by the ABL Collateral Agent to any motion, relief, action or proceeding based on the ABL Collateral Agent or the holders of ABL Debt Obligations claiming a lack of adequate protection with respect to the ABL Priority Collateral.

Notwithstanding the foregoing paragraph, in any Insolvency or Liquidation Proceeding, (i) if the holders of ABL Debt Obligations (or any subset thereof) are granted adequate protection in the form of additional collateral (even if such collateral is not of a type which would otherwise have constituted ABL Priority Collateral) in connection with any Cash Collateral use or DIP Financing, then the Collateral Trustee, on behalf of itself, any of the holders of Priority Lien Obligations or any of the holders of Subordinated Lien Obligations, may seek or request adequate protection with respect to its interests in such Collateral in the form of a Lien on the same additional collateral, which Lien will be subordinated (except to the extent that the Collateral Trustee already had a Lien on such Collateral (in which case the priorities set forth in the intercreditor agreement shall apply)) to the Liens securing the ABL Debt Obligations and such Cash Collateral use or DIP Financing (and all Obligations relating thereto) on the same basis as the other Liens of the Collateral Trustee on the ABL Priority Collateral and (ii) in the event the Collateral Trustee, on behalf of itself, any of the holders of Priority Lien Obligations or any of the holders of Subordinated Lien Obligations, seeks or requests adequate protection of their respective interest in the ABL Priority Collateral and such adequate protection is granted in the form of additional collateral, then the Collateral Trustee, on behalf of itself, any of the holders of Priority Lien Obligations or any of the holders of Subordinated Lien Obligations, will agree that it will not oppose any request by the ABL Collateral Agent for adequate protection in the form of a Lien on such additional collateral as security for the ABL Debt Obligations and for any Cash Collateral use or DIP Financing provided by the holders of the ABL Debt Obligations and that any Lien on such additional collateral securing the Priority Lien Obligations and/or Subordinated Lien Obligations shall be subordinated to the Lien on such collateral securing the ABL Debt Obligations and any such DIP Financing provided by the holders of ABL Debt Obligations (and all obligations relating thereto) and to any other Liens granted to the holders of ABL Debt Obligations as adequate protection on the same basis as the other Liens securing the Priority Lien Obligations and the Subordinated Lien Obligations are so subordinated to such ABL Debt Obligations under the intercreditor agreement.

The intercreditor agreement provides that:

(1) except as otherwise expressly set forth in the first paragraph under the caption “— Agreements With Respect to Insolvency or Liquidation Proceedings” or in connection with the exercise of remedies with respect to the ABL Priority Collateral, nothing in the intercreditor agreement will limit the rights of any holder of Priority Lien Obligations or any holder of Subordinated Lien Obligations from seeking adequate protection with respect to their rights in the Collateral in any Insolvency or Liquidation Proceeding (including adequate protection in the form of a cash payment, periodic cash payments or otherwise);

(2) if any holder of ABL Debt Obligations, any holder of Priority Lien Obligations or any holder of Subordinated Lien Obligations is required in any Insolvency or Liquidation Proceeding or otherwise to turn over or otherwise pay to the estate of the Issuer or any Guarantor any amount paid in respect of ABL Debt Obligations, Priority Lien Obligations or Subordinated Lien Obligations, as the case may be (a “Recovery”), then such Person shall be entitled to a reinstatement of ABL Debt Obligations, Priority Lien Obligations or Subordinated Lien Obligations, as the case may be, with respect to all such recovered amounts and, if the intercreditor agreement is terminated prior to such Recovery, the intercreditor agreement will be reinstated in full force and effect, and such prior termination shall not diminish, release, discharge, impair or otherwise affect the obligations of the parties to the intercreditor agreement from such date of reinstatement;

(3) if, in any Insolvency or Liquidation Proceeding,

(a) the holders of Priority Lien Obligations or the holders of Subordinated Lien Obligations receive pursuant to a plan of reorganization or similar dispositive restructuring plan a distribution of debt obligations (“Junior Lien Reorganization Securities”) in whole or in part on account of their junior Liens on the ABL Priority Collateral (such Collateral, the “Applicable Junior Collateral”) that are secured by Liens on such Applicable Junior Collateral, and

(b) the holders of ABL Debt Obligations receive pursuant to such plan of reorganization or similar dispositive restructuring plan a distribution of debt obligations (“Senior Lien Reorganization Securities”) in whole or in part on account of their ABL Debt Obligations that are secured by Liens on such Applicable Junior Collateral, then the holders of Priority Lien Obligations and holders of Subordinated Lien Obligations, as applicable, shall be entitled to retain their Junior Lien Reorganization Securities and shall not be obligated to turnover the same to any or all of the holders of ABL Debt Obligations, and, to the extent the Junior Lien Reorganization Securities and the Senior Lien Reorganization Securities are secured by Liens upon the same Applicable Junior Collateral, the provisions of the intercreditor agreement will survive the distribution of such Junior Lien Reorganization Securities and Senior Lien Reorganization Securities and will apply with like effect to the Junior Lien Reorganization Securities and Senior Lien Reorganization Securities, to such Liens securing such Junior Lien Reorganization Securities and Senior Lien Reorganization Securities and to the distribution of proceeds of such Applicable Junior Collateral;

(4) the holders of ABL Debt Obligations, the holders of Priority Lien Obligations and the holders of Subordinated Lien Obligations acknowledge and agree that (i) the grants of Liens pursuant to the ABL Debt Documents, the Priority Lien Documents and the Subordinated Lien Documents constitute three separate and distinct grants of Liens and (ii) because of, among other things, their differing rights in the Collateral, the Priority Lien Obligations, the Subordinated Lien Obligations and the ABL Debt Obligations are fundamentally different from each other and must be separately classified in any plan of reorganization proposed or adopted in an Insolvency or Liquidation Proceeding. To further effectuate the intent of the parties as provided in the immediately preceding sentence, if it is held that the claims of the holders of ABL Debt Obligations, the holders of Priority Lien Obligations and the holders of Subordinated Lien Obligations in respect of the Collateral constitute only one secured claim (rather than separate classes of senior and junior secured claims), then the holders of ABL Debt Obligations shall be entitled to receive, in addition to amounts distributed to them in respect of principal, pre-petition interest and other claims, all amounts owing in respect of post-petition interest, fees, costs and other charges, irrespective of whether a claim for such amounts is allowed or allowable in such Insolvency or Liquidation Proceeding, before any distribution from, or in respect of, any

Collateral is made in respect of the claims held by the holders of Priority Lien Obligations or the holders of Subordinated Lien Obligations, with the holders of Priority Lien Obligations and the holders of Subordinated Lien Obligations agreeing to turn over to the holders of ABL Debt Obligations amounts otherwise received or receivable by them to the extent necessary to effectuate the intent of this sentence, even if such turnover has the effect of reducing the claim or recovery of the holders of Priority Lien Obligations or the holders of Subordinated Lien Obligations;

(5) neither the Collateral Trustee nor any holder of Priority Lien Obligations or any holder of Subordinated Lien Obligations will oppose or seek to challenge any claim by the ABL Collateral Agent or any holder of ABL Debt Obligations for allowance in any Insolvency or Liquidation Proceeding of ABL Debt Obligations consisting of post-petition interest, fees or expenses to the extent of the value of the Lien securing any holder of ABL Debt Obligation’s claim, without regard to the existence of the Lien of the Collateral Trustee on behalf of the holders of Priority Lien Obligations and the holders of Subordinated Lien Obligations on the Collateral; and

(6) neither the ABL Collateral Agent nor any holder of ABL Debt Obligations shall oppose or seek to challenge any claim by the Collateral Trustee, any holder of Priority Lien Obligations or any holder of Subordinated Lien Obligations for allowance in any Insolvency or Liquidation Proceeding of Priority Lien Obligations or Subordinated Lien Obligations, as applicable, consisting of post-petition interest, fees or expenses to the extent of the value of the Lien securing any holder of Priority Lien Obligation’s or holder of Subordinated Lien Obligation’s, as applicable, claim, without regard to the existence of the Lien of the ABL Collateral Agent on behalf of the holders of ABL Debt Obligations on the Collateral.

Notice Requirements and Procedural Provisions

The intercreditor agreement also provides for various advance notice requirements and other procedural provisions typical for agreements of this type, including procedural provisions to allow any successor ABL Collateral Agent to become a party to the intercreditor agreement (without the consent of any holder of ABL Debt Obligations, Priority Lien Obligations or Subordinated Lien Obligations) upon the refinancing or replacement of the ABL Debt Obligations, Priority Lien Obligations or Subordinated Lien Obligations as permitted by the applicable ABL Debt Documents, Priority Lien Documents and Subordinated Lien Documents.

The Collateral Trust Agreement

On December 21, 2009, the Issuer and the Subsidiary Guarantors entered into a collateral trust agreement with the collateral trustee and the trustee. The collateral trust agreement sets forth the terms on which the collateral trustee will receive, hold, administer, maintain, enforce and distribute the proceeds of all Liens on all Collateral owned by the Issuer or any Subsidiary Guarantor for the benefit of all present and future holders of Priority Lien Obligations and all future holders of Subordinated Lien Obligations (if any).

Enforcement of Liens

If the collateral trustee at any time receives written notice stating that any event has occurred that constitutes a default under any Secured Debt Document entitling the collateral trustee to foreclose upon, collect or otherwise enforce its Liens thereunder, it will promptly deliver written notice thereof to each Secured Debt Representative. Thereafter, the collateral trustee may await direction by an Act of Required Debtholders and will act, or decline to act, as directed by an Act of Required Debtholders, in the exercise and enforcement of the collateral trustee’s interests, rights, powers and remedies in respect of the Collateral or under the security documents or applicable law and, following the initiation of such exercise of remedies, the collateral trustee will act, or decline to act, with respect to the manner of such exercise of remedies as directed by an Act of Required Debtholders, subject to the limitations set forth in the intercreditor agreement with respect to the rights of the collateral trustee in the ABL Priority Collateral. Unless it has been directed to the contrary by an Act of Required Debtholders, the collateral trustee in any event may (but will not be obligated to) take or refrain from taking such action with respect to any default under any Secured Debt Document as it may deem advisable and in the best interest of the holders of Secured Obligations, subject in all cases to the limitations in the intercreditor agreement.

Until the Discharge of Priority Lien Obligations, the holders of the notes and the holders of other future Priority Lien Obligations will have, subject to the intercreditor agreement and the exceptions set forth below in clauses (1) through (4) and the provisions described below under the caption “— Provisions of the Indenture Relating to Security — Relative Rights”, and subject to the rights of the holders of Permitted Prior Liens, the exclusive right to authorize and direct the collateral trustee with respect to the Collateral (including, without limitation, the exclusive right to authorize or direct the collateral trustee to enforce, collect or realize on any Collateral or exercise any other right or remedy with respect to the Collateral) and the provisions of the security documents relating thereto, and no Subordinated Lien Representative or holder of Subordinated Lien Obligations may authorize or direct the collateral trustee with respect to such matters. Notwithstanding the foregoing, the holders of Subordinated Lien Obligations may, subject to the rights of the holders of Permitted Prior Liens and subject to the limitations set forth in the intercreditor agreement, direct the collateral trustee with respect to Collateral:

(1) without any condition or restriction whatsoever, at any time after the Discharge of Priority Lien Obligations;

(2) as necessary to redeem any Collateral in a creditor’s redemption permitted by law or to deliver any notice or demand necessary to enforce (subject to the prior Discharge of Priority Lien Obligations) any right to claim, take or receive proceeds of Collateral remaining after the Discharge of Priority Lien Obligations in the event of foreclosure or other enforcement of any Permitted Prior Lien;

(3) as necessary to perfect or establish the priority (subject to the priority of the Liens securing Priority Lien Obligations, Liens securing ABL Debt Obligations and Permitted Prior Liens) of the Subordinated Liens upon any Collateral; provided that, unless otherwise agreed to by the collateral trustee in the security documents, the holders of Subordinated Lien Obligations may not require the collateral trustee to take any action to perfect any Subordinated Liens on any Collateral through possession or control; or

(4) as necessary to create, prove, preserve or protect (but not enforce) the Subordinated Liens upon any Collateral.

Subject to the intercreditor agreement and the provisions described below under the caption “— Provisions of the Indenture Relating to Security — Relative Rights”, both before and during an Insolvency or Liquidation Proceeding, until the Discharge of Priority Lien Obligations, none of the holders of Subordinated Lien Obligations, the collateral trustee (unless acting pursuant to an Act of Required Debtholders) or any Subordinated Lien Representative will be permitted to:

(1) request judicial relief, in an Insolvency or Liquidation Proceeding or in any other court, that would hinder, delay, limit or prohibit the lawful exercise or enforcement of any right or remedy otherwise available to the holders of Priority Lien Obligations in respect of the Priority Liens or that would limit, invalidate, avoid or set aside any Priority Lien or subordinate the Priority Liens to the Subordinated Liens or grant the Subordinated Liens equal ranking to the Priority Liens;

(2) oppose or otherwise contest any motion for relief from the automatic stay or from any injunction against foreclosure or enforcement of Priority Liens made by any holder of Priority Lien Obligations or any Priority Lien Representative in any Insolvency or Liquidation Proceeding;

(3) oppose or otherwise contest any lawful exercise by any holder of Priority Lien Obligations or any Priority Lien Representative of the right to credit bid Priority Lien Debt at any sale of Collateral in foreclosure of Priority Liens;

(4) oppose or otherwise contest any other request for judicial relief made in any court by any holder of Priority Lien Obligations or any Priority Lien Representative relating to the lawful enforcement of any Priority Lien; or

(5) challenge the validity, enforceability, perfection or priority of the Priority Liens.

Notwithstanding the foregoing and subject to the terms of the intercreditor agreement, both before and during an Insolvency or Liquidation Proceeding, the holders of Subordinated Lien Obligations or Subordinated Lien Representatives may take any actions and exercise any and all rights that would be available to a holder of unsecured claims, including, without limitation, the commencement of an Insolvency or Liquidation Proceeding against the Issuer or any Guarantor in accordance with applicable law; provided the applicable Secured Debt Documents will provide that no holder of Subordinated Lien Obligations or Subordinated Lien Representative will be permitted to take any action prohibited by the intercreditor agreement or any of the actions prohibited by the provisions described in clauses (1) through (5) of the immediately preceding paragraph or oppose or contest any order that it has agreed not to oppose or contest under the provisions described below under the caption “— Insolvency or Liquidation Proceedings”.

The collateral trust agreement provides that, at any time prior to the Discharge of Priority Lien Obligations and after:

(1) the commencement of any Insolvency or Liquidation Proceeding in respect of the Issuer or any Guarantor; or

(2) the collateral trustee and each Subordinated Lien Representative have received written notice from any Priority Lien Representative that:

(a) any Series of Priority Lien Debt has become due and payable in full (whether at maturity, upon acceleration or otherwise), or

(b) the holders of Priority Liens securing one or more Series of Priority Lien Debt have become entitled under any Priority Lien Document to and desire to enforce any or all of the Priority Liens by reason of a default under such Priority Lien Documents, no payment of money (or the equivalent of money) will be made from the proceeds of Collateral by the Issuer or any Subsidiary Guarantor to the collateral trustee (other than distributions to the collateral trustee for the benefit of the holders of Priority Lien Obligations), any Subordinated Lien Representative or any holder of Subordinated Lien Obligations (including, without limitation, payments and prepayments made for application to Subordinated Lien Obligations).

All proceeds of Collateral received by the collateral trustee, any Subordinated Lien Representative or any holder of Subordinated Lien Obligations in violation of the provisions described in the immediately preceding paragraph will be held by such Person for the account of, prior to the Discharge of Priority Lien Obligations, the holders of Priority Liens and remitted to any Priority Lien Representative upon demand by such Priority Lien Representative. The Subordinated Liens will remain attached to and, subject to the provisions described under the caption “— Provisions of the Indenture Relating to Security — Ranking of Subordinated Liens”, enforceable against all proceeds so held or remitted. All proceeds of Collateral received by the collateral trustee, any Subordinated Lien Representative or any holder of Subordinated Lien Obligations not in violation of the immediately preceding paragraph will be received by such Person free from the Priority Liens and all other Liens except Subordinated Liens and Permitted Prior Liens, subject to the terms of the intercreditor agreement.

Waiver of Right of Marshalling

The collateral trust agreement provides that, prior to the Discharge of Priority Lien Obligations, the holders of Subordinated Lien Obligations, each Subordinated Lien Representative and the collateral trustee may not assert or enforce any right of marshalling accorded to a junior lienholder, as against the holders of Priority Lien Obligations or the Priority Lien Representatives (in their capacity as priority lienholders) with respect to the Collateral. Following the Discharge of Priority Lien Obligations, the holders of Subordinated Lien Obligations and any Subordinated Lien Representative may assert their right under the Uniform Commercial Code or otherwise to any proceeds remaining following a sale or other disposition of Collateral by, or on behalf of, the holders of Priority Lien Obligations, subject to the terms of the intercreditor agreement.

Insolvency or Liquidation Proceedings

The collateral trust agreement provides that, if in any Insolvency or Liquidation Proceeding and prior to the Discharge of Priority Lien Obligations, the holders of Priority Lien Obligations or any Priority Lien Representative consent to any order:

(1) for use of cash collateral;

(2) approving a debtor-in-possession financing secured by a Lien that is senior to or on a parity with all Priority Liens upon any property of the estate in such Insolvency or Liquidation Proceeding;

(3) granting any relief on account of Priority Lien Obligations as adequate protection (or its equivalent) for the benefit of the holders of Priority Lien Obligations in the Collateral; or

(4) relating to a sale of assets of the Issuer or any Subsidiary Guarantor that provides, to the extent the Collateral sold is to be free and clear of Liens, that all Priority Liens and Subordinated Liens will attach to the proceeds of the sale;

then, the holders of Subordinated Lien Obligations and the Subordinated Lien Representatives, in their capacity as holders or representatives of secured claims, will not oppose or otherwise contest the entry of such order, so long as none of the holders of Priority Lien Obligations or any Priority Lien Representative opposes or otherwise contests any request made by the holders of Subordinated Lien Obligations or a Subordinated Lien Representative for the grant to the collateral trustee, for the benefit of the holders of Subordinated Lien Obligations and the Subordinated Lien Representatives, of a junior Lien upon any property on which a Lien is (or is to be) granted under such order to secure the Priority Lien Obligations, co-extensive in all respects with, but subordinated to, such Lien and all Priority Liens on such property.

Notwithstanding the foregoing and subject to the terms of the intercreditor agreement, both before and during an Insolvency or Liquidation Proceeding, the holders of Subordinated Lien Obligations and the Subordinated Lien Representatives may take any actions and exercise any and all rights that would be available to a holder of unsecured claims, including, without limitation, the commencement of Insolvency or Liquidation Proceedings against the Issuer or any Guarantor in accordance with applicable law; provided that the applicable Secured Debt Documents will provide that no holder of Subordinated Lien Obligations or Subordinated Lien Representative will be permitted to take any action prohibited by the intercreditor agreement or any of the actions prohibited by the provisions described in clauses (1) through (5) of the third paragraph under the caption “— Enforcement of Liens”, or oppose or contest any order that it has agreed not to oppose or contest under the provisions described in clauses (1) through (4) of the immediately preceding paragraph.

The holders of Subordinated Lien Obligations or any Subordinated Lien Representative will not file or prosecute in any Insolvency or Liquidation Proceeding any motion for adequate protection (or any comparable request for relief) based upon their interest in the Collateral under the Subordinated Liens, except that, subject to the provisions of the intercreditor agreement:

(1) they may freely seek and obtain relief: (a) granting a junior Lien co-extensive in all respects with, but subordinated to, all Liens granted in the Insolvency or Liquidation Proceeding to, or for the benefit of, the holders of Priority Lien Obligations; or (b) in connection with the confirmation of any plan of reorganization or similar dispositive restructuring plan; and

(2) they may freely seek and obtain any relief upon a motion for adequate protection (or any comparable relief), without any condition or restriction whatsoever, at any time after the Discharge of Priority Lien Obligations.

Order of Application

The collateral trust agreement provides that if any Collateral is sold or otherwise realized upon by the collateral trustee in connection with any foreclosure, collection or other enforcement of Priority Liens granted to the collateral trustee in the security documents, the proceeds received by the collateral trustee from such foreclosure, collection or other enforcement will be distributed by the collateral trustee, subject to the provisions of the intercreditor agreement, in the following order of application:

FIRST, to the payment of all amounts payable under the collateral trust agreement on account of the collateral trustee’s fees and any reasonable legal fees, costs and expenses or other liabilities of any kind incurred by the collateral trustee or any co-trustee or agent of the collateral trustee in connection with any security document;

SECOND, to the repayment of Indebtedness and other obligations (other than Secured Debt Obligations) secured by a Permitted Prior Lien on the Collateral sold or realized upon, to the extent that such other Indebtedness or obligation is (or is required) to be discharged in connection with such sale or other realization;

THIRD, to the respective Priority Lien Representatives for application to the payment of all outstanding notes and other Priority Lien Debt and any other Priority Lien Obligations that are then due and payable in such order as may be provided in the Priority Lien Documents in an amount sufficient to pay in full in cash all outstanding notes and other Priority Lien Debt and all other Priority Lien Obligations that are then due and payable (including all interest accrued thereon after the commencement of any Insolvency or Liquidation Proceeding at the rate, including any applicable post-default rate, specified in the Priority Lien Documents, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding, and including the discharge or cash collateralization (at the lower of (1) 105% of the aggregate undrawn amount and (2) the percentage of the aggregate undrawn amount required for release of Liens under the terms of the applicable Priority Lien Document) of all outstanding letters of credit constituting Priority Lien Debt);

FOURTH, to the respective Subordinated Lien Representatives for application to the payment of all outstanding Subordinated Lien Debt and any other Subordinated Lien Obligations that are then due and payable in such order as may be provided in the Subordinated Lien Documents in an amount sufficient to pay in full in cash all outstanding Subordinated Lien Debt and all other Subordinated Lien Obligations that are then due and payable (including all interest accrued thereon after the commencement of any Insolvency or Liquidation Proceeding at the rate, including any applicable post-default rate, specified in the Subordinated Lien Documents, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding, and including the discharge or cash collateralization (at the lower of (1) 105% of the aggregate undrawn amount and (2) the percentage of the aggregate undrawn amount required for release of Liens under the terms of the applicable Subordinated Lien Document) of all outstanding letters of credit, if any, constituting Subordinated Lien Debt); and

FIFTH, any surplus remaining after the payment in full in cash of the amounts described in the preceding clauses will be paid to the Issuer or the applicable Guarantor, as the case may be, or its successors or assigns, or as a court of competent jurisdiction may direct.

If any Subordinated Lien Representative or any holder of a Subordinated Lien Obligation collects or receives any proceeds with respect to Subordinated Lien Obligations of such foreclosure, collection or other enforcement that should have been applied to the payment of the Priority Lien Obligations in accordance with the provisions described in the immediately preceding paragraph, whether after the commencement of an Insolvency or Liquidation Proceeding or otherwise, such Subordinated Lien Representative or such holder of a Subordinated Lien Obligation, as the case may be, will forthwith deliver the same to the collateral trustee, for the account of the holders of the Priority Lien Obligations to be applied in accordance with the provisions described in the immediately preceding paragraph. Until so delivered, such proceeds will be held by that Subordinated Lien Representative or that holder of a Subordinated Lien Obligation, as the case may be, for the benefit of the holders of the Priority Lien Obligations. These provisions will not apply to payments received by any holder of Subordinated Lien Obligations if such payments are not proceeds of realization upon Collateral.

The provisions described above under the caption “— Order of Application” are intended for the benefit of, and will be enforceable by, each present and future holder of Secured Obligations, each present and future Secured Debt Representative and the collateral trustee, as holder of Priority Liens and Subordinated Liens, in each case, as a party to the collateral trust agreement or as a third party beneficiary thereof. The Secured Debt Representative of each future Series of Secured Debt will be required to deliver a Lien Sharing and Priority Confirmation to the collateral trustee and each other Secured Debt Representative at the time of incurrence of such Series of Secured Debt.

No appraisal of the fair market value of the Collateral has been made in connection with this offering of the notes or was made at the time of the offering of the original first lien notes or the additional first lien notes, and the value of the Collateral will depend on market and economic conditions, the availability of buyers and other factors. As a result, liquidating the Collateral may not produce proceeds in an amount sufficient to pay any amounts due on the notes. There can be no assurance that the value of the Collateral or that the net proceeds received upon a sale of the Collateral would be sufficient to repay all, or would not be substantially less than, amounts due on the notes following a foreclosure upon the Collateral (and any payments in respect of Permitted Prior Liens) or a liquidation of the Issuer’s assets or the assets of the Subsidiary Guarantors. See “Risk Factors — Risks Related to the Collateral and the Guarantees — The Value of the Collateral Securing the Notes May Not Be Sufficient to Satisfy Our Obligations Under the Notes.”

Release of Liens on Collateral

The collateral trust agreement provides that the collateral trustee’s Liens on the Collateral will be released:

(1) in whole, upon (a) payment in full and discharge of all outstanding Secured Debt and all other Secured Obligations that are outstanding, due and payable at the time all of the Secured Debt is paid in full and discharged and (b) termination or expiration of all commitments to extend credit under all Secured Debt Documents and the cancellation or termination or cash collateralization (at the lower of (1) 105% of the aggregate undrawn amount and (2) the percentage of the aggregate undrawn amount required for release of Liens under the terms of the applicable Secured Debt Documents) of all outstanding letters of credit issued pursuant to any Secured Debt Documents;

(2) as to any Collateral that is sold, transferred or otherwise disposed of by the Issuer or any Subsidiary Guarantor (including indirectly, by way of a sale or other disposition of Capital Stock of a Subsidiary Guarantor) to a Person that is not (either before or after such sale, transfer or disposition) the Issuer or a Restricted Subsidiary of the Issuer in a transaction or other circumstance that is not prohibited by either the “Asset Sale” provisions of the indenture or by the terms of any applicable Secured Debt Documents, at the time of such sale, transfer or other disposition or to the extent of the interest sold, transferred or otherwise disposed of; provided that the collateral trustee’s Liens upon the Collateral will not be released if the sale or disposition is subject to the covenant described below under the caption “— Certain Covenants — Merger, Consolidation or Sale of Assets”;

(3) upon completion of any Asset Sale Offer conducted in compliance with the provision of the indenture described below under the caption “— Repurchase at the Option of Holders — Asset Sales”, to the extent any Net Proceeds constituted Excess Proceeds with respect to such Asset Sale Offer and remain unexpended following the consummation of such Asset Sale Offer;

(4) as to less than all or substantially all of the Collateral, if consent to the release of all Priority Liens (or, at any time after the Discharge of Priority Lien Obligations, consent to the release of all Subordinated Liens) on such Collateral has been given by an Act of Required Debtholders;

(5) as to all or substantially all of the Collateral, if (a) release of that Collateral is permitted under each Series of Secured Debt at the time outstanding as provided for in the applicable Secured Debt Documents, and (b) the Issuer has delivered an Officers’ Certificate to the collateral trustee certifying that all requirements for such release have been complied with;

(6) if and to the extent (a) required by all Series of Secured Debt at the time outstanding or (b) upon request of the Issuer, if such release is permitted for all Series of Secured Debt at the time outstanding without the consent of the holders thereof, in each case as provided for in the applicable Secured Debt Documents; or

(7) if and to the extent required by the provisions of the intercreditor agreement described above under the caption “— The Intercreditor Agreement — Releases”,

and, in each such case, upon request of the Issuer, the collateral trustee will execute (with such acknowledgements and/or notarizations as are required) and deliver evidence of such release to the Issuer; provided, however, to the extent the Issuer requests the collateral trustee to deliver evidence of the release of Collateral in accordance with this paragraph, the Issuer will deliver to the collateral trustee an Officers’ Certificate to the effect that such release of Collateral pursuant to the provisions described in this paragraph did not violate the terms of any applicable Secured Debt Document.

The security documents provide that the Liens securing the Secured Debt will extend to the proceeds of any sale of Collateral. As a result, the collateral trustee’s Liens will apply to the proceeds of any such Collateral received in connection with any sale or other disposition of assets described in the immediately preceding paragraph, subject to the provisions of the intercreditor agreement.

Release of Liens in Respect of Notes

The indenture and the collateral trust agreement provide that the collateral trustee’s Liens upon the Collateral will no longer secure the notes outstanding under the indenture or any other Obligations under the indenture, and the right of the holders of the notes and such Obligations to the benefits and proceeds of the collateral trustee’s Liens on the Collateral will terminate and be discharged:

(1) upon satisfaction and discharge of the indenture as described under the caption “— Satisfaction and Discharge”;

(2) upon a Legal Defeasance or Covenant Defeasance of the notes as described under the caption “— Legal Defeasance and Covenant Defeasance”;

(3) upon payment in full and discharge of all notes outstanding under the indenture and all Obligations that are outstanding, due and payable under the indenture at the time the notes are paid in full and discharged;

(4) in whole or in part, with the consent of the holders of the requisite percentage of notes in accordance with the provisions described below under the caption “— Amendment, Supplement and Waiver”; or

(5) if and to the extent required by the provisions of the intercreditor agreement described above under the caption “— The Intercreditor Agreement — Releases”.

Amendment of Security Documents

The collateral trust agreement provides that:

(1) no amendment or supplement to the provisions of any security document will be effective without the approval of the collateral trustee acting as directed by an Act of Required Debtholders, except that any amendment or supplement that has the effect solely of (a) adding or maintaining Collateral, securing additional Secured Debt that was otherwise permitted by the terms of the Secured Debt Documents to be secured by the Collateral or preserving, perfecting or establishing the priority of the Liens thereon or the rights of the collateral trustee therein; (b) curing any ambiguity, defect, mistake, omission or inconsistency; (c) providing for the assumption of the Issuer’s or any Subsidiary Guarantor’s obligations under any security document in the case of a merger or consolidation or sale of all or substantially all of the assets of the Issuer or such Guarantor, as applicable; (d) making any change that would provide any additional rights or benefits to the secured parties or the collateral trustee or that does not adversely affect in any material respect the legal rights under the indenture or any other Secured Debt Document of any holder of notes, any other secured party or the collateral trustee; (e) conforming the text of any security document to any provision of this Description of Notes to the extent that such provision in this Description of Notes was intended to be a verbatim recitation of any security document; or (f) complying with any requirement of the Commission, will, in each case, become effective when executed and delivered by the Issuer and any applicable Subsidiary Guarantor party thereto and the collateral trustee;

(2) no amendment or supplement to the provisions of any security document that

(a) reduces, impairs or adversely affects the right of any holder of Secured Obligations:

(i) to vote its outstanding Secured Debt as to any matter described as subject to an Act of Required Debtholders or direction by the Required Priority Lien Debtholders,

(ii) to share in the order of application described above under “— Order of Application” in the proceeds of enforcement of or realization after default on any Collateral that has not been released in accordance with the provisions described above under “— Release of Liens on Collateral”, or

(iii) to require that Liens securing Secured Obligations be released only as set forth in the provisions described above under the caption “— Release of Liens on Collateral”, or

(b) amends the provisions described in this clause (2) or the definition of “Act of Required Debtholders”, “Required Priority Lien Debtholders” or “Required Subordinated Lien Debtholders”, will become effective without the consent of the requisite percentage or number of holders of each Series of Secured Debt so affected as specified under the applicable Secured Debt Documents; and

(3) no amendment or supplement to the provisions of any security document that imposes any obligation upon the collateral trustee or any Secured Debt Representative or adversely affects the rights of the collateral trustee or any Secured Debt Representative, in its individual capacity as such will become effective without the consent of the collateral trustee or such Secured Debt Representative, as applicable.

Any amendment or supplement to the provisions of the security documents that releases Collateral will be effective only if such release is granted in accordance with the applicable Secured Debt Document in compliance with each then outstanding Series of Secured Debt, except as specified in the next sentence. Any amendment or supplement that results in the collateral trustee’s Liens upon all or substantially all of the Collateral no longer securing the notes and all related Obligations under the note documents may only be effected in accordance with the provisions described above under the caption “— Release of Liens in Respect of Notes”.

The collateral trust agreement provides that, notwithstanding anything to the contrary in the provisions described under the caption “— Amendment of Security Documents”, but subject to the provisions described in clauses (2) and (3) of the first paragraph under that caption, any amendment or waiver of, or any consent under, any provision of the collateral trust agreement or any other security document that secures Priority Lien Obligations will apply automatically to any comparable provision of any comparable Subordinated Lien Document without the consent of or notice to any Subordinated Lien Representative or holder of Subordinated Lien Obligations and without any action by the Issuer, any Subsidiary Guarantor, any holder of notes or other Priority Lien Obligations or any Subordinated Lien Representative or holder of Subordinated Lien Obligations.

Voting

In connection with any matter under the collateral trust agreement requiring a vote of holders of Secured Debt, each Series of Secured Debt will cast its votes in accordance with the Secured Debt Documents governing such Series of Secured Debt. The amount of Secured Debt to be voted by a Series of Secured Debt will equal (1) the aggregate principal amount of Secured Debt held by such Series of Secured Debt (including outstanding letters of credit whether or not then available or drawn), plus (2) other than in connection with an exercise of remedies, the aggregate unfunded commitments to extend credit which, when funded, would constitute Indebtedness of such Series of Secured Debt. Following and in accordance with the outcome of the applicable vote under its Secured Debt Documents, the Secured Debt Representative of each applicable Series of Secured Debt will vote the total amount of Secured Debt under that Series of Secured Debt as a block in respect of any vote under the collateral trust agreement. See “Act of Required Debtholders”.

Provisions of the Indenture Relating to Security

Equal and Ratable Sharing of Collateral by Holders of Priority Lien Debt

The indenture provides that, notwithstanding:

(1) anything to the contrary contained in the security documents;

(2) the time of incurrence of any Series of Priority Lien Debt;

(3) the order or method of attachment or perfection of any Lien securing any Series of Priority Lien Debt;

(4) the time or order of filing or recording of financing statements or other documents filed or recorded to perfect any Liens securing any Series of Priority Lien Debt;

(5) the time of taking possession or control over any Collateral securing any Series of Priority Lien Debt;

(6) that any Priority Lien may not have been perfected or may be or have become subordinated, by equitable subordination or otherwise, to any other Lien; or

(7) the rules for determining priority under any law governing relative priorities of Liens,

all Priority Liens granted at any time by the Issuer or any Subsidiary Guarantor will secure, equally and ratably, all present and future Priority Lien Obligations of the Issuer or such Subsidiary Guarantor, as the case may be.

The provisions described in the immediately preceding paragraph are intended for the benefit of, and will be enforceable by, each present and future holder of Priority Lien Obligations, each present and future Priority Lien Representative and the collateral trustee, as holder of Priority Liens, in each case, as a party to the collateral trust agreement or as a third party beneficiary thereof. The Priority Lien Representative of each future Series of Priority Lien Debt will be required to deliver a Lien Sharing and Priority Confirmation to the collateral trustee and the trustee at the time of incurrence of such Series of Priority Lien Debt.

Ranking of Subordinated Liens

The indenture requires the Subordinated Lien Documents, if any, to provide that, notwithstanding:

(1) anything to the contrary contained in the security documents;

(2) the time of incurrence of any Series of Secured Debt;

(3) the order or method of attachment or perfection of any Liens securing any Series of Secured Debt;

(4) the time or order of filing or recording of financing statements or other documents filed or recorded to perfect any Lien upon any Collateral;

(5) the time of taking possession or control over any Collateral;

(6) that any Priority Lien may not have been perfected or may be or have become subordinated, by equitable subordination or otherwise, to any other Lien;

(7) the rules for determining priority under any law governing relative priorities of Liens; or

(8) all Subordinated Liens at any time granted by the Issuer or any Subsidiary Guarantor will be subject and subordinate to all Priority Liens securing all present and future Priority Lien Obligations of the Issuer or such Subsidiary Guarantor, as the case may be.

The indenture also requires the Subordinated Lien Documents, if any, to provide that the provisions described in the foregoing clauses (1) through (8) are intended for the benefit of, and will be enforceable by, each present and future holder of Priority Lien Obligations, each present and future Priority Lien Representative and the collateral trustee as holder of Priority Liens, in each case, as a party to the collateral trust agreement or as a third party beneficiary thereof. The Subordinated Lien Representative of each future Series of Subordinated Lien Debt will be required to deliver a Lien Sharing and Priority Confirmation to the collateral trustee at the time of incurrence of such Series of Subordinated Lien Debt.

Relative Rights

Nothing in the note documents will:

(1) impair, as between the Issuer and the holders of the notes, the obligation of the Issuer to pay principal, interest, premium, if any, or Special Interest, if any, on the notes in accordance with their terms or any other obligation of the Issuer or any Guarantor under the note documents;

(2) affect the relative rights of holders of notes as against any other creditors of the Issuer or any Guarantor (other than as expressly specified in the intercreditor agreement or the collateral trust agreement);

(3) restrict the right of any holder of notes to sue for payments that are then due and owing (but not the right to enforce any judgment in respect thereof against any Collateral to the extent specifically prohibited by the provisions of the intercreditor agreement or the collateral trust agreement, as generally described above under the captions “— The Intercreditor Agreement” and “— The Collateral Trust Agreement”;

(4) restrict or prevent any holder of notes or other Priority Lien Obligations, the trustee, the collateral trustee or any other person from exercising any of its rights or remedies upon a Default or Event of Default not specifically restricted or prohibited by the provisions of the intercreditor agreement or the collateral trust agreement, as generally described above under the captions “— The Intercreditor Agreement” and “— The Collateral Trust Agreement”; or

(5) restrict or prevent any holder of notes or other Priority Lien Obligations, the trustee, the collateral trustee or any other person from taking any lawful action in an Insolvency or Liquidation Proceeding not specifically restricted or prohibited by the provisions of the intercreditor agreement or the collateral trust agreement, as generally described above under the captions “— The Intercreditor Agreement” and “— The Collateral Trust Agreement”.

Further Assurances

The indenture provides that the Issuer and each of the Subsidiary Guarantors will do or cause to be done all acts and things that may be reasonably required, or that the collateral trustee from time to time may reasonably request, to assure and confirm that the collateral trustee holds, for the benefit of the holders of Obligations under the notes documents, duly created and enforceable and perfected Liens upon the Collateral (including any property or assets that are acquired or otherwise become Collateral), in each case, as and to the extent contemplated by, and with the Lien priority required under, the Secured Debt Documents.

The collateral trust agreement provides that, upon the reasonable request of the collateral trustee or any Secured Debt Representative at any time and from time to time, the Issuer and each of the Subsidiary Guarantors will promptly execute, acknowledge and deliver such security documents, instruments, certificates, notices and other documents, and take such other actions as may be reasonably required, or that the collateral trustee may reasonably request, to create, perfect, protect, assure or enforce the Liens and benefits intended to be conferred, in each case as and to the extent contemplated by the Secured Debt Documents for the benefit of the holders of Secured Obligations.

Insurance

The indenture requires that the Issuer and the Subsidiary Guarantors:

(1) keep their properties insured and maintain such general liability, automobile liability, workers’ compensation/employers’ liability, property casualty insurance and any excess umbrella coverage related to any of the foregoing as is customary for companies in the same or similar businesses operating in the same or similar locations;

(2) maintain such other insurance as may be required by law; and

(3) maintain such other insurance as may be required by the security documents relating to the Notes.

The indenture provides that upon the request of the trustee or the collateral trustee, the Issuer and the Subsidiary Guarantors will furnish to the trustee or collateral trustee full information as to their property and liability insurance carriers. The indenture requires that the Issuer (x) provide the trustee and the collateral trustee with notice of cancellation or modification with respect to its property and casualty policies before the effective date of such cancellation or modification and (y) name the trustee or collateral trustee as a co-loss payee on property and casualty policies and as an additional insured as its interests may appear on the liability policies listed in clause (1) above.

Compliance with the Trust Indenture Act

The indenture has been qualified under and is subject to and governed by the Trust Indenture Act. To the extent applicable, the indenture requires the Issuer to comply with the provisions of TIA § 314 and to cause TIA § 313(b), relating to reports, and TIA § 314(d), relating to the release of property or securities or relating to the substitution therefor of any property or securities to be subjected to the Lien of the security documents, to be complied with. Any certificate or opinion required by TIA § 314(d) may be made by an officer of the Issuer except in cases where TIA § 314(d) requires that such certificate or opinion be made by an independent Person, which Person will be an independent engineer, appraiser or other expert selected by or reasonably satisfactory to the trustee.

Notwithstanding anything to the contrary in the preceding paragraph, the Issuer will not be required to comply with all or any portion of TIA § 314(d) if the Issuer determines, in good faith, that under the terms of TIA § 314(d) and/or any interpretation or guidance as to the meaning thereof of the Commission and its staff, including “no action” letters or exemptive orders, all or any portion of TIA § 314(d) is inapplicable to released collateral. The Issuer and the Guarantors may, subject to the provisions of the indenture, among other things, without any release or consent by the trustee or the collateral trustee or any holder of Priority Lien Obligations, conduct ordinary course activities with respect to the Collateral.

Mandatory Redemption

The Issuer is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Optional Redemption

At any time prior to December 15, 2012, the Issuer may, on any one or more occasions, redeem up to 35% of the aggregate principal amount of notes issued under the indenture (including the notes offered hereby, the original first lien notes, the additional first lien notes and any additional notes) at a redemption price of 109.50% of the principal amount thereof, plus accrued and unpaid interest and Special Interest (if any) thereon to the applicable redemption date, with all or a portion of the net cash proceeds of one or more Qualified Equity Offerings; provided that:

(1) at least 65% of the aggregate principal amount of notes issued under the indenture (including any additional notes) remains outstanding immediately after the occurrence of such redemption (excluding notes held by the Issuer and its Subsidiaries); and

(2) the redemption must occur within 90 days of the date of the closing of such Qualified Equity Offering.

At any time prior to December 15, 2012, the Issuer may, on any one or more occasions, redeem all or a part of the notes, upon not less than 15 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of the notes redeemed, plus the Applicable Premium as of, and accrued and unpaid interest and Special Interest (if any) to, the date of redemption, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date.

Except pursuant to the two preceding paragraphs, the notes will not be redeemable at the Issuer’s option prior to December 15, 2012.

On or after December 15, 2012, the Issuer may redeem all or a part of the notes upon not less than 15 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Special Interest, if any, thereon, to the applicable redemption date, if redeemed during the 12-month period beginning on December 15 of the years indicated below, subject to the rights of holders of notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage

2012	107.125%
2013	104.750%
2014	102.375%
2015 and thereafter	100.000%

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption on a pro rata basis (or, in the case of notes issued in global form as discussed under “— Book-Entry, Delivery and Form”, based on a method that most nearly approximates a pro rata selection as the trustee deems fair and appropriate) unless otherwise required by law or applicable stock exchange or depositary requirements.

No notes of $2,000 or less shall be redeemed in part. Notices of redemption shall be sent electronically or mailed by first class mail or as otherwise provided in accordance with the procedures of DTC at least 15 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may be given prior to the completion thereof, and any redemption or notice may, at the Issuer’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the Qualified Equity Offering.

If any note is to be redeemed in part only, the notice of redemption that relates to that note shall state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder thereof upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, unless the Issuer defaults in the payment of the redemption price, interest ceases to accrue on notes or portions of them called for redemption.

The Issuer or its Affiliates may acquire notes by means other than a redemption from time to time, including through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise so long as the acquisition does not otherwise violate the terms of the indenture, upon such terms and at such prices as the Issuer or its Affiliates may determine which may be more or less than the consideration for which the notes offered hereby are being sold and could be for cash or other consideration.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of notes will have the right to require the Issuer to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that holder’s notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, the Issuer will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Special Interest (if any) thereon, to the date of purchase, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control (or prior to the Change of Control if a definitive agreement is in place for the Change of Control), the Issuer will send a notice to each holder electronically or by first class mail at its registered address or otherwise in accordance with the procedures of DTC, describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

On the Change of Control Payment Date, the Issuer will, to the extent lawful:

(1) accept for payment all notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions thereof properly tendered; and

(3) deliver or cause to be delivered to the trustee the notes so accepted together with an Officers’ Certificate of the Issuer stating the aggregate principal amount of notes or portions thereof being purchased by the Issuer.

The paying agent will promptly mail or wire transfer to each holder of notes properly tendered and so accepted the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. Any note so accepted for payment will cease to accrue interest on and after the Change of Control Payment Date.

The provisions described above that require the Issuer to make a Change of Control Offer in connection with a Change of Control will be applicable regardless of whether any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that the Issuer repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

The Change of Control purchase feature of the notes may in certain circumstances make more difficult or discourage a sale or takeover of the Issuer and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Issuer and the initial purchasers.

The Issuer will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Issuer and purchases all notes properly tendered and not withdrawn under such Change of Control Offer or (2) a notice of redemption has been given for all of the notes pursuant to the indenture as described above under the caption “— Optional Redemption”, unless and until there is a default in payment of the applicable redemption price. Notwithstanding anything to the contrary contained herein, a Change of Control Offer may be made in advance of a Change of Control, subject to one or more conditions precedent, including but not limited to the consummation of such Change of Control, if a definitive agreement is in place for the Change of Control at the time the Change of Control Offer is made.

The ABL Credit Facility provides that certain change of control events will constitute a default under the ABL Credit Facility. Credit agreements that the Issuer enters into in the future may contain similar provisions. Such defaults could result in amounts outstanding under the ABL Credit Facility and such other agreements being declared immediately due and payable or lending commitments being terminated. Additionally, the Issuer’s ability to pay cash to holders of notes following the occurrence of a Change of Control may be limited by its then existing financial resources; sufficient funds may not be available to the Issuer when necessary to make any required repurchases of notes. See “Risk Factors — Risks Related to the Notes — We May Not Have the Ability to Raise the Funds Necessary to Finance the Change of Control Offer or the Asset Sale Offer Required by the Indenture Governing the Notes”.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Issuer and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all”, there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require the Issuer to repurchase such notes as a result of a sale, transfer, conveyance or other disposition of less than all of the assets of the Issuer and its Subsidiaries taken as a whole to another Person or group may be uncertain.

A Change of Control would be triggered at such time as a majority of the members of the Board of Directors of the Issuer or Parent are not Continuing Directors (defined as directors serving on December 21, 2009, nominated by directors a majority of whom were serving on December 21, 2009 or nominated or elected by our sponsor). You should note, however, that recent case law suggests that, in the event that incumbent directors are replaced as a result of a contested election, issuers may nevertheless avoid triggering a Change of Control under a clause similar to the provision described in the prior sentence if the outgoing directors were to approve the new directors for the purpose of such Change of Control clause.

Asset Sales

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Issuer (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

(2) with respect to Asset Sales involving aggregate consideration in excess of $25.0 million, such fair market value is determined in good faith by the Board of Directors of the Issuer or Parent; and

(3) at least 75% of the consideration therefor received by the Issuer or such Restricted Subsidiary is in the form of cash, Cash Equivalents or Replacement Assets or a combination of cash, Cash Equivalents or Replacement Assets; provided that, for purposes of this provision, each of the following shall be deemed to be cash:

(a) any liabilities (as shown on the Issuer’s or such Restricted Subsidiary’s most recent balance sheet or in the footnotes thereto), of the Issuer or any Restricted Subsidiary (other than contingent liabilities, Indebtedness that is by its terms contractually subordinated in right of payment to the notes or any Note Guarantee and liabilities to the extent owed to the Issuer or any Restricted Subsidiary of the Issuer) that are assumed by the transferee of any such assets or Equity Interests pursuant to an agreement that releases the Issuer or such Restricted Subsidiary, as the case may be, from further liability;

(b) any securities, notes or other obligations received by the Issuer or any such Restricted Subsidiary, as the case may be, from such transferee that are converted by the Issuer or such Restricted Subsidiary into cash or Cash Equivalents within 180 days (to the extent of the cash or Cash Equivalents received in that conversion); and

(c) any Designated Non-Cash Consideration received by the Issuer or any Restricted Subsidiary in such Asset Sale having an aggregate fair market value, taken together with all other Designated Non-Cash Consideration received pursuant to this clause (c) that is at the time outstanding, not to exceed the greater of (x) $75.0 million and (y) 2.5% of the Issuer’s Consolidated Total Assets at the time of the receipt of such Designated Non-Cash Consideration, with the fair market value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale other than (1) a Sale of Notes Priority Collateral or (2) a Sale of a Subsidiary Guarantor, the Issuer or such Restricted Subsidiary may apply such Net Proceeds at its option and to the extent it so elects:

(1) to repay, repurchase or redeem Priority Lien Obligations (including Priority Lien Obligations under the notes) or ABL Debt Obligations;

(2) to repay any Indebtedness secured by a Permitted Prior Lien;

(3) to repay Indebtedness and other obligations of a Restricted Subsidiary that is not a Guarantor, other than Indebtedness owed to the Issuer or another Restricted Subsidiary;

(4) to repay other Indebtedness of the Issuer or any Subsidiary Guarantor (other than any Disqualified Stock or any Indebtedness that is contractually subordinated in right of payment to the notes), other than Indebtedness owed to Parent, the Issuer or a Restricted Subsidiary of the Issuer; provided that the Issuer shall equally and ratably redeem or repurchase the notes as described under the caption “— Optional Redemption”, through open market purchases (to the extent such purchases are at or above 100% of the principal amount thereof) or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all holders to purchase the notes at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, on the amount of notes that would otherwise be prepaid;

(5) to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of the Issuer;

(6) to make an Investment in Replacement Assets or make a capital expenditure in or that is used or useful in a Permitted Business; or

(7) any combination of the foregoing;

provided that the Issuer will be deemed to have complied with the provisions described in clauses (5) and (6) of this paragraph if and to the extent that, within 365 days after the Asset Sale that generated the Net Proceeds, the Issuer has entered into and not abandoned or rejected a binding agreement to acquire the assets or Capital Stock of a Permitted Business, make an Investment in Replacement Assets or make a capital expenditure in compliance with the provision described in clauses (5) and (6) of this paragraph, and that acquisition, purchase or capital expenditure is thereafter completed within 180 days after the end of such 365-day period. Pending the final application of any such Net Proceeds, the Issuer may temporarily reduce revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the indenture.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale that constitutes (1) a Sale of Notes Priority Collateral or (2) a Sale of a Subsidiary Guarantor, the Issuer (or the applicable Restricted Subsidiary, as the case may be) may apply an amount equal to such Net Proceeds:

(1) to make an Investment in other assets or property that would constitute Notes Priority Collateral;

(2) to make an Investment in Capital Stock of another Permitted Business if, after giving effect to such Investment, the Permitted Business becomes a Subsidiary Guarantor or is merged into or consolidated with the Issuer or any Subsidiary Guarantor;

(3) to make a capital expenditure with respect to assets that constitute Notes Priority Collateral;

(4) to repay Indebtedness secured by a Permitted Prior Lien on any Notes Priority Collateral that was sold in such Asset Sale;

(5) to repay, repurchase or redeem Priority Lien Obligations (including Priority Lien Obligations under the notes); provided that the Issuer shall equally and ratably redeem or repurchase the notes as described under the caption “— Optional Redemption”, through open market purchases (to the extent such purchases are at or above 100% of the principal amount thereof) or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all holders to purchase the notes at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, on the amount of notes that would otherwise be prepaid; or

(6) any combination of the foregoing;

provided that the Issuer will be deemed to have complied with the provision described in clauses (1), (2) and (3) of this paragraph if, and to the extent that, within 365 days after the Asset Sale that generated the Net Proceeds, the Issuer has entered into and not abandoned or rejected a binding agreement to make an Investment in assets or property that would constitute Notes Priority Collateral or make an Investment in Capital Stock of another Permitted Business or to make a capital expenditure with respect to assets that constitute Notes Priority Collateral in compliance with the provisions described in clauses (1), (2) and (3) of this paragraph, and that purchase or capital expenditure is thereafter completed within 180 days after the end of such 365-day period.

Any Net Proceeds from Asset Sales that are not applied or invested as described in the two preceding paragraphs will constitute “Excess Proceeds”. Within 10 business days after the aggregate amount of Excess Proceeds exceeds $35.0 million, the Issuer will make an Asset Sale Offer to all holders of notes and all holders of other Priority Lien Debt containing provisions similar to those set forth in the indenture with respect to offers to purchase with the proceeds of sales of assets, to purchase the maximum principal amount of notes and such other Priority Lien Debt that may be purchased out of the Excess Proceeds. The offer price for the notes and any other Priority Lien Debt in any Asset Sale Offer will be equal to 100% of the principal amount of the notes and such other Priority Lien Debt purchased, plus accrued and unpaid interest and Special Interest (if any) on the notes and any other Priority Lien Debt to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Issuer may use such Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and such other Priority Lien Debt tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the notes and such other Priority Lien Debt shall be purchased on a pro rata basis based on the principal amount of notes and such other Priority Lien Debt tendered. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero. The Issuer may satisfy the foregoing obligation with respect to any Net Proceeds prior to the expiration of the relevant 365 day period (as such period may be extended in accordance with the indenture) or with respect to Excess Proceeds of $35.0 million or less.

The ABL Credit Facility provides that certain asset sales will constitute a default under the ABL Credit Facility. Credit agreements that the Issuer enters into in the future may contain similar provisions. Such defaults could result in amounts outstanding under the ABL Credit Facility and such other agreements being declared immediately due and payable or lending commitments being terminated. Additionally, the Issuer’s ability to pay cash to holders of notes following the occurrence of an Asset Sale may be limited by their then existing financial resources; sufficient funds may not be available to the Issuer when necessary to make any required repurchases of notes. See “Risk Factors — Risks Related to the Notes — We May Not Have the Ability to Raise the Funds Necessary to Finance the Change of Control Offer or the Asset Sale Offer Required by the Indenture Governing the Notes”.

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

Certain Covenants

Effectiveness of Certain Covenants

If on any date following December 21, 2009:

(1) the notes are rated Baa3 or better by Moody’s and BBB- or better by S&P (or, if either such entity ceases to rate the notes for reasons outside of the control of the Issuer, the equivalent investment grade credit rating from any other “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by the Issuer as a replacement agency); and

(2) no Default or Event of Default shall have occurred and be continuing,

then, beginning on that day and subject to the provisions of the following paragraph, the covenants specifically listed under the following captions in this offering circular will be suspended:

(1) “— Repurchase at the Option of Holders — Asset Sales”;

(2) “— Certain Covenants — Restricted Payments”;

(3) “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(4) “— Certain Covenants — Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”;

(5) clause (3) of “— Certain Covenants — Merger, Consolidation or Sale of Assets”;

(6) “— Certain Covenants — Transactions with Affiliates”;

(7) “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries”;

(8) “— Certain Covenants — Guarantees”; and

(9) “— Certain Covenants — Reports”.

During any period that the foregoing covenants have been suspended, the Issuer’s or Parent’s Board of Directors may not designate any of the Issuer’s Subsidiaries as Unrestricted Subsidiaries pursuant to the covenant described below under the caption “— Designation of Restricted and Unrestricted Subsidiaries”.

Notwithstanding the foregoing, if the rating assigned by either such rating agency should subsequently decline to below Baa3 or BBB-, respectively, the foregoing covenants will be reinstituted as of and from the date of such rating decline. Calculations under the reinstated “Restricted Payments” covenant will be made as if the “Restricted Payments” covenant had been in effect since December 21, 2009 except that no Default will be deemed to have occurred solely by reason of a Restricted Payment made while that covenant was suspended.

Restricted Payments

(A) The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of the Issuer’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Issuer or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Issuer’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends, payments or distributions (a) payable in Equity Interests (other than Disqualified Stock) of the Issuer or to the Issuer or a Restricted Subsidiary of the Issuer or (b) payable by a Restricted Subsidiary so long as, in the case of any dividend, payment or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly Owned Restricted Subsidiary, the Issuer or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Issuer) any Equity Interests of the Issuer or any Restricted Subsidiary of the Issuer held by Persons other than the Issuer or any Restricted Subsidiary of the Issuer;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any, Subordinated Lien Debt or any Indebtedness of the Issuer or any Subsidiary Guarantor that is unsecured or contractually subordinated to the notes or to any Note Guarantee (excluding any intercompany Indebtedness between or among the Issuer and any of its Restricted Subsidiaries), except payments of (x) interest, (y) principal at the Stated Maturity thereof (or the satisfaction of a sinking fund obligation) or (z) principal and accrued interest, due within one year of the date of such payment, purchase, redemption, defeasance, acquisition or retirement; or

(4) make any Restricted Investment

(all such restricted payments and other restricted actions set forth in clauses (1) through (4) above (other than any exceptions thereto) being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(2) the Issuer would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuer and its Restricted Subsidiaries after December 21, 2009 permitted by the provisions described in clauses (1), (6), (7), (9), (10), (12), (18) and (19) of the next succeeding paragraph (B), is less than the sum, without duplication, of:

(a) 50% of the Consolidated Net Income of the Issuer for the period (taken as one accounting period) from the first day of the first fiscal quarter beginning after December 21, 2009 to the end of the Issuer’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

(b) 100% of the aggregate net cash proceeds and the fair market value of assets other than cash received by the Issuer since December 21, 2009 as a contribution to its equity capital or from the issue or sale of Equity Interests of the Issuer or from the issue or sale of Equity Interests of any direct or indirect parent of the Issuer to the extent such net cash proceeds are actually contributed to the Issuer as equity (other than Excluded Contributions, Refunding Capital Stock, Disqualified Stock and Designated Preferred Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Issuer that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Restricted Subsidiary of the Issuer), plus

(c) the net cash proceeds and the fair market value of assets other than cash received by the Issuer or any Restricted Subsidiary of the Issuer from (i) the disposition, sale, liquidation, retirement or redemption of all or any portion of any Restricted Investment made after December 21, 2009, net of disposition costs and repurchases and redemptions of such Restricted Investments from the Issuer or its Restricted Subsidiaries and repayments of loans or advances, and releases of guarantees which constitute Restricted Investments by the Issuer or its Restricted Subsidiaries, and (ii) the sale (other than to the Issuer or a Restricted Subsidiary of the Issuer) of the Capital Stock of an Unrestricted Subsidiary, plus

(d) without duplication, (i) to the extent that any Unrestricted Subsidiary of the Issuer that was designated as such after December 21, 2009 is redesignated as a Restricted Subsidiary, the fair market value of the Issuer’s direct or indirect Investment in such Subsidiary as of the date of such redesignation, plus (ii) an amount equal to the net reduction in Investments in Unrestricted Subsidiaries resulting from payments of dividends, repayments of the principal of loans or advances or other transfers of assets from Unrestricted Subsidiaries of the Issuer to the Issuer or any Restricted Subsidiary of the Issuer after December 21, 2009, except, in each case, to the extent that any such Investment or net reduction in Investment is included in the calculation of Consolidated Net Income, plus

(e) without duplication, in the event the Issuer or any Restricted Subsidiary of the Issuer makes any Investment in a Person that, as a result of or in connection with such Investment, becomes a Restricted Subsidiary of the Issuer, an amount equal to the fair market value of the existing Investment in such Person that was previously treated as a Restricted Payment.

(B) The preceding provisions will not prohibit:

(1) the payment of any dividend or distribution or the consummation of any redemption within 60 days after the date of declaration thereof or the giving of a redemption notice related thereto, as the case may be, if at said date of declaration or notice such payment would have complied with the provisions of the indenture;

(2) (a) the making of any Restricted Payment in exchange for, or out of the proceeds of the substantially concurrent sale of, Equity Interests of the Issuer or any direct or indirect parent of the Issuer (other than any

Disqualified Stock or any Equity Interests sold to a Restricted Subsidiary of the Issuer or to an employee stock ownership plan or any trust established by the Issuer) or from substantially concurrent contributions to the equity capital of the Issuer (collectively, including any such contributions, “Refunding Capital Stock”); provided, that for the purposes hereof, Restricted Payments will be deemed to be made substantially concurrent with any such sale or contributions if the Restricted Payment occurs within 45 days of such sale or contribution; and

(b) the declaration and payment of accrued dividends on any Equity Interests redeemed, repurchased, retired, defeased or acquired out of the proceeds of the sale of Refunding Capital Stock within 45 days of such sale;

provided that the amount of any such proceeds or contributions that are utilized for any Restricted Payment pursuant to this clause (2) shall be excluded from the amount described in clause (3)(b) of the preceding paragraph (A) and clause (4) of this paragraph (B) and shall not constitute Excluded Contributions;

(3) the payment, defeasance, redemption, repurchase, retirement or other acquisition of (a) Indebtedness of the Issuer or any Subsidiary Guarantor that is contractually subordinated to the notes or to any Note Guarantee or (b) any Subordinated Lien Debt or (c) any Indebtedness of the Issuer or any Subsidiary Guarantor that is unsecured or (d) Disqualified Stock of the Issuer or any Restricted Subsidiary thereof, in each such case of (a) through (d) in exchange for, or out of the net cash proceeds from, an incurrence of Permitted Refinancing Indebtedness;

(4) Restricted Investments acquired (a) as a capital contribution to, or out of the net cash proceeds of substantially concurrent contributions to, the equity capital of the Issuer or (b) from the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of the Issuer or to an employee stock ownership plan or any trust established by the Issuer) of, or in exchange for, Equity Interests of the Issuer (other than Disqualified Stock); provided, that for the purposes hereof, Restricted Investments will be deemed to be acquired substantially concurrent with such contribution or the sale of any such Equity Interests if the acquisition occurs within 45 days of such contribution or sale; provided, further, that the amount of any such net cash proceeds that are utilized for any such acquisition and the fair market value of any assets so acquired or exchanged shall be excluded from the amount described in clause (3)(b) of the preceding paragraph (A) and clause (2) of this paragraph (B) and shall not constitute Excluded Contributions;

(5) the repurchase of Equity Interests deemed to occur (i) upon the exercise of options or warrants if such Equity Interests represent all or a portion of the exercise price thereof and (ii) in connection with the withholding of a portion of the Equity Interests granted or awarded to a director or an employee to pay for the taxes payable by such director or employee upon such grant or award;

(6) the payment of dividends on the Issuer’s common stock (or the payment of dividends to Parent or any other direct or indirect parent of the Issuer to fund the payment of dividends on its common stock) following any public offering of common stock of the Issuer or Parent or any other direct or indirect parent of the Issuer, in an aggregate amount of up to 6.0% per annum of the net proceeds received by the Issuer (or by Parent or any other direct or indirect parent of the Issuer and contributed to the Issuer) from such public offering; provided, however that the aggregate amount of all such dividends pursuant to this clause (6) since December 21, 2009 shall not exceed the aggregate amount of net proceeds received by the Issuer (or by a direct or indirect parent of the Issuer and contributed to the Issuer) from such public offering;

(7) the purchase, redemption, retirement or other acquisition for value of any Equity Interests of the Issuer, Parent or any other direct or indirect parent of the Issuer held by any current, future or former director, officer, consultant or employee of the Issuer, Parent or any other direct or indirect parent of the Issuer or any Restricted Subsidiary of the Issuer, or their estates or the beneficiaries of such estates (including the payment of dividends and distributions to Parent to enable Parent to repurchase Equity Interests owned by Parent’s parent at the same time as Parent’s parent repurchases Equity Interests from their directors, officers, consultants and employees), in an amount not to exceed $10.0 million in any calendar year prior to a Qualified Equity Offering (and $15.0 million in any calendar year following a Qualified Equity Offering); provided that the Issuer may carry over and make in subsequent calendar years, in addition to the amounts permitted for such calendar year, the amount of purchases, redemptions, acquisitions or retirements for value permitted to have been but not made in any preceding calendar year up to a maximum of $20.0 million in any calendar year prior to a Qualified Equity Offering (and $25.0 million in any calendar year following a Qualified Equity Offering), provided, further, that such amounts will be increased by (a) the cash proceeds from the sale after December 21, 2009 of Equity Interests of the Issuer or, to the extent contributed to the Issuer, Equity Interests of Parent or any other direct or indirect parent of the Issuer, in each case to directors, officers, consultants or employees of the Issuer, Parent or any other direct or indirect parent of the Issuer or any Restricted Subsidiary of the Issuer after December 21, 2009, plus (b) the cash proceeds of key man life insurance policies received by the Issuer, its Restricted Subsidiaries, Parent or any other direct or indirect parent of the Issuer and contributed to the Issuer after December 21, 2009, in the case of each of clauses (a) and (b), to the extent such net cash proceeds are not otherwise applied to make or increase the amounts available for Restricted Payments pursuant to clause (3)(b) of the preceding paragraph (A) or clauses (2), (4) or (16) of this paragraph (B);

(8) the distribution, as a dividend or otherwise, of Equity Interests of, or Indebtedness owed to the Issuer or a Restricted Subsidiary thereof by, any Unrestricted Subsidiary;

(9) upon the occurrence of a Change of Control (or similarly defined term in other Indebtedness) and within 90 days after completion of the offer to repurchase notes and other Priority Lien Obligations pursuant to the covenant described above under the caption “— Repurchase at the Option of Holders — Change of Control” (including the purchase of all notes tendered), any repayment, repurchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Lien Debt or any Indebtedness of the Issuer or any Subsidiary Guarantor that is unsecured or contractually subordinated to the notes or to any Note Guarantee that is required to be repurchased or redeemed pursuant to the terms thereof as a result of such Change of Control (or similarly defined term in other Indebtedness), at a purchase price not greater than 101% of the outstanding principal amount or liquidation preference thereof (plus accrued and unpaid interest and liquidated damages, if any);

(10) within 90 days after completion of any offer to repurchase notes or other Priority Lien Obligations pursuant to the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales” (including the purchase of all notes tendered), any repayment, repurchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Lien Debt or any Indebtedness of the Issuer or any Subsidiary Guarantor that is unsecured or contractually subordinated to the notes or to any Note Guarantee that is required to be repurchased or redeemed pursuant to the terms thereof as a result of such Asset Sale (or similarly defined term in such other Indebtedness), at a purchase price not greater than 100% of the outstanding principal amount or liquidation preference thereof (plus accrued and unpaid interest and liquidated damages, if any);

(11) payments or distributions, in the nature of satisfaction of dissenters’ rights, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the indenture applicable to mergers, consolidations and transfers of all or substantially all the property and assets of the Issuer;

(12) the payment of cash in lieu of the issuance of fractional shares of Equity Interests upon exercise or conversion of securities exercisable or convertible into Equity Interests of the Issuer;

(13) the declaration and payment of dividends or distributions by the Issuer or any Restricted Subsidiary to, or the making of loans to, Parent or any other direct or indirect parent of the Issuer in amounts sufficient for Parent or any other direct or indirect parent of the Issuer to pay, in each case without duplication:

(a) franchise and excise taxes and other fees, taxes and expenses, in each case to the extent required to maintain their corporate existence, any taxes required to be withheld and paid by Parent or any other direct or indirect parent of the Issuer, and tax distributions pursuant to the limited liability company agreement of PVF Holdings LLC;

(b) federal, state, local and non-U.S. income taxes, to the extent such income taxes are attributable to the income of the Issuer and its Restricted Subsidiaries and, to the extent of the amount actually received from its Unrestricted Subsidiaries, in amounts required to pay taxes attributable to the income of such Unrestricted Subsidiaries, determined as if the Issuer and such Subsidiaries filed a separate consolidated, combined, unitary or affiliated tax return as a stand-alone group;

(c) (1) customary salary, bonus and other benefits payable to officers and employees of Parent or any other direct or indirect parent of the Issuer to the extent such salaries, bonuses and other benefits are attributable to the ownership or operation of the Issuer and its Restricted Subsidiaries and (2) any reasonable and customary indemnification claims made by directors or officers of the Issuer, Parent or any other direct or indirect parent of the Issuer;

(d) general corporate administrative, operating and overhead costs and expenses of Parent or any other direct or indirect parent of the Issuer to the extent such costs and expenses are attributable to the ownership or operation of the Issuer and its Restricted Subsidiaries; and

(e) fees and expenses related to any equity or debt offering of Parent or such other parent entity (whether or not successful);

(14) dividends or distributions from the Issuer to Parent on December 21, 2009 in order to repay the Junior Term Loan Facility in connection with the refinancing transactions;

(15) Investments in Unrestricted Subsidiaries or joint ventures which, taken together with all other Restricted Payments made pursuant to the provision described in this clause (15), do not exceed the greater of $30.0 million and 1.0% of the Issuer’s Consolidated Total Assets;

(16) Restricted Payments in an aggregate amount not to exceed the amount of all Excluded Contributions;

(17) the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of the Issuer or any of its Restricted Subsidiaries and preferred stock of any Restricted Subsidiary issued or incurred in accordance with the covenant described under “— Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(18) the declaration and payment of dividends or distributions:

(a) to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of the Issuer issued after December 21, 2009;

(b) to Parent or any other direct or indirect parent of the Issuer, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of Parent or any other direct or indirect parent of the Issuer issued after December 21, 2009; provided, however, that the aggregate amount of dividends declared and paid pursuant to this clause (18)(b) does not exceed the net cash proceeds (other than net cash proceeds constituting Excluded Contributions) actually received by the Issuer from any such sale of Designated Preferred Stock; and

(c) on Refunding Capital Stock that is preferred stock in excess of the dividends declarable and payable thereon pursuant to clause (2) of this paragraph;

provided, however, in the case of each of (a), (b) and (c) of this clause (18), that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock that is preferred stock, after giving effect to such issuance or declaration on a pro forma basis, the Issuer would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00;

(19) other Restricted Payments in an amount which, taken together with all other Restricted Payments made pursuant to the provision described in this clause (19), do not exceed the greater of $50.0 million and 1.75% of the Issuer’s Consolidated Total Assets; or

(20) payments, dividends or distributions in an amount equal to the net cash proceeds of any disposition, sale, liquidation, retirement or redemption of Non-Core Assets for the purposes of complying with the requirements of that certain Agreement and Plan of Merger, dated as of December 4, 2006, among the Issuer, Parent and Hg Acquisition Corp., as amended through December 21, 2009,

provided that, in the case of clauses (4), (7) through (11) and (16) above, no Default or Event of Default has occurred and is continuing or would occur as a consequence thereof.

The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued to or by the Issuer or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. In determining whether any Restricted Payment is permitted by the covenant described under the caption “— Restricted Payments”, the Issuer and its Restricted Subsidiaries may allocate all or any portion of such Restricted Payment among the categories described in clauses (1) through (20) of the immediately preceding paragraph or among such categories and the types of Restricted Payments described in the first paragraph under “— Restricted Payments” (including categorization as a Permitted Investment); provided that, at the time of such allocation, all such Restricted Payments, or allocated portions thereof, would be permitted under the various provisions of the covenant described under the caption “— Restricted Payments”; and provided, further that the Issuer and its Restricted Subsidiaries may reclassify all or a portion of such Restricted Payment or Permitted Investment in any manner that complies with this covenant, and following such reclassification such Restricted Payment or Permitted Investment shall be treated as having been made pursuant to only one of such clauses of this covenant.

Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, incur any Indebtedness (including Acquired Debt) or issue any shares of Disqualified Stock, and the Issuer will not permit any of its Restricted Subsidiaries to issue any preferred stock (other than in each case Disqualified Stock or preferred stock of Restricted Subsidiaries held by the Issuer or a Restricted Subsidiary, so long as so held); provided, however, that (i) the Issuer or any Restricted Subsidiary may incur Indebtedness (including Acquired Debt) and issue Disqualified Stock and (ii) any Restricted Subsidiary may issue preferred stock, if the Fixed Charge Coverage Ratio for the Issuer’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or Disqualified Stock or preferred stock is issued would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or preferred stock had been issued, as the case may be, and the application of proceeds therefrom had occurred, at the beginning of such four-quarter period; provided, further, that the amount of Indebtedness (excluding Acquired Debt not incurred in connection with or in contemplation of the applicable merger, acquisition or other similar transaction), Disqualified Stock and preferred stock that may be incurred or issued, as applicable, by Restricted Subsidiaries that are not Guarantors, pursuant to the foregoing, shall not exceed $60.0 million at any one time outstanding.

The covenant described by the first paragraph under the caption “— Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” will not prohibit the incurrence or issuance of any of the following (collectively, “Permitted Debt”):

(1) Indebtedness incurred by the Issuer or any Subsidiary Guarantor under Credit Facilities (and the incurrence by the Subsidiary Guarantors of Guarantees thereof) in an aggregate principal amount at any one time outstanding under the provision described in this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Issuer and its Restricted Subsidiaries thereunder) not to exceed (as of any date of incurrence of Indebtedness under the provision described in this clause (1) and after giving pro forma effect to such incurrence and the application of the net proceeds therefrom) the greater of (a) $1.25 billion and (b) the amount of the Borrowing Base as of the date of such incurrence;

(2) Indebtedness incurred by the Issuer and the Subsidiary Guarantors represented by the notes and the Note Guarantees issued on December 21, 2009 and the notes and related guarantees to be issued in exchange for the notes and the Note Guarantees pursuant to the exchange and registration rights agreement (other than any additional notes, but including exchange notes and related exchange guarantees to be issued in exchange for additional notes otherwise permitted to be incurred hereunder pursuant to a registration rights agreement);

(3) Existing Indebtedness;

(4) Indebtedness of the Issuer or any of its Restricted Subsidiaries (including without limitation Capital Lease Obligations, mortgage financings or purchase money obligations), Disqualified Stock issued by the Issuer or any Restricted Subsidiary and preferred stock issued by any Restricted Subsidiary, in each case incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation, repair or improvement of property (real or personal), plant or equipment or other fixed or capital assets used in the business of the Issuer or such Restricted Subsidiary or in a Permitted Business (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets (but no other material assets)), in an aggregate principal amount at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to the provision described in this clause (4), not to exceed as of any date of incurrence the greater of (a) 1.0% of the Issuer’s Consolidated Total Assets and (b) $30.0 million;

(5) Permitted Refinancing Indebtedness incurred by the Issuer or any of its Restricted Subsidiaries in exchange for, or the net proceeds of which are used to refund, refinance or replace, Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred or Disqualified Stock or Preferred Stock permitted to be issued under the provisions described in the first paragraph of this covenant or clauses (2), (3), (4), (5), (8), (9), (10), (15), (16) or (17) of this paragraph;

(6) intercompany Indebtedness incurred by the Issuer or any of its Restricted Subsidiaries and owing to and held by the Issuer or any of its Restricted Subsidiaries; provided, however, that:

(a) if the Issuer or any Subsidiary Guarantor is the obligor on such Indebtedness, such Indebtedness must be unsecured and expressly subordinated to the prior payment in full in cash of all Obligations with respect to the notes, in the case of the Issuer, or the Note Guarantee, in the case of a Subsidiary Guarantor; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Issuer or a Restricted Subsidiary thereof and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Issuer or a Restricted Subsidiary thereof, shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Issuer or such Restricted Subsidiary, as the case may be, that was not permitted by the provision described in this clause (6);

(7) (a) the Guarantee by the Issuer or any of the Subsidiary Guarantors of Indebtedness of the Issuer or a Restricted Subsidiary of the Issuer that was permitted to be incurred by another provision of this covenant, (b) the Guarantee by any Foreign Subsidiary of Indebtedness of another Foreign Subsidiary of the Issuer that was permitted to be incurred by another provision of this covenant or (c) any Guarantee by a Restricted Subsidiary of Indebtedness of the Issuer (so long as such Restricted Subsidiary also guarantees the Notes if required pursuant to the covenant under the caption “— Guarantees”);

(8) (x) Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or any of its Restricted Subsidiaries incurred to finance an acquisition or (y) Acquired Debt; provided that, in either case, after giving effect to the transactions that result in the incurrence or issuance thereof, on a pro forma basis, either (a) the Issuer would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of this covenant or (b) the Fixed Charge Coverage Ratio for the Issuer would not be less than immediately prior to such transactions;

(9) preferred stock of a Restricted Subsidiary of the Issuer issued to the Issuer or another Restricted Subsidiary of the Issuer; provided that (a) any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than the Issuer or a Restricted Subsidiary thereof and (b) any sale or other transfer of any such preferred stock to a Person that is not either the Issuer or a Restricted

Subsidiary thereof will be deemed, in each case, to constitute an issuance of such preferred stock that was not permitted by the provision described in this clause (9);

(10) additional Indebtedness of the Issuer or any of its Restricted Subsidiaries incurred in an aggregate principal amount at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to the provision described in this clause (10), not to exceed as of any date of incurrence the greater of 4.0% of the Issuer’s Consolidated Total Assets and $125.0 million;

(11) Indebtedness incurred by the Issuer or any Restricted Subsidiary to the extent that the net proceeds thereof are promptly deposited to defease or to satisfy and discharge the notes;

(12) Indebtedness of the Issuer or any Restricted Subsidiary consisting of obligations to pay insurance premiums or take-or-pay obligations contained in supply arrangements incurred in the ordinary course of business;

(13) Indebtedness in respect of any bankers’ acceptance, bank guarantees, letter of credit, warehouse receipt or similar facilities, and reinvestment obligations related thereto, entered into in the ordinary course of business;

(14) Guarantees (a) incurred in the ordinary course of business in respect of obligations of (or to) suppliers, customers, franchisees, lessors and licensees that, in each case, are non- Affiliates or (b) otherwise constituting Investments permitted under the indenture;

(15) (a) Indebtedness of Foreign Subsidiaries outstanding on December 21, 2009 and (b) additional Indebtedness of Foreign Subsidiaries incurred in an aggregate principal amount at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to the provision described in this clause (15)(b), not to exceed as of any date of incurrence the greater of 4.0% of the Issuer’s Consolidated Total Assets and $125.0 million;

(16) Indebtedness issued by the Issuer or any of its Restricted Subsidiaries to any current, future or former director, officer, consultant or employee of the Issuer, the direct or indirect parent of the Issuer or any Restricted Subsidiary of the Issuer (or any of their Affiliates), or their estates or the beneficiaries of such estates to finance the purchase, redemption, acquisition or retirement for value of Equity Interests permitted by clause (2) of the second paragraph of the covenant described under the caption “— Restricted Payments”, in an aggregate principal amount at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to the provision described in this clause (16), not to exceed $5.0 million as of any date of incurrence;

(17) Contribution Indebtedness;

(18) (a) Indebtedness incurred in connection with any permitted Sale and Leaseback Transaction and (b) any refinancing, refunding, renewal or extension of any Indebtedness specified in subclause (a) above, provided that, except to the extent otherwise permitted hereunder, the principal amount of any such Indebtedness is not increased above the principal amount thereof outstanding immediately prior to such refinancing, refunding, renewal or extension and the direct and contingent obligors with respect to such Indebtedness are not changed;

(b) Indebtedness in respect of overdraft facilities, employee credit card programs and other cash management arrangements in the ordinary course of business; and

(c) Indebtedness representing deferred compensation to employees of the Issuer (or any direct or indirect parent thereof) and its Restricted Subsidiaries incurred in the ordinary course of business; and

(19) cash management obligations and other Indebtedness in respect of netting services, automatic clearinghouse arrangements, overdraft protections and similar arrangements in each case in connection with deposit accounts.

For purposes of determining compliance with this covenant, in the event that any proposed Indebtedness or preferred stock meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (19) above, or is entitled to be incurred or issued pursuant to the first paragraph of this covenant, the Issuer, in its sole discretion, will be permitted to divide and classify at the time of its incurrence or issuance, and may from time to time divide or reclassify, all or a portion of such item of Indebtedness or Disqualified Stock or preferred stock such that it will be deemed to have been incurred pursuant to another of such clauses or the first paragraph of this covenant to the extent that such reclassified Indebtedness could be incurred pursuant to such new clause or the first paragraph of this covenant at the time of such reclassification (including in part pursuant to one or more clauses and/or in part pursuant to the first paragraph of this covenant), provided, however, that Indebtedness under the ABL Credit Facility outstanding on December 21, 2009 will be deemed to have been incurred on that date in reliance on the exception provided by clause (1) of the definition of Permitted Debt.

For the purpose of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred or first committed (in the case of revolving credit debt); provided that if such Indebtedness denominated in a foreign currency is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such Permitted Refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced, plus the amount of any reasonable premium (including reasonable tender premiums), defeasance costs and any reasonable fees and expenses incurred in connection with the issuance of such new Indebtedness. The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that may be incurred pursuant to this covenant will not be deemed to be exceeded, with respect to any outstanding Indebtedness, due solely to the result of fluctuations in the exchange rates of currencies. In addition, for purposes of determining any particular amount of Indebtedness, any Guarantees, Liens or obligations with respect to letters of credit, in each case, supporting Indebtedness otherwise included in the determination of such particular amount, will not be included.

The Issuer will not incur, and will not permit any Subsidiary Guarantor to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of the Issuer or such Subsidiary Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the notes and the applicable Note Guarantees on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of the Issuer solely by virtue of being unsecured or by virtue of being secured on a junior priority basis or by virtue of the fact that the holders of any secured Indebtedness have entered into intercreditor agreements giving one or more of such holders priority over the other holders in the collateral held by them.

Liens

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) upon any of their property or assets, now owned or hereafter acquired.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock (or with respect to any other interest or participation in, or measured by, its profits) to the Issuer or any of its Restricted Subsidiaries or pay any Indebtedness owed to the Issuer or any of its Restricted Subsidiaries;

(2) make loans or advances to the Issuer or any of its Restricted Subsidiaries; or

(3) transfer any of its properties or assets to the Issuer or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions:

(1) existing under, by reason of or with respect to the ABL Credit Facility, Existing Indebtedness, or any other agreements in effect on December 21, 2009 and any amendments, modifications, restatements, renewals, extensions, increases, supplements, refundings, replacements or refinancings thereof; provided that the encumbrances and restrictions in any such amendments, modifications, restatements, renewals, extensions, increases, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, than those in effect on December 21, 2009;

(2) existing under, by reason of or with respect to any other Credit Facility of the Issuer permitted under the indenture; provided that the applicable encumbrances and restrictions contained in the agreement or agreements governing the other Credit Facility are not materially more restrictive, taken as a whole, than those contained in the ABL Credit Facility (with respect to other credit agreements) or the indenture (with respect to other indentures), in each case as in effect on December 21, 2009;

(3) existing under, by reason of or with respect to applicable law, rule, regulation or administrative or court order;

(4) with respect to any Person or the property or assets of a Person acquired by the Issuer or any of its Restricted Subsidiaries existing at the time of such acquisition and not incurred in connection with or in contemplation of such acquisition, which encumbrance or restriction is not applicable to any Person or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired and any amendments, modifications, restatements, renewals, extensions, increases, supplements, refundings, replacements or refinancings thereof; provided that the encumbrances and restrictions in any such amendments, modifications, restatements, renewals, extensions, increases, supplements, refundings, replacement or refinancings are entered into in the ordinary course of business or not materially more restrictive, taken as a whole, than those contained in the ABL Credit Facility, the indenture, Existing Indebtedness or such other agreements as in effect on the date of the acquisition;

(5) in the case of the provision described in clause (3) of the first paragraph of this covenant:

(a) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset,

(b) existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Issuer or any Restricted Subsidiary thereof not otherwise prohibited by the indenture,

(c) existing under, by reason of or with respect to (i) purchase money obligations for property acquired in the ordinary course of business or (ii) capital leases or operating leases that impose encumbrances or restrictions on the property so acquired or covered thereby, or

(d) arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Issuer or any Restricted Subsidiary thereof in any manner material to the Issuer or any Restricted Subsidiary thereof;

(6) existing under, by reason of or with respect to customary provisions in joint venture, operating or similar agreements, asset sale agreements and stock sale agreements arising in connection with the entering into of such transactions;

(7) existing under, by reason of or with respect to any agreement for the sale or other disposition of some or all of the Capital Stock of, or any property and assets of, a Restricted Subsidiary that restricted distributions by that Restricted Subsidiary pending the closing of such sale or other disposition;

(8) existing under, by reason of or with respect to Permitted Refinancing Indebtedness; provided that the encumbrances and restrictions contained in the agreements governing that Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9) restricting cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(10) existing under, by reason of or with respect to customary provisions contained in leases or licenses of intellectual property and other agreements, in each case, entered into in the ordinary course of business;

(11) existing under, by reason of or with respect to the indenture, the notes, the Note Guarantees and the security documents; and

(12) existing under, by reason of or with respect to Indebtedness of a Restricted Subsidiary not prohibited to be incurred under the indenture; provided that (a) such encumbrances or restrictions are ordinary and customary in light of the type of Indebtedness being incurred and the jurisdiction of the obligor and (b) such encumbrances or restrictions will not affect in any material respect the Issuer’s or any Subsidiary Guarantor’s ability to make principal and interest payments on the notes, as determined in good faith by the Issuer.

For purposes of determining compliance with this covenant, (1) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to distributions being paid on common stock shall not be deemed a restriction on the ability to make distributions on Capital Stock and (2) the subordination of loans or advances made to the Issuer or a Restricted Subsidiary of the Issuer to other Indebtedness incurred by the Issuer or any such Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances.

Merger, Consolidation or Sale of Assets

The Issuer will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not the Issuer is the surviving corporation) or (2) sell, assign, transfer, convey, lease or otherwise dispose of all or substantially all of the properties and assets of the Issuer and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person or Persons, unless:

(1) either: (a) the Issuer is the surviving corporation; or (b) the Person formed by or surviving such consolidation or merger (if other than the Issuer) or to which such sale, assignment, transfer, conveyance, lease or other disposition shall have been made (i) is a corporation, limited liability company, partnership (including a limited partnership) or trust organized or existing under the laws of the United States, any state or territory thereof or the District of Columbia (provided that if such Person is not a corporation, (A) a corporate Wholly Owned Restricted Subsidiary of such Person organized or existing under the laws of the United States, any state or territory thereof or the District of Columbia, or (B) a corporation of which such Person is a Wholly Owned Restricted Subsidiary organized or existing under the laws of the United States, any state or territory thereof or the District of Columbia, is a co-issuer of the notes or becomes a co-issuer of the notes in connection therewith) and (ii) assumes all the obligations of the Issuer under the notes, the indenture and the exchange and registration rights agreements pursuant to agreements reasonably satisfactory to the trustee;

(2) immediately after giving effect to such transaction no Event of Default exists;

(3) immediately after giving effect to such transaction and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, on a pro forma basis, either

(a) the Issuer or the Person formed by or surviving any such consolidation or merger (if other than the Issuer) would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(b) the Fixed Charge Coverage Ratio for the Issuer or the Person formed by or surviving any such consolidation or merger (if other than the Issuer) would not be less than the Fixed Charge Coverage Ratio for the Issuer immediately prior to such transactions; and

(4) each Guarantor, unless such Guarantor is the Person with which the Issuer has entered into a transaction under the covenant described under the caption “— Merger, Consolidation or Sale of Assets”, shall have by amendment to its Note Guarantee confirmed that its Note Guarantee shall apply to the obligations of the Issuer or the surviving Person in accordance with the notes and the indenture.

The provision described in clause (3) of the immediately preceding paragraph will not apply to (a) any merger, consolidation or sale, assignment, lease, transfer, conveyance or other disposition of assets between or among the Issuer and any of its Restricted Subsidiaries or (b) any merger between the Issuer and an Affiliate of the Issuer, or between a Restricted Subsidiary and an Affiliate of the Issuer, in each case in this clause (b) solely for the purpose of reincorporating the Issuer or such Restricted Subsidiary, as the case may be, in the United States, any state thereof, the District of Columbia or any territory thereof, so long as the amount of Indebtedness of the Issuer and its Restricted Subsidiaries is not increased thereby.

Transactions with Affiliates

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into, make, amend, renew or extend any transaction, contract, agreement, understanding, loan, advance or Guarantee with, or for the benefit of, any Affiliate involving aggregate consideration in excess of $3.5 million (each, an “Affiliate Transaction”), unless:

(1) such Affiliate Transaction is on fair and reasonable terms not materially less favorable to the Issuer or the relevant Restricted Subsidiary than it would obtain in a hypothetical comparable arm’s-length transaction by the Issuer or such Restricted Subsidiary with a Person that was not an Affiliate of the Issuer; and

(2) the Issuer delivers to the trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $25.0 million, a resolution of the Board of Directors of Parent set forth in an Officers’ Certificate certifying that such Affiliate Transaction or series of related Affiliate Transactions complies with this covenant and that such Affiliate Transaction or series of related Affiliate Transactions has been approved by a majority of the disinterested members of Parent’s Board of Directors.

The following items shall not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) transactions between or among the Issuer and/or its Restricted Subsidiaries;

(2) payment of reasonable fees and compensation to, and indemnification and similar arrangements on behalf of, current, former or future directors of Parent, any other direct or indirect parent of the Issuer, the Issuer or any Restricted Subsidiary of the Issuer;

(3) Restricted Payments that are permitted by the provisions of the indenture described above under the caption “— Restricted Payments” and the definition of Permitted Investments (including any payments that are excluded from the definitions of Restricted Payment and Restricted Investment);

(4) any sale of Equity Interests (other than Disqualified Stock) of the Issuer;

(5) loans and advances to officers and employees of Parent, any other direct or indirect parent of the Issuer, the Issuer or any of the Issuer’s Restricted Subsidiaries or guarantees in respect thereof or otherwise made on the Issuer’s or any of its Restricted Subsidiaries’ behalf (or the cancellation of such loans, advances or guarantees), in both cases for bona fide business purposes in the ordinary course of business;

(6) any employment, consulting, service or termination agreement, or customary indemnification arrangements, entered into by the Issuer or any of its Restricted Subsidiaries with current, former or future officers and employees of Parent, the Issuer or any of its Restricted Subsidiaries and the payment of compensation to officers and employees of Parent, the Issuer or any of its Restricted Subsidiaries (including amounts paid pursuant to employee benefit plans, employee stock option or similar plans), in each case in the ordinary course of business;

(7) transactions with a Person that is an Affiliate of the Issuer solely because the Issuer, directly or indirectly, owns Equity Interests in, or controls, such Person;

(8) payments by the Issuer or any of its Restricted Subsidiaries to The Goldman Sachs Group, Inc. and its Affiliates for any financial advisory services, financing, mergers and acquisitions advisory, insurance brokerage, underwriting or placement services or in respect of other investment banking services, including without limitation, in connection with acquisitions or divestitures, which payments are approved by a majority of the disinterested members of the Board of Directors of Parent in good faith;

(9) transactions pursuant to any contracts, instruments or other agreements or arrangements in each case as in effect on December 21, 2009, and any transactions contemplated thereby, or any amendment, modification or supplement thereto or any replacement thereof entered into from time to time, as long as such agreement or arrangement as so amended, modified, supplemented or replaced, taken as a whole, is not materially more disadvantageous to the Issuer and its Restricted Subsidiaries at the time executed than the original agreement or arrangement as in effect on December 21, 2009;

(10) any Guarantee by Parent or any other direct or indirect parent of the Issuer of Indebtedness of the Issuer that was permitted by the indenture;

(11) transactions with Affiliates solely in their capacity as holders of Indebtedness or Equity Interests of the Issuer or any of its Subsidiaries, so long as such transaction is with all holders of such class (and there are such non-Affiliate holders) and such Affiliates are treated no more favorably than all other holders of such class generally;

(12) transactions with customers, clients, suppliers, joint venture partners or purchasers or sellers of goods or services (including pursuant to joint venture agreements) in the ordinary course of business on terms not materially less favorable as might reasonably have been obtained at such time from a Person that is not an Affiliate of the Issuer, as determined in good faith by the Issuer;

(13) transactions in which the Issuer or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an independent financial advisor stating that such transaction is fair to the Issuer or such Restricted Subsidiary from a financial point of view or meets the requirements of prong (1) of the previous paragraph of this covenant;

(14) the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of its obligations under the terms of, any registration rights agreement to which it is a party or becomes a party in the future;

(15) any contribution to the common equity capital of the Issuer;

(16) any transaction with any Person who is not an Affiliate immediately before the consummation of such transaction that becomes an Affiliate as a result of such transaction;

(17) the pledge of Equity Interests of any Unrestricted Subsidiary to lenders to support the Indebtedness of such Unrestricted Subsidiary owed to such lenders; and

(18) payments by the Issuer (or Parent or any other direct or indirect parent of the Issuer) or any of the Restricted Subsidiaries pursuant to any tax sharing, allocation or similar agreement.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of the Issuer or Parent may designate any Subsidiary (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary; provided that:

(1) any Guarantee by the Issuer or any Restricted Subsidiary of the Issuer of any Indebtedness of the Subsidiary being so designated will be deemed to be an incurrence of Indebtedness by the Issuer or such Restricted Subsidiary (or both, if applicable) at the time of such designation, and such incurrence of Indebtedness would be permitted under the covenant described above under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(2) the aggregate fair market value of all outstanding Investments owned by the Issuer and its Restricted Subsidiaries in the Subsidiary being so designated (including any Guarantee by the Issuer or any Restricted Subsidiary of the Issuer of any Indebtedness of such Subsidiary) will be deemed to be an Investment made as of the time of such designation and that such Investment would be permitted under the covenant described above under the caption “— Certain Covenants — Restricted Payments”;

(3) such Subsidiary does not own any Equity Interests of, or hold any Liens on any property of, the Issuer or any Restricted Subsidiary of the Issuer (other than Equity Interests of any Restricted Subsidiary of such Subsidiary that is concurrently being designated as an Unrestricted Subsidiary);

(4) the Subsidiary being so designated, after giving effect to such designation:

(a) is not party to any agreement, contract, arrangement or understanding with the Issuer or any Restricted Subsidiary of the Issuer that would not be permitted under “— Certain Covenants — Transactions with Affiliates” after giving effect to the exceptions thereto;

(b) is a Person with respect to which neither the Issuer nor any of its Restricted Subsidiaries has any direct or indirect obligation (i) to subscribe for additional Equity Interests or (ii) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results except to the extent permitted under “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Restricted Payments”; and

(c) (i) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Issuer or any of its Restricted Subsidiaries, except to the extent such Guarantee or credit support would be released upon such designation and (ii) to the extent the Indebtedness of the Subsidiary is non-recourse Indebtedness, any Guarantee or credit support by the Issuer or a Restricted Subsidiary would be permitted under “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Restricted Payments”; and

(5) no Event of Default would be in existence following such designation.

Any designation of a Restricted Subsidiary of the Issuer as an Unrestricted Subsidiary shall be evidenced to the trustee by filing with the trustee a certified copy of the resolution of the Board of Directors of the Issuer or Parent giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the preceding conditions and was permitted by the indenture. If, at any time, any Unrestricted Subsidiary would fail to meet any of the preceding requirements described in clause (4) above, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness, Investments or Liens on the property of such Subsidiary shall be deemed to be incurred or made by a Restricted Subsidiary of the Issuer as of such date and, if such Indebtedness, Investments or Liens are not permitted to be incurred or made as of such date under the indenture, the Issuer shall be in default under the indenture.

The Board of Directors of the Issuer or Parent may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that:

(1) such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Issuer of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if such Indebtedness is permitted under the covenant described under the caption “— Certain

Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period;

(2) all outstanding Investments owned by such Unrestricted Subsidiary will be deemed to be made as of the time of such designation and such Investments shall only be permitted if such Investments would be permitted under the covenant described above under the caption “— Certain Covenants — Restricted Payments”;

(3) all Liens upon property or assets of such Unrestricted Subsidiary existing at the time of such designation would be permitted under the caption “— Certain Covenants — Liens”; and

(4) no Default or Event of Default would be in existence following such designation.

Guarantees

If the Issuer or any of its Restricted Subsidiaries (a) acquires or creates another Wholly Owned Domestic Subsidiary (other than an Excluded Subsidiary) on or after December 21, 2009 or (b) any Restricted Subsidiary of the Issuer becomes a guarantor with respect to the ABL Credit Facility or any other indebtedness of the Issuer or any Subsidiary Guarantor, then, within 45 days of the date of such acquisition or guarantee, as applicable, such Subsidiary must become a Subsidiary Guarantor and execute a supplemental indenture and deliver an Opinion of Counsel to the trustee.

The Issuer will not permit any of its Restricted Subsidiaries, directly or indirectly, to Guarantee any other Indebtedness of the Issuer or any Subsidiary Guarantor (including, but not limited to, any Indebtedness under any Credit Facility) unless such subsidiary is a Subsidiary Guarantor or simultaneously executes and delivers a supplemental indenture providing for the Guarantee of the payment of the notes by such Restricted Subsidiary, which Guarantee shall be senior in right of payment to or pari passu in right of payment with such Restricted Subsidiary’s Guarantee of such other Indebtedness. This covenant shall not be applicable to any guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary. In addition, in the event that any Wholly Owned Domestic Subsidiary that is an Excluded Subsidiary ceases to be an Excluded Subsidiary, or if any Excluded Subsidiary becomes a guarantor with respect to the ABL Credit Facility or any other Indebtedness of the Issuer or any Subsidiary Guarantor, then such Subsidiary must become a Subsidiary Guarantor and execute a supplemental indenture and deliver an Opinion of Counsel to the trustee within 45 days of the date of such event. The form of the Note Guarantee will be attached as an exhibit to the indenture.

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than the Issuer or another Guarantor, unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) either:

(a) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger (if other than the Guarantor) (i) is organized or existing under the laws of the United States, any state thereof or the District of Columbia (provided that the provisions described in this clause (i) shall not apply if such Guarantor is organized under the laws of a jurisdiction other than the United States, any state thereof or the District of Columbia) and (ii) assumes all the obligations of that Guarantor under the indenture, its Note Guarantee and the exchange and registration rights agreements pursuant to a supplemental indenture satisfactory to the trustee; or

(b) in the case of a Subsidiary Guarantor, such sale or other disposition or consolidation or merger complies with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales”.

Notwithstanding the foregoing, any Guarantor may (i) merge with the Issuer or a Restricted Subsidiary of the Issuer solely for the purpose of reincorporating the Guarantor in the United States, any state thereof, the District of

Columbia or any territory thereof or (ii) convert into a corporation, partnership, limited partnership, limited liability company or trust organized under the laws of the jurisdiction of organization of such Guarantor, in each case without regard to the requirements set forth in clause (1) of the preceding paragraph.

The Note Guarantee of Parent will automatically and unconditionally be released without the need for any further action by any party upon written notice from the Issuer to the trustee. The Note Guarantee of a Subsidiary Guarantor will automatically and unconditionally be released without the need for any action by any party:

(1) in connection with any sale or other disposition of Capital Stock of a Subsidiary Guarantor (including by way of consolidation or merger or otherwise) to a Person that is not (either before or after giving effect to such transaction) a Subsidiary of the Issuer, such that, immediately after giving effect to such transaction, such Guarantor would no longer constitute a Subsidiary of the Issuer, if the sale of such Capital Stock of that Subsidiary Guarantor complies with the covenants described above under the caption “— Repurchase at the Option of Holders — Asset Sales” and “— Certain Covenants — Restricted Payments”;

(2) in connection with the merger or consolidation of a Subsidiary Guarantor with any other Subsidiary Guarantor;

(3) in the event of the release of the guarantee under the ABL Credit Facility of a Subsidiary Guarantor that is not (a) a Wholly Owned Domestic Subsidiary or (b) a Restricted Subsidiary that guarantees Indebtedness of the Issuer or any Subsidiary Guarantor;

(4) if the Issuer properly designates any Restricted Subsidiary that is a Subsidiary Guarantor as an Unrestricted Subsidiary under the indenture;

(5) upon the Legal Defeasance or Covenant Defeasance or satisfaction and discharge of the indenture;

(6) solely in the case of a Note Guarantee created pursuant to the provision described in the second paragraph under the caption “— Guarantees”, upon the release or discharge of the Guarantee which resulted in the creation of such Note Guarantee pursuant to the covenant described under the caption “— Guarantees”, except a discharge or release by or as a result of payment under such Guarantee”; or

(7) upon a liquidation or dissolution of a Subsidiary Guarantor permitted under the indenture.

In addition, the Note Guarantee of any Subsidiary Guarantor will be released in connection with a sale of all of the assets of such Subsidiary Guarantor in a transaction that complies with the conditions in the third paragraph under the caption “— Guarantees” above. Also, notwithstanding any other provision in the indenture, any Restricted Subsidiary of the Issuer (including any Subsidiary Guarantor) may be liquidated at any time, so long as all assets owned by such entity which constitute Collateral remain Collateral owned by the Issuer or a Subsidiary Guarantor following any such liquidation.

Reports

Whether or not the Issuer is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, so long as any notes are outstanding, the Issuer will furnish to the holders of notes or cause the trustee to furnish to the holders of notes or post on its website or file with the Commission for public availability:

(1) all quarterly and annual reports that would be required to be filed with the Commission on Forms 10-Q and 10-K if the Issuer were required to file such reports, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report (whether or not unqualified) thereon by the Issuer’s certified independent accountants, which reports shall be filed (a) in the case of quarterly reports, within 15 days after the time period specified in the Commission’s rules and regulations and (b) in the case of annual reports, within 30 days after the time period specified in the Commission’s rules and regulations; and

(2) as soon as practicable, and in any event 5 days after the time periods specified in the Commission’s rules and regulations, all current reports that would be required to be filed with the Commission on Form 8-K if the Issuer were required to file such reports;

provided, however, that if the last day of any such time period is not a business day, such report will be due on the next succeeding business day.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports, except that such reports will not be required to contain separate financial information for Subsidiary Guarantors or Subsidiaries whose securities are pledged to secure the notes that would be required under Rule 3-10 or Rule 3-16 of Regulation S-X promulgated by the Commission, except to the extent required by the rules and regulations of the Commission actually applicable to the Issuer at such time.

If, at any time after consummation of the exchange offer contemplated by the registration rights agreement, the Issuer is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, the Issuer will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the Commission within the time periods specified above unless the Commission will not accept such a filing. The Issuer will not take any action for the purpose of causing the Commission not to accept any such filings. If, notwithstanding the foregoing, the Commission will not accept the Issuer’s filings for any reason, the Issuer will post the reports referred to in the preceding paragraphs on its website within the time periods specified above.

If the Issuer has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraphs will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of the Issuer and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Issuer.

In the event that (1) the rules and regulations of the Commission permit the Issuer and Parent, or any other direct or indirect parent of the Issuer, to report at such parent entity’s level on a consolidated basis and (2) such parent entity of the Issuer is not engaged in any business in any material respect other than incidental to its ownership, directly or indirectly, of the Capital Stock of the Issuer, the information and reports required by this covenant may be those of such parent company on a consolidated basis.

Notwithstanding the foregoing, prior to completion of the exchange offer or effectiveness of the shelf registration statement contemplated by the exchange and registration rights agreements, the requirements above will be deemed satisfied (1) by the filing with the Commission of the exchange offer registration statement or shelf registration statement and any amendments thereto, within the time periods set forth above, with such financial information that satisfies Regulation S-X of the Securities Act or (2) by posting reports that would be required to be filed substantially in the form required by the Commission on the Issuer’s website (or the website of Parent or other direct or indirect parent of the Issuer) or providing such reports to the trustee, subject to exceptions consistent with the presentation of financial information in this prospectus.

In addition, the Issuer and the Guarantors agree that, for so long as any notes remain outstanding, if at any time they are not required to file with the Commission the reports required by the preceding paragraphs, they will furnish to the holders of notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Notwithstanding anything herein to the contrary, the Issuer will not be deemed to have failed to comply with any of its agreements set forth under this covenant for purposes of clause (4) under “Events of Default and Remedies” until 90 days after the date any report required to be provided by this covenant is due.

Events of Default and Remedies

Each of the following is an Event of Default:

(1) default for 30 consecutive days in the payment when due of interest on, or Special Interest with respect to, the notes;

(2) default in payment when due (whether at maturity, upon acceleration, redemption or otherwise) of the principal of, or premium, if any, on the notes;

(3) failure by the Issuer or any of its Restricted Subsidiaries to comply with the provisions described under the captions “— Repurchase at the Option of Holders — Change of Control”, “— Repurchase at the Option of Holders — Asset Sales”, or “— Certain Covenants — Merger, Consolidation or Sale of Assets” or the provisions described in the third paragraph under the caption “— Certain Covenants — Guarantees” for 30 days after written notice by the trustee or holders representing 25% or more of the aggregate principal amount of notes outstanding;

(4) failure by the Issuer or any of its Restricted Subsidiaries for 60 days after written notice by the trustee or holders representing 25% or more of the aggregate principal amount of notes outstanding to comply with any of the agreements in the indenture or the security documents for the benefit of the holders of the notes other than those referred to in clauses (1)-(3) above;

(5) default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Issuer or any of the Issuer’s Significant Subsidiaries (or any group of Restricted Subsidiaries of the Issuer that together would constitute a Significant Subsidiary of the Issuer), or the payment of which is guaranteed by the Issuer or any of the Issuer’s Significant Subsidiaries (or any group of Restricted Subsidiaries of the Issuer that together would constitute a Significant Subsidiary of the Issuer), whether such Indebtedness or Guarantee now exists, or is created after December 21, 2009, if that default:

(a) is caused by a failure to make any payment when due at the final maturity of such Indebtedness (after giving effect to any applicable grace period) (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $50.0 million or more;

(6) failure by the Issuer or any of the Issuer’s Significant Subsidiaries (or any group of Restricted Subsidiaries of the Issuer that together would constitute a Significant Subsidiary of the Issuer) to pay non-appealable final judgments aggregating in excess of $50.0 million (excluding amounts covered by insurance provided by a carrier that has acknowledged coverage and has the ability to perform), which judgments are not paid, discharged or stayed for a period of more than 60 days after such judgments have become final and non-appealable and, in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

(7) the occurrence of any of the following:

(a) any security document for the benefit of holders of the notes is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect in any material respect, other than in accordance with the terms of the relevant security documents; or

(b) except as permitted by the indenture, any Priority Lien for the benefit of holders of the notes purported to be granted under any security document for the benefit of holders of the notes on Collateral, individually or in the aggregate, having a fair market value in excess of $50.0 million ceases to be an enforceable and perfected first-priority Lien in any material respect, subject only to Permitted Prior Liens, and such condition continues for 60 days after written notice by the trustee or the collateral trustee of failure to comply with such requirement; provided that it will not be an Event of Default under this clause 7(b) if such condition results from the action or inaction of the trustee or the collateral trustee; or

(c) the Issuer or any Significant Subsidiary that is a Subsidiary Guarantor (or any such Subsidiary Guarantors that together would constitute a Significant Subsidiary), or any Person acting on behalf of any of them, denies or disaffirms, in writing, any material obligation of the Issuer or such Significant Subsidiary that is a Guarantor (or such Subsidiary Guarantors that together constitute a Significant Subsidiary) set forth in or arising under any security document for the benefit of holders of the notes;

(8) except as permitted by the indenture, any Note Guarantee of a Subsidiary Guarantor that is a Significant Subsidiary of the Issuer (or any such Subsidiary Guarantors that together would constitute a Significant Subsidiary) shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect in any material respect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm in writing its obligations under its Note Guarantee if, and only if, in each such case, such Default continues for 21 days after notice of such Default shall have been given to the trustee; and

(9) certain events of bankruptcy or insolvency with respect to the Issuer or any Significant Subsidiary of the Issuer (or any Restricted Subsidiaries of the Issuer that together would constitute a Significant Subsidiary).

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Issuer or any Significant Subsidiary of the Issuer (or any group of Restricted Subsidiaries of the Issuer that, taken together, would constitute a Significant Subsidiary), all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes may declare all the notes to be due and payable immediately by notice in writing to the Issuer specifying the Event of Default(s).

Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest or premium, if any, or Special Interest, if any) if it determines that withholding notice is in their interest. In addition, the trustee shall have no obligation to accelerate the notes if in the best judgment of the trustee acceleration is not in the best interest of the holders of the notes.

In the event of any Event of Default specified in clause (5) above, such Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of acceleration of the notes) shall be annulled, waived and rescinded, automatically and without any action by the trustee or the holders, if within 20 days after such Event of Default arose:

(1) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged;

(2) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or

(3) the default that is the basis for such Event of Default has been cured.

The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture or the security documents except a continuing Default or Event of Default in the payment of interest or Special Interest, if any, on, premium, if any, on, or the principal of, the notes and may rescind any acceleration with respect to the notes and its consequences (provided such rescission would not conflict with any judgment of a court of competent jurisdiction). No such rescission shall affect any subsequent default or impair any right consequent thereon. The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee. However, the trustee may refuse to follow any direction that conflicts with law or the indenture, that may involve the trustee in personal liability, or that the trustee determines in good faith may be unduly prejudicial to the rights of holders of notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from holders of notes. A holder may not pursue any remedy with respect to the indenture or the notes unless each of the following conditions is met:

(1) the holder gives the trustee written notice of a continuing Event of Default;

(2) the holders of at least 25% in aggregate principal amount of outstanding notes make a written request to the trustee to pursue the remedy;

(3) such holder or holders offer the trustee indemnity, security or prefunding reasonably satisfactory to the trustee against any costs, loss, liability or expense;

(4) the trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(5) during such 60-day period, the holders of a majority in aggregate principal amount of the outstanding notes do not give the trustee a direction that is inconsistent with the request.

However, such limitations do not apply to the right of any holder of a note to receive payment of the principal of, premium, if any, or Special Interest, if any, or interest on, such note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the notes, which right shall not be impaired or affected without the consent of the holder, except to the extent that the institution or prosecution thereof or the entry of judgment thereon would, under applicable law, result in the surrender, impairment, waiver or loss of any Lien of a security document upon any property subject to such Lien.

The Issuer is required to deliver to the trustee annually within 120 days after the end of each fiscal year a statement regarding compliance with the indenture. Within 30 days of becoming aware of any Default or Event of Default, the Issuer is required to deliver to the trustee a statement specifying such Default or Event of Default unless such Default or Event of Default has been cured before the end of the 30 day period.

In addition to acceleration of maturity of the notes, if an Event of Default occurs and is continuing, the trustee, the collateral trustee and/or the holders of the notes will have the right to exercise remedies with respect to the Collateral, such as foreclosure, as are available under the indenture, the security documents and at law.

No Personal Liability of Directors, Officers, Employees, Incorporators and Stockholders

No director, officer, employee, incorporator or stockholder of the Issuer or any Guarantor, as such, or of Parent or any other direct or indirect parent of the Issuer, shall have any liability for any obligations of the Issuer or the Guarantors under the notes, the indenture, the Note Guarantees or the note documents or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

The Issuer may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Note Guarantees (“Legal Defeasance”) and cure all then existing Events of Default except for:

(1) the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Special Interest, if any, on such notes when such payments are due from the trust referred to below;

(2) the Issuer’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and the Issuer’s and the Guarantors’ obligations in connection therewith;

(4) the Legal Defeasance provisions of the indenture; and

(5) the optional redemption provisions of the indenture to the extent that Legal Defeasance is to be effected together with a redemption.

In addition, the Issuer may, at its option and at any time, elect to have the obligations of the Issuer and the Guarantors released with respect to certain covenants that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “Events of Default and Remedies” will no longer constitute Events of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Issuer must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, a nationally recognized investment bank or a nationally recognized appraisal or valuation firm, to pay the principal of, or interest and premium and Special Interest, if any, on the outstanding notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Issuer must specify whether the notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Issuer shall have delivered to the trustee an Opinion of Counsel reasonably acceptable to the trustee confirming that, subject to customary assumptions and exclusions, (a) the Issuer has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since December 21, 2009, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the holders of the outstanding notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Issuer shall have delivered to the trustee an Opinion of Counsel reasonably acceptable to the trustee confirming that, subject to customary assumptions and exclusions, the holders of the outstanding notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from borrowing funds to be applied to make the deposit required to effect such Legal Defeasance or Covenant Defeasance and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith);

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which the Issuer or any of its Subsidiaries is a party or by which the Issuer or any of its Subsidiaries is bound (other than that resulting with respect to any Indebtedness being defeased from any borrowing of funds to be applied to make the deposit required to effect such Legal Defeasance or Covenant Defeasance and any similar and simultaneous deposit relating to such Indebtedness, and the granting of Liens in connection therewith);

(6) the Issuer must deliver to the trustee an Officers’ Certificate stating that the deposit was not made by the Issuer with the intent of preferring the holders of notes over the other creditors of the Issuer with the intent of defeating, hindering, delaying or defrauding creditors of the Issuer or others;

(7) if the notes are to be redeemed prior to their Stated Maturity, the Issuer must deliver to the trustee irrevocable instructions to redeem all of the notes on the specified redemption date; and

(8) the Issuer must deliver to the trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

The Collateral will be released from the Lien securing the notes, as provided under the caption “— The Collateral Trust Agreement — Release of Liens in Respect of Notes”, upon a Legal Defeasance or Covenant Defeasance in accordance with the provisions described above.

Amendment, Supplement and Waiver

Except as provided in the next three succeeding paragraphs, the indenture, the notes, the Note Guarantees, or the security documents relating to the notes (subject to compliance with the intercreditor agreement and the collateral trust agreement) may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or Event of Default or compliance with any provision of the indenture, the notes, the Note Guarantees or the security documents relating to the notes may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

(1) reduce the percentage of the aggregate principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of, or change the Stated Maturity of, any note or alter the provisions, or waive any payment, with respect to the redemption of such notes (other than provisions relating to the covenants described under “— Repurchase at the Option of Holders” (except to the extent provided in clause (9) below));

(3) reduce the rate of, or change the time for, payment of interest on any note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, if any, or Special Interest, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in money other than U.S. dollars;

(6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium, if any, or Special Interest, if any, on the notes;

(7) release any Guarantor from any of its obligations under its Note Guarantee or the indenture, except in accordance with the terms of the indenture or the Note Guarantees;

(8) impair the right of any holder to institute suit for the enforcement of any payment on or with respect to such holder’s notes or the Note Guarantees;

(9) amend, change or modify the obligation of the Issuer to make and consummate an Asset Sale Offer with respect to any Asset Sale in accordance with the covenant described under the caption “— Repurchase at the Option of Holders — Asset Sales” after the obligation to make such Asset Sale Offer has arisen, or the obligation of the Issuer to make and consummate a Change of Control Offer in the event of a Change of Control in accordance with the covenant described under the caption “— Repurchase at the Option of Holders — Change of Control” after such Change of Control has occurred, including, in each case, amending, changing or modifying any definition relating thereto; or

(10) make any change in the amendment and waiver provisions, except to increase any such percentage required for such actions or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding note affected thereby.

In addition, any amendment to, or waiver of, the provisions of the indenture or any security document that has the effect of releasing all or substantially all of the Collateral from the Liens securing the notes will require the consent of the holders of at least 66 2/3% in aggregate principal amount of the notes then outstanding (but only to the extent any such consent is required under the Collateral Trust Agreement).

Notwithstanding the preceding, without notice to or the consent of any holder of notes, the Issuer, the Guarantors and the trustee may amend or supplement the indenture, the notes, the Note Guarantees or the security documents relating to the notes to:

(1) cure any ambiguity, omission, mistake, defect or inconsistency;

(2) provide for uncertificated notes in addition to or in place of certificated notes;

(3) provide for the assumption of the Issuer’s or any Guarantor’s obligations to holders of notes in the case of a merger or consolidation or sale of all or substantially all of such issuer’s or Guarantor’s assets;

(4) make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights of such holder under the indenture in any material respect;

(5) comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6) comply with the provisions described under “— Certain Covenants — Guarantees”;

(7) conform the text of the indenture, the notes, the Note Guarantees or any security document to any provision of this Description of Notes to the extent that such provision in this Description of Notes was intended to be a verbatim recitation of the indenture, the notes, the Note Guarantees or any security document;

(8) evidence and provide for the acceptance of appointment by a successor trustee, provided that the successor trustee is otherwise qualified and eligible to act as such under the terms of the indenture, or evidence and provide for a successor or replacement collateral trustee under the security documents;

(9) provide for the issuance of additional notes (and the grant of security for the benefit of the additional notes) in accordance with the terms of the indenture and the collateral trust agreement;

(10) make, complete or confirm any grant of Collateral permitted or required by the indenture or any of the security documents or any release, termination or discharge of Collateral that becomes effective as set forth in the indenture or any of the security documents;

(11) grant any Lien for the benefit of the holders of any future Subordinated Lien Debt or any present or future Priority Lien Debt in accordance with the terms of the indenture and the collateral trust agreement;

(12) add additional secured parties to the extent Liens securing obligations held by such parties are permitted under the indenture;

(13) mortgage, pledge, hypothecate or grant a security interest in favor of the collateral agent for the benefit of the trustee and the holders of the notes as additional security for the payment and performance of the Issuer’s and any Guarantor’s obligations under the indenture, in any property, or assets, including any of which are required to be mortgaged, pledged or hypothecated, or in which a security interest is required to be granted to the trustee or the collateral trustee in accordance with the terms of the indenture or otherwise;

(14) provide for the succession of any parties to the security documents (and other amendments that are administrative or ministerial in nature) in connection with an amendment, renewal, extension, substitution, refinancing, restructuring, replacement, supplementing or other modification from time to time of any agreement in accordance with the terms of the indenture and the relevant security document;

(15) provide for a reduction in the minimum denominations of the notes;

(16) add a Guarantor or other guarantor under the indenture or release a Guarantor in accordance with the terms of the indenture;

(17) add covenants for the benefit of the holders or surrender any right or power conferred upon the Issuer or any Guarantor;

(18) make any amendment to the provisions of the indenture relating to the transfer and legending of notes as permitted by the indenture, including, without limitation, to facilitate the issuance and administration of the notes, provided that compliance with the indenture as so amended may not result in notes being transferred in violation of the Securities Act or any applicable securities laws;

(19) provide for the assumption by one or more successors of the obligations of any of the Guarantors under the indenture and the Note Guarantees;

(20) provide for the issuance of exchange notes in accordance with the terms of the indenture; or

(21) comply with the rules of any applicable securities depositary.

The consent of the holders of the notes is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if the consent approves the substance of the proposed amendment.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1) either:

(a) all notes that have been authenticated (except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from such trust) have been delivered to the trustee for cancellation; or

(b) all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, will become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in the name, and at the expense, of the Issuer, and the Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation for principal, premium, if any, and Special Interest, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default shall have occurred and be continuing (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith) with respect to the indenture and the notes issued thereunder on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other material instrument to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound (other than any such default resulting from any borrowing of funds to be applied to make the deposit and any similar simultaneous deposit relating to other Indebtedness, and the granting of Liens in connection therewith);

(3) the Issuer or any Guarantor has paid or caused to be paid all sums payable by it under the indenture and not provided for by the deposit required by clause 1(b) above; and

(4) the Issuer has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

In addition, the Issuer must deliver an Officers’ Certificate and an Opinion of Counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

The Collateral will be released from the Lien securing the notes, as provided under the caption “— The Collateral Trust Agreement — Release of Liens in Respect of Notes”, upon a satisfaction and discharge in accordance with the provisions described above.

Concerning the Trustee

U.S. Bank National Association is the trustee under the indenture and has been appointed by the Issuer as paying agent and registrar with respect to the notes.

If the trustee becomes a creditor of the Issuer or any Guarantor, the indenture limits its right, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

The indenture provides that in case an Event of Default shall occur and be continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of such person’s own affairs. Subject to such provisions, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder shall have offered to the trustee security, indemnity or prefunding satisfactory to it against any loss, liability or expense.

Book-Entry, Delivery and Form

Except as set forth below, the notes were issued in registered, global form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The notes may be issuable from time to time in denominations of less than $2,000 solely to the extent necessary to accommodate book-entry positions that have been created in denominations of less than $2,000 by DTC.

Except as set forth below, global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in global notes may not be exchanged for definitive notes in registered certificated form (“Certificated Notes”) except in the limited circumstances described below. See “— Exchange of Global Notes for Certificated Notes”. Except in the limited circumstances described below, owners of beneficial interests in global notes will not be entitled to receive physical delivery of notes in certificated form.

Transfers of beneficial interests in global notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The Issuer and the Guarantors take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised the Issuer that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised the Issuer that, pursuant to procedures established by it:

(1) upon deposit of the global notes, DTC will credit the accounts of the Participants designated by the initial purchasers with portions of the principal amount of the global notes; and

(2) ownership of these interests in the global notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the global notes).

All interests in a global note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a global note to such Persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a Person having beneficial interests in a global note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest (including Special Interest, if any) and premium, if any, on, a global note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, the Issuer and the trustee will treat the Persons in whose names the notes, including the global notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Issuer, the trustee nor any agent of the Issuer or the trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the global notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the global notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised the Issuer that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or the Issuer. Neither the Issuer nor the trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the notes, and the Issuer and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between the Participants will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between the Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by their respective depositaries; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised the Issuer that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the global notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the global notes for legended notes in certificated form, and to distribute such notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of the Issuer, the trustee and any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A global note is exchangeable for Certificated Notes if:

(1) DTC (a) notifies the Issuer that it is unwilling or unable to continue as depositary for the global notes and the Issuer fails to appoint a successor depositary within ninety (90) days of delivery of such notice or (b) has ceased to be a clearing agency registered under the Exchange Act and the Issuer fails to appoint a successor depositary within ninety (90) days of delivery of such notice;

(2) the Issuer, at its option, notifies the trustee in writing that it elects to cause the issuance of the Certificated Notes; or

(3) there has occurred and is continuing a Default or Event of Default with respect to the notes and a Holder requests that its global note be exchanged for a Certificated Note.

In addition, beneficial interests in a global note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any global note or beneficial interests in global notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend referred to in “Notice to Investors” in the offering memorandum dated December 16, 2009 or February 8, 2010, respectively, unless that legend is not required by applicable law.

Exchange of Certificated Notes for Global Notes

Certificated Notes may not be exchanged for beneficial interests in any global note unless the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes.

Same-Day Settlement and Payment

The Issuer will make payments in respect of the notes represented by the global notes, including principal, premium, if any, and interest (including Special Interest, if any), by wire transfer of immediately available funds to the accounts specified by the holder of the global note. The Issuer will make all payments of principal, interest (including Special Interest, if any) and premium, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the global notes are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. The Issuer expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a global note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised the Issuer that cash received in Euroclear or Clearstream as a result of sales of interests in a global note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“ABL Credit Facility” means that certain $900,000,000 Revolving Loan Credit Agreement, dated as of October 31, 2007, as amended by the First Amendment, dated as of December 21, 2009, among the Issuer (f/k/a McJunkin Corporation), the several lenders from time to time party thereto, Goldman Sachs Credit Partners L.P. and Lehman Brothers Inc., as co-lead arrangers and joint bookrunners, The CIT Group/Business Credit Inc., as administrative agent and co-collateral agent, Bank of America, N.A., as co-collateral agent and syndication agent, and JPMorgan Chase Bank, N.A., Wachovia Bank. N.A., and PNC Bank, National Association, as co-documentation agents, and any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as further amended, restated, adjusted, waived, renewed, modified, refunded, replaced, restated, restructured, increased, supplemented or refinanced in whole or in part from time to time, regardless of whether such amendment, restatement, adjustment, waiver, modification, renewal, refunding, replacement, restatement, restructuring, increase, supplement or refinancing is with the same financial institutions (whether as agents or lenders) or otherwise and any indentures or credit facilities or commercial paper facilities that replace, refund or refinance any part of the loans, notes, or other commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof.

“ABL Debt” means

(1) Indebtedness outstanding under the ABL Credit Facility on December 21, 2009 or incurred from time to time after such date under the ABL Credit Facility; and

(2) additional Indebtedness (including letters of credit and reimbursement obligations with respect thereto) of the Issuer or any Subsidiary Guarantor secured by Liens on ABL Priority Collateral; provided, in the case of any additional Indebtedness referred to in this clause (2), that:

(a) on or before the date on which such additional Indebtedness is incurred by the Issuer or such Guarantor, as applicable, such additional Indebtedness is designated by the Issuer, in an Officers’ Certificate delivered to the collateral trustee, as “ABL Debt” for purposes of the Secured Debt Documents; provided, that such Indebtedness may not be designated as both ABL Debt and Priority Lien Debt, or designated as both ABL Debt and Subordinated Lien Debt; and

(b) the collateral agent or other representative with respect to such Indebtedness, the ABL Collateral Agent, the collateral trustee, the Issuer and each applicable Guarantor have duly executed and delivered the intercreditor agreement (or a joinder to the intercreditor agreement or a new intercreditor agreement substantially similar to the intercreditor agreement, as in effect on December 21, 2009, and in a form reasonably acceptable to each of the parties thereto).

“ABL Debt Documents” means the ABL Credit Facility, any additional credit agreement or indenture related thereto and all other loan documents, security documents, notes, guarantees, instruments and agreements governing or evidencing, or executed or delivered in connection with, the ABL Credit Facility, as such agreements or instruments may be amended or supplemented from time to time.

“ABL Debt Obligations” means ABL Debt incurred or arising under the ABL Debt Documents and all other Obligations (excluding any Obligations that would constitute ABL Debt) in respect thereof, together with (1) Banking Product Obligations of the Issuer or any Subsidiary Guarantor relating to services provided to the Issuer or any Guarantor that are secured, or intended to be secured, by the ABL Debt Documents if the provider of such Banking Product Obligations has agreed to be bound by the terms of the intercreditor agreement or such provider’s interest in the ABL Priority Collateral is subject to the terms of the intercreditor agreement; and (2) Hedging Obligations that are secured, or intended to be secured, under the ABL Debt Documents if the provider of such Hedging Obligations has agreed to be bound by the terms of the intercreditor agreement or such provider’s interest in the ABL Priority Collateral is subject to the terms of the intercreditor agreement.

“ABL Lien Cap” means, as of any date of determination, the greater of (1) $1.25 billion and (2) the amount of the Borrowing Base as of such date, after giving pro forma effect to the incurrence of any ABL Debt and the application of the net proceeds therefrom.

“ABL Priority Collateral” means all accounts, inventory or documents of title, customs receipts, insurance certificates, shipping documents and other written materials related to the purchase or import of any inventory, all letter of credit rights, chattel paper, instruments, investment property and general intangibles pertaining to the foregoing, deposit accounts (other than the “Net Available Cash Account” (as defined in the intercreditor agreement), to the extent that it constitutes a deposit account) and securities accounts (other than the “Net Available Cash Account” (as defined in the intercreditor agreement), to the extent it constitutes a securities account), including all cash, marketable securities, securities entitlements, financial assets and other funds held in or on deposit in any of the foregoing, all records, “supporting obligations” (as defined in Article 9 of the UCC) and related letters of credit, commercial tort claims or other claims and causes of action, in each case, to the extent not primarily related to the Notes Priority Collateral and, to the extent not otherwise included, all substitutions, replacements, accessions, products and proceeds (including, without limitation, insurance proceeds, investment property, licenses, royalties, income, payments, claims, damages and proceeds of suit) of any or all of the foregoing, in each case held by the Issuer and the Subsidiary Guarantors, other than the Excluded ABL Assets.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into, or becomes a Subsidiary of, such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by the specified Person.

“Act of Required Debtholders” means, as to any matter at any time:

(1) prior to the Discharge of Priority Lien Obligations, a direction in writing delivered to the collateral trustee by or with the written consent of the holders of at least 50.1% of the sum of:

(a) the aggregate outstanding principal amount of Priority Lien Debt (including outstanding letters of credit whether or not then drawn); and

(b) other than in connection with the exercise of remedies, the aggregate unfunded commitments to extend credit which, when funded, would constitute Priority Lien Debt; and

(2) at any time after the Discharge of Priority Lien Obligations, a direction in writing delivered to the collateral trustee by or with the written consent of the holders of Subordinated Lien Debt representing the Required Subordinated Lien Debtholders.

For purposes of this definition, (a) Secured Debt registered in the name of, or beneficially owned by, the Issuer or any Affiliate of the Issuer will be deemed not to be outstanding, and (b) votes will be determined in accordance with the provisions described above under the caption “— The Collateral Trust Agreement — Voting”.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control”, as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling”, “controlled by” and “under common control with” shall have correlative meanings.

“Applicable Premium” means, with respect to any note on any redemption date, the greater of:

(1) 1.0% of the principal amount of the note; or

(2) the excess of:

(a) the present value at such redemption date of (i) the redemption price of the note at December 15, 2012 (such redemption price being set forth in the table appearing above under the caption “— Optional Redemption”), plus (ii) all required interest payments due on the note through December 15, 2012 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b) the principal amount of the note.

“Asset Sale” means:

(1) the sale, lease (other than operating leases in the ordinary course of business), conveyance or other disposition of any property or assets, other than Equity Interests of the Issuer; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Issuer and the Issuer’s Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “— Repurchase at the Option of Holders — Change of Control” and/or the provisions described above under the caption “— Certain Covenants — Merger, Consolidation or Sale of Assets” and not by the provisions of the covenant described under the caption “— Repurchase at the Option of Holders — Asset Sales”; and

(2) the issuance of Equity Interests by any of the Issuer’s Restricted Subsidiaries or the sale by the Issuer or any Restricted Subsidiary thereof of Equity Interests in any of its Restricted Subsidiaries (other than directors’ qualifying shares).

Notwithstanding the preceding, the following items shall be deemed not to be Asset Sales:

(1) any single transaction or series of related transactions that involves property or assets having a fair market value of less than $15.0 million;

(2) a transfer of property or assets between or among the Issuer and its Restricted Subsidiaries;

(3) an issuance of Equity Interests by a Restricted Subsidiary of the Issuer to the Issuer or to another Restricted Subsidiary thereof;

(4) the sale, lease, assignment, license or sublease of equipment, inventory, accounts receivable or other assets in the ordinary course of business (including, without limitation, any ABL Priority Collateral);

(5) the sale or other disposition of cash or Cash Equivalents;

(6) a Restricted Payment that is permitted by the covenant described above under the caption “— Certain Covenants — Restricted Payments” or a Permitted Investment;

(7) any sale, exchange or other disposition of any property or equipment that has become damaged, worn out, obsolete or otherwise unsuitable or unnecessary for use in connection with the business of the Issuer or its Restricted Subsidiaries;

(8) the licensing or sub-licensing of intellectual property in the ordinary course of business or consistent with past practice;

(9) any sale or other disposition deemed to occur with creating, granting or perfecting a Lien not otherwise prohibited by the indenture or the note documents;

(10) any issuance or sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(11) the surrender or waiver of contract rights or settlement, release or surrender of a contract, tort or other litigation claim in the ordinary course of business;

(12) foreclosures, condemnations or any similar action on assets;

(13) the lease, assignment or sub-lease of any real or personal property in the ordinary course of business; and

(14) the sale of Non-Core Assets.

“Asset Sale Offer” has the meaning assigned to that term in the indenture governing the notes.

“Attributable Debt” in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction, including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

“Banking Product Obligations” means, with respect to the Issuer or any Subsidiary Guarantor, any obligations of the Issuer or such Guarantor owed to any Person in respect of treasury management services (including, without limitation, services in connection with operating, collections, payroll, trust or other depository or disbursement accounts, including automated clearinghouse, e-payable, electronic funds transfer, wire transfer, controlled disbursement, overdraft, depositary, information reporting, lock-box and stop payment services), commercial credit card and merchant card services, stored valued card services, other cash management services or lock-box leases and other banking products or services related to any of the foregoing.

“Bankruptcy Code” means Title 11 of the United States Code.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act. The terms “Beneficially Owns” and “Beneficially Owned” shall have a corresponding meaning.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership; and

(3) with respect to any other Person, the board or committee of such Person serving a similar function.

“Borrowing Base” means, as of any date, an amount equal to:

(1) 85% of the face amount of all accounts receivable owned by the Issuer and its Restricted Subsidiaries as of the end of the most recent month preceding such date for which internal financial statements are available that were not more than 180 days past due; plus

(2) 65% of the book value of all inventory owned by the Issuer and its Restricted Subsidiaries as of the end of the most recent fiscal month preceding such date for which internal financial statements are available.

“business day” means any day other than a Legal Holiday.

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Cash Equivalents” means:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than two years from the date of acquisition;

(3) time deposits, demand deposits, money market deposits, certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year from the date of acquisition and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $250.0 million (or $100.0 million in the case of a non-U.S. bank);

(4) repurchase obligations for underlying securities of the types described in clauses (2), (3) and (7) entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper rated at least P-1 by Moody’s Investors Service, Inc. or at least A-1 by Standard & Poor’s Rating Services (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another rating agency) and in each case maturing within two years after the date of acquisition;

(6) marketable short-term money market and similar securities having a rating of at least P-2 or A-2 from either Moody’s or S&P, respectively, or liquidity funds or other similar money market mutual funds, with a rating of at least Aaa by Moody’s or AAAm by S&P (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another rating agency);

(7) securities issued by any state, commonwealth or territory of the United States or any political subdivision or taxing authority of any such state, commonwealth or territory or any public instrumentality thereof, maturing within two years from the date of acquisition thereof and having an investment grade rating from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services;

(8) money market funds (or other investment funds) at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (7) of this definition;

(9) (a) euros or any national currency of any participating member state of the EMU;

(b) local currency held by the Issuer or any of its Restricted Subsidiaries from time to time in the ordinary course of business;

(c) securities issued or directly and fully guaranteed by the sovereign nation or any agency thereof (provided that the full faith and credit of such sovereign nation is pledged in support thereof) in which the Issuer or any of its Restricted Subsidiaries is organized or is conducting business having maturities of not more than one year from the date of acquisition; and

(d) investments of the type and maturity described in clauses (3) through (8) above of foreign obligors, which investments or obligors satisfy the requirements and have ratings described in such clauses.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Issuer and its Restricted Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than one or more Permitted Holders;

(2) the adoption of a plan relating to the liquidation or dissolution of the Issuer (unless, after such liquidation or dissolution, Parent assumes all of the obligations of the Issuer under the indenture and the security documents for the benefit of holders of the notes as provided thereunder);

(3) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, has become the ultimate Beneficial Owner, directly or indirectly, of 50% or more of the voting power of the Voting Stock of the Issuer; or

(4) the first day on which a majority of the members of the Board of Directors of the Issuer or the Parent are not Continuing Directors.

“Change of Control Offer” has the meaning assigned to that term in the indenture governing the notes.

“Class” means (1) in the case of Subordinated Lien Debt, every Series of Subordinated Lien Debt, taken together, and (2) in the case of Priority Lien Debt, every Series of Priority Lien Debt, taken together.

“Collateral” means the Notes Priority Collateral and the ABL Priority Collateral.

“collateral trustee” means U.S. Bank National Association, in its capacity as collateral trustee under the collateral trust agreement, together with its successors in such capacity.

“Commission” means the United States Securities and Exchange Commission and any successor organization.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1) provision for taxes based on income or profits or capital gains of such Person and its Restricted Subsidiaries for such period, including without limitation state, franchise and similar taxes and foreign withholding taxes of such Person and its Restricted Subsidiaries paid or accrued during such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(2) Fixed Charges of such Person and its Restricted Subsidiaries for such period (including without limitation (x) net losses on Hedging Obligations or other derivative instruments entered into for the purpose of hedging interest rate risk and (y) costs of surety bonds in connection with financing activities), to the extent that any such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(3) depreciation and amortization (including amortization or impairment write-offs of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation and amortization was deducted in computing such Consolidated Net Income; plus

(4) any other non-cash expenses or charges, including any impairment charge or asset write-offs or write-downs related to intangible assets (including goodwill), long-lived assets and Investments in debt and equity securities pursuant to GAAP, reducing Consolidated Net Income for such period (provided that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from Consolidated Cash Flow to such extent, and excluding amortization of a prepaid cash expense or charge that was paid in a prior period); plus

(5) the amount of any integration costs or other business optimization expenses or costs deducted (and not added back) in such period in computing Consolidated Net Income, including any one-time costs incurred in connection with acquisitions and costs related to the closure and/or consolidation of facilities; plus

(6) the amount of any minority interest expense consisting of income of a Restricted Subsidiary attributable to minority equity interests of third parties in any non-Wholly Owned Restricted Subsidiary deducted (and not added back) in such period in calculating Consolidated Net Income; plus

(7) the amount of management, monitoring, consulting and advisory fees and related expenses (if any) paid in such period to the Principals to the extent otherwise permitted under the terms of the indenture; minus

(8) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with GAAP.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1) the Net Income of any Person, other than the specified Person, that is not a Restricted Subsidiary of the specified Person or that is accounted for by the equity method of accounting shall not be included, except that Consolidated Net Income shall be increased by the amount of dividends or distributions or other payments that are paid in cash (or to the extent converted into cash) or Cash Equivalents to the specified Person or a Restricted Subsidiary thereof during such period;

(2) solely for the purpose of determining the amount available for Restricted Payments under clause 3(a) of the first paragraph under “— Certain Covenants — Restricted Payments”, the Net Income of any Restricted Subsidiary (other than any Subsidiary Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its equityholders, unless such restrictions with respect to the declaration and payment of dividends or distributions have been properly waived for such entire period; provided that Consolidated Net Income will be increased by the amount of dividends or other distributions or other payments paid in cash (or to the extent converted into cash) or Cash Equivalents to the Issuer or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein;

(3) the cumulative effect of a change in accounting principles shall be excluded;

(4) any amortization of fees or expenses that have been capitalized shall be excluded;

(5) non-cash charges relating to employee benefit or management compensation plans of the Issuer or any Restricted Subsidiary thereof or any non-cash compensation charge arising from any grant of stock, stock options or other equity-based awards for the benefit of the members of the Board of Directors of Parent or the Issuer or employees of Parent or the Issuer and its Restricted Subsidiaries shall be excluded (other than in each case any non-cash charge to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense incurred in a prior period);

(6) any non-recurring charges or expenses incurred in connection with the refinancing transactions shall be excluded;

(7) any non-cash restructuring charges, plus up to an aggregate of $20.0 million of other restructuring charges in any fiscal year shall be excluded;

(8) any non-cash impairment charge or asset write-off, in each case pursuant to GAAP, and the amortization of intangibles arising pursuant to GAAP, shall be excluded;

(9) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with (a) any sale of assets outside the ordinary course of business of such Person or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness or Hedging Obligations or other derivative instruments of such Person or any of its Restricted Subsidiaries, shall, in each case, be excluded;

(10) any after-tax effect of income (loss) from disposed, abandoned, transferred, closed or discontinued operations and any net after-tax gains or losses on disposal of disposed, abandoned, transferred, closed or discontinued operations shall, in each case, be excluded;

(11) any extraordinary, non-recurring or unusual gain or loss or expense, together with any related provision for taxes, shall be excluded;

(12) the effects of adjustments in the property, plant and equipment, inventories, goodwill, intangible assets and debt line items in such Person’s consolidated financial statements pursuant to GAAP resulting from the application of purchase accounting in relation to the refinancing transactions or any acquisition or the amortization or write-off of any amounts thereof, net of taxes, shall be excluded;

(13) any fees and expenses incurred during such period, or any amortization thereof for such period, in connection with any acquisition, disposition, recapitalization, Investment, Asset Sale, issuance or repayment of Indebtedness, issuance of Equity Interests, financing transaction or amendment or modification of any debt instrument (including, in each case, any such transaction undertaken but not completed) and any charges or non-recurring merger costs incurred during such period as a result of any such transaction, shall be excluded; and

(14) accruals and reserves that are established or adjusted by December 21, 2010 that are so required to be established or adjusted as a result of the refinancing transactions in accordance with GAAP shall be excluded.

“Consolidated Total Assets” of any Person means, as of any date, the amount which, in accordance with GAAP, would be set forth under the caption “Total Assets” (or any like caption) on a consolidated balance sheet of such Person and its Restricted Subsidiaries, as of the end of the most recently ended fiscal quarter for which internal financial statements are available.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Issuer or Parent, as the case may be, who:

(1) was a member of such Board of Directors on December 21, 2009;

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election; or

(3) was nominated for election or elected to that Board of Directors by the Principals or their Related Parties.

“Contribution Indebtedness” means Indebtedness of the Issuer or any Subsidiary Guarantor in an aggregate principal amount equal to the aggregate amount of cash contributions (other than Excluded Contributions) made to the capital of the Issuer or such Subsidiary Guarantor after December 21, 2009; provided that:

(1) such cash contributions have not been used to make a Restricted Payment, and

(2) such Contribution Indebtedness (a) is incurred within 180 days after the making of such cash contributions and (b) is so designated as Contribution Indebtedness pursuant to an Officers’ Certificate on the incurrence date thereof.

“Credit Facilities” means one or more debt facilities (including, without limitation, the ABL Credit Facility), credit agreements, commercial paper facilities, note purchase agreements, indentures, or other agreements, in each case with banks, lenders, purchasers, investors, trustees, agents or other representatives of any of the foregoing, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables or interests in receivables to such lenders or other persons or to special purpose entities formed to borrow from such lenders or other persons against such receivables or sell such receivables or interests in receivables), letters of credit, notes or other borrowings or other extensions of credit, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, in each case, as amended, restated, modified, renewed, refunded, restated, restructured, increased, supplemented, replaced or refinanced in whole or in part from time to time, including any replacement, refunding or refinancing facility or agreement that increases the amount permitted to be borrowed thereunder or alters the maturity thereof or adds entities as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender, group of lenders, or otherwise.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Non-cash Consideration” means the fair market value of non-cash consideration received by the Issuer or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, executed by the principal financial officer of the Issuer, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of or collection on such Designated Non-cash Consideration.

“Designated Preferred Stock” means preferred stock of the Issuer or any parent corporation thereof (in each case other than Disqualified Stock) that is issued for cash (other than to the Issuer or any of its Subsidiaries) and is so designated as Designated Preferred Stock pursuant to an Officer’s Certificate executed by the principal financial officer of the Issuer or the applicable parent corporation thereof, as the case may be, on the issuance date thereof.

“Discharge of ABL Debt Obligations” means the occurrence of all of the following:

(1) termination or expiration of all commitments to extend credit that would constitute ABL Debt;

(2) payment in full in cash of the principal of, and interest and premium, if any, on all ABL Debt (other than any undrawn letters of credit), other than from the proceeds of an incurrence of ABL Debt;

(3) discharge or cash collateralization (at the lower of (A) 105% of the aggregate undrawn amount and (B) the percentage of the aggregate undrawn amount required for release of liens under the terms of the applicable ABL Debt Document) of all outstanding letters of credit constituting ABL Debt; and

(4) payment in full in cash of all other ABL Debt Obligations that are outstanding and unpaid at the time the ABL Debt is paid in full in cash (other than any obligations for taxes, costs, indemnifications, reimbursements, damages and other liabilities in respect of which no claim or demand for payment has been made at such time).

“Discharge of Priority Lien Obligations” means the occurrence of all of the following:

(1) termination or expiration of all commitments to extend credit that would constitute Priority Lien Debt;

(2) payment in full in cash of the principal of, and interest and premium, if any, and Special Interest, if any, on, all Priority Lien Debt (other than any undrawn letters of credit), other than from the proceeds of an incurrence of Priority Lien Debt;

(3) discharge or cash collateralization (at the lower of (A) 105% of the aggregate undrawn amount and (B) the percentage of the aggregate undrawn amount required for release of liens under the terms of the applicable Priority Lien Document) of all outstanding letters of credit constituting Priority Lien Debt; and

(4) payment in full in cash of all other Priority Lien Obligations that are outstanding and unpaid at the time the Priority Lien Debt is paid in full in cash (other than any obligations for taxes, costs, indemnifications, reimbursements, damages and other liabilities in respect of which no claim or demand for payment has been made at such time).

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature; provided, however, that only the portion of the Capital Stock which so matures, is mandatorily redeemable or is redeemable at the option of the holder prior to such date shall be deemed to be Disqualified Stock. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Issuer to repurchase such Capital Stock upon the occurrence of a Change of Control (or similarly defined term) or an Asset Sale (or similarly defined term) shall not constitute Disqualified Stock if the terms of such Capital Stock provide that the Issuer may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “— Certain Covenants — Restricted Payments”. The term “Disqualified Stock” shall also include any options, warrants or other rights that are convertible into Disqualified Stock or that are redeemable at the option of the holder, or required to be redeemed, prior to the date that is 91 days after the date on which the notes mature. Disqualified Stock shall not include Capital Stock which is issued to any plan for the benefit of employees of the Issuer or its Subsidiaries or by any such plan to such employees solely because it may be required to be repurchased by the Issuer or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

“Domestic Subsidiary” means any Restricted Subsidiary of the Issuer that was formed under the laws of the United States or any state of the United States or the District of Columbia.

“equally and ratably” means, in reference to sharing of Liens or proceeds thereof as between holders of Secured Obligations within the same Class, that such Liens or proceeds:

(1) will be allocated and distributed first to the Secured Debt Representative for each outstanding Series of Priority Lien Debt or Subordinated Lien Debt within that Class, for the account of the holders of such Series of Priority Lien Debt or Subordinated Lien Debt, ratably in proportion to the principal of, and interest and premium (if any) and Special Interest (if any) and reimbursement obligations (contingent or otherwise) with respect to letters of credit, if any, outstanding (whether or not drawings have been made on such letters of credit and whether for payment or cash collateralization) on, each outstanding Series of Priority Lien Debt or Subordinated Lien Debt within that Class when the allocation or distribution is made, and thereafter; and

(2) will be allocated and distributed (if any remain after payment in full of all of the principal of, and interest and premium (if any) and reimbursement obligations (contingent or otherwise) with respect to letters of credit, if any, outstanding (whether or not drawings have been made on such letters of credit and whether for payment or cash collateralization) on all outstanding Secured Obligations within that Class) to the Secured Debt Representative for each outstanding Series of Priority Lien Debt or Subordinated Lien Debt within that Class, for the account of the holders of any remaining Secured Obligations within that Class, ratably in proportion to the aggregate unpaid amount of such remaining Secured Obligations within that Class due and demanded (with written notice to the applicable Secured Debt Representative and the collateral trustee) prior to the date such distribution is made.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Excluded ABL Assets” means each of the following:

(1) Non-Core Assets;

(2) all “general intangibles” as such term is defined in Article 9 of the UCC, including “payment intangibles” also as such term is defined in Article 9 of the UCC, and, in any event, including with respect to the Issuer and any Subsidiary Guarantor, all contracts, agreements, instruments and indentures in any form, and portions thereof, to which the Issuer or such Subsidiary Guarantor is a party or under which the Issuer or such Subsidiary Guarantor has any right, title or interest or to which the Issuer or such Subsidiary Guarantor or any property of the Issuer or such Subsidiary Guarantor is subject, as the same may from time to time be amended, supplemented or otherwise modified, including (a) all rights of the Issuer or such Subsidiary Guarantor to receive moneys due and to become due to it thereunder or in connection therewith, (b) all rights of the Issuer or such Subsidiary Guarantor to receive proceeds of any insurance, indemnity, warranty or guarantee with respect thereto, (c) all claims of the Issuer or such Subsidiary Guarantor for damages arising out of any breach of or default thereunder and (d) all rights of the Issuer or such Subsidiary Guarantor to terminate, amend, supplement, modify or exercise rights or options thereunder, to perform thereunder and to compel performance and otherwise exercise all remedies thereunder, in each case to the extent the grant by the Issuer or such Subsidiary Guarantor of a security interest in its right, title and interest in any such contract, agreement, instrument or indenture (i) is prohibited by such contract, agreement, instrument or indenture without the consent of any other party thereto, (ii) would give any other party to any such contract, agreement, instrument or indenture the right to terminate its obligations thereunder or (iii) is not permitted without consent if all necessary consents to such grant of a security interest have not been obtained from the other parties thereto (other than to the extent that any such prohibition referred to in clauses (i), (ii) and (iii) would be rendered ineffective pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the UCC (or any successor provision or provisions) of any relevant jurisdiction or any other applicable law) (provided that the foregoing shall not affect, limit, restrict or impair the grant by Issuer or such Subsidiary Guarantor of a security interest in any account or any money or other amounts due or to become due under any such contract, agreement, instrument or indenture);

(3) all “equipment”, as such term is defined in Article 9 of the UCC, now or hereafter owned by the Issuer or any Subsidiary Guarantor or to which the Issuer or any Subsidiary Guarantor has rights and, in any event, shall include all machinery, equipment, computers, furnishings, appliances, fixtures, tools and vehicles (in each case, regardless of whether characterized as equipment under the UCC) now or hereafter owned by the Issuer or any Subsidiary Guarantor or to which the Issuer or any Subsidiary Guarantor has rights and any and all proceeds, accessions, additions, substitutions and replacements of any of the foregoing, wherever located, together with all attachments, components, parts, equipment and accessories installed thereon or affixed thereto to the extent such equipment is subject to a Lien permitted by the indenture and the terms of the Indebtedness securing such Lien prohibit assignment of, or granting of a security interest in, the Issuer’s or such Subsidiary Guarantor’s rights and interests therein (other than to the extent that any such prohibition would be rendered ineffective pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the UCC (or any successor provision or provisions) of any relevant jurisdiction or any other applicable law) (provided, that immediately upon the repayment of all Indebtedness secured by such Lien, such equipment shall cease to constitute an “Excluded ABL Asset”);

(4) rights, priorities and privileges relating to intellectual property, whether arising under United States, multinational or foreign laws, including the trade secrets, the copyrights, the patents, the trademarks and the licenses and all rights to sue at law or in equity for any infringement or other impairment thereof, including the right to receive all proceeds and damages therefrom, now or hereafter owned by the Issuer or any Subsidiary Guarantor, in each case to the extent the grant by the Issuer or such Subsidiary Guarantor of a security interest in any such rights, priorities and privileges relating to intellectual property (i) is prohibited by any contract, agreement or other instrument governing such rights, priorities and privileges without the consent of any other party thereto, (ii) would give any other party to any such contract, agreement or other instrument the right to terminate its obligations thereunder or (iii) is not permitted without consent if all necessary consents to such grant of a security interest have not been obtained from the relevant parties (other than to the extent that any such prohibition referred to in clauses (i), (ii) and (iii) would be rendered ineffective pursuant to Sections 9-406, 9- 407, 9-408 or 9-409 of the UCC (or any successor provision or provisions) of any relevant jurisdiction or any other applicable law); and

(5) all securities (whether certificated or uncertificated), security entitlements, securities accounts, commodity contracts and commodity accounts of the Issuer or any Subsidiary Guarantor, whether now or hereafter acquired by the Issuer or any Subsidiary Guarantor, in each case to the extent the grant by the Issuer or a Subsidiary Guarantor of a security interest therein in its right, title and interest in any such investment property (i) is prohibited by any contract, agreement, instrument or indenture governing such investment property without the consent of any other party thereto, (ii) would give any other party to any such contract, agreement, instrument or indenture the right to terminate its obligations thereunder or (iii) is not permitted without the consent if all necessary consents to such grant of a security interest have not been obtained from the other parties thereto (other than to the extent that any such prohibition referred to in clauses (i), (ii) and (iii) would be rendered ineffective pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the UCC (or any successor provision or provisions) of any relevant jurisdiction or any other applicable law).

“Excluded Assets” means each of the following:

(1) Excluded ABL Assets;

(2) all interests in real property other than fee interests and other interests appurtenant thereto;

(3) fee interests in real property (a) on December 21, 2009 other than the fee interests listed on Exhibit G to the indenture and (b) acquired after December 21, 2009 if the net book value of such fee interest is less than $2.0 million;

(4) all “securities” of any of the Issuer’s “affiliates” (as the terms “securities” and “affiliates” are used in Rule 3-16 of Regulation S-X under the Securities Act);

(5) any property or asset to the extent that the grant or perfection of a Lien under the security documents in such property or asset is prohibited by applicable law or requires any consent of any governmental authority not obtained pursuant to applicable law; provided that such property or asset will be an Excluded Asset only to the extent and for so long as the consequences specified above will result and will cease to be an Excluded Asset and will become subject to the Lien granted under the security documents, immediately and automatically, at such time as such consequences will no longer result;

(6) any intellectual property to the extent that the grant or perfection of a Lien under the security documents will constitute or result in the abandonment, invalidation or rendering unenforceable of any right, title or interest of any grantor therein; provided that such property or asset will be an Excluded Asset only to the extent and for so long as the consequences specified above will result and will cease to be an Excluded Asset and will become subject to the Lien granted under the security documents, immediately and automatically, at such time as such consequences will no longer result;

(7) (i) deposit or securities accounts the balance of which consists exclusively of (a) withheld income taxes and federal, state or local employment taxes in such amounts as are required in the reasonable judgment of the Issuer or any Subsidiary Guarantor to be paid to the Internal Revenue Service or state or local government agencies within the following two months with respect to employees of the Issuer or its Subsidiaries and (b) amounts required to be paid over to an employee benefit plan pursuant to DOL Reg. Sec. 2510.3 102 on behalf of employees of the Issuer or its Subsidiaries, and (ii) all segregated deposit or securities accounts constituting (and the balance of which consists solely of funds set aside in connection with) tax accounts, payroll accounts and trust accounts;

(8) Equity Interests in any joint venture with a third party that is not an Affiliate, to the extent a pledge of such Equity Interests is prohibited by the documents covering such joint venture;

(9) any property owned by a Foreign Subsidiary that is not a Subsidiary Guarantor;

(10) items specified in the Security Agreement as exceptions to the collateral described therein; and

(11) the cash, cash equivalents or other assets subject to Permitted Liens described in clauses (5), (10), (11), (18), (20), (23) (to the extent that the cash, cash equivalents or other assets subject to a Permitted Lien that was refinanced pursuant to clause (23) itself qualified as an Excluded Asset), (26), (27), (28) and (29) of such definition; provided that if and when any such cash, cash equivalents or other assets cease to be subject to a Permitted Lien listed in this clause (11), such property shall be deemed at all times from and after December 21, 2009 to constitute Notes Priority Collateral.

“Excluded Contributions” means net cash proceeds received by the Issuer and its Restricted Subsidiaries as capital contributions after December 21, 2009 or from the issuance or sale (other than to a Restricted Subsidiary) of Equity Interests (other than Disqualified Stock) of the Issuer or a direct or indirect parent of the Issuer, in each case to the extent designated as an Excluded Contribution pursuant to an Officers’ Certificate and not previously included in the calculation set forth in clause (3)(b) of paragraph (A) of “Certain Covenants — Restricted Payments” for purposes of determining whether a Restricted Payment may be made.

“Excluded Subsidiary” means:

(1) any Foreign Subsidiary; and

(2) any Restricted Subsidiary of the Issuer; provided that (a) the total assets of all Restricted Subsidiaries that are Excluded Subsidiaries solely as a result of this clause (2), as reflected on their respective most recent balance sheets prepared in accordance with GAAP, do not in the aggregate at any time exceed $1.0 million and (b) the total revenues of all Restricted Subsidiaries that are Excluded Subsidiaries solely as a result of this clause (2) for the twelvemonth period ending on the last day of the most recent fiscal quarter for which financial statements for the Issuer are available, as reflected on such income statements, do not in the aggregate exceed $5.0 million.

“Existing Indebtedness” means the aggregate principal amount of Indebtedness of the Issuer and its Subsidiaries (other than Indebtedness under the ABL Credit Facility) in existence on December 21, 2009, until such amounts are repaid.

“fair market value” means the price that would be paid in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy. For purposes of determining compliance with the provisions of the indenture described under the caption “— Certain Covenants”, any determination that the fair market value of assets other than cash or Cash Equivalents is equal to or greater than $50.0 million will be made by the Issuer’s or Parent’s Board of Directors and evidenced by a resolution thereof and set forth in an Officers’ Certificate.

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, retires or redeems any Indebtedness or issues, repurchases or redeems preferred stock or Disqualified Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, retirement or redemption of Indebtedness, or such issuance, repurchase or redemption of preferred stock or Disqualified Stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) Investments, acquisitions, dispositions, mergers, consolidations, business restructurings, operational changes and any financing transactions relating to any of the foregoing (collectively, “relevant transactions”), in each case that have been made by the specified Person or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date, shall be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated on a pro forma basis, including Pro Forma Cost Savings; if since the beginning of such period any Person that subsequently becomes a Restricted Subsidiary of the Issuer or was merged with or into the Issuer or any Restricted Subsidiary thereof since the beginning of such period shall have made any relevant transaction that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such relevant transaction had occurred at the beginning of the applicable four-quarter period and Consolidated Cash Flow for such reference period shall be calculated on a pro forma basis, including Pro Forma Cost Savings;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, shall be excluded;

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date; and

(4) consolidated interest expense attributable to interest on any Indebtedness (whether existing or being incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the Calculation Date (taking into account any interest rate option, swap, cap or similar agreement applicable to such Indebtedness if such agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period. Interest on Indebtedness that may optionally be determined at an interest rate based on a factor of a prime or similar rate, a Eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuer may designate. Interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based on the average daily balance of such Indebtedness during the applicable period except as set forth in the first paragraph of this definition.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, to the extent deducted (and not added back) in computing Consolidated Net Income, including, without limitation, (a) amortization of original issue discount, (b) non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP), (c) the interest component of any deferred payment obligations, (d) the interest component of all payments associated with Capital Lease Obligations, (e) imputed interest with respect to Attributable Debt, (f) commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and (g) in each case net of the effect of all payments made or received pursuant to Hedging Obligations, but in each case excluding (v) accretion of accrual of discounted liabilities not constituting Indebtedness, (w) any expense resulting from the discounting of any outstanding Indebtedness in connection with the application of purchase accounting in connection with any acquisition, (x) any Special Interest, (y) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses and (z) any expensing of bridge, commitment or other financing fees; plus

(2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock of such Person or any of its Restricted Subsidiaries, and all cash dividends on any series of preferred stock of any Restricted Subsidiary of such Person, other than dividends on Equity Interests payable solely in Equity Interests of the Issuer (other than Disqualified Stock) or to the Issuer or a Restricted Subsidiary of the Issuer, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, less

(5) interest income for such period, in each case, on a consolidated basis and in accordance with GAAP.

“Foreign Subsidiary” means any Restricted Subsidiary of the Issuer other than a Domestic Subsidiary.

“GAAP” means generally accepted accounting principles in the United States as set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, the opinions and pronouncements of the Public Company Accounting Oversight Board and in the statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time. At any time after December 21, 2009, the Issuer may elect to apply IFRS accounting principles in lieu of GAAP and, upon any such election, references herein to GAAP shall thereafter be construed to mean IFRS (except as otherwise provided in the indenture); provided that any such election, once made, shall be irrevocable; provided further, that any calculation or determination in the indenture that requires the application of GAAP for periods that include fiscal quarters ended prior to the Company’s election to apply IFRS shall remain as previously calculated or determined in accordance with GAAP. The Company shall give notice of any such election made in accordance with this definition to the Trustee and the holders of notes.

“Government Securities” means (1) securities that are direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (2) securities that are obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America.

“Guarantee” means, as to any Person, a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness of another Person.

“Guarantors” means:

(1) Parent;

(2) each direct or indirect Wholly Owned Domestic Subsidiary of the Issuer on December 21, 2009 (other than Excluded Subsidiaries);

(3) any other Restricted Subsidiary of the Issuer that has issued a guarantee with respect to the ABL Credit Facility or any other Indebtedness of the Issuer or any Guarantor; and

(4) any other Restricted Subsidiary of the Issuer that executes a Note Guarantee in accordance with the provisions of the indenture;

and their respective successors and assigns until released from their obligations under their Note Guarantees and the indenture in accordance with the terms of the indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements, interest rate cap agreements, interest rate collar agreements and other agreements or arrangements designed for the purpose of fixing, hedging, mitigating or swapping interest rate risk either generally or under specific contingencies;

(2) foreign exchange contracts, currency swap agreements and other agreements or arrangements designed for the purpose of fixing, hedging, mitigating or swapping foreign currency exchange rate risk either generally or under specific contingencies; and

(3) commodity swap agreements, commodity cap agreements or commodity collar agreements designed for the purpose of fixing, hedging, mitigating or swapping commodity risk either generally or under specific contingencies;

including, in each case, any guarantee obligations in respect thereof.

“holder” means a Person in whose name a note is registered.

“IFRS” means the international accounting standards promulgated by the International Accounting Standards Board and its predecessors, as adopted by the European Union, as in effect from time to time.

“incur” means, with respect to any Indebtedness, to incur, create, issue, assume, guarantee or otherwise become directly or indirectly liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness; provided that (1) any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary of the Issuer will be deemed to be incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary of the Issuer and (2) neither the accrual of interest nor the accretion of original issue discount nor the payment of interest in the form of additional Indebtedness with the same terms and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock (to the extent provided for when the Indebtedness or Disqualified Stock on which such interest or dividend is paid was originally issued) shall be considered an incurrence of Indebtedness; provided that in each case the amount thereof is for all other purposes included in the Fixed Charges of the Issuer or its Restricted Subsidiary as accrued and the amount of any such accretion or payment of interest in the form of additional Indebtedness or additional shares of Disqualified Stock is for all purposes included in the Indebtedness of the Issuer or its Restricted Subsidiary as accreted or paid.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments;

(3) evidenced by letters of credit (or reimbursement agreements in respect thereof), but excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations (other than obligations described in clause (1) or (2) above or clause (4), (5), (6), (7) or (8) below) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the fifth business day following receipt by such Person of a demand for reimbursement;

(4) in respect of banker’s acceptances;

(5) in respect of Capital Lease Obligations and Attributable Debt;

(6) in respect of the balance deferred and unpaid of the purchase price of any property, except (i) any such balance that constitutes an accrued expense or trade payable or similar obligation to a trade creditor and (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP;

(7) representing Hedging Obligations, other than Hedging Obligations that are incurred in the normal course of business and not for speculative purposes, and that do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in interest rates, commodity prices or foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder; or

(8) representing Disqualified Stock valued at the greater of its voluntary or involuntary maximum fixed repurchase price.

In addition, the term “Indebtedness” includes (1) all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person); provided that the amount of such Indebtedness shall be the lesser of (a) the fair market value of such asset at such date of determination and (b) the amount of such Indebtedness, and (2) to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person. For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock, such fair market value shall be determined in good faith by the Board of Directors of the issuer of such Disqualified Stock.

The amount of any Indebtedness outstanding as of any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, and shall be:

(1) the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and

(2) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness;

provided that Indebtedness shall not include:

(i) any liability for foreign, federal, state, local or other taxes,

(ii) performance bonds, bid bonds, appeal bonds, surety bonds and completion guarantees and similar obligations not in connection with money borrowed, in each case provided in the ordinary course of business, including those incurred to secure health, safety and environmental obligations in the ordinary course of business,

(iii) any liability arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such liability is extinguished within five business days of its incurrence,

(iv) any liability owed to any Person in connection with workers’ compensation, health, disability or other employee benefits or property, casualty or liability insurance provided by such Person pursuant to reimbursement or indemnification obligations to such Person, in each case incurred in the ordinary course of business,

(v) any indebtedness existing on December 21, 2009 that has been satisfied and discharged or defeased by legal defeasance,

(vi) agreements providing for indemnification, adjustment of purchase price or earnouts or similar obligations, or Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Issuer or any of its Restricted Subsidiaries pursuant to such agreements, in any case incurred in connection with the disposition or acquisition of any business, assets or Restricted Subsidiary (other than Guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), so long as the principal amount does not exceed the gross proceeds actually received in connection with such transaction, or

(vii) indebtedness under leases that exists solely as a result of the implementation of the proposed revisions to lease accounting standards by the Financial Accounting Standards Board and the International Accounting Standards Board, as described in the discussion paper “Leases: Preliminary Views” dated March 2009.

No Indebtedness of any Person will be deemed to be contractually subordinated in right of payment to any other Indebtedness of such Person solely by virtue of being unsecured or by virtue of being secured on a junior priority basis.

“Insolvency or Liquidation Proceeding” means:

(1) any case commenced by or against the Issuer or any Guarantor under the Bankruptcy Code, or any similar federal or state law for the relief of debtors, any other proceeding for the reorganization, recapitalization or adjustment or marshalling of the assets or liabilities of the Issuer or any Guarantor, any receivership or assignment for the benefit of creditors relating to the Issuer or any Guarantor or any similar case or proceeding relative to the Issuer or any Guarantor or its creditors, as such, in each case whether or not voluntary;

(2) any liquidation, dissolution, marshalling of assets or liabilities or other winding up of or relating to the Issuer or any Guarantor, in each case whether or not voluntary and whether or not involving bankruptcy or insolvency, unless otherwise permitted by the indenture and the security documents;

(3) any proceeding seeking the appointment of a trustee, receiver, liquidator, custodian or other insolvency official with respect to the Issuer or any Guarantor or any of their assets;

(4) any other proceeding of any type or nature in which substantially all claims of creditors of the Issuer or any Guarantor are determined and any payment or distribution is or may be made on account of such claims; or

(5) any analogous procedure or step in any jurisdiction.

“Investment Grade Securities” means:

(1) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof;

(2) debt securities or debt instruments with an investment grade rating (but not including any debt securities or instruments constituting loans or advances among the Issuer and its Subsidiaries);

(3) investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) above which fund may also hold immaterial amounts of cash pending investment or distribution; and

(4) corresponding instruments in countries other than the United States customarily utilized for high quality investments.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the form of loans or other extensions of credit (including Guarantees, but excluding advances to customers or suppliers and trade credit in the ordinary course of business to the extent they are in conformity with GAAP, recorded as accounts receivable, prepaid expenses or deposits on the balance sheet of the

Issuer or its Restricted Subsidiaries and endorsements for collection or deposit arising in the ordinary course of business), advances (excluding commission, payroll, travel and similar advances to officers, directors and employees made in the ordinary course of business, and excluding advances set forth in the preceding parenthetical), capital contributions (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. In no event shall a guarantee of an operating lease of the Issuer or any Restricted Subsidiary be deemed an Investment.

If the Issuer or any Restricted Subsidiary of the Issuer sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Issuer such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Issuer, the Issuer shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Investment in such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments”. The acquisition by the Issuer or any Restricted Subsidiary of the Issuer of a Person that holds an Investment in a third Person shall be deemed to be an Investment by the Issuer or such Restricted Subsidiary in such third Person only if such Investment was made in contemplation of, or in connection with, the acquisition of such Person by the Issuer or such Restricted Subsidiary and the amount of any such Investment shall be determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments”.

“Junior Term Loan Facility” means the $450,000,000 Term Loan Credit Agreement, dated as of May 22, 2008, among Parent, the several lenders from time to time party thereto, Goldman Sachs Credit Partners L.P. and Lehman Brothers Inc., as co-lead arrangers and joint bookrunners, Lehman Brothers Commercial Paper Inc., as administrative agent and collateral agent, and Goldman Sachs Credit Partners L.P., as syndication agent, as amended.

“Legal Holiday” means a Saturday, a Sunday or a day on which banking institutions in The City of New York or at a place of payment are authorized by law, regulation or executive order to remain closed.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including (1) any conditional sale or other title retention agreement, (2) any lease in the nature thereof, (3) any option or other agreement to sell or give a security interest and (4) any filing, authorized by or on behalf of the relevant grantor, of any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Lien Sharing and Priority Confirmation” means:

(1) as to any Series of Priority Lien Debt, the written agreement of the Secured Debt Representative of such Series of Priority Lien Debt, holders of such Series of Priority Lien Debt or as set forth in the indenture, credit agreement or other agreement governing such Series of Priority Lien Debt, for the benefit of all holders of Secured Debt and each then present or future Secured Debt Representative:

(a) that all Priority Lien Obligations will be and are secured equally and ratably by all Priority Liens at any time granted by the Issuer or any Subsidiary Guarantor to secure any Obligations in respect of such Series of Priority Lien Debt, whether or not upon property otherwise constituting Collateral, and that all such Priority Liens will be enforceable by the collateral trustee for the benefit of all holders of Priority Lien Obligations equally and ratably;

(b) that the holders of Obligations in respect of such Series of Priority Lien Debt are bound by the provisions of the collateral trust agreement, including the provisions relating to the ranking of Priority Liens and the order of application of proceeds from enforcement of Priority Liens; and

(c) consenting to the terms of the collateral trust agreement and the intercreditor agreement and the collateral trustee’s performance of, and directing the collateral trustee to perform, its obligations under the collateral trust agreement and the intercreditor agreement;

(2) as to any Series of ABL Debt, the written agreement of the Secured Debt Representative of such Series of ABL Debt, the holders of such Series of ABL Debt or as set forth in the credit agreement, indenture or other agreement governing such Series of ABL Debt, for the benefit of all holders of Secured Debt and each then present future Secured Debt Representative, that the holders of Obligations in respect of such Series of ABL Debt are bound by the provisions of the intercreditor agreement; and

(3) as to any Series of Subordinated Lien Debt, the written agreement of the Secured Debt Representative of such Series of Subordinated Lien Debt, the holders of such Series of Subordinated Lien Debt or as set forth in the indenture, credit agreement or other agreement governing such Series of Subordinated Lien Debt, for the benefit of all holders of Secured Debt and each then present or future Secured Debt Representative:

(a) that all Subordinated Lien Obligations will be and are secured equally and ratably by all Subordinated Liens at any time granted by the Issuer or any Subsidiary Guarantor to secure any Obligations in respect of such Series of Subordinated Lien Debt, whether or not upon property otherwise constituting Collateral for such Series of Subordinated Lien Debt, and that all such Subordinated Liens will be enforceable by the collateral trustee for the benefit of all holders of Subordinated Lien Obligations equally and ratably;

(b) that the holders of Obligations in respect of such Series of Subordinated Lien Debt are bound by the provisions of the collateral trust agreement and the intercreditor agreement, including the provisions relating to the ranking of Subordinated Liens and the order of application of proceeds from the enforcement of Subordinated Liens; and

(c) consenting to the terms of the collateral trust agreement and the intercreditor agreement and the collateral trustee’s performance of, and directing the collateral trustee to perform, its obligations under the collateral trust agreement and the intercreditor agreement.

“Moody’s” means Moody’s Investors Service Inc., and any successor to the rating agency business thereto.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of dividends on preferred stock.

“Net Proceeds” means the aggregate cash proceeds, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not the interest component, thereof) received by the Issuer or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (1) the direct costs relating to such Asset Sale and the sale or other disposition of any non-cash consideration, including, without limitation, legal, accounting and investment banking fees, and brokerage or sales commissions, and any relocation expenses incurred as a result thereof, (2) taxes paid or payable as a result thereof, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, (3) amounts required to be applied to the repayment of Indebtedness or other liabilities, secured by a Lien on the asset or assets that were the subject of such Asset Sale, or required to be paid as a result of such sale, and (4) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP, as well as any other reserve established in accordance with GAAP related to pension and other post-employment benefit liabilities, liabilities related to environmental matters, or any indemnification obligations associated with such transaction; provided that, in the case of a Sale of a Subsidiary Guarantor, any Net Proceeds received in such Sale of a Subsidiary Guarantor in respect of ABL Priority Collateral will constitute Net Proceeds from an Asset Sale other than a Sale of a Subsidiary Guarantor and will not constitute Net Proceeds from an Asset Sale that constitutes a Sale of a Subsidiary Guarantor.

“New York Uniform Commercial Code” means the Uniform Commercial Code as in effect from time to time in the State of New York.

“Non-Core Assets” means the following assets owned by the Issuer and/or its Subsidiaries on the date hereof: (1) 623,521 shares of common stock of PrimeEnergy Corporation; (2) Hansford Street property and building and fixtures related thereto (1352, 1354, 1401 and 1403 Hansford Street, Charleston, WV 25301); and (3) Vacant lot and fixtures related thereto at Hillcrest Drive (835 Hillcrest Drive, Charleston, WV, 25311).

“note documents” means the indenture, the notes and the security documents related to the notes, each as amended or supplemented in accordance with the terms thereof.

“Note Guarantee” means a Guarantee of the notes pursuant to the indenture.

“Notes Priority Collateral” means all of the tangible and intangible properties and assets at any time owned or acquired by the Issuer or any Subsidiary Guarantor, except:

(1) Excluded Assets; and

(2) ABL Priority Collateral.

“Obligations” means any principal, interest, penalties, fees, expenses, indemnifications, reimbursements, damages and other liabilities (including all interest, Special Interest (if any), fees and expenses accruing after the commencement of any Insolvency or Liquidation Proceeding, even if such interest, fees and expenses are not enforceable, allowable or allowed as a claim in such proceeding) under any Secured Debt Documents or ABL Debt Documents, as the case may be.

“Officer” means, with respect to any Person, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the General Counsel, the Secretary, any Executive Vice President, any Senior Vice President, any Vice President or any Assistant Vice President of such Person.

“Officers’ Certificate” means a certificate signed on behalf of the Issuer by an Officer of the Issuer, who must be the principal executive officer, the principal financial officer, the treasurer, the principal accounting officer or the general counsel of the Issuer that meets the requirements of the indenture.

“Opinion of Counsel” means an opinion from legal counsel who is reasonably acceptable to the trustee (who may be counsel to or an employee of the Issuer, any Subsidiary of the Issuer or the trustee) that meets the requirements of the indenture.

“Parent” means McJunkin Red Man Holding Corporation, a Delaware corporation, and its successors.

“Permitted Business” means any business conducted or proposed to be conducted (as described in the offering circular) by the Issuer and its Restricted Subsidiaries on December 21, 2009 and other businesses reasonably related, complementary or ancillary thereto and reasonable expansions or extensions thereof.

“Permitted Holder” means each of the Principals and their Related Parties, PVF Holdings LLC and its members, and members of management of the Issuer or a direct or indirect parent of the Issuer and any group (within the meaning of Section 1 3(d)(3) or Section 1 4(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing are members; provided that in the case of such group and without giving effect to the existence of such group or any other group, such Principals, Related Parties, PVF Holdings LLC and its members and members of management, collectively, have direct or indirect beneficial ownership of more than 50% of the total voting power of the Voting Stock of the Issuer.

“Permitted Investments” means:

(1) any Investment in the Issuer or in a Restricted Subsidiary of the Issuer;

(2) any Investment in cash or Cash Equivalents or Investment Grade Securities;

(3) any Investment by the Issuer or any Restricted Subsidiary of the Issuer in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of the Issuer; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Issuer or a Restricted Subsidiary of the Issuer;

and, in each case, any Investment held by such Person, provided that such Investment was not acquired by such Person in contemplation of such acquisition, merger, consolidation or transfer;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales” or from any other disposition of assets not constituting an Asset Sale;

(5) Investments to the extent acquired in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Issuer or any direct or indirect parent of the Issuer;

(6) Hedging Obligations that are incurred in the normal course of business and not for speculative purposes, and that do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in interest rates, commodity prices or foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

(7) Investments received in satisfaction of judgments or in settlements of debt or compromises of obligations incurred in the ordinary course of business;

(8) loans or advances to employees of the Issuer or any of its Restricted Subsidiaries that are approved by a majority of the disinterested members of the Board of Directors of the Issuer or Parent, in an aggregate principal amount of $5.0 million at any one time outstanding;

(9) Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons; and

(10) other Investments in any Person that is not an Affiliate of the Issuer (other than a Restricted Subsidiary or any Person that is an Affiliate of the Issuer solely because the Issuer, directly or indirectly, own Equity Interests in or controls such Person) having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (10) since December 21, 2009, not to exceed the greater of (1) $75.0 million and (2) 2.5% of the Issuer’s Consolidated Total Assets at the time of such Investment;

(11) any Investment existing on December 21, 2009;

(12) any Investment acquired by the Issuer or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by the Issuer or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (b) as a result of a foreclosure by the Issuer or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(13) guarantees of Indebtedness of the Issuer or any Restricted Subsidiary which Indebtedness is permitted under the covenant described in “Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(14) any transaction which constitutes an Investment to the extent permitted and made in accordance with the provisions of the covenant described under “— Certain Covenants — Transactions With Affiliates”;

(15) Investments consisting of purchases and acquisitions of inventory, supplies, material or equipment;

(16) Investments (including debt obligations and Equity Interests) received in connection with the bankruptcy or reorganization of suppliers and customers or in settlement of delinquent obligations of, or other disputes with, customers and suppliers arising in the ordinary course of business; and

(17) Investments in Unrestricted Subsidiaries and joint ventures of the Issuer or any of its Restricted Subsidiaries in an aggregate amount not to exceed $75.0 million.

“Permitted Liens” means:

(1) Liens on ABL Priority Collateral securing (a) ABL Debt in an aggregate principal amount (as of the date of incurrence of any ABL Debt and after giving pro forma effect to the application of the net proceeds therefrom and with letters of credit issued under the ABL Credit Facility being deemed to have a principal amount equal to the face amount thereof), not exceeding the ABL Lien Cap, and (b) all other ABL Debt Obligations;

(2) Priority Liens securing (a) Priority Lien Debt in an aggregate principal amount (as of the date of incurrence of any Priority Lien Debt and after giving pro forma effect to the application of the net proceeds therefrom and with letters of credit issued under any Priority Lien Documents being deemed to have a principal amount equal to the face amount thereof), not exceeding the Priority Lien Cap, and (b) all other Priority Lien Obligations;

(3) Subordinated Liens securing (a) Subordinated Lien Debt in an aggregate principal amount (as of the date of incurrence of any Subordinated Lien Debt and after giving pro forma effect to the application of the net proceeds therefrom), not exceeding the Subordinated Lien Cap and (b) all other Subordinated Lien Obligations, which Liens are made junior to the Priority Lien Obligations (and, with respect to ABL Priority Collateral, to ABL Lien Obligations) pursuant to the collateral trust agreement and the intercreditor agreement;

(4) Liens in favor of the Issuer or any Restricted Subsidiary;

(5) Liens on property or Capital Stock of a Person existing at the time such Person is acquired by, merged with or into or consolidated, combined or amalgamated with the Issuer or any Restricted Subsidiary of the Issuer; provided that such Liens were in existence prior to, and were not incurred in connection with or in contemplation of, such merger, acquisition, consolidation, combination or amalgamation and do not extend to any assets other than those of the Person acquired by or merged into or consolidated, combined or amalgamated with the Issuer or the Restricted Subsidiary;

(6) Liens on property existing at the time of acquisition thereof by the Issuer or any Restricted Subsidiary of the Issuer; provided that such Liens were in existence prior to, and were not incurred in connection with or in contemplation of, such acquisition and do not extend to any property other than the property so acquired by the Issuer or the Restricted Subsidiary;

(7) Liens existing on December 21, 2009, other than liens to secure the notes issued on December 21, 2009 or to secure Obligations under the ABL Credit Facility outstanding on such date;

(8) Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture (other than ABL Debt, Priority Lien Debt or Subordinated Lien Debt); provided that (a) the new Lien shall be limited to all or part of the same property and assets that secured the original Lien, and (b) the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (i) the outstanding principal amount or, if greater, committed amount of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged with such Permitted Refinancing Indebtedness, and (ii) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

(9) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by the provision described in clause (4) of the second paragraph of the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that any such Lien (i) covers only the assets acquired, constructed or improved with such Indebtedness and (ii) is created within 180 days of such acquisition, construction or improvement;

(10) Liens incurred or pledges or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security and employee health and disability benefits;

(11) Liens to secure the performance of bids, tenders, completion guarantees, public or statutory obligations, surety or appeal bonds, bid leases, performance bonds, reimbursement obligations under letters of credit that do not constitute Indebtedness or other obligations of a like nature, and deposits as security for contested taxes or for the payment of rent, in each case incurred in the ordinary course of business;

(12) Liens for taxes, assessments or governmental charges or claims that are not yet overdue by more than 30 days or that are payable or subject to penalties for nonpayment or that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted; provided that any reserve or other appropriate provision required under GAAP has been made therefor;

(13) Carriers’, warehousemen’s, landlords’, mechanics’, suppliers’, materialmen’s and repairmen’s and similar Liens, or Liens in favor of customs or revenue authorities or freight forwarders or handlers to secure payment of custom duties, in each case (whether imposed by law or agreement) incurred in the ordinary course of business;

(14) licenses, entitlements, servitudes, easements, rights-of-way, restrictions, reservations, covenants, conditions, utility agreements, rights of others to use sewers, electric lines and telegraph and telephone lines, minor imperfections of title, minor survey defects, minor encumbrances or other similar restrictions on the use of any real property, including zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business, that were not incurred in connection with Indebtedness and do not, in the aggregate, materially diminish the value of said properties or materially interfere with their use in the operation of the business of the Issuer or any of its Restricted Subsidiaries;

(15) leases, subleases, licenses, sublicenses or other occupancy agreements granted to others in the ordinary course of business which do not secure any Indebtedness and which do not materially interfere with the ordinary course of business of the Issuer or any of its Restricted Subsidiaries;

(16) with respect to any leasehold interest where the Issuer or any Restricted Subsidiary of the Issuer is a lessee, tenant, subtenant or other occupant, mortgages, obligations, liens and other encumbrances incurred, created, assumed or permitted to exist and arising by, through or under a landlord or sublandlord of such leased real property encumbering such landlord’s or sublandlord’s interest in such leased real property;

(17) Liens arising from Uniform Commercial Code financing statement filings regarding precautionary filings, consignment arrangements or operating leases entered into by the Issuer or any of its Restricted Subsidiaries granted in the ordinary course of business;

(18) Liens (i) of a collection bank arising under Section 4-210 of the New York Uniform Commercial Code on items in the course of collection, (ii) in favor of banking institutions arising as a matter of law encumbering deposits (including the right of set-off) within general parameters customary in the banking industry or (iii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business;

(19) Liens securing judgments for the payment of money not constituting an Event of Default under the indenture pursuant to clause (6) under “Events of Default and Remedies”, so long as such Liens are adequately bonded;

(20) deposits made in the ordinary course of business to secure liability to insurance carriers;

(21) Liens arising out of conditional sale, title retention, consignment or similar arrangements, or that are contractual rights of set-off, relating to the sale or purchase of goods entered into by the Issuer or any of its Restricted Subsidiaries in the ordinary course of business;

(22) any encumbrance or restriction (including put and call arrangements) with respect to Capital Stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement permitted under the indenture;

(23) any extension, renewal or replacement, in whole or in part of any Lien described in clauses (5), (6), (7), (9), (13) through (16), (18), (19) and (22) through (29) of this definition of “Permitted Liens”; provided that any such extension, renewal or replacement is no more restrictive in any material respect than any Lien so extended, renewed or replaced and does not extend to any additional property or assets;

(24) Liens on cash or Cash Equivalents securing Hedging Obligations incurred by the Company or any Subsidiary Guarantor in the normal course of business and not for speculative purposes;

(25) Liens other than any of the foregoing incurred by the Issuer or any Restricted Subsidiary of the Issuer with respect to Indebtedness or other obligations that do not, in the aggregate, exceed $50.0 million at any one time outstanding;

(26) Liens on Capital Stock issued by, or any property or assets of, any Foreign Subsidiary securing Indebtedness incurred by a Foreign Subsidiary in compliance with the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(27) Liens deemed to exist in connection with Investments in repurchase agreements permitted under “Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”, provided that such Liens do not extend to any assets other than those that are the subject of such repurchase agreement;

(28) Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes; and

(29) Liens solely on any cash earnest money deposits made by the Issuer or any of its Restricted Subsidiaries in connection with any letter of intent or purchase agreement not prohibited by the indenture.

“Permitted Prior Liens” means:

(1) Liens described in clauses (1), (5), (6), (7), (8) (to the extent the Lien refinanced pursuant to clause (8) itself qualified as a Permitted Prior Lien), (9), (10), (11), (13), (18), (19), (20), (21), (22), (23) (to the extent the Lien refinanced pursuant to clause (23) itself qualified as a Permitted Prior Lien), (24), (25), (26), (27), (28) and (29) of the definition of “Permitted Liens”; and

(2) Permitted Liens that arise by operation of law and are not voluntarily granted, to the extent entitled by law to priority over the Liens created by the security documents.

“Permitted Refinancing Indebtedness” means:

(A) any Indebtedness of the Issuer or any of its Restricted Subsidiaries (other than Disqualified Stock) issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Issuer or any of its Restricted Subsidiaries (other than Disqualified Stock and intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest thereon and the amount of any reasonably determined premium necessary to accomplish such refinancing and such reasonable fees and expenses incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is contractually subordinated in right of payment to the notes or the Note Guarantees, such Permitted Refinancing Indebtedness is contractually subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(4) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is pari passu in right of payment with the notes or any Note Guarantees, such Permitted Refinancing Indebtedness is par! passu in right of payment with, or subordinated in right of payment to, the notes or such Note Guarantees; and

(5) such Indebtedness is incurred either (a) by the Issuer or any Subsidiary Guarantor or (b) the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(B) any Disqualified Stock of the Issuer or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace or refund other Disqualified Stock of the Issuer or any of its Restricted Subsidiaries (other than Disqualified Stock held by the Issuer or any of its Restricted Subsidiaries); provided that:

(1) the liquidation or face value of such Permitted Refinancing Indebtedness does not exceed the liquidation or face value of the Disqualified Stock so extended, refinanced, renewed, replaced or refunded (plus all accrued dividends thereon and the amount of any reasonably determined premium necessary to accomplish such refinancing and such reasonable fees and expenses incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final redemption date later than the final redemption date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Disqualified Stock being extended, refinanced, renewed, replaced or refunded;

(3) such Permitted Refinancing Indebtedness has a final redemption date later than the final maturity date of, and is contractually subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Disqualified Stock being extended, refinanced, renewed, replaced or refunded;

(4) such Permitted Refinancing Indebtedness is not redeemable at the option of the holder thereof or mandatorily redeemable prior to the final maturity of the Disqualified Stock being extended, refinanced, renewed, replaced or refunded; and

(5) such Disqualified Stock is issued either (a) by the Issuer or any Subsidiary Guarantor or (b) by the Restricted Subsidiary that is the issuer of the Disqualified Stock being extended, refinanced, renewed, replaced or refunded.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“preferred stock” means, with respect to any Person, any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions upon liquidation.

“Principals” means The Goldman Sachs Group, Inc., a Delaware corporation, Goldman, Sachs & Co., a New York limited partnership, GS Capital Partners V Fund, L.P., a Delaware limited partnership, and GS Capital Partners VI Fund, L.P., a Delaware limited partnership.

“Priority Lien” means a Lien granted by a security document to the collateral trustee, at any time, upon any property of the Issuer or any Guarantor to secure Priority Lien Obligations.

“Priority Lien Cap” means, as of any date of determination, the amount of Priority Lien Debt that may be incurred by the Issuer or any of the Subsidiary Guarantors such that, after giving pro forma effect to such incurrence and the application of the net proceeds therefrom, the Priority Lien Debt Ratio would not exceed (i) 3.75 to 1.0 at any time after the Company’s financial results for the fiscal quarter ended March 31, 2010 would be included in the calculation of the Priority Lien Debt Ratio and (ii) 3.00 to 1.0 at any time prior thereto.

“Priority Lien Debt” means:

(1) the original first lien notes together with the related Note Guarantees of the Subsidiary Guarantors (and exchange notes and exchange guarantees issued in lieu thereof);

(2) the additional first lien notes together with the related Note Guarantees of the Subsidiary Guarantors (and exchange notes and exchange guarantees issued in lieu thereof) and any additional notes issued under any indenture or other Indebtedness (including letters of credit and reimbursement obligations with respect thereto) of the Issuer that is secured equally and ratably with the notes by a Priority Lien that was permitted to be incurred and so secured under each applicable Secured Debt Document, and guarantees (including Note

Guarantees) thereof by any of the Guarantors; provided, in the case of any additional notes, guarantees or other Indebtedness referred to in this clause (2), that:

(a) on or before the date on which such additional notes are issued or Indebtedness is incurred by the Issuer or guarantees incurred by such Subsidiary Guarantor, such additional notes, guarantees or other Indebtedness, as applicable, is designated by the Issuer, in an Officers’ Certificate delivered to the collateral trustee, as “Priority Lien Debt” for the purposes of the Secured Debt Documents; provided that no Series of Secured Debt may be designated as both Subordinated Lien Debt and Priority Lien Debt and no Series of Secured Debt may be designated as both ABL Debt and Priority Lien Debt;

(b) such additional notes, guarantees or other Indebtedness is governed by an indenture or a credit agreement, as applicable, or other agreement that includes a Lien Sharing and Priority Confirmation and meets the requirements described in “Provisions of the Indenture Relating to Security — Equal and Ratable Sharing of Collateral by Holders of Priority Lien Debt”; and

(c) all requirements set forth in the collateral trust agreement as to the confirmation, grant or perfection of the collateral trustee’s Lien to secure such additional notes, guarantees or other Indebtedness or Obligations in respect thereof are satisfied (and the satisfaction of such requirements and the other provisions of this clause (c) will be conclusively established if the Issuer delivers to the collateral trustee an Officers’ Certificate stating that such requirements and other provisions have been satisfied and that such notes, guarantees or other Indebtedness is “Priority Lien Debt”); and

(3) Hedging Obligations of the Issuer or any Subsidiary Guarantor incurred in accordance with the terms of the Secured Debt Documents; provided that:

(a) on or before or within thirty (30) days after the date on which such Hedging Obligations are incurred by the Issuer or Subsidiary Guarantor (or on or within thirty (30) days after December 21, 2009 for Hedging Obligations in existence on such date), such Hedging Obligations are designated by the Issuer or Subsidiary Guarantor, as applicable, in an Officers’ Certificate delivered to the collateral trustee, as “Priority Lien Debt” for the purposes of the Secured Debt Documents; provided that no Hedging Obligation may be designated as both Priority Lien Debt and Subordinated Lien Debt;

(b) the counterparty in respect of such Hedging Obligations, in its capacity as a holder or beneficiary of such Priority Lien, executes and delivers a joinder to the collateral trust agreement in accordance with the terms thereof or otherwise becomes subject to the terms of the collateral trust agreement; and

(c) all other requirements set forth in the collateral trust agreement have been complied with (and the satisfaction of such requirements will be conclusively established if the Issuer delivers to the collateral trustee an Officers’ Certificate stating that such requirements and other provisions have been satisfied and that such Hedging Obligations are “Priority Lien Debt”).

“Priority Lien Debt Ratio” means, as of any date of determination, the ratio of Priority Lien Debt of the Issuer and its Restricted Subsidiaries as of that date to the Issuer’s Consolidated Cash Flow for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of determination, with such adjustments to the amount of Priority Lien Debt and Consolidated Cash Flow as are consistent with the adjustment provisions set forth in the definition of “Fixed Charge Coverage Ratio”. For purposes of this calculation, the amount of Priority Lien Debt outstanding as of any date of determination shall not include any Priority Lien Debt that consists solely of Hedging Obligations that are incurred in the normal course of business and not for speculative purposes.

“Priority Lien Documents” means the indenture and any additional indenture, credit facility or other agreement pursuant to which any Priority Lien Debt is incurred and the security documents related thereto (other than any security documents that do not secure Priority Lien Obligations), as each may be amended, supplemented or otherwise modified.

“Priority Lien Obligations” means Priority Lien Debt and all other Obligations in respect thereof.

“Priority Lien Representative” means (1) the collateral trustee, in the case of the notes, or (2) in the case of any other Series of Priority Lien Debt, the trustee, agent or representative of the holders of such Series of Priority Lien Debt who is appointed as a representative of such Series of Priority Lien Debt (for purposes related to the administration of the security documents) pursuant to the indenture, credit agreement or other agreement governing such Series of Priority Lien Debt.

“Pro Forma Cost Savings” means, with respect to any period, the reduction in net costs and related adjustments that (1) are directly attributable to an acquisition that occurred during the four- quarter period or after the end of the four-quarter period and on or prior to the Calculation Date and calculated on a basis that is consistent with Regulation S-X under the Securities Act as in effect and applied as of December 21, 2009, (2) were actually implemented with respect to any acquisition within 12 months after the date of the acquisition and prior to the Calculation Date that are supportable and quantifiable by underlying accounting records or (3) the Issuer reasonably determines are probable based upon specifically identifiable actions taken or to be taken within 12 months of the date of determination and, in the case of each of (1), (2) and (3), are described, as provided below, in an Officers’ Certificate, as if all such reductions in costs had been effected as of the beginning of such period. Pro Forma Cost Savings described above shall be established by a certificate delivered to the trustee from the Issuer’s Chief Financial Officer that outlines the specific actions taken or to be taken and the net cost savings achieved or to be achieved from each such action and, in the case of clause (3) above, that states such savings have been determined to be probable.

“Qualified Equity Offering” means (1) any public or private placement of Capital Stock (other than Disqualified Stock) of the Issuer, Parent or any other direct or indirect parent of the Issuer (other than Capital Stock sold to the Issuer or a Subsidiary of the Issuer); provided that if such public offering or private placement is of Capital Stock of Parent or any other direct or indirect parent of the Issuer, the term “Qualified Equity Offering” shall refer to the portion of the net cash proceeds therefrom that has been contributed to the equity capital of the Issuer or (2) the contribution of cash to the Issuer as an equity capital contribution.

“Rating Agency” means each of (1) S&P, (2) Moody’s and (3) if either S&P or Moody’s no longer provide ratings, any other ratings agency which is nationally recognized for rating debt securities.

“Related Party” means (1) any investment fund under common control or management with The Goldman Sachs Group, Inc., (2) any controlling stockholder, general partner or member of The Goldman Sachs Group, Inc. and (3) any trust, corporation, limited liability company or other entity, the beneficiaries, stockholders, members, general partners or Persons Beneficially Owning an 80% or more interest of which consist of The Goldman Sachs Group, Inc. and/or the Persons referred to in the immediately preceding clauses (1) and (2). Notwithstanding the foregoing, the term “Related Party” shall not include any operating company which would be deemed a “Related Party” solely by virtue of ownership by The Goldman Sachs Group, Inc. and/or the Persons referred to in the immediately preceding clauses (1) and (2).

“Replacement Assets” means (1) tangible assets that will be used or useful in a Permitted Business or (2) substantially all the assets of a Permitted Business or a majority of the Voting Stock of any Person engaged in a Permitted Business that will become on the date of acquisition thereof a Restricted Subsidiary.

“Required Priority Lien Debtholders” means, at any time, the holders of a majority in aggregate principal amount of all Priority Lien Debt then outstanding, calculated in accordance with the provisions described in “— The Collateral Trust Agreement — Voting”. For purposes of this definition, Priority Lien Debt registered in the name of, or beneficially owned by, any issuer thereof, any guarantor thereof or any Affiliate of any issuer or any guarantor thereof will be deemed not to be outstanding.

“Required Subordinated Lien Debtholders” means, at any time, the holders of a majority in aggregate principal amount of all Subordinated Lien Debt then outstanding, calculated in accordance with the provisions described in “— The Collateral Trust Agreement — Voting”. For purposes of this definition, Subordinated Lien Debt registered in the name of, or beneficially owned by, any issuer thereof, any guarantor thereof or any Affiliate of any issuer or any guarantor thereof will be deemed not to be outstanding.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and any successor to the rating agency business thereto.

“Sale and Leaseback Transaction” means, with respect to any Person, any transaction involving any of the assets or properties of such Person whether now owned or hereafter acquired, whereby such Person sells or transfers such assets or properties and then or thereafter leases such assets or properties or any part thereof.

“Sale of a Subsidiary Guarantor” means (1) any Asset Sale to the extent involving a sale, lease, conveyance or other disposition of a majority of the Capital Stock of a Subsidiary Guarantor or (2) the issuance of Equity Interests by a Subsidiary Guarantor, other than (a) an issuance of Equity Interests by a Subsidiary Guarantor to the Issuer or another Subsidiary Guarantor and (b) an issuance of directors’ qualifying shares.

“Sale of Notes Priority Collateral” means any Asset Sale to the extent involving a sale, lease, conveyance or other disposition of Notes Priority Collateral.

“Secured Debt” means Priority Lien Debt and Subordinated Lien Debt.

“Secured Debt Documents” means the Priority Lien Documents and the Subordinated Lien Documents.

“Secured Debt Representative” means each Priority Lien Representative and Subordinated Lien Representative.

“Secured Obligations” means Priority Lien Obligations and Subordinated Lien Obligations.

“Security Agreement” means the Security Agreement dated as of December 21, 2009, by and among the issuer, the Subsidiary Guarantors and the collateral trustee, as amended or supplemented from time to time in accordance with its terms.

“security documents” means the collateral trust agreement, the intercreditor agreement, each Lien Sharing and Priority Confirmation, and all security agreements, pledge agreements, collateral assignments, collateral agency agreements, debentures, control agreements or other grants or transfers for security executed and delivered by the Issuer or any Guarantor creating (or purporting to create) a Lien upon Collateral in favor of the collateral trustee, in each case, as amended, modified, renewed, restated or replaced, in whole or in part, from time to time, in accordance with its terms and the provisions described above under the caption “— The Collateral Trust Agreement — Amendment of Security Documents”.

“Series of ABL Debt” means, severally, the ABL Credit Facility and any Credit Facility and other Indebtedness or Hedging Obligations that constitutes ABL Debt Obligations.

“Series of Priority Lien Debt” means, severally, the notes and any additional notes, any Credit Facility (other than the ABL Credit Facility) and other Indebtedness or Hedging Obligations that constitutes Priority Lien Debt.

“Series of Secured Debt” means each Series of Subordinated Lien Debt and each Series of Priority Lien Debt.

“Series of Subordinated Lien Debt” means, severally, each issue or series of Subordinated Lien Debt for which a single transfer register is maintained.

“Shelf Registration Statement” has the meaning set forth in the exchange and registration rights agreements.

“Significant Subsidiary” means any Restricted Subsidiary that would constitute a “significant subsidiary” within the meaning of Article 1 of Regulation S-X under the Securities Act.

“Special Interest” means all special interest then owing pursuant to the exchange and registration rights agreements.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subordinated Lien” means a Lien granted by a security document to the collateral trustee, at any time, upon any Collateral of the Issuer or any Subsidiary Guarantor to secure Subordinated Lien Obligations.

“Subordinated Lien Cap” means, as of any date of determination, the amount of Subordinated Lien Debt that may be incurred by the Issuer or any Subsidiary Guarantor such that, after giving pro forma effect to such incurrence and the application of the net proceeds therefrom the Subordinated Lien Debt Ratio would not exceed 4.0 to 1.0.

“Subordinated Lien Debt” means

(1) any Indebtedness (including letters of credit and reimbursement obligations with respect thereto) of the Issuer or any Subsidiary Guarantor that is secured on a subordinated basis to the Priority Lien Debt by a Subordinated Lien that was permitted to be incurred and so secured under each applicable Secured Debt Document; provided that:

(a) on or before the date on which such Indebtedness is incurred by the Issuer or such Subsidiary Guarantor, such Indebtedness is designated by the Issuer or Subsidiary Guarantor, as applicable, in an Officers’ Certificate delivered to the collateral trustee, as “Subordinated Lien Debt” for the purposes of the indenture and the collateral trust agreement; provided that no Series of Secured Debt may be designated as both Subordinated Lien Debt and Priority Lien Debt;

(b) such Indebtedness is governed by an indenture, credit agreement or other agreement that includes a Lien Sharing and Priority Confirmation and meets the requirements described in “Provisions of the Indenture Relating to Security — Ranking of Subordinated Liens”; and

(c) all requirements set forth in the collateral trust agreement as to the confirmation, grant or perfection of the collateral trustee’s Liens to secure such Indebtedness or Obligations in respect thereof are satisfied (and the satisfaction of such requirements and the other provisions of this clause (1) will be conclusively established if the Issuer delivers to the collateral trustee an Officers’ Certificate stating that such requirements and other provisions have been satisfied and that such Indebtedness is “Subordinated Lien Debt”); and

(2) Hedging Obligations of the Issuer or any Subsidiary Guarantor incurred in accordance with the terms of the Secured Debt Documents; provided that:

(a) on or before or within thirty (30) days after the date on which such Hedging Obligations are incurred by the Issuer or Subsidiary Guarantor (or on or within thirty (30) days after December 21, 2009 for Hedging Obligations in existence on such date), such Hedging Obligations are designated by the Issuer or Subsidiary Guarantor, as applicable, in an Officers’ Certificate delivered to the collateral trustee, as “Subordinated Lien Debt” for the purposes of the Secured Debt Documents; provided that no Hedging Obligation may be designated as both Subordinated Lien Debt and Priority Lien Debt;

(b) the counterparty in respect of such Hedging Obligations, in its capacity as a holder or beneficiary of such Subordinated Lien, executes and delivers a joinder to the collateral trust agreement in accordance with the terms thereof or otherwise becomes subject to the terms of the collateral trust agreement; and

(c) all other requirements set forth in the collateral trust agreement have been complied with (and the satisfaction of such requirements will be conclusively established if the Issuer delivers to the collateral trustee an Officers’ Certificate stating that such requirements and other provisions have been satisfied and that such Hedging Obligations are “Subordinated Lien Debt”).

“Subordinated Lien Debt Ratio” means, as of any date of determination, the ratio of (1) Priority Lien Debt, plus (2) Subordinated Lien Debt of the Issuer and its Restricted Subsidiaries as of that date to the Issuer’s Consolidated Cash Flow for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of determination, with such adjustments to the amount of Priority Lien Debt, the amount of Subordinated Lien Debt and Consolidated Cash Flow as are consistent with the adjustment provisions set forth in the definition of “Fixed Charge Coverage Ratio”. For purposes of this calculation, the amount of Priority Lien Debt and/or Subordinated Lien Debt outstanding as of any date of determination shall not include any Priority Lien Debt or Subordinated Lien Debt that consists solely of Hedging Obligations that are incurred in the normal course of business and not for speculative purposes.

“Subordinated Lien Documents” means, collectively, any indenture, credit agreement or other agreement governing each Series of Subordinated Lien Debt and the security documents related thereto (other than any security documents that do not secure Subordinated Lien Obligations), in each case as such documents may be amended, restated, modified or supplemented from time to time in accordance with their terms.

“Subordinated Lien Obligations” means Subordinated Lien Debt and all other Obligations in respect thereof.

“Subordinated Lien Representative” means, in the case of any future Series of Subordinated Lien Debt, the trustee, agent or representative of the holders of such Series of Subordinated Lien Debt (1) is appointed as a Subordinated Lien Representative (for purposes related to the administration of the security documents) pursuant to the indenture, credit agreement or other agreement governing such Series of Subordinated Lien Debt, together with its successors in such capacity, and (2) has become a party to the collateral trust agreement by executing a joinder in the form required under the collateral trust agreement.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a subsidiary of such Person or (b) the only general partners of which are such Person or one or more subsidiaries of such Person (or any combination thereof).

“Subsidiary Guarantor” means a Guarantor that is a Restricted Subsidiary of the Issuer.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to December 15, 2012; provided, however, that if the period from the redemption date to December 15, 2012, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Uniform Commercial Code” means the Uniform Commercial Code as in effect from time to time in any applicable jurisdiction.

“Unrestricted Subsidiary” means any Subsidiary of the Issuer that is designated as an Unrestricted Subsidiary pursuant to a resolution of the Issuer’s or Parent’s Board of Directors in compliance with the covenant described under the caption “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries”, and any Subsidiary of such Subsidiary.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness or Disqualified Stock at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal or liquidation or face value, including payment at final maturity or redemption, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal or liquidation or face value amount of such Indebtedness or Disqualified Stock.

“Wholly Owned Domestic Subsidiary” of any specified Person means a Domestic Subsidiary of such Person all of the outstanding Capital Stock or other ownership interest of which shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person.

“Wholly Owned Restricted Subsidiary” of any specified Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares or Investments by foreign nationals mandated by applicable law) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS

The following summary describes the material United States federal income tax consequences and, in the case of a Non-U.S. Holder (as defined below), the material United States federal estate tax consequences, of purchasing, owning and disposing of the notes. This summary applies to you only if you are a beneficial owner of a note and you hold your note as a capital asset within the meaning of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”) (generally, investment property).

This summary does not discuss considerations or consequences relevant to persons subject to special provisions of United States federal tax law, such as:

•	dealers in securities or currencies;

•	traders in securities;

•	U.S. Holders (as defined below) whose functional currency is not the United States dollar;

•	persons holding notes as part of a conversion, constructive sale, wash sale or other integrated transaction or a hedge, straddle or synthetic security;

•	persons subject to the alternative minimum tax;

•	certain United States expatriates;

•	financial institutions;

•	insurance companies;

•	controlled foreign corporations and passive foreign investment companies, and shareholders of such corporations;

•	regulated investment companies;

•	real estate investment trusts;

•	entities that are tax-exempt for United States federal income tax purposes and retirement plans, individual retirement accounts and tax-deferred accounts; and

•	pass-through entities, including partnerships and entities and arrangements classified as partnerships for United States federal tax purposes, and beneficial owners of pass-through entities.

If a partnership or an entity or arrangement classified as a partnership for United States federal tax purposes holds notes, the United States federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. If you are a partnership (or an entity or arrangement classified as a partnership for United States federal tax purposes) or a partner in a partnership, you should consult your own tax advisor regarding the United States federal income and estate tax consequences of purchasing, owning and disposing of notes.

This summary does not discuss all of the aspects of United States federal income and estate taxation that may be relevant to you in light of your particular investment or other circumstances. In addition, this summary does not discuss any United States state or local or non-U.S. income or other tax consequences, nor does it discuss the recently enacted Medicare tax on certain investment income. This summary is based on United States federal income and estate tax law, including the provisions of the Internal Revenue Code, Treasury regulations, administrative rulings and judicial authority, all as in effect or in existence as of the date of this prospectus. Subsequent developments in United States federal income and estate tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the United States federal income and estate tax consequences of purchasing, owning and disposing of notes. Before you purchase notes, you should consult your own tax advisor regarding the particular United States federal, state and local and non-U.S. income and other tax consequences of purchasing, owning and disposing of notes.

Qualified Reopening

We issued $1,000,000,000 and $50,000,000 aggregate principal amount of our 9.50% senior secured notes due December 15, 2016 on December 21, 2009 and February 11, 2010, respectively. We have taken the position that the issuance of notes on February 11, 2010 (the “February notes”) constituted a “qualified reopening” of our 9.50% senior secured notes due December 15, 2016 for United States federal income tax purposes. Accordingly, we have treated all of the February notes as having the same issue price as the notes issued on December 21, 2009 (the “December notes”) and therefore as having been issued with the same amount of original issue discount (“OID”) as the December notes for United States federal income tax purposes. However, the application of the qualified reopening rules is not entirely clear, and it is possible that the February notes could be treated as a separate issue from the December notes, with an issue price determined by the first price at which a substantial amount of the February notes was sold (other than to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers). In that event, the February notes would have been issued with OID in an amount different from the amount of OID on the December notes, the February notes would not have been fungible with the December notes for United States federal income tax purposes and the notes received in exchange for the February notes would not be fungible with the notes received in exchange for the December notes for United States federal income tax purposes. The remainder of this summary assumes that the issuance of the February notes constituted a qualified reopening of our 9.50% senior secured notes due December 15, 2016 for United States federal income tax purposes.

U.S. Holders

The following summary applies to you only if you are a “U.S. Holder”. As used in this summary, the term U.S. Holder means a beneficial owner of a note or for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity classified as a corporation) created or organized in or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of the source of such income; or

•	a trust, if (1) a United States court is able to exercise primary supervision over the trust’s administration and one or more “United States persons” (within the meaning of the Internal Revenue Code) has the authority to control all of the trust’s substantial decisions, or (2) the trust has a valid election in effect under applicable Treasury regulations to be treated as a “United States person”.

Stated Interest and Original Issue Discount

Stated interest on your notes will be taxable to you as ordinary interest income at the time it is paid or accrued in accordance with your usual method of accounting for United States federal income tax purposes.

The notes were issued with OID for United States federal income tax purposes. Generally, a debt instrument is issued with OID if the excess of the stated redemption price at maturity of the debt instrument (which, in the case of the notes, equals the stated principal amount) over its issue price is equal to or greater than a de minimis amount (generally 1/4 of 1 percent of the debt instrument’s stated redemption price at maturity multiplied by the number of complete years from its issue date to its maturity date).

You will be required to include OID in gross income, as ordinary income, as the OID accrues on a constant yield basis, in advance of the receipt of the cash payment attributable to the OID, regardless of your usual method of accounting for United States federal income tax purposes. The amount of OID that you must include in gross income for each taxable year is the sum of the daily portions of OID that accrue on your notes for each day of the taxable year during which you hold the notes. The daily portion of OID is determined by allocating to each day of an accrual period (generally, the period between interest payment dates or compounding dates), other than an initial short accrual period or the final accrual period, a pro rata portion of the OID allocable to such accrual period. The amount of OID allocable to an accrual period is the product of the “adjusted issue price” of the notes at the beginning of the accrual period multiplied by the yield to maturity of the notes (determined on the basis of compounding at the close of each accrual period and appropriately adjusted to reflect the length of the accrual period), reduced by the amount of any stated interest allocable to such accrual period. The “adjusted issue price” of the notes at the beginning of an accrual period generally will equal their issue price, increased by the aggregate amount of OID that has accrued on the notes in all prior accrual periods and decreased by the amount of any payments other than of stated interest. The “yield to maturity” is the discount rate that, when applied to all principal and interest payments under the notes, produces a present value equal to the issue price. As explained above, we have treated all of the notes (that is, the December notes and the February notes as well as the notes received in exchange for the December notes and the February notes) as having the same amount of OID for United States federal income tax purposes. The amount of OID included in your gross income will increase your adjusted tax basis in the notes. Under these rules, you will have to include increasingly greater amounts of OID in successive accrual periods. You should consult your own tax advisor concerning the consequences of, and accrual of, OID on the notes.

Market Discount

If you purchase a note for an amount that is less than its adjusted issue price as of the date of the purchase, the excess of the adjusted issue price over your purchase price will be treated as market discount. However, the market discount will be considered to be zero if it is less than 1/4 of 1 percent of the principal amount of the note multiplied by the number of complete years to maturity from the date you purchase the note.

Under the market discount rules of the Internal Revenue Code, if you purchase a note with market discount, you will generally be required to include any gain realized on the sale, exchange, retirement, redemption or other disposition of the note as ordinary income (generally treated as interest income) to the extent of the market discount which accrued but was not previously included in your gross income. In addition, you may be required to defer, until the maturity of the note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry the note. In general, market discount will be considered to accrue ratably during the period from the date of the purchase of the note to the maturity date of the note, unless you make an irrevocable election (on an instrument-by-instrument basis) to accrue market discount under a constant yield method. However, you may elect to include market discount in income currently as it accrues (under either a ratable or constant yield method), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the note and the deferral of interest deductions will not apply. Your election to include market discount in income currently, once made, applies to all market discount obligations acquired by you on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the Internal Revenue Service.

Acquisition Premium

If you purchase a note for an amount that exceeds the note’s adjusted issue price as of the date of the purchase and is less than or equal to the note’s stated redemption price at maturity, you will be considered to have purchased the note with acquisition premium. Under the acquisition premium rules, you are permitted to reduce your OID accruals on such note by a fraction, the numerator of which is the excess of your adjusted tax basis in the note immediately after its purchase over the note’s adjusted issue price at the time of purchase and the denominator of which is the total amount of unaccrued OID remaining on the note.

Bond Premium

If you purchase a note for an amount in excess of the amount payable at maturity of the note, you will be considered to have purchased the note with bond premium equal to the excess of your purchase price over the amount payable at maturity (or on an earlier call date if it results in a smaller amortization premium), and you will not be required to include any OID in income. It may be possible for you to elect to amortize the premium using a constant yield method over the remaining term of the note (or until an earlier call date, as applicable). The amortized amount of the premium for a taxable year generally will be treated first as a reduction of interest on the note includible in gross income in such taxable year to the extent thereof, then as a deduction allowed in that taxable year to the extent of your prior interest inclusions on the note, and finally as a carryforward allowable against your future interest inclusions on the note. If you make such an election, your tax basis in the note will be reduced by the amount of the allowable amortization. If you do not elect to amortize bond premium, the premium will decrease the gain or increase the loss you would otherwise recognize on a disposition of your note. Your election to amortize premium on a constant yield method will apply to all debt obligations held or subsequently acquired by you on or after the first day of the first taxable year to which the election applies. You may not revoke the election without the consent of the Internal Revenue Service. You should consult your own tax advisor before making this election.

Constant Yield Method Election

As an alternative to the above-described rules for including interest payments, OID and any market discount in income and amortizing any bond premium, you may elect to include in gross income all interest that accrues on your notes, including stated interest, OID, any market discount (including any de minimis market discount), and any adjustments for bond premium, on the constant yield method. If you make such an election with respect to a note with amortizable bond premium, you are deemed to have made the election to amortize bond premium currently with respect to all other debt instruments held or subsequently acquired by you. If you make such an election with respect to a note with market discount, you are deemed to have made the election to include market discount currently in income on all debt instruments held or subsequently acquired by you. Particularly if you are on the cash method of accounting, a constant yield election may have the effect of causing you to include interest in income earlier than would be the case if no such election were made, and the election may not be revoked without the consent of the Internal Revenue Service. You should consult your own tax advisor before making this election.

Sale or Other Taxable Disposition of Notes

Upon the sale, redemption, exchange or other taxable disposition of notes, you generally will recognize taxable gain or loss equal to the difference, if any, between:

•	the amount realized on the disposition (less any amount attributable to accrued interest, which will be taxable as ordinary interest income to the extent not previously included in gross income, in the manner described under “Material United States Federal Tax Considerations — U.S. Holders — Stated Interest and Original Issue Discount”); and

•	your adjusted tax basis in the notes.

In the absence of a constant yield election, your adjusted tax basis in a note generally will be its cost increased by the amount of OID and any market discount on the note previously included in your income and decreased by the amount of any previously amortized bond premium and the amount of any payment, other than a payment of stated interest, on the note. Your gain or loss generally will be capital gain or loss. This capital gain or loss will be long-term capital gain or loss if at the time of the disposition you have held the note for more than one year. The deductibility of capital losses is subject to limitations. If you are a non-corporate U.S. Holder, your long-term capital gain generally will be subject to tax at preferential rates.

Backup Withholding

In general, “backup withholding” (currently at a rate of 28 percent) may apply:

•	to any payments made to you of principal of and interest on your note, and

•	to payment of the proceeds of a sale or other disposition of your note,

if you are a non-corporate U.S. Holder and you fail to provide a correct taxpayer identification number or otherwise fail to comply with applicable requirements of the backup withholding rules or otherwise establish an exemption.

The backup withholding tax is not an additional tax and may be credited against your United States federal income tax liability, provided that correct information is timely provided to the Internal Revenue Service.

Non-U.S. Holders

The following summary applies to you if you are a beneficial owner of a note and you are neither a U.S. Holder (as defined above) nor a partnership (or an entity or arrangement classified as a partnership for United States federal tax purposes) (a “Non-U.S. Holder”).

United States Federal Withholding Tax

Under current United States federal income tax laws, and subject to the discussion below, United States federal withholding tax will not apply to payments by us or our paying agent (in its capacity as such) of principal of and interest on your notes under the “portfolio interest” exception of the Internal Revenue Code, provided that in the case of interest:

•	you do not, directly or indirectly, actually or constructively, own ten percent or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of section 871(h)(3) of the Internal Revenue Code and the Treasury regulations thereunder;

•	you are not a controlled foreign corporation for United States federal income tax purposes that is related, directly or indirectly, to us through sufficient stock ownership (as provided in the Internal Revenue Code);

•	you are not a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code;

•	such interest is not effectively connected with your conduct of a United States trade or business; and

•	you provide a signed written statement, on an Internal Revenue Service Form W-8BEN (or other applicable form) which can reliably be related to you, certifying under penalties of perjury that you are not a United States person within the meaning of the Internal Revenue Code and providing your name and address to:

(A) us or our paying agent; or

(B) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds your notes on your behalf and that certifies to us or our paying agent under penalties of perjury that it, or the bank or financial institution between it and you, has received from you your signed, written statement and provides us or our paying agent with a copy of this statement.

The applicable Treasury regulations provide alternative methods for satisfying the certification requirement described above. In addition, under these Treasury regulations, special rules apply to pass-through entities and this certification requirement may also apply to beneficial owners of pass-through entities.

If you cannot satisfy the requirements of the “portfolio interest” exception described above, payments of interest made to you will be subject to 30 percent United States federal withholding tax unless you provide us or our paying agent with a properly executed (1) Internal Revenue Service Form W-8ECI (or other applicable form) stating that interest paid on your notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States, or (2) Internal Revenue Service Form W-8BEN (or other applicable form) claiming an exemption from or reduction in this withholding tax under an applicable income tax treaty.

United States Federal Income Tax

Except for the possible application of United States federal withholding tax (see “Material United States Federal Tax Considerations — Non-U.S. Holders — United States Federal Withholding Tax” above) and backup withholding tax (see “Material United States Federal Tax Considerations — Non-U.S. Holders — Backup Withholding and Information Reporting” below), you generally will not have to pay United States federal income tax on payments of principal of and interest on your notes, or on any gain realized from (or accrued interest treated as received in connection with) the sale, redemption, retirement at maturity or other taxable disposition of your notes unless:

•	in the case of interest payments or disposition proceeds representing accrued interest, you cannot satisfy the requirements of the “portfolio interest” exception described above or claim a complete exemption from United States federal income tax on such interest under an applicable income tax treaty (and your United States federal income tax liability has not otherwise been fully satisfied through the United States federal withholding tax described above);

•	in the case of gain, you are an individual who is present in the United States for 183 days or more during the taxable year of the sale or other disposition of your notes and specific other conditions are met (in which case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by United States source capital losses, generally will be subject to a flat 30 percent United States federal income tax, even though you are not considered a resident alien under the Internal Revenue Code); or

•	the interest or gain is effectively connected with your conduct of a United States trade or business and, if required by an applicable income tax treaty, is attributable to a United States “permanent establishment” maintained by you.

If you are engaged in a trade or business in the United States and interest or gain in respect of your notes is effectively connected with the conduct of your trade or business (and, if required by an applicable income tax treaty, is attributable to a United States “permanent establishment” maintained by you), the interest or gain generally will be subject to United States federal income tax on a net basis at the regular graduated rates and in the manner applicable to a U.S. Holder (although the interest will be exempt from the withholding tax discussed under “Material United States Federal Tax Considerations — Non-U.S. Holders — United States Federal Withholding Tax” if you provide a properly executed Internal Revenue Service Form W-8ECI (or other applicable form) on or before any payment date to claim the exemption). In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30 percent of your effectively connected earnings and profits for the taxable year, as adjusted for certain items, unless a lower rate applies to you under an applicable United States income tax treaty.

United States Federal Estate Tax

If you are an individual and are not a United States citizen or a resident of the United States (as specially defined for United States federal estate tax purposes) at the time of your death, your notes generally will not be subject to the United States federal estate tax, unless, at the time of your death:

•	you directly or indirectly, actually or constructively, own ten percent or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of section 871(h)(3) of the Internal Revenue Code and the Treasury regulations thereunder; or

•	your interest on the notes is effectively connected with your conduct of a United States trade or business.

Backup Withholding and Information Reporting

Under current Treasury regulations, backup withholding and information reporting generally will not apply to payments made by us or our paying agent (in its capacity as such) to you if you have provided the required certification that you are a Non-U.S. Holder as described in “Material United States Federal Tax Considerations — Non-U.S. Holders — United States Federal Withholding Tax” above, and provided that neither we nor our paying agent has actual knowledge or reason to know that you are a U.S. Holder (as described in “Material United States Federal Tax Considerations — U.S. Holders” above). However, we or our paying agent may be required to report to the IRS and you payments of interest on the notes and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of a treaty or agreement.

The gross proceeds from the disposition of your notes may be subject to information reporting and backup withholding tax (currently at a rate of 28 percent). If you sell your notes outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then the

U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your notes through a non-U.S. office of U.S. broker or a foreign broker with certain United States connections unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met or you otherwise establish an exemption. If you receive payments of the proceeds of a sale of your notes to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you provide a Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption, provided that the broker does not have actual knowledge or reason to know that you are not a U.S. person or the conditions of any other exemption are not, in fact, satisfied.

You should consult your own tax advisor regarding application of backup withholding in your particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations. Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a refund or credit against your United States federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

PLAN OF DISTRIBUTION

This prospectus is to be used by Goldman, Sachs & Co. in connection with offers and sales of the notes in market-making transactions effected from time to time. Goldman Sachs may act as principal or agent in such transactions. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any of the proceeds from such sales.

Certain affiliates of Goldman Sachs, including GS Capital Partners V Fund, L.P., GS Capital Partners VI Fund, L.P. and related entities, or the Goldman Sachs Funds, are the majority owners of PVF Holdings LLC, our parent company. Under the registration rights agreement that we entered into when the notes were initially sold pursuant to Rule 144A and Regulation S under the Securities Act, we agreed to file a “market-making” prospectus in order to enable Goldman Sachs to engage in market-making activities for the notes. Goldman Sachs was a joint book-running manager for our December 2009 and February 2010 notes offerings and received fees of $9.5 million in connection with serving in this capacity. See “Certain Relationships and Related Party Transactions.” Goldman Sachs Credit Partners L.P., an affiliate of Goldman Sachs, is one of the lenders under our Revolving Credit Facility and was a lender under our Term Loan Facility and Junior Term Loan Facility. Goldman Sachs Credit Partners is also a co-lead arranger and joint bookrunner under our Revolving Credit Facility and was a co-lead arranger and joint bookrunner under our Term Loan Facility and Junior Term Loan Facility and was also the syndication agent under the Term Loan Facility and the Junior Term Loan Facility. Goldman Sachs Credit Partners L.P. has received customary fees for its services in such capacity. In addition, Goldman Sachs and its affiliates have engaged in and may in the future continue to engage in commercial banking, investment banking or other financial advisory transactions with us and our affiliates. We have been advised by Goldman Sachs that, subject to applicable laws and regulations, it intends to make a market in the notes. However, Goldman Sachs is not obligated to do so, and any such market-making may be interrupted or discontinued at any time without notice.

We and Goldman Sachs, among other parties, have entered into registration rights agreements with respect to the use by Goldman Sachs of this prospectus. Pursuant to such agreements, we agreed to indemnify Goldman Sachs against certain liabilities, including liabilities under the Securities Act and to contribute to payments which Goldman Sachs might be required to make in respect thereof.

WHERE YOU CAN FIND MORE INFORMATION

We and the guarantors have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the notes. As allowed by SEC rules, this prospectus, which is a part of the registration statement, omits certain information included in that registration statement and the exhibits thereto. For further information with respect to us and the notes, we refer you to the registration statement, including all amendments, supplements, schedules and exhibits thereto.

We are not currently subject to the informational requirements of the Securities Exchange Act of 1934, as amended. However, under the indenture for the notes, we have agreed to furnish to holders of the notes (1) all quarterly and annual reports that would be required to be filed the SEC on Forms 10-Q and 10-K if we were required to file such reports and (2) all current reports that would be required to be filed with the SEC on Form 8-K if we were required to file such reports.

After consummation of the exchange offer, the indenture for the notes provides that, if we are no longer subject to the periodic reporting requirements of the Exchange Act for any reason, we will nonetheless continue to file the reports specified in the immediately preceding paragraph unless the SEC will not accept such a filing. The indenture for the notes also provides that McJunkin Red Man Holding Corporation may comply with the reporting requirements of the indenture in lieu of us. In accordance therewith, McJunkin Red Man Holding Corporation, and not McJunkin Red Man Corporation, will file reports and other information with the SEC.

In addition, we have agreed that, for so long as any notes remain outstanding, if at any time we are not required to file with the SEC the reports required by the preceding paragraphs, we will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

You may read and copy any document we file or furnish with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. In addition, the SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You can review the registration statement, as well as our future SEC filings, by accessing the SEC’s Internet site at http://www.sec.gov. You may also request copies of those documents, at no cost to you, by contacting us at the following address:

McJunkin Red Man Holding Corporation
2 Houston Center, 909 Fannin, Suite 3100
Houston, TX 77010
Attention: Stephen W. Lake
(877) 294-7574

LEGAL MATTERS

The validity of the notes offered hereby and the guarantees thereof will be passed upon for us by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York. Certain matters with respect to Texas law will be passed upon for us by Jones, Walker, Waechter, Poitevent, Carrère & Denègre L.L.P. Certain matters with respect to West Virginia law will be passed upon for us by Bowles Rice McDavid Graff & Love LLP.

EXPERTS

The consolidated financial statements of McJunkin Red Man Holding Corporation as of December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, appearing in this prospectus, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
McJunkin Red Man Holding Corporation and Subsidiaries

We have audited the accompanying consolidated balance sheets of McJunkin Red Man Holding Corporation and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of McJunkin Red Man Holding Corporation and subsidiaries at December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Charleston, West Virginia
March 23, 2011, except for Note 6,
as to which the date is May 6, 2011

McJUNKIN RED MAN HOLDING CORPORATION
CONSOLIDATED BALANCE SHEETS

	December 31,
	2010	2009
	(In thousands, except per share amounts)

Assets
Current assets:
Cash	$56,202	$56,244
Accounts receivable, net	596,404	506,194
Inventories	765,367	871,653
Income taxes receivable	32,593	21,260
Other current assets	10,209	12,264

Total current assets	1,460,775	1,467,615
Other assets:
Debt issuance costs, net	32,211	35,618
Assets held for sale	12,722	25,117
Other assets	14,212	17,605

	59,145	78,340
Fixed assets:
Property, plant and equipment, net	104,725	111,480
Intangible assets:
Goodwill, net	549,384	549,733
Other intangible assets, net	817,165	875,988

	1,366,549	1,425,721

	$2,991,194	$3,083,156

Liabilities and stockholders’ equity
Current liabilities:
Trade accounts payable	$426,632	$338,512
Accrued expenses and other current liabilities	102,807	120,816
Deferred revenue	18,140	17,023
Deferred income taxes	70,636	51,984
Current portion of long-term debt	—	9,114

Total current liabilities	618,215	537,449
Long-term obligations:
Long-term debt, net	1,360,241	1,443,496
Deferred income taxes	303,083	325,964
Payable to shareholders	2,028	16,665
Other liabilities	17,869	15,684

	1,683,221	1,801,809
Commitments and contingencies
Stockholders’ equity:
Common stock, $0.01 par value per share; 800,000 shares authorized, issued and outstanding December 2010 — 168,808, issued and
outstanding December 2009 — 168,735	1,688	1,687
Preferred stock, $0.01 par value per share; 150,000 shares authorized,
no shares issued and outstanding	—	—
Additional paid-in-capital	1,273,716	1,269,772
Retained (deficit)	(565,790)	(514,216)
Accumulated other comprehensive loss	(19,856)	(13,345)

	689,758	743,898

	$2,991,194	$3,083,156

See notes to consolidated financial statements.

McJUNKIN RED MAN HOLDING CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2010	2009	2008
	(In thousands, except per share amounts)

Sales	$3,845,536	$3,661,922	$5,255,166
Cost of sales	3,327,072	3,067,437	4,273,104
Inventory write-down	362	46,491	—

Gross margin	518,102	547,994	982,062
Operating expenses:
Selling, general and administrative expenses	447,808	408,564	482,084
Goodwill and intangible impairment	—	386,100	—

Operating income (loss)	70,294	(246,670)	499,978
Other income (expense):
Interest expense	(139,641)	(116,504)	(84,493)
Change in fair value of derivative instruments	(4,926)	8,946	(6,233)
Net gain on early extinguishment of debt	—	1,304	—
Other, net	(904)	(1,830)	(2,503)

	(145,471)	(108,084)	(93,229)
(Loss) income before income taxes	(75,177)	(354,754)	406,749
Income tax (benefit) expense	(23,353)	(14,983)	153,263

Net (loss) income	$(51,824)	$(339,771)	$253,486

Basic (loss) earnings per common share	$(0.31)	$(2.15)	$1.63
Diluted (loss) earnings per common share	$(0.31)	$(2,15)	$1.63
Weighted-average common shares, basic	168,768	158,134	155,292
Weighted-average common shares, diluted	168,768	158,134	155,656
Dividends per common share	$—	$0.02	$3.05

See notes to consolidated financial statements.

McJUNKIN RED MAN HOLDING CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

					Accumulated
			Additional	Retained	Other		Total
	Common Stock		Paid-in	Earnings	Comprehensive	Noncontrolling	Stockholders’
	Shares	Amount	Capital	(Deficit)	Income (Loss)	Interest	Equity
	(In thousands)

Balance at December 31, 2007	150,074	$1,501	$1,152,647	$49,969	$(810)	$59,263	$1,262,570
Net income	—	—	—	253,486	—	—	253,486
Foreign currency translation	—	—	—	—	(36,869)	—	(36,869)
Change in fair value of derivative instruments (net of $10.3 million of deferred income taxes)	—	—	—	—	(17,410)	—	(17,410)

Net comprehensive income							199,207
Shares released from escrow associated with the acquisition of Red Man Pipe & Supply Co.	896	9	7,016	—	—	—	7,025
Equity contribution	4,928	49	41,299	—	—	—	41,348
Payment of stock subscription receivable	—	—	1,033	—	—	—	1,033
Dividends	—	—	—	(475,000)	—	—	(475,000)
Equity-based compensation expense	—	—	10,241	—	—	—	10,241
Redemption of noncontrolling interest	—	—	—	—	—	(59,263)	(59,263)

Balance at December 31, 2008	155,898	1,559	1,212,236	(171,545)	(55,089)	—	987,161
Net loss	—	—	—	(339,771)	—	—	(339,771)
Foreign currency translation	—	—	—	—	23,434	—	23,434
Pension related adjustments, net of tax	—	—	—	—	651	—	651
Change in fair value of derivative instrument	—	—	—	—	1,761	—	1,761
Fair value of derivative instrument reclassified into earnings	—	—	—	—	15,898	—	15,898

Net comprehensive loss							(298,027)
Common stock issued for acquisition of Transmark Fcx	12,733	128	49,276	—	—	—	49,404
Equity contribution	43	—	500	—	—	—	500
Restricted stock vested during period	65	—	—	—	—	—	—
Repurchase of common stock	(4)	—	(70)	—	—	—	(70)
Dividends	—	—	—	(2,900)	—	—	(2,900)
Equity-based compensation expense	—	—	7,830	—	—	—	7,830

Balance at December 31, 2009	168,735	1,687	1,269,772	(514,216)	(13,345)	—	743,898
Net loss	—	—	—	(51,824)	—	—	(51,824)
Foreign currency translation	—	—	—	—	(4,707)	—	(4,707)
Pension related adjustments, net of tax	—	—	—	—	(1,804)	—	(1,804)

Net comprehensive loss							(58,335)
Equity contribution	—	—	200	—	—	—	200
Restricted stock vested during period	73	1	—	—	—	—	1
Forfeited dividends on forfeited unvested restricted stock	—	—	—	250	—	—	250
Equity-based compensation expense	—	—	3,744	—	—	—	3,744

Balance at December 31, 2010	168,808	$1,688	$1,273,716	$(565,790)	$(19,856)	$—	$689,758

See notes to consolidated financial statements.

McJUNKIN RED MAN HOLDING CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2010	2009	2008
		(In thousands)

Operating activities
Net (loss) income	$(51,824)	$(339,771)	$253,486
Adjustments to reconcile net (loss) income to net cash provided by
(used in) operations:
Depreciation and amortization	16,579	14,516	11,335
Amortization of intangibles	53,852	46,575	44,398
Amortization of debt issuance costs	11,800	6,900	5,208
Deferred income tax expense (benefit)	2,673	(49,237)	(18,661)
Equity-based compensation expense	3,744	7,830	10,241
Increase (decrease) in LIFO reserve	74,557	(115,597)	126,210
Inventory write-down	362	46,491	—
Change in fair value of derivative instruments	4,926	(8,946)	6,233
Hedge termination	(25,038)	—	—
Amortization and release of previously designated hedge from OCI	—	27,925	—
Goodwill and other intangible asset impairment	—	386,100	—
Net gain on early extinguishment of debt	—	(1,304)	—
Provision for uncollectible accounts	(2,042)	994	7,681
Nonoperating (gains) losses and other items not (providing) using cash	260	(573)	1,927
Changes in operating assets and liabilities:
Accounts receivable	(83,648)	311,613	(265,282)
Inventories	27,098	521,528	(594,089)
Income taxes	(12,278)	(79,827)	41,770
Other current assets	1,249	9,296	(8,528)
Accounts payable	85,074	(193,825)	160,787
Deferred revenue	1,071	(18,322)	34,342
Accrued expenses and other current liabilities	4,043	(66,874)	45,587

Net cash provided by (used in) operations	112,458	505,492	(137,355)

Investing activities
Purchases of property, plant and equipment	(14,307)	(16,698)	(20,874)
Proceeds from the disposition of assets	3,054	6,518	2,430
Acquisitions:
Dresser Oil Tools, Inc.	(9,446)	—	—
The South Texas Supply Company, Inc., net of cash of $781	(2,947)	—	—
Transmark Fcx, net of cash of $42,989	—	(55,490)	—
LaBarge Pipe & Steel Company, net of cash of $2,163	—	—	(152,089)
Red Man Pipe & Supply Co., net of cash of $13,886	—	—	(14,896)
Purchase of remaining 49% interest in Midfield Supply ULC	—	—	(100,000)
Payment of shareholder loans in connection with the purchase
of remaining 49% interest in Midfield Supply ULC	—	—	(31,749)
Proceeds from the sale of assets held for sale, net of payment to shareholders	4,060	—	—
Other investment and notes receivable transactions	3,351	(1,266)	2,935

Net cash used in investing activities	(16,235)	(66,936)	(314,243)

Financing activities
Proceeds from issuance of long-term obligations	47,897	975,330	450,000
Payments on long-term obligations	—	(997,359)	(5,750)
Net (payments) proceeds on/from revolving credit facilities	(141,899)	(342,476)	452,832
Debt issuance costs paid	(4,386)	(26,875)	(12,361)
Cash equity contributions	200	500	41,348
Repurchase of common stock	—	(70)	—
Dividends paid	—	(2,900)	(475,000)
Dividends held in escrow for restricted stock shareholders	—	—	906
Forfeited dividends on forfeited unvested restricted stock	250	—	—

Net cash (used in) provided by financing activities	(97,938)	(393,850)	451,975

(Decrease) increase in cash	(1,715)	44,706	377
Effect of foreign exchange rate on cash	1,673	(567)	1,653
Cash — beginning of period	56,244	12,105	10,075

Cash — end of period	$56,202	$56,244	$12,105

Supplemental disclosures of cash flow information:
Cash paid for interest	$125,419	$78,398	$84,740
Cash (received) paid for income taxes	$(10,250)	$112,620	$130,978

See notes to consolidated financial statements.

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31. 2010

NOTE 1 —	SIGNIFICANT ACCOUNTING POLICIES

Business Operations:  McJunkin Red Man Holding Corporation is a holding company headquartered in Houston, Texas, with administrative offices in Charleston, West Virginia; Tulsa, Oklahoma; Calgary, Alberta, Canada; and Bradford, United Kingdom. We are a majority owned subsidiary of PVF Holdings LLC. Our wholly owned subsidiaries, McJunkin Red Man Corporation and its subsidiaries (“MRC”), are global distributors of pipe, valves, fittings and related products and services across each of the upstream (exploration, production and extraction of underground oil and gas), midstream (gathering and transmission of oil and gas, gas utilities, and the storage and distribution of oil and gas) and downstream (crude oil refining, petrochemical processing and general industrials) markets. We have branches in principal industrial, hydrocarbon producing and refining areas throughout the United States, Canada, Europe, Asia and Australasia. Our products are obtained from a broad range of suppliers.

Basis of Presentation:  PVF Holdings LLC (formerly known as McJ Holding LLC) was formed on November 20, 2006 by affiliates of the Goldman Sachs Group, Inc. (“Goldman Sachs”) and certain shareholders of McJunkin Corporation (“McJunkin”) for the purposes of acquiring McJunkin on January 31, 2007. The affiliates of Goldman Sachs referred to in the previous sentence are GS Capital Partners V Fund, L.P., GS Capital Partners V Offshore Fund, L.P., GS Capital Partners V GmbH & Co. KG, and GS Capital Partners V Institutional, L.P. (collectively, the “GSCP V Funds”). In connection with the business combination transaction with Red Man Pipe & Supply Co. (“Red Man”) in October 2007, the GSCP V Funds and GS Capital Partners VI Fund, L.P., GS Capital Partners VI Offshore Fund, L.P., GS Capital Partners VI GmbH & Co. KG, and GS Capital Partners VI Parallel, L.P. (collectively, the “GSCP VI Funds,” and together with the GSCP V Funds, the “Goldman Sachs Funds”) and certain existing members of PVF Holdings LLC and certain shareholders of Red Man made cash and noncash equity contributions to PVF Holdings LLC in exchange for common units of PVF Holdings LLC. Management and control of all of the Goldman Sachs Funds is vested exclusively in their general partners and investment managers, which are affiliates of Goldman Sachs. The investment manager of certain of the Goldman Sachs Funds is Goldman, Sachs & Co., which is a wholly owned subsidiary of Goldman Sachs.

The consolidated financial statements include the accounts of McJunkin Red Man Holding Corporation and its wholly owned and majority owned subsidiaries (collectively referred to as “the Company” or by such terms as “we,” “our” or “us”). All material intercompany balances and transactions have been eliminated in consolidation. Investments in our unconsolidated joint ventures, over which we exercise significant influence, but do not control, are accounted for by the equity method. Our unconsolidated joint ventures, along with our percentage of ownership of each, are: (a) TFCX Finland Oy (50%), (b) MRC Transmark Middle East FZCO (50%) and (c) Transmark DRW GmbH (50%). As of December 31, 2010 and 2009, our total investment in these entities was insignificant.

Use of Estimates:  The preparation of financial statements in conformity with the accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. We believe that our most significant estimates and assumptions are related to estimated losses on accounts receivable, estimated realizable value on excess and obsolete inventories, goodwill, intangibles, deferred taxes and self-insurance programs. Actual results could differ materially from those estimates.

Cash Equivalents:  We consider all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Allowance for Doubtful Accounts:  We evaluate the adequacy of the allowance for losses on receivables based upon periodic evaluation of accounts that may have a higher credit risk using information available about the customer and other relevant data. This formal analysis is inherently subjective and requires us to make significant estimates of factors affecting doubtful accounts, including customer specific information, current economic

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

conditions, volume, growth and composition of the account, and other factors such as financial statements, news reports and published credit ratings. The amount of the allowance for the remainder of the trade balance is not evaluated individually but is based upon historical loss experience.

Because this process is subjective and based on estimates, ultimate losses may differ from those estimates. Receivable balances are written off when we determine that the balance is uncollectible. Subsequent recoveries, if any, are credited to the allowance when received. The provision for losses on receivables is included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

Inventories:  Our inventories are generally valued at the lower of cost, principally last-in, first-out method (LIFO) or market. We record an estimate each month, if necessary, for the expected annual effect of inflation and estimated year-end inventory volume. These estimates are adjusted to actual results determined at year-end. This practice excludes certain inventories, which are held outside of the United States, approximating $140 million and $163 million at December 31, 2010 and 2009, which are valued at the lower of weighted-average cost or market.

Our inventory is substantially finished goods. The amount of general and administrative costs charged to inventory was immaterial for the years ended December 31, 2010, 2009, and 2008.

Allowances for excess and obsolete inventories are determined based on analyses comparing inventories on hand to sales trends. The allowance, which totaled $11 million and $8 million at December 31, 2010 and 2009, is the amount deemed necessary to reduce the cost of the inventory to its estimated realizable value.

Assets Held for Sale:  Certain of our assets, consisting principally of certain available-for-sale securities and two parcels of real estate, were designated as noncore assets under the terms of the acquisition of McJunkin Corporation by certain affiliates of the Goldman Sachs Group, Inc. In accordance with the acquisition agreement, we classified these as assets held for sale in the consolidated balance sheet. A corresponding liability to shareholders (of our predecessor company, McJunkin Corporation) was recognized to reflect the obligation to the shareholders of record at the date of the acquisition. In the second quarter of 2010, we sold the available-for-sale securities. In September 2010, a portion of the proceeds from this sale, less selling expenses, other expenses and the related tax liability, was paid to the former shareholders of our predecessor company, net of administrative cost reimbursement retained by us. We paid the remainder, net of expected expenses, in December 2010. In the third quarter of 2010, we retained one of the parcels of real estate for our future use and paid the former shareholders the fair market value of the property, net of administrative cost reimbursement retained by us.

In January 2011, we sold our measurement fabrication business to a third party, while retaining the distribution portion of the business. The fabrication business was a noncore business of our North American segment and was not material to our consolidated financial statements; therefore, we have not reported this portion of the business as discontinued operations. As a result of this agreement, we recorded an $0.2 million loss on the sale, as a result of the estimated fair value being less than the carrying value. The assets that were sold in this transaction were not material to our consolidated balance sheet.

Debt Issuance Costs:  We defer costs directly related to obtaining financing and amortize them over the term of the indebtedness on a straight-line basis. The use of the straight-line method does not produce results that are materially different from those which would result from the use of the effective interest method. Such amounts are reflected in the consolidated income statement as a component of interest expense. Debt issuance costs are shown net of accumulated amortization of $14 million and $6 million at December 31, 2010 and 2009.

Fixed Assets:  Land, buildings and equipment are stated on the basis of cost. For financial statement purposes, depreciation is computed over the estimated useful lives of such assets principally by the straight-line method; accelerated depreciation and cost recovery methods are used for income tax purposes. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the improvements. When assets are retired or otherwise disposed of, the cost and related

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

accumulated depreciation are removed from the accounts and any gain or loss is reflected in income for the period. Maintenance and repairs are charged to expense as incurred.

Goodwill and Other Intangible Assets:  Goodwill represents the excess of cost over the fair value of net assets acquired. Goodwill is tested for impairment annually or more frequently if circumstances indicate that impairment may exist. We evaluate goodwill for impairment at two reporting units that mirror our two segments (North America and International).

The goodwill impairment test compares the carrying value of the reporting unit that has the goodwill with the estimated fair value of that reporting unit. If the carrying value is more than the estimated fair value, we then calculate the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets of the reporting unit from the estimated fair value of the reporting unit. Impairment losses are recognized to the extent that recorded goodwill exceeds implied goodwill. Our impairment methodology uses discounted cash flow and multiples of cash earnings valuation techniques, plus valuation comparisons to similar businesses. These valuation methods require us to make certain assumptions and estimates regarding future operating results, the extent and timing of future cash flows, working capital, sales prices, profitability, discount rates and growth trends. While we believe that such assumptions and estimates are reasonable, the actual results may differ materially from the projected results (see Note 6 for more information regarding goodwill).

Intangible assets with indefinite useful lives are tested for impairment annually or more frequently if circumstances indicate that impairment may exist. This test compares the carrying value of the indefinite lived intangible assets with their estimated fair value. If the carrying value is more than the estimated fair value, impairment losses are recognized in an amount equal to the excess of the carrying value over the estimated fair value. Our impairment methodology uses discounted cash flow and estimated royalty rate valuation techniques. These valuation methods require us to make certain assumptions and estimates regarding future operating results, sales prices, discount rates and growth trends. No such impairment charges were recognized during the year ended December 31, 2010. While we believe that such assumptions and estimates are reasonable, the actual results may differ materially from the projected results.

Other intangible assets primarily include customer bases and noncompetition agreements resulting from business acquisitions. Other intangible assets are recorded at fair value at the date of acquisition. Amortization is provided using the straight-line method over their estimated useful lives, ranging from one to twenty years.

The carrying value of amortizable intangible assets is subject to an impairment test when events or circumstances indicate a possible impairment. When events or circumstances indicate a possible impairment, we assess recoverability from future operations using undiscounted cash flows derived from the lowest appropriate asset group. To the extent the carrying value exceeds the undiscounted cash flows, an impairment charge would be recognized to the extent that the carrying value exceeds the fair value, which is determined based on a discounted cash flow analysis. While we believe that assumptions and estimates utilized in the impairment analysis are reasonable, the actual results may differ materially from the projected results. These impairments are determined prior to performing our goodwill impairment test.

Derivatives and Hedging:  We utilize interest rate swaps to reduce our exposure to potential interest rate increases. Changes in the fair values of our derivative instruments are based upon independent market quotes. We record all derivatives on the consolidated balance sheets at fair value. Prior to June 29, 2009, if a derivative was designated as a cash flow hedge, we measured the effectiveness of the hedge, or the degree that the gain (loss) for the hedging instrument offset the loss (gain) on the hedged item, at each reporting period. The effective portion of the gain (loss) on the derivative instrument, net of deferred taxes, was recognized in other comprehensive income as a component of equity and, subsequently, reclassified into earnings when the forecasted transaction affected earnings. The ineffective portion of a derivative’s change in fair value was recognized in earnings immediately. Derivatives that did not qualify for hedge treatment were recorded at fair value with gains (losses) recognized in earnings in the period of change. On June 29, 2009, we removed the designation of our swap as a cash flow hedge. Accordingly, changes in the fair value of the

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

derivative are recorded in earnings in the period of change; and the fair value that was previously included in other comprehensive income was amortized over the remaining life of the agreement or until the forecasted transaction expires. At December 31, 2009, we determined that the forecasted transaction was not going to occur (due to the fact that we terminated the interest rate swap agreement in January 2010), therefore, the fair value that remained in other comprehensive income was charged to interest expense in our consolidated statements of operations.

We utilize foreign exchange forward contracts (exchange contracts) to manage our foreign exchange rate risks resulting from purchase commitments and sales orders. Changes in the fair values of our exchange contracts are based upon independent market quotes. We do not designate our exchange contracts as hedging instruments; therefore, we record our exchange contracts on the consolidated balance sheets at fair value, with the gains and losses recognized in earnings in the period of change.

Fair Value:  We measure certain of our assets and liabilities at fair value on a recurring basis. Fair value is an exit price, representing the amount that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions for inputs used in the valuation methodologies to measuring fair value:

Level 1:  Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date.

Level 2:  Significant observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3:  Significant unobservable inputs for the asset or liability. Unobservable inputs reflect our own assumptions about the assumptions that market participants would use in pricing an asset or liability (including all assumptions about risk).

Certain assets and liabilities are measured at fair value on a nonrecurring basis. Our assets and liabilities measured at fair value on a nonrecurring basis include property, plant and equipment, goodwill and other intangible assets. We do not measure these assets at fair value on an ongoing basis; however, these assets are subject to fair value adjustments in certain circumstances, such as when there is evidence of impairment.

Our impairment methodology for goodwill and other intangible assets uses both (i) a discounted cash flow analysis requiring certain assumptions and estimates to be made regarding the extent and timing of future cash flows, discount rates and growth trends and (ii) valuation comparisons to a group of similar, publicly traded companies. As all of the assumptions employed to measure these assets and liabilities on a nonrecurring basis are based on management’s judgment using internal and external data, these fair value determinations are classified as Level 3. We have not elected to apply the fair value option to any of our eligible financial assets and liabilities.

Insurance:  We are self-insured for first party automobile coverage, product recall, ocean cargo shipments and portions of employee healthcare and asbestos claims. In addition, we maintain a nonmaterial deductible program as it relates to workers’ compensation, automobile liability, property and general liability claims including, but not limited to, product liability claims, which are secured by various letters of credit totaling $5 million. Our estimated liability and related expenses for claims are based in part upon estimates provided by insurance carriers, third-party administrators, and actuaries. Insurance reserves are deemed by us to be sufficient to cover outstanding claims, including those incurred but not reported as of the estimation date. Further, we maintain a commercially reasonable umbrella/excess policy that covers liabilities in excess of the primary limits.

In the area of first party auto collision, we do not have excess coverage. In addition, we had no self-insurance accrued liabilities in this area as of December 31, 2010 or 2009.

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In the area of product recall, we do not have excess coverage. However, manufacturers are liable for replacement under the Uniform Commercial Code to the extent that they are identifiable and have the financial wherewithal. The amount of self-insurance accrued liabilities in North America was $0.8 million and $0.3 million as of December 31, 2010 and 2009.

In the area of ocean cargo shipments, we do not have excess coverage. In addition, there was no self-insurance accrued liabilities as of December 31, 2010 and 2009.

In the area of asbestos claims, we have excess coverage to the extent claims do not arise from entities acquired or exposures dated after 1986. The net amount of self-insurance accrued liabilities in North America was $0.8 million and $0.6 million as of December 31, 2010 and 2009.

In the area of employee healthcare, we have excess stop loss protection attaching after $300,000 per person per year. The amount of self-insurance accrued liabilities in North America were $2.4 million and $2.9 million as of December 31, 2010 and 2009.

Income Taxes:  Deferred tax assets and liabilities are recorded for differences between the financial reporting and tax bases of assets and liabilities using the tax rate expected to be in effect when the taxes will actually be paid or refunds received. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Each reporting period, we assess the likelihood that we will be able to recover our deferred tax assets. If recovery is not likely, we record a valuation allowance against the deferred tax asset that we believe will not be recoverable. The ultimate recovery of our deferred tax asset is dependent on various factors and is subject to change.

The benefit of an uncertain tax position that meets the “probable recognition threshold” is recognized in the financial statements. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. We record interest related to unrecognized tax benefits in interest expense and penalties related to unrecognized tax benefits in income tax expense.

Foreign Currency Translation and Transactions:  The functional currency of our foreign operations is the applicable local currency. The cumulative effects of translating the balance sheet accounts from the functional currency into the U.S. dollar at current exchange rates are included in accumulated other comprehensive income. The balance sheet accounts (with the exception of retained earnings) are translated using current exchange rates as of the balance sheet date. Retained earnings are translated at historical exchange rates and revenue and expense accounts are translated using a weighted-average exchange rate during the year. Historically, gains or losses resulting from foreign currency transactions have been immaterial and are recognized in the consolidated statements of operations within other, net.

Equity-Based Compensation:  Our equity-based compensation consists of (1) restricted common units and profit units of PVF Holdings LLC and (2) restricted stock and nonqualified stock options of our Company. The cost of employee services received in exchange for an award of an equity instrument is measured based on the grant-date fair value of the award. Our policy is to expense equity-based compensation using the fair-value of awards granted, modified or settled. Restricted common units, profit units and restricted stock are credited to equity as they are expensed over their vesting periods based on the then current market value of the shares vested.

The fair value of nonqualified stock options is measured on the grant date of the related equity instrument using the Black-Scholes option-pricing model and is recognized as compensation expense over the applicable vesting period.

Revenue Recognition:  Sales to our principal customers are made pursuant to agreements that normally provide for transfer of legal title and risk upon shipment. We recognize revenue as products are shipped, title has transferred to the customer and the customer assumes the risks and rewards of ownership, and collectability is reasonably assured. Freight charges billed to customers are reflected in revenues. Return allowances, which are not

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

material, are estimated using historical experience. Amounts received in advance are deferred and recognized as revenue when the products are shipped and title transfers.

Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from net sales in the accompanying consolidated statements of operations.

Cost of Goods Sold:  Cost of goods sold includes the cost of inventory sold and related items, such as vendor rebates, inventory allowances, and shipping and handling costs associated with outbound freight.

Certain purchasing and warehousing activities (including receiving, inspection and stocking costs), as well as general warehousing expenses, are included in selling, general and administrative expenses and not cost of sales. As such, our gross profit may not be comparable to others who may include these expenses as a component of costs of goods sold. Purchasing and warehousing activities costs approximated $25.5 million, $24.4 million and $20.3 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Earnings per Share:  Basic earnings per share are computed based on the weighted-average number of common shares outstanding, excluding any dilutive effects of unexercised stock options and unvested restricted stock. Diluted earnings per share are computed based on the weighted-average number of common shares outstanding including any dilutive effect of unexercised stock options and unvested restricted stock. The dilutive effect of unexercised stock options and unvested restricted stock is calculated under the treasury stock method.

Concentration of Credit Risk:  Most of our business activity is with customers in the energy and industrial sectors. In the normal course of business, we grant credit to these customers in the form of trade accounts receivable. These receivables could potentially subject us to concentrations of credit risk; however, we minimize such risk by closely monitoring extensions of trade credit. We generally do not require collateral on trade receivables.

We maintain the majority of our cash and cash equivalents with several reputable financial institutions. These financial institutions are located in many different geographical regions with varying economic characteristics and risks. Deposits held with banks may exceed insurance limits. We believe the risk of loss associated with our cash equivalents to be remote.

We have a broad customer base doing business in all regions of the world. During 2010, 2009 and 2008, we did not have sales to any one customer in excess of 10% of gross sales, and at those respective year-ends no individual customer balances exceeded 10% of gross accounts receivable. Accordingly, no significant concentration of credit risk is considered to exist.

We have a broad supplier base, sourcing our products in most regions of the world. During 2010, we had purchases from one vendor in excess of 10% of our gross purchases (11%), while during 2009 and 2008, we did not have any purchases from any one vendor in excess of 10% of our gross purchases, and at those respective year-ends no individual vendor balance exceeded 10% of gross accounts payable. Accordingly, no significant concentration is considered to exist.

Segment Reporting:  We have two operating segments, one consisting of our North American operations and one consisting of our other International operations. Our North American segment consists of our operations in the United States and Canada. Our International segment has operations in Europe, Asia and Australasia. These segments represent our global business of providing pipe, valves, fittings and related products and services to the energy and industrial sectors, across each of the upstream (exploration, production and extraction of underground oil and gas), midstream (gathering and transmission of oil and gas, gas utilities, and the storage and distribution of oil and gas) and downstream (crude oil refining and petrochemical processing) markets, through our distribution operations located throughout the world.

Recent Accounting Pronouncements:  In October 2009, the Financial Accounting Standards Board (“FASB”) issued an amendment to Accounting Standards Codification (“ASC”) 605, Revenue Recognition, related to the accounting for revenue in arrangements with multiple deliverables including how the arrangement

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

consideration is allocated among delivered and undelivered items of the arrangement. Among the amendments, this standard eliminated the use of the residual method for allocating arrangement considerations and requires an entity to allocate the overall consideration to each deliverable based on an estimated selling price of each individual deliverable in the arrangement in the absence of having vendor-specific objective evidence or other third-party evidence of fair value of the undelivered items. This standard also provides further guidance on how to determine a separate unit of accounting in a multiple-deliverable revenue arrangement and expands the disclosure requirements about the judgments made in applying the estimated selling price method and how those judgments affect the timing or amount of revenue recognition. This standard will become effective on January 1, 2011. We do not expect that the adoption of this standard will have a material impact on our consolidated financial statements.

In January 2010, FASB issued Accounting Standards Update (“ASU”) No. 2010-06, Improving Disclosures about Fair Value Measurements, an amendment to ASC Topic 820, Fair Value Measurement and Disclosures. This amendment will require us to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and describe the reasons for the transfers and present separate information for Level 3 activity pertaining to gross purchases, sales, issuances and settlements. This amendment is effective for reporting periods beginning after December 31, 2009, except for the disclosures about purchases, sales, issuances and settlements in the rollforward activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Our adoption of this amendment, pertaining to the Level 1 and Level 2 disclosures on January 1, 2010, did not have a material impact on our consolidated financial statements. We do not believe that the Level 3 amendment disclosures will have a material impact on our consolidated financial statements.

In February 2010, FASB issued ASU No. 2010-09, Amendments to Certain Recognition and Disclosure Requirements, an amendment to ASC Topic 855, Subsequent Events, that removed the requirements for SEC registrants to disclose the date through which subsequent events were evaluated. There were no changes to the accounting for or disclosure of events that occur after the balance sheet date but before the financial statements are issued. Our adoption of this amendment on January 1, 2010 did not have a material impact on our consolidated financial statements.

In July 2010, FASB issued ASU No. 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, which amended ASC Topic 310, Receivables. This amendment enhances the disclosure requirements regarding the nature of credit risk inherent in our portfolio of accounts receivable, how that risk is assessed in arriving at our allowance for doubtful accounts and the changes and reasons for those changes in the allowance for doubtful accounts. The adoption of this amendment did not have a material impact on our consolidated financial statements.

In December 2010, FASB issued ASU No. 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations, which amended ASC Topic 805, Business Combinations. This ASU amended certain existing and added additional pro forma disclosure requirements. The standard will become effective on January 1, 2011. We do not expect that the adoption of this standard will have a material impact on our consolidated financial statements.

NOTE 2 —	TRANSACTIONS

Acquisitions

On October 9, 2008, we acquired LaBarge Pipe & Steel Company (“LaBarge”) for $154.2 million. LaBarge was engaged in the sale and distribution of carbon steel pipe (predominately large diameter pipe) for use primarily in the North American energy infrastructure market. The purchase price has been allocated in the following table. Transaction costs capitalized in connection with the acquisition of LaBarge totaled $3.8 million and included

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$1.6 million paid to an affiliate of the Goldman Sachs Funds as reimbursement of their costs associated with due diligence and advisory services. On January 21, 2010, LaBarge was legally merged into MRC.

On October 30, 2009, we acquired Transmark Fcx Group BV (together with its subsidiaries, “Transmark”) for $147.9 million. Headquartered in Bradford, United Kingdom, Transmark is a global distributor of specialty valves and flow control equipment, with a network of 37 distribution and service facilities in 13 countries throughout Europe, Asia and Australasia. The purchase price has been allocated in the following table. In connection with this transaction, we expensed approximately $17.4 million in transaction costs, including $5.8 million paid to an affiliate of the Goldman Sachs Funds as reimbursement of their costs associated with due diligence and advisory services. These expenses are included within selling, general and administrative expenses in our consolidated statements of operations. As a part of the acquisition, we renamed Transmark Fcx Group BV as MRC Transmark Group B.V. (“MRC Transmark”).

On May 28, 2010, we acquired The South Texas Supply Company, Inc. (“South Texas Supply”) for $3.9 million. South Texas operates two branches in southern Texas, within the Eagle Ford Shale region. The impact of this acquisition was not material to our consolidated financial statements.

On August 31, 2010, we acquired operations and assets from Dresser Oil Tools, Inc. (“Dresser”) for $9.3 million. Dresser operates five branches in North Dakota and Montana, within the Bakken Shale region. The impact of this acquisition was not material to our consolidated financial statements.

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The consideration paid for these acquisitions has been allocated as follows (in millions):

	2010	2009	2008
	Acquisition of	Acquisition of	Acquisition of
	South Texas Supply	Transmark Fcx	LaBarge Pipe &
	and Dresser	Group BV	Steel Company

Consideration:
Cash consideration paid	$13.2	$98.5	$150.4
Transaction costs(1)	—	—	3.8

Total cash consideration	13.2	98.5	154.2
Common stock issued	—	49.4	—

Total consideration	$13.2	$147.9	$154.2

Number of shares issued	—	12.7	—
Fair value of shares issued	$—	$49.4	$—
Net assets acquired:
Cash	$0.7	$43.0	$2.3
Accounts receivable	7.1	71.9	21.7
Inventory	7.3	65.1	138.6
Other current assets	—	11.4	—
Fixed assets	0.9	11.1	4.4
Other assets	0.1	11.2	0.9
Customer base intangibles	—	43.0	33.0
Trade name	—	14.0	1.1
Sales order backlog	—	6.0	—
Goodwill	3.6	44.4	0.3
Accounts payable	(5.5)	(47.2)	(43.7)
Accrued expenses	(0.6)	(22.0)	(4.4)
Income taxes payable	—	(6.8)	—
Deferred income taxes	—	(12.8)	—
Debt	—	(80.2)	—
Other liabilities	(0.4)	(4.2)	—

	$13.2	$147.9	$154.2

Goodwill deductible for tax purposes	No	No	Yes

(1)	Prior to the adoption of ASC 805 (on January 1, 2009), transaction costs were capitalized as a component of the purchase price of the acquisition. Subsequent to the adoption, transaction costs are expensed as incurred.

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Pro Forma Financial Information (Unaudited)

The following unaudited pro forma results of operations assume that the Transmark acquisition described above occurred on January 1, 2009. This unaudited pro forma information should not be relied upon as necessarily being indicative of the historical results that would have been obtained if the transactions had actually occurred on that date or of results that may be obtained in the future (in millions, except per share data).

2009

Pro forma sales	$3,933
Pro forma net loss	(326)
Loss per common share, basic	$(2.06)
Loss per common share, diluted	$(2.06)

NOTE 3 —	ACCOUNTS RECEIVABLE

The rollforward of our allowance for doubtful accounts is as follows (in thousands):

		December 31,
	2010	2009	2008

Allowance for doubtful accounts
Beginning balance	$8,790	$9,915	$2,247
Net charge-offs	(2,297)	(2,119)	(536)
Other	—	—	523
Provision	(2,042)	994	7,681

Ending balance	$4,451	$8,790	$9,915

Our accounts receivable is also presented net of other volume related allowances. Those allowances approximated $4.7 million and $4.0 million at December 31, 2010 and 2009.

NOTE 4 —	INVENTORIES

The composition of our inventory is as follows (in thousands):

	December 31,
	2010	2009

Finished goods inventory at average cost:
Energy carbon steel tubular products	$396,611	$503,948
Valves, fittings, flanges and all other products	481,137	402,690

	877,748	906,638
Less: Excess of average cost over LIFO cost (LIFO reserve)	(101,419)	(26,862)
Less: Other inventory reserves	(10,962)	(8,123)

	$765,367	$871,653

During 2010 and 2009, our inventory quantities were reduced, resulting in a liquidation of a LIFO inventory layer that was carried at a higher cost prevailing from a prior year, as compared with current costs in the current year (a “LIFO decrement”). A LIFO decrement results in the erosion of layers created in earlier years and therefore a LIFO layer is not created for years that have decrements. In 2010, the effect of this LIFO decrement decreased cost of sales by approximately $11 million and in 2009, increased cost of sales by approximately $45 million.

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As a result of our lower-of-cost-or-market assessment, we recognized pretax charges of $0.4 million and $46.5 million during the years ended December 31, 2010 and 2009. No such charges were recognized in 2008.

NOTE 5 —	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following (in thousands):

		December 31,
	Depreciable Life	2010	2009

Land and improvements	—	$24,685	$17,918
Building and building improvements	40 years	48,803	47,052
Machinery and equipment	3 to 10 years	70,960	69,542
Construction in progress	—	2,902	3,597
Property held under capital leases	20 to 30 years	2,089	2,089

		149,439	140,198
Allowances for depreciation and amortization		(44,714)	(28,718)

		$104,725	$111,480

NOTE 6 —	GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill by segment for the years ended December 31, 2010 and 2009, are as follows (in thousands):

	North America	International	Total

Balances at December 31, 2008	$807,250	$—	$807,250
Goodwill impairment charge	(309,900)	—	(309,900)
Acquisition of Transmark	—	44,441	44,441
Other	(172)	—	(172)
Effect of foreign currency translation	9,396	(1,282)	8,114

Balances at December 31, 2009:
Goodwill	816,474	43,159	859,633
Accumulated impairment losses	(309,900)	—	(309,900)

Net goodwill at December 31, 2009	506,574	43,159	549,733
Acquisition of South Texas Supply and Dresser	3,591	—	3,591
Other	(687)	—	(687)
Effect of foreign currency translation	—	(3,253)	(3,253)
Balances at December 31, 2010:
Goodwill	819,378	39,906	859,284
Accumulated impairment losses	(309,900)	—	(309,900)

Net goodwill at December 31, 2010	$509,478	$39,906	$549,384

During 2009, our earnings progressively decreased due to the weakening of the U.S. and global economies, the reductions in oil and natural gas prices, and the reductions in our customers’ expenditure programs (both new programs and recurring maintenance programs). These factors resulted in a reduced demand for our product; consequently, we revised our long-term projections, which in turn impacted the fair value of our business. As a result, we concluded that the carrying value of our reporting unit exceeded the fair value of our reporting unit and

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

thus, for the year ended December 31, 2009, we recorded a pretax goodwill impairment charge of $310 million and a $76.2 million pre-tax impairment charge on indefinite lived trade names. No impairment charges were recorded in any of the other periods presented.

Other intangible assets by major classification consist of the following (in thousands):

	Weighted-
	Average
	Amortization		Accumulated	Net Book
	Period (in years)	Gross	Amortization	Value

December 31, 2010
Customer base	16.2	$693,809	$(149,312)	$544,497
Amortizable trade names	5.9	21,699	(9,264)	12,435
Indefinite lived trade names	N/A	260,023	—	260,023
Noncompete agreements	5	970	(760)	210
Sales order backlog	1	8,914	(8,914)	—

	15.8	$985,415	$(168,250)	$817,165

December 31, 2009
Customer base	16.2	$696,489	$(103,327)	$593,162
Amortizable trade names	5.9	22,643	(5,244)	17,399
Indefinite lived trade names	N/A	260,023	—	260,023
Noncompete agreements	5	970	(566)	404
Sales order backlog	1	9,526	(4,526)	5,000

	15.8 years	$989,651	$(113,663)	$875,988

Amortization of Intangible Assets

Total amortization of all acquisition-related intangible assets for each of the years ending December 31, 2011 to 2015 is currently estimated as follows (in millions):

2011	$49.4
2012	47.3
2013	47.3
2014	47.3
2015	47.3

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 7 —	LONG-TERM DEBT

The significant components of our long-term debt are as follows (in thousands):

	December 31,
	2010	2009

Issuer:
9.50% senior secured notes due 2016, net of discount of $22,062 and $24,670	$1,027,938	$975,330
Asset-based revolving credit facility	286,398	340,126
Non-Guarantors:
Midfield revolving credit facility	1,297	50,209
Midfield term loan facility	14,415	13,680
MRC Transmark revolving credit facility	23,214	52,791
MRC Transmark term loan facility	—	10,750
MRC Transmark factoring facility	6,979	9,034
Other	—	690

	1,360,241	1,452,610
Less current portion	—	9,114

	$1,360,241	$1,443,496

Senior Secured Notes:  On December 21, 2009, our wholly owned subsidiary, MRC, issued $1.0 billion aggregate principal amount of its 9.50% Senior Secured Notes (the “Notes”) maturing on December 15, 2016. On February 11, 2010, MRC issued an additional $50 million aggregate amount of the Notes. MRC received proceeds of $1.023 billion, resulting in an original issue discount (“OID”) of approximately $27 million, which will be accreted over the life of the Notes in interest expense in our consolidated statements of operations. The Notes rank equally in right of payment with all of MRC’s existing and future senior indebtedness. We guarantee the Notes, along with our wholly owned domestic subsidiaries. The Notes are secured by a senior lien on substantially all of the tangible and intangible assets of MRC and its wholly owned domestic subsidiaries, except for the collateral securing the Asset-Based Revolving Credit Facility (“ABL”), for which the Notes are secured on a junior basis. Assets owned by our non-guarantor subsidiaries are not part of the collateral securing the Notes.

Under the terms of the indenture governing the Notes, MRC must offer to repurchase the Notes at a price equal to 101% of their outstanding principal in the event of a change in control as defined in the indenture. At any time prior to December 15, 2012, MRC may redeem up to 35% of the aggregate principal amount of the Notes at 109.50% plus accrued and unpaid interest, with all or a portion of the net cash proceeds of one or more Qualified Equity Offerings (as defined in the indenture governing the Notes), provided that at least 65% of the aggregate principal amount of the Notes remains outstanding and the redemption occurs within 90 days of the date of the closing of such Qualified Equity Offering. Further, at any time prior to December 15, 2012, MRC may redeem all or part of the Notes, with 15 to 60 days notice, at a redemption price equal to 100% of the principal amount of the Notes redeemed, plus a make-whole premium defined in the indenture governing the Notes, and accrued and unpaid interest to the date of redemption. On or after December 15, 2012, MRC may redeem all or part of the Notes, with 15 to 60 days notice, at the redemption prices set forth in the table below:

Year	Percentage

2012	107.125%
2013	104.750%
2014	102.375%
2015 and thereafter	100.000%

The indenture governing the Notes contains covenants that impose significant restrictions on MRC’s business. The restrictions that these covenants place on MRC and its restricted subsidiaries include limitations on its ability

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and the ability of its restricted subsidiaries to, among other things, incur additional indebtedness, issue certain preferred stock or disqualified capital stock, create liens, pay dividends or make other restricted payments, make certain payments on debt that is subordinated or secured on a basis junior to the Notes, make investments, sell assets, create restrictions on the payment of dividends or other amounts to us from restricted subsidiaries, consolidate, merge, sell or otherwise dispose of all or substantially all of our assets, enter into transactions with our affiliates and designate its subsidiaries as unrestricted subsidiaries. We were in compliance with the covenants contained in our indenture as of and for the years ended December 31, 2010 and 2009.

MRC is required to register with the Securities and Exchange Commission notes having substantially identical terms as the Notes as part of an offer to exchange freely tradable exchange notes for MRC’s Notes. We are required to file an exchange offer registration statement within 470 days after the issue date of the Notes (“filing deadline”) and use our commercially reasonable efforts to cause the exchange offer registration statement to be declared effective within 110 days after the filing deadline (“effectiveness deadline”). The exchange offer is required to be completed within 30 business days of the effectiveness deadline. We may also be required to file a shelf registration statement in certain circumstances. If we fail to meet these deadlines, special interest will accrue and be payable with respect to the Notes. Such interest would be computed at an annual rate of 0.25% for the first 90 days following a failed deadline, an annual rate of 0.50% for the second 90 days, an annual rate of 0.75% for the third 90 days, and an annual rate of 1.00% thereafter. If we failed to meet all applicable deadlines, the maximum total special interest would equate to $3.9 million for the year ending December 31, 2011 and $10.5 million for each succeeding year until the Notes mature on December 15, 2016. No liability has been recorded related to these special interest payments as we have deemed the likelihood of noncompliance to be remote.

In connection with the issuance of the Notes, we paid off our $575 million Term Loan Facility and $450 million Junior Term Loan Facility. These facilities bore interest at a rate per annum equal to, at our option, either (i) the greater of the prime rate and the federal funds rate effective rate plus 0.50%, plus, in either case, 2.25%; or (b) LIBOR plus 3.25% (Term Loan Facility) or LIBOR multiplied by the statutory reserve rate plus 3.25% (Junior Term Loan Facility). We were in compliance with the covenants contained in these facilities as of and during the periods prior to payoff. As a result of these payoffs, we wrote off approximately $14 million of debt issuance costs, which are included in the gain on early extinguishment of debt in our consolidated statements of operations. In 2009, prior to the payoff, we purchased and retired $36 million of our Junior Term Loan Facility and recognized a gain on early extinguishment of $16 million ($10 million, net of deferred income taxes) in our consolidated statements of operations.

Asset-Based Revolving Credit Facility:  MRC is the borrower under a $900 million Asset-Based Revolving Credit Facility (“ABL”). The ABL provides for the extension of both revolving loans and swingline loans and the issuance of letters of credit. The aggregate principal amount of revolving loans outstanding at any time under the ABL may not exceed $900 million, subject to adjustments based on changes in the borrowing base and less the sum of all letters of credit outstanding and the aggregate principal amount of swingline loans outstanding. There is a $60 million sub-limit on swingline loans and the total letters of credit outstanding at any time may not exceed $60 million.

Availability under the $900 million ABL is subject to a borrowing base. The borrowing base is equal to 85% of the sum of eligible accounts receivable and the net orderly liquidation value of eligible inventory, subject to customary reserves and eligibility criteria.

Borrowings under the ABL bear interest at a rate per annum equal to, at our option, either (i) the greater of the prime rate as quoted in The Wall Street Journal and the federal funds effective rate plus 0.50%, plus in either case (a) 2.00% if MRC’s consolidated total debt to consolidated adjusted EBITDA ratio is greater than or equal to 2.75 to 1.00, (b) 1.75% if such ratio is greater than or equal to 2.00 to 1.00 but less than 2.75 to 1.00, or (c) 1.50% if such ratio is less than 2.00 to 1.00; or (ii) LIBOR plus (a) 3.00% if the borrower’s consolidated total debt to consolidated adjusted EBITDA ratio is greater than or equal to 2.75 to 1.00, (b) 2.75% if such ratio is greater than or equal to 2.00

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

to 1.00 but less than 2.75 to 1.00, or (c) 2.50% if such ratio is less than 2.00 to 1.00. Interest on swingline lines is calculated on the basis of the rate described in (i) of the preceding sentence.

In addition, MRC is required to pay a commitment fee with respect to unutilized commitments at a rate per annum equal to (i) 0.50% if our consolidated total debt to consolidated adjusted EBITDA ratio is greater than or equal to 2.75 to 1.00 and (ii) 0.375% if such ratio is less than 2.75 to 1.00. MRC is also required to pay customary letter of credit fees and agency fees.

The ABL provides that MRC has the right at any time to request incremental commitments, but the lenders are under no obligation to provide any such additional commitments. The increase in facility commitments may not exceed the sum of (i) $150 million, plus (ii) only after the entire $150 million is drawn, an amount such that on a pro forma basis, after giving effect to the new facility commitments and certain other specified transactions, the secured leverage ratio will be no greater than 4.75 to 1.00. If MRC were to request any such additional commitments and the existing lenders or new lenders were to agree to provide such commitments, the ABL size could be increased as described above, but our ability to borrow would still be limited by the amount of the borrowing base.

If at any time the aggregate amount of outstanding loans, unreimbursed letter of credit drawings and undrawn letters of credit under the ABL exceeds the lesser of (i) the total revolving credit commitments or (ii) the borrowing base, MRC will be required to repay outstanding loans or cash collateralize letters of credit in an aggregate amount equal to such excess, with no reduction of the commitment amount. If the amount available under the ABL is less than 7% of total revolving credit commitments, or an event of default pursuant to certain provisions of the credit agreement has occurred, MRC would then be required to deposit daily in a collection account managed by the agent under the ABL. MRC may voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans at any time without premium or penalty other than customary “breakage” costs with respect to LIBOR loans. There is no scheduled amortization under the ABL; the principal amount of the loans outstanding is due and payable in full on October 31, 2013.

All obligations under the ABL are guaranteed by MRC’s existing and future wholly owned domestic subsidiaries. All obligations under the ABL are secured, subject to certain significant exceptions, by substantially all of MRC’s assets, including:

•	A first-priority security interest in personal property consisting of inventory and accounts receivable;

•	A second-priority pledge of certain of the capital stock held by us or any subsidiary guarantor; and

•	A second-priority security interest in, and mortgages on, substantially all of our other tangible and intangible assets and of each subsidiary guarantor.

The ABL contains customary covenants which restrict, subject to certain exceptions, the ability of MRC and its subsidiaries to incur additional indebtedness, create liens on assets, engage in mergers, consolidations or sales of assets, dispose of subsidiary interests, make investments, loans or advances, pay dividends, make payments with respect to subordinated indebtedness, enter into sale and leaseback transactions, change the business conducted by MRC and its subsidiaries taken as a whole, and enter into agreements that restrict subsidiary dividends or limit the ability of MRC and its subsidiaries to create or keep liens for the benefit of the lenders with respect to our obligations under the facility.

The facility requires that we continue to maintain interest rate swap, cap and hedge agreements for the purpose of ensuring that no less than 50% of the aggregate principal amount of total indebtedness of MRC and its subsidiaries outstanding is either subject to such interest rate agreements or bears interest at a fixed rate.

Although the credit agreement governing the ABL does not require MRC to comply with any financial ratio maintenance covenants, if less than 7% of the then outstanding credit commitments were available to be borrowed under the ABL at any time, MRC would not be permitted to borrow any additional amounts unless its pro forma

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

ratio of consolidated adjusted EBITDA to consolidated Fixed Charges (as such terms are defined in the credit agreement) were at least 1.0 to 1.0.

The credit agreement also contains customary affirmative covenants and events of default. We were in compliance with the covenants contained in our ABL as of and during the years ended December 31, 2010, 2009 and 2008.

Midfield Revolving Credit Facility:  Midfield Supply ULC (“Midfield”), our Canadian subsidiary, has a Canadian dollar revolving credit facility (“Midfield Revolver”). On October 20, 2010, we increased the maximum limit of the facility to CAD $80 million (USD $80 million as of December 31, 2010) from CAD $60 million (USD $60 million), subject to adjustments based on the borrowing base and less the aggregate letters of credit outstanding under the facility. Letters of credit may be issued under the facility, subject to certain conditions, including a CAD $10 million (USD $10 million) sub-limit.

Borrowings through December 31, 2009 bore interest at either (i) the Canadian prime rate plus 2.00% or (ii) the greater of 2.00% and the rate of interest per annum equal to the rates applicable to Canadian Dollar Bankers’ Acceptances having a comparable term as the proposed loan displayed on the “CDOR Page” of Reuter Monitor Money Rates Services (the “BA Equivalent Rate”), plus 3.50%. After December 31, 2009, the borrowings will bear interest at a rate equal to either (i) the Canadian prime rate, plus (a) 2.25% if the “average daily availability” (as defined in the loan and security agreement for the facility) for the previous fiscal quarter was less than CAD $30 million (USD $30 million), (b) 2.00% if the average daily availability for the previous fiscal quarter was greater than or equal to CAD $30 million (USD $30 million) but less than CAD $60 million (USD $60 million), or (c) 1.75% if the average daily availability for the previous fiscal quarter was greater than or equal to CAD $60 million (USD $60 million), or, at our option, (ii) the BA Equivalent Rate plus (a) 3.75% if the average daily availability for the previous fiscal quarter was less than CAD $30 million (USD $30 million), (b) 3.50% if the average daily availability for the previous fiscal quarter was greater than or equal to CAD $30 million (USD $30 million) but less than CAD $60 million (USD $60 million), or (c) 3.25% if the average daily availability for the previous fiscal quarter was greater than or equal to CAD $60 million (USD $60 million).

The Midfield Revolver is secured by substantially all of Midfield’s and its subsidiary guarantors’ personal property assets including accounts receivable, chattel paper, bank accounts, general intangibles, inventory, investment property, cash and insurance proceeds. The balance of the Revolver is due at its maturity date, November 18, 2012.

The Midfield Revolver required Midfield to maintain adjusted EBITDA of (i) CAD $1.5 million (USD $1.4 million) for the two fiscal quarters ended December 31, 2009, (ii) CAD $4.8 million (USD $4.5 million) for the three fiscal quarters ending March 31, 2010 and (iii) CAD $3.7 million (USD $3.5 million) for the four fiscal quarters ending June 30, 2010. The facility also requires Midfield, beginning with the fiscal quarter ending March 31, 2011, to maintain a leverage ratio of no greater than 3.50 to 1.00 and, beginning with the fiscal quarter ending September 30, 2010, to maintain a fixed charge coverage ratio of at least 1.15 to 1.00. The facility prohibits Midfield and its subsidiaries from making capital expenditures in excess of CAD $10 million (USD $10 million) in the aggregate during any fiscal year, subject to exceptions for certain expenditures and provided that if the actual amount of capital expenditures made in any fiscal year is less than the amount permitted to be made in such fiscal year, up to CAD $0.25 million (USD $0.25 million) of such excess may be carried forward and used to make capital expenditures in the succeeding fiscal year.

Midfield Term Loan Facility:  Midfield also has a CAD $15 million (USD $15 million as of December 31, 2010) term loan facility. The facility provides for revolving loans until July 31, 2011, after which the revolving loans outstanding under the facility convert to term loans that mature on July 31, 2012. The facility is secured by substantially all of Midfield’s and its subsidiary guarantors’ real property and equipment.

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The facility provides for two types of funding, (i) prime-based loans and/or (ii) guaranteed notes. The interest rates for the facility vary based on the type of funding: (i) the prime-based loans bear interest at the Canadian prime rate, plus 3.25% and (ii) the guaranteed notes bear interest at the Canadian Dealer Offered Rate, plus 4.50%.

The Midfield term loan facility contains similar covenants as the Midfield Revolver, as discussed above.

On September 10, 2010, we amended our Midfield Revolver to defer compliance with a leverage ratio covenant until March 31, 2011 and to modify the calculation of a fixed charge covenant ratio for the compliance period ended September 30, 2010. On September 16, 2010, we amended our Midfield term loan facility to defer compliance with a leverage covenant until March 31, 2011 and to defer compliance with a fixed charge coverage ratio until December 31, 2010. At December 31, 2010, we were in compliance with these covenants as amended.

Transmark Revolving Credit Facility:  On September 17, 2010, MRC Transmark, our international subsidiary, refinanced its revolving credit facility (“MRC Transmark Revolver”). This facility provides for borrowings up to €60 million (USD $80 million), with a €20 million (USD $27 million) sub-limit on letters of credit. The facility matures on September 17, 2013.

The facility will be reduced by €10 million (USD $13 million) over its term, as follows: €0.5 million (USD $0.7 million) per quarter starting in the fourth quarter of 2010 through the third quarter of 2012, and then by €1.5 million (USD $2.0 million) per quarter, starting in the fourth quarter of 2012 through the third quarter of 2013.

The facility bears interest at LIBOR or, in relation to any loan in Euros, EURIBOR, plus an applicable margin. The margin varies based on MRC Transmark’s leverage as described in the following table:

MRC Transmark’s Leverage Ratio	Margin

Less than or equal to 0.75:1	1.50%
Greater than 0.75:1, but less than or equal to 1.00:1	1.75%
Greater than 1.00:1, but less than or equal to 1.50:1	2.00%
Greater than 1.50:1, but less than or equal to 2.00:1	2.25%
Greater than 2.00:1	2.50%

The facility is secured by substantially all of the assets of MRC Transmark and its wholly owned subsidiaries.

The facility also requires MRC Transmark to maintain:  (i) an interest coverage ratio not less than 3.50:1 and (ii) a leverage ratio not to exceed 2.50:1. We were in compliance with these covenants as of and for the year ended December 31, 2010.

In connection with the refinancing, MRC Transmark’s existing revolving credit facility and term loan facility were paid off. The previous facilities bore interest at a rate, at our option, of either (i) EURIBOR plus the margin, or, in the case of any currency other than the Euro, (ii) LIBOR plus the margin, in each case for a period of one, three or six months. The margin was based on leverage and ranged from 1.50% to 2.50% (revolving credit facility) and 2.00% to 3.00% (term loan facility). We were in compliance with the covenants contained in these facilities as of and for the periods prior to payoff. Also, in conjunction with the refinancing, we paid approximately $0.2 million to terminate interest rate swap agreements.

Transmark Factoring Facility:  MRC Transmark also maintains a factoring facility for one of its wholly owned subsidiaries. The subsidiary factors all invoices for certain approved customers in transactions through which the lender will advance the face value of the invoices (subject to a 10% withholding deposit). The lender receives a commission of 0.18%. The interest rate on this facility is EURIBOR plus 0.45%.

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Availability:  At December 31, 2010, our availability under our revolving credit facilities was as follows (in millions):

		Eligible
		Collateral (up
	Commitment	to Commitment	Amount	Letters of
	Amount	Amount)	Outstanding	Credit	Availability

ABL	$900	$651	$286	$5	$360
Midfield Revolver	80	71	2	—	69
MRC Transmark Revolver	80	80	23	11	46

	$1,060	$802	$311	$16	$475

Cash on hand:					56

Liquidity at December 31, 2010:					$531

Interest on Borrowings:  Our weighted-average interest rate on average borrowings outstanding at December 31, 2010 and 2009 were as follows:

	December 31,
	2010	2009

9.50% senior secured notes due December 2016	9.88%	9.87%
Asset-based revolving credit facility	3.34%	3.29%
Midfield revolving credit facility	5.00%	4.25%
Midfield term loan facility	5.86%	4.40%
Transmark revolving credit facility	2.61%	2.96%
Transmark term loan facility	—	2.42%
Transmark factoring facility	1.46%	1.16%
Other	—	5.50%

	8.29%	7.72%

Maturities of Long-Term Debt:  At December 31, 2010, annual maturities of long-term debt during the next five fiscal years and thereafter are as follows (in thousands):

2011	$—
2012	22,691
2013	309,612
2014	—
2015	—
Thereafter	1,027,938

NOTE 8 —	DERIVATIVE FINANCIAL INSTRUMENTS

We use derivative financial instruments to help manage our exposure to interest rate risk and fluctuations in foreign currencies.

On December 3, 2007, we entered into a floating to fixed interest rate swap contract, effective December 31, 2007, for a notional amount of $700 million to limit exposure to interest rate increases related to a portion of our floating rate indebtedness. Under the terms of this contract, we paid interest at a fixed rate of approximately 3.91% and received 3-month LIBOR variable interest rate payments monthly. The interest rate swap contract was set to terminate after three years. As of the effective date of the swap contracts, we designated the interest rate swap as a

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

cash flow hedge and the effective portion of the gain or loss on the derivative hedging instrument was reported in other comprehensive income, while the ineffective portion was recorded in current earnings. During the fourth quarter of 2008, one of the underlying participants in our interest rate swap contract declared bankruptcy, resulting in a loss of hedge accounting for that portion of the swap. As a result, the change in the fair value of that portion of the interest rate swap contract ($175 million) was recorded in current earnings in 2008. Also, the portion of the swap that was previously included in other comprehensive income was being amortized over the remaining life of the agreement. On June 29, 2009, we removed the designation of the swap as a cash flow hedge. As a result, changes in the fair value of the interest rate swap contract were recorded in earnings. The remaining portion of the swap, that was previously included in other comprehensive income, was being amortized over the remaining life of the contract. On January 22, 2010, we paid $25 million to terminate this interest rate swap contract.

Effective March 31, 2009, we entered into a freestanding, $500 million interest rate swap contract to pay interest at a fixed rate of approximately 1.77% and receive 1-month LIBOR variable interest rate payments monthly through March 31, 2012. We also have other interest rate swap contracts and foreign exchange forward contracts, which are not material. All of our derivative instruments are freestanding and, accordingly, changes in their fair market value are recorded in earnings.

The table below provides data about the fair value of our interest rate swap derivatives that are recorded in our consolidated balance sheets (in thousands):

	December 31, 2010		December 31, 2009
	Assets	Liabilities	Assets	Liabilities

Derivatives not designated as hedging instruments:
Interest rate contracts(1)	$—	$8,975	$—	$26,773
Foreign exchange forward contracts(2)	—	209	—	955

(1)	Included in “Accrued expenses and other current liabilities” in our consolidated balance sheets. The total notional amount of our interest rate contracts approximated $.5 billion and $1.2 billion at December 31, 2010 and 2009.

(2)	Included in “Other current assets” and “Accrued expenses and other current liabilities” in our consolidated balance sheets. The total notional amount of our foreign exchange forward contracts approximated $8 million and $21 million at December 31, 2010 and 2009.

The table below provides data about the amount of gains and (losses) recognized in our consolidated statements of operations on our interest rate swap derivatives (in thousands):

	Year Ended December 31,
	2010	2009	2008

Derivatives designated as hedging instruments:
Interest rate contracts(1)	$—	$(27,925)	$(255)
Derivatives not designated as hedging instruments:
Interest rate contracts	(5,548)	8,045	(5,978)
Foreign exchange forward contracts	622	901	—

(1)	On June 29, 2009, we removed the designation of our $700 million swap as a cash flow hedge. As a result, we reclassified $28 million from accumulated other comprehensive income to earnings. The amount is included in “Interest expense” in our consolidated statements of operations.

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 9 —	INCOME TAXES

The components of our (loss) income before income taxes were (in thousands):

	Year Ended December 31,
	2010	2009	2008

United States	$(59,375)	$(273,416)	$385,338
Foreign	(15,802)	(81,338)	21,411

	$(75,177)	$(354,754)	$406,749

Income taxes included in the consolidated statements of operations consist of (in thousands):

	Year Ended December 31,
	2010	2009	2008

Current:
Federal	$(26,111)	$32,684	$149,123
State	(1,709)	3,609	13,885
Foreign	1,794	(2,039)	8,916

	(26,026)	34,254	171,924
Deferred:
Federal	5,801	(44,214)	(15,252)
State	458	(3,443)	(2,462)
Foreign	(3,586)	(1,580)	(947)

	2,673	(49,237)	(18,661)

Income tax (benefit) expense	$(23,353)	$(14,983)	$153,263

Our effective tax rate varied from the statutory federal income tax rate for the following reasons (in thousands):

	Year Ended December 31,
	2010	2009	2008

Federal tax expense at statutory rates	$(26,311)	$(124,246)	$142,362
State taxes	(813)	6	7,424
Nondeductible expenses	1,024	1,303	766
Goodwill impairment charge	—	104,049	—
Foreign	701	3,501	475
Change in valuation allowance	1,615	—	—
Other	431	404	2,236

Income tax (benefit) expense	$(23,353)	$(14,983)	$153,263

Effective tax rate	31.1%	4.2%	37.7%

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Significant components of our current deferred tax assets and liabilities are as follows (in thousands):

	December 31,
	2010	2009

Deferred tax assets:
Accounts receivable valuation	$1,141	$3,419
Accruals and reserves	2,445	8,808
Net operating loss carryforwards	3,005	2,389
Other	3,103	1,730

Total deferred tax assets	9,694	16,346
Valuation allowance	(1,615)	—

	8,079	16,346
Deferred tax liabilities:
Accounts receivable	(4,550)	(4,549)
Inventory valuation	(73,470)	(62,306)
Property, plant and equipment	(21,006)	(12,281)
Interest in foreign subsidiary	(9,813)	(7,829)
Investments	—	(7,269)
Intangible assets	(266,437)	(292,987)
Debt	(5,745)	(5,744)
Other	(777)	(1,329)

Total deferred tax liabilities	(381,798)	(394,294)

Net deferred tax liability	$(373,719)	$(377,948)

The valuation allowance is based on our estimate that the recovery of certain deferred tax assets will not be likely. At December 31, 2010, the valuation allowance related to net operating loss carryforwards in certain foreign jursidictions.

In the United States, we had approximately $0.4 million of federal and $104 million of state net operating loss carryforwards as of December 31, 2010, which will expire in future years through 2030. In certain non-U.S. jurisdictions, we had $13 million of net operating loss carryforwards, in which $11 million have no expiration and $2 million will expire in future years through 2015.

Undistributed earnings of our foreign subsidiaries were approximately $126 million and $105 million for the years ended December 31, 2010 and 2009. These earnings are expected to be indefinitely reinvested outside of the United States and, therefore, no provision for United States federal or state income taxes has been made. If we were to distribute these earnings, they would be taxed at approximately the U.S. statutory rate. Foreign tax credits may be available to reduce the resulting United States tax liability.

Income tax returns are filed in tax jurisdictions around the world. We are no longer subject to U.S. federal income tax examination for all years through 2006 and the statute of limitations at our international locations is generally six to seven years.

At December 31, 2010 and 2009, our unrecognized tax benefits were immaterial to our consolidated financial statements.

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 10 —	STOCKHOLDERS’ EQUITY

Preferred Stock

We have authorized 150,000,000 shares of preferred stock. Our Board of Directors has the authority to issue shares and set the terms of the shares of preferred stock. As of December 31, 2010 and 2009, there were no shares of preferred stock issued or outstanding.

Dividends

On May 21, 2008, our Board of Directors approved a dividend of $475 million to our stockholders, of which $474 million was distributed to PVF Holdings LLC and $1 million was held by us in accordance with the terms of our restricted stock award agreements with holders of our restricted stock. On December 18, 2009, we paid a special $3 million dividend to our stockholders for taxes relating to the original dividend distribution in May 2008.

As more fully described in Note 7, our debt covenants restrict our ability to pay dividends without approval of our lenders.

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss in the accompanying consolidated balance sheets consists of the following (in thousands):

	December 31,
	2010	2009

Currency translation adjustments	$(18,703)	$(13,996)
Pension related adjustments	(1,153)	651

Accumulated other comprehensive loss	$(19,856)	$(13,345)

Earnings per Share

Earnings per share are calculated in the table below (in thousands, except per share amounts). Stock options and restricted stock are disregarded in this calculation if they are determined to be anti-dilutive.

	Year Ended December 31,
	2010	2009	2008

Net (loss) income	$(51,824)	$(339,771)	$253,486

Average basic shares outstanding	168,768	158,134	155,292
Effect of dilutive securities	—	—	364

Average dilutive shares outstanding	168,768	158,134	155,656

Net (loss) income per share:
Basic	$(0.31)	$(2.15)	$1.63
Diluted	$(0.31)	$(2.15)	$1.63

For the years ended December 31, 2010, 2009 and 2008, our anti-dilutive stock options approximated 3.9 million, 4.0 million and 3.5 million and our anti-dilutive restricted stock approximated 0.2 million, 0.3 million and 0.3 million.

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 11 —	EMPLOYEE BENEFIT PLANS

Stock Option and Restricted Stock Plans:  Under the terms of the 2007 Stock Option Plan, options may not be granted at prices less than their fair market value on the date of the grant, nor for a term exceeding ten years. Vesting generally occurs in one-third increments on the third, fourth and fifth anniversaries of the date specified in the employees’ respective option agreements, subject to accelerated vesting under certain circumstances set forth in the option agreements. We expense the fair value of the stock option grants on a straight-line basis over the vesting period. A Black-Scholes option-pricing model is used to estimate the fair value of the stock options.

Under the terms of the restricted stock plan, restricted stock may be granted at the direction of the Board of Directors and vesting generally occurs in one-fourth increments on the second, third, fourth and fifth anniversaries of the date specified in the employees’ respective restricted stock agreements, subject to accelerated vesting under certain circumstances set forth in the restricted stock agreements. We expense the fair value of the restricted stock grants on a straight-line basis over the vesting period.

During the year ended December 31, 2010, the following activity occurred under our stock option and restricted stock plans:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Options	Price	Term	Value
			(years)	(thousands)

Stock Options
Balance at December 31, 2009	3,979,210	$9.77
Granted	190,702	11.31
Exercised	—	—
Forfeited	(215,843)	8.38
Expired	(16,947)	4.82

Balance at December 31, 2010	3,937,122	$9.95	7.7	$3,021

At December 31, 2010:
Options exercisable	809,363	$8.99	7.2	$994
Options outstanding and vested	809,363	$8.99	7.2	$994
Options outstanding, vested and expected to vest	3,729,121	$10.02	7.7	$2,795

		Weighted
		Average
		Grant-Date
	Shares	Fair Value

Restricted Stock
Nonvested at December 31, 2009	227,885	$5.57
Granted	—	—
Vested	(50,664)	4.71
Forfeited	(21,756)	4.71

Nonvested at December 31, 2010	155,465	$5.97

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the years ended December 31, 2010, 2009 and 2008, the following activity occurred under our stock option and restricted stock plans:

	Year Ended December 31,
	2010	2009	2008

Stock Options
Weighted-average, grant-date fair value of awards granted	$2.55	$0.91	$3.82
Total intrinsic value of stock options exercised	$—	$—	$—
Total fair value of stock options vested	$727,441	$23,061	$—
Restricted Stock
Weighted-average, grant-date fair value of awards granted	$—	$466,505	$—
Total fair value of restricted stock vested	$514,082	$955,866	$—

Stock Options

Following are the weighted-average assumptions used to estimate the fair values of our stock options:

		Year Ended December 31,
	2010	2009	2008

Risk-free interest rate	2.54%	2.45%	3.14%
Dividend yield(1)	0.00%	0.00%	0.00%
Expected volatility	22.07%	22.07%	22.07%
Expected life (in years)	6.2	6.2	6.2

(1)	The expected dividend yield reflects the restriction on our ability to pay dividends and does not anticipate “special” dividends.

During 2009, we modified the exercise price of approximately 1.8 million stock option grants from $17.62 to $12.50. Also, in conjunction with the $3 million dividend paid during 2009, we reduced the exercise prices of the outstanding options by between $0.01 and $0.02 per option. The effect of the modifications were evaluated and accounted for in accordance with Generally Accepted Accounting Principles, ASC 718 Compensation — Stock Compensation. Expense associated with the options continues to be recognized at a minimum at the original grant date fair value.

Restricted Common Units:  Certain of our key employees received restricted common units of PVF Holdings LLC that vest over a three-to-five year requisite service period. At December 31, 2010, all of the restricted common units were either vested or forfeited. Prior to full vesting or forfeiture, the expense was being recognized on a straight-line basis over the vesting period.

Profits Units:  Certain of our key employees received profit units in PVF Holdings LLC that vest over a five-year requisite service period. The holders of these units are entitled to a share of any distributions made by PVF Holdings LLC once common unit holders have received a return of their capital contributions (for purposes of the Amended and Restated Limited Liability Company Agreement of PVF Holdings LLC, dated October 31, 2007, as amended). Expense is being recognized on a straight-line basis over the vesting period.

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Recognized compensation expense and related income tax benefits under our equity-based compensation plans are set forth in the table below (in thousands):

	Year Ended December 31,
	2010	2009	2008

Equity-based compensation expense:
Stock options	$2,425	$3,077	$1,911
Restricted stock	253	247	241
Restricted common units	(337)	2,466	1,130
Profit units	1,403	2,040	6,959

Total equity-based compensation expense	$3,744	$7,830	$10,241

Income tax benefits related to equity-based compensation	$1,383	$2,892	$3,584

Unrecognized compensation expense under our equity-based compensation plans is set forth in the table below (in thousands):

	Weighted-
	Average Vesting	December 31,
	Period (in years)	2010

Unrecognized equity-based compensation expense:
Stock options	2.8	$9,994
Restricted stock	2.5	610
Restricted common units	—	—
Profit units	1.5	2,012

Total unrecognized equity-based compensation expense		$12,616

Defined Contribution Employee Benefit Plans:  Employees may participate in the McJunkin Red Man Retirement Plan, under which any employee who has completed at least six months of service may elect to defer a percentage of their base earnings, pursuant to Section 401(k) of the Internal Revenue Code. In addition, we make matching contributions with respect to participant contributions. Effective January 1, 2009, the six months of service requirement was eliminated and employees may immediately make a deferral election upon hire. The McJunkin Red Man Retirement Plan also features a discretionary profit-sharing component. This provides for annual employer contributions, generally based upon a formula related primarily to earnings, limited to 15% of the eligible compensation paid to all eligible employees. Employees must have at least six months of service to receive a profit-sharing contribution.

Eligible employees of Midfield Supply ULC located in Canada participate in a Registered Retirement Savings Plan after three months of service. Elective contributions are made on an employee-by-employee basis.

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

We maintain defined contribution plans in the following international locations:

Approximate
Country	Employer Contribution

Belgium	Service prior to January 1, 1999, contributions at a rate of 1.5% of salary
Service after January 1, 1999, contributions at a rate of 4% of salary
Australia	Statutory minimum of 9% of salary
United Kingdom	Employer contributions at rates of 5%, 8% and 10% of salary
New Zealand	Service after April 1, 2008, statutory minimum of 1% of salary in 2008, and 2% of salary thereafter
Service prior to April 1, 2008, contributions at a rate of 5% of salary
France	Employer contribution rate of 6% of salary

Our provisions for the defined contribution plans are set forth in the table below (in thousands):

	Year Ended December 31,
	2010	2009	2008

Defined contribution plans	$5,179	$4,075	$3,152
Profit-sharing expenses	—	—	25,530

	$5,179	$4,075	$28,682

Defined Benefit Employee Benefit Plans:  We sponsor defined benefit pension plans in Europe for two subsidiaries of MRC Transmark. Independent trusts or insurance companies administer these plans. Benefits are dependent on years of service and the employees’ compensation. Pension costs under our retirement plans are actuarially determined.

The following tables set forth the benefit obligations, the fair value of the plan assets and the funded status of our pension plans; and the amounts recognized in our consolidated financial statements (in thousands):

	December 31,
	2010	2009

Change in projected benefit obligation:
Projected benefit obligation at beginning of period	$26,277	$—
Acquisition of Transmark	—	26,744
Service cost	927	168
Interest cost	1,315	234
Actuarial loss	2,362	30
Benefits paid	(1,139)	(211)
Expenses paid	(133)	—
Foreign currency exchange	(2,071)	(688)

Projected benefit obligation at end of period	$27,538	$26,277

Accumulated benefit obligation at end of period	$25,388	$24,702

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31,
	2010	2009

Change in plan assets:
Fair value of plan assets at beginning of period	$29,838	$—
Acquisition of Transmark	—	29,059
Return on plan assets	1,703	1,115
Employer contributions	755	356
Participant contributions	457	408
Benefits paid	(1,139)	(211)
Expenses paid	(133)	—
Foreign currency exchange	(2,250)	(889)

Fair value of plan assets at end of period	$29,231	$29,838

Funded status and net amounts recognized:
Plan assets, net of projected benefit obligation	$1,693	$3,561
Unrecognized actuarial loss (gain)	1,401	(814)

Net amount recognized in the consolidated balance sheets	$3,094	$2,747

Amounts recognized in the consolidated balance sheets consist of:
Noncurrent other assets	$2,306	$4,393
Noncurrent other liabilities	(613)	(832)

Accrued benefit obligation	1,693	3,561
Other comprehensive income loss (income)	1,401	(814)

Net amount recognized in the consolidated balance sheets	$3,094	$2,747

The following table sets forth our net periodic pension cost (in thousands):

	Year Ended December 31,
	2010	2009

Service cost	$927	$168
Interest cost	1,315	234
Expected return on plan assets	(1,498)	(248)
Net periodic pension cost	$744	$154

Valuation:  We use the corridor approach in the valuation of our defined benefit plans. The corridor approach defers all actuarial gains and losses resulting from variances between actual results and economic estimates or actuarial assumptions. These unrecognized gains and losses are amortized when the net gains and losses exceed 10% of the greater of the market-related value of plan assets or the projected benefit obligation at the beginning of the year. The amount in excess of the corridor is amortized over the average remaining service period to retirement date for active plan participants or, for retired participants, the average remaining life expectancy.

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table sets forth the principal weighted-average assumptions used to determine benefit obligation and benefit costs:

	Year Ended December 31,
	2010	2009

Benefit obligation:
Discount rate	5.00%	5.38%
Rate of compensation increase	2.00%	2.00%
Benefit cost:
Discount rate	5.00%	5.38%
Rate of compensation increase	2.00%	2.00%
Expected return on plan assets	5.55%	5.93%

We determine our discount rates in the Euro zone using the iBoxx Euro Corporate AA Bond indices, with appropriate adjustments for the duration of the plan obligations.

The expected rate of return is assessed annually and is based on long-term relationships among major asset classes and the level of incremental returns that can be earned by investment management strategies. Equity returns are based on estimates of long-term inflation rates, real rates of return, fixed income premiums over cash and equity risk premiums. Fixed income returns are based on maturity, long-term inflation, real rates of return and credit spreads. Insurance contract returns are based upon the average fixed return on contracts and the historical supplemental profit sharing of the insurers.

Plan Assets:  The investment objective for the plans are to earn a long-term expected rate of return, net of investment fees and transaction costs, to satisfy the benefit obligations of the plan, while at the same time maintaining sufficient liquidity to pay benefit obligations and expenses and meet any other cash needs, in the short-to-medium term.

The following table sets forth the weighted-average target asset allocations for our pension plans:

	2010	2009

Fixed income securities	73%	76%
Equity securities	22%	19%
Insurance contracts	5%	5%

Total	100%	100%

Our investment policies and strategies for the pension benefit plans do not use target allocations for the individual asset categories. Our goals are to maximize returns subject to specific risk management policies. We address diversification by the use of investments in domestic and international fixed income securities and domestic and international equity securities. These investments are readily marketable and can be sold to fund benefit obligations as they become payable.

Our defined benefit plan assets are measured at fair value on a recurring basis and include the following items:

Cash and cash equivalents:  Foreign and domestic currencies, as well as short-term securities, are valued at cost plus accrued interest, which approximates fair value.

Corporate stock and fixed income:  Valued at the closing price reported on the active market in which the individual securities are traded. Automated quotes are provided by multiple pricing services and validated by the plan custodian. These securities are traded on exchanges, as well as in the over-the-counter market.

Insurance contracts:  Valued at contributions made, plus earnings, less participant withdrawals and administrative expenses, which approximates fair value.

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table sets forth the fair values of our pension plan assets (in thousands):

	Total	Level 1	Level 2	Level 3

December 31, 2010
Cash and cash equivalents	$200	$200	$—	$—
Fixed income	19,250	19,250	—	—
Mutual fund	5,886	5,886	—	—
Insurance contracts	3,895	—	3,895	—

	$29,231	$25,336	$3,895	$—

December 31, 2009
Cash and cash equivalents	$223	$223	$—	$—
Fixed income	20,098	20,098	—	—
Mutual fund	5,667	5,667	—	—
Insurance contracts	3,850	—	3,850	—

	$29,838	$25,988	$3,850	$—

The financial objectives of the qualified pension plans are estimated in conjunction with a comprehensive review of each plan’s liability structure. Our asset allocation policy is based on detailed asset/liability analyses. In developing investment policy and financial goals, consideration is given to each plan’s demographics, the returns and risks associated with alternative investment strategies and the current and projected cash, expense and funding ratios of each plan. Investment policies must also comply with local statutory requirements as determined by each country. We have adopted a long-term investment horizon such that the risk and duration of investment losses are weighed against the long-term potential for appreciation of assets. Although there cannot be complete assurance that these objectives will be realized, it is believed that the likelihood for their realization is reasonably high, based upon the asset allocation chosen and the historical and expected performance of the asset classes utilized by the plans. The intent is for investments to be broadly diversified across asset classes, investment styles, market sectors, investment managers, developed and emerging markets and securities in order to moderate portfolio volatility and risk. Investments may be in separate accounts, commingled trusts, mutual funds and other pooled asset portfolios provided they all conform to fiduciary standards.

External investment managers are hired to manage pension assets. Over the long-term, the investment portfolio is expected to earn returns that exceed a composite of market indices that are weighted to match each plan’s target asset allocation. The portfolio return should also (over the long-term) meet or exceed the return used for actuarial calculations in order to meet the future needs of the plan.

We expect to contribute approximately $0.7 million to our defined benefit pension plans in 2011.

The table below reflects pension benefits expected to be paid from the plan assets for the next ten years (in thousands). The expected benefits are based on the same assumptions used to measure our benefit obligation at December 31, 2010 and include estimated future employee service.

2011	$1,164
2012	1,231
2013	1,543
2014	1,333
2015	1,948
2016-2020	7,692

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 12 —	RELATED-PARTY TRANSACTIONS

Europump Systems Inc.

Certain Midfield Supply ULC employees, who are shareholders, serve as executive officers of Europump Systems Inc. (“Europump”). Europump is engaged in the business of selling, servicing and renting industrial pumps. On July 1, 2007, we entered into a five-year distribution agreement with Europump. During the years ended December 31, 2010, 2009 and 2008, our purchases from Europump approximated $28 million, $10 million and $23 million. At December 31, 2010 and 2009, we had payables to Europump of approximately $1 million and $2 million. During the years ended December 31, 2010, 2009 and 2008, our sales to Europump approximated $0.8 million, $0.6 million and $0.4 million. At December 31, 2010 and 2009, we had receivables of approximately $0.3 million and $0.2 million from Europump.

Credit Facilities

Goldman Sachs Credit Partners L.P. (“GSCP”), an affiliate of the Goldman Sachs Funds, is a co-lead arranger and joint bookrunner under the Asset-Based Revolving Credit Facility, and was the co-lead arranger and joint bookrunner under the Term Loan Facility and the Junior Term Loan Facility and was also the syndication agent under the Term Loan Facility and the Junior Term Loan Facility.

Payments made to affiliates of the Goldman Sachs Funds in connection with our credit facilities are set forth in the following table (in thousands):

	Year Ended December 31,
	2010	2009	2008

Affiliates of the Goldman Sachs Funds	$700	$10,750	$4,400

Leases

We lease land and buildings at various locations from Hansford Associates Limited Partnership (“Hansford Associates”), Appalachian Leasing Company (“Appalachian Leasing”), Prideco LLC (“Prideco”) and former Midfield shareholders. We lease equipment and vehicles from Prideco. Certain of our officers and directors participate in ownership of Hansford Associates, Appalachian Leasing and Prideco. Most of these leases are renewable for various periods through 2016 and are renewable at our option. The renewal options are subject to escalation clauses. These leases contain clauses for payment of real estate taxes, maintenance, insurance and certain other operating expenses of the properties.

Rent expense attributable to related parties is set forth in the following table (in thousands):

	Year Ended December 31,
	2010	2009	2008

Hansford Associates	$2,545	$2,547	$2,468
Appalachian Leasing	174	170	165
Prideco	1,510	2,374	3,281
Former Midfield shareholders	2,484	1,998	1,138

	$6,713	$7,089	$7,052

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Future minimum rental payments required under operating leases with related parties that have initial or remaining noncancelable lease terms in excess of one year are set forth in the following table (in thousands):

					2015 and
	2011	2012	2013	2014	thereafter

Hansford Associates	$2,237	$652	$528	$203	$—
Appalachian Leasing	174	142	120	—	—
Prideco	557	83	13	—	—
Former Midfield shareholders	2,010	1,563	1,238	686	551

	$4,978	$2,440	$1,899	$889	$551

Affiliates of the Goldman Sachs Funds

On September 1, 2009, we entered into a supply agreement with an affiliate of the Goldman Sachs Funds pursuant to which we have agreed to provide maintenance, repair and operating supplies and related products for an initial term expiring on December 31, 2014. Also, our customer base includes several affiliates of the Goldman Sachs Funds.

The total revenues from these affiliates are set forth in the following table (in thousands):

	Year Ended December 31,
	2010	2009	2008

Affiliates of the Goldman Sachs Funds	$24,430	$17,839	$41,968

The total receivables due from these affiliates are set forth in the following table (in thousands):

	Year Ended December 31,
	2010	2009

Affiliates of the Goldman Sachs Funds	$1,900	$1,223

In January of 2010, we engaged an affiliate of the Goldman Sachs Funds to provide insurance brokerage services. During 2010, we paid this affiliate approximately $2 million.

Certain affiliates of the Goldman Sachs Funds are counterparties to our interest rate swap agreements. The notional amount attributable to these affiliates was $325 million and $675 million of the $0.5 billion and $1.2 billion outstanding at December 31, 2010 and 2009.

NOTE 13 —	SEGMENT, GEOGRAPHIC AND PRODUCT LINE INFORMATION

We operate as two business segments, North America and International. Our North American segment consists of our operations in the United States and Canada. Our International segment consists of our operations outside of North America, principally Europe, Asia and Australasia. These segments represent our business of selling pipe, valves and fittings to the energy and industrial sectors, across each of the upstream (exploration, production and extraction of underground oil and gas), midstream (gathering and transmission of oil and gas, gas utilities, and the storage and distribution of oil and gas) and downstream (crude oil refining, petrochemical processing and general industrials) markets.

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table presents financial information for each segment (in millions):

	Year Ended December 31,
	2010	2009	2008

Sales
North America	$3,589.9	$3,610.1	$5,255.2
International	255.6	51.8	—

Consolidated revenues	$3,845.5	$3,661.9	$5,255.2

Depreciation and amortization
North America	$14.8	$14.0	$11.3
International	1.8	0.5	—

Total depreciation and amortization expense	$16.6	$14.5	$11.3

Amortization of intangibles
North America	$44.1	$44.6	$44.4
International	9.8	2.0	—

Total amortization of intangibles expense	$53.9	$46.6	$44.4

Goodwill and intangible impairment
North America	$—	$386.1	$—
International	—	—	—

Total goodwill and intangible impairment	$—	$386.1	$—

Operating income (loss)
North America	$59.9	$(250.5)	$500.0
International	10.4	3.8	—

Total operating income (loss)	70.3	(246.7)	500.0
Interest expense	139.6	116.5	84.5
Other expense (income)	5.9	(8.4)	8.8

(Loss) income before income taxes	$(75.2)	$(354.8)	$406.7

	December 31,
	2010	2009

Goodwill
North America	$509.5	$506.6
International	39.9	43.1

Total goodwill	$549.4	$549.7

Total assets
North America	$2,748.7	$2,772.3
International	242.5	310.9

Total assets	$2,991.2	$3,083.2

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The percentages of our revenues relating to the following geographic areas are as follows:

	Year Ended December 31,
	2010	2009	2008

Revenues
United States	80%	88%	88%
Canada	13%	11%	12%
International(1)	7%	1%	—

	100%	100%	100%

	December 31,
	2010	2009

Fixed assets
United States	63%	62%
Canada	28%	29%
International(1)	9%	9%

	100%	100%

(1)	International includes our operations in Europe, Asia and Australasia.

The percentages of our net sales by product line are as follows:

	Year Ended December 31,
Type	2010	2009	2008

Energy carbon steel tubular products	38%	40%	44%
Oilfield and natural gas distribution products	62%	60%	56%

	100%	100%	100%

NOTE 14 —	FAIR VALUE MEASUREMENTS

We used the following methods and significant assumptions to estimate fair value for assets and liabilities recorded at fair value.

Assets Held for Sale:  Included in assets held for sale at December 31, 2009 were certain investments held for sale that were reported at fair value utilizing Level 1 inputs. The fair value of these investments held for sale was determined by obtaining quoted prices on nationally recognized securities exchanges. We sold these investments in June 2010.

Interest Rate Contracts:  Interest rate contracts are reported at fair value utilizing Level 2 inputs. We obtain dealer quotations to value our interest rate swap agreements. These quotations rely on observable market inputs such as yield curves and other market-based factors.

Foreign Exchange Forward Contracts:  Foreign exchange forward contracts are reported at fair value utilizing Level 2 inputs, as the fair value is based on broker quotes for the same or similar derivative instruments.

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table presents assets and liabilities measured at fair value on a recurring basis, and the basis for that measurement (in thousands):

	Total	Level 1	Level 2	Level 3

December 31, 2010
Assets:	$—	$—	$—	$—
Liabilities:
Interest rate swap agreements	8,975	—	8,975	—
Foreign exchange forward contracts	209	—	209	—
December 31, 2009
Assets:
Assets held for sale (marketable equity securities)	$22,690	$22,690	$—	$—
Liabilities:
Foreign exchange forward contracts	955	—	955	—
Interest rate swap agreements	26,773	—	26,773	—

The following table presents the carrying value and estimated fair value of our financial instruments that are carried at adjusted historical cost (in thousands):

	December 31, 2010		December 31, 2009
	Carrying	Estimated	Carrying	Estimated
	Value	Fair Value	Value	Fair Value

Financial assets
Cash	$56,202	$56,202	$56,244	$56,244
Accounts receivable, net	596,404	596,404	506,194	506,194
Financial liabilities
Trade accounts payable	426,632	426,632	338,512	338,512
Accrued expenses and other liabilities	102,807	102,807	120,816	120,816
Long-term debt	1,360,241	1,292,826	1,452,610	1,435,110

The carrying values of our financial instruments, including cash and cash equivalents, accounts receivable, trade accounts payable and accrued liabilities, approximate fair value because of the short maturity of these financial instruments.

We estimated the fair value of the senior secured notes using quoted market prices as of December 31, 2010 and 2009.

We estimated the fair value of our ABL based on dealer quotations as of December 31, 2010. The ABL was repriced late in December 2009; therefore, at December 31, 2009, the carrying value was deemed to approximate the fair value. The carrying values of the remaining portions of our long-term debt approximate their fair values.

NOTE 15 —	COMMITMENTS AND CONTINGENCIES

Leases

We regularly enter into operating and capital lease arrangements for certain of our facilities and equipment. Our leases are renewable at our option for various periods through 2019. Certain renewal options are subject to escalation clauses and contain clauses for payment of real estate taxes, maintenance, insurance and certain other operating expenses of the properties. Leases with escalation clauses based on an index, such as the consumer price index, are expensed and projected based on current rates. Leases with specified escalation steps are expensed and projected based on the rate in effect in the respective period which is not materially different than the straight-line

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

method. We amortize leasehold improvements over the remaining life of the lease. Rental expense under our operating lease arrangements is as follows:

	Year Ended December 31,
	2010	2009	2008

Operating rental expense	$37,804	$30,371	$24,982

Future minimum lease payments under noncancelable operating and capital lease arrangements having initial terms of one year or more are as follows (in thousands):

	Operating	Capital
	Leases	Leases

2011	$27,576	$1,181
2012	22,445	1,192
2013	16,265	1,203
2014	10,627	1,087
2015	8,382	754
Thereafter	5,618	3,195

	$90,913	$8,612

Litigation

We are involved in various legal proceedings and claims, both as a plaintiff and a defendant, which arise in the ordinary course of business.

These legal proceedings include claims where we are named as a defendant in lawsuits brought against a large number of entities by individuals seeking damages for injuries allegedly caused by certain products containing asbestos. As of December 31, 2010, we are a defendant in lawsuits involving approximately 940 such claims. Each claim involves allegations of exposure to asbestos-containing materials by a single individual or an individual, his or her spouse and/or family members. The complaints typically name many other defendants. In a majority of these lawsuits, little or no information is known regarding the nature of the plaintiffs’ alleged injuries or their connection with the products distributed by us. Through December 31, 2010, lawsuits involving over 11,700 claims have been brought against us with the majority being settled, dismissed or otherwise resolved. In total, since the first asbestos claim brought against us through December 31, 2010, approximately $1.2 million has been paid to asbestos claimants in connection with settlements of claims against us without regard to insurance recoveries.

There was an increase in the number of claims filed during the fiscal years ending December 31, 2009 and December 31, 2010. We believe that this increase is due to a recent increase in the marketing efforts by personal injury law firms in West Virginia and Pennsylvania. Although we do not know whether this is a trend that will continue in the near term, in the long term, we anticipate that asbestos-related litigation against us will decrease as the incidence of asbestos-related disease in the general U.S. population decreases.

We conducted analyses of asbestos-related litigation in order to estimate the adequacy of the reserve for pending and probable asbestos-related claims. These analyses consist of separately estimating our reserve with respect to pending claims (both those scheduled for trial and those for which a trial date had not been scheduled), mass filings (including lawsuits brought in West Virginia each involving many — in some cases over a hundred — plaintiffs, which include little information regarding the nature of each plaintiff’s claim and historically have rarely resulted in any payments to plaintiffs) and probable future claims. A key element of the analysis is categorizing our claims by the type of disease alleged by the plaintiffs and developing “benchmark” estimated settlement values for each claim category based on our historical settlement experience. These estimated settlement values are applied to each of our pending individual claims. With respect to pending claims where the disease type is unknown, the

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

outcome is projected based on the historic ratio of disease types among filed claims (or “disease mix”) and dismissal rate. The reserve with respect to mass filings is estimated by determining the number of individual plaintiffs included in the mass filings likely to have claims resulting in settlements based on our historical experience with mass filings. Finally, probable claims expected to be asserted against us over the next fifteen years are estimated based on public health estimates of future incidences of certain asbestos-related diseases in the general U.S. population. Estimated settlement values are applied to those projected claims. Our annual assessment, dated September 30, 2010, projected our payments to asbestos claimants over the next fifteen years are estimated to range from $5 million to $10 million. Given these estimates and existing insurance coverage that historically has been available to cover substantial portions of our past payments to claimants and defense costs, we believe that our current accruals and associated estimates relating to pending and probable asbestos-related litigation likely to be asserted over the next fifteen years are currently adequate. Our belief that our accruals and associated estimates are currently adequate, however, relies on a number of significant assumptions, including:

•	That our future settlement payments, disease mix and dismissal rates will be materially consistent with historic experience;

•	That future incidences of asbestos-related diseases in the U.S. will be materially consistent with current public health estimates;

•	That the rates at which future asbestos-related mesothelioma incidences result in compensable claims filings against us will be materially consistent with its historic experience;

•	That insurance recoveries for settlement payments and defense costs will be materially consistent with historic experience;

•	That legal standards (and the interpretation of these standards) applicable to asbestos litigation will not change in material respects;

•	That there are no materially negative developments in the claims pending against us; and

•	That key co-defendants in current and future claims remain solvent.

If any of these assumptions prove to be materially different in light of future developments, liabilities related to asbestos-related litigation may be materially different than amounts accrued and/or estimated. Further, while we anticipate that additional claims will be filed in the future, we are unable to predict with any certainty the number, timing and magnitude of such future claims.

On July 30, 2010, an action was brought against the Company in Delaware Chancery Court by a former shareholder of our predecessor, McJunkin Corporation, on his own behalf and as trustee for a trust, alleging the Company has not fully complied with a contractual obligation to divest of certain noncore assets contained in the December 2006 merger agreement and seeking damages and equitable relief. We have also received written notice from other former shareholders who similarly claim the Company has not fully complied with that contractual obligation. We believe that this action, and the related claim of other shareholders, is without merit and we intend to vigorously defend ourselves against the allegations. On September 28, 2010, the Company filed a motion to dismiss the action in its entirety. On February 11, 2011, the Court granted the Company’s motion to dismiss the claims for equitable relief with prejudice, but denied the motion to dismiss the contractual claims. The Company submitted its response to the remaining claims in March 2011.

In the summer of 2010, our customer NiSource, Inc. notified McJunkin Red Man Corporation that certain 1” polyethylene pipe manufactured by PolyPipe, Inc. may be defective. PolyPipe, Inc. filed a petition in the District Court in Cooke County, Texas against McJunkin Red Man Corporation and NiSource, Inc. seeking, among other things, a declaratory judgment that PolyPipe, Inc. is not responsible for certain costs relating to the defendants’ alleged failure to track and record the installation locations of the pipe and certain expenditures implementing the potential remediation plan. PolyPipe, Inc. subsequently filed a notice of non-suit without prejudice, requesting that

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the Court dismiss PolyPipe’s claims without prejudice to their re-filing the same claims. Because this matter is in the early stages, we are unable to determine the amount of liability, if any, that may result from the ultimate resolution this matter.

There is a possibility that resolution of certain legal contingencies for which there are no liabilities recorded could result in a loss. Management is not able to estimate the amount of such loss, if any. However, in our opinion, the ultimate resolution of all pending matters is not expected to have a material effect on our financial position, although it is possible that such resolutions could have a material adverse impact on results of operations in the period of resolution.

Customer Contracts

We have contracts and agreements with many of our customers that dictate certain terms of our sales arrangements (pricing, deliverables, etc.). While we make every effort to abide by the terms of these contracts, certain provisions are complex and often subject to varying interpretations. Under the terms of these contracts, our customers have the right to audit our adherence to the contract terms. Historically, any settlements that have resulted from these customer audits have been immaterial to our consolidated financial statements.

Letters of Credit

Our letters of credit outstanding at December 31, 2010 approximated $16 million.

Bank Guarantees

Certain of our international subsidiaries have trade guarantees given by bankers on their behalf. The amount of these guarantees at December 31, 2010 was approximately €6 million (USD $8 million).

Purchase Commitments

We have purchase obligations consisting primarily of inventory purchases made in the normal course of business to meet operating needs. While our vendors often allow us to cancel these purchase orders without penalty, in certain cases, cancellations may subject us to cancellation fees or penalties depending on the terms of the contract.

Warranty Claims

We are involved from time to time in various warranty claims, which arise in the ordinary course of business. Historically, any settlements that have resulted from these warranty claims have been immaterial to our consolidated financial statements.

NOTE 16 —	GUARANTOR AND NON-GUARANTOR FINANCIAL STATEMENTS

In December 2009 and February 2010, McJunkin Red Man Corporation (presented as Issuer in the following tables), a 100%-owned subsidiary of McJunkin Red Man Holding Corporation (presented as Parent in the following tables), issued senior secured notes due December 15, 2016. The senior secured notes are fully and unconditionally, and jointly and severally, guaranteed on a senior basis by McJunkin Red Man Holding Corporation and substantially all existing and future 100%-owned domestic restricted subsidiaries of McJunkin Red Man Corporation (collectively, the “Guarantors”). All other subsidiaries of McJunkin Red Man Corporation, whether direct or indirect, do not guarantee the senior secured notes (the “Non-Guarantors”).

The following condensed consolidating financial statements present the results of operations, financial position and cash flows of (1) the Parent, (2) the Issuer, (3) the Guarantors, (4) the Non-Guarantors, and (5) eliminations to arrive at the information for McJunkin Red Man Holding Corporation on a consolidated basis.

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Separate financial statements and other disclosures concerning the Guarantors are not presented because management does not believe such information is material to investors. Therefore, each of the Guarantors is combined in the presentation below.

Condensed Consolidated Balance Sheets

	December 31, 2010
				Non-
	Parent	Issuer	Guarantors	Guarantors	Elim	Total

Cash	$1.1	$4.4	$—	$50.7	$—	$56.2
Accounts receivable, net	0.7	447.1	—	148.6	—	596.4
Inventory, net	—	625.4	—	140.0	—	765.4
Income taxes receivable	1.0	89.8	—	1.9	(60.1)	32.6
Other current assets	—	2.7	2.1	5.4	—	10.2

Total current assets	2.8	1,169.4	2.1	346.6	(60.1)	1,460.8
Investment in subsidiaries	686.6	478.3	—	—	(1,164.9)	—
Intercompany receivable	6.5	—	480.2	—	(486.7)	—
Other assets	—	138.0	0.1	9.7	(88.7)	59.1
Fixed assets, net	—	46.3	19.9	38.5	—	104.7
Goodwill	—	509.5	—	39.9	—	549.4
Other intangible assets, net	—	747.3	—	69.9	—	817.2

	$695.9	$3,088.8	$502.3	$504.6	$(1,800.4)	$2,991.2

Trade accounts payable	$—	$306.5	$1.1	$119.0	$—	$426.6
Accrued expenses	0.1	67.2	11.1	24.4	—	102.8
Income taxes payable	—	—	60.1	—	(60.1)	—
Deferred revenue	—	17.4	—	0.7	—	18.1
Deferred income taxes	—	73.2	(0.6)	(2.0)	—	70.6

Total current liabilities	0.1	464.3	71.7	142.1	(60.1)	618.1
Long-term debt, net	—	1,314.3	—	134.6	(88.7)	1,360.2
Intercompany payable	—	327.6	—	159.1	(486.7)	—
Other liabilities	6.1	296.0	3.4	17.7	—	323.2
Shareholders’ equity	689.7	686.6	427.2	51.1	(1,164.9)	689.7

	$695.9	$3,088.8	$502.3	$504.6	$(1,800.4)	$2,991.2

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31, 2009
				Non-
	Parent	Issuer	Guarantors	Guarantors	Elim	Total

Cash	$0.4	$5.1	$—	$50.7	$—	$56.2
Accounts receivable, net	0.6	344.6	0.1	163.3	(2.4)	506.2
Inventory, net	—	708.3	—	163.4	—	871.7
Income taxes receivable	5.9	53.5	—	(2.3)	(35.8)	21.3
Other current assets	—	3.4	1.6	7.2	—	12.2

Total current assets	6.9	1,114.9	1.7	382.3	(38.2)	1,467.6
Investment in subsidiaries	740.8	451.0	—	—	(1,191.8)	—
Intercompany receivable	—	0.5	423.4	—	(423.9)	—
Other assets	1.0	145.9	0.4	10.3	(79.2)	78.4
Fixed assets, net	—	49.6	18.9	43.0	—	111.5
Goodwill	—	506.6	—	43.1	—	549.7
Other intangible assets, net	—	787.1	—	88.9	—	876.0

	$748.7	$3,055.6	$444.4	$567.6	$(1,733.1)	$3,083.2

Trade accounts payable	$—	$238.4	$5.9	$97.1	$(2.9)	$338.5
Accrued expenses	0.4	78.4	15.5	26.5	—	120.8
Income taxes payable	—	—	35.8	—	(35.8)	—
Deferred revenue	—	15.5	—	1.5	—	17.0
Deferred income taxes	—	55.1	(1.3)	(1.9)	—	51.9

Total current liabilities	0.4	387.4	55.9	123.2	(38.7)	528.2
Long-term debt, net	—	1,315.5	—	216.3	(79.2)	1,452.6
Intercompany payable	—	282.8	—	140.6	(423.4)	—
Other liabilities	4.4	329.1	4.4	20.6	—	358.5
Shareholders’ equity	743.9	740.8	384.1	66.9	(1,191.8)	743.9

	$748.7	$3,055.6	$444.4	$567.6	$(1,733.1)	$3,083.2

Condensed Consolidated Statements of Operations

	Year Ended December 31, 2010
				Non-
	Parent	Issuer	Guarantors	Guarantors	Elim	Total

Sales	$—	$3,124.8	$—	$726.7	$(6.0)	$3,845.5
Cost of sales	—	2,742.1	3.8	587.5	(6.0)	3,327.4

Gross margin	—	382.7	(3.8)	139.2	—	518.1
Selling, general and administrative expenses	0.4	243.7	78.6	125.1	—	447.8

Operating (loss) income	(0.4)	139.0	(82.4)	14.1	—	70.3
Other (expense) income	(1.3)	(267.3)	153.1	(30.0)	—	(145.5)

(Loss) income before taxes	(1.7)	(128.3)	70.7	(15.9)	—	(75.2)
Equity in earnings of
subsidiary	(51.1)	29.2	—	—	21.9	—
Income tax (benefit)	(1.0)	(48.0)	27.4	(1.8)	—	(23.4)

Net (loss) income	$(51.8)	$(51.1)	$43.3	$(14.1)	$21.9	$(51.8)

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended December 31, 2009
				Non-
	Parent	Issuer	Guarantors	Guarantors	Elim	Total

Sales	$—	$3,215.6	$—	$448.3	$(2.0)	$3,661.9
Cost of sales	—	2,690.1	2.6	376.7	(2.0)	3,067.4
Inventory write-down	—	44.1	—	2.4	—	46.5

Gross margin	—	481.4	(2.6)	69.2	—	548.0
Selling, general and operating expenses	0.3	246.8	89.5	72.0	—	408.6
Goodwill and intangible impairment	—	317.1	—	69.0	—	386.1

Operating (loss) income	(0.3)	(82.5)	(92.1)	(71.8)	—	(246.7)
Other (expense) income	(7.1)	(385.0)	293.6	(9.6)	—	(108.1)

(Loss) income before taxes	(7.4)	(467.5)	201.5	(81.4)	—	(354.8)
Equity in earnings of
subsidiary	(334.7)	47.9	—	—	286.8	—
Income tax (benefit)	(2.3)	(84.9)	75.8	(3.6)	—	(15.0)

Net (loss) income	$(339.8)	$(334.7)	$125.7	$(77.8)	$286.8	$(339.8)

	Year Ended December 31, 2008
				Non-
	Parent	Issuer	Guarantors	Guarantors	Elim	Total

Sales	$—	$2,653.2	$1,977.6	$632.7	$(8.3)	$5,255.2
Cost of sales	—	2,179.2	1,586.8	514.7	(7.6)	4,273.1

Gross margin	—	474.0	390.8	118.0	(0.7)	982.1
Selling, general and operating expenses	7.1	165.1	227.8	82.1	—	482.1

Operating (loss) income	(7.1)	308.9	163.0	35.9	(0.7)	500.0
Other (expense) income	(17.1)	(300.7)	239.1	(14.5)	—	(93.2)

(Loss) income before taxes	(24.2)	8.2	402.1	21.4	(0.7)	406.8
Equity in earnings of
subsidiary	270.0	264.9	13.4	—	(548.3)	—
Income tax (benefit)	(8.4)	3.1	150.6	8.0	—	153.3

Net (loss) income	$254.2	$270.0	$264.9	$13.4	$(549.0)	$253.5

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidated Statements of Cash Flows

	Year Ended December 31, 2010
				Non-
	Parent	Issuer	Guarantors	Guarantors	Elim	Total

Cash flows provided by (used in):
Operating activities	$(0.2)	$32.3	$5.5	$74.8	$—	$112.4
Investing activities	0.6	(13.6)	(5.5)	2.3	—	(16.2)
Financing activities	0.3	(15.5)	—	(82.7)	—	(97.9)
Effect of exchange rate on cash	—	(4.0)	—	5.7	—	1.7

Increase (decrease) in cash	0.7	(0.8)	—	0.1	—	—
Cash — beginning of period	0.4	5.2	—	50.6	—	56.2

Cash — end of period	$1.1	$4.4	$—	$50.7	$—	$56.2

	Year Ended December 31, 2009
				Non-
	Parent	Issuer	Guarantors	Guarantors	Elim	Total

Cash flows provided by (used in):
Operating activities	$(9.2)	$480.7	$4.8	$29.2	$—	$505.5
Investing activities	(0.2)	(106.3)	(4.9)	44.5	—	(66.9)
Financing activities	9.8	(377.1)	—	(26.6)	—	(393.9)
Effect of exchange rate on cash	—	1.4	—	(2.0)	—	(0.6)

Increase (decrease) in cash	0.4	(1.3)	(0.1)	45.1	—	44.1
Cash — beginning of period	—	6.5	0.1	5.5	—	12.1

Cash — end of period	$0.4	$5.2	$—	$50.6	$—	$56.2

	Year Ended December 31, 2008
				Non-
	Parent	Issuer	Guarantors	Guarantors	Elim	Total

Cash flows provided by (used in):
Operating activities	$(22.5)	$(133.7)	$(37.2)	$56.0	$—	$(137.4)
Investing activities	(0.9)	(293.4)	67.5	(87.4)	—	(314.2)
Financing activities	23.4	426.2	(29.8)	32.1	—	451.9
Effect of exchange rate on cash	—	—	1.0	0.7	—	1.7

Increase (decrease) in cash	—	(0.9)	1.5	1.4	—	2.0
Cash — beginning of period	—	5.8	0.2	4.1	—	10.1

Cash — end of period	$—	$4.9	$1.7	$5.5	$—	$12.1

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 17 —	QUARTERLY INFORMATION (UNAUDITED)

Our quarterly financial information is presented in the table below (in thousands, except per share amounts):

	First	Second	Third	Fourth	Year

2010
Revenues	$858.3	$926.9	$1,025.5	$1,034.8	$3,845.5
Gross margin	129.5	117.4	136.8	134.4	518.1
Net loss	(11.9)	(15.9)	(10.5)	(13.5)	(51.8)
EPS:
Basic	$(0.07)	$(0.09)	$(0.07)	$(0.08)	$(0.31)
Diluted	$(0.07)	$(0.09)	$(0.07)	$(0.08)	$(0.31)
2009
Revenues	$1,153.7	$857.5	$822.1	$828.6	$3,661.9
Gross margin	243.9	125.7	55.9	122.5	548.0
Net income (loss)	71.8	16.7	(361.7)	(66.6)	(339.8)
EPS:
Basic	$0.46	$0.11	$(2.32)	$(0.40)	$(2.15)
Diluted	$0.46	$0.11	$(2.32)	$(0.40)	$(2.15)

McJUNKIN RED MAN HOLDING CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2011	2010
	(Dollars in thousands)
	Unaudited
		Note 1

Assets
Current assets:
Cash	$42,080	$56,202
Accounts receivable, net	594,892	596,404
Inventories, net	783,554	765,367
Income taxes receivable	29,565	32,593
Other current assets	9,989	10,209

Total current assets	1,460,080	1,460,775
Other assets:
Debt issuance costs, net	30,322	32,211
Assets held for sale	1,804	12,722
Other assets	13,408	14,212

	45,534	59,145
Fixed assets:
Property, plant and equipment, net	103,950	104,725
Intangible assets:
Goodwill	551,720	549,384
Other intangible assets, net	808,220	817,165

	1,359,940	1,366,549

	$2,969,504	$2,991,194

Liabilities and stockholders’ equity
Current liabilities:
Trade accounts payable	$420,085	$426,632
Accrued expenses and other liabilities	106,909	102,807
Deferred revenue	14,026	18,140
Deferred income taxes	70,825	70,636

Total current liabilities	611,845	618,215
Long-term obligations:
Long-term debt, net	1,333,008	1,360,241
Deferred income taxes	302,274	303,083
Other liabilities	21,797	19,897

	1,657,079	1,683,221
Stockholders’ equity:
Common stock, $0.01 par value per share; 800,000 shares authorized, issued and outstanding March 2011 — 168,836, issued and outstanding December 2010 — 168,808	1,688	1,688
Preferred stock, $0.01 par value per share; 150,000 shares authorized, no shares issued and outstanding	—	—
Additional paid-in capital	1,275,199	1,273,716
Retained (deficit)	(566,918)	(565,790)
Accumulated other comprehensive (loss)	(9,389)	(19,856)

	700,580	689,758

	$2,969,504	$2,991,194

See notes to condensed unaudited consolidated financial statements

McJUNKIN RED MAN HOLDING CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Three Months Ended
	March 31,	March 31,
	2011	2010
	(Dollars in thousands, except per share amounts)

Sales	$991,813	$858,282
Cost of sales	844,847	728,810

Gross margin	146,966	129,472
Operating expenses:
Selling, general and administrative expenses	114,812	108,088
Operating income	32,154	21,384
Other income (expense):
Interest expense	(33,500)	(35,339)
Change in fair value of derivative instruments	1,868	(4,063)
Other, net	(2,340)	(360)

	(33,972)	(39,762)

(Loss) before income taxes	(1,818)	(18,378)
Income tax (benefit)	(690)	(6,478)

Net (loss)	$(1,128)	$(11,900)

Effective tax rate	37.95%	35.25%
Basic (loss) per common share	$(0.01)	$(0.07)
Diluted (loss) per common share	$(0.01)	$(0.07)
Weighted-average common shares, basic	168,826	168,755
Weighted-average common shares, diluted	168,826	168,755

See notes to condensed unaudited consolidated financial statements.

McJUNKIN RED MAN HOLDING CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)

					Accumulated
			Additional		Other	Total
	Common Stock		Paid-in	Retained	Comprehensive	Stockholders’
	Shares	Amount	Capital	(Deficit)	Income (Loss)	Equity
	(Dollars and shares in thousands)

Balance at December 31, 2009	168,735	$1,687	$1,269,772	$(514,216)	$(13,345)	$743,898
Net (loss)	—	—	—	(11,900)	—	(11,900)
Foreign currency translation	—	—	—	—	(5,814)	(5,814)
Pension adjustment	—	—	—	—	163	163

Net comprehensive (loss)						(17,551)
Restricted stock vested during period	31	1	—	—	—	1
Equity-based compensation expense	—	—	974	—	—	974

Balance at March 31, 2010	168,766	$1,688	$1,270,746	$(526,116)	$(18,996)	$727,322

Balance at December 31, 2010	168,808	$1,688	$1,273,716	$(565,790)	$(19,856)	$689,758
Net (loss)	—	—	—	(1,128)	—	(1,128)
Foreign currency translation	—	—	—	—	10,541	10,541
Pension Adjustment					(74)	(74)
Net comprehensive income						9,339
Restricted stock vested during period	28	—	—	—	—	—
Equity-based compensation expense	—	—	1,483	—	—	1,483

Balance at March 31, 2011	168,836	$1,688	$1,275,199	$(566,918)	$(9,389)	$700,580

See notes to condensed unaudited consolidated financial statements

McJUNKIN RED MAN HOLDING CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended
	March 31,	March 31,
	2011	2010
	(Dollars in thousands)

Operating activities
Net (loss)	$(1,128)	$(11,900)
Adjustments to reconcile net (loss) to net cash provided by operations:
Depreciation and amortization expense	4,003	4,021
Amortization of debt issuance costs	2,990	3,001
Equity-based compensation expense	1,483	974
Deferred income tax (benefit)	(1,127)	(1,464)
Amortization of intangibles	12,443	13,766
Increase in LIFO reserve	10,065	6,872
Change in fair value of derivative instruments	(1,868)	4,063
Provision for uncollectible accounts	(278)	(460)
Nonoperating losses and other items not using cash	2,264	683
Changes in operating assets and liabilities:
Accounts receivable	8,257	(48,344)
Inventories	(24,706)	38,040
Income taxes	2,983	16,099
Other current assets	539	(2,332)
Accounts payable	(10,685)	(4,574)
Deferred revenue	(4,137)	7,117
Accrued expenses and other current liabilities	4,714	(19,118)

Net cash provided by operations	5,812	6,444
Investing activities
Purchases of property, plant and equipment	(1,824)	(5,095)
Proceeds from the disposition of property, plant and equipment	10,933	1,366
Other investment and notes receivable transactions	2,830	(667)

Net cash provided by (used in) investing activities	11,939	(4,396)
Financing activities
Net payments on revolving credit facilities	(30,830)	(69,921)
Proceeds from issuance of senior secured notes	—	48,572
Debt issuance costs paid	—	(2,477)

Net cash (used in) financing activities	(30,830)	(23,826)

(Decrease) in cash	(13,079)	(21,778)
Effect of foreign exchange rate on cash	(1,043)	58
Cash — beginning of period	56,202	56,244

Cash — end of period	$42,080	$34,524

Supplemental disclosures of cash flow information:
Cash (received) for income taxes	$(2,753)	$(19,893)
Cash paid for interest	5,470	7,295

See notes to condensed unaudited consolidated financial statements.

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 —	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation:  Our unaudited condensed consolidated financial statements have been prepared in accordance with Rule 10-01 of Regulation S-X for interim financial statements and do not include all information and footnotes required by generally accepted accounting principles for complete annual financial statements. However, the information furnished herein reflects all normal recurring adjustments which are, in our opinion, necessary for a fair presentation of the results for the interim periods. The results of operations for the three months ended March 31, 2011 are not necessarily indicative of the results that will be realized for the fiscal year ending December 31, 2011. The condensed consolidated balance sheet as of December 31, 2010 has been derived from audited financial statements for the year ended December 31, 2010. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2010.

The condensed consolidated financial statements include the accounts of McJunkin Red Man Holding Corporation and its wholly owned and majority-owned subsidiaries (collectively referred to as “the Company” or by such terms as “we,” “our” or “us”). All material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. We believe that our most significant estimates and assumptions are related to uncollectible accounts receivable, realizable value of excess and obsolete inventories, inventory valuation (last-in, first-out), goodwill, other intangible assets, deferred taxes and self-insurance programs. Actual results could materially differ from those estimates.

Cost of Goods Sold:  Cost of goods sold includes the cost of inventory sold and related items, such as vendor rebates, inventory allowances, and shipping and handling costs associated with outbound freight.

Certain purchasing costs and warehousing activities (including receiving, inspection and stocking costs), as well as general warehousing expenses, are included in selling, general and administrative expenses and not in the cost of sales. As such, our gross profit may not be comparable to others who may include these expenses as a component of costs of goods sold. Purchasing and warehousing activities costs approximated $6.2 million and $6.3 million for the three months ended March 31, 2011 and 2010, respectively.

Concentration of Credit Risk:  Most of our business activity is with customers in the energy and industrial sectors. In the normal course of business, we grant credit to these customers in the form of trade accounts receivable. These receivables could potentially subject us to concentrations of credit risk; however, we minimize such risk by monitoring extensions of trade credit. We generally do not require collateral on trade receivables.

We maintain the majority of our cash and cash equivalents with several reputable financial institutions. These financial institutions are located in many different geographical regions. Deposits held with banks may exceed insurance limits. We believe the likelihood of loss associated with our cash equivalents is remote.

We have a broad customer base doing business throughout North America, as well as internationally. During the three months ended March 31, 2011 and March 31, 2010, we did not have sales to any one customer that exceeded 10% of our gross sales. At March 31, 2011 and December 31, 2010, no individual customer balances exceeded 10% of our gross accounts receivable. Accordingly, no significant concentration of customer credit risk is considered to exist.

Income Taxes:  We estimate the tax that will be provided for the fiscal year stated as a percentage of income before taxes. This estimated annual effective tax rate is applied to the year-to-date income before taxes at the end of each quarter to compute the year-to-date tax. The tax effects of significant, unusual or infrequently occurring items are recognized as discrete items in the interim period in which the events occur. This quarterly determination of the

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

annual effective tax rate is based upon a number of significant estimates and judgments, including estimating the annual income before taxes in each tax jurisdiction in which we operate.

Segment Reporting:  We have two operating segments, one consisting of our North American operations and one consisting of our International operations. Our North American segment consists of our operations in the United States and Canada. Our International segment has operations in Europe, Asia and Australasia. These segments represent our business of providing pipe, valves, fittings and related products and services to the energy and industrial sectors, across each of the upstream (exploration, production and extraction of underground oil and natural gas), midstream (gathering and transmission of oil and natural gas, natural gas utilities, and the storage and distribution of oil and natural gas) and downstream (crude oil refining, petrochemical processing and general industrials) markets, through our distribution operations located throughout the world.

Recent Accounting Pronouncements:  In January 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU No. 2011-01”), Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20, an amendment to ASC Topic 310, Receivables. This amendment temporarily delays the effective date of the disclosures about troubled debt restructurings in Update 2010-20 for public entities. The delay is intended to allow the FASB time to complete its deliberations on what constitutes a troubled debt restructuring. The effective date of the new disclosures about troubled debt restructurings for public entities and the guidance for determining what constitutes a troubled debt restructuring will then be coordinated. The guidance is anticipated to be effective for interim and annual periods ending after June 15, 2011. We do not believe that ASU No. 2011-01 will have a material impact on our consolidated financial statements.

NOTE 2 —	INVENTORIES

The composition of our inventory is as follows (in thousands):

	March 31,	December 31,
	2011	2010

Finished goods inventory at average cost:
Energy carbon steel tubular products	$428,698	$396,611
Valves, fittings, flanges and all other products	480,565	481,137

	909,263	877,748
Less: Excess of average cost over LIFO cost (LIFO reserve)	(111,474)	(101,419)
Less: Other inventory reserves	(14,235)	(10,962)

	$783,554	$765,367

During 2010, our inventory quantities were reduced, resulting in a liquidation of a LIFO inventory layer that was carried at a higher cost prevailing from a prior year, as compared with current costs in the current year (a “LIFO decrement”). A LIFO decrement results in the erosion of layers created in earlier years and, therefore, a LIFO layer is not created for years that have decrements. The effect of this LIFO decrement decreased cost of sales by approximately $0.2 million during the three months ended March 31, 2011 and increased cost of sales by approximately $1.6 million during the three months ended March 31, 2010.

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 3 —	LONG-TERM DEBT

The significant components of our long-term debt are as follows (in thousands):

	March 31,	December 31,
	2011	2010

9.50% senior secured notes due 2016, net of discount	$1,028,864	$1,027,938
Asset-based revolving credit facility	245,479	286,398
Midfield revolving credit facility	23,463	1,297
Midfield term loan facility	4,507	14,415
MRC Transmark revolving credit facility	23,112	23,214
MRC Transmark factoring facility	7,583	6,979

	1,333,008	1,360,241
Less current portion	—	—

	$1,333,008	$1,360,241

At March 31, 2011, availability under our revolving credit facilities was as follows (in thousands):

		Eligible
		Collateral (up
	Commitment	to Commitment	Amount	Letters of
	Amount	Amount)	Outstanding	Credit	Availability

Asset-based revolving credit facility	$900,000	$627,353	$245,479	$4,809	$377,065
Midfield revolving credit facility	82,288	82,288	23,463	—	58,825
MRC Transmark revolving credit facility	84,594	84,594	23,112	10,282	51,200

	$1,066,882	$794,235	$292,054	$15,091	$487,090

Cash on hand:					42,080

Liquidity at March 31, 2011:					$529,170

We were in compliance with the covenants contained in our indenture and each of our credit facilities as of and for the three months ended March 31, 2011.

On April 29, 2011, we engaged certain financial institutions to arrange a new $1 billion senior revolving credit facility. This facility will replace and the proceeds will be used to repay existing indebtedness under our Asset-based revolving credit facility, Midfield revolving credit facility and Midfield term loan facility and to fund the ongoing operational needs of the business. The facility will have a five year maturity and terms substantially similar to our existing Asset-based revolving credit facility. This refinancing transaction was completed on June 14, 2011. We anticipate that we will incur a one-time non-cash charge to expense of approximately $10 million for certain capitalized fees relating to our previous facilities.

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Interest on Borrowings:  Our weighted-average effective interest rates on borrowings outstanding at March 31, 2011 and December 31, 2010 were as follows:

	March 31,	December 31,
	2011	2010

9.50% senior secured notes due 2016, net of discount	9.88%	9.88%
Asset-based revolving credit facility	3.50%	3.34%
Midfield revolving credit facility	4.75%	5.00%
Midfield term loan facility	5.75%	5.86%
MRC Transmark revolving credit facility	2.57%	2.61%
MRC Transmark factoring facility	1.63%	1.46%

	8.43%	8.29%

Interest Rate Swaps and Forward Foreign Exchange Contracts:  We use derivative financial instruments to help manage our exposure to interest rate risk and fluctuations in foreign currencies.

Effective March 31, 2009, we entered into a freestanding $500 million interest rate swap derivative to pay interest at a fixed rate of approximately 1.77% and receive 1-month LIBOR variable interest rate payments monthly through March 31, 2012. We have several additional interest rate swap derivatives, with notional amounts approximating $19.1 million in the aggregate. All of our derivative instruments are freestanding and, accordingly, changes in their fair market value are recorded in earnings.

We did not have any derivatives designated as hedging instruments at March 31, 2011 or December 31, 2010. The table below provides data about the fair value of our derivative instruments that are recorded in our condensed consolidated balance sheets (in thousands):

	March 31, 2011		December 31, 2010
	Assets	Liabilities	Assets	Liabilities

Derivatives not designated as hedging instruments:
Forward foreign exchange contracts(1)	$57	$—	$—	$209
Interest rate contracts(1)	—	7,414	—	8,975

(1)	Included in “Accrued expenses and other current liabilities” in our condensed consolidated balance sheets. The total notional amount of our interest rate swaps was approximately $0.5 billion at March 31, 2011 and December 31, 2010. The total notional amount of our forward foreign exchange contracts was approximately $23 million and $8 million at March 31, 2011 and December 31, 2010.

The table below provides data about the amount of gains and (losses) recognized in our condensed consolidated statements of operations on our derivative instruments (in thousands):

	Three Months Ended
	March 31,	March 31,
	2011	2010

Derivatives not designated as hedging instruments:
Forward foreign exchange contracts	$278	$157
Interest rate contracts	1,590	(4,220)

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 4 —	STOCKHOLDERS’ EQUITY

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss in the accompanying condensed consolidated balance sheets consists of the following (in thousands):

	March 31,	December 31,
	2011	2010

Currency translation adjustments	$(8,162)	$(18,703)
Pension-related adjustments	(1,227)	(1,153)

Accumulated other comprehensive loss	$(9,389)	$(19,856)

Earnings per Share

Earnings per share are calculated as follows (in thousands, except per share amounts):

	Three Months Ended
	March 31,	March 31,
	2011	2010

Net (loss)	$(1,128)	$(11,900)

Average basic shares outstanding	168,826	168,755
Effect of dilutive securities	—	—

Average dilutive shares outstanding	168,826	168,755

Net (loss) per share:
Basic	$(0.01)	$(0.07)
Diluted	$(0.01)	$(0.07)

Stock options and restricted stock are disregarded in this calculation if they are determined to be antidilutive. For the quarters ended March 31, 2011 and March 31, 2010, our anti-dilutive stock options totaled approximately 3.9 million and our anti-dilutive restricted stock totaled approximately 0.2 million.

NOTE 5 —	EMPLOYEE BENEFIT PLANS

Restricted Stock and Stock Option Plans

Under the terms of the 2007 Stock Option Plan, options may not be granted at prices less than their fair market value on the date of the grant, nor for a term exceeding ten years. Vesting generally occurs in one-third increments on the third, fourth and fifth anniversaries of the date specified in the employees’ respective option agreements, subject to accelerated vesting under certain circumstances set forth in the option agreements. We expense the fair value of the stock option grants on a straight-line basis over the vesting period. A Black-Scholes option-pricing model is used to estimate the fair value of the stock options.

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of the status of stock option grants under the stock option plan for the three months ended March 31, 2011 and March 31, 2010 is as follows:

			Weighted
			Average
			Remaining
		Weighted-Average	Contractual	Aggregate Intrinsic
	Options	Exercise Price	Term	Value
			(Years)	(Thousands)

Outstanding at December 31, 2009	3,979,210	$9.77
Granted	—	—
Exercised	—	—
Forfeited	(45,118)	$7.44
Expired	—	—

Outstanding at March 31, 2010	3,934,092	$9.80	8.3	$5,516

Outstanding at December 31, 2010	3,937,122	$9.95
Granted	—	—
Exercised	—	—
Forfeited	(13,345)	$4.81
Expired	—	—

Outstanding at March 31, 2011	3,923,777	$9.96	7.4	$2,985

Additional information regarding stock options outstanding at March 31, 2011 is provided in the following table:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Options	Price	Term	Value
			(Years)	(Thousands)

Stock Options
At March 31, 2011:
Options exercisable	943,879	$8.40	6.8	$1,356
Options outstanding and vested	943,879	$8.40	6.8	$1,356
Options outstanding, vested and expected to vest	3,743,112	$10.02	7.4	$2,803

Under the terms of the 2007 Restricted Stock Plan, restricted stock may be granted at the direction of our Board of Directors and vesting generally occurs in one-fourth increments on the second, third, fourth and fifth anniversaries of the date specified in the employees’ respective restricted stock agreements, subject to accelerated vesting under certain circumstances set forth in the restricted stock agreements. We expense the fair value of the restricted stock grants on a straight-line basis over the vesting period.

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes restricted stock activity under the restricted stock plan during the three months ended March 31, 2011 and March 31, 2010:

		Weighted Average
		Grant-Date Fair
	Shares	Value

Beginning balance at December 31, 2009	227,885	5.57
Vested	(30,191)	4.71
Forfeited	(4,764)	4.71

Ending balance at March 31, 2010	192,930	5.73

Beginning balance at December 31, 2010	155,465	5.97
Vested	(28,584)	4.71
Forfeited	(953)	4.71

Ending balance at March 31, 2011	125,928	6.27

Restricted Common Units:  Certain of our key employees received restricted common units of our parent company, PVF Holdings LLC, that vest over a three-to-five-year requisite service period. At March 31, 2011, all of the restricted common units were either vested or forfeited. Prior to full vesting or forfeiture, the expense was being recognized on a straight-line basis over the vesting period.

Profits Units:  Certain of our key employees received profits units in PVF Holdings LLC that vest over a five-year requisite service period. The holders of these units are entitled to their pro rata share of any distributions made by PVF Holdings LLC once common unit holders have received a return of all capital contributed to PVF Holdings LLC (for purposes of the limited liability company agreement of PVF Holdings LLC). Expense is being recognized on a straight-line basis over the vesting period.

Recognized compensation expense under our equity-based compensation plans is set forth in the table below (in thousands):

	Three Months Ended
	March 31,	March 31,
	2011	2010

Equity-based compensation expense:
Stock options	$1,022	$784
Restricted stock	108	77
Restricted common units	—	(339)
Profit units	353	452

Total equity-based compensation expense	$1,483	$974

Unrecognized compensation expense under our equity-based compensation plans is set forth in the table below (in thousands):

	March 31,	March 31,
	2011	2010

Unrecognized equity-based compensation expense:
Stock options	$8,880	$11,466
Restricted stock	497	886
Profit units	1,658	3,874

Total unrecognized equity-based compensation expense	$11,035	$16,226

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 6 —	SEGMENT, GEOGRAPHIC AND PRODUCT LINE INFORMATION

We operate as two business segments, North America and International. Our North American segment consists of our operations in the United States and Canada. Our International segment consists of our operations outside of North America, principally Europe, Asia and Australasia. These segments represent our business of selling pipe, valves and fittings to the energy and industrial sectors, across each of the upstream (exploration, production and extraction of underground oil and natural gas), midstream (gathering and transmission of oil and natural gas, natural gas utilities, and the storage and distribution of oil and gas) and downstream (crude oil refining, petrochemical processing and general industrials) markets through our distribution operations located throughout the world.

The following table presents financial information for each segment (in millions):

	Three Months Ended
	March 31,	March 31,
	2011	2010

Sales:
North America	$932.4	$780.7
International	59.4	77.6

Consolidated	$991.8	$858.3

Depreciation and amortization:
North America	$3.5	$3.5
International	0.5	0.5

Consolidated	$4.0	$4.0

	Three Months Ended
	March 31,	March 31,
	2011	2010

Amortization of intangibles:
North America	$11.0	$11.0
International	1.4	2.8

Consolidated	$12.4	$13.8

Operating income:
North America	$30.6	$14.0
International	1.6	7.4

Consolidated	$32.2	$21.4
Interest expense	$33.5	$35.3
Other expense	0.5	4.5

(Loss) before income taxes	$(1.8)	$(18.4)

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	March 31,	December 31,
	2011	2010

Goodwill:
North America	$509.2	$509.5
International	42.5	39.9

Consolidated goodwill	$551.7	$549.4

Total assets:
North America	$2,714.1	$2,748.7
International	255.4	242.5

Consolidated total assets	$2,969.5	$2,991.2

The percentages of our sales and assets relating to certain geographic areas are listed below:

	Three Months Ended
	March 31,	March 31,
	2011	2010

Sales:
United States	78%	76%
Canada	16%	15%
International	6%	9%

	100%	100%

	March 31,	December 31,
	2011	2010

Assets:
United States	81%	83%
Canada	10%	9%
International	9%	8%

	100%	100%

The percentages of our net sales by product line are as follows:

	Three Months Ended
	March 31,	March 31,
Type	2011	2010

Energy carbon steel tubular products	34%	33%
Valves, fittings, flanges and other products	66%	67%

	100%	100%

NOTE 7 —	FAIR VALUE MEASUREMENTS

We used the following methods and significant assumptions to estimate fair value for assets and liabilities recorded at fair value.

Derivatives:  Derivatives are reported at fair value utilizing Level 2 inputs. We obtain dealer quotations to value our interest rate swap agreements. These quotations rely on observable market inputs such as yield curves and other market based factors.

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Forward Foreign Exchange Contracts:  Forward foreign exchange contracts are reported at fair value utilizing Level 2 inputs, as the fair value is based on broker quotes for the same or similar derivative instruments.

The following table presents assets and liabilities measured at fair value on a recurring basis as of March 31, 2011 and December 31, 2010, and the basis for that measurement (in thousands):

	Total	Level 1	Level 2	Level 3

March 31, 2011
Assets:
Forward foreign exchange contracts	$57	—	$57	—
Liabilities:
Interest rate swap agreements	7,414	—	7,414	—
December 31, 2010
Assets:	—	—	—	—
Liabilities:
Forward foreign exchange contracts	209	—	209	—
Interest rate swap agreements	8,975	—	8,975	—

The following table presents the carrying value and estimated fair value of our financial instruments that are carried at adjusted historical cost (in thousands):

	March 31, 2011		December 31, 2010
	Carrying	Estimated	Carrying	Estimated
	Value	Fair Value	Value	Fair Value

Cash	$42,080	$42,080	$56,202	$56,202
Accounts receivable, net	594,892	594,892	596,404	596,404
Trade accounts payable	420,085	420,085	426,632	426,632
Accrued expenses and other liabilities	106,909	106,909	102,807	102,807
Long-term debt	1,333,008	1,328,962	1,360,241	1,292,826

The carrying values of our financial instruments, including cash and cash equivalents, accounts receivable, trade accounts payable and accrued expenses and other liabilities, approximate fair value because of the short maturity of these financial instruments.

We estimated the fair value of the senior secured notes using dealer quotations as of March 31, 2011 and December 31, 2010.

We estimated the fair value of our asset-based revolving credit facility (“ABL”) by discounting scheduled future payments (principal and interest) at current rates available on borrowings with similar terms as of March 31, 2011. The carrying values of the remaining portions of our long-term debt approximate their fair values.

NOTE 8 —	COMMITMENTS AND CONTINGENCIES

Litigation

We are involved in various legal proceedings and claims, both as a plaintiff and a defendant, which arise in the ordinary course of business.

These legal proceedings include claims where we are named as a defendant in lawsuits brought against a large number of entities by individuals seeking damages for injuries allegedly caused by certain products containing asbestos. As of March 31, 2011, we are a defendant in lawsuits involving approximately 945 such claims. Each claim involves allegations of exposure to asbestos-containing materials by a single individual or an individual, his

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

or her spouse and/or family members. The complaints typically name many other defendants. In a majority of these lawsuits, little or no information is known regarding the nature of the plaintiffs’ alleged injuries or their connection with the products distributed by us. Through March 31, 2011, lawsuits involving over 11,750 claims have been brought against us with the majority being settled, dismissed or otherwise resolved. In total, since the first asbestos claim brought against us through March 31, 2011, approximately $1.4 million has been paid to asbestos claimants in connection with settlements of claims against us without regard to insurance recoveries.

On July 30, 2010, an action was brought against the Company in Delaware Chancery Court by a former shareholder of our predecessor, McJunkin Corporation, on his own behalf and as trustee for a trust, alleging the Company has not fully complied with a contractual obligation to divest of certain noncore assets contained in the December 2006 merger agreement and seeking damages and equitable relief. We have also received written notice from other former shareholders who similarly claim the Company has not fully complied with that contractual obligation. We believe that this action, and the related claim of other shareholders, is without merit and we intend to vigorously defend ourselves against the allegations. On September 28, 2010, the Company filed a motion to dismiss the action in its entirety. On February 11, 2011, the Court granted the Company’s motion to dismiss the claims for equitable relief with prejudice, but denied the motion to dismiss the contractual claims. The Company submitted its response to the remaining claims in March 2011.

In the summer of 2010, our customer NiSource, Inc. notified McJunkin Red Man Corporation that certain polyethylene pipe manufactured by PolyPipe, Inc. may be defective. PolyPipe, Inc. filed a petition in the District Court in Cooke County, Texas against McJunkin Red Man Corporation and NiSource, Inc. seeking, among other things, a declaratory judgment that PolyPipe, Inc. is not responsible for certain costs relating to the defendants’ alleged failure to track and record the installation locations of the pipe and certain expenditures implementing the potential remediation plan. PolyPipe, Inc. subsequently filed a notice of non-suit without prejudice, requesting that the Court dismiss PolyPipe’s claims without prejudice to their re-filing the same claims. Because this matter is in the early stages, we are unable to determine the amount of liability, if any, that may result from the ultimate resolution this matter.

There is a possibility that resolution of certain legal contingencies for which there are no liabilities recorded could result in a loss. Management is not able to estimate the amount of such loss, if any. However, in our opinion, after consultation with counsel, the ultimate resolution of all pending matters is not expected to have a material effect on our financial position or liquidity, although it is possible that such resolutions could have a material adverse impact on results of operations in the period of resolution.

Customer Contracts

We have contracts and agreements with many of our customers that dictate certain terms of our sales arrangements (pricing, deliverables, etc.). While we make every effort to abide by the terms of these contracts, certain provisions are complex and often subject to varying interpretations. Under the terms of these contracts, our customers have the right to audit our adherence to the contract terms. Historically, any settlements that have resulted from these customer audits have been immaterial to our consolidated financial statements.

Purchase Commitments

We have purchase obligations consisting primarily of inventory purchases made in the normal course of business to meet operating needs. While our vendors often allow us to cancel these purchase orders without penalty, in certain cases, cancellations may subject us to cancellation fees or penalties depending on the terms of the contract.

Warranty Claims

We are involved from time to time in various warranty claims, which arise in the ordinary course of business. Historically, any settlements that have resulted from these warranty claims have been immaterial to our consolidated financial statements.

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 9 —	GUARANTOR AND NON-GUARANTOR FINANCIAL STATEMENTS

In December 2009 and February 2010, McJunkin Red Man Corporation (presented as Issuer in the following tables), a 100%-owned subsidiary of McJunkin Red Man Holding Corporation (presented as Parent in the following tables), issued senior secured notes due December 15, 2016. The senior secured notes are fully and unconditionally, and jointly and severally, guaranteed on a senior basis by McJunkin Red Man Holding Corporation and substantially all existing and future 100%-owned domestic restricted subsidiaries of McJunkin Red Man Corporation (collectively, the “Guarantors”). All other subsidiaries of McJunkin Red Man Corporation, whether direct or indirect, do not guarantee the senior secured notes (the “Non-Guarantors”).

The following condensed consolidating financial statements present the results of operations, financial position and cash flows of (1) the Parent, (2) the Issuer, (3) the Guarantors, (4) the Non-Guarantors, and (5) eliminations to arrive at the information for McJunkin Red Man Holding Corporation on a consolidated basis. Separate financial statements and other disclosures concerning the Guarantors are not presented because management does not believe such information is material to investors. Therefore, each of the Guarantors is combined in the presentation below.

Condensed Consolidated Balance Sheets

	March 31, 2011
				Non-
	Parent	Issuer	Guarantors	Guarantors	Elim	Total

Cash	$0.9	$6.3	$—	$34.9	$—	$42.1
Accounts receivable, net	0.7	405.4	—	188.8	—	594.9
Inventory, net	—	628.8	—	154.8	—	783.6
Income taxes receivable	0.1	60.6	—	5.1	(36.2)	29.6
Other current assets	—	2.1	2.0	5.8	—	9.9

Total current assets	1.7	1,103.2	2.0	389.4	(36.2)	1,460.1
Investment in subsidiaries	697.7	395.8	—	—	(1,093.5)	—
Intercompany receivable	7.3	—	363.6	—	(370.9)	—
Other assets	—	129.6	0.2	8.4	(92.7)	45.5
Fixed assets, net	—	45.5	19.5	39.0	—	104.0
Goodwill	—	509.2	—	42.5	—	551.7
Other intangible assets, net	—	737.4	—	70.8	—	808.2

	$706.7	$2,920.7	$385.3	$550.1	$(1,593.3)	$2,969.5

Trade accounts payable	$—	$295.3	$0.8	$124.0	$—	$420.1
Accrued expenses	0.2	83.4	7.8	22.8	(7.3)	106.9
Income taxes payable	—	—	33.6	2.6	(36.2)	—
Deferred revenue	—	12.6	—	1.4	—	14.0
Deferred income taxes	—	70.8	—	—	—	70.8

Total current liabilities	0.2	462.1	42.2	150.8	(43.5)	611.8
Long-term debt, net	—	1,274.3	—	177.2	(118.5)	1,333.0
Intercompany payable	—	190.3	—	148.1	(338.4)	—
Other liabilities	5.9	296.3	2.5	18.8	0.6	324.1
Shareholders’ equity	700.6	697.7	340.6	55.2	(1,093.5)	700.6

	$706.7	$2,920.7	$385.3	$550.1	$(1,593.3)	$2,969.5

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31, 2010
				Non-
	Parent	Issuer	Guarantors	Guarantors	Elim	Total

Cash	$1.1	$4.4	$—	$50.7	$—	$56.2
Accounts receivable, net	0.7	447.1	—	148.6	—	596.4
Inventory, net	—	625.4	—	140.0	—	765.4
Income taxes receivable	1.0	89.8	—	1.9	(60.1)	32.6
Other current assets	—	2.7	2.1	5.4	—	10.2

Total current assets	2.8	1,169.4	2.1	346.6	(60.1)	1,460.8
Investment in subsidiaries	686.6	478.3	—	—	(1,164.9)	—
Intercompany receivable	6.5	—	480.2	—	(486.7)	—
Other assets	—	138.0	0.1	9.7	(88.7)	59.1
Fixed assets, net	—	46.3	19.9	38.5	—	104.7
Goodwill	—	509.5	—	39.9	—	549.4
Other intangible assets, net	—	747.3	—	69.9	—	817.2

	$695.9	$3,088.8	$502.3	$504.6	$(1,800.4)	$2,991.2

Trade accounts payable	$—	$306.5	$1.1	$119.0	$—	$426.6
Accrued expenses	0.1	67.2	11.1	24.4	—	102.8
Income taxes payable	—	—	60.1	—	(60.1)	—
Deferred revenue	—	17.4	—	0.7	—	18.1
Deferred income taxes	—	73.2	(0.6)	(2.0)	—	70.6

Total current liabilities	0.1	464.3	71.7	142.1	(60.1)	618.1
Long-term debt, net	—	1,314.3	—	134.6	(88.7)	1,360.2
Intercompany payable	—	327.6	—	159.1	(486.7)	—
Other liabilities	6.1	296.0	3.4	17.7	—	323.2
Shareholders’ equity	689.7	686.6	427.2	51.1	(1,164.9)	689.7

	$695.9	$3,088.8	$502.3	$504.6	$(1,800.4)	$2,991.2

Condensed Consolidated Statements of Operations

	Three Months Ended March 31, 2011
				Non-
	Parent	Issuer	Guarantors	Guarantors	Elim	Total

Sales	$—	$771.5	$—	$220.3	$—	$991.8
Cost of sales	—	667.1	0.9	176.8	—	844.8

Gross margin	—	104.4	(0.9)	43.5	—	147.0
Operating expenses	—	60.9	20.5	33.4	—	114.8

Operating (loss) income	—	43.5	(21.4)	10.1	—	32.2
Other (expense) income	(0.2)	(94.4)	68.8	(8.2)	—	(34.0)

(Loss) income before taxes	(0.2)	(50.9)	47.4	1.9	—	(1.8)
Equity in earnings of
subsidiary	(1.0)	30.0	—	—	(29.0)	—
Income tax (benefit)	(0.1)	(19.9)	17.6	1.7	—	(0.7)

Net (loss) income	$(1.1)	$(1.0)	$29.8	$0.2	$(29.0)	$(1.1)

McJUNKIN RED MAN HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Three Months Ended March 31, 2010
				Non-
	Parent	Issuer	Guarantors	Guarantors	Elim	Total

Sales	$—	$656.2	$—	$202.1	$—	$858.3
Cost of sales	—	565.2	0.9	162.7	—	728.8

Gross margin	—	91.0	(0.9)	39.4	—	129.5
Operating expenses	0.2	57.0	18.3	32.6	—	108.1
Operating (loss) income	(0.2)	34.0	(19.2)	6.8	—	21.4

Other (expense) income	(0.4)	(106.3)	73.0	(6.1)	—	(39.8)

(Loss) income before taxes	(0.6)	(72.3)	53.8	0.7	—	(18.4)
Equity in earnings of
subsidiary	(11.5)	33.0	—	—	(21.5)	—
Income tax (benefit)	(0.2)	(27.8)	20.8	0.7	—	(6.5)

Net (loss) income	$(11.9)	$(11.5)	$33.0	$—	$(21.5)	$(11.9)

Condensed Consolidated Statements of Cash Flows

	Three Months Ended March 31, 2011
				Non-
	Parent	Issuer	Guarantors	Guarantors	Elim	Total

Cash flows provided by (used in):
Operating activities	$(0.1)	$33.8	$3.6	$(31.5)	$—	$5.8
Investing activities	(0.1)	12.7	(3.6)	2.9	—	11.9
Financing activities	—	(43.3)	—	12.5	—	(30.8)
Effect of exchange rate on cash	—	(1.3)	—	0.3	—	(1.0)

Increase (decrease) in cash	(0.2)	1.9	—	(15.8)	—	(14.1)
Cash — beginning of period	1.1	4.4	—	50.7	—	56.2

Cash — end of period	$0.9	$6.3	$—	$34.9	$—	$42.1

	Three Months Ended March 31, 2010
				Non-
	Parent	Issuer	Guarantors	Guarantors	Elim	Total

Cash flows provided by (used in):
Operating activities	$0.4	$(5.7)	$4.3	$7.4	$—	$6.4
Investing activities	(0.6)	1.2	(4.3)	(0.7)	—	(4.4)
Financing activities	—	3.4	—	(27.1)	—	(23.7)
Effect of exchange rate on cash	—	(0.8)	—	0.8	—	—

Increase (decrease) in cash	(0.2)	(1.9)	—	(19.6)	—	(21.7)
Cash — beginning of period	0.5	5.1	—	50.6	—	56.2

Cash — end of period	$0.3	$3.2	$—	$31.0	$—	$34.5

Until October 10, 2011 all dealers that effect transactions in the notes may be required to deliver a prospectus.